Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

June 30, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Integrated Annual Report for the FY 2025-26

In compliance with the provisions of the Companies Act, 2013 ("Act"), the rules made thereunder, and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), as amended from time to time, please find enclosed the Integrated Annual Report, Business Responsibility and Sustainability Report ("BRSR") and the Notice of the 42nd Annual General Meeting ("AGM") for the financial year 2025-26.

Pursuant to the provisions of Regulation 34(1) of the SEBI Listing Regulations, the Integrated Annual Report of the Company for the FY 2025-26 is being sent through electronic mode to the Members, who have registered their e-mail addresses with the Company/Registrar and Transfer Agent/ Depositories.

In addition, pursuant to Regulation 36(1)(b) of the SEBI Listing Regulations, a letter is also being sent to the Members whose email addresses are not registered, providing the web-link where the Annual Report is uploaded on website.

The Integrated Annual Report FY 2025-26 is also available on the Company's website and can be accessed at the following link:

Integrated Annual Report FY 2025-26

This is for your information and records.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

Kumar Randhir Singh
Digitally signed by Kumar Randhir Singh
Date: 2026.06.30 18:50:41 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR





Dr.Reddy's

Integrated Annual Report FY **2025-26**

Strengthening the **Core**. Building the **Future**.





Good Health Can't Wait.




02
CORPORATE
OVERVIEW
Contents
91
STATUTORY
REPORTS
14
STRATEGIC
REVIEW

Click on any section title to go directly to that part of the document.

Who we are

Dr. Reddy's Laboratories Limited (Dr. Reddy's) is a global pharmaceutical company headquartered in Hyderabad, India. Steered by our purpose of Good Health Can't Wait, we strive to broaden access to affordable and innovative medicines. Our portfolio includes APIs, generic formulations including biosimilars, OTC products, innovative products, and custom pharmaceutical services, with a strong focus on key therapeutic areas like Oncology, Central Nervous System, Pain Management, Gastro-Intestinal, Cardiovascular. We serve several major markets including the USA, India, Russia & CIS, China, Brazil, and Europe.

Our Purpose

We accelerate access to affordable and innovative medicines because Good Health Can't Wait.

Our Promises

Bringing
Expensive medicines within reach

Addressing
Unmet patient needs

Helping
Patients manage disease better

Enabling
Our partners to ensure our medicines are available where needed

Working
With partners to help them succeed

Our Principles

Empathy
We deeply comprehend the needs of our patients and partners, setting us apart from others

Dynamism
We tackle challenges that few others can, doing so with speed and adaptability

Our Values

Guided by our commitment to delivering affordable and innovative medicines for healthier lives, we foster a culture of innovation and learning, while consistently striving for higher standards of excellence.

Integrity and transparency
We maintain the highest standards of honesty and openness in all our dealings.

Productivity
We aim to accomplish more with fewer resources by embracing innovation, continuous improvement, and a strong emphasis on reducing waste.

Quality
We are committed to embedding quality into every aspect of our products and processes to exceed stakeholder expectations.

Collaboration and teamwork
We harness expertise and resources from across our global network to deliver greater value for our stakeholders.

Respect for the individual
We are devoted to fostering a work environment that embraces diverse perspectives and honours the dignity of both work and individuals.

Sustainability
We deliver value for our stakeholders in a way that safeguards our natural environment and supports the well-being of the communities where we live and work.

Safety
We are dedicated to ensuring safe working environments through the ongoing enhancement of our infrastructure, work practices, and behaviours.

Our Leadership Behaviours

Aspire for market leadership
Lead the way as a pioneer, taking every step needed to be first to market with cost-leadership and strive for a commanding market share in key markets.

Choose speed and depth everyday
Act on decisions swiftly by weighing the risks and rewards. Progress with urgency while maintaining a thorough understanding.

Unleash the potential in people
Inspire the best in those around you. Support them in achieving their full potential.

Innovate to create value
Seek out new solutions that make a meaningful difference in the lives of patients and address the needs of customers.

Be accountable for end results
Take ownership from start to finish, and be responsible for the outcomes delivered to patients, customers, and the organisation.

Excellence in execution
Champion continuous improvement and strive for excellence in execution to achieve superior outcomes.

Message from

Chairman and Co-Chairman & MD

Dear Shareholders,

The year was marked by a challenging external environment, with geopolitical uncertainties, rising protectionism, and evolving global trade dynamics. Despite this, our businesses demonstrated resilience, supported by disciplined execution and a continued focus on strengthening our core operations.

Performance Overview

For FY2026, we delivered revenue growth of 3.2% with an EBITDA margin of 22.8%, influenced by the expected decline in lenalidomide revenues in the United States and certain one-off items, including inventory adjustments, provisions, and impairment charges.

Excluding these items, revenue growth stood at 4.6%, with an EBITDA margin of 24.7%, reflecting the underlying strength of our base business.

Our India finished dosage business recorded robust growth of 16%, ahead of market growth, driven by new launches and strong performance across chronic, specialty, and vaccine portfolios. In Europe and Emerging Markets, we delivered double-digit growth, supported by new product introductions and continued demand momentum.

In contrast, our API and North America generics businesses faced increased competitive intensity. Our biologics business is at an inflection point, and we are taking focused steps to scale it into a meaningful growth driver.

Strategic Priorities and Execution

Our strategy remains anchored on three priorities:

- Strengthening core generics and API businesses through differentiated launches, targeted R&D, and supply chain reliability
- Expanding stable value pools through our consumer health portfolio
- Building innovation-led growth platforms through selective partnerships and licensing

We continued to improve cost structures, enhance productivity through operational excellence and digitalisation, and invest in capabilities across R&D, manufacturing, and commercial execution.

Advancing Portfolio and Partnerships

We made significant progress in expanding our portfolio and strengthening partnerships.

The integration of our consumer healthcare (NRT) portfolio is now largely complete, extending our presence to over 30 countries and contributing to profitability.

In biosimilars, we strengthened execution through organisational changes and talent induction.



> India formulations business grew 16%, outperforming market growth through strong execution across chronic, specialty, and vaccine portfolios.
>
> K Satish Reddy
> *Chairman*

While there remains work to be done, we are building a focused pathway to scale this business through key assets and partnerships.

During the year, we advanced several important assets and launches:

- Toripalimab (Zytorvi®) for nasopharyngeal carcinoma has received strong acceptance from oncologists in India
- Generic semaglutide injectable was approved and launched in India, and approved in Canada, expanding access in metabolic health

> We will continue to strengthen our base business while building future growth drivers across peptides, biosimilars, consumer healthcare, and innovation-led therapies.
>
> G V Prasad
> *Co-Chairman and Managing Director*



- Our vaccines portfolio in India was strengthened with Hevaxin® for Hepatitis E, and we entered women's health through hormone replacement therapies

We also continued to build a robust pipeline in complex generics, with plans for wider global expansion.

Innovation and Pipeline

Our oncology subsidiary, Aurigene Oncology, is progressing multiple programmes, with three assets currently in clinical development and several promising candidates in the pre-clinical stage. We remain committed to building a differentiated global oncology business through a combination of internal innovation and partnerships.

In APIs and services, competitive pressures persist as customers increasingly move towards backward integration. In response, we are sharpening our focus on value through differentiated offerings and expanding our Contract Development and Manufacturing Organisation (CDMO) capabilities via Aurigene Pharmaceutical Services Ltd (APSL) to drive sustainable growth.

Public Health Commitment

Our efforts to advance access to affordable healthcare continue to expand. We are working with Gilead and the Clinton Health Access Initiative (CHAI) to improve access to lenacapavir for HIV prevention in low- and middle-income countries. Our partnership with GARDP on zoliflodacin addresses the urgent need for novel treatments for drug-resistant gonorrhoea.

In addition, we are progressing initiatives in women's health, including long-acting contraceptives and nutritional supplementation programmes aimed at addressing micronutrient deficiencies.

Sustainability

We continued to make steady progress on our sustainability agenda. Our transition towards renewable energy sources across operations has strengthened, and we maintained water positivity across our sites. Our EcoVadis score improved from 73 to 80, earning a Gold rating and placing us among the top 5% globally.

Looking Ahead

As we enter FY2027, our priorities are clear. We will continue to strengthen our base business while building future growth drivers across peptides, biosimilars, consumer healthcare, and innovation-led therapies.

Our focus remains on consistent execution, disciplined capital allocation, and improving the quality and sustainability of our performance. Based on the progress made, we are confident in our ability to deliver stronger and more consistent outcomes over the medium term.

We thank our Board for their guidance, our employees for their dedication, and our shareholders for their continued trust and support.

K Satish Reddy
Chairman

G V Prasad
Co-Chairman and Managing Director

Our Global Presence

Through our capabilities in research & development, manufacturing, and sales & marketing operations around the world, and employees representing 64 nationalities, we are able to serve patients in 88 countries.

220*
Launches

25	38	129	28
North America	Europe	Emerging Markets	India

Excludes products launched through Nestlé in our nutrition venture.

US$ 3.6 Bn
Revenue

22.8%
EBITDA

27,527
Employees Globally

212
Dossiers Filed, including
15 ANDAs
347 Cumulative ANDAs

128
DMFs Filed, including
16 DMFs in the U.S.
1,748 cumulative global DMFs including **280** in the U.S.

88
Countries

64
Nationalities (Workforce)





Sales and Other Offices
Research and Development Centres
Manufacturing Facilities
Headquarters

As of March 31, 2026, 75 ANDAs and 2 NDAs are pending approval with US FDA. Of these, 44 are Para IVs and we believe 22 have 'First-to-File' status.

Note: The map is not to scale and is an artistic representation. All information as of FY2026

Key Performance Indicators

Key Financial Performance Indicators

Revenue (₹ Mn)

FY2026	335,933
FY2025	325,535
FY2024	279,164
FY2023	245,879
FY2022	214,391

Gross Profit (₹ Mn)

FY2026	177,264
FY2025	190,428
FY2024	163,607
FY2023	139,343
FY2022	113,840

EBITDA (₹ Mn)

FY2026	76,595
FY2025	92,133
FY2024	83,013
FY2023	73,061
FY2022	51,400

PBT (₹ Mn)

FY2026	54,817
FY2025	76,784
FY2024	71,870
FY2023	60,367
FY2022	32,298

PAT (₹ Mn)

FY2026	42,850*
FY2025	56,544
FY2024	55,684
FY2023	45,067
FY2022	23,568

**Attributable to Equity Holders*

Net Worth (₹ Mn)

FY2026	380,457
FY2025	337,166
FY2024	280,550
FY2023	230,991
FY2022	190,527

ROCE (%)

FY2026	15.8
FY2025	27.7
FY2024	35.5
FY2023	34.6
FY2022	19.6

EPS* (₹)

FY2026	50.4
FY2025	67.8
FY2024	66.8
FY2023	54.2
FY2022	28.3

Net Debt to Equity Ratio

FY2026	(0.09)
FY2025	(0.07)
FY2024	(0.23)
FY2023	(0.21)
FY2022	(0.08)

**Historical numbers re-casted basis the increased number of shares post share split*

Key Non-Financial Performance Indicators

Dossiers Filed including ANDAs
(Nos.)

FY2026	212
FY2025	249

Drug Master Files (DMFs)
(Nos.)

FY2026	128
FY2025	111

Patients Reached
(Mn)

FY2026	~699
FY2025	~756

Beneficiaries under CSR Activities
(Nos.)

FY2026	~1,138,233
FY2025	~700,000

Carbon Neutrality
(%)

FY2026	72
FY2025	60

Renewable Power
(%)

FY2026	78
FY2025	68

Gender Diversity
(%)

FY2026	21.6
FY2025	21.8

Board Independence
(%)

FY2026	80
FY2025	80

Board of Directors



K Satish Reddy
Chairman
M M C



G V Prasad
Co-Chairman and Managing Director
M M M



Leo Puri
Lead Independent Director
M M C



Shikha Sharma
Independent Director
M C



Dr. K P Krishnan
Independent Director
C M M

- Audit Committee (AC)
- Stakeholders Relationship Committee (SRC)
- Nomination, Governance and Compensation Committee (NGCC)
- Sustainability and CSR Committee (SCSRC)
- Risk Management Committee (RMC)
- Science, Technology and Operations Committee (STOC)
- Banking, Authorisations and Allotment Committee (BAAC)



Penny Wan
Independent Director
M M



Arun M Kumar
Independent Director
C M



Dr. Claudio Albrecht
Independent Director
M C



Dr. Alpna Seth
Independent Director
M M



Sanjiv Mehta
Independent Director
C M M

- Audit Committee (AC)
- Stakeholders Relationship Committee (SRC)
- Nomination, Governance and Compensation Committee (NGCC)
- Sustainability and Corporate Social Responsibility Committee (SCSRC)
- Risk Management Committee (RMC)
- Science, Technology and Operations Committee (STOC)
- Banking, Authorisations and Allotment Committee (BAAC)

Management Council



K Satish Reddy
Chairman



G V Prasad
Co-Chairman and Managing Director



Erez Israeli
Chief Executive Officer



M V Narasimham
Chief Financial Officer



M V Ramana
Chief Executive Officer, Global Generics



Sanjay Sharma
Chief Operating Officer



Krishna Venkatesh
Global Head of IPDO



Milan Kalawadia
Chief Executive Officer, North America



Deepak Sapra
Chief Executive Officer, API and Services



Phanimitra B
Chief Digital and Information Officer



Patrick Aghanian
Head - Consumer Health Organisation



Sandeep Khandelwal
Global Generics India Head



M S Madhu Sundar
Global Head - Quality and PV

Approach to Reporting

The Integrated Report for FY2026 offers a comprehensive perspective on our achievements spanning financial, operational, and sustainability metrics. It demonstrates our advancement in generating sustainable long-term value and integration of environmental, social, and governance (ESG) considerations into our business.


Dr.Reddy's
Good Health Can't Wait.

Scope and Coverage of Reporting

This Report encompasses our worldwide business activities, covering research and development, manufacturing, supply chain operations, and marketing functions. The document incorporates Statutory Reports and Audited Financial Statements spanning April 1, 2025, through March 31, 2026, except where otherwise indicated. Environmental and social performance metrics for joint ventures and associate companies that are not consolidated within our financial statements including Kunshan Rotam Reddy Pharmaceutical Co. Limited (China), DRES Energy Private Limited (India), and O2 Renewable Energy IX Private Limited – are not included in this reporting scope.

Our scope of non-financial reporting covers 100% of our consolidated revenues.

To enhance our ESG transparency, we produce two complementary publications: the Sustainability Data Book, containing additional pertinent and significant sustainability data, and the ESG Reporting Criteria, which provides definitions and calculation methods for essential sustainability metrics.

Any restatement related to non-financial disclosures are called out in the respective sections of the report and methodology changes are explained in the reporting criteria document.[1]

[1] *GRI 2-4*

Assurance Methodology

We employ an integrated assurance framework to assess and confirm the accuracy of financial, operational, and sustainability information contained within this Report. The Board has authorised the selection of assurance providers for both financial and non-financial data.

Independent Statutory Auditors M/s S. R. Batliboi & Associates LLP have conducted the audit of our annual financial statements. For sustainability-related information, we have engaged DNV Business Assurance India Private Limited (DNV) as our independent third-party assurance provider.

BRSR Core metrics have received reasonable assurance methodology, while comprehensive sustainability information has been subject to limited assurance procedures following the International Standard on Assurance Engagements (ISAE) 3000 framework and DNV's VeriSustain™ protocol V6.0 approach.

Responsibility Statement

Our Management has conducted a thorough review of this Integrated Annual Report and has given formal approval for its publication.

Reporting standards and frameworks

- International Integrated Reporting (<IR>) framework by the International Integrated Reporting Council (now part of IFRS Foundation)
- SASB Sustainability Standards for Biotechnology & Pharmaceuticals
- Global Reporting Initiative (GRI) Universal Standards 2021
- IFRS Sustainability-related Financial Disclosures S1 & S2
- National Guidelines on Responsible Business Conduct, 2019 (NGRBC) of the Ministry of Corporate Affairs, Government of India
- Art.964b of the Swiss Code Obligations
- United Nations Sustainable Development Goals (UN SDGs)
- Securities and Exchange Board of India (SEBI) Circulars which outline the format for the Business Responsibility and Sustainability Report (BRSR Core & Comprehensive)
- Ten Principles of the UN Global Compact (UNGC)



Our Strategy Pillars

Our purpose of "Good Health Can't Wait" directs every initiative we undertake, while our core values of empathy and dynamism empower us to thrive in a challenging market environment. Our three foundational strategic pillars ensure that patient requirements remain our primary focus.


Operational Excellence and Continuous Improvement
Our three strategic pillars
Patient-Centric Product Innovation
Leadership in Chosen Spaces

Leadership in Chosen Spaces

Our mission to expedite access to cost-effective and innovative medications drives us forward, as Good Health Can't Wait. We aim to boost the introduction of first-to-market products, solution to complex products and distinctive offerings, improve access to cutting-edge treatments, and expand our market reach through innovative distribution strategies. These efforts allow us to establish and sustain leading positions across various therapeutic areas and product categories within our operating markets.

Our portfolio encompasses prescription generic medications including biosimilars, innovative drugs, over-the-counter pharmaceutical products and Active Pharmaceutical Ingredients (API).

Our primary therapeutic specialisations include Oncology, Central Nervous System, Pain Management, Gastro-Intestinal, Cardiovascular, Respiratory, Anti-Infectives and Diabetology.

We deliver customer value through competitive pricing strategies, vertical integration, dependable customer support, and a strong regulatory compliance history.



Our chosen spaces - our core business

Global Generics

Branded generics

We strive to build a collection of trusted brand names, pioneer market entries, and provide distinctive therapeutic solutions to healthcare professionals and patients. Several of our brand products maintain substantial market leadership within their respective molecular and therapeutic segments.

Unbranded generics

We focus on maintaining strong development competencies that allow us to introduce first to market products that are cost-effective, complex to produce, and incorporate advanced technology.

Biosimilars

Our goal is to enhance global accessibility to biosimilar treatments through a combination of in-house development and strategic partnerships. After successfully introducing numerous biosimilar products in India and other developing markets, we are gradually expanding operations into stringently regulated territories.

Pharmaceutical services and active ingredients ("PSAI")

API business

We focus on developing complex products and facilitating market launches ahead of competitors while maintaining competitive pricing.

Pharmaceutical services business

We provide specialized expertise and technological solutions at cost-effective pricing structures to pharmaceutical innovators and biotechnology firms.

Consumer health business

We continue strengthening our consumer health portfolio addressing diverse wellness requirements spanning nutritional support, hydration solutions, allergy management, pain relief, and women's health needs.

Innovative Medicines

We aspire to improve the lives of patients by ensuring access to quality cancer medicines through accelerated innovation and strong partnerships.

Operational Excellence and Continuous Improvement

We have embedded Operational Excellence as a foundational pillar of our business strategy. Our approach combines the Strategic Deployment Process for breakthrough innovation with Lean Daily Management for continuous improvement, aligning strategic goals with daily execution. Through our Autonomous Way of Working philosophy, frontline employees drive accountability and ownership. We have trained over 4,000 employees and delivered more than 5,000 improvement projects annually through Lean and continuous improvement initiatives.

Our digital transformation, including Manufacturing Execution System (MES), Artificial Intelligence / Machine Learning (AI/ML) analytics, and SAP integration, enables real-time decision-making, while Factory of the Future initiatives position us as a leader in smart pharmaceutical manufacturing. These efforts have delivered meaningful improvements in productivity, cost efficiency, and asset utilisation across our Oral Solid Dosage (OSD), API, and injectables facilities. Our Total Performance Management (TPM) programmes have substantially reduced equipment breakdowns, strengthening operational reliability.

We have trained over **4,000 employees** and delivered more than **5,000 improvement** projects annually through Lean and continuous improvements.

Our Quality Management Maturity (QMM) Programme, established across 16 high-impact areas, has reduced quality incidents, human errors, and invalid Out of Specification (OOS) occurrences.

We have improved forecast accuracy, enhanced OTIF performance to 95%+, and have ensured responsiveness to market demands.

Our Quality Management Maturity (QMM) Programme, established across 16 high-impact areas, has reduced quality incidents, human errors, and invalid Out of Specification (OOS) occurrences. Leveraging statistical techniques, machine learning, and Quality by Design/Design of Experiments (QBD/DOE) capabilities, we are driving product robustness with early success in API and Sterile products, ensuring Right First-Time quality.

Driving Excellence across Enterprise

Operational excellence is the way we run the Company every day. It connects strategy with the shop floor, blends lean practices with digital and automation, and gives our teams a common playbook. The outcome is visible in stronger service, higher right first time quality, lower cost, and faster cycle times across APIs, Injectables, Biosimilars, and OSD facilities. Better processes and smarter technology are turning discipline into results that matter for investors, customers, and patients.

Our API operations have increased capacities through batch size scale up and process simplification, freeing 0.5 mn effort hours.

We are retiring conventional centrifuges and tray dryers and moving to closed loop Agitated Thin Film Dryer (ATFD) systems and spray drying, reducing solvent waste and operator exposure. Sustainability progress includes lower groundwater withdrawal, higher solvent recovery, cleaner energy etc.

APIs

0.5 mn Hours Freed Through Process Excellence

Closed-Loop Manufacturing Driving Safer & Greener Operations

Our injectables plants run large batch commodity generics and complex products with equal reliability. Processes and digital improvements reduced cycle times and accelerated batch release timelines. Enhanced use of data and automation has also improved operation control and decision-making.

Injectables

Every order delivered on time and in full, achieving zero lost opportunity cost across global markets.

AI-driven manufacturing compressed cycle times and reduced batch release timelines.

Our biologics business has evolved into a fully integrated organisation with end-to-end capabilities across development, manufacturing, and commercialisation in oncology and immunology. Manufacturing capacity is scaling across both drug substance and drug product and continuing to focus on reliable supply, regulatory-readiness and right first time quality.

Biosimilars

A fully integrated biologics platform spanning development, manufacturing and commercialisation.

Rapid capacity expansion supported by new facilities while maintaining right-first-time quality and regulatory-readiness.

Our OSD operations continues to improve efficiency through better use of technology and closer integration between R&D and manufacturing. These efforts have helped in increasing output without additional capital investment. From a digital twin scheduler that enables zero-touch planning, to a Smart Investigator that speeds up root cause analysis, to monthly models that lift process robustness and asset productivity, we are leveraging AI.

We are advancing toward zero-touch manufacturing, with corridors where lines run reliably with minimal human presence, improving quality, employee experience, and energy efficiency. Our Self-Managed Team programme, now in its 24th year, trains and empowers talent from weaker socio-economic backgrounds to run operations independently, strengthening both performance and inclusion.

Oral Solid Dosage (OSD)

One of our OSD facility is recognised as a World Economic Forum Digital Lighthouse

All seven OSD plants are digitally-native, with approximately 40 homegrown digital use cases

Dr. Reddy's Management System - One Integrated System for Sustainable Excellence

As Dr. Reddy's continues to evolve into a more agile, future-ready, and globally integrated organisation, the need for a unified management approach that connects strategy, execution, people, and performance has become increasingly critical. This aspiration has shaped the foundation of the Dr. Reddy's Management System (DRMS).

DRMS focuses on two core elements;

Performance - driving execution through clear priorities and continuous improvements.

Culture - building capabilities, reinforcing behaviour and strengthening accountability.

This approach ensures that strategic priorities are translated into action with consistent execution across the organisation.

The performance engine drives execution through Strategic Deployment Planning (SDP), Lean methodology for driving end-to-end improvements, and daily work management practices through Lean Daily Management (LDM).

The culture engine reinforces this system by strengthening capabilities, embedding ASPIRE behaviours, and aligning performance management practices to drive both outcomes and behaviours.

Over 35 Lean project were initiated with more than 50 Lean champions trained



I want people to be open-minded, learn Lean, and use it to eliminate waste.

"The idea of the system is to bring out the best in you and make yourself the best version of what you can be. The organisation doesn't get the outcome until the whole value chain delivers results."

G V Prasad

Digital Transformation

For us, technology is not merely a support function. It is a strategic lever for reimagining how we operate, compete, and create value. Our digital transformation journey in FY2026 made significant strides in building a future-ready, intelligent, and resilient enterprise.

Impact Across the Value Chain

In FY2026, we continued to advance our digital transformation across eight critical dimensions of our business, building on the strong foundation established in prior years and sharpening our focus on process reimagination, AI integration, and scalable infrastructure.

Core

We moved beyond basic digitalisation by implementing SAP Ariba and automating payables through VIM.

M&A

The Haleon Consumer Health acquisition was integrated seamlessly with minimal disruption, SAP deployed, logistics onboarded, and partners transitioned.

Security

A third-party audit based on the NIST framework validated our cybersecurity posture, complemented by the implementation of ServiceNow ITAM for asset management

Quality

Quality management processes were fundamentally reimagined ahead of the rollout of ComplianceQuest as the new QMS platform, aiming to take quality beyond compliance.

Markets

AI-powered commercial and marketing excellence initiatives were further advanced, including analytics-led micro-market segmentation, and omni-channel orchestration for HCP engagement.

Science

AI-powered Smart Formulations and Smart Synthesis platforms continue to reimagine pharma R&D, while Aurigene. AI was launched to support drug discovery services for customers.

Manufacturing

The OpsNext programme expanded further, with the Smart Investigator leveraging AI to score root cause analysis documents

Patients

Platforms such as Alivius and MyFlexa continued to bring us closer to patients.

Intelligent Nerve Centres and Data Democratisation

Our enterprise data platform has fundamentally redefined how data is accessed, governed, and leveraged across the organisation. Historically, inconsistencies in product data across markets constrained enterprise-wide visibility and decision-making. Today, we operate on a unified data foundation that delivers real-time visibility across sales, P&L, and key operational metrics, establishing a single source of truth.

AI as a Strategic Lever

We are reimagining the role of AI as a foundational capability to transform how work is executed, decisions are made, and expertise is scaled across the organisation. Our approach focuses on three strategic applications of AI in enforcing processes, enhancing productivity, and augmenting expertise.

Our Value Creation Model

INPUTS

Financial Capital
- ₹ **579,346** mn total assets
- ₹ **144,339** mn operating working capital

Manufactured Capital
- ₹ **23** bn CAPEX incurred
- **24** manufacturing facilities globally

Intellectual Capital
- **5** state-of-the-art R&D facilities
- ₹ **24,058** mn spend on R&D
- **2,769** R&D scientists

Human Capital
- **27,527** employees
- **74.4** average hours per FTE of training and development
- ₹ **256.21** mn spent on training and development

Social and Relationship Capital
- ₹ **1,124** mn in CSR spend
- Associated with **8** trade and industry chambers/associations

Natural Capital
- **4,649,832** GJ energy consumed
- **2,073,198** KL water withdrawal
- ₹ **359** mn investment in renewable energy

Innovation-led, socially responsible and eco-conscious

VALUE CREATION FRAMEWORK

We accelerate access to affordable and innovative medicines because **'Good Health Can't Wait'**

Corporate Governance and Internal Controls

Core Capabilities

- Integrated Manufacturing & Responsible Supply Chain
- R&D and Product Innovation
- Quality, Compliance & Regulatory Strength
- People, Culture & Leadership
- Global Commercial & Access Network
- Sustainability, Governance & Risk Resilience



Our Foundation

- Integrity and Transparency
- Safety Culture
- Operational Excellence
- Collaboration and Teamwork
- Globally Benchmarked Quality Standards
- Sustainable Impact

OUTPUTS

- ₹ **335,933** mn Revenue
- ₹ **76,595** mn EBITDA
- ROCE: **15.8%**

- **220** new products launched
- **~699** mn patients reached
- **43%** first-to-market launches in priority markets

- **128** new DMFs filed globally
- **212** dossiers including 15 ANDAs filed

- **21.6%** gender diversity
- **116** differently-abled employees
- **97%** employees trained for skill upgradation

- **~1,138,233** lives impacted through CSR
- **82.1** mn KL water saved through agri-water saving techniques

- **72%** carbon neutrality achieved
- **78%** renewable power share
- **56%** water reused/recycled
- **18%** waste reduction for 6 high-volume products through green chemistry practices
- **Zero** waste to landfill

OUTCOMES

Sustained long-term cash flow and a strong balance sheet enabling continued investment for future growth.

Expanding affordable access to medicines through robust manufacturing and an innovative R&D pipeline with first-to-market launches.

Building an inclusive, motivated workforce with diversity across gender, ethnicity, and differently abled talent.

Advancing primary healthcare, education for underprivileged children, youth employability, and livelihoods for small and marginal farmers.

Reducing carbon footprint and driving water-positive operations through improved energy and water efficiency.

Upholding strong governance and stakeholder trust to enhance long-term shared value creation.





BUILDING THE FUTURE RESPONSIBLY

Our commitment to responsible growth shapes every decision we make. By embedding environmental, social and governance principles across our operations, we are creating lasting value for patients, communities and the planet, while building a resilient business for the future.

Value Creation, Sustainability and Long-term focus

"At Dr. Reddy's, value creation begins with patients and extends to partners, society and all our stakeholders. We remain committed to making long-term choices with discipline and transparency, while embedding sustainability into the core of how we operate - from access and innovation to governance, environmental stewardship and social impact."

Erez Israeli
Chief Executive Officer

Environmental

Commitment to environmental stewardship

Theme	Description	Target	FY2026 Progress
Reducing carbon emissions	Adopting renewable power	100% renewable energy by 2030	78%
	Progressing towards carbon neutrality	Carbon neutrality in our direct operations (Scope 1 and Scope 2 emissions) by 2030*	72%
	Reducing carbon emissions in the supply chain	12.5% reduction in indirect carbon emissions across our supply chain (Scope 3 emissions) by 2030*	12% absolute reduction in Scope 3 w.r.t. FY2021
Water positivity	To be a water positive organisation	Be water positive by 2025*	We achieved water positivity in FY2023 and continued to be water positive

** These goals are being replaced with new goals. Refer "Metrics & Targets" section in Building a Greener Tomorrow. pg no 54*

Social

Making our products accessible & affordable

Theme	Description	Target	FY2026 Progress
Access	Serving maximum patients globally	Serve 1.5 bn patients by 2030	~699 mn patients reached through our products
Affordability	Introducing first-to-market generics	40% new launches in priority markets to be first-to-market by 2030	43%
Innovation	Improving standard of care to address unmet needs	3 innovative solutions to improve the standard of treatment every year from 2027	5 Deals signed for innovative products for India and Emerging Markets

Contributing to a fairer, more inclusive world

Theme	Description	Target	FY2026 Progress
Diversity, equity and inclusion	Enhancing women leadership	At least 35% women in senior leadership by 2030	17.9%
	Promoting gender parity	Gender parity by 2035	21.6%

Governance

Enhancing trust with stakeholder

Theme	Description	Target	FY2026 Progress
Corporate governance	Committed to upholding the highest standards of compliance and ethics	Meet the highest standards on compliance and ethics backed by robust corporate governance	• Zero material deviations recorded during the year
ESG disclosures*	Transparency and communication around our ESG performance	Enhance disclosure on our ESG progress to reach top quartile by 2025	• Enhanced ESG disclosures with wider coverage of KPIs, increased reporting frameworks like IFRS S1 & S2, SASB
Strategic suppliers	Embedding ESG principles across our supply chain	100% strategic suppliers to be compliant with our chosen ESG framework by 2030	• ESG assessment completed for 94% of strategic suppliers

** Going forward the 'ESG disclosures goal' would be tracked as part of 'Corporate Governance goal'*



Access, Affordability, and Innovation

Access, affordability and innovation work together to drive everything we do. During FY2026, we strengthened our pipeline through novel drug development and AI-assisted discovery, expanded our biosimilars portfolio across Europe and the UK, and partnered with global health institutions to bring critical treatments to over 14 low and middle-income countries. We built new commercial infrastructure in sub-Saharan Africa and Southeast Asia and continued investing in health systems strengthening and patient support beyond the pill. Our conviction remains simple: good health cannot wait, and every patient deserves timely access to safe, effective and affordable treatment.

Key Focus Areas

- Strategy for wider access
- Strategic collaborations
- Strengthening our product pipeline
- Focusing on public health
- Patient assistance and support

Material Topics Linked

- M1 Product quality
- M11 Affordability of healthcare
- M12 Access to healthcare
- M13 Customer satisfaction

~ 699 mn
Patients reached through our product portfolio

Our strategy for wider access[2]

This year, we have strengthened our portfolio with 220 launches spanning oncology, cardiovascular, diabetes, CNS, consumer health and public health portfolios across countries.

In retail-oriented markets, we have been consistently introducing differentiated and first-to-market products. In institutional markets, we continue to be market leaders across key therapeutic areas. Three key levers have driven this achievement:

- **First-mover advantage:** In-house molecule pipeline enabling us to be amongst top three generic launches in several category.
- **Commercial excellence:** Holistic products and structured account management drive strong execution.
- **Targeted access:** Partnerships with integrated healthcare providers expand institutional reach.

Through our collaboration strategies, we have partnered with Henlius for a Daratumumab biosimilar, the Alvotech partnership for a Pembrolizumab biosimilar, and the Hybio term sheet on peptide APIs collectively reflecting a deliberate approach to augmenting product pipeline for broadening affordable access. In biosimilars, we became the first company globally to file a BLA for an Abatacept biosimilar for the intravenous (IV) infusion formulation in the U.S., launched Rituximab across several countries in Europe, and brought Denosumab biosimilar to market in Germany.

On the global health front, our work moved from licensing to execution. The Lenacapavir programme, with Unitaid, CHAI and Wits Reproductive Health and HIV Institute (Wits RHI), is targeting Low-Middle Income Countries (LMIC's) more with filings underway in approximately 20 countries covering 70% of the global HIV burden. The Depot Medroxyprogesterone Acetate – Subcutaneous (DMPA-SC) programme with the Bill and Melinda Gates Foundation is scaling toward 30 mn units of annual manufacturing capacity, with an India launch planned in FY2027 and a phased rollout across 35 or more countries. Zoliflodacin developed with GARDP and Innoviva – has been filed in Thailand and South Africa to address antimicrobial-resistant Gonorrhea.

Our sub-Saharan Africa footprint expanded to 28 of 49 countries, supported by partnerships with IPS, Corporation For Africa & Overseas (CFAO), Artemis Lifesciences and the IFC. The Nestlé joint venture deepened our medical nutrition access strategy in India through Health Economics and Outcomes Research (HEOR) studies, government tender supply at differentiated pricing, and a scaled diabetes clinic programme. The successful integration of Nicotinell, a WHO Essential Medicines List product, extended our reach in tobacco cessation with geographic expansion and digital behavioural support tools in development.

Through Dr. Reddy's Foundation for Health and Education, we delivered nearly 2,700 preventive health sessions reaching over 175,000 beneficiaries, trained more than 58,000 healthcare professionals, and supported 16,500 patients through dietary consultations. Our digital health platforms, including SemaKare, MeningAware, collectively served patients across

[2] *HC-BP-240a.1*

India, Russia and Latin America, reflecting our deepening investment in technology-driven, patient-centric care.

Strategic collaborations

FY2026 marked a strong year for our collaboration strategy, with the company inking and advancing a series of collaborations across oncology, immunotherapy, infectious disease and peptide APIs.

In FY2026, our joint venture with Nestlé has been further integrated to strengthen our access strategy in consumer markets. With medical nutrition penetration at just 5–7% in India, expanding access is foundational to the JV. Our long-term ambition is to manufacture complex products locally to further improve affordability.

Within the diabetic segment, we have piloted a clinical programme with ~100 doctors, offering expert knowledge, lifestyle modification services, and nutritional guidance, with plans to scale to 700–800 doctors over the next 18 months. Our goal is to ensure that access goes beyond product availability to include the right understanding of how nutrition can support better health outcomes.

Through the JV, we have published 10 medical publications this year aligned with global bodies such as American Society for Parenteral and Enteral Nutrition (ASPEN). We also train Speech and Language Pathologists (SLPs) in dysphagia management, enabling patients to transition off tube feeding.

In FY2026, we successfully integrated the Nicotine Replacement Therapy (NRT) business acquisition, deepening our role in tackling one of the world's largest preventable health challenges. Smoking rates still exceed 20–30% across parts of Eastern Europe, Asia, and Africa, while vapes, e-cigarettes, and nicotine pouches pose new, clinically unproven risks in developed markets. Our flagship product, Nicotinell, one of Europe's most recognised OTC brands with a 30+ year heritage, 22–23% global share in the ex-US NRT category, and the world's second-largest NRT brand, is listed on the WHO Essential Medicines List and anchors our smoking cessation portfolio across developed and developing markets. The newly launched Nicotinell Spray (UK, Nordics, France) delivers craving relief lasting over two hours, addressing one of the most persistent barriers to quitting.

We are also building a behavioural support app to address the psychological side of addiction and partnering with government health bodies (e.g., the Nordics) to advance NRT adoption and public smoking cessation campaigns.



Developing the Right Products for the Right Markets

Product development is one of Dr. Reddy's strongest differentiators because it brings together deep scientific capability, a clear understanding of intellectual property, and the ability to develop products end-to-end across API and formulations. Our focus is not just on developing products, but on bringing the right products to the right markets at the right time, whether through internal development or through partnerships.

M V Ramana

Chief Executive Officer, Global Generics

Strengthening our product pipeline

Our product pipeline saw momentum in FY2026. As of March 31, 2026, we have received final approval for 339 Abbreviated New Drug Applications (ANDAs). An additional 75 ANDAs are pending approval, of which 43 are Paragraph IV filings, and 22 are believed to have first-to-file status.

During FY2026, we filed 212 dossiers globally, including 15 ANDAs. On the active pharmaceutical ingredients front, we filed 128 Drug Master Files (DMFs) globally during the year, of which 16 were in the United States. Cumulatively, our total active DMFs filed worldwide stood at 1,748 as of March 31, 2026, including 280 active DMFs filed in the US.

Significant strides have been made with Aurigene Oncology's proprietary A-PROX platform, which is centred on Targeted Protein Degradation (TPD). This platform has generated a preclinical portfolio of next-generation degraders, such as SMARCA2 selective degrader for SMARCA4 mutant NSCLC. To accelerate its oncology pipeline, Aurigene Oncology has established key strategic collaborations.

We also entered the anti-vertigo segment with the acquisition of Stugeron and related brands across 18 markets in APAC and EMEA from Janssen Pharmaceutica. In India, we strengthened our gastro-intestinal portfolio with the launch of two novel drugs, Tegoprazan, under the brand name of 'PCAB', and Linaclotide under the brand name of 'COLOZO'.

Entering the GLP-1 Market

Our foray into GLP-1 therapies reflects our deep capabilities in complex product development and peptide science. In Canada, Dr. Reddy's became the first company to obtain market authorisation for generic Semaglutide in one of the world's most highly regulated markets fortifying our long-standing Canadian presence and strengthening our diabetes portfolio across regulated markets.

In India, Obeda, the first DCGI-approved generic equivalent of semaglutide injection, established non-inferior efficacy and a safety profile comparable to the innovator drug. A GLP-1 receptor agonist with a globally proven track record in glycaemic control and weight management, its launch meaningfully expands affordable access to a therapy class that has transformed diabetes and cardiometabolic care.



We have improved to 9th Position in Indian Pharmaceutical Market (IPM)

28 new brands launched in India in FY2026

Source - IQVIA MQT March 2026

Advancing clinical research through strategic public-private partnerships

ICMR Collaboration on Multiple Myeloma

We successfully built on the Memorandum of Agreement with the Indian Council of Medical Research (ICMR) for a collaborative research project aimed at advancing our small molecule Multiple Myeloma clinical trial. Our commitment to creating research-driven products that meet the evolving needs of the healthcare ecosystem remains at the core of this partnership. The ICMR collaboration complements a broader strengthening of our oncology pipeline.

These partnerships underscore our deepening focus on innovating cutting-edge solutions to positively impact the lives of cancer patients.

Launches that addressed unmet needs

Beyond regulatory filings, FY2026 was equally defined by the translation of our pipeline into meaningful product launches across therapy areas where standard of care has long lagged unmet need. Four Novel product introductions through in-licensing, illustrate our commitment in delivering differentiated therapies to patients who need them most.

Sensimune is a sublingual immunotherapy tablet for house dust mite induced allergic rhinitis and asthma. Unlike conventional symptomatic therapies, it offers a disease-modifying effect by desensitising the immune system, with clinical benefits persisting two to three years after therapy is discontinued. The launch addresses a long-standing gap in allergy care where patients previously relied on lifelong symptom control.

Building on the exclusive licensing agreement with HK inno. N Corporation, our commercial rollout of Tegoprazan in India during FY2026 introduced a next-generation potassium competitive acid blocker to a market long reliant on proton pump inhibitors. The launch extends affordable access to an advanced acid suppression class in a high-prevalence disease area.

We became the first pharmaceutical company to receive regulatory approval to launch Linaclotide in India, under the brand name Colozo, a first-in-class guanylate cyclase C agonist. Colozo is approved in India for chronic idiopathic constipation in adults, addressing the limited efficacy of conventional laxatives on abdominal pain and bloating. It is the first therapy in India to target motility and pain together in this patient population.

Novotaxel is a novel docetaxel formulation powered with TPGS (D alpha tocopheryl polyethylene glycol 1000 succinate), indicated for breast, prostate, head and neck, non-small cell lung, and gastric cancers. Its key differentiation is the elimination of steroid premedication, avoiding steroid linked adverse effects and meaningfully enhancing patient comfort across the treatment journey. Novotaxel sets a new benchmark as a safer, clinically advanced alternative in an otherwise commoditised chemotherapy segment.

Global Academic Collaborations

Aurigene Pharmaceutical Services Limited (APSL) and CSIR-Indian Institute of Chemical Technology (IICT) continued to work together during FY2026 to develop and integrate AI models into drug discovery processes, aiming for faster and more efficient development. This collaboration includes initiatives such as training programmes for fresh graduates and the development of AI-powered drug discovery platforms.

During the year, the impact of this partnership became tangibly evident: APSL delivered three discovery programmes through its in-house, AI-assisted drug discovery platform, Aurigene.AI, demonstrating a meaningful transition from platform development to real-world programme delivery.

Aurigene.AI, developed with IICT's input, utilises AI models to predict Absorption, Distribution, Metabolism, Excretion and Toxicity (ADMET) properties, crucial for accelerating drug development timelines and improving candidate quality. Aurigene continues to maintain a strong partnership with IICT's CADD group and technical team in developing and refining the platform. Beyond drug discovery, APSL further demonstrated its growing stature as a pharmaceutical services partner during FY2026. APSL served as the exclusive API manufacturer for 2 of the 46 Novel Drugs approved by the USFDA in 2025, reinforcing its position as a trusted CDMO partner for innovative pharmaceutical companies globally.

Biosimilars

Our biosimilars business has expanded from emerging markets onto the global stage, with commercial launches in Europe and the UK and new partnerships for widely prescribed biologics. This year, we secured marketing authorisations in multiple regulated markets, became the first company to file an Abatacept BLA for IV infusion in the U.S., and partnered to develop a biosimilar to a leading oncology drug.

Our strategic model has also evolved: in-house development now sits alongside in-licensing and co-development partnerships to scale faster, optimise investment, and de-risk pipelines, while dedicated front-end commercial teams in the U.S. and Europe establish direct presence in regulated markets.

First company to secure market authorisation for generic semaglutide in India & Canada

Two launches defined the year in Europe:

- Ituxredi, our rituximab biosimilar, moved from EMA CHMP positive opinion to European Commission and UK MHRA approvals, and is now commercially available in Europe, an affordable alternative to MabThera for non-Hodgkin's lymphoma, CLL, rheumatoid arthritis, and other serious conditions
- Acvybra and Xbonzy, biosimilars to Prolia and Xgeva, launched in Germany by December 2025, expanding affordable access for osteoporosis and cancer-related bone complications

We became the first company globally to file a Biologics License Application (BLA) with the USFDA for an Abatacept biosimilar, with the FDA accepting our application for review in February 2026. Given the molecule's complexity, Abatacept is expected to be a limited-competition product. This milestone reflects the strength of our internal biologics engine, from discovery through clinical development to regulatory filing, and our commitment to bringing affordable autoimmune therapies to American patients. The IV formulation BLA was filed in December 2025, while the subcutaneous formulation is under development with filing expected, together addressing the full spectrum of patient and physician preferences.

Our emerging markets strategy continues to prioritise affordable access to biologics. In-licensing for India and

emerging markets requires a fraction of U.S./Europe investment, allowing more partnerships and a broader portfolio of therapies for these regions.

Through our Bio-Thera Solutions partnership, we are commercialising BAT2206 (Stelara biosimilar) and BAT2506 (Simponi biosimilar) across Southeast Asia (Cambodia, Indonesia, Malaysia, Philippines, Thailand, Vietnam), expanding affordable autoimmune care where originator prices remain prohibitive. In India, our Zydus partnership for a pertuzumab biosimilar alongside our trastuzumab biosimilar Hervycta brings the complete HER2-positive breast cancer standard of care within reach for more patients.

Beyond biosimilars, we are selectively investing in novel biologics for significant unmet needs. Our partnership with Coya Therapeutics (US-listed) to co-develop Coya 302, a novel combination therapy for ALS, has evolved from an Abatacept supply agreement into a co-development arrangement with Dr. Reddy's co-funding development, holding marketing rights across several regulated markets, and making a strategic equity investment in Coya. While novel molecules carry inherently lower clinical-success odds, the potential patient impact in a disease with few treatment options is substantial.

Partnering for the Future of Oncology

Oncology remains a cornerstone of our overall business strategy, and this year we significantly strengthened our pipeline through two major collaborations.

We entered a collaboration with Alvotech to co-develop, manufacture and commercialise a biosimilar candidate to Keytruda (pembrolizumab) for global markets. Pembrolizumab is arguably the most transformative oncology therapy of our time, indicated across numerous cancer types and representing nearly US$ 30 bn in global sales. By combining our respective strengths in biosimilar development and manufacturing, we aim to accelerate the journey towards making this critical immuno-oncology treatment more widely accessible and affordable for cancer patients around the world.

We also progressed in our partnership with Henlius for the commercialisation of HLX15, a daratumumab biosimilar candidate to Darzalex and Darzalex Faspro, indicated for the treatment of multiple myeloma. Under this agreement, we hold exclusive commercialisation rights for both the subcutaneous and intravenous formulations across 43 countries, including the United States, and 42 European countries and regions. The Phase 1 clinical study for HLX15 has been completed with positive results, and comparative efficacy studies are now underway.

Orphan drugs

We continue to maintain a portfolio of APIs and formulations targeting orphan indications across different therapeutic areas. We have remained steadfast this year in rare disease research through Dr. Reddy's Institute of Life Sciences (DRILS), our public-private partnership with the Government of Telangana and the University of Hyderabad, driving our focus on interdisciplinary research to address unmet medical needs.

Toripalimab, an immuno-oncology drug launched in India in FY2025 under the brand name Zytorvi, has continued to gain traction during FY2026 and expanded its market reach. The drug, which holds Orphan Drug Designation (ODD) from both the US FDA and EMA for several indications including nasopharyngeal cancer and non-small cell lung cancer (NSCLC), was among the top 50 newly introduced brands in India as per IQVIA during the fiscal year. We hold the rights to commercialise Toripalimab in 21 countries, including South Africa, Brazil, Australia and several countries in Latin America. Our core focus during the year was on building commercial infrastructure in these markets to support broader patient access by building stronger partnerships and reinvigorating existing ones with a sense of purpose and direction.



Public health

Public health continues to be a core focus area for our work, with our goal of reaching 1.5 bn patients by 2030 making significant strides. During the fiscal year, we made substantial progress in expanding access to affordable medicines in low- and middle-income countries (LMICs), particularly through new partnerships in sub-Saharan Africa and Southeast Asia, as well as through the continued development of voluntary licensing and global health programmes across French West Africa and East Africa, targeting a large share of LMICs and low-income countries (LICs).

788,571
Unique patients reached through our oncology products in FY2026

Turning a Licence into a Lifeline for HIV Prevention[3]

From a public-health and access perspective, accelerating national regulatory filings is critical to enabling timely product introduction, scaling access, and reducing HIV incidence in resource-limited settings.

In FY2026, we continued to build our relationship and partnered with organisations such as Unitaid, the Clinton Health Access Initiative (CHAI) and WITS RHI to make the HIV prevention product Lenacapavir accessible and affordable in low- and middle-income countries. We have prioritised approximately 20 countries in the first phase, collectively accounting for ~70% of the HIV burden, and regulatory filings in these high-burden countries are currently underway. This builds on the royalty-free, non-exclusive voluntary licence received from Gilead Sciences in FY2025 and converts that licence into a concrete programme with committed pricing discussions and distribution planning alongside established global health organisations. The collaboration with CHAI focuses specifically on marketing and distribution in low-income and lower-middle-income countries. This marks a significant step in raising awareness and providing access to HIV treatments in these countries and bridging the gap between patient needs and pharmaceutical action.

Acting on the Gonorrhea crisis

Antimicrobial resistance is a growing global concern, driven by the misuse and overuse of existing drugs. This challenge is particularly acute in the treatment of Gonorrhea, where low- and middle-income countries contribute 65 to 70 per cent of new cases globally. While most cases are currently treated with a first-line therapy of Ceftriaxone combined with Azithromycin, resistance to these regimens is rising sharply in Southeast Asian and Sub-Saharan African countries, creating an urgent need for new treatment options.

Zoliflodacin is a new chemical entity that has shown promise in treating resistant cases of uncomplicated Gonorrhea. In collaboration with GARDP and Innoviva, APSL has received the licence to develop, manufacture and market this novel therapy. Once approved Zoliflodacin is expected to meaningfully benefit patients facing high antimicrobial resistance where existing treatment options are increasingly inadequate.

Expanding Roots Across Sub-Saharan Africa

FY2026 marked a foundational year for us in sub-Saharan Africa. We managed to establish a meaningful on-the-ground presence, developing and onboarding distribution partners across East, West, and Southern Africa.

Several strategic partnerships underpin this expansion and reaffirm our mission to strengthen the core and build for the future. The collaboration with Industrial Promotion Services (IPS), an agency of the Aga Khan Fund for Economic Development, continues to progress, with IPS supporting both the establishment of sales and marketing operations in Kenya and other East African markets, and the development of manufacturing facilities in Kenya and Uganda. In French West Africa, a partnership with wholesale distribution group, covers 14 countries and provides pharmaceutical logistics and wholesale distribution infrastructure, bringing security to supply chains and manufacturing in the region. In South Africa, we partner with established local pharmaceutical players for public health and NCD products.

Initial product launches during the year included oncology, cardiovascular and diabetes products in Kenya, with a few

[3] HC-BP-240a.2

launches in Tanzania and Uganda, with extensive plans underway to bring Semaglutide products as well to parts of Africa. Our public health product portfolio, which includes high-reach access products, has seen the most traction in the region so far, while NCD products are expected to scale more meaningfully in upcoming fiscal years.

We have established a partnership for Ferric Carboxymaltose (Fericarbox), an intravenous iron therapy for the treatment of iron-deficiency anaemia, which is being made available across six East African countries.

Expanding Preventive and Anti-Infective Access

While our voluntary licensing and global health collaborations extend access to transformative therapies in LMICs, our preventive and anti-infective portfolio plays an equally vital role in public health, particularly in categories where the burden of disease remains high and preventive options have historically been limited or absent.

Hevaxin is the only vaccine approved by the Drug Controller General of India for active immunisation against Hepatitis E Virus infection in adults aged 18 to 65 years. According to the WHO, HEV infects ~20 mn people annually, causing ~3.4 mn illnesses and ~70,000 deaths worldwide, and in India accounts for up to 40% of acute hepatitis cases and 15% to 45% of acute liver failure cases. Hevaxin supports outbreak prevention in waterborne, and monsoon-linked settings and protects high risk groups such as pregnant women, where fatality rates remain high. It fills a clear gap, given the absence of routine global HEV immunisation despite endemic prevalence.

This combination of voluntary licensing, novel mechanisms and affordable access continues to shape how we bring next-generation therapies to patients across low- and middle-income geographies.

Empowering Reproductive Choices

The DMPA-SC programme, a subcutaneous contraceptive, is targeted at more than 20 LMICs across 20 key markets, with our broader ambition to reach over 100 mn users in sub-Saharan Africa by 2030. This initiative supports the long-term goal of empowering 7.5 to 15 mn women through sustainable, affordable contraceptive access in resource-limited settings.

Sub-Saharan Africa, accounts for approximately 70% of the world's people living with HIV. Dr. Reddy's has initiated in-country filings in severely affected countries for WHO prequalification, as well as the U.S. President's Emergency Plan for AIDS Relief (PEPFAR) filings with the US FDA.

The programmes have the potential to touch ~30 mn lives.

Health systems strengthening and sector-wide approaches (HSS/SWAPs)

Through the Dr. Reddy's Foundation for Health Education (DRFHE), we continued to strengthen India's healthcare ecosystem by systematically enhancing professional capability, advancing early diagnosis, enabling healing through evidence-based nutrition, and expanding preventive health awareness at scale. Till date, DRFHE initiatives have positively influenced over 700,000 healthcare professionals across India, reflecting the depth and reach of our long-term commitment. In FY2026, DRFHE delivered high impact training, awareness, and preventive health programmes across diverse institutional and community settings, translating strategy into measurable outcomes.

Our flagship preventive health initiative, Awareness for Life (AFL), achieved strong execution momentum with 2,693 sessions delivered spanning 739 corporates, schools, colleges, and residential societies. These interventions reached 175,194 beneficiaries in FY2026, with an average engagement of 65 participants per session, delivered through a balanced model combining 70% on-ground physical sessions and 30% digital formats, ensuring both reach and effectiveness. AFL has touched around 800,000 lives to date.

Parallelly, DRFHE's professional capability building programmes demonstrated robust delivery discipline, with 2,572 training programmes completed out of 2,781 planned, benefiting 58,616 healthcare professionals.



~188 mn
Patients reached in LMIC's in FY2026

Complementing training and awareness efforts, the Dietlogues programme strengthened preventive and therapeutic care by supporting 16,500 patients in FY2026 through more than 46,500 personalised dietary consultations. Dietlogues has touched 70,000 patients till date. Together, these initiatives underscore DRFHE's role as a catalyst in building a more competent, preventive, and patient-centred healthcare system, driving sustained impact across professionals, patients, and communities.

We have developed education ecosystems for healthcare professionals, built to support learning, collaboration, and clinical excellence. Our programmes include region-specific platforms like DocVidya in India, MedEnrich in Spain, Medepro in South Africa, and Medznat in Russia. Each one is tailored to local needs while offering trusted, evidence-based content. Through certified courses, expert webinars, and interactive communities, MedEngage helps doctors stay up to date, upskill, and deliver holistic care in a manner that aligns with international best practices. We also initiated a Premier scientific education series designed to deepen clinical understanding in nephrology (Nephro Talks) and across a spectrum of solid tumours (Onco Talks) and blood tumour types (Hemo Talks). These initiatives bring together leading experts to share cutting-edge insights and foster meaningful dialogue. The programmes help us advance nephrology and oncology care through knowledge, collaboration, and innovation through knowledge-sharing and discussions between HCPs and research scientists.



Patient assistance and support

At the heart of our commitment to patient well-being lies a growing ecosystem of digital health platforms, each designed to address critical healthcare gaps across geographies and therapeutic areas.

- **MeningAware:** A WhatsApp bot in raising awareness about Meningococcal Meningitis through AI-powered Q&A, vaccine reminders, and prevention information, reaching ~45,000 users across 250,000+ conversations.
- **MyFlexa:** An AI-driven digital therapeutics platform in Russia for musculoskeletal health offering personalised exercise coaching and mobility tracking alongside the Nise portfolio, serving 300,000+ patients in FY2026 with 64% reporting significant pain relief at an average 48% reduction.
- **Lila:** A digital cancer care platform in Colombia connecting patients, caregivers, and hospital teams from diagnosis through treatment via secure mobile/web apps, deployed in 10 hospitals and supporting 5,500+ cancer patients in treatment adherence and improved clinical outcomes.
- **Womab Patient Support Programme:** A specialised education and lifestyle support programme for HER2-positive breast cancer patients, combining emotional counselling, personalised nutritional guidance, and physical health coaching to manage side effects, fatigue, and anxiety, supporting patients on their journey toward improved confidence, dignity, and quality of life.
- **Unbreakable You 2.0 (Evenity):** A comprehensive support programme for osteoporosis patients (particularly post-menopausal women and the elderly), integrated with the Injection at Home service for Evenity and blending education on bone health, WhatsApp/coach-led motivational support, lifestyle guidance (nutrition, safe exercise, fall prevention), and HCP-aligned medication to reinforce long-term bone health through technology and human touchpoints.
- **SemaKare & SemaKare at Home:** A connected support ecosystem for GLP-1 therapy users managing type 2 diabetes and obesity-related conditions, where the SemaKare app tracks dosage, weight, and glucose with reminders and educational content, while SemaKare at Home builds self-administration confidence via at-home device demonstrations and telephonic support on injection technique, storage, and side effects, together supporting patients in transitioning from prescription to sustained adherence and improved outcomes.

Together, these platforms reflect our deepening investment in technology-driven, patient-centric care that creates lasting social impact.

Our Patient Support Programs (PSPs) go beyond medication to support the full treatment journey across oncology, osteoporosis, diabetes, cardiac care, and critical access, combining education, counselling, lifestyle guidance, and technology-enabled human engagement to improve adherence and quality of life. Three flagship initiatives are highlighted below:

Sparsh Patient Assistance Programme

The Sparsh Patient Assistance Programme is proudly celebrating a landmark milestone of 20 years of impactful service (2006 to 2026). Through this programme, we assist economically disadvantaged patients in completing chemotherapy. It provides subsidised or free medications to those burdened by the exorbitant costs of cancer treatment. Over the past two decades, Sparsh has evolved into one of the most trusted patient assistance initiatives, driven by the belief that Good Health Can't Wait. The programme has enabled patient access to over 2.5 lakh units of critical therapy across its 20-year journey. In FY2026 alone, 5,697 unique patients were served, reflecting the programme's continued relevance and reach.

UDAY (Unite Against Diabetes & Hypertension) programme

UDAY clinics and camps, focused on the management of diabetes and hypertension, have positively impacted over 425,000 rural patients through 25,000+ camps conducted across India this year. These initiatives actively engage rural healthcare practitioners through structured scientific programmes, strengthening early diagnosis and management of chronic conditions.

To further enhance clinical capabilities, we conducted a certification programme in collaboration with the American College of Physicians (ACP), through which ~9,500 HCPs were upskilled in FY2026, with focused training and best-practice sharing in the management of hypertension and diabetes.

This initiative reflects our ongoing efforts to drive early diagnosis, standardised treatment, and capacity building in managing hypertension and diabetes across rural India.

HF-Arise

HF-Arise is a large-scale cardiac care initiative focused on raising awareness, improving lifestyle, and supporting patients diagnosed with Heart Failure (HF), a progressive condition that significantly impacts quality of life and mortality. The programme has reached a cumulative 237,977 cardiac patients, of which 43,332 are heart failure patients receiving focused support. The programme operates through a strong on-ground network of 92 in-clinic counsellors deployed across the country, working in close collaboration with over 250 cardiologists to ensure counselling is aligned with physician recommendations.

20 years of Sparsh, expanding access to life-saving cancer therapies for underserved patients.





Helping Our People Realise Their Full Potential

Our people drive our mission and growth. Through meaningful engagement and development, we help employees thrive, work with purpose, and support sustainable success. Our programmes foster an inclusive, supportive environment that values diversity, well-being, continuous learning, and workplace safety. By putting people first, we create a culture that supports individual growth and leads to better outcomes for patients everywhere.

Key Focus Areas

- Occupational health and safety
- Diversity, equity, and inclusion
- Talent attraction and retention
- Employee engagement
- Learning and development
- Performance management and productivity

Material Topics Linked

- M6 Health and Safety
- M17 Human Capital Development

19
Facilities hold ISO 45001:2018 Occupational Health and Safety (OH&S) management systems certification

Occupational Health and Safety

Ensuring a safe and healthy workplace is a core value for us. We continuously improve infrastructure, work practices, and employee behaviours to maintain high safety standards. Our Safety, Health, and Environment Policy applies to all direct stakeholders within our global operations. A three-tier governance framework with monthly reviews ensures accountability and oversight.[4] Quarterly updates on Health and Safety are provided to the Chief Operating Officer (COO). We also ensure that these systems are extended to our JVs and acquisitions.[5]

Occupational Health and Safety Management System

During the year, we have adopted various initiatives to advance our safety culture. Our OH&S systems cover 100% of our employees, workers, and contractors.[6] This year, we strengthened our safety culture through a maturity model defining roles and responsibilities for frontline staff, management, leadership, and contractors.

We provide ongoing safe work practice training across all locations, with mandatory site-level safety training for employees and workers. Special focus is placed on managing High-Hazard Chemicals and High-Hazard Processes.[7] Structured and risk-based training ensures targeted learning for shop floor personnel aligned with compliance and safety standards.

Risk and Hazard Identification and Mitigation

Robust processes help identify workplace hazards and manage risks through structured reporting and review. Monthly safety campaigns raise awareness, encourage behavioural change, and reinforce safe practices. We have engaged third-party safety consultants to conduct a safety cultural survey and gap analysis. Notably, our Lost Time Injury Frequency Rate (LTIFR) has decreased in our India operations as a result of continuous monitoring and behavioural safety aspects. In FY2026, LTIFR stood at 0.00 for employees and 0.08 for workers in our India operations. The LTIFR for our overall operations is 0.16 for employees and 0.08 for workers in FY2026. There has been an increase in the LTIFR for employees as compared to last year due to an increase in reportable injuries in the UK manufacturing facility.

[4] GRI 403-1
[5] GRI 403-7
[6] GRI 403-8
[7] GRI 403-5

Compliance with process safety norms is monitored through regular audits, including Dream Zero Harm (DZH) scorecards, ISO systems, and customer audits as needed. The DZH safety maturity model assesses site improvements in safety systems, showing ~49% improvement across operational sites in FY2026. Risk assessments such as Hazard and Operability Study (HAZOP), What-If, Hazard Identification and Risk Assessment (HIRA), and Failure Modes and Effects Analysis (FEMA) are conducted with cross-functional teams, workers, and shopfloor personnel to strengthen hazard identification and risk control[8].

Equipment safety inspections are conducted under a Machine Safety Management System to ensure compliance and risk control. Job Safety Analyses for non-routine tasks involve workers directly to improve hazard recognition and risk mitigation.[9]

A Safety-by-Design process has been implemented for activities involving hazardous exposure, with systematic quantitative exposure assessments. Control effectiveness and residual risks are reviewed through a structured cross-functional process. We apply this risk-based approach to New Product Introduction to reduce process, occupational, and operational risks. A multi-functional team, including R&D scientists, process engineers, toxicologists, and safety leads, conducts occupational risk assessments and site capability evaluations.

17
Manufacturing facilities are certified under ISO 45001:2018.

Our Safety Data Sheets are digitally accessible through the SHE Info Centre online. They help workers and occupational health professionals identify acute and chronic exposure hazards, understand exposure routes, and plan emergency response and post-exposure care.

Safety maturity model assessments are conducted annually across sites to track progress. Year-round campaigns engage leadership and employees on hazard awareness, safe behaviours, and incident reduction. Last year, we improved transport safety by installing In-Vehicle Monitoring Systems to track driver behaviour and fatigue. Daily commute safety remains a priority to support employees' physical and mental-readiness for work. Defensive driving training has been provided for company bus drivers and for 76% of employees and 83% of contractors who use personal vehicles.

Occupational Health and Well-being[10]

All permanent and non-permanent employees are covered by health and accident insurance. Our occupational health teams help identify workplace hazards and support employee health and well-being.

Our wellness programme, My Health Index (MHI), has expanded from 2 sites in FY2019 to 16 sites in FY2026 and is targeted to be implemented across all our units by 2030. MHI uses digital platforms for tracking health indicators and encourages voluntary participation via newsletters, wellness activities, and targeted sessions on issues like stress, anger management, and lifestyle coaching.

Consultations under My Health Index

~28,100
Dietician

~24,700
Fitness

~15,900
Happiness

As part of our employee well-being initiatives, alongside MHI, we offer broader mental wellness programmes, including the Employee Assistance Programme by Mindpeers and Roots & Wings for young trainees. Our support also covers non-workplace health needs through psychological support, blood donation drives, marathon participation, breast cancer screening, and mental health programmes[11].

Routine ergonomic assessments and hazard controls address musculoskeletal and other workplace risks. Psychological well-being initiatives support work-life balance and stress management. Digital tools such as surveys, podcasts, and gamified wellness programmes encourage ongoing health engagement.



Diversity, Equity, and Inclusion (DEI)

Gender diversity and inclusion

We remain committed to initiatives that strengthen gender diversity and support women throughout their careers. These include focused recruitment, skill-building, leadership development, and parental support to improve representation and to build a strong talent pipeline. Our bench hiring frameworks help train and integrate qualified women into critical roles, supporting inclusive talent acquisition. This year, we were also invited to present our DEI best practices in manufacturing at the SheMaker event hosted by People Konnect.

21.6% | 17.9%[12]
Women in workforce and in our leadership team respectively

51%
Female participants in Apprenticeship programmes include ~600 participants of which 90% were from economically weak background

[8] GRI 403-2, GRI 403-4
[9] GRI 403-4
[10] GRI 403-3
[11] GRI 403-6
[12] GRI 405-1

Key programs

Local Diversity Councils

We advance inclusive recruitment for women and LGBTQIA+ individuals to better reflect the communities we serve. Our efforts include fair hiring, diversity training, employee resource groups, mentorship, flexible work options, and periodic diversity assessments to strengthen DEI. The IPDO Regional Diversity Committee supports building a workforce that reflects diversity in the scientific field.



Talent Fishing to Talent Farming – Leadership Development

A defining shift in our journey has been the move from talent fishing to talent farming. Our focus is on building leadership bench strength from within, through development journeys and preparing people for broader responsibilities. This approach helps us create a stronger, more resilient organisation by ensuring our leaders are developed with purpose and set up for long-term success.

Sanjay Sharma
Chief Operating Officer

Internship-to-Technical Trainee Pathway

Eight individuals with disabilities were recruited as interns from prestigious institutions (NIPER, IIT), following which they completed comprehensive internship programmes with regular evaluations before being confirmed as Technical Trainee (TT) staff members.

Women in Science Project-Based Initiative

Introduced through Propel, our internal talent platform, in July 2025, ten project-based R&D opportunities were made available as development experiences for women throughout IPDO and Biologics divisions.

Women Connects

These connects promote inclusivity by engaging and empowering women through learning opportunities, wellness sessions, and mindset shifts that advance greater equity.

Other key programs

Chrysalis

Now in its 6th edition, the Chrysalis Programme is a nine-month development journey for 30 high-performing mid-level women leaders, preparing them for future leadership roles. The programme builds competencies such as navigating complexity, learnability, purpose-driven agility, and strategic thinking through instructor-led sessions, group coaching, and senior leader mentorship. Participants also complete high-impact business projects that apply learning, encourage cross-functional collaboration, and increase leadership visibility.

Self-Managed Teams (SMT)

Provides rural women with skill development and higher education opportunities. As of FY2026, 208 SMT TTs were structured, maintaining 56% diversity. All SMT TTs were recruited through Economically Weaker Category (EWC).

WOW (Womb to the World)

Designed to assist working mothers throughout pregnancy, postpartum recovery, and guidance on parenting until the children turn 18.

56%
diversity in Self-Managed Teams (SMT)

We are committed to enhancing access, representation, and support for people with disabilities (PwDs) throughout our workforce.

Talent Attraction and Retention

We advanced our talent acquisition transformation by strengthening internal capabilities in talent advisory, scouting, operations, and market intelligence, reducing reliance on external vendors. Our AI-driven recruitment model and digital platforms improve transparency, streamline hiring, and enhance candidate and onboarding experiences[13].

SpringBoard, has been deployed across EMEA, APAC (excluding Japan), NA, and LATAM (excluding Jamaica), evolving from an India-led launch into a unified global recruitment platform. This expansion has standardised processes worldwide and expanded our candidate pool to over 500,000 candidates, while achieving ~80% annual vendor cost savings in FY2026, establishing a scalable, efficient, and future-ready hiring ecosystem. In FY2026, a total of 5,423 new employees were hired[14].

To attract emerging talent, we developed a B.Tech (Applied Sciences) programme in which students rotate through Business Units each semester and study at Company locations. For the second year, we also joined the government's PM Internship Program, offering year-long internships to 40 participants, with 18 moving into Apprenticeship programs.

[13] HC-BP-330a.1
[14] GRI 401-1



Employee Engagement

We maintain employee experience as a fundamental priority, grounded in the principle that cultivating high trust and high-performance workplace culture directly impacts business results. Our strategy, built around three experiential pillars – Efficient, Joyful, and Connected – emphasises ongoing recognition, continuous professional development and learning opportunities, plus robust well-being support systems. We employ AMBER, a continuous feedback platform, to monitor and enhance employee experience through timely data collection and swift responses to evolving requirements.

This fiscal year saw the expansion of the listening framework through VMATTER Teams, an on-site HR network that acts as a communication channel between employees and management. This initiative collected real-time feedback via individual meetings, group discussions, skip-level conversations, and field visits. VMATTER conducted 133 focus group discussions and 253 engagement booths, connecting with approximately 2,500 employees, allowing for detailed sentiment analysis and faster, more genuine issue resolution.

Employee Experience Score of 86 for FY2026

We significantly improved our Great Place to Work standing, rising to 38th place and earning recognition as a Top 25 Best Workplace in the pharmaceutical sector, reflecting our strong culture. Our advantage comes from fostering belonging and a strong connection to our mission and values.

Our employee volunteer initiative, Dr. K. Anji Reddy's Spirit of Giving, offers structured opportunities to contribute to CSR areas such as Education, Livelihood, Health, and Environment. The programme supports purpose-driven engagement and keeps volunteering accessible, inclusive, and meaningful across roles and locations.

To encourage participation, the programme offers flexible weekday and weekend options through virtual, internal, field, and community outreach formats.

During FY2026, the Spirit of Giving programme encompassed diverse meaningful activities such as organising sports events for students, conducting menstrual health awareness sessions, dental care camps, school improvement projects, and developing Braille educational materials for underserved schools. Community-oriented efforts included supporting local businesses, addressing homelessness and hunger, organising blood drives, and other targeted interventions. Additionally, employees shared their professional knowledge through skill development workshops on DevOps, cloud security, communication, and leadership at Dr. Reddy's Foundation (DRF) training centres for young people from underserved communities, enhancing their employment prospects.

Several initiatives saw active participation from Management Committee members and their teams, with leaders setting the example. Their visible involvement helped drive wider employee participation and strengthen a strong volunteering culture across the organisation.

Talent Enablement

We continued strengthening our talent ecosystem by moving toward a skill-based organisation that supports business agility and employee growth. Through a unified skills and career architecture, we improved visibility into roles, skills, and personalised career paths, while enabling employee-owned learning, gigs, mentorship, and career mobility.

Our AI-enabled talent marketplace expanded access to opportunities, accelerated internal mobility, and supported career movement across job families. Together, these efforts are building a high-performance, future-ready workforce while strengthening engagement, purpose, and competitiveness.

Key Programmes

Road to Leadership (RTL) strengthens the bench for senior leadership roles, including site head and equivalent positions in our Global Manufacturing Operations unit. It develops end-to-end perspectives, leadership capabilities, operational excellence, and digital skills to prepare participants to lead plant operations.

Launched in 2012, the New Horizons Leadership Programme (NHLP) is our signature programme focusing on senior leaders' personal transformation journeys, developing effective leadership capabilities that drive significant business results. The programme includes personal coaching, completion of one Breakthrough Project, and two days of voluntary service at an NGO.

Our Young Leaders' Program (YLP) is a 15-month initiative for early-career Management and Technical Young Leaders. Through cross-functional rotations across business units, it builds organisational understanding and develops a versatile, high-performing talent pool.

Learning and Development[15]

Learning and development remained central to our people strategy. With changing market dynamics, patient needs, and emerging technologies, building a future-ready workforce that embraces change and improves productivity is essential. Our learning initiatives align with business priorities and future capability needs, preparing employees for current and emerging challenges. Through focused programmes, functional learning, and targeted leadership development, we are building critical skills that drive performance and innovation. In FY2026, we implemented focused initiatives to cultivate leadership skills and strengthen future-readiness through core functional competencies. Average hours of training per employee were 74.4 hours[16].

Our flagship programmes including New Product Launch Excellence, Road to Leadership, and High Throttle help establish a robust leadership pipeline. Digital learning reached maturity and ensured broader reach and improved availability of relevant programmes for our employees.

[15] GRI 404-2
[16] GRI 404-1

Key Programs

AnalyticsX, a Marketing Excellence initiative, covered Brand Managers who are now certified and have successfully applied frameworks directly to their own brands using real P&Ls, multi-year data, and live dashboards. The programme institutionalised P&L-linked decision-making and data-driven RCA, resulting in stronger brand plans with clear connections between marketing investments, growth sources, and profitability.

Innovative asset launches are positioned to play a critical role in our strategic objective of reaching the 5th position in the Indian Pharmaceutical Market (IPM). **New Product Launch** Excellence (NPLE), a structured capability-building intervention designed to institutionalise launch excellence practices across divisions, covered functions including Marketing, Medical Affairs, Commercial Excellence, and Market Access. The boot camp brought together teams enabling the launch agenda through multiple experiential activities, leadership briefings, internal facilitators (Subject Matter Experts (SMEs)), and external facilitators. This was supplemented by e-learning modules covering all functions supporting the launch agenda.

We remain committed to building a robust leadership pipeline. **Road to Leadership** (RTL) focuses on high-potential leaders, developing confidence in strategic judgement, financial acumen, people leadership, and change execution through rigorous, business-integrated learning. **Emerging Leaders (EL)** complements this by enabling experienced leaders to operate with enhanced enterprise perspective, strengthening cross-functional collaboration, decision quality, and accountability beyond functional boundaries.

Both programmes emphasise application over instruction, integrating leadership development with business priorities through Individual Development Plans, cross-functional projects, structured mentoring, and senior-leader reviews.

Building a future-ready workforce through continuous learning, leadership development and digital capability enhancement.

Performance Management and Productivity[17]

Our Performance Enablement System (PES) links organisational mission, objectives, and targets with individual employee aspirations to achieve shared goals. Managers and team members are encouraged to meet regularly to review performance, learning outcomes, and progress against targets.

A 360-degree Behavioural Assessment is mandatory for leadership roles and available to others on request, with feedback gathered anonymously from self, supervisors, colleagues, and other stakeholders. At year-end, managers conduct a formal review of goal achievement with inputs from project leaders and peers. They provide feedback on both results and behaviours, while employees can share perspectives and seek clarification.

The performance evaluation process encompasses all employees, featuring goal establishment and thorough performance assessments.

[17] GRI 404-3



Employee Well-being and Benefits

We prioritise employee welfare during and beyond their tenure, ensuring our people feel supported at every stage of their professional journey and life transitions.[18] Our Benevolent Fund extends meaningful support to employees and their families during significant life transitions, including retirement or loss of life of the employee. We have strengthened our policy to provide enhanced assistance based on employee tenure, guided by our Compassionate Survivor Policy.[19] This comprehensive support includes variable pay disbursements, benevolent fund assistance, insurance benefits, and gratuitous payouts.

We recognise the unique challenges women face in balancing professional aspirations with personal responsibilities and are committed to providing thoughtful benefits that support women employees through every stage of life.

Leave Support

We understand that life's unexpected moments require flexibility and care. For medical emergencies within the family, childcare-related matters, or health issues requiring attention, employees can utilise "Family Care" leave. Employees with at least one year of tenure can take leave ranging from 3 to 12 months, allowing them the time and space needed to care for themselves and their loved ones.

All women employees, including trainees, can access fully paid maternity leave of up to 26 weeks, with a maximum of 8 weeks available pre-delivery. We place no limit on the number of children for maternity benefits, honouring every journey into motherhood. Mothers are eligible for equal maternity benefits in surrogacy cases, recognising the many paths to building a family. Beyond the 26 weeks, new mothers receive the option of a month-long "Additional Maternity Leave", which is fully paid to manage health complications arising from delivery, pregnancy, or premature delivery.[20]

Childcare Benefit (Crèche Facility)

All establishments maintain crèche and breast-feeding facilities, easing the transition for women returning to work while ensuring their infants receive nearby care and attention.

Reduced Working Hours

New mothers can utilise "off hours" for up to 2 hours daily for one year from delivery, based on their needs. Single parents can access this benefit until the baby reaches one year of age, supporting an eased return to work.

Survivor Support

In times of profound loss, our policies' support extends to employees' families, regardless of gender, if an employee passes away while in service. This includes higher education support for two surviving children, ensuring their futures remain secure during difficult times.

[18] GRI 404-2
[19] GRI 401-2
[20] GRI 401-3



Empowering the Communities Around Us

Our connection with society extends beyond mere responsibility. It is founded on care, trust, and a commitment to mutual advancement. Our Corporate Social Responsibility (CSR) initiatives are inspired by the vision of our founder, Dr. K. Anji Reddy, whose lasting commitment to giving back continues to guide our efforts. We lay our focus on areas that generate sustainable value such as education, livelihood, healthcare, and environmental sustainability, empowering individuals to lead meaningful, independent lives. By partnering strategically with grassroots organisations and NGOs, we strive to promote inclusive growth and enable communities to build resilient, self-reliant futures.

Key Focus Areas

- **Education:** Improving access to quality education for children from marginalised communities
- **Livelihood:** Equipping youth and persons with disabilities with employability skills, and supporting small and marginal farmers to improve their quality of life
- **Healthcare:** Ensuring accessible, affordable, and dependable community healthcare
- **Environmental sustainability:** Promoting sustainable agriculture and wildlife conservation

Material Topics Linked

- M7 Climate Change
- M10 Water Management
- M11 Affordability of Healthcare
- M12 Access to Healthcare
- M14 Community Well-being

₹ 1,124 Mn
CSR spent

~1,138,233
Lives benefited

CSR Highlights for FY2026

Livelihood

Enhancing economic resilience

Geographical spread:

Bihar, Karnataka, Telangana, Andhra Pradesh, Gujarat, Kerala, Madhya Pradesh, Assam, Chhattisgarh, Delhi, Haryana, Jharkhand, Maharashtra, Punjab, Rajasthan, Tamil Nadu, Uttar Pradesh, West Bengal.

Social issue identified:

- Communities don't have access to livelihood options
- Lack of access to Industry-Aligned courses
- Lack of farmer awareness

74,505
No. of individuals impacted

Our positive contribution:

Our Youth Skilling and Healthcare Skilling programmes provided training and job placement support, improving livelihoods for marginalised communities, including persons with disabilities (PwDs). The livelihood initiatives also prioritised smallholder farmers, helping them increase their yields and incomes.

Education

Geographical spread:

Telangana, Andhra Pradesh, Karnataka, Uttar Pradesh, Bihar, Rajasthan, Assam, Jammu & Kashmir, Punjab, Chhattisgarh, Jharkhand, Himachal Pradesh, Madhya Pradesh, Gujarat, Odisha, Uttarakhand, Maharashtra, Tamil Nadu, Kerala.

Social issue identified

- Limited access to quality, holistic and inclusive education and Financial / Social constraints affecting continuity of education

44,412
No. of individuals impacted

Our positive contribution

Provide quality education and vocational training for children and youth from low-income households through Kallam Anji Reddy Vidyalaya (KARV) and Kallam Anji Reddy Vocational Junior College (KARVJC) and providing Scholarships through Sashakt Programme.

Strategically focus on holistic learning through enhancing foundational literacy, numeracy and WASH practices in the School Improvement Programme. Additionally, Equitable Education for Rural and Tribal Communities is given focus through engagement in enabling infrastructure for holistic learning as well as improving access to tribal schools.

Social issue identified

- Lack of collaboration in the field of science and research and disconnect between academia and industry

Our positive contribution

Strengthen India's research ecosystem and contribute towards building world-class institutions of the future

Health

Ensuring Accessible, Affordable and Inclusive Healthcare services

Geographical spread

Andhra Pradesh, Telangana, Karnataka, Maharashtra, Delhi, Gujarat, Tamil Nadu, Kerala

Social issue identified

- Limited healthcare access and infrastructure
- Strained public health systems

960,582
No. of individuals impacted

Our positive contribution

We strengthened the existing healthcare system by enhancing diagnostic and clinical capabilities, and brought care into the community through outreach services and awareness sessions to promote better health practices. In addition, we provided doorstep healthcare and hospice care services. As part of the health initiatives, free reconstructive surgeries and mental health services were also provided.

Environment

Ecosystem Restoration and Protection

Geographical spread:

Andhra Pradesh, Madhya Pradesh, Uttar Pradesh, Bihar, Telangana, Meghalaya

Social issue identified

- Labour-Intensive farming with inefficient and unsustainable use of resources
- Deterioration/degradation of forest ecosystem

Our positive contribution

We reduced agriculture's environmental footprint while increasing yields. Our environmental initiatives also included restoring degraded forest land and protecting and enhancing biodiversity through active community engagement.

Impact metrics

82.1 bn
Litres of water saved

96,797 tCO_2eq
Reduced

420.89
Acres of land restored

238,085
Acres of land practising regenerative agriculture

22,090
Trees planted

58,734
Members of the community reached

CSR Governance

The Sustainability and CSR Committee updates the Board on discussions, recommendations, and overall CSR and ESG efforts. A Corporate Social Responsibility (CSR) Policy is developed and recommended to the Board, outlining activities as specified in Schedule VII of the Companies Act, 2013. The Committee guides and monitors the company's CSR initiatives, ensuring compliance and addressing community needs. An Annual CSR Action Plan is prepared and periodically reviewed, detailing projects for the financial year. Independent agency conducts impact assessments on a need basis and the reports are presented to the Committee.

CSR Strategy and Future Outlook

Our CSR initiatives follow a long-term strategy focused on addressing community needs. Programmes are developed and executed through consultations with key stakeholders, including community members, implementation partners, and internal teams, ensuring they are relevant, effective, and sustainable. These efforts are concentrated on specific thematic areas such as Education, Livelihoods, Health, and Environment, that align with Schedule VII of Section 135 of the Companies Act, 2013, as well as relevant United Nations Sustainable Development Goals such as



Education

44,412
Individuals impacted

We are dedicated to providing quality education to underserved communities through focused, scalable programs. Our initiatives range from early education and Science, Technology, Engineering, and Mathematics (STEM) scholarships to vocational training, fostering holistic learning and skill development, particularly for girls and first-generation learners. Our flagship programmes help establish a strong academic foundation and create pathways to higher education and employment. We collaborate with partners to ensure these interventions have lasting, inclusive impact.

We established the Kallam Anji Reddy Vidyalaya (KARV) to increase access to quality education at Chandanagar, Hyderabad in 2001, which enrolled over 2,243 students from Kindergarten to Grade X in FY2026. We also supported more than 761 students through KARV-Junior College, helping youth from low-income families pursue employment-oriented technical education and prepare for higher studies.

Our School Improvement Programme (SIP) enhances education quality and supports growth in schools by improving foundational literacy, numeracy, and Water, Sanitation, and Hygiene (WASH) awareness. SIP is active in 100 government schools across Telangana, Andhra Pradesh, and Himachal Pradesh, benefiting 35,446 students.

In partnership with the Kakinada Engineering Alumni Trust Services (KEATS), our projects at the Andhra Pradesh AP Tribal Welfare Residential School and Junior College, Busurajupalle have transformed the lives of 1,049 tribal girls by providing vital infrastructure for STEM education and digital literacy. This initiative is projected to benefit approximately 6,000 tribal girls over the next five years. In addition we have benefited 1,383 tribal children in Mysore District Karnataka through the Equitable Education programme. Through the Sashakt scholarship and mentorship programme, we empower talented women and girls from disadvantaged backgrounds aspiring to STEM careers. This year, we supported 179 Sashakt Scholars in engineering, sciences and MBBS.

Livelihood

74,505
Individuals impacted

We are committed to enhancing economic resilience by facilitating access to meaningful livelihoods for youth, persons with disabilities, and small and marginal farmers. Skill development programmes run through Dr. Reddy's Foundation and the Centre for Sustainable Development equip individuals with employability, green, and sector-specific skills. In FY2026, over 2,454 youth received training.

The GROW programme, targeting persons with disabilities, trained more than 836 individuals in FY2026. Additionally, a healthcare skilling programme empowered 846 women from low-income families to secure employment as allied health workers.

Our agriculture-focused initiatives, Making Integrated Transformation for Resourceful Agriculture (MITRA) and Farmer Field Schools, promote sustainable farming practices, peer learning, and increased incomes.

In FY2026, over 56,477 farmers were trained in advanced agronomic methods. Furthermore, 6,000 tribal farmers from 198 villages in Araku and Dumbriguda received training in the quality harvesting of organically cultivated coffee.



Healthcare

960,582
Individuals impacted

Individuals impacted

Primary healthcare remains essential for delivering accessible, quality medical services. Collaborating with Dr. Reddy's Foundation and District Public Health Administration, we upgraded 8 Primary Health Centres to enhance service delivery this year, bringing the total to 25 upgraded PHCs across the district. In FY2026, over 250,689 people accessed outpatient services, and 599,081 laboratory tests were conducted.

Our Community Health Intervention Programme (CHIP), implemented with the NICE Foundation, operates across 158 villages in Andhra Pradesh. During FY2026, healthcare services reached 351,946 patients through 519,549 consultations.

Additional healthcare initiatives include the Life at Your Doorstep programme, providing palliative care, and the Roshni Helpline, which supports mental well-being.



Environment

58,734
Individuals impacted

Individuals impacted

Our environmental programmes emphasise climate-resilient agriculture, biodiversity conservation, and wildlife protection. Under the Action on Climate & Environment (ACE) initiative, 13,193 acres are integrated under Agri-biologics and 1,508 acres have been brought under agroforestry in FY2026, conserving 82.1 bn litres of water and reducing carbon emissions by 96,797 tonnes of CO_2 eq.

The Garo Green Spine Conservation project in Meghalaya secured over 523 hectares as Village Reserve Forests, bringing the total to over 870 hectares and restored 40 hectares of degraded habitat, fostering wildlife corridors and community-led conservation efforts.

Employee Volunteering

5,110
Employee volunteering hours

Individuals impacted

Through the Dr. K. Anji Reddy Spirit of Giving programme, employees actively contributed to community development in education, healthcare, environment, and livelihoods. To enhance participation, we have implemented various measures that support and motivate employee involvement. Flexibility plays a key role, offering volunteering opportunities on both weekdays and weekends in diverse formats such as virtual sessions, in-house events, outdoor activities, and community engagement. This approach enables employees to get involved in ways that suit their individual personal and professional schedules.

In FY2026, the Spirit of Giving programme engaged 3,370+ volunteers, who collectively contributed 5,110+ volunteering hours, positively impacting 9,530+ beneficiaries. Further details on the impact of our community-focused projects are available in Annexure IV-A of the Board's Report.



Building a Greener Tomorrow

Our environmental strategy is woven into the fabric of how we operate, innovate, and grow. FY2026 represents a year in which several long-term commitments reached inflection points: coal has been fully eliminated from our primary boilers, our renewable energy architecture has been fundamentally restructured for long-term security, and we became the first company in India to achieve a group-level Alliance for Water Stewardship (AWS) certification.[21]

Across every dimension of our environmental stewardship journey, from decarbonisation and water resilience to biodiversity and circular waste practices, we moved beyond incremental gains toward systemic transformation.

Priority Areas

- Renewable energy transition and long-term energy security
- Decarbonisation across Scope 1, 2, and 3
- Water resilience
- Waste management
- Green chemistry and product stewardship
- Biodiversity
- Green buildings
- Responsible packaging

Material Topic Linkage

- M7 Climate Change
- M8 Energy Management
- M9 Waste Management
- M10 Water Management
- M16 Process Innovation

There are no pending non-compliances with applicable environmental laws or regulations in the reporting year.[22]

The only Indian Pharma who has committed

Net Zero

by FY2045

17

Manufacturing facilities are certified under ISO 14001:2015 and ISO 50001:2018

Metrics and Targets

We track climate performance against the following commitments:

Target	Commitment	Target Year	FY2026 Progress
Near-term Goals			
Carbon Neutrality[1]	Achieve carbon neutrality for Scope 1 & 2 emissions	FY2030	72% of our operation are carbon neutral
Renewable Power	Transition to 100% renewable power	FY2030	78% of renewable power has being consumed in our operations
Scope 3 Emissions[2]	Reduce Scope 3 emissions by 12.5% from a FY2021 baseline	FY2030	12% has been reduced
Water Positivity	Maintain water-positive status (achieved in FY2023)	CY2025	We continue to be water positive
Groundwater Reduction[3]	Reduce groundwater withdrawal by 30% relative to FY2025	FY2030	12% reduction in ground water withdrawal with respect to FY2025
Sustainable Supply Chain	100% ESG-compliant strategic suppliers	FY2030	94% of our strategic suppliers assessed
Near-term emissions target[4]	Reduce absolute Scope 1 & 2 emissions by 80% w.r.t FY2023	FY2030	50% absolute reduction in Scope 1 & 2 emissions
	Reduce Scope 3 emission intensity by 51.6% w.r.t FY2023	FY2030	33% intensity reduction in Scope 3 emissions
Long-term Goals			
Net Zero	Achieve Net Zero greenhouse gas emissions across the value chain	FY2045	

[1] *Carbon Neutrality goal will be dropped from FY2027 as we are advancing our target to SBTi NetZero*
[2] *Scope 3 emissions goal will be dropped from FY2027 as it will be replaced with Near Term SBTi Targets*
[3] *Reduction in ground water withdrawal is a new goal from this reporting year*
[4] *As committed to Net Zero, we have added near-term emissions target from this reporting year*

[21] *GRI 3-3*
[22] *GRI 2-27*

Powering a Low-Carbon Future

Our energy and emissions strategy rests on three levers:

1. **Energy architecture:** Shift to Inter State Transmission System-based (ISTS) captive renewables via long-term JVs, eliminate coal in primary boilers, and consolidate the portfolio to secure round-the-clock clean power for the next 25 years.
2. **Green technology:** Improve efficiency and recovery through HHO-enhanced boilers, closed-loop RO, digital ZLD, and exploration of green hydrogen and alternative fuels.
3. **Air emissions:** Phase out fossil fuels, deploy advanced controls (thermal oxidisers, multi-stage scrubbers), and track all pollutant and ODS parameters to cut emissions and build cost resilience.

Redefining our energy architecture

In FY2026, we moved from a fragmented mix of PPAs to ISTS-based captive renewable power through JVs, enabling reliable 24/7 supply with at least 70% CUF. Every new contract signed this year carries a 25-year tenure, locking in both supply certainty and cost predictability for the long term.[23]

We are working toward 100% renewable electricity across operations within the next four years. Currently, six facilities already run on 100% renewable power: three sites in Baddi, and one each in Hyderabad, Mirfield (UK), and Cambridge (UK).

Additionally, we are securing green attributes through our renewable contracts to cover the remaining 20–25% of consumption not yet directly sourced from renewables. This supports our near-term goal of 100% renewable power consumption.

Renewable Power Trajectory


FY2021
21%
FY2026
78%
FY2027
83%
FY2029
95%
FY2030
100%

Renewables as on FY2026

49 MW
Third-party PPA's (Solar & Hydel)

21.38 MW
Captive solar plants through JV

7.7 MW
CoGen

21.4 MW
Round the clock (RTC power) supply through solar & wind hybrid through JV

6 MW
Roof Top solar plants

Round the clock (RTC) power supply through solar & wind hybrid through JV 20 MW (Agreements signed off, power supply will commence by FY2028)

Progressing towards 100% renewable electricity consumption across operations within the next four years.

FY2026 also delivered the culmination of a multi-year fuel transition. Every primary operating boiler across our manufacturing network has now been converted to biomass, briquettes, or piped natural gas. Coal is no longer part of the operational fuel mix. We have invested ₹ 30 crore in energy efficiency capital expenditure during the year, generating total savings of ~₹ 36 crore.[24]

Green Technology at the Frontier

We are deploying technologies to improve energy use and recovery across operations:

- **HHO augmentation:** ~10% boiler-efficiency improvement at Formulations Injectable Plants FTO-7 and FTO-11.
- **Steam condensate recovery:** Increased from 50–55% to 65–80%, raising feedwater temperature from 50–55°C to 75–80°C and reducing fresh water and fuel demand.
- **Closed Circuit Reverse osmosis (CCRO):** Implemented at Biologics and FTO-11, using 30–40% less energy than conventional RO.
- **Digitalisation of ZLD:** Automation at Chemical Technical Operations CTO-2 and FTO-11 (and ongoing at FTO-7) is delivering 30–40% optimisation in energy and chemical usage.

Looking ahead, we are exploring green hydrogen, piloting plastic waste-derived fuel as a fossil substitute, and expanding our biomass feedstock base (e.g., eucalyptus dry leaves) to strengthen supply resilience.

Air Emissions

The transition away from fossil fuels is yielding measurable co-benefits beyond carbon reduction. As a result of the phasing out of coal and furnace oil, we have recorded a corresponding decline in SO_2 emissions. We track all air pollutant parameters on a plant-wise basis in line with location-based statutory norms.[25]

During the year, we strengthened abatement infrastructure across sites:

- Dry scrubbers, double-stage scrubbers, and activated scrubbers were deployed for particulate and pollutant control.
- Air pollution control systems were further upgraded across facilities.

Combined with the shift to cleaner fuels, these measures are helping reduce our air emissions profile.

ODS emissions mainly arise from refrigerant recharging in cooling equipment and from fire suppression systems.

In FY2026, our emissions from Ozone Depleting Substances were 1.88 tCFC11e, as compared to 1.83 tCFC11e in FY2025 and 2.15 tCFC11e in FY2024.[26]

Accelerating Decarbonisation

Our decarbonisation strategy is built around three key levers: reduction of GHG emissions based entirely on actual operational improvements with no carbon offsets purchased or planned until our net zero horizon in 2045; science-based near-term targets of 80% absolute Scope 1 and 2 reduction and 51.6% Scope 3 intensity reduction by FY2030 w.r.t. FY2023, progressing to 90% absolute reduction across all scopes by FY2045.

Value chain engagement through supplier environmental screening, maturity assessments covering 80% of procurement spend, and a hybrid measurement methodology to progressively strengthen Scope 3 emissions accuracy.

Reduction of GHG Emissions

Our emission reductions in FY2026 are entirely based on actual operational improvements. No carbon offsets have been purchased, and we do not plan to consider offsetting mechanisms until we approach our net zero horizon in 2045.[27] Details on our efficiency and reduction initiatives are provided in subsequent sections.

[23] *GRI 3-3*
[24] *GRI 302-4*
[25] *GRI 305-7*
[26] *GRI 305-6*
[27] *GRI 305-5*

Emissions Reduction Targets

Near-term Targets w.r.t. FY2023 (FY2030):



Absolute reduction of

80%

in combined Scope 1 and Scope 2 GHG emissions



Intensity reduction of

51.6%

in Scope 3 GHG emissions

Long-term Target (FY2045):



Achieve

90%

absolute emissions reduction across all emission scopes (Scope 1, 2, and 3)



This science-based approach to decarbonisation aligns with our integrated strategy to create long-term value for stakeholders while fulfilling our environmental responsibilities and contributing to the transition toward a low-carbon economy.

Engaging the Value Chain

Scope 3 emissions extend beyond our direct operational control and require a collaborative approach across the value chain. We employ a hybrid measurement methodology, combining spend-based estimation with supplier-specific emission data, to progressively strengthen the accuracy of our value chain footprint assessment.[28]

As part of our commitment to reducing value chain emissions. We have captured Scope 3 baseline for 215 high spend suppliers, including 123 suppliers based on publicly available data and 92 suppliers through self-reported information and conducted weekly supplier trainings from January to March 2026. These sessions focused on practical measures to reduce Scope 1 and 2 emissions, drawing from our own experience. Key levers include modal shifts (air-to-sea), logistics optimisation, transition to CNG vehicles, supplier-level spend-based accounting, local sourcing, renewable energy adoption, biofuels, and packaging efficiencies. Notably, 71% of our sourcing is local, supporting lower transport emissions and enhanced supply chain resilience.

New suppliers are screened against environmental criteria as part of our onboarding process. In FY2026, 42 suppliers were screened against environmental and social criteria. A supplier sustainability maturity assessment framework evaluates significant suppliers covering 60% of procurement spend against defined environmental requirements.[29]

[28] *GRI 305-3*
[29] *GRI 308-1*

Category-wise breakup Scope 3 Emissions


Cat 1
53.5%
Cat 10
10.8%
Cat 9
9.8%
Cat 4
7.8%
Cat 3
6.4%
Cat 7
4.4%
Cat 6
3.3%
Cat 2
2.9%
Cat 5
0.6%
Cat 8 & 13
0.4%
Cat 12
0.1%
Cat 1 Purchased Goods and Services
Cat 2 Capital Goods
Cat 3 Fuel- and Energy-Related Activities
Cat 4 Upstream Transportation and Distribution
Cat 5 Waste Generated in Operations
Cat 6 Business Travel
Cat 7 Employee Commuting
Cat 8 & 13 Upstream, Downstream Leased Assets
Cat 9 Downstream Transportation and Distribution
Cat 10 Processing of Sold Products
Cat 12 End-of-Life Treatment of Sold Products

Climate Commitment and Net Zero Transition

We have established ourselves as the first Indian pharmaceutical enterprise to adopt a science-based Net Zero emissions target by FY2045. This strategic commitment underscores our dedication to advancing environmental stewardship and sustainable business practices while contributing to global climate action.


Performance - Scope 3 (in Mn tCO2e)
0.92
0.78
FY2023 (Baseline)
FY2026
Decarbonisation levers for Scope 3
Value Chain
Green Chemistry
Sustainable Logistics
Green Energy
Low Carbon Mobility
SBTi–based Targets (in Mn tCO2e)
0.42
0.09
FY2030
FY2045
Scope 1, 2, 3 (Absolute numbers) (in Mn tCO2e)
0.21
0.12
0.14
0.06
0.92
0.78
Scope1
Scope2
Scope3
Baseline Emissions (FY2023)
Actual Emission (FY2026)



Understanding Climate-Related Risk

In FY2025, we completed an IFRS S2-aligned climate risk and opportunity assessment using baseline, 2030, and 2050 scenarios. Physical risks were evaluated under IPCC AR6 pathways, and transition risks under NGFS Net Zero 2050 and NDC scenarios.

Heat stress emerged as the most widespread physical risk, affecting productivity, equipment, and storage across Indian manufacturing sites and US/Brazil warehouses. Water scarcity is an increasing concern for Hyderabad, while flooding and cyclones pose major property risks, especially for four manufacturing assets, Vizag SEZ, and Srikakulam.

Key transition risks include possible expansion of carbon pricing to Scope 3, stronger EU/UK supply chain decarbonisation expectations, and greenwashing exposure. Failure to cut Scope 3 supplier emissions could cost ₹ 1,084 mn (~US$ 13 mn) by 2030 under a 1.5°C scenario.

Renewable energy substitution through our ISTS-based captive JV could deliver ₹ 1,404 mn (~US$ 17 mn) in gains by 2030. Additional opportunities include low-carbon fuels, green chemistry, freight shifts, and supplier decarbonisation.

Priorities include embedding climate risk into planning and ERM, advancing an SBTi-aligned transition plan, setting adaptation metrics, strengthening Scope 3 action, and tracking carbon pricing and disclosure regulations.

Deepening Water Resilience

Our water resilience strategy is built on five levers: improving water efficiency through process optimisation and conservation; diversifying sources with desalinated, surface, treated grey, and rainwater; increasing recycle and reuse to raise recovered water share; deploying technologies such as membrane bioreactors, CCRO, low-temperature evaporators, and digitalised ZLD systems; and advancing beyond-the-fence initiatives like catchment stewardship, pond rejuvenation, and sustainable agriculture partnerships to strengthen shared water resilience.

Interactions with Water as a Shared Resource

Water stewardship has evolved from a conservation agenda into an integrated resilience strategy for us. We achieved water positivity at the organisational level in FY2023, two years ahead of target, and have sustained that status since. While we continue to be water positive, we are also incorporating a new organisational goal which centres on reducing groundwater withdrawal by 30% by 2030, from the baseline of FY2025.[30]

Our water use includes industrial processes, cooling, steam generation, domestic needs, and gardening. We source water from surface and groundwater, municipal supply, desalinated water, treated grey water, and harvested rainwater, while managing each source to minimise depletion, especially in water-stressed areas.

A major milestone in FY2026 was implementing the Alliance for Water Stewardship (AWS) Standard 2.0 and achieved a group certification across five sites in the Pydibhimavaram cluster, reflecting our commitment to catchment-level stewardship beyond compliance.

Water Efficiency

During the year, we implemented more than 60 water-efficiency projects across our manufacturing facilities, including recovery and reuse. Together, these initiatives conserved 107,554 KL of water in FY2026 and improved water intensity by 4%, to 5.82 KL/₹ Mn from 6.06 KL/₹ Mn in FY2025.

Diversifying Our Water Sources

Based on our water risk assessment, we identified sites where alternative sources can meaningfully replace freshwater use.

At Bachupally, Hyderabad, ~16,234 KL of treated grey water from nearby communities is now used annually. Through "Catch the Rain 2.0", multiple sites harvested about 90,249 KL of rainwater. At Pydibhimavaram, we partnered with neighbouring industries to source desalinated water by pipeline, with seawater consumption reaching 241,085 KL during the year. None of our sites withdraw water from protected water bodies or Ramsar-listed wetlands.

A dedicated desalination project is under development at Pydibhimavaram, and at Miryalaguda, we completed a reservoir water sourcing project that is expected to replace groundwater use from FY2027 onward. Together, these initiatives strengthen long-term water security and improve resilience to site-specific water stress.

Recycle and Reuse

The share of recycled and reused water in our total consumption improved from 54.1% to 56.3% in FY2026. This was achieved through a combination of measures: improving the efficiency of our effluent treatment plant, reverse osmosis systems, enhancing process water reuse from reject streams, increasing steam condensate recovery.

Technology Interventions

During the year, several technology deployments improved water quality, recovery, and energy use. Membrane bioreactors were introduced at four ZLD facilities and two sewage treatment plants, improving treated water quality and downstream RO performance.

At our Formulation Injectable Plant (FTO-11), a fully digitalised and automated ZLD facility was commissioned.

Beyond the Fence

Our water stewardship extends beyond our facilities into the catchments where we operate. We have implemented integrated water resource management around key manufacturing sites, including maintenance of rainwater harvesting structures, support for sustainable agriculture, and community engagement through water ambassador programmes. In the Pydibhimavaram cluster, key suppliers are also engaged through catchment-based capacity-building initiatives.

[30] *GRI 303-1*



In FY2026, desilting of ponds resulted in groundwater recharge of 143,603 KL. In Andhra Pradesh's Srikakulam and Vizianagaram districts, we worked with over 1,500 farmers on Alternate Wetting and Drying and Zero Tillage, conserving 1,721,000 KL of water across more than 2,500 acres.

Management of Water Discharge-Related Impacts

We do not discharge wastewater directly into the environment. We are working on 100% ZLD system in India. Currently, 94% of Indian operational manufacturing facilities and 80% of global operational manufacturing facilities are ZLD and the remaining sites discharge wastewater to Common Effluent Treatment Plants after primary treatment as per regulatory standards. All discharge is monitored for compliance with prescribed limits for parameters including TDS, pH, BOD, and COD.[31]

Closing the Loop on Waste

Our waste strategy is driven by four key levers: materials and resource consumption management through green chemistry; solvent recovery and circularity; process improvements and operational excellence, and waste management governance and compliance.

Materials and Resource Consumption

Pharmaceutical manufacturing is, by nature, material-intensive. Our operations consume a range of raw materials, active pharmaceutical ingredients, excipients, solvents, catalysts, and packaging materials, each of which carries both a cost and an environmental footprint. Managing these inputs responsibly is central to operational efficiency and environmental stewardship alike. Through green chemistry, we work to reduce material consumption per unit of output on an ongoing basis.[32]

Our green chemistry approach is built on preventing waste at the source rather than managing it later. By embedding Process Mass Intensity (PMI) optimisation into development and manufacturing, we improve yields, increase solvent and catalyst recovery, and reduce hazardous waste generation.

[31] GRI 303-2
[32] GRI 3-3

During the year, new US DMF filing molecules achieved PMI reductions of 20–50% from early development to technology and validation stages, driven by better yields, solvent recovery, and catalyst reuse. In FY2026, 14 products were assessed through the Chemistry Gate Clearance process, up from 8 last year. This process evaluates multiple synthetic routes and selects the one with the lowest Reaction Mass Contribution and strongest green chemistry performance. All 14 products were developed with minimal use of acetonitrile and other hazardous solvents.

We also assessed six high-volume molecules for PMI and found an overall waste reduction of 17.91% in FY2026. Our Green Chemistry Index continues to guide lower-impact product development, supported by flow chemistry, retrosynthetic ML-based tools, and SYNTHIA to shorten routes and improve sustainability.

Solvent Recovery and Circularity[33]

Solvent recovery programmes across our manufacturing sites help recapture and reuse a significant share of solvents, with increasing recycled input remaining a key priority. During the year, spent mixed solvent and distilled solvent waste fell by 7% due to improved stripper performance in the ZLD area, which enhanced moisture control and specific gravity optimisation.

Palladium recovery also advanced during the year. We now achieve up to 90% recovery from heterogeneous catalyst systems, and with vendor support, about 50% recovery from homogeneous palladium-on-carbon systems used in products, improving both sustainability and cost efficiency.

Process Improvement & Operational Excellence

Process efficiency and operational excellence focus on improving yields and optimising resource use through advanced manufacturing and digitisation.

During the year, date-expired materials, off-specification products, and discarded chemicals fell by 11% due to better production planning, forecasting, and inventory management.

ETP and STP sludge generation decreased by 17% following installation of sludge dryers, improved screw press efficiency, and automated chemical dosing in wastewater treatment.

Waste Management Governance and Compliance

Pharmaceutical manufacturing generates both hazardous and non-hazardous waste streams. Hazardous waste includes spent solvents, process residues, chemical sludge, and contaminated materials. Non-hazardous waste includes glass, metal scrap, wood waste, boiler ash, and general office waste. The improper management of either category poses risks to ecosystems, groundwater, and human health which is why our waste management strategy is built on prevention, recovery, and responsible disposal, with multi-level controls governing every stage from generation through final disposal.[34] Our governance and compliance systems support responsible waste handling through regulatory adherence, digital waste tracking, target setting, and employee engagement. This year, over 98% of total waste was diverted from landfill and sent to recyclers or cement kilns.

[33] GRI 301-2
[34] GRI 306-1, 306-2



Product Stewardship and Life Cycle Thinking

We completed cradle-to-gate LCAs for eight products, five APIs and three formulations, through an independent agency in line with ISO 14044:2006. These included key products such as Belumosudil, Valsartan/Sacubitril, Ramipril, Pregabalin, Omeprazole USP, and three formulations. Global Warming Potential emerged as a key hotspot, and the findings are informing process improvements. We aim to complete LCAs for 80% of top 20 API products by production volume, by 2030.

Building Environmental Capability

We also continue building environmental capability through site-level ambassador programmes for water, energy, and waste. All employees complete mandatory annual EHS training, including environment-focused content.

Data Infrastructure

Environmental data is captured through a dedicated digital platform at site level, consolidated at the organisational level, and reviewed monthly through a validation cycle. Enterprise-level data is finalised by end-April each year, with the platform upgraded annually to improve accuracy and align with changing reporting requirements.

Biodiversity: From Assessment to Action

FY2026 marked a foundational year for biodiversity governance. We completed a comprehensive assessment of our nature-related dependencies and impacts (including biodiversity) across R&D and manufacturing operations in India and key international locations, aligned with the Taskforce on Nature-related Financial Disclosures (TNFD v1.0) framework and structured using the LEAP methodology (Locate-Evaluate-Assess-Prepare) to inform risk, opportunity and decision-making process.[35]



By 2030, targeting completion of Life Cycle Assessments for 80% of top 20 API products by production volume.

Understanding Our Footprint

The assessment systematically evaluated our dependencies on key ecosystem services including freshwater availability and flood regulation as well as potential impacts on nature driven by operational pressure such as from land use, water abstraction, the presence of invasive species, and proximity to sensitive habitats and IUCN red-list species. The assessment revealed a nuanced, location-specific understanding of nature-related risks and opportunities from water stress and climate-related hazards to biodiversity sensitivities.[36]

Our TNFD/LEAP assessment identified freshwater availability as a high material risk across most assessed locations, while flood regulation risk was rated high in Mirfield (UK) and medium in Baddi, Bangalore, USA, and Mexico.

[35] GRI 3-3:
[36] GRI 101-2

Nature-related risks were classified as physical, transition/regulatory, and reputational, covering issues such as freshwater dependence, flooding, compliance, protected areas, and rising stakeholder expectations. A four-scenario analysis showed outcomes ranging from stable operations under proactive management to disruption and potential asset closures under severe ecosystem degradation, highlighting the importance of managing nature and water risks for business continuity.

Establishing a Baseline

Biodiversity baseline studies were conducted across five clusters, Bangalore, Miriyalguda, Miyapur, Bachupally, and Pydibheemavaram, documenting flora, fauna, and habitat conditions to establish benchmarks for ongoing monitoring.

On-Ground Action

While broader action plans are set for phased rollout, FY2026 saw concrete interventions including expansion of native species greenbelts, removal of invasive species, rejuvenation of ponds for groundwater recharge and habitat creation, and additional rainwater harvesting infrastructure. Green belt zones were also developed to serve as outdoor meeting and recreational spaces integrating biodiversity into the everyday working environment.[37]

Conservation and Restoration Beyond Our Boundaries

We have partnered with 1t.org to plan, implement, and monitor conservation and restoration interventions across Vizianagaram and Srikakulam districts in Andhra Pradesh.

Since FY2024, around 125 acres of mangroves have been restored in Kondurupalem and Duggarajupatnam through collaboration with the ICFRE Coastal Ecosystem Centre and forest departments, using satellite imagery, field observations, and secondary data to identify sites.

Through our agroforestry programme, we support farmers with low-cost saplings, training, and three-year extension support using mixed-species models such as mango, cashew, orange, and lemon. Since FY2022, the programme has reached over 1,000 farmers across about 2,000 acres in Vizianagaram and Srikakulam.

No IUCN red listed species (such as critically endangered, endangered, vulnerable, near threatened) have been observed in and around our operations.[38]

Engaged 1,000+ farmers across ~2,000 acres under agroforestry programmes since FY2022, supporting livelihoods, biodiversity and carbon sequestration.

Green Building

We are implementing green building principles to enhance resource efficiency and promote a sustainable built environment. Seven of our company sites have received IGBC certification, and our FTO 11 formulations manufacturing facility has been awarded LEED Platinum certification for its non-oncology block.

Sustainable Packaging[39]

Extended Producer Responsibility (EPR) obligations apply to our operations, and our waste collection plans are aligned with the EPR plan submitted to the Central Pollution Control Board.

We continue to reduce packaging material intensity through design changes that remove unnecessary layers, lower material weight, and replace conventional materials with lighter or more sustainable options without affecting product integrity or compliance.

In FY2026, nine sustainable packaging initiatives were implemented across formulation sites. These included reducing leaflet size for select export markets and replacing some with QR codes, removing carry straps for select US SKUs, lowering carton grammage, reducing aluminium foil thickness across two high-volume lines, replacing child-resistant caps with tamper-evident caps where permitted, and substituting glass bottles with PET for a syrup product.

Together, these initiatives generated savings of about ₹1.94 crore during the year. All tertiary packaging materials remain recyclable or reusable, and we continue to identify further opportunities for lightweighting, material substitution, and layer elimination.

In addition, reclaimed products and packaging redesign, including QR code adoption, saved 48 tonnes of paper and 22 tonnes of plastic.

[37] GRI 101-4
[38] GRI 101-4
[39] GRI 301-3



Leading Responsibly

Our governance framework is built on a foundation of ethics, compliance and disciplined risk management across every market we operate in. Transparency and accountability are central to how we safeguard stakeholder interests and guide responsible decision-making at every level of the organisation. As the regulatory landscape evolves, our leadership remains proactive in adapting our practices to maintain the trust and confidence of all stakeholders. This approach is reinforced by our commitment to delivering sustainable long-term value while strengthening the operational resilience of the business.

Priority Areas

- Business Ethics and Regulatory Compliance
- Risk Management
- Product Quality Management and Pharmacovigilance
- Human Rights
- Supply Chain Management
- ESG Governance

Material Topic Linkage

- M1 Product Quality
- M3 Cyber Security
- M4 Compliance
- M5 Business Ethics
- M15 Supply Chain Management
- M17 Human Capital Management

Governance Principles

Our governance framework sets the foundations for responsible business conduct and helps us achieve our strategic targets

Board Composition and Expertise

The Board is appropriately composed with a balance of diversity, independence, industry knowledge, skills, and expertise.

Risk Management and Internal Controls

Robust internal controls, risk management systems and financial reporting processes are firmly embedded across our operations.

Timely information flows

The Board and its Committees receive accurate and timely information on a proactive basis, enabling them to discharge their fiduciary responsibilities effectively.

Shareholder Rights

We are committed to safeguarding and enabling the exercise of shareholders' rights.

Ethical Business Conduct

We hold ourselves to the highest standards of ethical conduct across the Board, management, employees and business partners.

Detailed Disclosures

We ensure that material financial and non-financial information is disclosed to stakeholders in a timely, adequate and accurate manner.

Our policies

Our policies establish a strong governance framework that fosters transparency and accountability across all operations.

Key policies available on the website of the company

- Code of Business Conduct and Ethics
- Policy on the determination of materiality of event or information
- Board Committee's Charter and primary responsibilities
- CSR Policy
- Policy on determination of Material Subsidiaries
- Dividend Distribution Policy
- Human Rights Policy
- Anti-bribery and Anti-corruption Policy
- Ombudsperson Policy (Whistle Blower Policy)
- Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions
- Safety, Health and Environment Policy and principles
- Claw Back Policy (Recovery Policy)
- Nomination, Governance and Compensation Policy
- Tax Transparency Report
- Global Third Party Code of Conduct
- Global Data Privacy Policy
- Code of Practices and Procedures for Fair Disclosures of Unpublished Price Sensitive Information
- Biodiversity Policy
- Global Marketing Code
- Energy Policy
- Advocacy and Public Policy
- Archival Policy
- Group Tax Policy
- Board Diversity Policy
- Prevention of Sexual Harassment Policy
- Water Stewardship Policy

Key policies available on the intranet platform of the company

- Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons
- Business Continuity Management Policy
- Information Security Policy
- Communications Policy
- Internal Disclosure Guidelines for disclosure of material events or information
- Enterprise Risk Management Policy
- Internal Audit Charter
- Global Trade Sanctions Policy
- Conflict of Interest Policy
- Global Anti-Trust and Competition Law Policy
- Fraud Risk Management Policy
- Purchase Policy
- HR Policies
- Group Governance Policy

Governance Structure

Board governance structure

Board of Directors
Ensuring robust corporate governance for sustainable performance, achieving long-term corporate goals and enhancing stakeholders' values

Board Committees
Ensuring governance in specific functional areas delegated in terms of applicable laws or by the Board

- Audit Committee (AC)
- Risk Management Committee (RMC)
- Stakeholders Relationship Committee (SRC)
- Science, Technology and Operations Committee (STOC)
- Nomination, Governance and Compensation Committee (NGCC)
- Banking, Authorisations and Allotment Committee (BAAC)
- Sustainability and CSR Committee (SCSRC)

Management Council (MC)
Chairman, Co-Chairman & Managing Director and CEO, duly supported by the MC, are responsible for the Company's strategy, growth initiatives, priorities and overall Company performance

AC	NGCC	RMC	STOC
100% Independence	100% Independence	100% Independence	100% Independence
Chair - Independent	Chair - Independent	Chair - Independent	Chair - Independent

SCSRC	SRC	BAAC	MC
50% Independence	33% Independence	100% Executive Committee	13* Members
Chair - Independent	Chair - Independent		

As of May 12, 2026, the Company had 13 MC Members, following the elevation of Mr. M. S. Madhu Sundar and Mr. Sandeep Khandelwal as MC Members with effect from April 1, 2026 and May 12, 2026, respectively.

Board Independence


20%
80%
Executive
Independent

Gender Diversity


30%
70%
Female
Male

Nationality


50%
50%
Foreign National
Indian

Age


70%
30%
<65 years
>65 years

Tenure


60%
40%
<5 Years
>5 Years

Industry Experience


60%
40%
Experienced
Non Industry Experience

Board Highlights

100%

Members of the Audit Committee, Nomination, Governance and Compensation Committee, Risk Management Committee and Science, Technology and Operations Committee are Independent Directors

98.33%

Attendance in Board meetings by all Directors

100%

Attendance in Board Committee meetings by all Directors

Average Tenure

4.3 years

Independent Directors

10.7 years

All Board members including 2 Promoter Directors

Change in Governance Bodies

During the year under review and till the date of this report, the following changes took place:

Change in Board of Directors:

Mr. Srikanth Velamakanni (DIN: 01722758) appointed as an Additional Director, categorised as an Independent Director, for a term of five consecutive years, effective from July 1, 2026 to June 30, 2031, not liable to retire by rotation, subject to approval of Members at the ensuing 42nd Annual General Meeting.

Change in Management Council (MC) Members:

1. Ms. Archana Bhaskar resigned from her position of Chief Human Resources Officer (CHRO) effective from the close of business hours on November 30, 2025. Consequent to her resignation, the Company entrusted the additional responsibilities of the CHRO's office to Mr. Sanjay Sharma effective from December 1, 2025.
2. Dr. Jayanth Sridhar resigned from his position of Global Head of Biologics effective from the close of business hours on January 31, 2026.
3. Mr. M.S. Madhu Sundar was inducted as a member of the Management Council effective from April 1, 2026.
4. Mr. Sushrut Kulkarni resigned from his position of Global Head – Integrated Product Development Organisation, effective from the close of business hours on May 8, 2026.
5. Mr. Sandeep Khandelwal was inducted as a member of the Management Council effective from May 12, 2026.
6. Change in role/designation of the following MCs of the Company, effective from April 1, 2026:

Name of the Senior Management Personnel	Revised Role/Designation
Mr. M V Ramana	CEO Global Generics
Mr. Sanjay Sharma	Chief Operating Officer
Mr. Krishna Venkatesh	Global Head of IPDO
Mr. Patrick Aghanian	Head - Consumer Health Organisation

All senior management vacancies in FY2026 were filled through internal talent, reflecting the Company's strong succession planning.

Key Highlights of Corporate Governance Practices

- 80% of the Board members are Independent Directors. 100% of the statutory Board Committees are chaired by an Independent Director
- Board has designated an Independent Director as the Lead Independent Director
- Conduction of Separate Meetings for Independent Directors on a quarterly basis
- Established Board process to manage any conflict-of-interest situation at the Board level
- Regular deliberation on succession planning by the Board/NGCC
- Science, Technology and Operations Committee – a dedicated Board Committee to drive innovation and R&D
- Board evaluation through an independent agency once in 3 years
- KPIs of senior executives include performance on sustainability parameters
- Sustainability Council responsible for the implementation of ESG strategies and programmes
- All Related Party Transactions (RPT), including exempted transactions, are placed before the Audit Committee and the Board
- CSR needs assessment before undertaking new strategic CSR projects
- Adoption of a formal tax policy to guide company practices and provide investors, regulators and other external stakeholders on the Company's tax risk profile
- Non-audit fees to the Statutory Auditors is ~15.13% of their total compensation
- CSR Impact Assessment by an independent agency covers 85% of our CSR spends
- Voluntarily adopted Group Governance Policy as recommended by the Kotak Committee
- Exit Interview for Senior Management Personnel to gain strategic insights and constructive feedback to identify opportunities for organisational improvement
- Supplier Code of Conduct replaced with 'Third Party Code of Conduct' to broaden scope and ensure governance across all third-party engagements
- Vendor satisfaction survey to gather vendor feedback, improve supplier relationships, and enhance overall business processes
- Periodic shareholder satisfaction survey conducted to seek feedback from shareholders on shareholder services. The survey results reflected high levels of satisfaction, as 94% of respondents rated the services as good / very good/excellent
- Conducted an Independent session of Chairman of Audit Committee with statutory auditors, internal auditor, secretarial auditor and cost auditor


ESG Functional Heads
Skilled cross-functional ESG team to strive for and implement ESG goals, plans and programmes, drive ESG agenda of the organisation
Sustainability Council
Implementation of ESG strategies and programmes, policies, review of disclosures, ensuring integrated ESG approach and planning
Sustainability & CSR Committee
Overview of ESG strategies, programmes, policies, disclosures and review of ESG goals & progress
Board
Guidance and supervision on ESG and sustainability matters
ESG Governance Structure

Board-Level ESG Oversight

The Sustainability and Corporate Social Responsibility (SCSR) Committee is the Board's nodal body for ESG, overseeing sustainability-related risks and opportunities across short, medium, and long-term horizons. It guides the Company's ESG goals, Access and affordability, Diversity & Inclusion, Net Zero, Water positivity, Supplier sustainability and oversees ESG policy, BRSR and related disclosures, and CSR action plans, expenditure, and impact assessment under Section 135 of the Companies Act, 2013.

Comprising Independent Directors with the Chairman and Co-Chairman & Managing Director, the Committee receives quarterly sustainability updates, weighs ESG trade-offs in strategy, capex, budgets, and risk policies, sets sustainability targets, and links ESG performance to executive remuneration via the company-wide scorecard. It works in concert with the Risk Management, Audit, and Science, Technology and Operations Committees for connected oversight.

Management-Level Responsibility

Executive accountability rests with the Co-Chairman & Managing Director, who approves ESG strategy and climate and water targets, and reports to the Board on the financial implications of climate-related risks and opportunities. The CEO delivers the company-wide scorecard embedding ESG KPIs, while the CFO integrates sustainability into capital planning, internal carbon pricing, and risk management, ensuring connectivity between sustainability data and the financial statements.

Day-to-day execution sits with a management-level Operational Committee on ESG and CSR, supported by the Head of Global Manufacturing Operations (SHE, energy, renewables, and climate risks) and the Global Head of SHE & Sustainability (supplier ESG engagement, TCFD/Climate Risk-aligned scenario analysis, and monthly site-level tracking). Controls include the Enterprise Risk Management framework with defined risk-appetite thresholds, an ISO 14001 and 45001-certified SHE management system, the Third Party Code of Conduct and ESG assessment programme, and independent assurance of BRSR data – integrated across procurement, R&D, manufacturing, finance, internal audit, and HR.

Business ethics and compliance

Our Code of Business Conduct and Ethics (COBE) outlines expectations for ethical conduct and decision-making. It is approved by the Board of Directors and applies to all Directors, full and part-time employees, contractors, third parties, and consultants across Dr. Reddy's Laboratories Limited and its subsidiaries and affiliates[40]. The Code covers corruption and bribery, conflicts of interest, insider trading, anti-competitive practices, data privacy, discrimination, harassment, whistleblower protection, human rights, and money laundering. It is embedded through employee training and acknowledgement at the time of joining, followed by an annual refresher training, along with acknowledgement.[41]

In addition to the COBE, we maintain a dedicated Anti-Bribery and Anti-Corruption (ABAC) policy.[42] The principles of the ABAC policy are also embedded in our Third-Party Code of Conduct (TPCOC), which is signed off by third parties during onboarding. The anti-corruption policy has been communicated to all governance body members.[43]

A third-party bribery and ethics risk assessment was conducted in FY2022, with the next assessment planned in upcoming years. A dedicated Ombuds team reports into the Chief Compliance Officer, overseeing all ethics and compliance matters. We regularly monitor and assess all our operations and business practices to ensure adherence to legal and ethical standards, identify any potential risks early, and promote a culture of ethics and integrity at Dr. Reddy's. 100% of our operational sites have been assessed for sexual harassment and discrimination at the workplace in FY2026.[44]

Reporting, Accountability & Grievance Redressal

We promote transparency and accountability by enabling employees, partners, and external stakeholders, including suppliers, customers, and communities, to report concerns via multiple channels under our Ombudsperson Policy. These include a web-based portal managed by the independent third-party NAVEX EthicsPoint, a 24x7 multilingual hotline, direct email access to the Chief Compliance Officer and Chief Ombudsperson, postal correspondence, and walk-in reporting. Reporters may choose to remain anonymous wherever permitted by local laws, and every reasonable effort is made to protect identities. All concerns are logged, independently assessed, and investigated under the direction of the Chief Compliance Officer, with escalation to the Chief Ombudsperson, an Independent Director, and the Audit Committee for serious or sensitive matters. Investigations are conducted impartially, normally completed within 90 days, and supported by robust confidentiality safeguards. The Chief Compliance Officer provides quarterly summaries of all concerns, investigation status, and exceptions to the Chief Ombudsperson.

Negative impacts identified through complaints or investigations are addressed through a structured Corrective and Preventive Action (CAPA) framework, with the Compliance team monitoring implementation and escalating overdue actions to senior management. Post-closure follow-ups confirm sustained remediation and prevent recurrence.

Our Non-Retaliation Policy supports a "Speak Up" culture, protecting employees, contract workers, and third parties who raise concerns in good faith. Where needed, measures such as heightened monitoring, HR engagement, and interim corrective actions are implemented. Post-closure reviews confirm no retaliatory behaviour has occurred. Human rights risks are assessed through our Social Accountability Management Procedure (SAMP), SA8000-based external evaluations, and applicable labour laws.

[40] *GRI 2-23*
[41] *GRI 2-24*
[42] *GRI 205-1*
[43] *GRI 205-2*
[44] *GRI 2-25*

Speaking Up Made Easy

We believe people should never have to stay silent. That's why we've built multiple channels for raising concerns:

- **Ombudsperson email** for direct outreach
- **Intranet-based complaint tool** for easy digital access
- **Amber, a confidential grievance tool** for sensitive issues
- **Direct escalation** to senior management
- **Speak Up campaign,** a dedicated employee engagement initiative where workers can grievance through QR codes

Anti-trust and competition law

We uphold competition and anti-trust laws to maintain a fair market. All employees are expected to comply, ensuring no anti-competitive, unethical, or corrupt practices. Our Code of Business Conduct and Ethics and the Third-Party Code of Conduct emphasise fair competition and strictly prohibit violations. Suspected breaches can be reported to the Chief Compliance Officer or through any of the channels available under the Ombudsperson Policy.[45]

Tax Transparency

As part of our commitment to responsible tax practices and stakeholder transparency, we have published an annual Tax Transparency Report since FY2023. The Report outlines our tax strategy, principles, and disclosures, supported by an independent auditor's statement. We contribute fairly across tax jurisdictions, ensuring accountability in public finance contributions.

Healthcare professional interactions and responsible marketing[46]

We maintain a Global Code on Interactions with Healthcare Professionals (HCPs), which provides a set of global standards and procedures to be followed by the Company, its employees, and any Company representative in relation to interactions with HCPs and healthcare institutions while engaging in sales, research, marketing, and promotional activities.[47] Any compensation provided must be for bona fide services, consistent with fair market value, properly documented and accounted for, and disclosed where required. We do not offer anything of value to HCPs to influence their professional judgement or purchasing practices in favour of our products, and we avoid creating any conflicts of interest. All marketing personnel are trained at the time of joining and at regular intervals, including during quarterly townhalls, annual business meets, and annual mandatory training refreshers, to prevent off-label promotion and ensure responsible marketing and sales practices.[48]

Annual Tax Transparency Report published since FY2023, reinforcing our commitment to responsible tax practices and stakeholder trust.

Human Rights

We are committed to protecting human rights across our value chain, guided by international frameworks such as the ILO core conventions, the Universal Declaration of Human Rights, the International Covenants, and the UN Guiding Principles on Business and Human Rights. Our due diligence, aligned with SA8000, addresses risks including child labour, forced labour, human trafficking, discrimination, and issues related to wages and working hours. All Indian manufacturing facilities are SA8000 certified, covering 100% of manufacturing operations.

We adhere to the standard's eight core clauses: child labour, forced labour, health and safety, freedom of association and the right to collective bargaining, discrimination, disciplinary practices, working hours, and remuneration. Due diligence stakeholder coverage includes our own employees, on-premises extended workforce, as well as vulnerable groups such as women, children, and migrant workers.

Human rights requirements are built into business agreements and our Third-Party Code of Conduct. A dedicated Social Performance Team oversees implementation at central and site levels. To prevent child labour, we use Contractor Safety Management Cards, training, sensitisation, and whistleblower channels. In FY2026, we reported zero cases of child labour and forced labour across operations and supply chain, and all plants and offices in India and overseas were assessed with no concerns identified.

On fair wages, we have validated living wage benchmarks for all on-roll employees using the **WageIndicator** benchmarking tool (India-specific, manufacturing operations) based on the Anker methodology. All collective bargaining agreements consider employee health and safety. Vendors and contractors conduct third-party worker voice surveys, and any grievances requiring escalation are brought to our attention for intervention and resolution.

[45] GRI 2-26
[46] GRI 207-1
[47] HC-BP-510a.2
[48] GRI 2-23



Data Privacy

We respect the privacy rights of all individuals and handle personal information in line with data protection laws across our operating regions. Our approach is principles-based and extends to our partners.

We engage with a wide range of stakeholders including healthcare professionals, clinical trial participants, consumers, job applicants, and employees across multiple jurisdictions. Our approach to managing personal information is guided by clear, principles-based considerations and practices, as set out in the Company's Global Data Privacy Policy. We also maintain customer-facing notices, managed by our dedicated Global Data Privacy team, to ensure transparency and trust.

Privacy considerations are embedded in the early stages of all our new projects, products, and solutions. In FY2026, we completed 150 Privacy Impact Assessments (PIAs/DPIAs). We have established best-in-class processes

17
Manufacturing facilities are certified under SA 8000:2014

and standards to promote transparency in our privacy practices, enable secure cross-border transfer of personal data, protect confidentiality of data throughout its lifecycle, and effectively identify and manage personal data breaches - minimising risks to both the Company and individuals.

During FY2026, no personal data breaches involving customer data were reported. Four minor incidents related to employee or ex-employee data were identified and reported during the year. These had no material impact, and appropriate mitigation measures were promptly implemented.

Information Security

Protecting the data, intellectual property, and patient information is fundamental to the trust that underpins our business. Our Information Security Management System (ISMS) is built on internationally recognised frameworks, ISO 27001 and the NIST Cybersecurity Framework, with risks managed through a structured process aligned to COSO ERM. Our strategy is anchored in a comprehensive, risk-based framework that combines robust operational procedures, strong governance, secure system design, stringent third-party controls, continuous employee awareness, and advanced security technologies.

Cybersecurity is governed at the highest level, with the Board overseeing cyber risk through its Risk Management Committee. The Committee is regularly updated on threats and mitigation actions.

Operational responsibility lies with the Chief Information Security Officer (CISO), who leads cybersecurity efforts and conducts monthly reviews with the Chief Information Officer (CIO) and technology leadership. The CISO and CIO jointly report cyber maturity to the CEO quarterly and collaborate with the Chief Risk Officer (CRO) to integrate cyber risk into enterprise risk management.

Our Cyber security maturity model is reinforced by a leading consulting partner and tested through regular simulated internal and external cyber-attacks, which benchmark our response capability and drive continuous improvement. We also deploy a comprehensive technology stack, including continuous attack-surface and cloud monitoring, and subject it to periodic independent assessments to verify control effectiveness. During FY2026, we completed two major audits: an ISMS audit and a NIST Cyber Maturity assessment spanning both IT and OT environments, evaluating our readiness against current operations and planned expansion.

Information Security Policy sets clear responsibilities across the workforce and defines requirements for third parties and suppliers, supported by a structured incident-escalation process and security awareness training delivered multiple times a year. Our subsidiary APSL holds ISO 27001 certification, as do our cloud hosting platforms, with subsidiary certification audits ongoing.

We undertake periodic business impact assessments for each business process to understand the potential impact of disruptions and maintain a round-the-clock Security Operations Centre (SOC) to support monitoring and response activities. Scenario-based analysis also performed to better understand potential financial implications under varying disruption conditions, supporting informed risk management and resilience planning, We estimate a financial effect of ₹ 5–25 crore for an average system downtime in existing controlled scenarios. We continue to invest ahead of the threat curve, with an estimated 6% year-on-year increase in our information security budget to advance our target maturity levels.

In FY2026, we recorded no critical cybersecurity incidents, breaches, and cybersecurity-related consumer complaints. The financial cost of data breaches or incidents, including fines, penalties, and remediation, was nil[49].

[49] GRI 418-1



Product Quality

In FY2026, we strengthened our quality capabilities by improving system maturity, investigation capability, and digital enablement. Structured problem-solving methods such as Kepner-Tregoe enhanced investigation rigour and decision-making, while AI-enabled SOP simplification, review-by-exception models, and streamlined APQRs reduced complexity and sharpened focus on critical risks. The QualEx platform now integrates enterprise quality data, enabling real-time visibility, analytics, and collaboration across the quality lifecycle.

We also initiated Ongoing Process Verification and Continued Process Verification (OPV/CPV) to monitor critical process parameters proactively, detect anomalies earlier, and reduce downstream cost and cycle time while improving customer serviceability.

During the year, we further strengthened internal audit mechanisms. Multiple lines of defence, supported by Anytime Readiness Audit Mechanism (ATAR), continue to reinforce governance, resilience, and trust through self-inspections, SOX audits, GQM audits, GEMBAs, Quality Governance reviews, and Audit-readiness check-ins.

All our facilities operate in line with globally recognised cGMP standards, supported by digital tools, analytics, and risk-based quality frameworks. Strong compliance across sites has enabled timely approvals, successful launches, and uninterrupted supply of safe, effective, high-quality medicines worldwide.

Quality Beyond Compliance: Our New QMS

Our Quality Management System (QMS) is a core execution system that impacts processes and metrics across growth, service, and cost. We are redesigning our QMS processes using the Eliminate, Combine, Rearrange, Simplify, Automate (ECRSA) framework, embedding efficiency metrics alongside compliance metrics, and building scalability to support future business growth. Our vision is an integrated, unified Quality Management System that delivers superior user experience, aligned with our aspiration of Quality Beyond Compliance.[50]

We are entering a phase where Lean principles combine with digital and data-driven decision-making to improve productivity, quality, and service. Our new QMS supports this by enabling reliable, robust, and sustainable processes while building a digital-native mindset through change management.

The QMS includes tools for customer complaints, audits, inspections, quality control, reviews, and real-time dashboards to support growth, service, and cost efficiency. By adopting this solution, we are streamlining operations, strengthening stakeholder trust, and improving product quality, consumer confidence, and patient safety as we move toward Quality Beyond Compliance.

During FY2026, we issued 17 product recalls.[51] The details are as follows:

Recall Metric	FY2026
Class I recalls	1
Class II recalls	7
Class III recalls	9
Total number of recalls	**17**

Product quality issues, including out-of-specification inventory and recall-related destruction, can affect cash flows through write-offs and customer refunds. We manage these through our quality lifecycle by tracking total write-offs and out-of-specification events to identify trends and drive corrective action. Compared with last year, we saw a significant reduction in Class II recalls, with total value of recall at ₹ 120.76 mn#.

Pharmacovigilance

Patient safety is central to everything we do. Our pharmacovigilance framework goes beyond compliance, reflecting a culture of vigilance, transparency, and shared responsibility. Through robust systems, advanced technology, and dedicated teams, we continuously monitor, assess, and communicate the safety profile of every product throughout its lifecycle.

We use a multi-channel approach to identify and track adverse effects, supported by the validated LifeSphere suite for end-to-end pharmacovigilance operations. This includes safety database management, signal detection, literature screening, and triage of medical information requests, product complaints, and adverse events, providing an integrated digital backbone for our pharmacovigilance processes.

We conduct a Health Hazard Assessment (HHA) report to assess patient risk for all the products developed and manufactured. We ensure it meets all the quality parameters as per the specifications. When a non-conformance or Out-of-Specification (OOS) result may pose a risk to patient safety, we use the results of Health Hazard Assessment (HHA) report to assess patient risk and determine the nature and extent of the recall whether a market-wide withdrawal, targeted recall, or other corrective actions, ensuring decisions are evidence-driven, proportionate, and aligned to the level of safety risk involved.[52]

[50] *GRI 3-3*
[51] *HC-BP-250a.3*
[52] *GRI 416-1*
This includes value of Class 1, 2 ,3 recalls

Safety data is captured in our database, processed, and medically assessed by a dedicated PV Medical Assessment team. We also prepare and submit aggregate safety reports and Risk Management Plans in line with country-specific requirements. Broader public health communications, where needed, are issued through Direct Healthcare Professional Letters based on Health Authority advice.

We maintain a structured, role-based pharmacovigilance training programme aligned with global regulatory expectations. Annual mandatory training is provided to employees, vendors, and contractors, while continuous internal training for PV personnel reinforces pharmacovigilance as a shared organisational responsibility.

Animal Welfare & Responsible Testing

Animal testing is an important ethical consideration in pharmaceutical development. It is used in pre-clinical studies to assess the safety, efficacy, toxicity, and adverse effects of new drug candidates before human trials. Aurigene Oncology Limited, our discovery subsidiary, conducts or outsources toxicology studies as needed. The facility follows SOP-driven animal care protocols covering handling, experimentation, euthanasia, environmental enrichment, quarantine, surgery, and occupational safety.

Animal testing practices are overseen by the Institutional Animal Ethics Committee (IAEC), constituted in line with Committee for Control and Supervision of Experiments on Animals (CCCSEA) directives. Animal welfare practices extend beyond Aurigene to other Dr. Reddy's facilities involved in animal studies.

Animal Welfare in Practice

Our approach is guided by the 3Rs: Replacement, Reduction, and Refinement, embedded in how we design, review, and execute every study:

Enrichment & Well-being

Rodents are provided with acrylic tunnels, hut-like structures, toys, and nesting material to promote natural behaviour and positive emotional states.

Nutritious Feed

Animals receive globally recognised laboratory feed sourced from Altromin, with supplier-provided certificates of analysis confirming nutrient and contaminant levels. Additionally, all feed undergoes independent third-party testing for microbiological safety before being provided to animals.

Pain Minimisation

Every protocol is reviewed by the IAEC, which evaluates the number of animals and their justification, whether experiments could cause unnecessary pain or distress, and measures to minimise such impacts. Studies proceed only after welfare considerations are confirmed.

Training

All personnel undergo mandatory training before handling animals. Refresher training is provided whenever procedures or SOPs change.

Transitioning Towards Non-Animal Testing

While animal studies are still required for some regulatory submissions, we recognise the ethical concerns and are working to reduce and ultimately replace animal use wherever scientifically feasible. This is already underway through a phased programme with clear milestones.

Aurigene and Dr. Reddy's IPDO apply the 3Rs, Replacement, Reduction, and Refinement, and are advancing New Approach Methodologies (NAMs). Our approach embeds the 3Rs into study design, review, and execution.

We are also advancing alternatives to traditional animal-based tests. Along with consortium partners, we are generating side-by-side data for rFC versus LAL testing for submission to the Indian Pharmacopoeia Commission, with the goal of replacing the horseshoe-crab-derived LAL endotoxin test. We are also promoting the Monocyte Activation Test (MAT) as an alternative to the rabbit pyrogen test, with both already recognised by IPC.

In parallel, we are helping form an industry consortium with the Indian Pharmaceutical Alliance to accelerate NAMs adoption. The consortium aims to work with regulators to revise testing guidelines where animal studies can be reduced or waived, and to share best practices for replacing animal use in early-stage development.

Supply Chain Management

We are committed to developing an ESG-compliant supplier base and strengthening the Dr. Reddy's Supplier ESG framework, applicable to strategic suppliers across Dr. Reddy's and its subsidiaries. We expanded assessments to 76 strategic suppliers using Dun & Bradstreet and CRIF, covering about 26% of global direct spend through desk and on-site evaluations, compared with 34 suppliers and 12% spend previously. Suppliers are rated high, medium, or low based on results.

In FY2026, one supplier was classified as high risk and received a corrective action plan and physical assessment[53]; none were terminated for negative environmental or social impacts. 94% of strategic partners have been assessed against our internal ESG framework, progressing toward 100% strategic supplier compliance by 2030. We conducted 12 ESG capacity-building programmes for 179 supply chain partners, and all strategic suppliers completed ESG awareness training. Engagement includes capability building, audit CAPA governance and tracking, partner meetings, and discussions on ESG goals, manufacturing efficiency, quality management, and human rights standards.


AURIGENE

To reduce value-chain emissions, we signed SBTi near- and long-term commitments and announced Science-Based Net Zero Climate Targets by FY2045, only Indian pharmaceutical company to do so. Our Third-Party Code of Conduct (TPCoC), aligned with PSCI Principles and informed by the UN Universal Declaration of Human Rights, ILO Core Conventions, and UN Convention against Corruption, remains central to supply chain ethics. It prohibits child labour across suppliers and upstream partners and covers ethics, compliance, labour and human rights, wages, health, safety, sustainability, data privacy, trade compliance, and quality management. All suppliers and related third parties must sign it and complete onboarding through our portal, which mandates Dr. Reddy's platform for transactions and digitally signed documents.

Since FY2024, we have complied with ISO 20400:2017 Sustainable Procurement Guidance, integrating sustainability into procurement as described in ISO 26000. As a PSCI Supplier Partner, we share audits, complete maturity models, collaborate on sustainability initiatives, and annually upload facility audit reports with progress on major findings. We remain the only Indian pharmaceutical company with CDP Leadership ratings in Climate Change, Water Security, and Supplier Engagement. In FY2026, we retained an MSCI ESG Rating of 'A', improved our Sustainalytics ESG Risk Rating to 18.4, and received the Ecovadis Gold Medal, placing us in the top 5% globally.

[53] *GRI 414-1*

Stakeholder Engagement and Materiality Assessment

We embrace collaboration and meaningful engagement with both our internal and external stakeholders to understand their viewpoints, address their concerns, and achieve sustainable outcomes. This enhances our strategic decision-making, fosters transparency, and helps us stay aligned with emerging regulatory requirements.



In FY2025, we conducted a Double Materiality Assessment (DMA) to align material priorities with our strategy and support long-term stakeholder value. As part of our annual review, we assess material topics against changes in operations, geographic footprint, progress on goals, regulatory developments and other relevant factors. Through DMA evaluated both our impact on society and the environment, and how external developments may affect our business and financial performance. The process supports integration of material issues with Enterprise Risk Management by linking ESG impacts with financial implications and informs more resilient decision-making across the organisation. The assessment followed EFRAG Implementation Guidance (IG 1) and GRI standards.

Approach to Stakeholder Engagement

We employ a structured four-step methodology.

Identification

Pinpointing key stakeholders based on their influence, interest, dependency, and impact on the organisation.

Engagement and communication

Encouraging open dialogue to strengthen trust and transparency through ongoing communication.

Arriving at material issues

Identifying, reviewing, and evaluating the relevance of material topics and concerns to build a holistic understanding of key issues.

Addressing the material issues

Managing the identified material issues effectively while prioritising sustainability to create lasting value for stakeholders.

Approach to Double Materiality Assessment

We followed four major steps to conduct a double materiality assessment based on EFRAG guidelines.

Understanding

- Mapping of entire value chain and key business activities
- Interaction with the Company's key departments for identification of impacts, risks, and opportunities

Identification

- List of key issues with risks and opportunities
- Prioritisation of key stakeholders
- Stakeholder engagement plan

Assessment

- Stakeholder engagement (Internal and External) through surveys for impact materiality
- Interaction with top management (management council and key business leaders) for financial materiality

Determination

- Final scores of impact materiality and financial materiality
- Finalisation of material impacts by plotting impact and financial assessment outcomes

The Outcome

Double materiality matrix


Q2
Q4
Q3
M15
M14
M16
M7
M8
M9
M10
M12
M13
M11
M1
M2
M3
M4
M6
M17
M5
High Impact
Impact on Environment and Society
Low Impact
Low Impact
Impact on Organisation (Financial)
High Impact
Environmental impacts
Social impacts
Governance impacts
Risks
Opportunities
Q2 High E&S impacts and low financial impacts
Q3 Low E&S impacts and high financial impacts
Q4 High E&S impacts and high financial impacts

The fundamental aim of the double materiality assessment was to assess the key risks and opportunities facing Dr. Reddy's business from both ESG and financial standpoints. We have determined that the topics categorised under quadrants Q4, Q3, and Q2 represent the most material impacts for the company.

DMA topic		Category	Sub-topic / Impact topic
M1	Product Quality	Risk	Inadequate product quality
		Risk	Counterfeit products
M2	Business Continuity	Risk	Business continuity
M3	Cyber Security	Risk	Information security
		Risk	Data privacy
M4	Compliance	Risk	Regulatory compliance
		Opportunity	Governance beyond compliance
M5	Business Ethics	Risk	Unethical practices
		Risk	Bribery and corruption
M6	Health & Safety	Risk	Inadequate process safety systems
		Risk	Occupational health and safety (emergency response system)
M7	Climate Change	Risk	Greenhouse gas emissions
M8	Energy Management	Risk	Energy consumption
		Opportunity	Use of renewable energy
M9	Waste Management	Risk	Hazardous waste
M10	Water Management	Risk	Wastewater management
		Risk	Water use
M11	Affordability of Healthcare	Opportunity	Affordability of medicines
M12	Access to Healthcare	Opportunity	Access to medicines
M13	Customer Satisfaction	Opportunity	Customer satisfaction
M14	Community Well-being	Opportunity	Community engagement
M15	Supply Chain Management	Opportunity	Sustainable supply chain
		Opportunity	Responsible sourcing
		Opportunity	Process efficiency (Use of recycled and reused materials)
M16	Process Innovation	Opportunity	Process innovation
		Opportunity	Green chemistry
M17	Human Capital Development	Risk	Labour management
		Opportunity	Talent retention (Employee satisfaction)
		Opportunity	Diversity and inclusion

Our Stakeholder Engagement Model

Employees

Importance: Company's most valued asset and central to business success

Engagement modes
- Physical and digital channels of communication
- One-to-one connect with the management
- Townhall

Frequency: Daily

Key concerns and related impact area
- Job security
- Fair compensation
- Career development opportunities
- Safe and healthy work environment

Aligned material impact topics
- Diversity and Inclusion
- Labour management
- Talent retention (Employee satisfaction)

Interlinked report sections
Helping our people realise their full potential

Read more on pages 38-47

Value created
27,527
Total employees

UN SDGs impacted

Investors

Importance: Providers of financial capital

Engagement modes
- Meetings, conferences
- Earnings calls
- Financial results
- Stock exchange and other communications
- Annual report

Frequency: Frequent and need-based

Key concerns and related impact area
- Financial performance profitability
- Dividend payouts
- Overall strategic direction of the Company
- Communication on future growth outlook

Aligned material impact topics
- Economic performance
- Risk management
- Business continuity
- Inadequate product quality
- Regulatory compliance
- Greenhouse gas emissions
- Access to medicines
- Sustainable supply chain

Interlinked report sections
Leading responsibly, Access, Affordability, and Innovation, Building a Greener Tomorrow

Read more on pages 66-79; 26-37; 54-65

Value created
₹ 41,576 mn
Profit after tax

15.8%
RoCE

UN SDGs impacted

Patients

Importance: The primary users of our products

Engagement modes
- Customer assistance and outreach programmes

Frequency: Frequent and need-based

Key concerns and related impact area
- Affordable and high-quality medications
- Information about drug efficacy and safety
- Customer support

Aligned material impact topics
- Access to medicines
- Affordability of medicines
- Inadequate product quality

Interlinked report sections
Access, Affordability, and Innovation

Read more on pages 26-37

Value created
~699 mn
Estimated no. of patients reached

43%
of launches were FTM in priority markets

UN SDGs impacted

Healthcare Professionals

Importance: Fundamental to gaining insight into the needs of patients

Engagement modes
- Conferences and seminars
- Visits by sales personnel

Frequency: Frequent and need-based

Key concerns and related impact area
- Efficacy, safety, and availability of medications
- Educational resources
- Support for prescribing practices

Aligned material impact topics
- Affordability of medicines
- Access to medicines
- Inadequate product quality

Interlinked report sections
Leading responsibly, Access, Affordability, and Innovation

Read more on pages 66-79; 26-37

Value created
58,616
People trained to deliver better patient care

UN SDGs impacted
9, 12

Customers

Importance: Facilitating access to our products for end users

Engagement modes
- E-mails
- Couriers
- Surveys

Frequency: Daily

Key concerns and related impact area
- Timely and accurate delivery of products
- Quality assurance
- Responsive customer service

Aligned material impact topics
- Counterfeit products
- Inadequate product quality
- Customer satisfaction

Interlinked report sections
Leading responsibly

Read more on pages 66-79

Value created
220
Products launches

UN SDGs impacted
3, 12

Suppliers & Partners

Importance: Supply input materials, deliver end products, and support the continuity of business operations

Engagement modes
- Capability building programmes
- Audit CAPA governance and tracking
- Business partner meets

Frequency: Frequent, quarterly

Key concerns and related impact area
- Fair treatment
- Timely payments
- Mutually beneficial relationships

Aligned material impact topics
- Bribery and corruption
- Unethical practices
- Data privacy
- Sustainable supply chain
- Responsible sourcing
- Regulatory compliance
- Customer satisfaction

Interlinked report sections
Leading responsibly

Read more on pages 66-79

Value created
94%
strategic suppliers are assessed under ESG framework

UN SDGs impacted
8, 16

Community

Importance: Offers the social licence essential for conducting operations

Engagement modes
- Interaction through CSR initiatives

Frequency: Frequent and need-based

Key concerns and related impact area
- Environmental impact
- Community engagement initiatives
- Corporate social responsibility efforts

Aligned material impact topics
- Community engagement
- Greenhouse gas emissions
- Water use

Interlinked report sections
Empowering the communities around us, Building a Greener Tomorrow

Read more on pages 48-53; 54-65

Value created
~1,138,233
Lives benefited

UN SDGs impacted
3, 4, 5, 6, 8, 10, 13, 15

Government Authorities

Importance: Establishes the laws and regulations for conducting ethical business

Engagement modes
- Conferences
- Written communications
- Facility visits
- Engagement through industry associations/committees
- Meetings

Frequency: Need-based

Key concerns and related impact area
- Regulatory compliance
- Drug safety standards
- Adherence to healthcare laws and regulations

Aligned material impact topics
- Hazardous waste
- Water & Wastewater management
- Greenhouse gas emissions
- Energy consumption
- Use of renewable energy
- Regulatory compliance
- Information security
- Product quality
- Taxation

Interlinked report sections
Building a Greener Tomorrow, Leading responsibly

Read more on pages 54-65; 66-79

Value created
Complete adherence
to Government norms and regulations

UN SDGs impacted
6, 7, 9, 12, 13

Third-party Logistics Service Providers and CFAs

Importance: Facilitate the distribution and supply chain management of pharmaceutical products

Engagement modes
- Meetings
- Inspections

Frequency: Frequent

Key concerns and related impact area
- Efficient logistics operations
- Timely payments
- Strong partnerships

Aligned material impact topics
- Sustainable supply chain
- Occupational health and safety (Emergency response system)
- Greenhouse gas emissions

Interlinked report sections
Leading responsibly, Building a Greener Tomorrow

Read more on pages 66-79; 54-65

Value created
179
supply chain partners are provided capacity building programs in ESG

UN SDGs impacted
3, 8

Contract Workforce

Importance: Essential contributors in supporting the Company's operations and projects

Engagement modes
- Meetings
- Conferences
- Townhalls

Frequency: Frequent

Key concerns and related impact area
- Fair treatment
- Job security
- Opportunities for professional growth

Aligned material impact topics
- Occupational health and safety (emergency response system)

Interlinked report sections
Helping our people realise their full potential

Read more on pages 38-47

Value created
0.08
LTIFR for contract workmen

UN SDGs impacted
3, 8

Risk Management

"We embed a culture of proactive risk intelligence, one that anticipates disruption, strengthens resilience, and converts uncertainty into informed strategic action."

Our Approach

At Dr. Reddy's, risk management is a continuous organisational discipline woven into the fabric of our strategy, operations, and governance. We balance agility with foresight, enabling us to navigate an increasingly complex global landscape with confidence and resilience.

Our Enterprise Risk Management (ERM) framework is designed to identify, assess, prioritise, and mitigate risks at every level of the organisation, from the boardroom to the shop floor, ensuring that our risk appetite remains aligned with our long-term value creation ambitions.

Risk Governance Architecture

Risk oversight at Dr. Reddy's operates through a clearly-defined, multi-layered governance structure that ensures accountability, transparency, and speed of response:

- Board of Directors
- Risk Management Committee
- Executive Risk Management Committee
- ERM Team led by Chief Risk Officer
- Other Assurance Functions
- Business Units and Risk Champions



How We Identify and Manage Risk

Dr. Reddy's identifies risks through a dynamic, year-round process involving quarterly assurance meetings with functional and business leaders, structured interviews, incident reviews, stakeholder dialogue, scenario analysis and horizon scanning to capture current and emerging risks. Identified risks are grouped and aggregated across organisational levels to create an enterprise-wide view. The ERM function builds awareness across functions and geographies, prioritises mitigation by impact and likelihood, monitors risk appetite and tolerance thresholds, and incorporates lessons from incidents and external developments into policies and procedures to strengthen preparedness.

Risk Management Process

Our risk management process follows a structured, iterative cycle anchored in our organisational identity and values.


Context Setting
Understanding how risks affect our brand identity and stakeholder trust, while mapping the macro, industry, and regulatory landscape in which we operate.
Risk Assessment
Cataloguing risks across strategic, operational, financial, and compliance dimensions. Assessing likelihood and potential impact using both quantitative and qualitative methods. Scoring risks against defined tolerance thresholds to ensure rigour and consistency.
Risk Management Process
Risk Response
Ranking risks by severity to guide resource allocation. Designing and implementing controls, action plans, and contingency measures tailored to each risk category.
Ongoing Integration
Continuous feedback loops connecting Performance, Employees, Business Partners, Business Units, and Values/Culture ensure that risk awareness permeates every decision and becomes part of how we work, not just how we report.

Key Risks Identified for FY2026

- Geo-political risk
- Inventory and assets
- Products
- Cyber security
- Data security & privacy
- Ethics & compliance
- Quality & regulatory
- Safety
- Country and strategic
- Other key operating risks

Read more about our climate risk management on page 57, our mitigation on material risks in Section A of the Business Responsibility and Sustainability Report on page 163-178, and the report of the Risk Management Committee in the Corporate Governance report on page 230-231.

Awards and Recognitions


Dr.Reddy's
Formulations Tech Ops-II
Good Health Can't Wait.

- **Leadership category on the Indian Corporate Governance Scorecard 2025**
Awarded jointly by Institutional Investor Advisory Services (IiAS), the International Finance Corporation (IFC), and the Bombay Stock Exchange (BSE).

- **Brand Honchos - Global CSR & ESG Awards 2025**
CSR project 'Action for Climate and Environment (ACE)' awarded under the category of 'Most Impactful Environment Protection Initiative of the Year 2025.

- **The Economic Times RE - Pharma Awards 2025**
For excellence in rural healthcare initiatives.

- **Distribution Industry Awards for Notable Achievements in Healthcare (DIANA) Awards**
Honoured by The Healthcare Distribution Alliance (HDA) in conjunction with the 2025 HDA Business Leadership Conference in June.
Dr. Reddy's was selected as First Merit Finalist in the Best Overall Consumer Product Manufacturer category.

- **Asia Book of Records**
Zenura division Rozat Brand has recorded its name for the 'maximum number of people screened for lipid profile in a week'.

- **Leading Employer Certificate**
Awarded in Switzerland by the Institute of Research & Data Aggregation.
The certification is based on a rigorous meta-analysis of publicly available data from over 250 independent sources, including review platforms, CSR reports, academic research, and public audits. This recognition places us among the top 1% of employers in the country.

- **Rotary National CSR Award**
Received the Rotary National CSR Award in the Environment Protection category under Mega Enterprises for our CSR initiative — Action for Climate and Environment (ACE), implemented by Dr. Reddy's Foundation

- **53rd CII National Kaizen Competition**
Chemical Technical Operations (CTO) - 5 facility was recognised with the Platinum Award-the highest honour in the Breakthrough category.

- **Zero Waste to Landfill**
Certified with Diamond Standard recognition for "Zero Waste to Landfill" by TÜV SÜD South Asia Pvt. Ltd. - with 99.9% of our waste successfully diverted from landfills.

- **Industrial Green Chemistry World (IGCW) Award 2025**
Awarded in the MNC, Large & Medium Scale category at the 8th IGCW Convention in Mumbai in recognition of our innovative green chemistry practices in synthesising APIs, which have delivered significant environmental and economic benefits.

- **Pharma Manufacturing & Automation Excellence Awards 2025** Named Company of the Year 2025, winning 7 awards, across Sustainability Manufacturing Excellence, Smart Factory of the Year, Supply Chain Productivity & Excellence, Talent Development Powerhouse, Excellence in Change Management and Emerging Leader in Pharma.

- **25th CII GLOBAL DESIGN SUMMIT 2025**
Design team, Studio 5B, won three awards at the event themed "Design for People, Planet, Purpose and Profitability".
  - **Silver** - Communication Design for Demystifying Pharma Series.
  - **Bronze** - Spatial Design for Kallam Anji Reddy Founder's Memorial Experience.
  - **Top 50 Designs Made in India** - Communication Design for Mintop Packaging at Bangalore, India

- **FORMACIA 2025 Pharmaceutical Market Awards**
Two of Dr. Reddy's brands won top honours in Moscow, Russia
  - **Cetrin®:** 1st place in Heart Stealer category
  - **Ibuclin®:** 1st place in Five-Star Brand category

- **Russian Pharma Awards 2025**
First place awarded to Skorolox and also recognised as the Launch of the Year. This is only award in Russia where winners are chosen exclusively by doctors, with over 450,000 specialists participating in the voting at Moscow, Russia.

- **Financial Reporting Awards 2024-25**
Finance team won the ICAI Gold Shield in the Manufacturing & Trading category for Excellence in Financial Reporting 2024-25

- **ET Brand Equity Design & Creativity Awards**
Design team, Studio 5B awarded the "Best In house Design Studio of the Year".

- **Business World India's Most Sustainable Companies Awards 2024-25**
Ranked 4th overall and 1st in healthcare.




OME3
OME3
OME3
OME3
OME3
OME3
OME3

Statutory Reports

Corporate Information

Founder
Dr. Kallam Anji Reddy
(1939–2013)

Executive Directors
Mr. K Satish Reddy (Chairman)
Mr. G V Prasad (Co-Chairman & Managing Director)

Non-Executive- Independent Directors
Mr. Leo Puri (Lead Independent Director)
Dr. Alpna Seth
Mr. Arun M Kumar
Dr. Claudio Albrecht
Dr. K P Krishnan
Ms. Penny Wan
Mr. Sanjiv Mehta
Ms. Shikha Sharma

Chief Executive Officer
Mr. Erez Israeli

Chief Financial Officer
Mr. Mannam Venkata Narasimham

Company Secretary, Compliance Officer and Head - CSR
Mr. K Randhir Singh

Statutory Auditors
M/s. S.R. Batliboi & Associates LLP

Secretarial Auditor
M/s. Makarand M Joshi & Co.

Cost Auditor
M/s. Sagar & Associates

Head Internal Auditor
Mr. Vansi Krishna

Chief Compliance & Risk Officer
Ms. Shweta Manchanda

Corporate Identity Number (CIN)
L85195TG1984PLC004507

Registered & Corporate Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad – 500 034,
Telangana, India
Tel: +91 40 4900 2900
Email: shares@drreddys.com
Website: www.drreddys.com

Registrar and Share Transfer Agent
Bigshare Services Private Limited
306, Right Wing, 3rd Floor, Amrutha Ville,
Opp. Yashoda Hospital, Rajbhavan Road,
Hyderabad 500 082, Telangana, India
Tel: +91-40-2337 4967, Fax: +91-40-2337 0295,
E-mail ID: bsshyd@bigshareonline.com.

Management Discussion and Analysis

Note

(1) FY2026 represents fiscal year 2025-26, i.e., from April 1, 2025, to March 31, 2026, and is used analogously for FY2025 and previously such labelled years.

(2) Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on our Company's consolidated results, prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board.

(3) Our reporting currency is in Indian rupees ('₹'). In instances where we have also given numbers in United States dollars ('US$'), we have used an exchange rate of ₹ 93.83 = US$ 1 for FY2026. To maintain comparability and to eliminate losses/gains purely on account of exchange rate fluctuations vis-à-vis the previous accounting year, we have used the same exchange rate (i.e., ₹ 93.83 = US$ 1) for FY2025, purely for comparison purposes.



Global Economic Outlook[1]

As per the International Monetary Fund ('IMF'), the global economy remains resilient but increasingly exposed to geopolitical, trade and commodity-price shocks. In early 2026, IMF projected steady global growth of 3.3% in 2026 and 3.2% in 2027, supported by technology-led investment, accommodative financial conditions and private-sector adaptability. However, the Middle East conflict and related higher energy price uncertainty led IMF to moderate the 2026 outlook to 3.1%, while retaining a broader view of medium-term resilience. Global inflation is expected to rise to 4.4% in 2026 before easing to 3.7% in 2027, while world trade volume growth is projected at 2.8% in 2026 and 3.8% in 2027. India remains relatively well positioned, with growth projected at 6.5% in both 2026 and 2027, supported by resilient domestic momentum.

At Dr. Reddy's, our ability to navigate this evolving global environment is underpinned by our focus on supply chain resilience, cost discipline, prudent inventory planning, currency agility and reliable execution across global markets.

Global Pharmaceutical Market Outlook[2]

The global pharmaceutical industry continues to evolve amid rising healthcare needs, scientific advancement, pricing pressure, tariff-related uncertainties, evolving regulatory landscape, patent expiries, geopolitical uncertainty and increasing expectations around access and affordability. As per IQVIA, global medicine spending is expected to reach approximately US$ 2.6 trillion by 2030, growing at a 5 - 8% Compound Annual Growth Rate ('CAGR'), driven by wider use of innovative therapies, particularly in developed markets, and partly offset by loss of exclusivity and increasing adoption of generics and biosimilars (See Figure 1).

US$ 2.6 trillion
Global Medicine Spending by 2030

Figure 1 : Global medicine market size and growth (2016 - 2030)


Forecast
4.3% CAGR
8.1% CAGR
5-8% CAGR
Spending (US$ billion)
3,000
2,500
2,000
1,500
1,000
500
0
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1,109
1,151
1,220
1,278
1,316
1,570
1,578
1,664
1,774
1,939
2,080-2,110
2,230-2,260
2,360-2,390
2,480-2,510
2,630-2,660
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Global spending US$ billion
% Growth constant US$

Source: IQVIA Market Prognosis, September 2025; IQVIA Institute, December 2025.

Key trends shaping the industry are discussed below:

Innovation-led Growth

Innovation remains a key driver of industry growth, with IQVIA reporting 79 novel active substances ('NAS') launched globally in 2025, and expecting a similar launch momentum over the next five years. As new sources of innovation emerge, particularly from markets such as China where biopharma deals are recording all-time highs, disciplined portfolio selection, strong partnerships and scalable commercialisation capabilities are becoming increasingly important.

At Dr. Reddy's, we are building our innovation agenda through disciplined portfolio selection, partnerships with innovators, and commercialisation of differentiated products across underserved and scalable markets.

[1] *The outlook and the key trends discussed in this section are based primarily on '2026 World Economic Outlook Update' by International Monetary Fund, January 2026 and April 2026, and various other publicly available sources.*

[2] *The outlook and the key trends discussed in this section are based primarily based on 'Global Medicine Use Trends 2026' by IQVIA Institute, February 2026, 'Global Trends in R&D 2026' by IQVIA Institute, March 2026, 'World Preview 2025' by Evaluate, June 2025, and various other publicly available sources.*

Patent Cliff-led Opportunities

The industry is entering a significant loss-of-exclusivity cycle, with Evaluate projecting more than US$ 300 billion of drug sales at risk by 2030 (See Figure 2). As innovators turn to mergers and acquisitions ('M&A') to replenish their pipeline, the same patent cliff is also creating meaningful opportunities for generic and biosimilar manufacturers, with complex product capabilities, strong regulatory execution, cost competitiveness and reliable global supply.

US$ 300+ billion
Drug Sales at risk due to patent expiration by 2030

Figure 2 : Worldwide Drug Sales at risk due to patent expiration (2016 - 2030)


Worldwide Sales ($ billion)
% Rx Sales at Patent Risk
135
120
105
90
75
60
45
30
15
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
40 29 28 47 18 9 25 46 31 52 46 44 104 67 53
5.0% 3.6% 3.3% 5.3% 2.0% 0.8% 2.3% 4.4% 2.7% 4.3% 3.6% 3.1% 6.9% 4.1% 3.0%
Total Sales at Risk
% Market at Risk

Source: EvaluatePharma® (May 2025)

Biologics are becoming central to this opportunity, accounting for 57% of global prescription drug sales by 2030 as per Evaluate.

As more biologics lose exclusivity, biosimilars can improve affordability in high-cost therapies such as oncology and immunology. Evolving regulatory pathways, including the 2025 draft guidance by United States Food and Drug Administration ('USFDA') allowing potential reduction of large comparative efficacy studies where robust analytical and pharmacokinetic data are available, could lower development costs and timelines, while increasing competition.

At Dr. Reddy's, we remain focused on expanding access to small as well as large-molecule therapies as drugs lose exclusivity, supported by integrated capabilities across development, manufacturing and commercialisation as well as strategic partnerships.



Glucagon-Like Peptide-1 (GLP-1) Therapies: Reshaping Metabolic Care

The GLP-1 therapies have emerged as one of the most significant shifts in global healthcare by redefining treatment for diabetes, obesity and related conditions, while opening opportunities for broader access as patent and regulatory pathways evolve. Evaluate expects GLP-1 therapies to grow at ~20% CAGR through 2030, accounting for nearly 9% of global prescription drug sales, with five of the top ten best-selling medicines by then. Semaglutide represents the first major near-term GLP-1 opportunity, with expected patent expiries in markets such as Canada, India, Brazil, Turkey and China creating potential for lower-cost competition and expanded access in this key metabolic therapy.

At Dr. Reddy's, we are participating in this access opportunity starting with our generic semaglutide portfolio, becoming the first company to secure approval in India and Canada, followed by a Day 1 launch in India at market formation. Consistent with our focus on improving affordability in high-demand therapies, we aim to take this key therapy in metabolic health across several markets, subject to regulatory approvals and patent-expiry timelines.

5 of Top 10
Drugs to be GLP-1s by 2030

India's Role as a Global Supplier of Affordable Medicines

The Indian pharmaceutical industry continues to reinforce its position as a major supplier of affordable generic medicines globally. India's pharmaceutical exports crossed US$ 31 billion in FY2026, with formulations and biologicals contributing significantly to the export basket. As the third-largest producer of drugs by volume, India contributes around 20% of global generic drug exports. With the industry projected to grow at a 10% CAGR and reach US$ 130 billion by 2034, India's cost-competitive manufacturing base, regulatory capabilities and supply scale continue to support its global relevance, even as expectations around quality, compliance and resilience rise.

Recent tariff developments in the United States ('US') further underscore the US healthcare system's reliance on affordable generics, particularly from India, with generics reportedly remaining exempt from tariffs. Domestically, the Indian Pharmaceutical Market ('IPM') remained resilient, growing 9.9% year-on-year in FY2026 as per IQVIA, supported by chronic therapy growth, new launches and improving healthcare access.

At Dr. Reddy's, we are well placed to support continued access to affordable medicines in the domestic market as well as across developed and emerging markets, as a global Indian pharmaceutical company with broad manufacturing, regulatory and commercial capabilities.

US$ 130 billion
Size of Indian Pharmaceutical Industry by 2034

Evolving Market Dynamics in the US

The United States remains the world's largest pharmaceutical market and a critical market for Indian generic companies; however, it continues to be characterised by intense price competition, payer consolidation, regulatory scrutiny and increasing product complexity. The USFDA's Generic Drug User Fee Amendments ('GDUFA') III framework aims to improve review efficiency and predictability, including for complex generics, favouring companies with strong compliance, differentiated capabilities and reliable supply execution.

Across the industry, companies are prioritising complex generics, biosimilars, differentiated formulations and platform-led capabilities to offset pressure in traditional oral solids and access higher-value opportunities.

At Dr. Reddy's, our focus in the US remains on strengthening the portfolio through complex products, compliance excellence, cost leadership and reliable supply.

Consumer Health and Self-Care as Emerging Growth Areas

As healthcare systems face rising pressure from ageing populations, chronic disease burden, limited physician access and increasing costs, healthcare models are shifting from episodic treatment to a broader continuum of care spanning prevention, wellness, early intervention and everyday health management.

The over-the-counter ('OTC') and broader consumer health markets are supported by higher health awareness, greater willingness to self-manage routine conditions and expanding access through pharmacy, digital and omnichannel models. For pharmaceutical companies, it offers an adjacent growth opportunity that complements prescription medicines, builds trusted brands, diversifies revenues and enables engagement beyond treatment into prevention and self-management.



At Dr. Reddy's, our acquisition of Nicotine Replacement Therapy ('NRT') products provides an anchor to build a global consumer health franchise, extending our role beyond prescription treatment into prevention, wellness and everyday health management.

Contract Development and Manufacturing Organisation ('CDMO') Opportunity and Partnering Models

The CDMO and pharmaceutical services landscape continues to benefit from innovator demand for reliable, high-quality development and manufacturing partners. Global biopharmaceutical companies are seeking partners with end-to-end capabilities, regulatory track record, cost competitiveness, speed-to-market execution and resilient supply networks. For Indian companies, the CDMO opportunity is supported by strong chemistry capabilities, manufacturing scale and the ability to serve global customers across development and commercial supply.

Through our wholly-owned subsidiary, Aurigene Pharmaceutical Services Limited ('APSL') , we, at Dr. Reddy's, are building an integrated discovery, development and manufacturing platform to serve innovator and biotech partners globally.

Digitalisation Across the Value Chain

Digitalisation, data analytics and artificial intelligence are becoming important enablers across Research and Development ('R&D'), manufacturing, quality and supply chain. McKinsey estimates that generative Artificial Intelligence ('AI') could create US$ 4 - 7 billion of annual value in biopharma operations, through productivity gains, cost reduction, improved equipment effectiveness and quality enhancements. IQVIA also notes early evidence of productivity benefits in AI-enabled R&D, with Phase I success rates for emerging biopharma programmes at 75% over the last three years. AI is also becoming relevant in manufacturing and quality operations in predictive maintenance, process optimisation, batch record review, visual inspection, deviation analysis, and quality control automation. Industry reports indicate that pharma supply chains are moving from reactive monitoring to predictive intelligence, with AI and machine learning enabling demand sensing, inventory optimisation, disruption prediction, supplier risk assessment, route optimisation and cold-chain monitoring.

US$ 4 - 7 billion

Value creation by generative AI in Biopharma operations per year



At Dr. Reddy's, we continue to embed digital, analytics and automation-led capabilities across operations to improve productivity, quality, speed-to-market and supply reliability.

Geopolitical Disruptions and Supply Chain Resilience

Geopolitical developments, including the West Asia crisis and Red Sea corridor disruptions, have underscored the vulnerability of global supply chains to maritime chokepoints. For the pharmaceutical industry, such disruptions can affect lead times, freight costs, working capital, cold-chain planning and the availability of critical inputs such as Active Pharmaceutical Ingredients ('APIs'), intermediates, excipients, packaging materials and devices.

For Indian pharmaceutical exporters, these risks reinforce the importance of supply chain resilience, alternate routing, prudent inventory planning, diversified sourcing and disciplined cost management, particularly given West Asia's role in energy flows, shipping routes and trade connectivity with Europe, Africa and the Middle East.

At Dr. Reddy's, our diversified manufacturing footprint, supply chain planning and agility, and focus on reliable, compliant supply help us manage disruption risks across freight, sourcing, energy and market access.

In summary, the industry outlook remains constructive but increasingly complex. Growth will be driven by innovation, chronic disease demand, biologics, biosimilars, complex generics, consumer health and emerging-market access. At the same time, companies will need to navigate pricing pressure, regulatory expectations, geopolitical disruption, input-cost volatility and the need for reliable, compliant supply.

For Dr. Reddy's, these trends reinforce the relevance of its strategic theme of **"Securing the core. Building the future."**, strengthening the generics base while building long-term platforms in biosimilars, consumer health, innovation and pharmaceutical services.

Opportunities and Risks

Opportunities

- Patent expiries creating opportunities for generics and biosimilars
- Rising demand for affordable medicines in developed and emerging markets
- Growth in complex products, biosimilars, consumer health and CDMO
- Partnering opportunities with innovators seeking scalable access

Risks

- Pricing pressure in generics, especially in regulated markets
- Regulatory scrutiny and increasing quality expectations
- Geopolitical disruptions affecting freight, sourcing and energy costs
- Rising competition in biosimilars as regulatory pathways become more streamlined

About our Company

~699 million Patients Served	**88** Markets Served	**24** # of Manufacturing Units
9 # of R&D Facilities	**27,527** Employee Base	**64** Employee Nationalities
6 Rank in US Generics Market	**10** Rank in Indian Pharmaceutical Market[3]	

Guided by our philosophy, 'Good Health Can't Wait', Dr. Reddy's Laboratories Ltd. ('Dr. Reddy's', 'DRL', or 'the Company') is a global pharmaceutical company committed to accelerating access to affordable and innovative medicines for patients worldwide. Our approach translates scientific depth, operational excellence and responsible growth into delivering meaningful health outcomes.

We are an integrated, science-led and patient-centric pharmaceutical company, with 33 locations across manufacturing and R&D operations, enabling us to serve over 85 markets worldwide, supported by a diverse workforce of over 27,500 employees. Our end-to-end capabilities across R&D, manufacturing and commercialisation enable us to support diverse healthcare needs across geographies and therapy areas, while maintaining a consistent focus on quality, reliability and compliance.

Business Segments

We conduct our operations through the following business segments:

Global Generics ('GG'), focuses on the development, manufacturing and commercialisation of branded and unbranded prescription medicines, aimed at addressing access and affordability challenges across developed and emerging markets. The segment also includes differentiated and complex offerings, such as biosimilars, peptides, injectables as well as consumer healthcare products and innovation-led offerings. Our approach to portfolio expansion combines internal development, targeted in-licensing, acquisitions and partnerships to accelerate market entry, while also optimising risk.

Pharmaceutical Services and Active Ingredients ('PSAI'), is an end-to-end integrated platform, covering the full pharmaceutical value chain across manufacturing and marketing of APIs and intermediates; incremental value-added products, such as semi-finished and finished formulations as well as discovery and contract development and manufacturing operations through APSL, our wholly-owned subsidiary. PSAI leverages scalable supply, complex chemistry capabilities and competitive cost structures, serving both internal formulation requirements and external customers, including global innovators, biotechs and other generic formulators.

'Others', includes revenues from our wholly-owned subsidiary, Aurigene Oncology Limited, which advances innovative oncology assets, as well as our Proprietary Products business that focuses on commercialising differentiated clinical stage biotech formulations through strategic partnerships.

[3] *Source: IQVIA Moving Annual Total ('MAT') March 2026*

Global Footprint

Dr. Reddy's operates an integrated, global network of 24 manufacturing facilities and nine R&D facilities worldwide, with capabilities spanning APIs, oral solid dosage forms, and sterile injectables. Designed with scale, sustainability, and LEAN-led efficiency at its core, and supported by regulatory approvals in major developed and emerging markets, our operating model enables us to navigate increasing product complexity and serve global markets with consistency and reliability.

Our nine API manufacturing units across India, Mexico, United Kingdom ('UK') as well as US offer capabilities across general, high-potency and specialised chemistries, supported by backward integration into key intermediates. Our formulations network comprises eight oral solid and topical units, three sterile injectable units as well as three biologics manufacturing units, enabling assured and reliable supply across a broad range of product categories. We also operate a manufacturing facility through a joint venture in China.

Our manufacturing and R&D activities are conducted in compliance with Current Good Manufacturing Practices ('cGMP') and are supported by 'Quality by Design' principles and advanced digital and analytics-driven capabilities, enhancing productivity, quality, speed-to-market and consistency across the value chain.

Our continued focus on supply chain effectiveness, supported by our integrated demand-supply planning approach ensures reliable on-time, in-full ('OTIF') delivery, enhances visibility, optimises inventories and enables timely response to market dynamics.

Access and affordability remain central to our strategy. Our key markets include the United States, Europe, India, Russia, Commonwealth of Independent States ('CIS') countries, Brazil, South Africa, Vietnam, China, and Colombia amongst others. Our portfolio and development efforts are concentrated in therapy areas characterised by long-term relevance and unmet need, including Oncology, Central Nervous System, Pain Management, Gastro-Intestinal, Cardiovascular, Respiratory, Anti-Infectives, Diabetology amongst others. By FY2026, Dr. Reddy's reached over 699 million people globally, with a stated ambition to expand access to over 1.5 billion people worldwide by 2030.

Strategy

The continued emphasis on "Securing the core. Building the future." reflects the consistency of our strategic direction, which involves balancing near-term execution with longer-term capability building.

Our strategy is underpinned by three core tenets:

- Strengthening market positions in selected therapies and geographies
- Driving operational excellence and continuous improvement to enhance productivity and capital efficiency
- Advancing innovation, enabled through platforms, partnerships and selective investments

The first two tenets align with **'Securing the core'** and are focused on strengthening our legacy, generics businesses through disciplined execution, operational excellence and consistent delivery across markets where we have strong endowment, a proven execution track record and long-term growth potential. This includes reinforcing market positions in priority therapies and geographies by ensuring reliable supply and maintaining quality and compliance standards, while driving efficiencies and cost leadership.

The final tenet aligns with **'Building the future'** and is anchored around developing future capabilities to build and scale our identified long-term growth drivers, namely biosimilars, consumer health and innovation-led offerings.

Our global Biosimilars capabilities extend our access and affordability philosophy beyond our established small-molecule generics portfolio, to large-molecule therapies as several biologics face loss of exclusivity over the coming years.

Our biosimilars business, reported within the GG segment, is a fully integrated organisation with over 25 years of experience, encompassing capabilities across development, manufacturing and commercialisation.

3
# of facility locations for Biosimilars

~15
# of Biosimilars in Portfolio

8
# of Commercial Biosimilars

~29
Markets Served

Our disciplined in-house portfolio strategy focuses on biosimilars with a clear right-to-win, characterised by limited competition and strong relevance in standard-of-care therapy areas such as Oncology and Auto-immune diseases. Internal development capabilities are further augmented through strategic collaborations to enhance portfolio depth and deployment efficiency. Our current biosimilars portfolio (See Figure 3) comprises ~15 products, including eight commercial products, primarily marketed in India and Emerging Markets, with commercialisation underway in Europe through our own front-end commercial team. One of our products has also been commercialised in the US and in Europe through our partner. We are also advancing a robust pipeline across therapeutic areas of focus, with assets in various stages of development for global commercialisation.

To support global expansion, we have expanded manufacturing capacity at our Bachupally facility in Hyderabad, which includes six drug substance plants and two drug product plants, and have additionally leased a drug substance manufacturing facility in Hyderabad.

Figure 3: Our Biosimilars Portfolio

Product	Therapeutic Area	Presence	
		Regulated Markets	Emerging Markets
Rituximab	Oncology	Awaiting approval in the US Approved in Europe and UK	Commercial
Bevacizumab	Oncology	Commercial in UK	Commercial
Pegfilgrastim	Oncology	Commercial in US and Europe through partner	Commercial
Trastuzumab	Oncology	-	Commercial
Darbepoetin	Anaemia	-	Commercial
Filgrastim	Oncology	-	Commercial
Denosumab	Osteoporosis/Oncology	Filed in US, Commercial in Europe	-
Pertuzumab	Oncology	-	Commercial in India; Filed in select countries in Emerging Markets
Abatacept	Rheumatoid arthritis	Filed in US (Intravenous) and Under development for Europe and US (Subcutaneous)	Filed in India
Daratumumab	Oncology	Under development for US and Europe	-
Ustekinumab	Anti-inflammatory	-	Under development for South Asia and Colombia
Golimumab	Anti-inflammatory	-	Under development for South Asia
Pembrolizumab	Oncology	Under development for US and Europe	Under development
Nivolumab	Oncology	-	Filed in India
Secukinumab	Anti-inflammatory	-	Under development for South Asia

The global consumer health business enables us to support individuals across the continuum of care - from prevention and wellness to the management of everyday health needs - alongside treatment through our existing portfolio of prescription medicines.

Our consumer health business, revenues of which are reported under the GG segment, primarily comprises a portfolio of leading brands outside the United States in the NRT category, acquired in 2024 (the 'Acquired NRT Business'). The portfolio is anchored by Nicotinell®, supported by strong local market-leading brands including Nicabate® (Australia), Thrive® (Canada) and Habitrol® (New Zealand and Canada). The brands have a presence across over 30 countries spanning Europe, Asia (including Japan), and Latin America, and are offered in multiple formats, including lozenges, patches and gums, with additional products in the pipeline. Operations have been largely transitioned from the seller, Haleon plc, to Dr. Reddy's through a phased integration approach, aimed at ensuring continuity. The acquired portfolio serves as a platform and anchor for building a global consumer health franchise of the Company.


Habitrol
Nicotinell
Nicotinell
Mint
Nicotinell
Fruit
Nicabate
THRIVE

Our innovation efforts are focused on addressing unmet medical needs, in addition to furthering our purpose of access and affordability, through differentiated and patient-relevant solutions to patients who would otherwise have no/limited access to such therapies.

Our Innovation Portfolio primarily comprises novel products and advanced therapies, accessed through global partnerships with innovators, to serve underserved markets. We leverage our global footprint, commercial capabilities and deep value chain relationships, reinforcing our role as a 'partner-of-choice' for innovator companies seeking access at scale. This partnership-led approach through in-licensing, co-development and strategic partnerships, enhances portfolio depth, accelerates development timelines, provides access to differentiated platforms and technologies, while maintaining capital discipline and enabling efficient risk sharing. Revenues from commercialised products are reported under the GG segment within respective geographies.

Sustainability is embedded into our strategic and operational decision-making, shaping how we innovate, manufacture and govern, while aligning business growth with societal and environmental responsibility. Together, these elements guide our progress towards long-term aspirations around sustained growth, robust returns, and expanded global reach, while creating enduring value for stakeholders.

Dr. Reddy's Performance Update, FY2026

FY2026 demonstrated a resilient performance, amid product-specific headwinds and several one-off impacts. We reported highest-ever revenues, supported by double-digit growth in the underlying base business. We continued to scale our established base business, strengthen our commercial capabilities, selectively invest in building a differentiated pipeline as well as expanding manufacturing capacities, while driving efficiencies across operations. We secured approvals for our key products, generic semaglutide, an important therapy in metabolic health, in India and launched the product on Day 1 of its market formation upon loss of exclusivity. We continue to advance the product in several other markets, in line with our strategy and subject to regulatory approvals. During the year, we also made meaningful progress on our stated future growth drivers of biosimilars, consumer healthcare as well as innovation.

Highest-ever
Revenues

₹ 335.9 billion
Consolidated Revenues

3%
Year-on-Year Growth

Consolidated revenues in FY2026 were ₹ 335.9 billion, a growth of 3% compared to the previous year. The revenue growth was impacted by lower lenalidomide sales as well as a one-time shelf stock adjustment ('SSA') of ₹ 4.53 billion related to the product. This impact was partially offset by double-digit growth in the underlying base business, supported by contributions from the Acquired NRT Business, as well as favourable foreign exchange movements.

Global Generics

₹ 299.0 billion
Revenues

3%
Year-on-Year Growth

89%
% of Consolidated Revenues

220
# of Launches

212
# of Filings

Revenue from GG in FY2026 was ₹ 299.0 billion, a growth of 3% compared to the previous year. This was largely on account of robust performance witnessed across most key geographies, except North America that was impacted by lower lenalidomide sales and the one-time SSA, indicated earlier; further aided by contribution of the Acquired NRT Business.

In FY2026, GG contributed to around 89% of our Company's overall sales. Some key highlights of the segment for the year were:

- A total of 220 products were launched across geographies in FY2026.
- A total of 212 global filings were done in FY2026.

Some key updates for the segment during the year were:

- Filed the Biologics License Application ('BLA') for the Intravenous ('IV') presentation of our abatacept biosimilar candidate in the US in December 2025, which was subsequently accepted for review by the USFDA.
- Received European Commission ('EC') approval and marketing authorisation from Medicines and Healthcare products Regulatory Agency ('MHRA') in UK for partnered biosimilar, denosumab. Launched the product in Europe starting December 2025.
- Expanded partnership with Alvotech to co-develop, manufacture and co-commercialise pembrolizumab, a biosimilar candidate to Keytruda® for global markets.
- Expanded partnership with Bio-Thera Solutions through an exclusive commercialisation and licence agreement for proposed biosimilar Secukinumab for select countries in Southeast Asia.
- Entered into an exclusive in-licensing for Pertuzumab with Qilu Pharmaceutical for Latin American, Central American and Caribbean markets.
- Extended partnership agreement with Prestige Biopharma for Trastuzumab for additional territories in Latin America.
- Received recommendation from Subject Expert Committee ('SEC') for the manufacturing and commercialisation of nivolumab biosimilar in India.
- Received a Complete Response Letter ('CRL') for rituximab biosimilar BLA, in reference to the ongoing resolution of observations arising from the Pre Approval Inspection ('PAI') of our Biologics facility at Bachupally, Hyderabad, Telangana, India conducted in September 2025, as well as certain aspects pertaining to the BLA. Further, received a Post- Application Action Letter ('PAAL') from USFDA, in relation to the response submitted to the aforesaid mentioned observations related to rituximab biosimilar. We continue to work on resolving the same.
- Received a CRL from the USFDA for denosumab biosimilar BLA, developed by our partner, Alvotech, referring to the observations from a pre-license inspection of Alvotech's Reykjavik manufacturing facility.

Advancing innovation through novel biologics:

- Received acceptance for review of Investigational New Drug ('IND') application for COYA 302, an Investigational Combination Therapy for treatment of Amyotrophic Lateral Sclerosis ('ALS'), marking continued progress of our exclusive partnership with Coya Therapeutics for its development and commercialisation.



North America Generics ('NAG')

₹ 113.7 billion Revenue	**34%** % of Consolidated Revenues	**(22)%** Year-on-Year Decline
6 Rank in US Generics Market	**12.6% vs. 1.6%** Growth vs. US Generics Market[4]	**280+** # of Commercialised Products
25 # of Launches	**77** # of Filings Pending Approval	**44** # of Para-IV filings Pending Approval
22 # of FTF ANDAs Pending Approval	**15** # of ANDA Filings	**347** # of Cumulative ANDA Filings

In FY2026, our largest market, NAG, contributed to 38% of our Company's GG sales and 34% of overall sales. Revenue from the region for FY2026 was ₹ 113.7 billion or approximately US$ 1.2 billion, representing a decline of 22% over the previous year.
The decline was largely on account of lower sales of lenalidomide and the one-time SSA, indicated above.



[4] *Source: IQVIA MAT March 2026*

Some key updates for the segment during the year were:

- Launched sacubitril valsartan tablets, generic version of Entresto® indicated for heart failure management in the US.
- Launched partnered product, fluorouracil cream, as an authorised generic of Extrovis AG's CARAC® in the US.
- First-to-market launch of olopatadine hydrochloride ophthalmic solution, in the US.
- Launched 25 new products in the region.
- Filed 15 new Abbreviated New Drug Applications ('ANDAs') with the USFDA.
- Cumulative ANDA filings as of March 31, 2026 is 347.
- As of March 31, 2026, we had 77 generic filings pending approval from the USFDA. These comprise of 75 ANDAs and two New Drug Applications ('NDAs') filed under the Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 77 filings pending approval, 44 are Paragraph-IV ('Para-IV') applications, including one NDA, and we believe that 22 of these have the 'First to File' ('FTF') status.
- Received a Notice of Non-Compliance from Pharmaceutical Drugs Directorate in Canada for Semaglutide injection, during the year, outlining requests for additional information and clarifications on specific aspects of our submission. After the close of the fiscal year FY2026, a Notice of Compliance was received, making our Company the first to be approved in Canada for generic Semaglutide.

Outlook for North America Generics Business

We continue to focus on a balanced mix of complex product portfolio, including peptides, injectables, drug device combinations, potential first-to-market opportunities as well as Branded Over-the-counter products. We continue to invest in the biosimilars space, which remains a key growth driver in the future. We continue to balance portfolio gaps through inorganic opportunities, while also focusing on cost leadership.


Dr.Reddy's
CONNECT

Emerging Markets

₹ 67.6 billion	23%	20%
Revenues	Year-on-Year Growth	% of Consolidated Revenues
48	**129**	**180+**
Markets Served	# of Launches	# of Commercialised Molecules till date

Revenue from Emerging Markets for FY2026 was ₹ 67.6 billion, an increase of 23% as compared to the previous year. The growth was driven by market share gains, contributions from new product launches as well as favourable foreign exchange movements. In FY2026, Emerging Markets contributed to 23% of our GG sales, making it the second largest geography within the segment and 20% of our overall sales.

Some key highlights of the segment for the year were:

- Launched Skorolox, first International Nonproprietary Name ('INN') loxoprofen in Russia for treatment of acute upper respiratory tract infections and indicated for musculoskeletal & postoperative pain.
- Partnered with Theramex to license linzgolix, used in the treatment of uterine fibroids in adult women, for Russia, CIS countries and Romania.
- Launched toripalimab in Australia as the first and only immunotherapy for a rare and aggressive type of head and neck cancer listed on Pharmaceutical Benefits Scheme, as well as in Russia, after the successful launch in India.
- Launched K-CAB, i.e. tegoprazan, a partnered, patented molecule indicated for acid-related gastrointestinal diseases, in Russia under the brand name, 'Tegoprex®', after a successful launch in India.
- Collaborated with Immutep for commercialisation of a novel, immunotherapy oncology drug, eftilagimod alfa, in key markets outside North America, Europe, Japan, and Greater China. Following an interim Phase III futility analysis, the trial for non-small cell lung cancer study has been discontinued.
- Launched a total of 129 new products across various countries within the segment this year.

Revenue from Russia for FY2026 was ₹ 34.8 billion, representing an increase of 34% over the previous year. However, in local currency ('Russian Rouble') terms, there was an increase of 15% over the previous year. The growth in local currency terms was largely attributable to higher volumes and price increases in certain brands. IQVIA ranked us 16th in terms of sales value in Russia for the twelve months ended March 31, 2026.

Revenue from CIS countries and Romania for FY2026 was ₹ 9.1 billion, representing an increase of 2% over the previous year. The benefit of higher pricing and contribution from new launches were partially offset by lower sales volumes.

Revenue from our Rest of the World markets (which includes Brazil, South Africa, Vietnam, China, Colombia and several other markets) for FY2026 was ₹ 23.7 billion, representing an increase of 19% over the previous year. The increase is largely attributable to higher sales volumes as well as new products launched during the year, partially offset by price erosion across markets.

Outlook for Emerging Markets Business

We will continue to strengthen market share in selected therapy areas by scaling 'Mega Brands' across prescription and OTC segments and with a steady cadence of new launches, supported by sales and marketing excellence. Our focus remains on scaling key markets such as Russia and Brazil, while expanding into new geographies by leveraging our global portfolio of generics, peptides and biosimilars, alongside selective in-licensing. We are building a differentiated pipeline of first-to-market products focused on oncology and cardio-metabolic therapies, such as semaglutide, biosimilars and New Chemical Entities ('NCEs')/New Biological Entities ('NBEs') through partnerships, while systematically building our capabilities to effectively commercialise these products.

India

₹ 62.2 billion
Revenues

16%
Year-on-Year Growth

19%
% of Consolidated Revenues

12.1% vs. 9.9%
Growth vs. IPM

10
Overall IPM Rank[5]

1
IPM Rank in Stomatologicals[5]

2
IPM Rank in Vaccines[5]

530+
Total # of Brands

23
of ₹ 100 Crore+ Brands[5]

15
# of Brands in IPM Top 300[5]

28
# of Launches

~8,100
Field Force

~₹ 670,000
Per Capita
Per Month ('PCPM')

Revenue from India in FY2026 was ₹ 62.2 billion, a growth of 16% compared to the previous year. In FY2026, India contributed to 21% of our global generics sales, making it the third-largest geography within the segment and 19% of our overall sales. Growth was driven by revenues from new launches, including the innovation franchise and acquired portfolios, along with price increases and higher volumes. As of March 31, 2026, we had a total of 530+ branded products in India and a field force of over 8,100 sales representatives (excluding those on contract) to promote our product portfolio. According to IQVIA in its report for the 12-month period ended March 31, 2026, our secondary sales grew by 12.1%, faster than the market growth at 9.9%. Our market rank was 10th in terms of sales value as per the same report.

Aligned with our strategy, we continued to leverage our core endowments to scale our mega brands, introduce differentiated and innovative assets, and expand our consumer health and nutrition portfolio, supported by a disciplined focus on productivity to drive sustainable growth and to further strengthen our position in the Indian Pharmaceutical market.

Some key highlights of the segment during the year were:

- Recorded sustained double-digit growth through FY2026, supported by growth in big brands, new product introductions including licensed innovative assets and acquisitions, and strong commercial execution across therapy areas, outperforming the IPM.
- Launched India's first Drugs Controller General of India ('DCGI') approved generic semaglutide for Type-2 Diabetes on Day 1 of market formation in India.
- Received marketing authorisation for generic Semaglutide tablets in India for treatment of Type 2 diabetes from DCGI, following the recommendation of Subject Expert Committee under Central Drugs Standard Control Organisation.
- Entered the anti-vertigo segment through the acquisition of the Stugeron® portfolio, including leading local brands across 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as key markets for US$ 50.5 million.
- Forayed into Hormone Replacement Therapy segment in India through the acquisition of trademarks, Progynova® and Cyclo-Progynova®, and related assets for India from Mercury Pharma Group Limited for US$ 32.15 million.
- Expanded collaboration with Sanofi to launch Beyfortus™ (Nirsevimab), a novel drug for preventing Respiratory Syncytial Virus in India.
- Launched Tegoprazan, a partnered, patented molecule indicated for acid-related gastrointestinal diseases, in India under the brand name, 'PCAB®.'
- Launched Linaclotide, a novel drug for Chronic Constipation management in adults, in India under the brand name, 'Colozo®'.
- Launched Sensimune in India, an immunotherapy product for house dust mite-induced allergies, in partnership with ALK-Abelló.
- Launched Hevaxin®, a novel, recombinant vaccine for the prevention of Hepatitis-E virus infection in India.
- Launched TPGS docetaxel, an innovative form of docetaxel, licensed from Therdose, used to treat various forms of cancer.
- Licensed picankibart, indicated for moderate to severe plaque psoriasis, from Innovent in China.
- Divested two non-core brands and discontinued certain R&D programs in Chimeric Antigen Receptor T-cell ('CAR-T') therapy as part of portfolio prioritisation.
- Launched 28 new brands in the country.
- 15 brands are among the top 300 brands of the Indian pharmaceuticals market such as Mintop, Bro-Zedex, Cidmus, Vantej, etc.
- 23 of our brands had revenues in excess of ₹ 1 billion in FY2026 as per IPM data.

Building a GLP-1 ecosystem:

Our Day-1 entry into India's GLP-1 receptor agonist therapy space with Obeda®, the country's first DCGI-approved generic semaglutide, is anchored in an end-to-end care ecosystem approach, encompassing in-house development and manufacturing capabilities, robust clinical evidence and comprehensive patient support. Backed by a head-to-head Phase III study with 312 participants demonstrating non-inferior efficacy and comparable safety to the innovator, Obeda® reinforces the Company's depth in complex product development and peptide science. Introduced in patient-friendly, once-weekly injectable formats at an accessible price point, Obeda® supports Dr. Reddy's broader pursuit of building a comprehensive GLP-1 portfolio for metabolic disorders, including diabetes and obesity. Beyond the drug, the ecosystem integrates:

- **SemaKare™ support programme** for onboarding, device training, tele-support, adherence monitoring
- **Metabolic centres of excellence** to strengthen diagnostics, education for healthcare professionals, real-world evidence, sustainable device-disposal practices and
- **Nutrition support** via Dr. Reddy's Nestlé Health Science (e.g., Celevida GLP+, Optifast)

101 million
Adults living with diabetes in India

134 million
Pre-diabetic adults in India

1 in 4
Adults living with abdominal obesity in India

Source: Indian Council of Medical Research - India Diabetes Study

We also aim to introduce generic semaglutide in several countries and, through our 'One Product, One Quality' approach, ensure consistent high-quality standards across all markets.

Outlook for India Business

We remain focused on scaling our 'mega brands' to enhance our leadership in priority therapies through disciplined product management, lifecycle extensions, sharper sales execution and focused omnichannel go-to-market actions. We shall continue to drive differentiation through first-to-market and early-to-India launches of novel, high-value innovative therapies from in-house development and selective in-licensing. We shall continue to grow consumer-centric brands, supported by our association with Nestlé Health Science and to expand modern trade, e-commerce and alternative channels. Productivity will continue to be an enabler. We plan to achieve this by strengthening efficiency, prioritisation and execution quality to build resilience and enable sustained, market-beating growth.

[5] *Source: IQVIA MAT March 2026*

Europe

₹ 55.5 billion
Revenues

17%
% of Consolidated Revenues

55%
Year-on-Year Growth

38
# of Generic Product Launches*

36
Markets Served^

Revenue from Europe in FY2026 was ₹ 55.5 billion, representing a growth of 55% over the previous year. The increase in revenues was propelled by contributions from the recently Acquired NRT Business, growth in sales volume and new product launches across our major markets, which was partially offset by price erosion in some of our generic products. Excluding revenues from the Acquired NRT Business, revenue growth was 14% over the previous year.

In FY2026, Europe contributed to 19% of our GG sales and 17% of our overall sales.

Some key highlights of the segment for the year were:

- Integration of the acquired NRT Business largely completed; ~95% completed as on March 31, 2026.
- Launched 38 new generics products (excluding the recently acquired NRT business) across countries within the segment.

**Excluding the Acquired NRT Business*
^Includes select countries outside continental Europe served by the Acquired NRT Business; revenues reported under Europe.

Outlook for Europe Business

We remain focused on expanding access to affordable generics and biosimilars across European markets. We have a robust pipeline across multiple therapy areas, including a balanced mix of Intellectual Property ('IP')-driven Day-1 launches, low-competition opportunities, and high-volume commodity products, particularly in cardiovascular and Central Nervous System therapies. Products are sourced through a combination of in-house development and manufacturing, as well as partnerships with high-quality suppliers, ensuring consistent quality and cost-effective access.

For our global consumer healthcare business, the year ahead is positioned as a phase of stabilisation, post integration of the NRT business and lay the foundation for long-term growth and scale. As part of this journey, we are sharpening our brand growth strategy around a focused set of value-creation levers over the coming years:

- Strengthening brand equity through targeted advertising and promotional initiatives.
- Accelerating the introduction of differentiated and consumer-relevant innovations.
- Scaling our presence across priority markets.
- Pursuing selective inorganic opportunities to build a more robust global consumer health platform.



Pharmaceutical Services and Active Ingredients

₹ 34.7 billion
Revenues

3%
Year-on-Year Growth

10%
% of Consolidated Revenues

128
# of Global Filings

1,748
# of Active Filings as on date

280
# of Active US DMFs as on date

16
# of US DMFs Filed

The PSAI business recorded revenues of ₹ 34.7 billion in FY2026, an increase of 3% compared to the previous year. In FY2026, PSAI contributed to 10% of our overall sales. This increase was largely on account of new APIs launched during the year as well as growth in our CDMO business, in the backdrop of pricing pressure and elevated external cost volatility.

Some key highlights of the segment during the year were:

- Partnered with Unitaid, the Clinton Health Access Initiative ('CHAI'), and Wits Reproductive Health and Human Immunodeficiency Virus ('HIV') Institute ('Wits RHI') to make HIV prevention tool, Lenacapavir, affordable in 120 low- and middle-income countries.
- Signed non-binding strategic co-operation term sheet with Hybio Pharmaceutical on Peptide APIs.
- Enabled a first-to-launch oncology product in Japan, among the earliest oral solid products developed and manufactured in India for the Japanese market.
- Partnered with Global Antibiotic Research and Development Partnership ('GARDP') on zoliflodacin for novel treatment of drug-resistant gonorrhoea.
- APSL, our CDMO business, served as the exclusive API manufacturer for two of 46 novel drugs approved by USFDA in 2025.
- APSL delivered three discovery programs through its in-house, AI-assisted drug discovery platform, 'Aurigene.AI'.
- Filed 128 drug master files ('DMFs') globally in FY2026, of which 16 were in the US. Cumulatively, our total active DMFs filed worldwide as of March 31, 2026 were 1,748, including 280 active DMFs filed in the US.

Partnering to improve Access and Affordability

In 2025, Dr. Reddy's entered into a landmark agreement with Unitaid, CHAI and Wits RHI to expand access to injectable lenacapavir, an HIV prevention therapy originally developed by Gilead Sciences. Dr. Reddy's will manufacture and supply a high-quality generic version at ~US$ 40 per person per year across 120 low- and middle-income countries from 2027, aligning its cost with oral alternatives. Despite a nearly 40% reduction in new HIV infections since 2010, an estimated 1.3 million new infections were reported globally in 2024, underscoring the continued need for effective prevention solutions. As a twice-yearly injectable with strong efficacy, lenacapavir offers a meaningful option for populations facing challenges with daily oral regimens.


CLINTON GLOBAL INITIATIVE

Outlook for PSAI

- We continue to scale complex and value-added portfolios across geographies, strengthen differentiated platforms - including peptides, oncology and advanced manufacturing - and deepen high-quality development partnerships. While pricing pressure and input-cost volatility may persist, our focus remains on improving cost competitiveness and ensuring reliable, compliant supply.
- For our CDMO business, we remain committed to offering an integrated suite of services that supports the efficient and timely development and commercialisation of new medicines. We aim to be a partner of choice for global pharmaceutical companies, underpinned by leadership in cost and service.

Others

Others segment recorded revenues of ₹ 2.1 billion in FY2026, at a similar level as the previous year. In FY2026, this segment contributed to 1% of our overall sales. Around three-fourths of the segment's revenues is contributed by AOL, while the remaining is from the proprietary products business, including milestone income on out-licensed products.

Quality Update

At Dr. Reddy's, we uphold a rigorous, patient-centric quality culture, anchored in a strong organisational mindset and a sustained commitment to excellence, supported by continued investments in our people, systems, and infrastructure.

Our focus is on building quality into products and processes from the outset through sound design principles and disciplined manufacturing practices, rather than depending solely on documentation or post-production testing. In addition, every product undergoes extensive testing prior to release, and our global pharmacovigilance programme provides ongoing oversight of the safety and performance of our marketed portfolio.

We strive towards continually enhancing our Quality Management Systems ('QMS') by simplifying and streamlining our procedures. In FY2026, we have made significant strides in integrating digital technologies and AI into our QMS to enable real-time, data-driven decision making. We continue to focus on building robust, digitally-enabled systems to ensure the highest standards of quality and customer service.

Our efforts to upskill and train our employees, with best-in-class tools and literature, continue to enable them to adhere to the high quality benchmarks that we are committed to.

All our facilities operate to globally recognised cGMP standards and are strengthened by advanced digital tools, analytics, and risk-based quality frameworks. The compliance status of our manufacturing sites has ensured timely approvals and launches as well as uninterrupted supply of safe, effective, and high-quality medicines to patients worldwide.

Digital Transformation Update

We continue to advance our digital transformation agenda through a structured and integrated approach, aligned with our organisational priorities of operational excellence, strengthening competitiveness, and enhancing patient outcomes.

Our digital platforms are increasingly supporting commercial growth, R&D productivity, and manufacturing efficiency. Building on the digital transformation efforts over the years, our strategic areas of focus during FY2026 were:

- **Process Redesign:** Re-engineering and digitising core processes as well as embedding AI-led interventions across the value chain
- **Scaling AI & Analytics:** Expanding AI-led insights
- **Low-Touch Operations:** Driving automation and exception-based workflows
- **Future-Ready Capabilities:** Building technology and talent to support evolving business needs
- **Digital Foundations:** Strengthening infrastructure, data governance, and enterprise architecture

Digitalisation Outcomes

Process Excellence
Simplified, standardised, automated workflows reducing manual effort and improving efficiency

Quality & Compliance
Strengthened data integrity, traceability, and audit readiness through digital workflows

AI-enabled Decisions
Use of advanced analytics and AI to enhance forecasting, optimisation, and proactive decision-making

Cybersecurity
Strengthened enterprise-wide security and risk management

Operational Efficiency
Enhanced productivity and reduced cycle times across manufacturing, laboratories, and commercial operations

Internal assessments and external benchmarking indicate that our digital maturity remains aligned with leading global organisations, supported by adherence to frameworks including National Institute of Standards and Technology ('NIST'), International Organization for Standardization ('ISO'), Sarbanes-Oxley Act ('SOX') compliance frameworks.

As we look ahead, our focus will continue to remain on expanding process excellence and AI-enabled capabilities, increasing adoption and execution discipline to drive faster, insight-led decisions and sustained value creation for stakeholders.

To read more about our digitisation initiatives, please refer to Page 21 of our Integrated Report.

People Update

During FY2026, we continued to strengthen organisational effectiveness by closely aligning talent, capabilities, and execution with our strategic priorities. Our focus remained on enhancing execution discipline, building future-ready skills, and leadership depth across levels to support sustained growth, while navigating increasing scale and business complexity. During the year, we made steady progress in enhancing leadership and critical talent readiness, strengthening role-to-value alignment, and improving organisational agility to drive productivity and speed. We also advanced digital enablement and learning initiatives, while furthering our transition towards a 'role-based, skills-first' organisation, supporting scalable operations and more effective workforce deployment. In parallel, we reinforced our commitment to inclusive growth and a strong, values-led culture, supporting business continuity, mitigating people and execution risks, and ensuring consistent performance across markets.

To read more about our detailed people practices and initiatives, please refer to Page 41-47 of our Integrated Report.



Financial Update

Table 1 gives the abridged IFRS consolidated revenue performance of Dr. Reddy's for FY2026 compared to FY2025.

Table 2 gives the consolidated income statement.

Table 1: Consolidated Revenue Mix by Segment (In million)

Particulars	FY2026			FY2025			Growth %
	US$	(₹)	%	US$	(₹)	%	
Global Generics	**3,187**	**299,033**	**89.0**	**3,086**	**289,552**	**88.9**	**3**
North America	1,212	113,737	33.9	1,547	145,164	44.6	(22)
Emerging Markets#	721	67,608	20.1	584	54,771	16.8	23
India	663	62,186	18.5	573	53,734	16.5	16
Europe*	592	55,501	16.5	382	35,882	11.0	55
PSAI	**371**	**34,774**	**10.4**	**361**	**33,846**	**10.4**	**3**
Others	**23**	**2,127**	**0.6**	**23**	**2,137**	**0.7**	**(0.5)**
Total	**3,580**	**335,933**	**100.0**	**3,469**	**325,535**	**100.0**	**3**

**Europe primarily includes Germany, the UK, Italy, France and Spain as well as the acquired NRT business.*

#Emerging markets refer to Russia, other CIS countries, Romania and Rest of the World markets.

Table 2: Consolidated Income Statement (In million, except Earnings per Share ('EPS'))

Particulars	FY2026			FY2025			Growth %
	US$	(₹)	%	US$	(₹)	%	
Revenues	**3,580**	**335,933**	**100.0**	**3,469**	**325,535**	**100.0**	**3**
Cost of Revenues	1,691	158,669	47.2	1,440	135,107	41.5	17
Gross Profit	**1,889**	**177,264**	**52.8**	**2,030**	**190,428**	**58.5**	**(7)**
Operating Expenses							
Selling, General & Administrative expenses	1,138	106,763	31.8	1,000	93,870	28.8	14
Research and Development expenses	256	24,058	7.2	292	27,380	8.4	(12)
Impairment of non-current assets	38	3,519	1.0	18	1,693	0.5	108
Other operating expenses/ (income)	(81)	(7,627)	(2.3)	(46)	(4,358)	(1.3)	75
Results from operating activities	**539**	**50,551**	**15.0**	**766**	**71,843**	**22.1**	**(30)**
Finance expense/(income), net	(44)	(4,132)	(1.2)	(50)	(4,724)	(1.5)	(13)
Share of loss/(profit) of equity accounted investees, net of income tax	(1)	(134)	(0.0)	(2)	(217)	(0.1)	(38)
Profit before income tax	**584**	**54,817**	**16.3**	**818**	**76,784**	**23.6**	**(29)**
Income tax expense	132	12,351	3.7	208	19,539	6.0	(37)
Profit for the period	**453**	**42,466**	**12.6**	**610**	**57,245**	**17.6**	**(26)**
Attributable to:							
Equity holders of the parent	457	42,850	12.8	603	56,544	17.4	(24)
Non-controlling interests	(4)	(384)	(0.1)	7	701	0.2	(155)
Diluted Earnings Per Share (EPS)	**0.55**	**51.42**		**0.72**	**67.78**		**(24)**

Revenues

Revenues grew by 3% to ₹ 335,933 million in FY2026. The revenue growth was impacted by lower lenalidomide sales as well as a one-time SSA related to the product, as indicated earlier. This impact was partially offset by healthy growth in the underlying base business, supported by contributions from the Acquired NRT Business, as well as favourable foreign exchange movements.

Gross Profit

Gross profit decreased by 7% to ₹ 177,264 million in FY2026. This led to a gross profit margin of 52.8% in FY2026, representing a decrease of 573 basis points compared to the previous year. The gross profit margin for GG was 56.7%, while for the PSAI business, the gross profit margin was 17.2%. The decline was primarily due to reduced sales of Lenalidomide, price erosion in North America and Europe Generics, adverse product mix, lower operating leverage in PSAI and a one-time SSA impact of ₹ 4,530 million, indicated earlier, as well as a one-time provision related to the impact of changes in employee benefit obligations under the new Labour Codes in India ('New Labour Codes Provision') of ₹ 412 million.

Selling, General, and Administrative ('SG&A') Expenses

SG&A expenses increased by 14% to ₹ 106,763 million in FY2026. The increase was mainly attributable to focused sales and marketing investments to reinforce existing brands and scale new initiatives, including the Acquired NRT business, together with higher personnel expenses. SG&A also included a one-time provision related to a potential Value Added Tax ('VAT') liability as well as a one-time New Labour Codes provision. SG&A accounted for 31.8% of revenues in FY2026.

Research and Development expenses

R&D expenses decreased by 12% to ₹ 24,058 million in FY2026. The decrease is primarily on account of lower spend in biosimilars, given large part of the spend was completed for a key asset. Developmental efforts continue in a focused manner to build a healthy pipeline of complex products, including peptides, as well as biosimilars across our markets. The R&D spend also included a one-time New Labour Codes Provision as well as one-time charges related to certain discontinued CAR-T assets. R&D accounted for 7.2% of revenues in FY2026.

Impairment of Non-Current Assets

In FY2026, there was a charge of ₹ 3,519 million on impairment of non-current assets, in comparison to ₹ 1,693 million in the previous year. The charge in FY2026 was related to impairment of certain intangibles due to challenging market conditions, trial discontinuation of a partnered product etc. resulting in lower recoverable value compared to the carrying value.

Net Other Operating Income

In FY2026, net other operating income was ₹ 7,627 million, versus ₹ 4,358 million in the previous year. This increase was primarily on account of income from divestment of certain non-core product related intangibles i.e., trademarks and marketing rights of ₹1,890 million as well as one-time reversal in liabilities associated with the discontinuation of a pipeline product.

Net Finance Income

Net Finance Income was ₹ 4,132 million in FY2026, versus ₹ 4,724 million in FY2025. The decrease was largely on account of lower foreign currency exchange gain in comparison to FY2025.

Profit before tax

Profit before tax decreased by 29% to ₹ 54,817 million in FY2026, versus ₹ 76,784 million in FY2025. This represents a margin of 16.3% of revenues versus 23.6% in FY2025.



Net Profit

Net Profit decreased by 26% to ₹ 42,466 million in FY2026, versus ₹ 57,245 million in the previous year. This represents a margin of 12.6% of revenues versus 17.6% in FY2025.

The effective tax rate was lower at 22.5% for FY2026 on account of the recognition of a previously unrecognised deferred tax asset on operating tax losses, during the year ended March 31, 2026, reversal of deferred tax on indexation of land during the year ended March 31, 2025 and an increase in the proportion of the Company's profits coming from lower tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended March 31, 2026, as compared to the period ended March 31, 2025.

Profit after tax attributable to the equity holders of the parent company was ₹ 42,850 million for the year ending March 31, 2026, representing 12.8% of our total revenues for such period.

Liquidity and Capital Resources

Net Cash generated from operating activities in FY2026 was ₹ 56,755 million. Net outflow due to investing activities amounting to ₹ 65,513 million in FY2026 includes acquisitions, net investment in property, plant, equipment, and intangibles to build capacity and capabilities for future business growth. Cash inflow from financing activities during the fiscal was ₹ 8,290 million. Closing cash and cash equivalents on March 31, 2026, was ₹ 15,368 million. The data is given in Table 3.
Table 4 represents the consolidated working capital as on March 31, 2026 and March 31, 2025.

Table 3: Consolidated Cash Flow (in ₹ million)

Particulars	FY2026	FY2025
Opening Cash and Cash Equivalents	**14,593**	**7,107**
Cash flows from:		
(a) Operating Activities	56,755	46,428
(b) Investing Activities	(65,513)	(58,077)
(c) Financing Activities	8,290	18,911
Effect of exchange rate changes	1,243	224
Closing Cash and Cash Equivalents*	**15,368**	**14,593**

**Closing cash balance adjusted for Bank Overdraft of ₹ 61 million for year ended March 31, 2025.*

Table 4: Consolidated Working Capital (in ₹ million)

Particulars	As on March 31, 2026	As on March 31, 2025	Change
Trade Receivables (A)	101,219	90,420	10,799
Inventories (B)	76,531	71,085	5,446
Trade Payables (C)	33,411	35,523	(2,112)
Working Capital (A+B-C)	**144,339**	**125,982**	**18,357**
Other Current Assets (D)	124,225	88,607	35,618
Total Current Assets (A+B+D)	**301,975**	**250,112**	**51,863**
Short & Long-term loans and borrowings, current portion (E)	65,138	38,902	26,236
Other Current Liabilities (F)	69,017	55,967	13,050
Total Current Liabilities (C+E+F)	**167,566**	**130,392**	**37,174**

Debt-Equity

In FY2026, long-term borrowings, including the current and non-current portion, increased by ₹ 9,485 million, net as compared to FY2025. On March 31, 2026, our Company's debt-to-equity ratio was 0.20, which is higher than that on March 31, 2025, which was at 0.14. Table 5 below gives the data. The net debt-to-equity position was at (0.09) versus (0.07) last year.

Table 5: Debt and Equity Position (in ₹ million)

Particulars	As on March 31, 2026	As on March 31, 2025	Change
Total Shareholder's Equity	**380,457**	**337,166**	**43,291**
Long-term debt (current portion)	6,003	857	5,146
Long-term debt (non-current portion)	12,203	7,864	4,339
Short-term borrowings	59,135	38,045	21,090
Total Debt	**77,341**	**46,766**	**30,575**

Internal Controls

Our Company has in place an established, robust system of internal controls commensurate with the nature, size and complexity of its business. These controls are designed to provide reasonable assurance with regard to the orderly and efficient conduct of operations, safeguarding of assets, accuracy and completeness of accounting records, amongst others. The internal control framework is supported by well-defined policies and procedures, process automation, employee training and appropriate segregation of duties.

Our internal audit function acts as an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of our Company's risk management, internal control and governance processes.

The Audit Committee of the Board oversees the adequacy and effectiveness of internal controls and periodically monitors the performance of the internal audit function through review of audit plans, significant audit findings and the status of remediation actions.

Further, the Statutory Auditors also review the internal control systems, as considered necessary, to determine the audit procedures required for opining on the financial statements of our Company.

To read more about our internal control systems, please refer to Page 235 of our integrated report.

Enterprise-wide Risk Management ('ERM') Update

Our ERM framework is designed to systematically identify, evaluate and address key sectoral, operational, strategic and business risks. The function works closely with cross-functional teams and continuously tracks emerging industry developments to ensure a comprehensive view of the risk landscape.

Risks identified across the organisation are consolidated and classified into defined categories, spanning preventable internal risks, strategic organisational risks and risks influenced by external environments. The ERM function partners with assurance, business and operations teams to develop and implement appropriate mitigation measures.

The Executive Risk Management Committee, constituted under the Company's Risk Management Policy, provides management-level oversight and guidance. It supports the prioritisation of enterprise-wide risks and steers mitigation actions.

At the Board level, the Audit Committee and the Risk Management Committee supervise the effectiveness of the overall risk management framework and review the assessment and management of key risks.

During FY2026, our risk assessment and mitigation efforts remained focused on areas such as global trade dynamics, product-related considerations, intellectual property, cybersecurity, data security and privacy, ethics and compliance, quality, regulatory and safety, among others, as well as emerging risks emanating from geopolitical tensions, which continue to influence the external risk environment.

To read more about our ERM governance, please refer to Page 86 of our integrated report and Page 163 for our Business Responsibility and Sustainability Report.

Environmental, Social and Governance ('ESG') Update

Our approach to sustainability is anchored in driving positive social impact by advancing patient health outcomes globally through access to affordable and innovative medicines, cultivating a diverse, inclusive and equitable workplace, embedding environmental priorities in our operations, and maintaining high standards of responsible business conduct.

In FY2026, we made steady progress against our 12 stated ESG goals, particularly across our climate and access priorities. We increased our adoption of renewable energy to 78% from 68% in the previous year, while carbon neutrality in direct operations improved to 72% from 60%. Further, we surpassed our access goal of 40% first-to-market launches in priority markets, achieving 43% in FY2026 compared with 29% in the previous year, underscoring our focus on bringing affordable, differentiated products to patients faster.

Building on the near-term science-based targets announced in October 2020 and aligned with the latest Science Based Targets initiative (SBTi) guidance, this year, we strengthened our climate ambition by adopting science-based near- and long-term targets aligned to a Net Zero pathway. During FY2026, these targets were formally validated by the SBTi and include:

Near-term targets	Long-term targets	Net Zero ambition
An 80% reduction in absolute Scope 1 and Scope 2 emissions by FY2030 from the FY2023 base year, along with a 51.6% reduction in Scope 3 emissions intensity (value added in ₹) over the same period.	A 90% reduction in absolute Scope 1, Scope 2 and Scope 3 emissions by FY2045, relative to the FY2023 base year.	Achieving Net Zero greenhouse gas emissions across the value chain by FY2045.

Dr. Reddy's is the only Indian pharmaceutical company to commit to a science-based Net Zero target by FY2045.



To read more about the mitigation strategy for our updated material risks and opportunities, please refer to Page 163 of our Business Responsibility and Sustainability Report.

To read more about our ESG progress, programmes, and impact, please refer to the Strategic Review section on Page 24 onwards of our Integrated Report.

Outlook

FY2026 was a year of resilient performance, despite product-specific headwinds and certain one-off impacts. During the year, we made meaningful progress on advancing our strategic priorities, continued to strengthen our foundation for long-term growth through focused execution, targeted investments in R&D and capability-building, and by leveraging partnerships and our global scale.

In the fiscal ahead, our focus will remain on securing our core while building our future. We will continue to improve the health of our base business through cost discipline, operational excellence and portfolio optimisation across verticals. In parallel, we will scale our long-term growth platforms in biosimilars, consumer health and innovation, supported by disciplined capital allocation, focused organisational structures and partnerships that expand access to advanced, patient-relevant healthcare solutions. With a strong balance sheet, global scale and robust execution capabilities, we will continue to pursue sustainable growth while advancing our purpose of 'Good Health Can't Wait' – improving access to affordable and innovative medicines and creating long-term value for stakeholders.

Cautionary Statement

The management of Dr. Reddy's Laboratories Limited has prepared and is responsible for the financial statements that appear in this report. These are in conformity with IFRS, as issued by the International Accounting Standards Board, and accounting principles generally accepted in India and, therefore, include amounts based on informed judgements and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, within the meaning of Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended.

The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, changes in government regulations, ability to successfully implement the strategy, manufacturing or quality control outcomes, ability to achieve expected results from investments in our product pipeline, change in market dynamics, technological change, currency fluctuations, and exposure to various market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in our periodic reports and other documents filed with all the stock exchanges.

FIVE YEARS AT A GLANCE

(₹ million)

Year ending March 31	2026	2025	2024	2023	2022
Income Statement Data					
Revenues	**335,933**	**325,535**	**279,164**	**245,879**	**214,391**
Cost of revenues	158,669	135,107	115,557	106,536	100,551
Gross profit	**177,264**	**190,428**	**163,607**	**139,343**	**113,840**
as a % of revenues	52.8	58.5	58.6	56.7	53.1
Operating Expenses:					
Selling, general and administrative expenses	106,763	93,870	77,201	68,026	62,081
Research and development expenses	24,058	27,380	22,873	19,381	17,482
Impairment of non-current assets	3,519	1,693	3	699	7,562
Other Operating (income) / expenses, net	(7,627)	(4,358)	(4,199)	(5,907)	(2,761)
Total operating expenses	126,713	118,585	95,878	82,198	84,364
Operating income	**50,551**	**71,843**	**67,729**	**57,144**	**29,476**
as a % of revenues	15.0	22.1	24.3	23.2	13.7
Finance Costs, net:					
Finance income	7,870	7,553	5,705	4,281	3,077
Finance expenses	(3,738)	(2,829)	(1,711)	(1,428)	(958)
Finance (expense) / income, net	4,132	4,724	3,994	2,853	2,119
Share of profit of equity accounted investees, net of income tax	134	217	147	370	703
Profit before income tax	**54,817**	**76,784**	**71,870**	**60,367**	**32,298**
Income tax benefit/(expense)	(12,351)	(19,539)	(16,186)	(15,300)	(8,730)
Profit for the year	**42,466**	**57,245**	**55,684**	**45,067**	**23,568**
as a % of revenues	12.6	17.6	19.9	18.3	11.0
Attributable to:					
Equity holders of the parent company	42,850	56,544	55,684	45,067	23,568
Non-controlling interests	(384)	701	-	-	-
Earnings per share (₹)#					
Basic	51.5	67.9	66.9	54.3	28.4
Diluted	51.4	67.8	66.8	54.2	28.3
Dividend declared per share for the year (₹)	8	8	8	8	6
Balance Sheet Data					
Cash and cash equivalents, net of bank overdraft	15,368	14,593	7,107	5,779	14,852
Operating working capital*	144,339	125,982	112,931	94,712	92,076
Total assets	579,346	492,989	387,518	321,854	296,654
Total long-term debt, excluding current portion	12,203	7,864	5,990	1,278	5,746
Total stockholders' equity	380,457	337,166	280,550	230,991	190,527
Additional data					
Net cash provided by / (used in):					
Operating activities	56,755	46,428	45,433	58,875	28,108
Investing activities	(65,513)	(58,077)	(40,283)	(41,373)	(26,387)
Financing activities	8,290	18,911	(3,763)	(26,861)	(2,422)
Effect of exchange rate changes on cash	1,243	224	(59)	286	733
Expenditure on property, plant and equipment & Intangibles	(38,425)	(34,398)	(27,435)	(18,864)	(19,049)

** Operating working capital = Trade receivables + Inventories - Trade payables*

 # Computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of consolidated financial statements on Page 423 for further details regarding such stock split.

Previous period figures have been restated, wherever applicable, to align with the current reporting structure.

KEY FINANCIAL RATIOS

(₹ million)

Year ending March 31	2026	2025	2024	2023	2022
Profitability Ratios					
EBITDA margin %	23%	28%	30%	30%	24%
Gross Margin %	53%	58%	59%	57%	53%
Global Generics	57%	62%	63%	62%	58%
PSAI	17%	27%	23%	16%	22%
Net Profit Margin (%)	13%	17%	20%	18%	11%
Return on Net Worth (%)	11%	17%	20%	20%	12%
Asset Productivity Ratios					
Fixed Asset Turnover	3.1	3.7	3.9	3.8	3.6
Total Assets Turnover	0.6	0.7	0.8	0.8	0.8
Working Capital Ratios					
Working Capital Days	203	210	219	182	214
Inventory Days	170	193	196	163	184
Debtors Days	108	95	103	103	108
Creditor Days	75	78	80	84	79
Gearing Ratios					
Net Debt/Equity	(0.09)	(0.07)	(0.23)	(0.21)	(0.08)
Interest Coverage	13.6	25.5	39.7	40.3	31.5
Current Ratio	1.8	1.9	2.6	2.4	1.9
Valuation Ratios^					
Diluted Earnings per share (₹)	51.4	67.8	66.8	54.2	28.3
Book Value per share (₹)	456	404	336	277	229
Dividend Payout	16%	12%	12%	15%	21%
Trailing Price/Earnings Ratio	24.4	16.9	18.4	17.0	30.2

(1) Net Profit Margin is computed by considering Profit attributable to Equity Holders of Parent Company

(2) Fixed Asset Turnover: Net Sales / Avg Net Fixed Assets (Property, plant and equipment)

(3) Total Asset Turnover: Net Sales / Avg Total Assets

(4) Working Capital Days: Inventory Days + Receivable Days – Payable Days

*(5) Inventory Days: (Closing Inventory as on end of March) / (Cost of Revenue during last 6 months) * 182*

(6) Receivable Days: outstanding receivables netted-off with the daily average sales; starting from the latest month

*(7) Payable Days: (Closing Trade Payables - as on end of March) / (Material cost during last 3 months) * 90*

(8) Book Value per share: Equity/Outstanding equity shares

(9) Dividend Payout: DPS/EPS

(10) Trailing price: Closing share price on the last working day of March

^Computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of consolidated financial statements on Page 423 for further details regarding such stock split.

Previous period figures have been restated, wherever applicable, to align with the current reporting structure.

BOARD'S REPORT

Dear Members,

Your Directors are pleased to present the 42nd Annual Report, highlighting the Business Performance along with the Audited Financial Statements for the financial year ended March 31, 2026. This report epitomizes our commitment to transparency, accountability, and the highest standards of corporate governance.

Financial Highlights and Company Affairs

Table 1 gives the consolidated and standalone financial highlights of the Company based on Indian Accounting Standards (Ind AS) for Financial year 2026 (i.e. from April 1, 2025 to March 31, 2026) compared to the previous financial year.

The Company's consolidated total income for the year was ₹ 350.6 billion, which was up by 4% over the previous year. Profit before tax (PBT) was ₹ 53.9 billion, representing a decline of 30% over the previous year.

The Company's standalone total income for the year was ₹ 222.2 billion, which was down by 8% over the previous year. PBT was ₹ 42.5 billion, which was lower by 41% over the previous year.

Revenues from lines of business and geographies given below are from the Company's IFRS results.

Revenues from Global Generics were up by 3% and stood at ₹ 299.0 billion. All geographies except North America, i.e. Europe, India and Emerging Markets, contributed towards the growth, which was further augmented by the contributions from the acquired Consumer Healthcare business in Nicotine Replacement Therapy ('NRT') and favourable foreign exchange rate movements.

Revenues from North America stood at ₹ 113.7 billion, reported a year-on-year decline of 22%. This was largely on account of lower revenues from lenalidomide. During the year, the Company filed 15 Abbreviated New Drug Applications ('ANDAs') in the United States (US). As of March 31, 2026, there were 77 generic filings awaiting approval with the US Food and Drug Administration (USFDA), comprising 75 ANDAs and two New Drug Applications filed under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Revenues from Emerging Markets were ₹ 67.6 billion, a year-on-year growth of 23%. The growth was attributable to new launches across markets and higher volumes, further supported by favourable foreign exchange movements.

Revenues from India stood at ₹ 62.2 billion, a year-on-year growth of 16%. Growth was driven by revenues from new brand launches, including our innovation portfolio, price increases and higher volumes.

Revenues from Europe were ₹ 55.5 billion, a year-on-year growth of 55%. The growth was primarily on account of revenues from the acquired NRT business and new generic product launches, momentum in the base business volumes and favourable foreign exchange movements, partially offset by price erosion in generics.

Revenues from Pharmaceutical Services and Active Ingredients (PSAI) stood at ₹ 34.8 billion, which was higher by 3% compared to previous year. Growth was due to revenues from new launches of Active Pharmaceutical Ingredient ('API') products, momentum in the pharmaceutical services business and favourable foreign exchange movements, offset by lower API prices. During the year, the Company filed 128 Drug Master Files (DMFs) worldwide, including 16 filings in the US.

Table 1 FINANCIAL HIGHLIGHTS

The Company's financial performance (standalone and consolidated) for the year ended March 31, 2026 is summarised below:

(₹ Million)

PARTICULARS	CONSOLIDATED			STANDALONE		
	FY2026	FY2025	Growth (%)	FY2026	FY2025	Growth (%)
Total Income	350,586	337,412	4	222,224	241,188	(8)
Profit before depreciation, amortization, impairment and tax	77,899	95,308	(18)	55,992	83,789	(33)
Depreciation and Amortization	20,588	17,037	21	12,074	10,394	16
Impairment of non-current assets	3,518	1,693	108	1,405	1,036	36
Profit before tax and before share of equity accounted investees	53,793	76,578	(30)	42,513	72,359	(41)
Share of profit of equity accounted investees, net of tax	134	217	(38)	-	-	-
Profit before tax	53,927	76,795	(30)	42,513	72,359	(41)
Tax Expense	12,351	19,543	(37)	10,316	18,865	(45)
Net Profit for the year	41,576	57,252	(27)	32,197	53,494	(40)
Opening balance of retained earnings	300,522	249,980	20	259,539	212,054	22
Net profit for the year	**41,960**	**56,551**	**(26)**	**32,197**	**53,494**	**(40)**
Dividend paid during the year	(6,659)	(6,662)	0.05	(6,659)	(6,662)	0.05
Transfer from SEZ re-investment Reserve, net	-	653	(100)	-	653	(100)
Closing balance of retained earnings	**335,823**	**300,522**	**12%**	**285,077**	**259,539**	**10%**

Share Capital

During the reporting year; there's no change in Authorised Share Capital of the Company.

The paid-up share capital of your Company increased by ₹ 201,605 from ₹ 834,455,365 to ₹ 834,656,970 in FY2026 due to allotment of 201,605 equity shares of ₹ 1/- each, upon exercise of stock options by eligible employees through the 'Dr. Reddy's Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007'. The equity shares issued pursuant to the above Employee Stock Option Schemes rank pari-passu with the existing equity shares of the Company.

As on March 31, 2026, the Company's Share Capital stands at:

Share Capital	Amount (in ₹)
Authorised Share Capital	1,45,00,00,000
Paid-up Share Capital	83,46,56,970

Dividend

Your Directors are pleased to recommend a final dividend of ₹8/- (800%) on every equity share of ₹1/-, each fully paid-up for FY2026 subject to the approval of the members of the Company at this 42nd Annual General Meeting ("AGM"). As per the Dividend Distribution Policy of the Company, the amount of maximum dividend pay-out (including interim dividend) can be up to 20% of the cash profit under consolidated financial statement prepared under Indian Accounting Standards (IND-AS).

The recommended dividend is in line with the provision of the said policy. The dividend, if approved at the 42nd Annual General Meeting ("AGM") will be paid to those members whose names appear on the register of members of the Company as of end of the day on July 10, 2026. The total dividend pay-out will be approximately ₹ 668 Crores resulting in a pay-out of 10.2% of the consolidated cash profit for the financial year ended March 31, 2026. Such dividend will be taxable in the hands of the members in terms of the provisions of the Income Tax Act, 2025.

In terms of Regulation 43A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the Dividend Distribution Policy, is available on the Company's website on https://www.drreddys.com/cms/cms/sites/default/files/2022-09/Dividend%20distribution%20policy.pdf

Transfer to Reserve

The Company has not transfered any amount to the general reserve for the year ended March 31, 2026.

Public Deposit

The Company has not accepted any deposits covered under Chapter V of the Companies Act, 2013 (the "Act").

Change in the Nature of Business, If Any

During the year, there was no change in the nature of business of the Company. Further, there was no Significant change in the nature of business carried on by its subsidiaries.

Material changes and commitments affecting the financial position between the end of the financial year and date of the report

There have been no material changes and commitments affecting the financial position of the Company which have occurred between the end of the financial year of the Company to which the financial statements relate and as on the date of this report.

Subsidiaries, Joint Ventures and Associates

The Company has overall 57 entities, comprising 45 overseas subsidiary companies (including step-down subsidiaries), 9 subsidiary companies (including step-down subsidiary) in India and 3 joint venture and associate companies as on March 31, 2026. Changes during the FY2026 were as follows:

- Dr. Reddy's Laboratories SA, wholly owned subsidiary of the Company incorporated 'Dr. Reddy's Laboratories (Vietnam) Company Limited, as a wholly owned subsidiary in Vietnam on May 9, 2025, consequently the said entity became wholly-owned step-down subsidiary of the Company.
- Imperial Owners and Land Possessions Private Limited (Formerly Imperial Credit Private Limited), wholly owned subsidiary of the Company liquidated and stands dissolved with effect from August 5, 2025.

Further, the Company sold its entire shareholding in Svaas Wellness Limited ("Svaas"), consequently effective from April 7, 2026, Svaas ceased to be wholly owned subsidiary of the Company.

Section 129(3) of the Act, states that where the Company has one or more subsidiaries or associate companies, it shall, in addition to its financial statements, prepare a consolidated financial statements of the Company and of all its subsidiaries and associate companies in the same form and manner as that of its own and also attach along with its financial statements, a separate statement containing the salient features of the financial statements of its subsidiaries and associates.

Hence, the consolidated financial statements of the Company and all its subsidiaries and associates, prepared in accordance with Ind AS 110 and AS 111 as specified in the Companies (Indian Accounting Standards) Rules, 2015, forms part of the Integrated Annual Report. Moreover, a statement containing the salient features of the financial statements of the Company's subsidiaries and joint ventures in the prescribed Form AOC-1, is attached as **Annexure I** to this Board's Report. This statement also provides details of the performance and financial position of each subsidiary and joint venture. In accordance with Section 136 of the Act, the audited financial statements and related information of the Company and its subsidiaries, wherever applicable, are available on the Company's website: https://www.drreddys.com/. These are also available for inspection during regular business hours at our registered office in Hyderabad, India and/or in electronic mode.

Material Subsidiaries

In terms of Regulation 16(1)(c) of the SEBI Listing Regulations, Material Subsidiary shall mean a subsidiary, whose turnover or net worth exceeds ten percent of the consolidated turnover or net worth, respectively, of the Company and its subsidiaries in the immediately preceding accounting year and the listed entity shall formulate a policy for determining its 'material' subsidiary.

Accordingly, the Company has three material overseas subsidiary companies as on March 31, 2026, namely, Dr. Reddy's Laboratories Inc. (USA), Dr. Reddy's Laboratories SA (Switzerland), Northstar Switzerland SARL.

The Policy for determining Material Subsidiaries is available on the Company's website and can be accessed at: https://www.drreddys.com/cms/sites/default/files/media-library/Policy%20for%20determining%20of%20material%20subsidiaries%20%282%29.pdf

Further, in terms of Regulation 24(1) of the SEBI Listing Regulations, at least one Independent Director on the Board of the Company shall be a Director on the Board of an unlisted material subsidiary, i.e. a subsidiary, whose turnover or net worth exceeds twenty percent of the consolidated turnover or net worth respectively, of the Company and its subsidiaries in the immediately preceding accounting year, whether incorporated in India or not.

In compliance with the said provisions, Mr. Arun M Kumar (DIN: 09665138), Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA) w.e.f. September 21, 2022 and Dr. Claudio Albrecht (DIN: 10109819), Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland) w.e.f July 6, 2023.

Particulars of Loans, Guarantees or Investments

The Company makes investments or extends loans/guarantees to its subsidiaries for their business purposes. Details of loans, guarantees and investments covered under Section 186 of the Act, along with the purpose for which such loan or guarantee was proposed to be utilized by the recipient, form part of the notes 2.24, 2.6 A, and 2.6 C to the standalone financial statements provided in this Integrated Annual Report.

Integrated Report

Your Company has adopted the Integrated Annual Report for FY2026, which includes both financial and non-financial information. The reporting weaves together our purpose, values, strategy, governance, performance and future outlook, all of which influence the material aspects of our business.

Corporate Governance and Additional Shareholders' Information

A detailed report on the Corporate Governance systems and practices of the Company is given in a separate chapter of this Integrated Report. Similarly, other information for shareholders is provided in the chapter on Additional Shareholders' Information. The Company has also formulated a Group Governance Policy to monitor governance of its unlisted subsidiaries across the globe.

A certificate from M/s. S.R. Batliboi & Associates LLP, Statutory Auditors of the Company, confirming compliance with the conditions of corporate governance is attached to the chapter on Corporate Governance forming part of this Integrated Report.

Management Discussion and Analysis

A detailed report on the Management Discussions and Analysis in terms of Regulation 34 of the SEBI Listing Regulations is provided as a separate chapter forming part of this Integrated Annual Report.

Business Responsibility and Sustainability Report (BRSR)

The BRSR for FY2026 as mentioned under Regulation 34 of the SEBI Listing Regulations, is given as a separate chapter forming part of this Integrated Report.

Pursuant to Regulation 34(2)(f) of the SEBI Listing Regulations, the BRSR Core parameters for the financial year ended March 31, 2026 have been assured on a limited and reasonable basis by DNV Assurance Private Limited, as disclosed in the BRSR forming part of this Integrated Report.

Board of Directors and Key Managerial Personnel (KMP)

Appointment of Independent Director

The Board of Directors, at their meeting held on May 12, 2026, approved the appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Additional Director in the category of an Independent Director of the Company, for a term of five consecutive years commencing from July 1, 2026 up to June 30, 2031, not liable to retire by rotation, subject to approval of the shareholders at the ensuing 42nd Annual General Meeting.

The Company has received necessary declarations and confirmations from Mr. Velamakanni confirming that he meets the criteria of independence as prescribed under the Companies Act, 2013 and the SEBI Listing Regulations and that he is not disqualified from being appointed as a Director.

Further, Mr. Velamakanni is not related to any Director or Key Managerial Personnel of the Company and has not been debarred from holding the office of Director by virtue of any order of the Securities and Exchange Board of India or any other authority. In the opinion of the Board, the aforesaid Directors are persons of integrity and possess relevant expertise, experience and proficiency required to effectively contribute to the affairs of the Company.

A brief profile of Mr. Velamakanni is provided in the Notice convening the 42nd AGM for the information of the shareholders.

Re-appointment of Independent Director

Dr. K P Krishnan (DIN: 01099097) an independent Director of the Company is going to complete his first term as an Independent Director on January 6, 2027. Based on the recommendation of the Nomination, Governance and Compensation Committee, the Board of Directors, at their meeting held on May 12, 2026 approved the re-appointment of Dr. Krishnan, as an Independent Director of the Company for a second term of five consecutive years from January 7, 2027 to January 6, 2032, subject to the approval of shareholders at the ensuing 42nd AGM.

A brief profile of Dr. Krishnan is provided in the Notice convening the 42nd AGM for the information of the shareholders.

Retirement by Rotation

During the year, the shareholders at the 41st Annual General Meeting held on July 24, 2025, approved the re-appointment of Mr. G V Prasad as a whole-time Director, designated as Co-Chairman and Managing Director of the Company for a further period of five years with effect from January 30, 2026 to January 29, 2031, liable to retire by rotation.

Mr. K Satish Reddy (DIN: 00129701), Whole-time Director, designated as Chairman, is liable to retire by rotation at the forthcoming 42nd AGM and being eligible, seeks re-appointment. The shareholders had approved re-appointment of Mr. K Satish Reddy, Whole-time Director, designated as Chairman of the Company for a period of five years effective from October 1, 2022 to September 30, 2027.

A brief profile of Mr. K Satish Reddy is provided in the Notice convening the 42nd Annual General Meeting forming part of this Integrated Report.

Changes in Key Managerial Personnel (KMP)

During the year under review, there were no changes in the Key Managerial Personnel of the Company. As on the date of this report, the Company has the following Key Managerial Personnel as per Section 2(51) and Section 203 of the Act:

Sl. No	Name of KMP	Designation
1	Mr. G V Prasad	Co-Chairman and Managing Director
2	Mr. Erez Israeli	Chief Executive Officer
3	Mr. M V Narasimham	Chief Financial Officer
4	Mr. K Randhir Singh	Company Secretary, Compliance Officer & Head-CSR

Declaration by Independent Directors

In accordance with Section 149(7) of the Companies Act, 2013, each Independent Director has confirmed that he or she meets the criteria of independence laid down in Section 149(6) of the Act and is in compliance with Rule 6(3) of the Companies (Appointment and Qualifications of Directors) Rules, 2014 as well as Regulation 16(1)(b) of the SEBI Listing Regulations. Furthermore, each Independent Director has affirmed adherence to the Code of Conduct for Independent Directors prescribed in Schedule IV of the Act, and the Board has duly taken these declarations on record after assessing their veracity.

Board Evaluation

Pursuant to the provisions of the Act, and the SEBI Listing Regulations, the Board has carried out performance evaluation of its own performance, the Directors (including the Chairman and Co-Chairman) individually, as well as the evaluation of the working of the Committees. An independent external agency, EgonZehnder, a leadership advisory firm on board matters, was engaged to conduct the Board evaluation for FY2026. The recommendations were discussed with the Board and individual feedback was provided to the Directors. Further details of Board evaluation are provided in the Corporate Governance chapter of this Integrated Report.

Appointment of Directors and Nomination, Governance and Compensation Policy

Assessment and appointment of members to the Board are based on a combination of criterias that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualifications required for the position. For appointment of an Independent Director, the independence criteria defined in Section 149(6) of the Act, and Regulation 16(1)(b) of the SEBI Listing Regulations are also considered.

Pursuant to Section 178(3) of the Act and Regulation 19(4) of the SEBI Listing Regulations, and based on the recommendation of the Nomination, Governance and Compensation Committee (NGCC), the Board has adopted a Nomination, Governance and Compensation Policy applicable to Directors, KMP, Senior Management and other employees. The Policy, inter alia, sets out the role of the NGCC, including matters relating to appointment and removal, remuneration, performance evaluation, succession planning and Board governance. The Policy is available on the Company's website at https://www.drreddys.com/cms/sites/default/files/2025-07/Nomination%2C%20Governance%20%26%20Compensation%20Policy.pdf

The salient features of the Policy forms part of the chapter on Corporate Governance of this Integrated Report.

Executive Remuneration

Overview and Philosophy

Our executive compensation program supports attracting, motivating, and encouraging continuity of relevant leaders who advance our critical business objectives and promote the creation of shareholders' value over the long-term.

The key tenets are:

a) Attract highly talented individuals from within and across industries drawing from a diverse pool of global talent.

b) Provide long term and short-term incentives that advance the interests of shareholders and deliver levels of pay commensurate with performance.

Approach to Pay Benchmarking

The three principal components of the compensation package include, base salary, annual cash-based variable pay, and equity-based long-term incentives. In making decisions with respect to each element of compensation, the competitive market for executives and compensation levels of the comparable companies are considered. Pay practices at companies with which Dr. Reddy's competes for talent, including those engaged in similar activities are reviewed from time to time. Our approach is to be market aware and not market driven. We believe that information regarding pay practices at other companies is useful to assess the reasonableness and competitiveness of our own.

We generally target executive pay to be within range of 75th percentile of pay packages for executives in similar positions, responsibilities and/or experience in similar companies of comparable size.

We identify certain roles that are fungible across multiple industries where our comparative pool is not limited to peer generic pharmaceutical organisations. In such cases a wider sample is selected comprising of non-pharma marquee organisations operating in the country with whom Dr. Reddy's competes for talent.

Review and Increments

Executive compensation is reviewed annually.
Executive increment percentages approach is lesser than the Company average, while the frontline receiving the highest increase. A higher increase may be made in the event of a role change, promotion. The Company's performance, affordability, individual performance and compensation history are other considerations, while deciding on compensation.

Executive Director Compensation

Our executive directors' compensation comprises of a fixed monthly component and a profit based annual commission based on standalone net profits of the Company. The total remuneration to be paid to the executive directors is within the limits prescribed under the provisions of the Companies Act, 2013.

While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year in terms of balanced scorecard achievement and the Key Performance Indicators (KPIs). The considerations include but are not limited to: Financial metrics covering growth in return on capital employed (RoCE) and profitability; Non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organization, as may be agreed upon from time to time with the Company.

Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act and the SEBI Listing Regulations, does not grant any stock options to the Executive Directors. No severance fee is payable to them.

In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to get 0.75% of the net profits of the Company, i.e. ₹ 291.91 Mn each. However, the Board, on the recommendation of the NGCC approved a fair commission for the Executive Directors, i.e. ₹ 73.80 Mn and ₹ 131.20 Mn for Mr. K Satish Reddy and Mr. G V Prasad, respectively.

CEO Compensation

Our CEO compensation comprises of guaranteed cash, short term incentives in the form of variable pay, long-term incentives, retirals, and perquisites. 75% of our CEO's pay is linked with the Company's performance in terms of balanced scorecard achievement against plan and long-term incentives from ESOPs. Short Term incentives are tied to the Company performance against the balanced scorecard and individual performance of the CEO as determined by the Board of Directors.

During the FY2026, Mr. Erez Israeli, Chief Executive Officer, has received an increment of 5.3% on fixed compensation. His fixed salary was ₹ 7.3 Cr, with a target variable pay of 100%, and long-term incentives of value ₹ 15.30 Cr vesting at the end of 3 years.

Performance Management

Our current performance management follows a balanced scorecard approach comprising of current business performance, Building the future and Health of the Business. The Board of Directors uses a stringent process to set ambitious financial targets in line with the strategy of the Company. In addition to the financial targets, the scorecard also has ambitious strategic objectives across key priority areas, including targets related to Compliances and Safety matters. The scorecard is proposed by management

council to the Board of Directors for approval before the start of the financial year. Each parameter is devised into a metric, financial or otherwise and is measured quarterly. All parameters are scored based on a predetermined grid. Additional considerations such as wind-falls, impairments and one-offs are measured separately. Our performance management process is specifically adapted to different employee cohorts based on their specific needs, the overall principles remain the same across all the models.

Performance evaluation of Management Council ("MC") member's focuses on achievement of their Business Unit Scorecard. Individual MC evaluation focusses on achievement of:

a) The BU (Business Unit) scorecard for the year that contributes to the delivery of the overall Company's strategy.

b) Demonstration of desired leadership behaviours and aligned to the overall Company values

Balanced scorecard performance is measured in constant currencies to reflect operational performance that can be influenced.

Company Performance for FY2026

Fiscal Year 2026 reflected a resilient performance despite product specific headwinds and several on-off impacts. These were mitigated by strong double-digit growth in the underlying base business, supported by favourable foreign exchange movements and incremental revenues from the acquired consumer health portfolio in Nicotine Replacement Therapy. We delivered annual revenues exceeding US$3.58 billion, representing a 3.2% year-over-year growth and US$0.8 billion in EBITDA, with a margin of 22.8%.

These outcomes reflect the strategic leadership and execution capabilities of our management team, which enabled consistent delivery across key priorities, namely, scaling the base business, advancing key pipeline programs, pursuing targeted inorganic initiatives to complement the Company's organic growth ambitions, while continuing to enhance efficiencies across operations.

Further, our leaders continued to build long-term franchises in biosimilars, consumer healthcare, and innovation, through disciplined capital allocation and focused organizational structures.

Our commitment to quality, regulatory compliance and sustainability remained unwavering through the year.

Our two-pronged strategy of strengthening the base business, while investing in our future growth drivers positions us to build a high-performance organisation that delivers sustainable growth and creates long-term value for our stakeholders.

A brief snapshot of our scorecard performance for FY2026 is given below:

Pillar	Wt	Achievement
Current Business Performance	45%	Below Plan
Building the Future	35%	In-line Plan
Operational Excellence	20%	Above Plan

Overall Evaluation: Performance remained within acceptable levels, though marginally below stretch targets.

Variable Pay for CEO

Variable Pay is paid based on annual performance target achievements as cash in the first quarter of the next financial year. The payout range for individual performance is between 0% to 150%. Overall payout is capped at 300% of target.

FY26 reflected a resilient operating performance, delivering highest ever annual revenues, amid product-specific headwinds and certain one-time impacts. The underlying base business continued to deliver double-digit growth. Based on the overall assessment, the Board of Directors decided on an Annual Incentive payout for the CEO amounting to ₹ 7.28 Cr.

Long Term Incentive Plan for CEO

Majority of the grants are ESOPs granted at fair market value, a small portion is in the form of Performance modified phantom shares that allows for multiplicative upside basis performance against defined metrics.

Grants are made annually and they cliff Vesting at the end of 3 years. ESOPs are exercised at fair market value (at the time of grant) and the Phantom Shares are payable in cash upon vesting.

Malus and Clawback

Any performance linked compensation paid to Management Committee members is subject to malus and clawback rules. This means that the NGCC may decide – subject to applicable law – to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or vested in the past (clawback).

This applies in cases where the payout has resulted from a violation of laws or conflicts with internal management standards, including Company and accounting policies.

This principle applies to both the short-term Annual Incentive and Long-Term Incentive (LTI) plans.

Number of Board Meetings

The Board of Directors met six times during the year.

In addition, an annual Board retreat was held to discuss strategic matters. The intervening gap between the meetings was within the period prescribed under the Act and the SEBI Listing Regulations. Details of Board meetings and the Board retreat are given in the chapter on Corporate Governance forming part of this Integrated Report.

Separate Meeting of Independent Directors

In terms of requirements under Schedule IV of the Act and Regulation 25(3) of the SEBI Listing Regulations, four separate meetings of the Independent Directors were held during FY2026. Further details are mentioned in the chapter on Corporate Governance forming part of this Integrated Report.

Committees of the Board

As on March 31, 2026, the Board has the following Committees:

i) Audit Committee;

ii) Stakeholders' Relationship Committee;

iii) Nomination, Governance and Compensation Committee;

iv) Sustainability and Corporate Social Responsibility Committee;

v) Risk Management Committee;

vi) Science, Technology and Operations Committee; and

vii) Banking, Authorisations and Allotment Committee

All the recommendations made by the Board committees, including the Audit Committee, were accepted by the Board. The details of the above Committees are given in the Chapter on Corporate Governance forming part of this Integrated Report.

Directors' Responsibility Statement

In terms of Section 134(5) of the Act, your Directors state that:

1. Applicable accounting standards have been followed in the preparation of the annual accounts and that no material departures have been made from the same;

2. Accounting policies have been selected and applied consistently. Judgments and estimates made are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of the FY2026 and of the profit of the Company for that period;

3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

4. Annual accounts have been prepared on a going concern basis;

5. Adequate internal financial controls for the Company to follow have been laid down and these are operating effectively; and

6. Proper and adequate systems have been devised to ensure compliance with the provisions of all applicable laws and these systems are operating effectively.

Adequacy of Internal Financial Control Systems

The Company has in place adequate internal financial controls with reference to its financial statements. These controls ensure the accuracy and completeness of the accounting records and the preparation of reliable financial statements.

Enterprise Risk Management ("ERM")

The Company has a Risk Management Committee of the Board, consisting entirely of Independent Directors. Details of the Committee and its terms of reference are set out in the chapter on Corporate Governance forming part of this Integrated Report.

The Audit Committee and Risk Management Committee review key risk elements of the Company's business, finance, operations and compliance, and their respective mitigation strategies. The Risk Management Committee reviews strategic, business, compliance and operational risks whereas the Audit Committee reviews issues around ethics and fraud, internal control over financial reporting (ICOFR), as well as process risks and their mitigation.

The Company's Risk Management Committee operates under the Company's Risk Management Policy and focuses on risks associated with the Company's business and compliance matters. This Committee periodically reviews matters pertaining to risk management. Additionally, the Enterprise Risk Management (ERM) function helps the Board and the Management to prioritize, review and measure business risks against a pre-determined risk appetite, and their suitable

response depending on whether such risks are internal, strategic or external.

During FY2026, focus areas for risk assessment and mitigation included geo-political risks, inventory, assets, products, cyber security, data security & privacy, ethics & compliance, quality & regulatory, safety, country, strategic and other key operating risks.

Related Party Transactions

All related party transactions entered into during the financial year ended March 31, 2026 were in the ordinary course of business and on an arm's length basis and were carried out in compliance with Section 188 of the Companies Act, 2013 and Regulation 23 read with Schedule XII of the SEBI Listing Regulations, as amended.

All related party transactions, including any modifications, are placed before the Audit Committee for review and approval. Annual omnibus approval is obtained for repetitive transactions entered into in the ordinary course of business at arm's length and not material under the SEBI Listing Regulations, and a quarterly statement of such transactions is placed before the Audit Committee and the Board of Directors for review and approval. Disclosures relating to related party transactions form part of the notes to the financial statements included in this Integrated Annual Report.

In line with the requirements of the Act and the SEBI Listing Regulations, your Company has a Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions, which is also available on the Company's website https://www.drreddys.com/cms/sites/default/files/media-library/Policy%20on%20Materiality%20of%20Related%20Party%20Transactions%20and%20Dealing%20with%20Related%20Party%20Transactions%20%281%29.pdf. The Policy intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions between the Company and related parties

In accordance with Section 134(3)(h) of the Act, and Rule 8(2) of the Companies (Accounts) Rules, 2014, the particulars of the material contracts or arrangements with related parties referred to in Section 188(1) of the Act, in Form AOC-2 is attached as **Annexure – II** to this Board's Report.

Vigil Mechanism/ Whistle-Blower/ Ombudsperson Policy

The Company has an Ombudsperson Policy (Whistle-Blower/ Vigil mechanism) to report concerns. Reporting channels under the vigil mechanism include an independent hotline, a web-based reporting site (drreddys.ethicspoint.com) and a dedicated e-mail to Chief Compliance Officer. In addition, concerns may also be submitted in writing by post or courier to the offices of the Chief Compliance Officer. The Ombudsperson Policy also safeguards against retaliation of those who use this mechanism. The Audit Committee Chairperson is the Chief Ombudsperson. The Policy also provides for raising concerns directly to the Chief Ombudsperson. Details of the Policy are available on the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf

Statutory Auditors

M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004), will complete their second consecutive term as Statutory Auditors at the conclusion of the 42nd AGM and shall cease to hold office thereafter. The Board of Directors places on record its deep appreciation for their professional services and contribution to the Company during their tenure.

Accordingly, based on the recommendation of the Audit Committee, the Board of Directors has recommended the appointment of M/s Deloitte Haskins & Sells LLP, Chartered Accountants (Firm Registration No. 117366W/W100018), as the Statutory Auditors of the Company for a term of five consecutive years, commencing from the conclusion of the 42nd AGM up to the conclusion of the 47th AGM, subject to approval of the shareholders. Details relating to their appointment, including proposed remuneration for FY 2026–27, are set out in the Notice convening the 42nd AGM forming part of this Integrated Report.

M/s Deloitte Haskins & Sells LLP have confirmed their eligibility and that they satisfy the criteria prescribed under Section 141 of the Companies Act, 2013, and that their appointment, if approved, will be in accordance with the applicable provisions of the Act and the rules made thereunder. They have also confirmed that they have subjected themselves to the peer review process of the Institute of Chartered Accountants of India ("ICAI") and hold a valid certificate issued by the 'Peer Review Board of ICAI'.

Secretarial Auditor

Pursuant to the provisions of Section 204 of the Act and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and amended Regulation 24A of the SEBI Listing Regulations, members at the 41st AGM held on July 24, 2025, appointed M/s. Makarand M Joshi & Co. Company Secretaries (FRN: P2009MH007000), as the Secretarial Auditors of the Company, for a term of five consecutive years from April 1, 2025 to March 31, 2030.

In compliance with Regulation 24A of the SEBI Listing Regulations, the Annual Secretarial Compliance Report issued by the Secretarial Auditor was submitted to the Stock Exchanges within the statutory timelines. The Report of the Secretarial Auditor for FY26 is annexed herewith as **Annexure – III.**

Cost Auditor

Pursuant to Section 148(1) of the Act, read with the relevant Rules made thereunder, the Company maintains the cost records in respect of its 'pharmaceuticals' business.

On the recommendation of the Audit Committee, the Board has appointed M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) as Cost Auditor of the Company for FY2027 at a remuneration of ₹9,00,000 (Rupees Nine Lakhs only) plus reimbursement of out-of-pocket expenses at actuals and applicable taxes. M/s. Sagar & Associates have confirmed that they are free from disqualification specified under Section 141(3) and proviso to Section 148(3) read with Section 141(4) of the Act and that the appointment meets the requirements of the Act. They have further confirmed their independent status and an arm's length relationship with the Company.

The provisions of the Act also require that the remuneration of the Cost Auditors be ratified by the members and therefore, the same is recommended for approval of the members at the forthcoming 42nd AGM. As a matter of record, relevant Cost Audit Reports for FY2025 were filed with the Registrar of Companies on August 18, 2025, within the stipulated timeline. The Cost Audit Report for FY2026 will also be filed within the timeline.

Auditors' Qualifications, Reservations, Adverse Remarks or Disclaimers

There are no qualifications, reservations, adverse remarks or disclaimers by the Statutory Auditors in their report, by the Secretarial Auditor in the Secretarial Audit Report or by the Cost Auditor in the Cost Auditor Report. During the year, there were no instances of fraud reported by the Statutory Auditors under Section 143(12) of the Act, other than the instance reported to the Central Government.

Further, the Statutory Auditors have filed a report under sub-section (12) of section 143 of the Companies Act, 2013, in form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government relating to misappropriation of inventory (valued at Rs. ~ 1.96 Crore) which was not material to the financial statements.

Secretarial Standards

In terms of Section 118(10) of the Act, the Company complies with Secretarial Standards 1 and 2, relating to the 'Meetings of the Board of Directors' and 'General Meetings', respectively as issued by the Institute of Company Secretaries of India ("ICSI").

The Company has also voluntarily adopted the recommendatory Secretarial Standards 3 on 'Dividend'.

Significant/ Material Orders Passed by Courts/ Regulators/ Tribunals

During FY2026, there were no significant or material orders passed by the Courts or Regulators or Tribunals impacting the going concern status and operations of the Company in the future.

Prevention of Sexual Harassment of Women at Workplace

The Company has a Policy to ensure prevention, prohibition and redressal of sexual harassment at the workplace. It has an Apex Committee and an Internal Complaints Committee in compliance with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, which operate under a defined framework for complaints pertaining to sexual harassment at workplace. The same is available on the Company's website at https://www.drreddys.com/cms/sites/default/files/2025-07/POSH%20Policy.pdf

During the year under review, following is the status of complaints:

Particulars	Number
Number of complaints received during FY 2025–26	21
Number of complaints disposed of during the year	19
Number of cases pending for more than 90 days	1

Corporate Social Responsibility (CSR) Initiatives

As per Section 135 of the Act, the Company has a Board-level Committee namely, Sustainability and Corporate Social Responsibility (SCSR) Committee. As on March 31, 2026, the Committee consists of Dr. K P Krishnan (Chairman), Mr. Sanjiv Mehta, Mr. G V Prasad and Mr. K Satish Reddy.

Based on the recommendation of the SCSR Committee, the Board has adopted a Corporate Social Responsibility (CSR) Policy that provides guiding principles for selection,

implementation and monitoring of CSR activities and formulation of the annual action plan. During the year, the Committee monitored the CSR activities undertaken by the Company including the expenditure incurred thereon as well as implementation and adherence to the CSR policy. An impact assessment of the eligible projects has been carried by an independent agency and the report of such impact assessment was noted by the SCSR Committee and the Board. Details of the CSR Policy and initiatives taken by the Company during the year are available on the Company's website at https://www.drreddys.com/cms/sites/default/files/2025-07/CSR%20Policy.pdf. The report on CSR activities as well as executive summary of the impact assessment report are attached as **Annexure IV** to this Board's Report.

Environmental, Social and Governance (ESG)

We continue to prioritise social impact, delivering positive health outcomes for patients worldwide by enabling access to affordable and innovative medicines, fostering diversity, equity, and inclusion in our work environment, integrating environmental considerations into our operations, and ensuring responsible business practices.

In FY2026, we continued to make progress on our 12 stated ESG goals. During the year, Science Based Targets initiative (SBTi) has validated our targets which includes:

- **Near-term targets:** Reduce absolute Scope 1 and 2 GHG emissions by 80% by FY2030 from FY2023 base year. Reduce Scope 3 emissions by 51.6% per INR value added within the same timeframe
- **Long-term targets:** Reduce absolute Scope 1, 2 and 3 GHG emissions by 90% by FY2045 from FY 2023 base year.
- **Net-Zero:** Achieve net-zero greenhouse gas emissions across the value chain by FY2045.

To read more about the mitigation strategy for our updated material risks and opportunities, please refer to page 163 of our Business Responsibility and Sustainability Report forms part of the Integrated Annual Report. To read more about our ESG progress, programs, and impact, please refer to the Strategic Review section on Page 24 onwards of our Integrated Report.

Transfer of Unpaid and Unclaimed Amounts and Shares to the Investor Education and Protection Fund (IEPF)

Pursuant to the provisions of the Act, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, declared dividends which remained unpaid or unclaimed for a period of seven years have been transferred by the Company to the IEPF, which has been established by the Central Government.

The above Rules also mandate transfer of shares on which dividends are lying unpaid and unclaimed for a period of seven consecutive years to IEPF. The Company has issued individual notices to the members whose dividend is unclaimed and unpaid and advising them to claim their dividend. The details of transfer of unpaid and unclaimed amounts and shares to IEPF are given in the chapter on Additional Shareholders Information forming part of this Integrated Report.

Employees Stock Option Schemes

The Company has three employee stock option schemes namely, 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', and 'Dr. Reddy's Employees Stock Option Scheme, 2018' (the "Schemes").

The term of Dr. Reddy's Employees Stock Option Scheme, 2002 ended on January 28, 2022. However, the options already granted under the 2002 Scheme are eligible for exercise, in terms of the Scheme. There are no other changes in the said schemes during the year. The Schemes are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

The details of Company's stock option Schemes as required under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website at https://www.drreddys.com/investor#reports-and-filing#annual-report.

The Company's Secretarial Auditors, M/s. Makarand M. Joshi & Co., Company Secretaries, have certified that the Employee Stock Option Schemes of your Company have been implemented in accordance with the Regulations and the resolutions passed by the Members in this regard.

The details also form part of note 2.25. of the notes to accounts of the standalone financial statements.

Particulars of Employees

Disclosures pertaining to remuneration and other details as required under Section 197(12) of the Act, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, are attached as **Annexure – V** to this Board's Report.

In terms of Section 197(12) of the Act, read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a statement showing the names and other particulars of the employees drawing remuneration in excess of limits set out in the said rules forms part of the Integrated Annual Report.

Considering the provisions of Section 136 of the Act, the Integrated Annual Report, excluding the aforesaid information, is being sent to the members of the Company and others entitled thereto. The said information is available for inspection by the members at the registered office of the Company or through electronic mode, during business hours on working days up to the date of the forthcoming 42nd AGM. Any member interested in obtaining a copy thereof may write to the Company Secretary in this regard.

Conservation of Energy, Technology Absorption, Foreign Exchange Earnings and Outgo

Particulars as prescribed under Section 134(3)(m) of the Act, read with Rule 8(3) of the Companies (Accounts) Rules, 2014, are attached as **Annexure VI** to this Board's Report.

Annual Return

The Annual Return of the Company as on March 31, 2026, in terms of the provisions of Section 134(3)(a) of the Act, is available on the Company's website at https://www.drreddys.com/investor#reports-and-filing#annual-report

Other Statutory Disclosures

- **General Disclosure related to Compliance**

  The Board's Report has been prepared in accordance with Section 134 of the Companies Act, 2013 and the Companies (Accounts) Rules, 2014, as amended by the Companies (Accounts) Second Amendment Rules, 2025, effective July 14, 2025.

- **Compliance with the Maternity Benefit Act, 1961**

  The Company has complied with the provisions of the Maternity Benefit Act, 1961 and the rules made thereunder during the financial year under review.

- **Disclosure related to Insolvency and Bankruptcy**

  No application has been filed under the Insolvency and Bankruptcy Code. Consequently, the requirement to disclose any applications filed or proceedings pending under the Insolvency and Bankruptcy Code, 2016 during the year, along with their status at the close of the financial year, is not applicable.

- **Disclosure regarding one-time settlement**

  There was no instance of one-time settlement with any Bank or Financial Institution.

Acknowledgment

Your Directors place on record their sincere appreciation for the significant contribution made by your Company's employees through their dedication, hard work and commitment, as also for the trust reposed in your Company by the medical fraternity and patients. The Board of Directors also acknowledges the support extended by the analysts, bankers, Government of India and various countries and other government agencies, media, customers, business partners, members and investors at large.

The Board looks forward to your continued support in the Company's endeavor to accelerate access to innovative and affordable medicines, because "Good Health Can't Wait".

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 12, 2026

Annexure I

FORM AOC-1

(Statement pursuant to first proviso to sub-section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014)

Part " A " : SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

							As at 31 March 2026						For the year ended 31 March 2026					
Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of shareholding	Reporting currency	Exchange rate	Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Investments	Turnover	Net expense (total expense net of other income)	Profit / (loss) before taxation	Provision for taxation	Profit / (loss) after taxation	Proposed dividend
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	31-03-2026	26-09-2007	100%	MYR	23.55	16	49	3	68	68	-	52	50	1	-	1	-
2	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	31-03-2026	10-08-2001	100%	INR	1.00	1,876	7,138	2,195	11,209	11,209	8,587	2,213	2,473	(260)	(27)	(233)	-
3	Aurigene Pharmaceutical Services Limited	31-03-2026	16-09-2019	100%	INR	1.00	1,561	3,361	7,618	12,540	12,540	2,737	7,927	6,138	1,789	476	1,313	-
4	beta Institute gemeinnützige GmbH(3)	31-03-2026	15-02-2006	100%	EUR	109.00	6	(385)	1,452	1,073	1,073	-	1,230	1,491	(261)	-	(261)	-
5	betapharm Arzneimittel GmbH(3)	31-03-2026	15-02-2006	100%	EUR	109.00	60	308	16,122	16,490	16,490	-	14,341	14,234	107	-	107	-
6	Cheminor Investments Limited	31-03-2026	23-01-1990	100%	INR	1.00	1	4	-	5	5	3	-	(2)	2	1	1	-
7	DRL Impex Limited	31-03-2026	18-08-1986	100%	INR	1.00	760	(757)	5	8	8	-	-	(4)	4	1	3	-
8	Dr. Reddy's Bio-Sciences Limited	31-03-2026	09-07-2003	100%	INR	1.00	898	(599)	4	303	303	15	-	(9)	9	-	9	-
9	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	31-12-2025	19-08-2020	100%	RMB	13.61	148	163	72	383	383	-	330	308	22	1	21	-
10	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31-12-2025	06-07-2000	100%	BRL	18.17	818	(121)	2,990	3,687	3,687	-	5,419	5,122	297	105	192	-
11	Dr. Reddy's Formulations Limited	31-03-2026	11-03-2021	100%	INR	1.00	237	(153)	717	801	801	605	-	63	(63)	-	(63)	-
12	Dr. Reddy's Laboratories (Australia) Pty. Limited	31-03-2026	07-06-2006	100%	AUD	65.02	203	(172)	2,307	2,338	2,338	-	2,337	2,280	57	18	39	-
13	Dr. Reddy's Laboratories Canada, Inc.	31-03-2026	29-08-2013	100%	CAD	68.15	-	961	2,293	3,254	3,254	-	4,342	4,165	177	47	130	-
14	Dr. Reddy's Laboratories Chile SPA.	31-03-2026	16-06-2017	100%	CLP	0.10	140	(124)	624	640	640	-	620	650	(30)	(9)	(21)	-
15	Dr. Reddy's Laboratories (EU) Limited	31-03-2026	17-04-2002	100%	GBP	125.51	723	2,447	2,311	5,481	5,481	-	2,100	3,049	(949)	58	(1,007)	-

Part " A " : SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

							As at 31 March 2026						For the year ended 31 March 2026					
Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of shareholding	Reporting currency	Exchange rate	Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Investments	Turnover	Net expense (total expense net of other income)	Profit / (loss) before taxation	Provision for taxation	Profit / (loss) after taxation	Proposed dividend
16	Dr. Reddy's Laboratories Inc.(1)	31-03-2026	13-05-1992	100%	USD	94.84	580	26,501	46,041	73,122	73,122	1,017	108,475	102,975	5,500	486	5,014	-
17	Dr. Reddy's Laboratories Japan KK	31-03-2026	14-04-2015	100%	JPY	58.49	34	5	4	43	43	-	59	54	5	1	4	-
18	Dr. Reddy's Laboratories Kazakhstan LLP	31-12-2025	30-11-2016	100%	KZT	0.20	81	509	2,027	2,617	2,617	-	3,142	3,211	(69)	(3)	(66)	-
19	Dr. Reddy's Laboratories LLC, Ukraine	31-12-2025	11-05-2011	100%	UAH	2.17	219	727	723	1,669	1,669	-	3,008	2,876	132	23	109	-
20	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	31-12-2025	10-07-2017	100%	MYR	23.55	49	220	514	783	783	-	936	777	159	38	121	-
21	Dr. Reddy's Laboratories New York, LLC	31-03-2026	24-05-2011	100%	USD	94.84	-	(104)	212	108	108	-	3	1,361	(1,358)	-	(1,358)	-
22	Dr. Reddy's Laboratories Philippines Inc.	31-12-2025	09-05-2018	100%	PHP	1.56	31	(62)	104	73	73	-	28	68	(40)	(8)	(32)	-
23	Dr. Reddy's Laboratories (Proprietary) Limited	31-03-2026	13-06-2002	100%	ZAR	5.52	-	800	1,710	2,510	2,510	-	3,085	3,006	79	23	56	-
24	Dr. Reddy's Laboratories Romania Srl	31-12-2025	07-06-2010	100%	RON	21.17	24	2,115	2,470	4,609	4,609	-	4,152	3,690	462	10	452	-
25	Dr. Reddy's Laboratories SA	31-12-2025	16-04-2007	100%	USD	94.84	63,825	29,285	34,662	127,772	127,772	-	36,331	33,946	2,385	593	1,792	-
26	Dr. Reddy's Laboratories SAS	31-12-2025	04-11-2014	100%	COP	0.03	104	799	855	1,758	1,758	-	1,828	1,532	296	108	188	-
27	Dr. Reddy's Laboratories Taiwan Limited	31-12-2025	23-02-2018	100%	TWD	2.93	32	(1)	6	37	37	-	34	31	3	2	1	-
28	Dr. Reddy's Laboratories (Thailand) Limited	31-12-2025	13-06-2018	100%	THB	2.89	35	332	181	548	548	-	494	444	50	10	40	-
29	Dr. Reddy's Laboratories (UK) Limited	31-03-2026	29-11-2002	100%	GBP	125.51	-	7,759	3,308	11,067	11,067	-	10,693	9,443	1,250	19	1,231	-
30	Dr. Reddy's Laboratories (Vietnam) Company Limited(4)	31-12-2025	09-05-2025	100%	VND	0.36	44	(5)	4	43	43	-	-	7	(7)	-	(7)	-
31	Dr. Reddy's Netherlands B.V. (formerly Dr. Reddy's Research and Development B.V.)	31-03-2026	15-02-2013	100%	EUR	109.00	460	2,195	3,619	6,274	6,274	-	2,299	2,134	165	(231)	396	-

Part " A " : SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of shareholding	Reporting currency	Exchange rate	As at 31 March 2026: Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Investments	For the year ended 31 March 2026: Turnover	Net expense (total expense net of other income)	Profit / (loss) before taxation	Provision for taxation	Profit / (loss) after taxation	Proposed dividend
32	Dr. Reddy's Srl	31-12-2025	05-08-2008	100%	EUR	109.00	6	(552)	3,058	2,512	2,512	-	1,944	1,797	147	36	111	-
33	Dr. Reddy's New Zealand Limited.	31-03-2026	01-02-2008	100%	NZD	54.25	-	117	573	690	690	-	286	268	18	5	13	-
34	Idea2Enterprises (India) Pvt. Limited	31-03-2026	22-05-2010	100%	INR	1.00	25	1,542	1	1,568	1,568	25	-	(15)	15	5	10	-
35	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited) (5)	31-03-2026	22-02-2017	100%	INR	1.00	-	-	-	-	-	-	-	-	-	-	-	-
36	Industrias Quimicas Falcon de Mexico, S.A. de CV	31-12-2025	30-12-2005	100%	MXN	5.27	895	2,301	5,044	8,240	8,240	-	5,478	5,577	(99)	(29)	(70)	-
37	Kunshan Rotam Reddy Pharmaceutical Co. Limited(2)	31-12-2025	15-08-2001	51.33%	RMB	13.61	2,738	7,204	3,301	13,242	13,242	-	8,336	8,033	303	-	303	-
38	Lacock Holdings Limited	31-03-2026	15-12-2005	100%	EUR	109.00	1	461	1	463	463	-	-	2	(2)	-	(2)	-
39	Dr. Reddy's Laboratories LLC	31-12-2025	05-04-2003	100%	RUB	1.16	1,350	12,367	17,970	31,687	31,687	-	39,441	38,355	1,086	289	797	-
40	Promius Pharma LLC(1)	31-03-2026	14-02-2003	100%	USD	94.84	1,713	(1,702)	(11)	-	-	-	1	(5)	6	-	7	-
41	Reddy Holding GmbH(3)	31-03-2026	15-02-2006	100%	EUR	109.00	1	33,121	986	34,108	34,108	-	-	(3,003)	3,003	952	2,051	-
42	Reddy Netherlands B.V.	31-03-2026	20-02-1997	100%	EUR	109.00	19	(1,065)	3,950	2,904	2,904	-	-	60	(60)	-	(60)	-
43	Reddy Pharma Iberia SAU	31-12-2025	18-05-2006	100%	EUR	109.00	(147)	492	1,527	1,872	1,872	-	2,446	2,379	67	22	45	-
44	Reddy Pharma Italia S.R.L.	31-12-2025	13-10-2006	100%	EUR	109.00	257	(40)	1,655	1,872	1,872	-	-	3	(3)	-	(3)	-
45	Reddy Pharma SAS	31-12-2025	29-10-2015	100%	EUR	109.00	386	220	710	1,316	1,316	-	1,389	1,360	29	6	23	-
46	SVAAS Wellness Limited (6)	31-03-2026	08-07-2009	100%	INR	1.00	950	(1,133)	228	45	45	-	168	193	(25)	-	(25)	-
47	Nimbus Health GmbH	31-12-2025	24-02-2022	100%	EUR	109.00	2	(68)	878	812	812	-	1,234	1,187	47	-	47	-
48	Dr. Reddy's Laboratories Jamaica Limited	31-12-2025	25-09-2023	100%	JMD	0.59	254	91	575	920	920	-	1,009	1,002	7	6	1	-
49	Dr. Reddy's and Nestle Health Science Limited (Formerly, Dr. Reddy's Nutraceuticals Limited)	31-03-2026	14-03-2024	51%	INR	1.00	14,400	(7,219)	1,286	8,467	8,467	470	3,162	4,088	(926)	(211)	(715)	-
50	Northstar Switzerland SARL	31-12-2025	30-09-2024	100%	USD	94.84	(225)	68,414	10,155	78,344	78,344	-	11,967	9,955	2,012	300	1,712	-

Part " A " : SUBSIDIARIES

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. no.	Name of the subsidiary	Reporting period for the subsidiary	Date of incorporation/ acquisition	% of shareholding	Reporting currency	Exchange rate	As at 31 March 2026: Share capital	Reserves & surplus	Other liabilities	Total equity and liabilities	Total assets	Investments	For the year ended 31 March 2026: Turnover	Net expense (total expense net of other income)	Profit / (loss) before taxation	Provision for taxation	Profit / (loss) after taxation	Proposed dividend
51	North Star OpCo Limited	31-03-2026	30-09-2024	100%	GBP	125.51	-	632	1,015	1,647	1,647	-	1,052	656	396	48	348	-
52	North Star Sweden AB	31-03-2026	30-09-2024	100%	SEK	9.99	-	8	12	20	20	-	-	(1)	1	-	1	-
53	Dr Reddy's Denmark ApS	31-12-2025	04-10-2024	100%	DKK	14.59	-	15	3,042	3,057	3,057	-	4,743	4,695	48	8	40	-
54	Dr. Reddy's Finland Oy	31-03-2026	20-12-2024	100%	EUR	109.00	-	-	-	-	-	-	-	-	-	-	-	-
55	Kunshan Rotam Reddy Medical Company Limited(2)	31-03-2026	19-03-2020	51.33%	RMB	13.61	58	(731)	6,062	5,389	5,389	-	8,404	8,305	99	-	99	-

** Rounded off to neareast millions.*

(1) Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 17 - Dr. Reddy's Laboratories Inc.

(2) The investment has been accounted using equity method. Refer note 2.6 of consolidated financial statements.

(3) Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 43 - Reddy Holding GmbH.

(4) The company is incorporated on May 9, 2025.

(5) The company is dissolved w.e.f August 5, 2025.

(6) The company is divested w.e.f April 7, 2026.

Part "B": ASSOCIATES AND JOINT VENTURES

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Name of the Associate / Joint Venture	Latest audited balance sheet date	Date of Incorporation/ Acquisition	Shares of Associate/Joint Ventures held by the company on the year end			Net worth attributable to Shareholding as per latest audited Balance Sheet	Profit / loss for the year		Description of how there is a significant influence	Reason why the associate/ joint venture is not consolidated
				No.	Amount of investment in Associates/ Joint Venture	Extend of holding %		Considered in Consolidation	Not Considered in Consolidation		
1	DRES Energy Private Limited	31-03-2026	06-10-2015	8,580,000	86	26.00%	-	(1)	-	NA	NA
2	O2 Renewable Energy IX Private Limited(1)	31-03-2026	10-11-2023	13,649,600	55	26.00%	-	(20)	-	NA	NA
3	Clean Renewable Energy KK 2A Private Limited	31-03-2026	31-07-2024	2,025,299	21	26.99%	-	(3)	-	NA	NA

(1) The Company has also invested ₹ 7.28 million for subscribing 7,284 Compulsory Convertible Debentures of ₹1,000/- each on 10 November, 2023

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy
Chairman
(DIN:00129701)

G V Prasad
Co-Chairman & Managing Director
(DIN:00057433)

Place : Hyderabad
Date : May 12, 2026

Erez Israeli
Chief Executive Officer

M V Narasimham
Chief Financial Officer

K Randhir Singh
Company Secretary

Annexure - II

FORM AOC-2

(Pursuant to clause (h) of Section 134 (3) of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Disclosure of particulars of contracts/ arrangements entered into by the Company with related parties referred to in Section 188(1) of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1 DETAILS OF CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS NOT AT ARM'S LENGTH BASIS: NONE

a	Name(s) of the related party and nature of relationship	Not Applicable
b	Nature of contracts/ arrangements/ transactions	
c	Duration of contracts/ arrangements/ transactions	
d	Salient terms of the contracts / arrangements/ transactions including the value, if any	
e	Justification for entering into such contracts / arrangements/ transactions	
f	Date(s) of approval by the Board	
g	Amount paid as advances	
h	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188	

2 DETAILS OF MATERIAL CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS AT ARM'S LENGTH BASIS

a	Name(s) of the related party and nature of relationship	Dr. Reddy's Laboratories Inc., USA, wholly-owned Subsidiary	Dr. Reddy's Laboratories LLC, Russia, Wholly-owned Subsidiary.
b	Nature of contracts/ arrangements/ transactions	Transfer or receipt of products, goods, materials or services	
c	Duration of contracts/ arrangements/ transactions	Ongoing	
d	Salient terms of the contracts/ arrangements/ transactions including the value, if any	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 57,316 mn	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 33,651 mn
e	Date(s) of approval by the Board, if any	Not applicable. However, the transactions were approved by the Audit Committee	
f	Amount paid as advances, if any	-	-

For and on behalf of the Board of Directors

Place: Hyderabad
Date: May 12, 2026

K Satish Reddy
Chairman
DIN: 00129701

Annexure - III

FORM NO. MR.3

SECRETARIAL AUDIT REPORT

for the Financial Year ended March 31, 2026

[Pursuant to section 204(1) of the Companies Act, 2013 and rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500034, Telangana

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Dr. Reddy's Laboratories Limited** (hereinafter called 'the Company'). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

Auditor's Responsibility:

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by the Institute of Company Secretaries of India. The Auditing Standards requires that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2026 (hereinafter called the 'Audit Period') complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanism in place to the extent, in the manner and reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2026 according to the provisions of:

(i) The Companies Act, 2013 ('the Act') and the rules made there under;

(ii) The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made there under;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings; (External Commercial Borrowings are not applicable to the Company during the Audit Period)

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'): -

(a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

(c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; (Not Applicable to the Company during the Audit period)

(d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

(e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; (Not Applicable to the Company during the Audit period)

(f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 and Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 2025 regarding the Companies Act and dealing with client;

(g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; (Not Applicable to the Company during the Audit period) and

(h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018; (Not Applicable to the company during the Audit period)

We have also examined compliance with the applicable clauses of the following:

i. Secretarial Standards issued by the Institute of Company Secretaries of India.

ii. The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder. ('Listing Regulations')

During the audit period the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. as mentioned above.

We further report that, having regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has complied with the following law applicable specifically to the Company:

a) The Drugs and Cosmetics Act, 1940 and Rules made thereunder;

b) Drugs (Prices Control) Order, 2013 and Notifications made thereunder and;

c) The Narcotics Drugs and Psychotropic Substances Act, 1985.

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive, Non-Executive Directors and Independent Directors. There were no changes that took place in the composition of the Board of Directors other than re-appointment of Managing Director that has carried out in compliance with the provision of the Act and Listing Regulations.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days (except in one instance where meeting of the board is convened at a shorter notice for which necessary approvals obtained as per applicable provisions), and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

We further report that there are systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that during the audit period, the Company has:

Received an order from the Hon'ble National Company Law Tribunal, Hyderabad Bench, dated August 5, 2025, approving the voluntary liquidation of Imperial Owners and Land Possessions Private Limited (formerly known as Imperial Credit Private Limited), a wholly owned subsidiary of the Company.

Issued and allotted 2,01,605 equity shares pursuant to exercise of options under Dr. Reddy's Employee Stock Options Scheme, 2002 and Dr. Reddy's Employee ADR Stock Options Scheme, 2007.

For Makarand M. Joshi & Co.
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6832/2025

Makarand M. Joshi
Partner
FCS: 5533
CP No.: 3662
UDIN: F005533H000342045

Date: May 12, 2026
Place: Mumbai

This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

'Annexure A'

To,
The Members,
Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500034, Telangana

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the company. Our responsibility is to express an opinion on these secretarial records based on our audit.

2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the Secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion.

3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.

4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.

5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.

6. The Secretarial Audit report is neither an assurance as to the future viability of the company nor of the efficacy or effectiveness with which the management has conducted the affairs of the company.

For **Makarand M. Joshi & Co.**
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6832/2025

Makarand M. Joshi
Partner
FCS: 5533
CP No.: 3662
UDIN: F005533H000342045

Date: May 12, 2026
Place: Mumbai

Annexure - IV

ANNUAL REPORT ON CSR ACTIVITIES FOR THE FINANCIAL YEAR ENDED MARCH 31, 2026

1 BRIEF OUTLINE ON CSR POLICY OF THE COMPANY

At Dr. Reddy's all our activities are guided by our purpose and belief "We accelerate access to affordable and innovative medicines because Good Health Can't Wait." Our business is based on a foundation of having immense respect for people and the planet. Our contribution to societal change embodies our values. We will continue to catalyse replicable, sustainable and innovative actions for social change. We believe in contributing to a sustainable community development and facilitating our efforts towards creating shared value.

2 COMPOSITION OF SUSTAINABILITY AND CORPORTAE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE

SL. NO.	NAME OF THE DIRECTOR	DESIGNATION/NATURE OF DIRECTORSHIP	NUMBER OF MEETINGS OF SCSR COMMITTEE HELD DURING THE YEAR/ TENURE	NUMBER OF MEETINGS OF SCSR COMMITTEE ATTENDED DURING THE YEAR
1	Dr. K P Krishnan	Independent Director, Chairman of the Committee	5	5
2	Mr. G V Prasad	Co-Chairman and Managing Director, Member of the Committee	5	5
3	Mr. K Satish Reddy	Chairman, Member of the Committee	5	5
4	Mr. Sanjiv Mehta	Independent Director, Member of the Committee	5	5

3 THE WEB-LINK WHERE COMPOSITION OF SCSR COMMITTEE, CSR POLICY AND CSR PROJECTS APPROVED BY THE BOARD AND DISCLOSED ON THE WEBSITE OF THE COMPANY

a) Composition of SCSR Committee - https://www.drreddys.com/investor#governance#committees-of-the-board

b) CSR Policy - https://www.drreddys.com/cms/cms/sites/default/files/2025-05/CSR%20Policy.pdf

c) CSR Projects - https://www.drreddys.com/our-people-and-our-citizenship/sustainability/annual-action-plan

4 DETAILS OF IMPACT ASSESSMENT OF CSR PROJECTS CARRIED OUT IN PURSUANCE OF SUB-RULE (3) OF RULE 8 OF THE COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014

The Company has engaged an independent agency, Price Waterhouse Chartered Accountants LLP, to carry out the impact assessment of eligible CSR projects undertaken in FY2024-25, including applicable ongoing project. The report of such impact assessment was noted by the SCSR Committee as well as the Board. The executive summary of the impact assessment report is attached as **Annexure IV(a)** with this Report and the detailed impact assessment report is available on the Company's website at https://www.drreddys.com/cms/sites/default/files/media-library/FY27PWCALLP_DRLIAReport.pdf

5.	(a)	Average net profit of the Company as per Sub-section (5) of Section 135 of the Companies Act, 2013 ("Act") (₹)	55,65,79,72,839
	(b)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act (₹)	1,11,31,59,457
	(c)	Surplus arising out of the CSR Projects or Programmes or activities of the previous financial years	Not Applicable
	(d)	Amount required to be set off for the financial year, if any	Not Applicable
	(e)	Total CSR Obligation for the financial year[(b)+(c)-(d)] (₹)	1,11,31,59,457

6.	(a)	Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project) (₹)	1,10,79,18,568
	(b)	Amount spent in Administrative Overheads(₹)	35,10,354
	(c)	Amount spent on Impact Assessment, if applicable(₹)	27,30,535
	(d)	Total amount spent for the financial year[(a)+(b)+(c)] (₹)	1,11,41,59,457

(e) CSR AMOUNT SPENT OR UNSPENT FOR THE FINANCIAL YEAR

TOTAL AMOUNT SPENT FOR THE FINANCIAL YEAR (₹)	AMOUNT UNSPENT (IN ₹)				
	TOTAL AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT AS PER SUB-SECTION (6) OF SECTION 135		AMOUNT TRANSFERRED TO ANY FUND SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135		
	AMOUNT(₹)	DATE OF TRANSFER	NAME OF THE FUND	AMOUNT(₹)	DATE OF TRANSFER
1,11,41,59,457	12,31,64,875	22-04-2026	Not Applicable		

(f) EXCESS AMOUNT FOR SET - OFF, IF ANY:

SL. NO.	PARTICULAR	AMOUNT(₹)
1	2	3
(i)	Two percent of average net profit of the Company as per Sub-section (5) of Section 135 of the Act	1,11,31,59,457
(ii)	Total amount spent for the financial year(₹)	1,11,41,59,457
(iii)	Excess amount spent for the Financial year [(ii) – (i)] (₹)	10,00,000
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	Not Applicable
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)] (₹)	10,00,000

7 DETAILS OF UNSPENT CORPORATE SOCIAL RESPONSIBILITY AMOUNT FOR THE PRECEDING THREE FINANCIAL YEARS

SL. NO	PRECEDING FINANCIAL YEARS	AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT UNDER SUB SECTION (6) OF THE SECTION 135 OF THE ACT (₹)	BALANCE AMOUNT IN UNSPENT CSR ACCOUNT UNDER SUB-SECTION (6) OF THE SECTION 135 OF THE ACT (₹)	AMOUNT SPENT IN THE FINANCIAL YEAR	AMOUNT TRANSFERRED TO A FUND AS SPECIFIED UNDER SCHEDULE VII AS PER SECOND PROVISO TO SUB-SECTION (5) OF SECTION 135, OF THE ACT, IF ANY		AMOUNT REMAINING TO BE SPENT IN SUCCEDING FINANCIAL YEARS	DEFICIENCY, IF ANY
					AMOUNT (₹)	DATE OF TRANSFER		
1	FY2023	9,02,29,694	0	0	NA	NA	0	NA
2	FY2024	NA	NA	NA	NA	NA	NA	NA
3	FY2025	5,00,88,370	5,00,88,370	5,00,88,370	NA	NA	0	NA

8 WHETHER ANY CAPITAL ASSETS HAVE BEEN CREATED OR ACQUIRED THROUGH CORPORATE SOCIAL RESPONSIBILITY AMOUNT SPENT IN THE FINANCIAL YEAR:

Yes

SL. NO	SHORT PARTICULARS OF THE PROPERTY OR ASSET(s) INCLUDING COMPLETE ADDRESS AND LOCATION OF THE PROPERTY]	PINCODE OF THE PROPERTY OR ASSET(s)	DATE OF CREATION	AMOUNT OF CSR AMOUNT SPENT (IN ₹)	DETAILS OF ENTITY/ AUTHORITY/ BENEFICIARY OF THE REGISTERED OWNER		
1	2	3	4	5	6		
					CSR Registration Number, if applicable	Name	Registered address
1	Land for skilling institute at Gujarat* Address: Survey No. 1054 Area 3-31-84 Ha of Aarey-Amali Land, Part-61-84 , Moje, Sanathal, Taluka: Sanand, District: Ahmedabad	382210	04-11-2025	4,74,88,370	CSR00076748	Foundation for Pharmaceutical Academy for Global Excellence (PAGE)	A-205, Sangam Building, 14B, S V Road, Santacruz (West), Mumbai - 400054

** In FY 2024–25, Dr. Reddy's Laboratories Limited and other Member Companies of the Indian Pharmaceutical Alliance (IPA) collaborated to establish a skilling institute for the purpose of developing talent for pharmaceutical industry through Foundation for Pharmaceutical Academy for Global Excellence (PAGE), a not-for-profit company set up by IPA member companies, at a total estimated cost of approximately INR 200 crores. The participating members including Dr. Reddy's will contribute the cost of the project. This was a spend as part of the Ongoing Projects FY25*

9 SPECIFY THE REASON(S), IF THE COMPANY HAS FAILED TO SPEND TWO PERCENT OF THE AVERAGE NET PROFIT AS PER SUB-SECTION (5) OF SECTION 135 OF THE ACT

Not applicable.

Place: Hyderabad
Date: May 12, 2026

G V Prasad
Co-Chairman and Managing Director
DIN: 00057433

Dr. K P Krishnan
Chairman of SCSR Committee
DIN: 01099097

Annexure - IV A

Dr Reddy's Executive Summary

In terms of the Companies Act, 2013, as amended, every company having average CSR obligation of ten crore rupees or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, for their CSR projects having outlays of one crore rupees or more, and which have been completed not less than one year before undertaking the impact study. In line with the above requirement, Dr. Reddy's Laboratories Limited has engaged Price Waterhouse Chartered Accountants LLP to undertake Impact Assessment for eligible CSR Projects completed during FY2025.

FY2025 Out of the CSR spend of ₹77.45Crores, CSR projects of ₹65.68crores, were eligible for impact assessment. In addition, eligible ongoing projects from FY23 were covered under the Impact Assessment study. The following is the summary of the impact assessment report of the eligible CSR Projects:

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Education	Kallam Anji Reddy Vidyalaya (KARV)	Dr. Reddy's Foundation	Quality education to children from rom low-income households	Promoting education	8.5	**Activities and Outputs:** • KARV achieved 2,264 student strength for the academic year 2024 – 25 **Key Findings:** • Enabled affordable access to quality education for low-income households • Enhanced learning environment through quality teaching and infrastructure
Education	Kallam Anji Reddy Vocational Junior College (KARVJC)	Dr. Reddy's Foundation	Provided structured vocational training programmes offering technical courses, practical training, and industry exposure to students from economically disadvantaged families	Promoting education and vocational skills among children		**Activities and Outputs:** • Enable quality vocation training and bridge courses to 827 students from low-income families. **Key Findings:** • Ensured Quality learning infrastructure and practical training environment • Enhanced income generation and personal empowerment: Strengthened employability through practical exposure, with 98% participation in On the Job Training (OJT) and improvements in confidence (88%) and workplace readiness (85%)

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Education	School Improvement Programme (SIP) in government schools	Dr. Reddy's Foundation	Strengthen government schools by improving learning outcomes and creating a safe, supportive environment for holistic student development. The project focuses on building strong Foundational Literacy, Numeracy (FLN) and English skills, promoting health and WASH awareness, and upgrading essential school infrastructure to enhance the overall quality of education.	Promoting education	4.05	**Activities and Outputs:** • Initiated FLN & EL intervention in 100 government schools, leading to a significant change in learning outcomes • Promote WASH and Nutrition through health clubs in 100 schools **Key Findings:** • Strengthened Foundational Literacy and English Proficiency: Achieved near-universal literacy outcomes, with 100% word and letter recognition and 98% reading fluency and comprehension. • Mathematical Foundations and Numerical Competency: Strong numeracy skills, with 96–98% accuracy across core arithmetic operations & word problems. • Enhanced Student Engagement and Holistic Learning Development: Strengthened learning ownership and motivation, with 100% valuing education and 95% demonstrating critical-thinking application. Improved resilience and independence, as 95% managed academic stress effectively and 74% attempted complex tasks independently. • Enabled sustained hygiene and health improvements through behavioral change, sanitation adoption, and safe drinking water access through student leadership and peer learning by forming School Health Clubs.
Education	Dr. K Anji Reddy's CAN-DO ETR	Ignite Life Science Foundation (ILSF)	Supports the quest for scientific excellence through funding Early stage transition research in India	Education	1.00	**Activities and Outputs:** • Identify and nurture healthcare innovation opportunities that may otherwise lie dormant within the Indian academic ecosystem • Encourage and establish a culture of innovation within Indian academia, so that individual investigators become proactive drivers of their ideas to direct solution to healthcare needs **Key Findings:** • Enduring mentorship and expert guidance was provided • Greater exposure and collaboration with scientists • The grant was Critical financial support for innovative scientific development

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Education	Kasturba Gandhi Balika Vidyalaya	Dr. Reddy's Foundation	Support provision of safe and structured residential education for girls from rural and underserved communities by strengthening school infrastructure and enabling access to secondary education.	Promoting education	2.4	**Activities and Outputs:** • Safe and structured residential education for girls. The school was provided with proper sanitation and water access and Enabled hygienic food preparation. **Key Findings:** • Enabled access to safe residential secondary education for girls from rural areas. • Reduced dropout and early marriage risks by enabling continued education in a safe and accessible environment.
Livelihood	Youth Skilling	Dr. Reddy's Foundation	Skilling & Employability Program for Youth	Livelihood enhancement projects	9.7	**Activities and Outputs:** • 2,159 youth incepted and attended training as per plan. • Provided industry-aligned, high-quality employability training to unemployed 2159 youth from low-income families, ensuring measurable skill development, certified delivery standards, and aspirational job placements that lead to sustainable livelihoods and economic growth **Key Findings:** • Strengthened Economic Position and Improved Socio-Economic status to enhance living standards: Post-training, 100% of participants secured jobs, with average monthly earnings of ₹21,985 (90-day cohort) and ₹14,153 (60-day cohort), marking a major shift from low or irregular pre-programme incomes. Earnings continued to rise after placement by 13% for the 90-day cohort (to ₹24,985) and 18% for the 60-day cohort (to ₹16,753) showing that income growth extends beyond initial employment. • Development of a Skilled and Certified Workforce that Enabled sustainable Livelihoods: 100% of respondents remain employed post-training; while 70% stayed in their initial roles, 30% successfully moved to better jobs within the same roles, showing the programme builds transferable capabilities that support long-term employment and income growth

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Livelihood	Persons With Disability Skilling	Dr. Reddy's Foundation	Skilling & Employability Program to mainstream Persons with Disabilities	Promoting employment-enhancing vocational skills, especially among the differently abled	6.77	**Activities and Outputs:** • 1352 youth incepted and attending training on Core Employability skills and Entrepreneurial skills for youth with locomotor, visual, speech and hearing impairment. **Key Findings:** • Strengthened PwD Employability Skills and Confidence Leading to Sustainable Livelihoods with Elevated Socio-Economic Status - The programme significantly strengthened job-ready skills (70%) and job attainment (75%) • Enabling candidates to expand or create their own small enterprise
Livelihood	Healthcare Skilling	Dr. Reddy's Foundation	Healthcare Skilling & Employability Program for women from low-income families	Livelihood enhancement projects	4.5	**Activities and Outputs:** • 730 youth incepted and 690 youth completed training to be Homecare General Duty Assistants. **Key Findings:** • The programme effectively bridged the gap between skilling and employment, leading to successful placements in hospitals and homecare settings • 85% of trainees showing measurable skill gains, 98% confirming the training met expectations, and 100% securing employment • The project delivered strong livelihood outcomes, increasing employment from 3% pre-training to 94% post-certification
Livelihood	Making Integrated Transformation through Resourceful Agriculture (MITRA)	Dr. Reddy's Foundation	Agriculture Skilling for Farmers	Livelihood enhancement	4.5	**Activities and Outputs:** • Delivered impactful, scalable and sustainable Agri-extension delivery platform to empower 60564 small and marginal farmers **Key Findings:** • Consistent Yield and Income Gains Across All Crop Interventions in addition to Significant Cost and Time Savings: Yields improved across all crops under the interventions (12%-56%). Net profits increased across all interventions (23%-53%). • Adoption Intent and Behavioural Change Signal Sustainability: 74% of trainees began cultivation immediately and 78% reported regular income, despite 76% having no prior exposure to mushroom farming.

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Health	Community Health Intervention Programme	NICE Foundation	Primary health care services for rural population	Promoting health care, including preventive health	1.84	**Activities and outputs:** • Extended doorstep primary medical care to 158 villages, catering to a population of 200965 offering screenings, diagnosis, treatment, follow-ups, referrals, Home based care, Awareness etc. **Key Findings:** • Improved health practices among community members and Increased knowledge about health and wellbeing • Regular and predictable health care services and good convergence contributing to universal health coverage
Health	Improving Services by Strengthening Health Infrastructure in Hospitals	Dr Reddy's Foundation	Infrastructure and Diagnostic support for healthcare	Promoting health care, including preventive health	7.40	**Activities and outputs:** The upgradation work involved essential diagnostic, pharmacy management, labour room upgradation, staff training and capacity building, efficient patient management using technology and overall infrastructure upgradation to improve healthcare access **Key Findings:** • Enhanced Diagnostic & Clinical Capacity • Strengthened Maternal & Child Care Services through Improved labour rooms and maternity wards • Improved Patient Experience and Reduced Financial Burden through Local access to diagnostics • System Readiness and Emergency Care through life-saving stabilization and care
Health	Integration of Evidence Based Nutrition	Ahimsa Trust	Training and awareness building, academic collaboration and resource development on evidence based plant-based nutrition.	Promoting health care	1.00	**Activities and Outputs** • Train doctors from various specialties and based in different parts of the country and equip them with the skillset to actively advocate for evidence-based nutrition as the primary line of health management and thus facilitate a more sustainable and equitable healthcare system. **Key Findings:** • Equipped physicians to understand the role of nutrition and secured buy-in • Developed credible content and expert speakers to facilitate event

THEME	PROJECTS	IMPLEMENTING AGENCY	ACTIVITIES	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (in Cr.)	IMPACT ASSESSMENT SUMMARY
Environment	Action for Climate and Environment (ACE)	Dr. Reddy's Foundation	Deploying various strategies for climate-proofing the livelihoods of small and marginal farmers to adopt climate-friendly technologies and farming practices	Ensuring environmental sustainability, agroforestry, and maintaining the quality of soil, air and water	16.40	**Activities and Outputs:** • A total of 72,002 acres have been shifted from TPR to DSR • A total of 1,20,524 acres have been shifted from Traditional Farming (TF) to Zero Tillage • 680,924 tCO2 carbon equivalent reduced through regenerative agriculture practices • 7.83Cr. kilolitres of water saved across all locations under DSR & ZT • 1,937 acres have been executed under agroforestry. • 2500 soil health cards have been generated and distributed **Outcomes:** • Reduce the environmental footprint of agriculture by promoting climate-smart and regenerative farming practices • Improved Farm Economics and Resource Efficiency • Ecosystem Restoration and Biodiversity-Led Resilience • Strengthened Farmer Capacity and Sustained Adoption through Structured training, demonstrations, and advisory support

Annexure - V

INFORMATION IN TERMS OF SECTION 197(12) OF THE COMPANIES ACT, 2013, READ WITH RULE 5(1) OF THE COMPANIES (APPOINTMENT AND REMUNERATION OF MANAGERIAL PERSONNEL) RULES, 2014

(i) Ratio of the remuneration of each director to the median remuneration of the employees of the company and the percentage increase/ (decrease) in remuneration of each Director, Chief Executive Officer, Chief Financial Officer, and Company Secretary, for FY2026:

Name	Designation	Ratio of remuneration of each Director to the median remuneration of employees	% increase/ decrease in remuneration during FY2026
Mr. Satish Reddy[1]	Chairman	128.62	(14.87)
Mr. G V Prasad[1]	Co-Chairman and Managing Director	202.12	(16.02)
Mr. Leo Puri[2]	Lead Independent Director	28.90	12.30
Ms. Shikha Sharma	Independent Director	21.03	10.76
Dr. K P Krishnan	Independent Director	22.24	10.76
Ms. Penny Wan[2]	Independent Director	26.48	10.76
Mr. Arun M Kumar[2]	Independent Director	28.30	15.72
Dr. Claudio Albrecht[2]	Independent Director	25.87	10.76
Dr. Alpna Seth[2]	Independent Director	25.27	10.76
Mr. Sanjiv Mehta	Independent Director	22.24	11.77
Mr. Erez Israeli[3]	Chief Executive Officer	Not Applicable	5.60
Mr. M V Narasimham[3]	Chief Financial Officer	Not Applicable	9.80
Mr. K Randhir Singh[3]	Company Secretary, Compliance Officer and Head-CSR	Not Applicable	14.00

Note:

[1] Includes salary, commission and perquisites. They do not receive any amount as remuneration from any subsidiary company.

[2] Independent Director resident outside India are entitled to get overseas travel compensation for travelling for Board Meetings within the overall commission approved by the shareholders.

[3] Includes fixed pay, actual variable pay, fuel & maintenance on actuals.

(ii) The median remuneration of employees increased by 8% in FY2026.

(iii) The number of permanent employees on the rolls of the Company as on March 31, 2026, is 27,535.

(iv) Average percentage increase in the salaries of employees other than KMP for FY2026, was 8.79% as compared to FY2025. There was a decrease of 0.30% in the total remuneration of Executive Directors and KMP for FY2026 on account of computation of remuneration, on accrual basis to Executive Directors and on actual basis for KMP. The remuneration calculated does not include perquisites on account of employee stock options.

(v) It is affirmed that the remuneration for FY2026 is as per the Remuneration Policy of the Company.

For and on behalf of the Board of Directors

Place: Hyderabad
Date: May 12, 2026

K Satish Reddy
Chairman
DIN: 00129701

Annexure - VI

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

A. CONSERVATION OF ENERGY

I. MAJOR CATEGORIES OF ENERGY PROJECTS ARE:

1. Installation of Innovative technology:

At FTO-11 plant HHO (Oxy-Hydrogen gas) project was implemented, where Oxy-Hydrogen gas was sent along with forced draft into the boiler for improvement of the boiler SFR (Steam to fuel ratio) from 4.4 to 4.8 to reduce the fuel consumption by 5-8%

2. Optimization of designs and operational efficiencies:

- Replaced all age-old air compressors of specific power consumption of 0.18 to 0.2 KW/CFM) with new Centrifugal Air Compressors of specific power consumption of 0.14 KW/CFM at CTO-6 plant. This project saved 0.93 Mn KWH / year
- Improved specific energy consumption from 0.84 KW/TR to 0.70 KW/TR at FTO-7 plant by implementing the utility JH for 1200 TR chiller, which saved 0.86 Mn KWH.
- FTO-7&9 plant steam condensate recovery improved from 70% to 90%.
- Installation of 608 KW Heat pump for both hot water and chilled water generation purpose, which resulted in reduction of 4000 Tons/year steam consumption for hot water generation at FTO-11 plant
- Installation of IE-3 motors in place of low energy efficient utility motors at CTO-6 plant. This project saved 0.16 Mn KWH/ year
- Installation of Energy efficient chillers (0.60 KW/Tr) in place of old high specific energy consuming (0.84 KW/TR) chillers at CTO-3, which saved 0.1 Mn KWH
- Boiler fuel switching from coal to Rice husk at CTO-5 plant.
- Apart from above major ideas, 167 energy conservation ideas were implemented in FY 2026 to save 12.68 Mn KWH of power and 12,874 Tons of steam.

II. STEPS TAKEN BY THE COMPANY FOR UTILIZING ALTERNATIVE SOURCES OF ENERGY

- Currently we have rooftop solar capacities of 6 MW, third party PPA's (solar & hydel) 59 MW, 22 MW solar plant through Joint venture company which meets around 40% of Company global power requirement.
- 21.4 MW Round the clock solar & wind (solar: 23 MW, Wind: 40.5 MW) hybrid ISTS renewable power project commissioned through JV company for supplying 140 Mn KWH /Year which helps to reduce 97,324 Tons of scope-2 emissions.
- Last boiler fuel switching from coal to biomass fuel completed at CTO-5 plant. This project helps to reduce 40,000 Tons of scope-1 emissions. With these all-primary boilers are operating with Biomass / Natural gas fuels, which will set clear path for Net-Zero goal.

III. THE CAPITAL INVESTMENT ON ENERGY CONSERVATION EQUIPMENT'S & PROJECTS:

- During the year, the Company has implemented energy conservation projects across its various business units and accrued savings of approximately ₹360 Mn against an investment of ₹659 Mn which includes ₹359 Mn investment in joint venture for solar & wind hybrid power supply.
- With the above energy saving projects implementation, we have reduced 10,847 tons of CO_2 emissions during the year.
- Proposal in pipeline to invest ₹337 Mn for sourcing 20 MW (122 million KWH) renewable power through a hybrid project of wind and solar through ISTS under group captive mode.

B. TECHNOLOGY ABSORPTION

(i)	Efforts made towards technology absorption	The Company has a full-fledged R&D division continuously engaged in research on new products and process improvement on existing products as part of continuous improvement in and outside India. As a part of technology absorption and adoption, once technology is developed for a product, it is tested in a pilot plant and thereafter commercial production is performed. Innovation is embarked by an incremental approach towards cost, time, quality and complex product development by adopting cutting edge technology and our philosophy is to continuously upgrade the technology. **AI in R&D:** At R&D, we are examining the entire value chain and selecting critical use-cases that have a significant impact on unlocking value. This value is manifested through timely product launches achieved by leveraging data science and digital technologies. We are harnessing the power of digital in API (active pharmaceutical ingredients)by generating pre-determined synthetic routes, in formulations by leveraging digital tech pack that include Gen AI based development strategy note, drug excipient compatibility, Insilco experimentation, nitrosamine risk prediction and accelerated stability prediction to fast-track formulation drug development, with high accuracy on product quality. We are working heavily in the space of digital led peptide synthesis, scale ups and immunogenicity risk mitigation, using home grown digital applications. **Advance Characterization Capability**: Advance Analytical Characterization capability has been established using hyphenated analytical equipment's to study various physicochemical properties of drug substance and drug product, de-formulating the reference product that aid in bringing the drug much faster to the market. **Green Chemistry**: We developed in-house capability to develop and implement the set of green chemistry principles and practices that aim to design chemical processes and products that minimize the use and generation of hazardous substances. By adopting green chemistry technologies, we could reduce our environmental footprint and improve sustainability, while also potentially reducing costs and improving efficiency. **Continuous Manufacturing (CM):** We commissioned a state-of-the-art Continuous Manufacturing (CM) facility for APIs and a first API, was successfully validated and filed from this platform. This milestone received recognition from the **USFDA Emerging Technology Team (ETT).** **Molecular modelling and PAT capabilities:** We institutionalized advanced process and molecular modelling tools to enable right-first-time scale-up, reduce development timelines and enhance efficiency, particularly for complex formulations. Additionally, we also enhanced our **Process Analytical Technology (PAT)** capabilities through wider deployment of advanced analytical tools across development and manufacturing. These technologies supported improved process understanding, reduced quality control burden and evaluation of real-time control strategies for critical unit operations. In addition, selective separation and purification technologies were implemented to improve yield, quality and process robustness, with successful scale-up achieved for identified products.
(ii)	Benefits derived like product improvement, cost reduction, product development or import substitution	The adoption of advanced technologies and robust scientific principles enabled the development of complex generic products at the desired cost with enhanced quality, while strengthening in-house capabilities and scientific understanding to support faster, on-time regulatory approvals and a more efficient overall system.
(iii)	In case of imported technology (imported during the last three years reckoned from the beginning of the financial year) – a. Details of technology imported b. Year of import c. Whether the technology been fully absorbed If not fully absorbed, areas where absorption has not taken place, and the reasons therefore.	No imported technology

(iv) **Expenditure incurred of R&D**

	FY2026	FY2025
Capital (₹ in mn)	785	1,404
Recurring* (₹ in mn)	20,785	24,167
Total (₹ in mn)	21,570	25,571
Total R&D expenditure as a % of total turnover	**10.51%**	**11.06%**

** Excluding depreciation and amortization*

C. FOREIGN EXCHANGE EARNINGS & OUTGO

Foreign exchange earned in terms of actual inflows and foreign exchange outgo in terms of actual outflows during the year:

Particulars	FY2026
Foreign Exchange earned in terms of actual inflows (₹ in mn)	146,702
Foreign Exchange outgo in terms of actual outflows (₹ in mn)	63,520

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN:00129701

Place: Hyderabad
Date: May 12, 2026



BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT FY2025-26

KEY HIGHLIGHTS OF BRSR FY2025-26

Principle 1

Conduct and govern with integrity, and in a manner that is ethical, transparent and accountable

a. 80.1% of our employees and 75.9% workers received periodic training on ethical conduct, aspects of human rights, skilling and wellbeing, and ESG goals and matters.

b. No disciplinary action against Directors/KMPs/Employees/ Workers by any law enforcement agencies for charges of bribery/corruption

c. No cases of fines, penalties, fees, or settlement amount paid in proceedings (by the entity or by directors/KMPs) with regulators, law enforcement agencies, or judicial institutions

Principle 2

Provide goods and services in a manner that is sustainable and safe

a. We conducted Life Cycle Assessment for 8 products (5 API's, 3 formulations for Cradle-to-gate) and these have no significant social or environmental risks

b. 100% of our inputs are sourced from suppliers who abide by our Third Party Code of Conduct

c. 98% of our global waste is diverted from landfill to recycling / co-processing / reuse

d. 92% of cold boxes are reused at CFA or stockist level

Principle 3

Respect and promote the wellbeing of all employees, including those in value chains

a. Permanent employees and workers are covered under health and accident insurance, and maternity and paternity benefits

b. 91.9 % return to work rate and 90.5 % retention rate for our permanent employees post parental leave

c. 97% employees and 77.5 % workers were provided skill upgradation training

d. 72.4% employees and 59.6 % workers were provided health and safety measures training

e. 96.7% of employees and 98.9% of workers have undergone performance and career development reviews

f. Combined LTIFR per one mn-person hours worked is 0.04

Principle 4

Respect the interests of and be responsive to all its stakeholders

a. Comprehensive stakeholder engagement including a new double materiality assessment to understand their impact and financial materiality and stakeholder expectations to inform our ESG strategy

b. Evolved process for considering feedback of the stakeholders on economic, environment and social topics by the Board

c. Evolved process for engagement and support of the vulnerable and marginalised stakeholders group

Principle 5

Respect and promote human rights

a. 76.2 % of employees were given training on human rights

b. 100% of our employees and permanent workers are paid more than the minimum wage

c. Median remuneration of male and female employees was ₹ 0.7 million and ₹ 0.88 million respectively

d. 100% of plant or offices were assessed for human rights issues

Principle 6

Respect and make efforts to protect and restore the environment

a. 50% absolute reduction in scope 1&2 emissions from baseline year 2023

b. 78% of electricity consumption through renewable power

c. 90,249 KL of harvested rainwater consumed

d. 7.7 % decrease in reported Scope 3 emissions from previous financial year

Principle 7

Influencing public and regulatory policy, in a responsible and transparent manner

a. Associated with eight trade and industry chambers/ associations to foster dialogue on key policy issues

b. Advocated on regulatory changes regulatory changes, R&D and intellectual property protection, access and affordability, and counterfeit drugs

c. No adverse order/action from regulatory authorities on anti-competitive conduct

Principle 8

Promote inclusive growth and equitable development

a. 71.5% of input materials were sourced from within India

b. Job creation in Rural, Semi-urban and Urban areas was 6.5%, 8.5% and 8.7%, respectively, of total during the year

c. Positively impacted ~1,119,100 individuals through CSR initiatives

Principle 9

Engage with and provide value to the consumers in a responsible manner

a. 100% of our formulation products representing 89% of revenue carry information about safe and responsible usage on product labelling and packaging

b. No forced recalls, 17 voluntary recalls

c. No consumer complaints on data privacy, advertising, cyber-security, delivery of essential services, or restrictive or unfair trade practices

d. No major service disruptions

BUSINESS RESPONSIBILITY & SUSTAINABILITY REPORT

SECTION A

GENERAL DISCLOSURES

I. Details of the listed entity

1.	Corporate Identity Number (CIN) of the Listed Entity	L85195TG1984PLC004507
2.	Name of the Listed Entity	Dr. Reddy's Laboratories Limited
3.	Year of incorporation	1984
4.	Registered office address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
5.	Corporate address	8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, Telangana, India
6.	E-mail	shares@drreddys.com
7.	Telephone	+91-40-49002900
8.	Website	http://www.drreddys.com
9.	Financial year for which reporting is being done	April 1, 2025 to March 31, 2026
10.	Name of the Stock Exchange(s) where shares are listed	a. BSE Limited b. National Stock Exchange of India Limited c. New York Stock Exchange, Inc d. NSE IFSC Ltd
11.	Paid-up Capital	INR 83,46,56,970
12.	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	Mr. K Randhir Singh Company Secretary, Compliance Officer & Head-CSR 91-040-4900 2222 shares@drreddys.com
13.	Reporting boundary	The disclosure under BRSR is on consolidated basis unless otherwise specified at the respective section.
14.	Name of assessment or assurance provider	DNV Business Assurance India Private Limited (DNV)
15.	Type of assessment or assurance obtained	a. BRSR Core - Reasonable assurance b. Other selected BRSR indicators - Limited Assurance

II. Products/services

16. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of Main Activity	Description of Business Activity	% of Turnover of the entity
1.	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100

17. Products/Services sold by the entity (accounting for 90% of the entity's Turnover):

S. No.	Product/Service	NIC Code	% of total turnover contributed
1.	Development, manufacturing & sale of generic formulations including biosimilars and consumer healthcare	21009	89
2.	Development, manufacturing & sale of active pharmaceutical ingredients & custom pharmaceutical services	21009	10

III. Operations

18. Number of locations where plants and/or operations/offices of the entity are situated:

Location	Number of plants (Including R&D sites/operations)	Number of offices	Total
National	27	15	42
International	6	63	69

19. Markets served by the entity:

a. Number of locations

Locations	Number
National (No. of States and Union Territories)	36
International (No. of Countries)	87

b. What is the contribution of exports as a percentage of the total turnover of the entity?

Out of the total turnover of ₹ 20,102 Crore (Excluding service income and license fees) on standalone basis, the turnover of the products sold in India is ₹ 6,416 Crores (32%) and that of other countries is ₹ 13,686 Crores (68%).

c. A brief on types of customers

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions and other pharmaceutical companies.

IV. Employees

20. Details as at the end of Financial Year:

a. Employees and workers (including differently abled):

S. No.	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Employees								
1	Permanent	27,527	21,789	79.1	5,735	20.8	3	0.1
2	Other than permanent	9,199	6,172	67.1	3,024	32.8	3	0.1
Total		**36,726**	**27,961**	**76.1**	**8,759**	**23.8**	**6**	**0.1**
Workers								
1	Permanent	564	542	96.09	22	3.90	0	0
2	Other than permanent	5,197	4,246	81.70	951	18.29	0	0
Total		**5,761**	**4,788**	**83.11**	**973**	**16.88**	**0**	**0**

b. Differently abled Employees and workers:

S. No	Particulars	Total	Male		Female		Others	
			No.	%	No.	%	No.	%
Differently abled Employees								
1	Permanent	116	76	65.5	40	34.5	0	0
2	Other than permanent	8	5	62.5	3	37.5	0	0
Total		**124**	**81**	**65.3**	**43**	**34.7**	**0**	**0**
Differently abled Workers								
1	Permanent	0	0	0	0	0	0	0
2	Other than permanent	18	16	88.9	2	11.1	0	0
Total		**18**	**16**	**88.9**	**2**	**11.1**	**0**	**0**

21. Participation/Inclusion/Representation of women

Particulars	Total	No. and percentage of Females	
		No.	%
Board of Directors[1]	10	3	30
Key Management Personnel (KMPs)[2]	3	0	0

1 Directors Individual Competence, Expertise and Skills is forming part of the Corporate Governance Report in the Integrated Annual Report on page 216

2 The KMP of the Company are Co-chairman and Managing Director, Chief Executive Officer, Chief Financial Officer and Company Secretary. Since Co-chairman and Managing Director is already included under heading Board of Directors, the same has not been again included under heading KMP.

22. Turnover rate for permanent employees and workers

	FY 2025-26				FY 2024-25				FY 2023-24			
	Male	Female	Others	Total	Male	Female	Others	Total	Male	Female	Others	Total
Permanent Employees (%)	19.5	20.5	0	19.7	19.3	19.1	22.2	19.2	18.2	19.0	12.5	18.4
Permanent Workers (%)	5.7	32.6	0	6.7	9.2	68.8	0	12.3	8.0	34.1	0	9.7

V. Holding, Subsidiary and Associate Companies (including joint ventures)

23. (a) Names of holding / subsidiary / associate companies / joint ventures

The details of holding/subsidiary/associate companies/joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report and this forms part of the Integrated Annual Report.

Do the entities indicated in above table, participate in the business responsibility initiatives of the listed entity? (Yes/No)

Yes, all the entities, wherever applicable, participate in the relevant Business Responsibility initiatives of the Company. However, environmental and social performance data for joint ventures that are not being consolidated into the financial statements, such as Kunshan Rotam Reddy Pharmaceutical Co. Limited, China, DRES Energy Private Limited, India, and O2 Renewable Energy IX Private Limited, is excluded.

VI. CSR Details

24. Whether CSR is applicable as per section 135 of Companies Act, 2013: Yes[1]

(i) Turnover (in INR Million)	205,328
(ii) Net worth (in INR Million)	313,656

1 As per Ind AS standalone financial statements

VII. Transparency and Disclosures Compliances

25. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance Redressal Mechanism in place (Yes/ No)	(if Yes, then provide web link for grievance redress policy)	FY 2025-26			FY 2024-25		
			Number of complaints filed during the year	Number of complaints pending resolution at the close of the year	Remarks	Number of complaints filed during the year#	Number of complaints pending resolution at the close of the year	Remarks
Communities	Yes*	Refer to Note below	0	0		0	0	
Investors (other than shareholders)	Yes*		0	0		0	0	
Shareholders	As per applicable law		49	0		7	0	
Employees and Workers	Yes*		454	56		427	67	
Customers	Yes*		2,128	7		956	4	
Value Chain Partners	Yes*		38	12		50	9	
Others (please specify)	Yes*		91	9		112	27	

 # Number of complaints classified as "pending resolution at the close of the year" for FY 2024-25 were closed in FY 2026

*Note: *Shareholders can register their grievances on the SCORES Portal at https://scores.sebi.gov.in/ and the ODR Portal at https://smartodr.in/. All other stakeholder groups including customers, value chain partners, communities, and employees and workers can raise a concern by accessing the https://drreddys.ethicspoint.com portal or calling on the hotline number available on the portal. They may also write to complianceofficer@drreddys.com or chiefombudsperson@drreddys.com, or send their grievance by post or courier to the Chief Compliance Officer/Chief Ombudsperson. Several policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website and can be found on https://www.drreddys.com/investor#governance. In addition, there are internal policies placed on the intranet of the Company that are accessible by employees.*

26 Overview of the entity's material responsible business conduct issues

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
1	Access to medicines	Opportunity	Increasing access to medicines is a major opportunity as it aligns with Dr. Reddy's core purpose of "Good Health Can't Wait" and provides a significant business advantage. By focusing on access, affordability and innovation, we can reach more patients and contribute to global health improvement.	• We are committed to serve 1.5 billion patients by 2030 and bring at least 3 innovative solutions to improve the standard of treatment every year from 2027. We are launching more innovative drugs and expanding our product portfolio, increasing our go-to-market through diverse collaborations and licensing arrangements, and through greater presence in public health. • We are strengthening our product pipeline through a combination of new drug development, acquisitions, and expansion into new therapeutic areas, while also focusing on biosimilars, differentiated products, and increasing our global reach. • Access, affordability and innovation work together to drive everything we do. During FY2026, we strengthened our pipeline through novel drug development and AI-assisted discovery, expanded our biosimilars portfolio into regulated markets across Europe and the UK, and partnered with global health institutions to bring critical treatments to over 14 low and middle-income countries. • We built new commercial infrastructure in sub-Saharan Africa and Southeast Asia and continued investing in health systems strengthening and patient support beyond the pill. Our conviction remains simple: good health cannot wait, and every patient deserves timely access to safe, effective and affordable treatment.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
2	Affordability of medicines	Opportunity	Bringing generic equivalents of innovator drugs with speed and ensuring higher affordability for patients is a significant opportunity for us to expand market access, potentially increasing sales and market share. By focusing on affordable options including generics, biosimilars, and innovative drugs, we can reach patients who might otherwise not be able to afford treatments. This also allows us to address systemic affordability issues and build trust with patients and healthcare providers.	• Our products significantly bring down treatment costs in a therapeutic class while maintaining the same quality, safety, and efficacy as with the reference product, resulting in savings and increased access to treatment. • We have committed to ensuring 40% of our new launches are first-to-market by 2030. By launching generic versions on day one, we can reach more patients sooner, and the ability to quickly enter the market and offer generic versions at a lower price point makes the treatment more affordable for patients. In FY 26 we have 43% of new launches are first to the market in priority markets • We have a strong focus on biosimilars, which are similar to the original reference biologic drugs but at a lower cost. Our work in biosimilars has made treatments for conditions like cancer and anaemia more accessible to patients worldwide. • In India, Obeda, the first DCGI-approved generic equivalent of semaglutide injection, established non-inferior efficacy and a safety profile comparable to the innovator drug. A GLP-1 receptor agonist with a globally proven track record in glycaemic control and weight management, its launch meaningfully expands affordable access to a therapy class that has transformeddiabetes and cardiometabolic care. • We also offer patient assistance programmes such as Sparsh for underprivileged cancer patients in India, and co-pay savings programs in the US for multiple products.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
3	Customer satisfaction	Opportunity	Engaging with customers through a formal feedback mechanism helps us understand their requirements, improve brand loyalty and drive business growth, and ensure patient safety and satisfaction.	• Dr. Reddy's serves a diverse range of customers globally, including pharmaceutical companies, healthcare providers, and consumers. • We ensure customer satisfaction through a multifaceted approach that includes dedicated customer service platforms such as XCEED, real-time feedback mechanisms, a robust supply chain, and a focus on quality and innovation. • We use data analysis to gain insights into customer preferences and behaviours, informing our product development and marketing efforts. • Our Customer Service Centre acts as a single point of contact for customers across various geographies, providing support for inquiries and sample requests. Our customer service team maintains a long-lasting relationship with key customers to add value in their product development and commercialisation processes.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
4	Inadequate product quality, Counterfeit products	Risk	Inadequate product quality can compromise the efficacy and safety of medications and is a significant risk potentially causing harm to patients. Inadequate quality control can lead to non-compliance, resulting in fines, recalls, and even suspension of operations. Counterfeit products are unsafe or ineffective and can be potentially life-threatening. The pharmaceutical industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet the rigorous manufacturing and testing standards that our products undergo. Adverse events caused by unsafe counterfeit products may mistakenly be attributed to the authentic product, and reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours.	• We implement a robust quality management system (QMS) whose procedures are built on key regulatory frameworks governing pharmaceutical development and regulation globally. Our facilities and products are also regularly inspected by international regulatory agencies such as the US FDA, EMA, MHRA, ANVISA, and CDSCO. • We also follow ISO 9001:2015 principles and all our manufacturing facilities are in compliance with GxP standards, including cGMP. Our suppliers are subjected to periodic evaluation processes that prioritise quality parameters and ensure compliance with cGMP requirements • We implement advanced quality control measures, ensure proactive risk management with risk controls and thorough documentation, and conduct regular audits. • Various governments have enacted laws intended to combat counterfeiting, including the U.S. Drug Quality and Security Act and the EU's Falsified Medicines Directive (FMD). We have successfully implemented the FMD since 2019, and only those prescription drugs which have a unique serial number on the pack, and where the integrity of the pack can be seen, have been placed on the market ever since. • In addition to complying with these laws, we have put in place internal mechanisms to monitor incidents that come to our notice, and we proactively carry out regional surveys. We also have a robust system that enables us to track and trace our medicines from the point of manufacture to the point of dispensing. • During the year, we further strengthened internal audit mechanisms. Multiple lines of defence, supported by Anytime Readiness Audit Mechanism (ATAR), continue to reinforce governance, resilience, and trust through self-inspections, SOX audits, GQM audits, GEMBAs, Quality Governance reviews, and Audit Readiness check-ins. Compared with last year, we saw a significant reduction in Class 2 recalls • Our investments in serialisation and aggregation continue to help us comply with global regulations and standards, with enhanced operational efficiencies for our downstream partners.	Negative
5	Business continuity	Risk	We operate in a complex geopolitical and regulatory environment, and this entails potential challenges and uncertainties arising from geopolitical factors and intricate regulatory frameworks. This includes geopolitical instability, changes in government policies, trade disputes, sanctions, and intricate compliance requirements. These factors can pose risks to operations, supply chains, market access, and overall business performance, requiring proactive monitoring and strategic adaptation to mitigate potential adverse impacts.	• We are focused on the identification of key business, operational, strategic, and business continuity risks through our ERM and assurance functions. We have implemented risk management measures and a formal business continuity plan to ensure our operations can continue despite potential disruptions. • We prioritise a sustainable supply chain - conducting supplier risk management, and ensuring diversification for the timely availability of our medicines. To improve our resiliency posture, we focus on the ability to provide and maintain an acceptable level of service in the face of any interruption and proactively plan for being prepared to respond to an uncertain situation. • Ensuring employee safety is a top priority for us, and we prioritise their wellbeing during any crisis, with a clear communication plan and appropriate channels for employees and regulatory authorities.	Negative

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
6	Information security, Data privacy	Risk	Information security and cybersecurity pose a significant risk to our industry. Our business is dependent upon increasingly complex and interdependent information technology systems, including internet and cloud-based systems, to support our business processes as well as internal and external communications. In addition, our businesses and operating models increasingly depend on outsourcing and collaboration, which requires exchanging data and information. The size and complexity and interconnectivity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion, computer viruses and other cyber-attacks. Any compromise or disruption may result in the loss, theft, or unauthorised disclosure of key information and/or disruption of production and business processes, materially and adversely affecting our business. Data privacy is a significant risk due to the nature of the industry and of our business and the sensitive nature of personal data which we process directly or through our third parties. We are subject to data privacy and protection laws and regulations in many different jurisdictions and countries where we do business, and a failure to comply by us or by the third parties acting on our behalf could result in fines, administrative and criminal penalties, reputational damage, and adversely impact the way we operate our business.	• Our Information Security Management System (ISMS) is based on internationally recognised frameworks such as ISO 27001 and NIST CSF. We use a comprehensive technology stack to implement the above control framework and carry out periodic independent assessments to review the effectiveness of these controls. Any gap identified in the control framework goes through an established risk management process aligned with industry frameworks such as the COSO ERM. We perform regular risk assessments and take all necessary precautions to protect, prevent and detect such risks. • As part of our resiliency strategy, we have an IT disaster recovery plan in place for our key applications to minimise impacts from any unanticipated events and breakdowns. • We maintain cybersecurity insurance, and our third-party service providers have invested in measures to reduce these risks. • Our Cyber security maturity model is reinforced by a leading consulting partner and tested through regular simulated internal and external cyber-attacks, which benchmark our response capability and drive continuous improvement. We also deploy a comprehensive technology stack, including continuous attack-surface and cloud monitoring, and subject it to periodic independent assessments to verify control effectiveness. • During FY 2026, we completed two major audits: an ISMS audit and a NIST Cyber Maturity assessment spanning both IT and OT environments, evaluating our readiness against current operations and planned expansion.	Negative

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
7	Regulatory compliance, Governance beyond compliance	Risk/ Opportunity	Compliance with regulatory requirements in the pharmaceutical industry is a complex process and presents multiple types of risks. If we fail to comply fully with government regulations or to maintain continuing regulatory oversight applicable to our research and development activities, or if a regulatory agency delays or denies approvals for new products, it may increase the cost of developing new products, increase the risk of not being able to successfully sell them, and affect the realisation of product revenues. If we fail to comply with the regulatory standards of agencies in manufacturing of quality products, there may be a delay in approvals of new drug applications or products, invite additional regulatory or legal action, and increase costs associated with remedial action, impacting our business, financials and operations. If we fail to comply with environmental laws and regulations, face environmental litigation, or any of our plants or operations are shut down, it may severely hamper our ability to supply products to our customers, and we may face substantial costs that could adversely affect our consolidated f inancial position, results of operations or liquidity. Governance beyond compliance can help us get a competitive edge, improve business performance, make operations more efficient, help mitigate risks, enable value creation, and strengthen stakeholder relationships.	• We actively monitor upcoming regulatory changes and emerging guidelines and requirements, connecting regularly with regulatory agencies. We use tools such as Legatrix (Compliance Watch) to track compliance obligations, generate reports, and stay updated on legal and compliance changes. • We have robust and comprehensive compliance programmes with policies, procedures, and guidelines for employees including training. • We regularly monitor and assess all our operations and business practices to ensure adherence to legal and ethical standards, identify any potential risks early, and promote a culture of ethics and integrity at Dr. Reddy's. All our key business functions are audited comprehensively at least once in three years, and we develop and implement corrective & preventive actions to address any identified issues. These results are also shared with our management and board. • We go beyond just meeting the compliance requirements through our principles and practices such as ensuring the same quality standards for all countries, practicing the highest ethical values while marketing our products, and offering product pricing that enhances higher patient reach, etc. • Two of our key ESG goals focus on governance beyond compliance - we are committed to upholding the highest standards of compliance and ethics, and progressively enhancing our disclosures. • We use a more proactive and strategic approach to governance, incorporating ESG into business practices. This includes integrating ESG into board oversight, engaging with stakeholders on ESG issues, linking ESG goals to executive directors' compensation, integrating ESG into risk management, and using ESG criteria to assess partners and vendors. • We conducted a double materiality assessment last year, an essential first step towards CRSD compliance preparedness, evaluating material topics from both an ESG impact perspective and their potential influence on the organisation's financial performance	Negative/positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
8	Unethical practices, Bribery & corruption	Risk	Unethical practices may be a significant risk as they could lead to financial penalties, reputational damage, and even criminal charges. Our commitment to strong corporate governance is integral to our business and it helps us create long-term value for all our stakeholders. Considering the sheer size and nature of the industry and a combination of factors including complexity in distribution networks, interactions and high value transactions with public entities, bribery and corruption pose significant financial, regulatory, and reputational risks to pharmaceutical companies. Our policies mandate compliance from us and third parties acting on our behalf, with anti-bribery laws, which if not complied, may lead to substantial penalties including fines, criminal prosecution and potential debarment from public procurement contracts.	• We have established a strong compliance framework and program. Our Code of Business Conduct and Ethics (COBE) applies to all Directors and employees of our Company, its subsidiaries, and affiliates. It lays down the principles that guide our conduct and strengthens our decision-making and promotes stakeholder trust. COBE has been designed to comply with the requirements of Companies Act, 2013, and the Sarbanes Oxley Act of 2002 and its implementing regulations. • While contracts with our suppliers, contractors, and business partners include adherence to our principles concerning ethics, there is a separate code of conduct required to be followed by our suppliers and service providers. Our Global Marketing Code provides a minimum set of standards in interacting with healthcare professionals and healthcare institutions, while engaging in sales, research, marketing and promotion are covered under the Third Party Code of Conduct, which is modelled on the Principles for Responsible Supply Chain Management (PSCI), mandating 100% compliance. • We conduct our business as per our Anti-Bribery and Anti-corruption policies, and all applicable laws. The ABAC policy emphasises our zero-tolerance approach to bribery and corruption and principles established based on our ABAC standards. • The board of directors maintains oversight on ABAC governance, ensuring that best practices of the ABAC management system are established, implemented, maintained and reviewed to adequately address the company's bribery & corruption risks, including the policy and the guidelines. • Our third-party risk management (TPRM) policy sets forth the ABAC policy standards required for all our vendors and third-party agents. In addition to requiring initial due diligence screenings and ABAC training and certification, our TPRM policy mandates that contracts with these third parties include ABAC compliance obligations.	Negative

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
9	Process efficiency and innovation, Green chemistry	Opportunity	Process efficiency and innovation provide an opportunity to enhance operations, reduce costs, and accelerate drug development. Using recycled and reused materials also helps reduce waste, and promote sustainability, minimising reliance on virgin resources and optimising resource utilisation. By focusing on improving processes, from drug development to manufacturing and supply chain, we could achieve higher quality outcomes, reduced timelines, and greater profitability. Green chemistry presents a significant opportunity for us to become more sustainable, innovative, and cost-effective. Adopting green chemistry principles can help reduce overall environmental impact, improve efficiency, lower production costs, enhance safety (due to reduced chemicals), and lead to innovation while also aligning with increasing public and regulatory expectations for environmental responsibility.	• We have integrated our strategy deployment and daily performance dialogues and are focusing on maximising value creation and minimising waste in our processes through Lean Management System. Our lean initiatives target a 20–30% boost in productivity, driving both steady incremental improvements and substantive, large-scale change transformations. • In some of our operations, we recover the spent solvent through solvent recovery systems and reuse it in our operations. We also reduce packaging layers and overall material usage, using recycled content where feasible, and ensuring tertiary packaging materials are recyclable or reusable. • We use green chemistry to minimise or eliminate hazardous substances in chemical processes and products. • By improving Process Mass Intensity (PMI), we optimise yield, enhance solvent and catalyst recovery, and minimise hazardous waste generation, seeing a 15-18% improvement in PMI values. We also reduced waste by 18% for 6 high-volume products. • 14 products were evaluated through chemistry gate clearance during FY2026. None of the evaluated products used acetonitrile or hazardous solvents in the development process.	Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
10	Inadequate process safety systems, Occupational health and safety (emergency response system)	Risk	Inadequate safety systems increase the possibility of equipment malfunction, often leading to severe consequences for workers such as injuries and fatalities, and environmental damage. Proactively identifying, assessing and managing potential hazards, ensuring adequate training, and implementing stringent safety and quality control measures helps us ensure employee safety, reduce environmental damage, and maintain our operational integrity and reputation. A lack of clear planning or effective emergency response procedures, necessary resources such as equipment and communications systems, and trained personnel, increases the risk of injuries, fatalities, and property damage.	• Process Safety is one of our key focus areas as we deal with various hazardous chemicals during manufacturing or R&D activities. We have framed our internal guidelines on process safety, and we carry out risk assessments including What-If, HIRA, and HAZOP to mitigate the process safety risks from laboratory scale to commercial operations by applying inherent safety design principles with all effective hierarchy of controls. • We conduct monthly process safety governance at all sites and at the business unit level with the required cross functional teams, focusing mainly on reviewing the status and compliance on Process Safety Information (PSI), Process Hazard Analysis (What- If, HIRA, HAZOP), Management of Change (MOC), Pre Start up safety review, revalidation of PHA with cyclical reviews and all proactive passive and active safeguards along with focusing on safe handling of high hazard processes and high hazard chemicals, continually enhancing competence of employees with adequate trainings. • We ensure our employees and contractors are adequately trained on safety hazards, governance systems, and precautionary and other safety measures. • All our manufacturing facilities have an onsite emergency plan that includes emergency preparedness, with the goal of keeping our business up and running. The plan is revised annually, and all credible scenarios are part of the plan, including frequent mock drills and full-site evacuation drills for concerns like fire and chemical spills. • A well-equipped Emergency Response Team (ERT), our incident management team trained in firefighting and rescue operations, is present at each location in each shift. All the locations are equipped with the first aid kits over and above the legal requirements.	Negative
11	Labour management, Diversity & Inclusion, Talent retention (employee satisfaction)	Risk/ Opportunity	Labour management is a significant risk due to high compliance requirements on labour practices, and talent shortages in the industry – particularly in STEM, and the need for highly skilled experienced professionals. Failure to address these challenges may lead to delays in research and development, production issues, and failure to serve patients. Fostering diversity and inclusion in the workplace presents a strategic opportunity as it offers a broader range of perspectives from our people, leading to more effective problem solving and creative solutions. This could enable better innovation, improved patient care, and a more engaged workforce. Competition among pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. Human capital development initiatives such as ensuring a positive and equitable environment, investing in employee health, and offering training and skill development, enhance employee satisfaction and wellbeing. This enables talent retention, foster innovation, and drive productivity, providing a competitive edge and translating to a positive brand image.	• We are committed to comply with labour management regulations, maintain a workplace free from discrimination, and ensure proper remuneration for all employees. • Our organisation is committed to adhering to the principles of International Labour Organisation (ILO) conventions, ILO code of practice, Universal Declaration of Human Rights, The International Covenant of Economic, Social, Cultural, Civil and Political Rights, UN Guiding Principles on Business and Human Rights. • We actively support STEM education initiatives, both internally and externally, and strengthen our talent pipeline through apprenticeships with local government initiatives focusing on skill development. We also offer training and job opportunities, particularly for young women in science. • We have set targets for gender parity as well as increased women representation in leadership/ top management positions to boost diversity. We are also committed to increasing the representation of persons with disabilities in our workforce. • We are also working to increase the representation of women across roles and teams, exploring new entry level routes such as apprentice hiring and actively recruiting women for STEM roles, while increasing our representation of women in manufacturing and sales roles. • Through our women leadership development programmes, mentoring initiatives, representation in external forums and coaching programs, we are invested in career development for women leaders. • We are working closely with Dr. Reddy's Foundation to increase the representation of Persons with Disabilities (PwDs), introducing a focused internship program to acclimatise and absorb PwD employees into the workforce, while also sensitising hiring managers and recruitment teams on infrastructure and support required to enable them to deliver on their job	Negative/Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
				• We use people analytics to measure employee performance, identify current skill gaps, and flight risks to improve retention. • We actively address and resolve structural talent gaps by providing long-term reskilling and upskilling opportunities to our workforce, including digital learning initiatives. • We embed strategic workforce planning into our operations strategy, and this helps in fostering internal mobility for well-suited roles, enhancing people productivity and containing staff costs. • We are maintaining an internal pipeline of qualified and experienced critical talent, particularly in specialised fields, to deliver our business priorities.	
12	Climate change and Greenhouse gas emission	Risk	Climate change remains a source of considerable threat for pharmaceutical companies, leading to manufacturing and supply chain disruptions, and increased need for medications due to climate induced health impacts (the consequences of extreme weather events on food security, the harmful air pollution resulting from wildfires, and the rising prevalence of infectious diseases. Considering the industry's energy-intensive production processes and extensive supply chains, greenhouse gas (GHG) emissions pose several risks including operational impacts, regulatory penalties, reputational damage, and supply chain disruptions, making pharmaceutical companies vulnerable to climate-related regulations and public scrutiny.	• We are committed to carbon neutrality in our direct operations by 2030, and our Net Zero target year is FY 2045 and which is approved by SBTi during FY 2026. • Our decarbonisation strategy focuses on energy mix, conservation, performance, transition. • FY 2026 also delivered the culmination of a multi-year fuel transition. Every primary operating boiler across our manufacturing network has now been converted to biomass, briquettes,or piped natural gas. Coal is no longer part of the operational fuel mix. • To reduce our value chain emissions, we are engaging with high-value spend suppliers, building capacity of strategic suppliers, and shifting from air to sea shipments. We are also diversifying our supply chain, sourcing raw materials sustainably and promoting local sourcing. • Last year, we conducted a comprehensive climate risk assessment aligned with the IFRS S2 framework. Using scenario analysis, we mapped site-level climate exposures, assessed supply chain vulnerabilities, and modelled financial impacts for key operational clusters.	Negative
13	Energy consumption, Use of renewable energy	Risk/ Opportunity	As a pharmaceutical company, the bulk of direct emissions come from running boilers and indirect emissions from purchased electricity for both industrial and domestic purposes. Fluctuating energy prices, potential supply chain disruptions due to energy shortages, and increased environmental pressure to reduce carbon emissions may lead to higher production costs, quality issues, and difficulties in meeting global supply demands. The use of renewable energy offers several opportunities including operational cost savings, reduced emissions and a carbon footprint, and increased energy resilience and independence.	• We have established a transition plan for Scope 1 and 2 emissions, with progress tracked through climate-related indicators. To meet near-term goals, we are committed to using 100% renewable electricity by 2030, switching to biomass fuels for boilers, and reducing energy demand through efficiency initiatives and green technologies. • Our decarbonisation strategy includes reducing our energy consumption with energy efficient technologies and processes, adopting low or no carbon fuels, substituting fossil fuels in boilers with alternate biomass fuel sources such as rice husk and briquettes, purchasing energy from renewable sources, and realigning our business operations to lower emissions. • Inter-State Transmission System (ISTS) renewable power supply through Dr Reddy's joint venture companies, and long term power purchase agreements effectively mitigate the risk of fluctuating energy prices. Joint ventures and power purchase agreements help us pool resources and expertise, achieve economies of scale and reduce costs, increase energy security through diversified supplies such as solar, wind & hydel, and stabilise energy prices. • We will continue investing in solar, hydel, and wind projects, driving energy management, conservation, and efficiency to accelerate our green transition.	Negative/Positive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
14	Water use Wastewater management	Risk	Water is a critical input to the manufacturing of medicines, used as a raw material in the production, processing and formulation of APIs, intermediates and finished pharmaceutical products (FPP), in the preparation of solvents and reagents, and for cleaning (e.g. washing and rinsing). Inefficient water management can lead to higher production costs, and regulatory issues. Wastewater release and contamination of local water bodies can pose a significant risk to communities, impact flora and fauna, contributing to loss of biodiversity, environmental degradation and pollution, along with public health issues and reputational damage.	• Water risks are assessed as part of an established enterprise risk management framework periodically. We conduct thorough water risk and evaluation studies at all our watersheds to identify alternative rich water resources. • Our water management strategy involves key focus areas including water efficiency and optimisation, identifying alternate water sources for water security, and creating freshwater potential beyond the fence. Since FY2023, we are a water positive company. • We introduced digitalisation and automation in FTO-7 Effluent Treatment Plant (ETP), resulting in improved ETP performance and reduced operational costs. We also upgraded the existing conventional biological reactor in ETP with membrane bioreactor (MBR) systems at two sites to enhance the treated water quality	Negative
15	Hazardous waste	Risk	Pharmaceutical waste, including chemicals used in manufacturing, expired drugs, and contaminated materials, can contaminate water sources, soil, and air, if not managed properly. This could lead to harmful effects on ecosystems and human health including drug resistance.	• We have waste management systems in place at all our facilities. Waste is directed to cement industries and recyclers for co processing and recycling, with approximately 2% being sent to landfill. • We have ongoing improvement programmes aimed at reducing hazardous and non-hazardous waste. To ensure effective tracking, we have established site-specific targets for hazardous waste reduction, and we are monitoring waste quantities across all manufacturing sites.	Negative

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
16	Sustainable supply chain, responsible sourcing	Risk/ Opportunity	Sustainable supply chain management presents significant opportunities to enhance operational efficiency, reduce costs, improve product quality, and enhance brand reputation. By improving supply chain resilience, we can deliver better outcomes and service to our patients. Taking steps to source products and materials more sustainably and ethically helps us gain customer trust, improve supply chain resilience and risk management, and build stronger relationships with suppliers. Local procurement also helps promote local development and employment, and reduce costs.	• We utilise a broad base of suppliers to minimise risk arising from dependence on a single supplier. For each of our products, we continue to identify, upgrade, and develop alternate vendors as part of risk mitigation and continual improvement. We attempt to identify more than one supplier in each drug application or make plans for alternate vendor development from time to time, considering the supplier's history and future product requirements. • We are committed to building an ESG-compliant supplier base, using Dr. Reddy's Supplier ESG Framework to assess strategic supplier performance. We conduct third party audits of our suppliers based on specific ESG criteria, identify high-risk suppliers, and share a corrective action plan. • We work only with third parties that meet our ethical standards, meeting the criteria in our third party code of conduct across ESG dimensions including ethics, compliance, labour and human rights, safety etc. • We are in complaince to the ISO 20400:2017 – Sustainable Procurement Guidance, focusing on how to integrate sustainability within procurement, as described in ISO 26000. Purchase category heads are guided by our sustainable procurement manual and ensure that sustainable criteria are integrated into supplier selection processes. • We monitor and identify instances where there is a deviation from the standard procurement or supplier management processes. We evaluate the impact of the deviation on procurement operations, supplier relationships, regulatory compliance, and overall organisational objectives, and then formulate strategies to address and mitigate the impact of the deviation. This includes corrective actions to bring the process back on track, avoiding its recurrence, finding alternative suppliers, streamlining procurement strategies, emphasising procurement & corporate policies or implementing contingency plans. • 71% of our input materials were sourced locally, from within India. • 100% of our sourcing and procurement team across all locations have received training on sustainable procurement.	Negative/Postive

S. No	Material issue identified	Risk or opportunity	Rationale for identifying the risk/opportunity	In case of risk, approach to adapt or mitigate	Financial Implications of the risk or opportunity (indicate positive Or negative Implications)
17	Community engagement	Opportunity	Contributing towards sustainable community development and addressing complex social problems helps us drive positive societal impact at scale	• Through our community-focusing projects, we focus on education, skilling & livelihood, healthcare, and environment, and align with the UN SDGs and Schedule VII of the Companies Act, 2013. • We have a board-level Corporate Social Responsibility (CSR) committee that is responsible for overseeing and implementing our CSR activities. This committee is constituted as per Section 135 of the Companies Act. • In FY2026, we invested ₹ 1,114.1 million on community-focused projects, positively impacting the lives of over ~1,127,996 people through our community projects • We take up periodic third-party impact assessment studies of our initiatives, evaluating the progress made across each programme to maximise the impact of our initiatives.	Positive

SECTION B

MANAGEMENT AND PROCESS DISCLOSURES

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements.

Disclosure Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
Policy and management processes									
1. a. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes								
b. Has the policy been approved by the Board? (Yes/No)	Yes (Note 1)								
c. Web Link of the Policies, if available	Note 2								
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) and/or other polices imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings. The Company's Third-Party Code of Conduct (TPCOC) applies to all the partner in the value chain, which imbibes the above-mentioned principles and the company expects its stakeholders to adhere to the same in all their dealings								
4. Name of the national and international codes/ certifications/labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	• **Principle 1:** GRI Standards 2021, UN SDGs, SA8000, NGRBC • **Principle 2:** GRI Standards 2021, UN SDGs, ISO 14001, cGMP, ISO 14044:2006 • **Principle 3:** GRI Standards 2021, UN SDGs, ISO 45001, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights • **Principle 4:** GRI Standards 2021, UN SDGs • **Principle 5:** GRI Standards 2021, UN SDGs, SA8000, UN Guiding Principles on Business and Human Rights, ILO Conventions and Codes of Practice, Universal Declaration of Human Rights • **Principle 6:** GRI Standards 2021, UN SDGs, ISO 14001, ISO 45001, ISO 50001 • **Principle 7:** GRI Standards 2021, UN SDGs • **Principle 8:** GRI Standards 2021, UN SDGs, National Standards- CSR Rules prescribed by the Companies Act, 2013 • **Principle 9:** GRI Standards 2021, UN SDGs, ISO 27001								
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	Note 3								
6. Performance of the entity against the specific commitments, goals and targets along-with reasons in case the same are not met.	Note 4								

Governance, leadership and oversight	
7. Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements	As we navigate a period marked by growing global health concerns and the pressing challenges posed by climate change, we remain steadfast in our commitment to embed sustainability deeply into our strategy and operations. Our focus is on delivering long-term value while upholding principles that benefit society and the environment. Our ESG priorities are centred around creating meaningful social impact for our patients and employees, lessen our ecological footprint and uphold responsible business practices that foster trust across our diverse stakeholder base. Guided by our aspiration to reach 1.5 billion patients by 2030, we are driving access to innovative, affordable medicines and working to reduce the global disease burden and improve health outcomes worldwide. We are also cultivating a workplace culture that embraces diversity, equity and wellbeing. In parallel, we are acting decisively to mitigate greenhouse gas emissions, shift towards renewable energy sources and enhance water stewardship throughout our value chain. Strong governance structures and clear policy frameworks are instrumental in turning our commitments into measurable actions. This report shares an honest view of our ESG achievements, ongoing challenges and the progress we are making towards a more sustainable and inclusive future. G V Prasad, Co-Chairman and Managing Director
8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).	Sustainability Council of the Company Tel: +91-40-4900-2222 E-mail ID: shares@drreddys.com
9. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details.	The Company has "Sustainability and CSR Committee" to act as nodal committee on overall sustainability goals and progress, amongst others. The detailed Charter of the said Committee including the terms of reference on sustainability matters are available on the website of the Company: https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf. Further, from ESG perspective, the Science, Technology and Operations Committee also deals with the matter related to "E", the Nomination, Governance and Compensation Committee with "S" and the Risk Management Committee with "G". The respective Committees also update the Board regarding deliberation and reviews on such matters.

Note 1: The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.

Note 2: Code of Business Conduct and Ethics: https://www.drreddys.com/cms/sites/default/files/media-library/docs/cobe-booklet-v40.pdf
Human Rights policy: https://www.drreddys.com/cms/cms/sites/default/files/2023-09/Human%20rights%20policy.pdf
Safety, Health, and Environment policy: https://www.drreddys.com/cms/cms/sites/default/files/2022-04/she-policy-document-24-07-2020.pdf
Global Marketing Code: https://www.drreddys.com/investor#governance
Corporate Social Responsibility policy: https://www.drreddys.com/cms/cms/sites/default/files/2025-05/CSR%20Policy.pdf
Ombudsperson policy: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf
Our comprehensive policies are placed on the website at https://www.drreddys.com/investor#governance#policies-and-documents.

Note 3: We strengthened our commitment to sustainability and announced new environmental, social, and governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.

A. Being committed to environmental stewardship: Reducing carbon emissions
- 100% renewable power by 2030;
- Achieve Net Zero Greenhouse gas emissions across the value chain by FY 2045
- 80% Absolute Reduction in Scope 1&2 Emissions by FY 2030 wrt FY 2023
  51.6% Emission Intensity reduction in Scope 3 Emissions by FY 2030 wrt FY 2023

Water positivity
- Water positive by 2025
  Reduce ground water withdrawal by 30% by FY 2030 wrt FY 2025

B. Making our products accessible and affordable for patients
Access:
- Serve 1.5 billion patients by 2030

Affordability:
- 40% of our new launches to be first to market in our priority markets* by 2030

Innovation:
- 3 innovative solutions every year from 2027 to improve the standard of treatment

C. Contributing to a fairer and more socially inclusive world
Equity, diversity and inclusion
- 35% women in senior leadership by 2030;
- Gender parity by 2035.

D. Enhancing trust with our stakeholders
Compliance, Ethics, and Corporate governance
- Meet the highest standards on compliance and ethics backed by robust corporate governance

Disclosures and reporting
- Enhance disclosure on our ESG progress to reach top quartile by 2025

Suppliers
- 100% of our strategic suppliers to be compliant with our internal ESG framework by 2030

*Priority markets include U.S., Canada, EU5 (Germany, UK, Spain, France and Italy), India, Russia, China, and Brazil.

Note 4: Details on our ESG goals and progress are in building the future responsibly section on page 24 of the report.

10. Details of Review of NGRBCs by the Company

Subject for Review	P1	P2	P3	P4	P5	P6	P7	P8	P9
Performance against above policies and follow-up action	The Sustainability and CSR Committee reviews the Company's performance against ESG goals and targets. The Committee also reviews ESG strategies and programmes, policies, disclosures and related matters. The Committee updates the Board regarding deliberation and reviews on such matters. The Company has also constituted an internal Sustainability Council that also reviews the performance against ESG goals and targets. The policies of the Company are reviewed periodically or on need basis by the respective department heads/business heads/Executive Directors. During these assessments, the efficacy of the policies is reviewed and necessary changes to policies and procedures are implemented. The Sustainability and CSR Committee reviews the performance on quarterly basis								
Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances	The Company has constituted an internal Sustainability Council which reviews Compliance with the statutory requirements of relevance to the principles and rectification of any non-compliances, if any. The Council reviews the compliances periodically. The same is also reviewed by the Sustainability and CSR Committee on a quarterly basis								

11. Has the entity carried out independent assessment/evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency
The processes and compliances are subject to scrutiny by internal auditors and the status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads/business heads and approved by the management/the Board Committees/the Board. An internal assessment of the workings of the Business Responsibility policies has been done.

12. If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:
Not Applicable

SECTION C

PRINCIPLE WISE PERFORMANCE DISCLOSURE

This section is aimed at helping entities demonstrate their performance in integrating the Principles and Core Elements with key processes and decisions. The information sought is categorized as "Essential" and "Leadership". While the essential indicators are expected to be disclosed by every entity that is mandated to file this report, the leadership indicators may be voluntarily disclosed by entities which aspire to progress to a higher level in their quest to be socially, environmentally and ethically responsible.

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE.

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the Principles during the financial year:

Segment	Total number of training and awareness programmes held	Topics / principles covered under the training and its impact	% of persons in respective category covered by the awareness programmes
Board of Directors (BoD)	8	Familiarisation/awareness programme for the Board of Directors/ KMPs of the Company is done periodically as part of Board process covering various areas pertaining to the business, strategy, risks, operations, regulations, code of business conduct and ethics, economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/KMPs to apprise them of developments in the Company, key regulatory changes, risks, compliances and legal cases.	100
Key Managerial Personnel (KMP)			
Employees other than BoD and KMPs	20,859	The employees/workers of the Company undergo various training programmes throughout the year. Many trainings programmes followed a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules. Various trainings were undertaken during the year such as Prohibition of Insider Trading, Prevention of Sexual Harassment at the Workplace, Information and Cyber Security Awareness, Code of Conduct, Know Your Customer guidelines, and an ESG training as of employee induction. Other trainings included induction programmes for new recruits, leadership training, IT and cyber security and modules on soft skills, programmes on mental and physical well-being, among several others	80.1
Workers			75.9

2. Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

Monetary

Particulars	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Amount (In INR)	Brief of the Case	Has an appeal been preferred? (Yes/No)
Penalty/ Fine			Nil		
Settlement					
Compounding fee					

Non-Monetary

Particulars	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Brief of the Case	Has an appeal been preferred? (Yes/No)
Imprisonment			Nil	
Punishment				

3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed.

Not applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes. Dr. Reddy's has an Anti-bribery and Anti-corruption policy. The policy has been developed in alignment with Dr. Reddy's Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations relevant to Anti-Bribery and Anti-Corruption that govern the Company because of its geographical presence in multiple countries. The policy reiterates that Dr. Reddy's does not tolerate any bribery and corruption directly or indirectly and uphold the highest standards of integrity and transparency in all its interactions and business activities. The Anti-bribery and Anti-corruption policy is available on the intranet platform of the Company. The policy forms part of the COBE, applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to adhere to the same ethical standards when conducting business with the Company or on its behalf. (https://www.drreddys.com/investor#governance)

5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption:

Particulars	FY 2025-26	FY 2024-25
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil
Workers	Nil	Nil

6. Details of complaints with regard to conflict of interest:

Particulars	FY 2025-26		FY 2024-25	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of Conflict of Interest of the Directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of Conflict of Interest of the KMPs	Nil	Not applicable	2^	Not applicable

^Complaints received during FY 2025 have been closed in FY 2026. These complaints were not substantive in nature.

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest.

Not applicable

8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:

Particulars	FY 2025-26	FY 2024-25
Number of days of accounts payables [1]	75	76

1 Number of days of accounts payables is calculated on procurement of materials.

9. Open-ness of business

Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties:

Parameter	Metrics	FY 2025-26	FY 2024-25
Concentration of Purchases[2]	a. Purchases from trading houses as % of total purchases	2.9	3.1#
	b. Number of trading houses where purchases are made from	75	70#
	c. Purchases from top 10 trading houses as % of total purchases from trading houses	57.8	67.8#
Concentration of Sales[1]	a. Sales to dealers / distributors as % of total sales	37.7	30.6
	b. Number of dealers / distributors to whom sales are made	6673	6178
	c. Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	14.2	15.8
Share of RPTs in	a. Purchases (Purchases with related parties / Total Purchases)	0.55	0.71
	b. Sales (Sales to related parties / Total Sales)	0.002	0.002
	c. Loans & advances (Loans & advances given to related parties / Total loans & advances)	Nil	Nil
	d. Investments (Investments in related parties / Total Investments made)	Nil	Nil

1 As per Ind AS standalone financial statements

2. On Standalone basis

 # Calculated inline with FY 2026 approach and accordingly revised FY 2025 numbers

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the Principles during the financial year:

S. No.	Total number of awareness programmes held	Topics/principles covered under the training	Percentage of value chain partners covered (by value of business done with such partners) under the awareness programmes
1	426	Defensive Driving training & road safety awareness	99.9
2	4	ESG Capability Building for Strategic Suppliers	100
3	8	ESG Capability Building programme during supplier summits	17

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

Yes. The Company has a Conflict-of-Interest Policy which lays down the principles and standards that govern the actions of the Company including its subsidiaries, joint ventures and its directors, officers and employees (full-time or part time, contract employees and consultants). This Policy provides guidance for recognising, reporting and resolution of any actual, potential or perceived conflict of interest.

Further, as part of the governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. In case any director is getting appointed or associated with any new organisation, such director makes a proactive disclosure of his association with the new organisation to the Chairman and the Company Secretary. The said disclosure is placed before the next meeting of the Nomination, Governance and Compensation Committee (NGCC) for reviewing the conflict or potential conflict of the situation of such director, if any, with the Company after being associated with the new organisation. The Director's disclosures are also placed before the Board and conflict of interest, if any, is discussed and reviewed by the Board. The Board collectively is responsible for decision-making on the conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

Essential Indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

	FY 2025-26	FY 2024-25	Details of improvements in environmental and social impacts
R&D	100	100	R&D expenditure in various technologies is focused on improving the social impacts of our products/processes
Capex	2.0	2.0	Reduction in usage of energy. Reduction of freshwater footprint in facilities by implementing water efficiency improvement/operational excellence projects, and technology interventions in wastewater treatment plant. Safety of employees and stakeholders. Facilities for using alternate fuels.

2. a. Does the entity have procedures in place for sustainable sourcing? (Yes/No)

Yes, the Company has procedures in place for sustainable and responsible sourcing.

b. If yes, what percentage of inputs were sourced sustainably?

100% of our inputs are sourced from suppliers who abide by our Third Party Code of Conduct. Our Third Party Code of Conduct has a clear policy on sustainability requirements.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.

(a) Plastics (including packaging) (b) E-waste (c) Hazardous waste (d) Other waste	The Company has waste management systems in place at all its facilities, built on the principles of prevention, recovery, and responsible disposal. Plastic waste is either recycled or co-processed based on the type of waste generated. E-waste is routed through authorised disposal channels. Non-hazardous waste, including glass, metal scrap, wood waste, construction & demolition waste ,general waste and boiler ash etc. is channelled to authorised recyclers, brick manufacturers, and cement plants.Approximately 98% of global waste generated is diverted to recycle/reuse/other recovery and the remaining 2% is sent to landfill. We also monitor the waste management in further value chain wherein all our expired products are incinerated at authorised destruction vendor.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.

Yes, we work in compliance with India's Plastic Waste Management Rules, 2016 (subsequent abatements) and the Extended Producer Responsibility (EPR) guidelines. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB). During the year FY2026, we have collected 2,642 tonnes of waste and disposed off in environment-friendly manner as per the EPR requirements.

Leadership Indicators

1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details.

Yes, we have completed LCA of eight of our products; 5 Active Pharmaceutical Ingredient (API) and 3 formulations products during the year FY 2026.

S. No.	NIC Code	Name of Product/ Service	%age of total turnover contribute	Boundary for which the Life Cycle Perspective/ Assessment was conducted	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	If yes, provide the web-link
1	21009	Belumosudil	2.7%	Cradle to gate	Yes	Yes	https://www.drreddys.com/cms/sites/default/files/2026-06/PwCxDRL_Consolidated_LCA%20Report_8_Products_Web_upload.pdf
2	21009	Valsartan/Sacubitril		Cradle to gate	Yes	Yes	
3	21009	Ramipril		Cradle to gate	Yes	Yes	
4	21009	Pregabilin		Cradle to gate	Yes	Yes	
5	21009	Omeprazole USP		Cradle to gate	Yes	Yes	
6	21009	Omeprazole-40 mg		Cradle to gate	Yes	Yes	
7	21009	Metoprolol		Cradle to gate	Yes	Yes	
8	21009	Atorvastatin		Cradle to gate	Yes	Yes	

2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.

Action taken to mitigate significant social or environmental concerns and/or risks arising from production or disposal of products/services		
Name of the product/service	**Description of the risk/concern**	**Action taken**
There were no significant social or environmental concerns raised from the LCA analysis of our eight products; 5 APIs and 3 formulations.		

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Not applicable. As in the pharmaceutical industry we can't use recycled or reused input materials in the manufacturing process due to its nature of products. However, in some of our operations, we recover the spent solvent through solvent recovery system and reuse the same in our operations.

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format:

	FY 2025-26			FY 2024-25		
	Re-used	Recycled	Safety disposed	Re-used	Recycled	Safety disposed
Plastics (including packaging)	0	0	0	0	0	0
E-waste	0	0	0	0	0	0
Hazardous waste- Expired Product	0	0	825 tonnes	0	0	813 tonnes
Other waste	Cold boxes- 76,885 units	0	0	Cold boxes- 10,105 units	0	0

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

S. No.	Indicate product category	Reclaimed products and their packaging materials as %age of total products sold in respective category
1	Cold boxes	92% of these boxes are reused at CFA or stockist level

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Essential Indicators

1. a. Details of measures for the well-being of employees:

Category	Total	% of employees covered by									
		Health insurance		Accident insurance		Maternity Benefit		Paternity Benefit		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent Employees											
Male	21,789	19,067	87.5	19,597	89.9	-	0	21,789	100	21,789	100
Female	5,735	2,957	51.6	3,303	57.6	5,735	100	-	0	5,735	100
Other	3	3	100	3	100	-	-	-	-	3	100
Total	**27,527**	**22,027**	**80.0**	**22,903**	**83.2**	**5,735**	**20.8**	**21,789**	**79.1**	**27,527**	**100**
Other than Permanent Employees											
Male	6,169	30	0.48	30	0.48	-	0	205	3.32	205	3.32
Female	3,027	70	2.3	70	2.3	25	0.83	-	0	25	0.83
Other	3	3	100	3	100	-	-	-	-	3	100
Total	**9,199**	**103**	**1.1**	**103**	**1.1**	**25**	**0.27**	**205**	**2.23**	**233**	**2.53**

b. Details of measures for the well-being of workers:

Category	Total	% of workers covered by									
		Health insurance		Accident insurance		Maternity Benefit		Paternity Benefit		Day Care Facilities	
		No.	%	No.	%	No.	%	No.	%	No.	%
Permanent Workers											
Male	542	411	75.8	415	76.6	-	0	542	100	542	100
Female	22	18	81.8	18	81.8	22	100	-	0	22	100
Other	0	0	0	-	-	-	-	-	-	-	-
Total	**564**	**429**	**76.1**	**433**	**76.8**	**22**	**3.90**	**542**	**96.10**	**564**	**100**
Other than Permanent Workers*											
Male	4,246	-	-	-	-	-	-	-	-	-	-
Female	951	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total	**5,197**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

** The Company follows a decentralized approach for the assessment and reporting of well-being metrics pertaining to 'Other than Permanent Workers'. Such information is maintained and managed by the respective vendors in their own records.*

c. Spending on measures towards well-being of employees and workers (including permanent and other than permanent)

	FY 2025-26	FY 2024-25
Cost incurred on well-being measures as a % of total revenue of the company*	1.98%	1.70%

**Based on standalone basis*

2. Details of retirement benefits, for Current FY and Previous FY

Benefits	FY 2025-26			FY 2024-25		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF	100	100	Yes	100	100	Yes
Gratuity	100	100	NA	100	100	NA
ESI	1.8	0	Yes	2.0	0	Yes
Others – Superannuation	2.9	NA	Yes	3.0	NA	Yes

3. Accessibility of workplaces: Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or elevators to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises. We conduct audits for physical and digital accessibility and remedial steps are being followed to enable people with disabilities further. An Employee Resource Group (ERG) for people with disabilities has been established to support and enable inclusion further within our workplace. Regular sensitisation of employees are conducted in partnership with Dr. Reddy's Foundation when people with disabilities are hired in the organisation.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

Yes. The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by fostering diversity in the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity in our workforce and thus encourage and nurture talent within the organisation. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf.

Further, the Equal Employment Opportunity (EEO) Statement states that Dr. Reddy's maintains a work environment, that is free from discrimination, and is an equal opportunity employer. We are committed to employ and nurture all qualified diverse workforce without regard to race, colour, religion, national origin, sex, age, disability status, genetics, sexual orientation, gender identity or expression, marital status, citizenship or any other characteristic or classification protected by the applicable law(s) of the countries we operate in. We apply these principles in all aspects of employment, including recruitment, hiring, placement, promotion, termination, lay off, transfer, leaves of absence, training and compensation. The Company assures all employees that no individual filing a complaint will be discriminated against, as a result of their complaint. The policy is available at the Company's career website at: https://careers.drreddys.com/#!/#eeo-statement.

5. Return to work and Retention rates of permanent employees and workers that took parental leave.

Gender	Permanent Employees		Permanent Workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	91.4%	89.9%	Nil	Nil
Female	93.5%	92.8%	Nil	Nil
Other	-	-	-	-
Total	**91.9%**	**90.5%**	**-**	**-**

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

	Yes/No	If Yes, then give details of the mechanism in brief
Permanent workers	Yes	The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) applicable to employees and third parties, to report concerns on actual or suspected violations of the code or any applicable laws and regulations. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. The policy provides avenues to report concerns directly to the Compliance Team. Refer link of the policy and reporting channels separately mentioned below. Ombudsperson Policy Link: https://www.drreddys.com/cms/cms/sites/default/files/2021-12/Ombudsperson.pdf Ombudsperson reporting channel website link: https://drreddys.ethicspoint.com/
Other than permanent workers	Yes	
Permanent employees	Yes	
Other than permanent employees	Yes	

7. Membership of employees and worker in association(s) or Unions recognised by the Company:

Category	FY 2025-26			FY 2024-25		
	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%	Total employees/ workers in respective category	No. of employees/ workers in respective category, who are part of association(s) or union	%
Total permanent employees	**27,527**	**0**	**0**	**26,944**	**0**	**0**
Male	21,789	0	0	21,298	0	0
Female	5,735	0	0	5,642	0	0
Other	3	0	0	4	0	0
Total permanent workers	**564**	**432**	**76.6**	**573**	**434**	**75.7**
Male	542	414	76.4	552	416	75.4
Female	22	18	81.8	21	18	85.7
Other	0	0	0	0	0	0

8. Details of training given to employees and workers:

Category	FY 2025-26					FY 2024-25				
	Total	On health and safety measures		On skill upgradation		Total	On health and safety measures		On skill upgradation	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Male	21,789	17,145	78.6	21,270	97.6	21,298	9,850	46.3	20,522	96.4
Female	5,735	2,790	48.6	5,512	96.1	5,642	2,308	40.9	5,358	94.9
Other	3	3	100	3	100	4	4	100	4	100
Total	**27,527**	**19,938**	**72.4**	**26,785**	**97.30**	**26,944**	**12,162**	**45.1**	**25,884**	**96.1**
Workers										
Male	542	335	61.8	404	74.5	552	284	51.5	356	64.5
Female	22	1	4.5	22	100	21	18	85.7	18	85.7
Other	0	0	0	0	0	0	0	0	0	0
Total	**564**	**336**	**59.6**	**426**	**75.5**	**573**	**302**	**52.7**	**374**	**65.3**

Note - The above table doesn't contain the trainings provided to contract workmen. For Contract workmen trainings are imparted at three levels:

1. general safety training

2. job-specific training

3. daily safety briefing before start of the particular task 100% contract workmen undergo safety training.

9. Details of performance and career development reviews of employees and worker:

Category	FY 2025-26			FY 2024-25		
	Total	Nos.	%	Total	Nos.	%
Employees						
Male	21,789	20,993	96.3	21,298	19,853	93.2
Female	5,735	5,612	97.8	5,642	5,040	89.3
Other	3	3	100	4	4	100
Total	**27,527**	**26,608**	**96.7**	**26,944**	**24,897**	**92.4**
Workers						
Male	542	536	98.9	552	540	97.9
Female	22	22	100	21	21	100
Other	0	0	0	0	0	0
Total	**564**	**558**	**98.9**	**573**	**561**	**97.9**

10. Health and safety management system:

a. Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). If yes, the coverage such system?

Yes, we have implemented an occupational health and safety management system. All our Indian manufacturing facilities are certified under ISO 45001. Our internal OHS management system covers 100% of our entity which includes both regular employees and contractors.

b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We have developed a guidance document which provides the course on how to identify, evaluate safety, health & environment risks and reduce them to an acceptable level by strengthening existing control and or incorporating additional controls for all the activities within premises of the organisation. The guidelines clearly outlines the processes, roles and responsibilities. We have implemented various tools like JSA, HIRA, Process Hazard Analysis, HAZOP to identify work-related hazards and assess risk of routine and non-routine activities

c. Whether you have processes for workers to report the work related hazards and to remove themselves from such risks. (Y/N)

Yes, every department head interacts with all members on Safety matters daily through toolbox talk. In this forum, workmen actively participate and give suggestions and feedback for improvements

d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services? (Yes/ No)

Yes, Employees have access to non-occupational medical and healthcare services via the medical insurance.
Our wellness programme, My Health Index (MHI), has expanded from 2 sites in FY 2019 to 16 sites in FY 2026 and is targeted to be implemented across all our units by 2030. MHI uses digital platforms for tracking health indicators and encourages voluntary participation via newsletters, wellness activities, and targeted sessions on issues like stress, anger management, and lifestyle coaching.

11. Details of safety related incidents, in the following format

Safety Incident/Number	Category	FY 2025-26	FY2024-25
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0.16	0.03
	Workers*	0.08	0.12
Total recordable work-related injuries	Employees	19	21
	Workers*	14	20
No. of fatalities	Employees	0	0
	Workers*	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers*	0	0

** Workers means other than permanent workers*

12. Describe the measures taken by the entity to ensure a safe and healthy work place.

At Dr. Reddy's, we emphasise strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong Health and Safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our H&S performance continually.

13. Number of Complaints on the following made by employees and workers

	FY 2025-26			FY 2024-25		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year	Remarks
Working conditions	Nil	Nil	-	Nil	Nil	-
Health & Safety	Nil	Nil	-	Nil	Nil	-

14. Assessments for the year

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	100
Working conditions	100

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health & safety practices and working conditions.

Not applicable

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N).

Yes, it extends to both employees and workers.

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.

The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with extant regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability

3. Provide the number of employees / workers having suffered high consequence work related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:

Particulars	Total no. of affected employees/ workers		No. of employees/workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	FY 2025-26	FY 2024-25	FY 2025-26	FY 2024-25
Employees	0	0	0	0
Workers	0	0	0	0

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No)

Yes, the Company provides transition assistance programmes to facilitate continued employability and the management of career endings resulting from retirement or termination of employment.

5. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	The Company conducts periodic supplier risk assessments through an independent third party to strengthen its understanding of value chain risk exposure. In the last three years, 26% of global value chain partners have been assessed on multiple ESG parameters.
Working conditions	

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

We have shared corrective action reports post assessment to our strategic suppliers and we are in the process of reviewing their performance.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Essential Indicators

1. **Describe the processes for identifying key stakeholder groups of the entity.**

We consider individuals, groups, institutions, or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our process of identification and classification of the stakeholders is defined by their interest, impact and participation in operations of the Company including engagement on various environmental, social and governance matters. Delivering on stakeholder needs, interests and expectations are integral to the way we operate. We keenly listen to our stakeholders and have established various touchpoints and tools for communication, advocacy and engagement. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

2. **List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.**

S. No.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D laboratories, manufacturing locations and in the field. Our engagement ranges from discussing the Company's strategy, growth opportunities, operational execution, industry developments, employee performance and career growth opportunities, capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need-based	We engage with investors to update on the business and financial performance, Company's strategy and growth levers, potential opportunities and risks, our ESG goals/actions, and material events which may have a positive or negative impact on the performance of the Company.
3	Patients	Yes, depending on various factors such as health, income, access and others	We engage with patients through multiple assistance programs (Financial assistance, Lifestyle support, Education, counselling), Disease management and awareness initiatives. We also use different marketing channels (print, digital, social media) to inform patients about our OTC products. Customer services support are also provided to report any feedback/adverse effects from our products.	Frequent and need-based	Patient-centricity is the core tenet of our strategy. Through our customer assistance and outreach programmes, we educate, provide support, awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/ services for the patients. We address patient-related queries/feedback and any drug-related concerns. We also create awareness and breaking various myths on managing various diseases or medical treatments.
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, webinar/conferences, electronic updates, portals as well as in person visits and collaterals.	Frequent and need-based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions. Engagement also includes discussion on therapy advances, science of medicines and patient needs.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/tenders, maximise the outreach of our products and to assess customer satisfaction.
6	Suppliers & Partners	No	On-site meetings, virtual meeting, business partner's meet, supplier forums, partner events, calls, e-mail, satisfaction survey, website	Frequent/Quarterly Governance calls/ Annual meet	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasise fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices. Our supplier engagement includes capability building programmes, audit CAPA governance and tracking, business partner meets and includes discussions on our ESG goals, efficiency in manufacturing, stronger quality management practices, human rights policies and standards, and working together to advance our sustainability agenda.

S. No.	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group	Channels of communication	Frequency of engagement	Purpose and scope of engagement including key topics and concerns raised during such engagement
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, audits, representations, filings and submissions.	Need based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy-makers, our engagement aims to understand and discuss matters pertaining to the industry. We do advocacy and make representations on various regulatory and policy issues to strengthen the healthcare eco-system through policy interventions and ensure timely access to quality medicines at affordable prices.
8	Community	Yes, depending on various factors such as health, income and others	Our engagement with the community includes interactions, collaborations, onsite visits and other digital channels.	Frequent and need-based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs. Additionally, we also run training, awareness and empowerment programmes. We engage with local community to understand their challenges and work for their sustainable development.
9	Third Party logistics service providers and CFAs	No	Onsite/virtual meetings, email, annual meet, training and awareness programmes	Frequent	Our engagement with third-party logistics service provider's and CFA's is to ensure safe transportation, warehousing and ensuring availability of our medicines. We also reward and recognise third-party logistics service providers for road safety practices. Through the driver management centre, we train and counsel the transporters on behavioural safety to ensure zero road accidents.
10	Contract Workforce	No	Meetings, discussions, trainings and toolbox talks	Frequent	To ensure the job assigned are performed timely and in a safe manner. We also create awareness on health, safety and environmental practices.

Leadership Indicators

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.**

   Based on the consultation and feedback received from the respective stakeholder groups, we have assessed and analysed the material topics and the same were discussed with the relevant business and functional heads. The material topics including economic, environmental and social topics requiring the attention of the Board or its Committees are thereafter placed before the relevant Board Committees and the Board during the quarterly meetings. The Board has a designated Sustainability and CSR Committee to act as the nodal committee to review ESG strategies and programmes, policies, disclosures and overall sustainability goals and progress, amongst others. Further, from an ESG perspective, various other Board Committees also review the matters within the purview of their respective charters. The respective Committees also update the Board regarding deliberations and decisions on such ESG matters. The Board also discusses and reviews such matters.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.**

   Effective engagement helps us connect stakeholder needs with organisational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them. We annually review our material topics and assess them based on any material changes in operations, geographical presence, progress on goals and targets, changes in regulations etc. In FY2025, we carried out a double materiality assessment to evaluate both the impact of our operations on society and the environment, and the influence of external events on our business and financial performance. Our internal and external stakeholders identified key material topics that are likely to impact Dr. Reddy's business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and anti-corruption. These topics have been considered in the list of Dr. Reddy's action areas and our sustainability framework.

3. **Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups.**

   Patients: We have various patient assistance programmes for patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions. In India,we support patients through the Sparsh patient assistance program. In the U.S., we offer co-pay savings programa for eligible patients for multiple products.

   Community: We implement several CSR programmes in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalised sections of communities. The Company's various CSR projects are carried out by Dr. Reddy's Foundation, Naandi Foundation, Nice Foundation, Roshni Trust etc. The approach taken by Dr Reddy's is deeply rooted in ground realities. Projects are planned after constructive dialogue with stakeholders, thorough understanding of the community's expectations and some programmes are shaped through comprehensive Need Assessment Studies. The programes are executed bases the outcomes of these engagements and thereby create significant impact.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Essential Indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

Category	FY2025-26			FY2024-25		
	Total	No. of employees/ workers covered	%	Total	No. of employees/ workers covered	%
Employees						
Permanent	27,527	25,996	94.4	26,944	24,221	89.9
Other than permanent	9,199	1,991	21.6	8,037	756	9.4
Total	**36,726**	**27,987**	**76.2**	**34,981**	**24,977**	**71.4**
Workers						
Permanent	564	426	75.5	573	299	52.2
Other than permanent	-	-	-	-	-	-
Total	**564**	**426**	**75.5**	**573**	**299**	**52.2**

2. Details of minimum wages paid to employees and workers, in the following format:

	FY2025-26					FY2024-25				
	Total	Equal to Minimum Wage		More than Minimum Wage		Total	Equal to Minimum Wage		More than Minimum Wage	
		Nos.	%	Nos.	%		Nos.	%	Nos.	%
Employees										
Permanent	**27,527**	**0**	**0**	**27,527**	**100**	**26,944**	**0**	**0**	**26,944**	**100**
Male	21,789	0	0	21,789	100	21,298	0	0	21,298	100
Female	5,735	0	0	5,735	100	5,642	0	0	5,642	100
Others	3	0	0	3	100	4	0	0	4	100
Other than Permanent	**9,199**	**0**	**0**	**9,199**	**100**	**8,037**	**0**	**0**	**8,037**	**100**
Male	6,169	0	0	6,169	100	5,199	0	0	5,199	100
Female	3,027	0	0	3,027	100	2,838	0	0	2,838	100
Others	3	0	0	3	100	0	0	0	0	100
Workers										
Permanent	**564**	**0**	**0**	**564**	**100**	**573**	**0**	**0**	**573**	**100**
Male	542	0	0	542	100	552	0	0	552	100
Female	22	0	0	22	100	21	0	0	21	100
Others	0	0	0	0	0	0	0	0	0	0
Other than Permanent*	**5,197**	**3,776**	**72.6**	**1,421**	**27.3**	**8,752**	**0**	**0**	**8,752**	**100**
Male	4,246	2,965	69.8	1,281	30.2	7,549	0	0	7,549	100
Female	951	811	85.3	140	14.7	1,203	0	0	1,203	100
Others	0	0	0	0	0	0	0	0	0	100

**Pertains to Global Manufacturing Operations (GMO) India, and contains perennial, intermittent, and projects manpower.*

3. Details of remuneration/ salary/ wages

a. Median remuneration/ wages

	Male		Female		Other	
	Number	Median remuneration/ salary/ wages of respective category (INR Million)	Number	Median remuneration/ salary/ wages of respective category (INR Million)	Number	Median remuneration/ salary/ wages of respective category (INR Million)
Board of Directors (BoD)	7	22.14	3	19.77	0	0
Key Managerial Personnel (KMP)[1]	3	72.48	0	0	0	0
Employees other than BoD and KMP	21,784	0.75	5,735	0.97	0	0
Workers*	414	0.88	18	0.93	0	0

[1] Mr. G V Prasad, Co-Chairman and Managing Director of the Company, is a Key Managerial Personnel and has been included under heading BoD, therefore, not included under heading KMP

** For India workers only*

b. Gross wages paid to females as a % of total wages paid by the entity, in the following format:

	FY 2025-26	FY 2024-25
Gross wages paid to females as a % of total wages	25%	27%

4. Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/No)

Yes, we have a focal point responsible for addressing human rights impacts or issues caused or contributed to by the business.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of Dr. Reddy's for the purpose of compliance with the Ombudsperson Policy. All human rights issues are investigated by designated investigator under guidance from CCO. Based on findings, suitable opportunity of being heard is provided to alleged person before concluding on the case. Any Corrective and Preventive action (CAPA) identified through discussion with business stakeholders and all CAPAs are tracked till closure.

6. Number of Complaints on the following made by employees and workers:

	FY 2025-26			FY 2024-25		
	Filed during the year	Pending resolution at the end of the year	Remarks	Filed during the year	Pending resolution at the end of the year#	Remarks
Sexual Harassment	21	6	-	15	4	-
Discrimination at workplace	124	17	-	134	24	-
Child Labour	-	-	-	-	-	-
Forced labour/ Involuntary labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

 # Number of complaints classified as "pending resolution at the close of the year" for FY 2024-25 were closed in FY 2026

7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, in the following format:

Particulars	FY 2025-26	FY 2024-25
Total Complaints reported under Sexual Harassment on of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	21	15
Complaints on POSH as a % of female employees / workers	0.4	0.2
Complaints on POSH upheld	17	9

8. **Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases.**

Dr. Reddy's policy on Ombudsperson as well Non-retaliation also supports the Company values and "Speak Up" culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, Dr. Reddy's follows a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company.
A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation.

9. **Do human rights requirements form part of your business agreements and contracts? (Yes/No)**

Yes, human rights requirements form a part of our business agreements and contracts.

10. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	100%
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others –please specify	

11. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above.**

Not applicable, as no risks/concerns observed across the above parameters as stated in question 10 above.

Leadership Indicators

1. **Details of a business process being modified / introduced as a result of addressing human rights grievances/ complaints.**

Business process were not modified/introduced as result of addressing human rights grievances/complaints, as no concerns/risks were observed.

2. **Details of the scope and coverage of any Human rights due-diligence conducted.**

We have a due diligence process under which human rights due diligence are conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the identified issues include child labour, forced labour, discrimination, harassment, collective bargaining and freedom of association. We evaluate the human rights risks associated with our Indian facilities using the SA8000 standard and other internal protocols.

3. **Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?**

Yes. The premises/offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed
Child labour	The Company conducts periodic supplier risk assessments through an independent third party to strengthen its understanding of value chain risk exposure. In the last three years, 26% of global value chain partners have been assessed on multiple ESG parameters
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others –please specify	

5. **Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.**

Not applicable, as no risks/concerns observed across the above parameters as stated in question 4 above.

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Essential Indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format:

Parameter	FY 2025-26	FY 2024-25
From renewable sources (in GJ)		
Total electricity consumption (A)	5,91,761 # 13,48,931 @	7,74,675# 12,78,018@
Total fuel consumption (B)	18,42,341	14,39,682
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C) (in GJ)	24,34,102 # 31,91,272 @	22,14,357# 27,17,699@
From non-renewable sources (in GJ)		
Total electricity consumption (D)	10,57,063 # 2,99,893 @	9,93,566# 4,90,223@
Total fuel consumption (E)	11,58,667	15,45,900
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	22,15,730# 14,58,560 @	25,39,466# 20,36,124@
Total energy consumed (A+B+C+D+E+F)	46,49,832	47,53,823
Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations) GJ / ₹ Million[1]	13.8	14.6
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed/Revenue from operations adjusted for PPP) GJ/Revenue adjusted to PPP[2]	281.5	301.7
Energy intensity in terms of physical output (GJ/Tonne of Product)	318.4	298.8
Energy intensity (optional) – the relevant metric may be selected by the entity	-	-

1 Revenue as per IFRS consolidated financials for FY2026 & FY2025

2 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND

 # Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass & ISTS

@ Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass, ISTS IRECs & ISTS green attributes.

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

We have no sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India.

3. Provide details of the following disclosures related to water, in the following format:

Parameter	FY 2025-26	FY 2024-25
Water Withdrawal by source (In kilolitres)		
(i) Surface water [1]	90,249	75,761
(ii) Groundwater	6,56,117	9,19,495
(iii) Third party water	3,20,737	3,45,750
(iv) Seawater / desalinated water	2,41,085	0
(v) Others (Municipal)	7,65,010	7,82,104
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	20,73,198	21,23,116
Total volume of water consumption (in kilolitres)	19,56,215	1,973,220
Water intensity per rupee of turnover (Total water consumption / Revenue from operations) (KL/ INR Million*)	5.82	6.06
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption / Revenue from operations adjusted for PPP) (KL/Revenue adjusted to PPP#)	118.44	125.23
Water intensity in terms of physical output (KL/Tonne of Product)	133.95	128.71
Water intensity (optional) – the relevant metric may be selected by the entity	-	-

** Revenue as per IFRS Consolidated for FY2026 and FY2025*

 # PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

1 Rainwater Harvested

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

4. Provide the following details related to water discharged:

Parameter	FY 2025-26	FY 2024-25
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	471
(ii) To Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) To Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment: Primary treatment	1,16,983	1,49,425
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**1,16,983**	**1,49,896**

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

Yes, the Company has implemented Zero Liquid Discharge facilities across all its chemical technical operations and formulations plants in India, with the exception of one site. The ZLD approach is operational at 16 global manufacturing facilities, where all wastewater is treated, contaminants are reduced to solids, and the treated water is channelled back for use in utilities. No untreated wastewater effluent is discharged from any of these facilities. The remaining sites discharge after primary treatment to Common Effluent Treatment Plants (CETP) for further treatment. We comply with prescribed regulatory limits for parameters including TDS, pH, BOD, and COD.

6. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format:

Parameter	Please specify unit	FY 2025-26	FY 2024-25
NOx	Metric tonnes	202.01	155.66
SOx	Metric tonnes	151.14	209.67
Particulate matter (PM)	Metric tonnes	85.47	100.12
Persistent organic pollutants (POP)		NA	NA
Volatile organic compounds (VOC)		NA	NA
Hazardous air pollutants (HAP)		NA	NA
Others – please specify		NA	NA

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity, in the following format:

Parameter	Unit	FY 2025-26	FY 2024-25
Total Scope 1 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available)	Metric tonnes of CO2 equivalent	1,16,841	1,42,772
Total Scope 2 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available) (Market based)	Metric tonnes of CO2 equivalent	57,977	94,690
Total Scope 1 and Scope 2 emission intensity per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations) (Market Based)	MT/₹ Million [1]	0.52	0.73
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions/Revenue from operations adjusted for PPP) (Market Based)	MT/Revenue adjusted to PPP [2]	10.58	15.1
Total Scope 1 and Scope 2 emission intensity in terms of physical output (Market Based)	MT/tonne of product	11.97	14.9
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity		-	-

1 Revenue as per IFRS consolidated financials for FY2026 & FY2025

2 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note – Total Scope 1 & 2 Emissions of FY2026 (Location based) is 3,15,079 Metric tonnes of CO2 Equivalent; Total Biogenic Emissions of FY2026 is 1,57,178 Metric tonnes of CO2 Equivalent

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

8. Does the entity have any project related to reducing Green House Gas emission? If yes, then provide details.

Yes, the Company has a comprehensive decarbonisation programme in place, structured around three key levers:

- Renewable Power Transition: The Company has transitioned to ISTS-based captive renewable power supply through joint ventures, with all new contracts carrying 25-year tenures. The renewable energy share in FY 2025-26 stood at 78%.
- Fuel Transition: All primary operating boilers across the manufacturing network have been converted from coal to biomass, briquettes, or piped natural gas.
- Energy Efficiency: Key initiatives include deployment of HHO technology to improve boiler efficiency, enhancement of steam condensate recovery, installation of Closed-Circuit Reverse Osmosis systems, and full digitalisation and automation of Zero Liquid Discharge operations at select facilities.

For more information on GHG reduction initiatives, refer “Building a Greener Tomorrow” section of Integrated Annual Report FY 26.

9. Provide details related to waste management by the entity, in the following format

Parameter	FY 2025-26	FY 2024-25
Total Waste generated (in metric tonnes)		
Plastic waste (A)	444.60	450.37
E-waste (B)	40.18	16.24
Bio-medical waste (C)	290.31	239.3
Construction and demolition waste (D)	6,728.98	17,852.4
Battery waste (E)	107.71	86.68
Radioactive waste (F)	0	0
Other Hazardous waste. Please specify, if any. (G)	48,037.97	49,847.8
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector) 1	56,057.80	44,184.3
Total (A+B + C + D + E + F + G + H)	**1,11,707.5**	**1,12,677.1**
Waste intensity per rupee of turnover (Total waste generated/Revenue from operations) MT/ ₹ Million 2	0.33	0.35
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP) MT/Revenue adjusted to PPP3	6.76	7.2
Waste intensity in terms of physical output (MT/Tonne of Product)	7.6	7.1
Waste intensity (optional) – the relevant metric may be selected by the entity	-	-
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste		
(i) Recycled	77,116.50	65,308.02
(ii) Re-used	8,495.22	10,720.9
(iii) Other recovery operations (Co-processing/Pre-processing)	23,522.04	35,870.3
Total	**109,133.76**	**111,899.2**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste		
(i) Incineration	465.17	774.64
(ii) Landfilling	1490.78	3.3
(iii) Other disposal operations	0	0
Total	**1955.95**	**777.94**

1 Non Hazardous waste includes steel scrap, metal scrap, wood waste, ash, waste shippers, copper cables, aluminium trays, general office waste,construction & demolition waste, paper, cardboard, glass, etc.

2 Revenue as per IFRS Consolidated for FY2026 and FY2025

3 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note - Waste generated from Offices and one new facility is excluded

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

The Company has waste management systems in place at all its facilities, built on the principles of prevention, recovery, and responsible disposal.

Plastic waste is either recycled or co-processed based on the type of waste generated. E-waste is routed through authorised disposal channels. Non-hazardous waste, including glass, metal scrap, wood waste, construction & demolition waste ,general waste and boiler ash etc. is channelled to authorised recyclers, brick manufacturers, and cement plants. Approximately 98% of global waste generated is diverted to recycle/reuse/other recovery and the remaining 2% is sent to landfill.

Waste reduction is pursued through both technological interventions and ongoing operational initiatives, including sustainable packaging, waste source segregation, and process optimisation.

11. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format:

S. No.	Location of operations/ offices	Type of operations	Whether the conditions of environmental approval / clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any.
Nil			

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year.

Name and brief details of project	EIA Notification No.	Date	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
Nil					

13. Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N). If not, provide details of all such non-compliances, in the following format:

Yes, the Company is compliant with the applicable environmental law/regulations/guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act and Environment Protection Act and rules thereunder.

Sl. No.	Specify the law/regulation/ guidelines which was not complied with	Provide details of the non-compliance	Any fines/penalties/action taken by regulatory agencies such as pollution control boards or by courts	Corrective action taken, if any
Nil				

Leadership Indicators

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres):

For each facility / plant located in areas of water stress, provide the following information:

(i) Name of the area: Hyderabad, Pydibhimavaram

(ii) Nature of operations: Manufacturing and R&D

(iii) Water withdrawal, consumption and discharge:

Parameters	FY 2025-26	FY2024-25
Water withdrawal by source (in kilolitres)		
(i) Surface water[1]	61,800	63,720
(ii) Groundwater	2,68,553	4,48,675
(iii) Third-party water	3,08,638	316,180
(iv) Seawater/desalinated water	2,41,085	0
(v) Others	4,87,303	4,62,904
Total volume of water withdrawal (in kilolitres)	13,67,379	12,91,479
Total volume of water consumption (in kilolitres)	13,55,133	12,83,336
Water intensity per rupee of turnover (Water consumed/turnover) KL/₹ Million*	4.03	3.94
Water intensity (optional) – the relevant metric may be selected by the entity	-	-
Water discharged by destination and level of treatment (in kilolitres)		
(i) Into Surface water		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(ii) Into Groundwater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iii) Into Seawater		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
(iv) Sent to third-parties		
- No treatment	0	0
- With treatment – please specify level of treatment[2]	12,246	8,144
(v) Others		
- No treatment	0	0
- With treatment – please specify level of treatment	0	0
Total water discharged (in kilolitres)	**12,246**	**8,144**

1 Rainwater harvested

2 Primary treatment

** Revenue as per IFRS Consolidated for FY2026 and FY2025*

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

2. Please provide details of total Scope 3 emissions & its intensity, in the following format:

Parameter	Unit	FY 2025-26	FY 2024-25
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	780,738	845,849
Total Scope 3 emissions per rupee of turnover	MT/₹ Million [1]	47.3	2.6
Total Scope 3 emission intensity adjusted for PPP	MT/Revenue adjusted to PPP[2]	-	-

1 Revenue as per IFRS Consolidated for FY2026 & FY2025

2 PPP – IMF conversion factors for FY2026: 20.34 and FY2025: 20.66 (Source - https://www.imf.org/external/datamapper/PPPEX@WEO/OEMDC/IND)

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, independent assurance was carried out by DNV Business Assurance India Private Limited .

3. **With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities.**

Not applicable

4. **If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:**

Sl. No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along with summary)	Outcome of the initiative
1	Low Temperature Evaporator (LTE)	Deployed in wastewater treatment facilities replacing conventional Multiple Effect Evaporators (MEE).	Reduced energy consumption in terms of steam and electricity while improving effluent treatment efficiency
2	Digitalisation and Automation of ZLDs	Complete automation and digitalisation of effluent treatment at two plants.	Approximately 30–40% optimisation in chemical consumption, steam consumption, and power consumption
3	HHO Technology	Hydrogen and oxygen generated from water are fed into the biomass combustion chamber to enhance combustion in boilers.	Improved combustion efficiency and approximately 10% improvement in overall boiler efficiency, reducing fuel consumption
4	Closed-Circuit Reverse Osmosis (CCRO)	As a replacement for conventional RO systems	Approximately 30–40% reduction in energy consumption compared to conventional RO systems
5	Membrane Bioreactors (MBR)	Introduced across four ZLD facilities and two sewage treatment plants to improve treated water quality	Enhanced performance of downstream RO systems and improved overall water recovery efficiency
6	Sludge Dryers	Implemented at four facilities in wastewater treatment plant.	Reduction of sludge moisture content to below 10%, reducing waste volume for disposal
7	RO System replacing Softener	Conventional water softeners replaced with reverse osmosis systems at select facilities	Reduced TDS load on ZLD systems and eliminated sodium chloride consumption for softener regeneration
8	Steam Condensate Recovery Enhancement	Enhanced recovery systems deployed across multiple sites, improving recovery from approximately 50–55% to 80%	Increased boiler feed water temperature from 50–55°C to 75–80°C, reducing both fuel and freshwater consumption

5. **Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.**

Yes. Dr. Reddy's has adopted a resilience strategy focused on maintaining continuity of operations in the face of planned or unplanned disruptions across its manufacturing facilities, IT infrastructure, and supply chain. As part of its pursuit of operational excellence, the Company has undertaken several change management initiatives across the organisation, spanning information technology and automation in manufacturing, research and development, supply chain, and shared services. These efforts are complemented by continuous strengthening of data resiliency across the enterprise.

6. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.**

There is no significant adverse environmental impact arising from the Company's value chain partners. 100% of critical and strategic suppliers hold valid consent for air, water, and waste management.

In addition, the Company measures its Scope 3 emissions to identify and address emission hotspots across the value chain. Key initiatives to reduce the value chain carbon footprint include shifting freight from air to sea transport, optimising truck loadability through improved planning to reduce the number of trips required, encouraging dedicated transporters to transition from diesel to CNG vehicles, and conducting supplier engagement programmes to support partners in undertaking their own emission reduction projects.

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

The Company conducts periodic supplier risk assessments through an independent third party to strengthen its understanding of value chain risk exposure. In the last three years, 26% of global value chain partners have been assessed on multiple ESG parameters. Suppliers are categorised as high, medium, or low risk based on the assessment outcomes, with high-risk suppliers subject to field audits and corrective action plans that are actively tracked. A supplier maturity assessment framework is in place to evaluate significant suppliers, covering 80% of procurement spend, against defined environmental and social requirements.

8. **How many Green Credits have been generated or procured:**

a. By the listed entity- Nil

b. By the top ten (in terms of value of purchases and sales, respectively) value chain partners- Nil

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

Essential Indicators

1. a. **Number of affiliations with trade and industry chambers/ associations.**

The Company is affiliated with 8 trade and industry chambers/associations

1. b. **List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to**

S. No.	Name of the trade and industry chambers/associations	Reach of trade and industry chambers/ associations (State/National/International)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Indian Pharmaceutical Alliance	National
3	National Accreditation Board for Certification Bodies	National
4	Federation of Indian Chambers of Commerce & Industry	National
5	The Life Sciences Advisory Committee	State
6	International Generic and Biosimilar Medicines Association	International
7	Pharmaceutical Supply Chain Initiative (PSCI)	International
8	Asia Business Council	International

2. **Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.**

Name of Authority	Brief of the Case	Corrective Action Taken
	Nil	

Leadership Indicators

1. **Details of public policy positions advocated by the entity:**

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
1	Making representation to the Securities and Exchange Board of India/Ministry of Corporate Affairs on various proposed changes in law in the larger economic interest of the common good	Representation made directly or through industry chambers/associations	No	The Board reviews on quarterly basis	No

S. No.	Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of Review by Board	Web Link, if available
2	Advocacy and support for policies and regulatory framework that support R&D and intellectual property protections	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
3	Policy advocacy to help make medicines more affordable and accessible	Representation made directly or through industry chambers/associations	No	The Board reviews on need basis	No
4	Policy advocacy on reduction in counterfeiting & non-standard quality drugs, Uniform Code of Pharmaceuticals Marketing Practices	IPA (Indian Pharmaceutical Alliance)	No	The Board reviews on need basis	https://www.ipa-india.org/
5	Proactively engage with lawmakers and policymakers on laws and regulations that address the issues faced by Pharma Industries for common good	Representation made directly or through industry chambers/associations	Yes	The Board reviews on need basis	No

The Company works closely with various trade and industry associations. This includes industry representations to the government and/or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocate any policy change to benefit itself or a select few. We have also actively participated in several notable industry events and forums lending our voice and perspectives to shape a holistic healthcare ecosystem.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

Essential Indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web link
During the year ended FY2026, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment					

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not Applicable

3. Describe the mechanisms to receive and redress grievances of the community.

Most of the activities are carried out in discussion and agreement with the community members. In case of any grievances, the community leaders can reach out to the Company's point of contact (POC) at each of the units. The POC is directly and easily accessible to the community to address any concerns that may arise. Depending on the nature of complaint, relevant stakeholders are engaged to resolve any issue.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers:

Parameters[1]	FY 2025-26	FY 2024-25
Directly sourced from MSMEs/small producers	5.3	5.2*
Directly from within India	71.5	72.7*

[1] Disclosure of materials sourced for India

**calculated in line with FY 2026 basis*

5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis) in the following locations, as % of total wage cost

Location [1]	FY 2025-26	FY 2024-25
Rural	7	8
Semi-urban	9	2
Urban	9	10
Metropolitan	76	80

(Place to be categorised as per RBI Classification System - rural/semi-urban/urban/metropolitan)

1 Permanent employees at our India locations have been considered

Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above):

Details of negative social impact identified	Corrective action taken
During the year ended FY2026, there were no new projects/capacity expansion of existing projects which require Environmental Clearance or Social Impact Assessment	

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies:

S. No.	State	Aspirational District	Amount spent (In INR)
1	Jharkhand	Ranchi	28,42,459
2	Maharashtra	Dharashiv	37,451
3	Maharashtra	Gadchiroli	7,214
4	Maharashtra	Nandurbar	21,603
5	Maharashtra	Washim	1,233
6	Andhra Pradesh	Alluri Sitaramaraju	67,95,037
7	Telangana	Raichur	19,45,734

3. (a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized /vulnerable groups? (Yes/No)

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalised/vulnerable groups in our supplier qualifying criteria.

(b) From which marginalized /vulnerable groups do you procure?

Not applicable

(c) What percentage of total procurement (by value) does it constitute?

Not applicable

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge:

Nil

5. **Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.**

   Not applicable

6. Details of beneficiaries of CSR Projects:

S. No.	CSR Projects	No. of persons benefited from CSR Projects	% of beneficiaries from vulnerable and marginalised group
1	Kallam Anji Reddy Vidyalaya (KARV)	2,243	99% of the CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
2	Kallam Anji Reddy Vocational Junior College (KAR-VJC)	761	
3	School Improvement Programme (SIP)	35,446	
4	Scholarship for Women in Science	163	
5	Support to Tribal welfare school and college	1,049	
6	Dr. Anji Reddy CAN-DO ETR grants	166	
7	Nayantha University	30	
8	Acumen Angels Program	105	
9	UPSC training to Marginalized community	100	
10	Equitable Education for Rural and Tribal Communities	1,383	
11	Strenghtning regulation Landscape	190	
12	Person with Disabiliy (PwD) skilling	836	
13	Youth skilling	2,327	
14	High Quality Health Care Skilling	846	
15	Improving the adoption ecosystem in Telangana	7,806	
16	Farmer Livelihood Project	6,000	
17	Making Integrated Transformation for Resourceful Agriculture	56,477	
18	Pradhan Mantri Internship Scheme	49	
19	Green Skill Development	127	
20	Transforming Lives through Plant Based Nutrition	19,379	
21	Reconstructive surgery for individuals with hand deformity	300	
22	Life at Door Step - Palliative Care Programme	1181	
23	Roshini Tele counselling Helpline	12,630	
24	Tharuni Swalambana Rehabilitation and Skill centre	99	
25	Community Health Intervention Program	6,56,396	
26	Strengthening Primary Health Care Services (PHC)	2,50,689	
27	Nutrition support to underpriviledged community	2,84,863	
28	HPV Vaccine for girls	500	
29	Brain mapping	NA*	
30	Mobile Health Unit	12,047	
31	Strengthening the healthcare infrastructure*	NA*	
32	NAMS*	NA*	
33	Garo green spine project	2,061	
34	Action for Climate and Environment	56,003	
35	Capacity development and awareness building initiatives in animal welfare	80	
36	Building Resilient Ecosystems for Wildlife and Communities	590	

** The work is inherently future-focused and is projected to deliver meaningful benefits to individuals over the long term*

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

Essential Indicators

1. **Describe the mechanisms in place to receive and respond to consumer complaints and feedback.**

   We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are turnaround timelines for the resolution of each type of complaint at various department levels.

2. Turnover of products and/ services as a percentage of turnover from all products/service that carry information about:

Particulars	As a percentage of total turnover
Environmental and social parameters relevant to the product	We comply with the relevant laws and regulations of the countries we operate in with respect to disclosure of information on environmental and social parameters relevant to the products. 100% of our formulation products, representing around 89% of our overall revenue, carry information about safe and responsible usage on product labelling and package inserts. Further, based on the legal requirements and guidelines in the countries of our operations, we include instructions on safe disposal of products.
Safe and responsible usage	
Recycling and /or safe disposal	

3. Number of consumer complaints in respect of the following:

Particulars	FY 2025-26			FY 2024-25		
	Received during the year	Pending resolution at the end of the year	Remarks	Received during the year	Pending resolution at the end of the year	Remarks
Data Privacy	Nil	Nil	Nil	Nil	Nil	Nil
Advertising	Nil	Nil	Nil	Nil	Nil	Nil
Cyber Security	Nil	Nil	Nil	Nil	Nil	Nil
Delivery of Essential Services	Nil	Nil	Nil	Nil	Nil	Nil
Restrictive Trade Practices	Nil	Nil	Nil	Nil	Nil	Nil
Unfair Trade Practices	Nil	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil	Nil

4. Details of instances of product recalls on account of safety issues:

Details of instances of product recalls on account of safety issues	Number	Reasons for recall
Voluntary recalls	17	NA
Forced recalls	0	NA

5. **Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy**

   Yes, we have internal policy/procedures related to Information Security Management Systems and Global Data Privacy framework which is shared with the relevant stakeholders. The policies are also available on the intranet platform of the Company

6. **Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.**

   No such incident

7. **Provide the following information relating to data breaches:**
   a. **Number of instances of data breaches:** 0
   b. **Percentage of data breaches involving personally identifiable information of customers:** Nil
   c. **Impact, if any, of the data breaches:** Nil

Leadership Indicators

1. **Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available).**

   Information relating to the products of the company is available on our website at https://www.drreddys.com. Additionally, it is also available on country-specific microsites, accessible through the globe icon on the top right corner of our website. Information related to our Active Pharmaceutical Ingredient (API) products is available in greater detail on https://api.drreddys.com/.

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and/or services.**

   All our formulation products carry information about safe and responsible usage of medicines through product labels and package inserts. This includes comprehensive information on conditions for storage and use, dosage instructions, and potential side effects. Additionally, based on the legal requirements and guidelines in the countries of our operations, we also include instructions on safe disposal of products to protect public health and minimise environmental risks.

3. **Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services.**

   During the year, there were no major disruptions of critical services of the Company. There is continual communication maintained with customers which help to identify problems before they become serious and allows both parties to work for resolution of the same. The Company's teams focus on quality and customer service, continue to strengthen our relationship and position Dr. Reddy's as a trusted partner.

4. **Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not Applicable) If yes, provide details in brief.**

   The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

5. **Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of operation of the entity or the entity as a whole?**

   The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.

CORPORATE GOVERNANCE REPORT

Dr. Reddy's Laboratories Limited ('Dr. Reddy's' or 'the Company') strongly believes that robust corporate governance is the bedrock for sustainable performance, achieve long-term corporate goals and enhance stakeholders value. The timely disclosures, transparent accounting policies coupled with a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximising long-term corporate value.

The Company's corporate governance framework is based on the following main principles:

- Appropriate composition, diversity and size of the Board, with each director bringing in key expertise in different areas;
- Proactive flow of accurate information to members of the Board and Board committees to enable effective discharge of fiduciary duties;
- Ethical business conduct by the Board, management and employees;
- Well-developed systems of internal controls, risk management and financial reporting;
- Protection and facilitation of shareholders' rights;
- Adequate, timely and accurate disclosure of all material, operational and financial information to stakeholders.

We being a global pharmaceutical company are committed to provide access to affordable and innovative medicines, driven by our purpose – **'Good Health Can't Wait'**. In pursuit of providing affordable and innovative medicines for healthier lives, we create an environment of innovation and learning while continuously reaching for higher levels of excellence in corporate governance and sustained performance.

This purpose guides our organisational decisions and anchors our every action.

The Securities and Exchange Board of India ("SEBI") regulates corporate governance norms for listed companies in India through the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"). We are in compliance with all the corporate governance norms of SEBI Listing Regulations. We are also in compliance with the applicable corporate governance Guidelines of the NYSE Listed Company Manual ("NYSE") and NSE IFSC Exchange Rules.

This chapter, together with information given in the chapters on Management Discussion and Analysis and Additional Shareholders' Information, constitute our Corporate Governance Report for FY2026.

BOARD OF DIRECTORS

The Company has an experienced, diverse, active and a well-informed Board. The Board provides leadership, strategic guidance, objective and independent views to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure. It regularly reviews the Company's governance, risk and compliance framework, business plans and organisation structure to align with the highest global standards.

The Board's responsibility includes exercising appropriate control to ensure that the Company is managed efficiently to fulfill stakeholders' aspirations, societal expectations and exercising independent judgment on corporate affairs. The Board acts in long term interests of the shareholders and other stakeholders without any conflict and makes informed decisions and exercise due care and diligence in overseeing the management of the business of the Company.

Composition

The Company has an optimum combination of Executive and Non-Executive Directors which is in conformity with Companies Act, 2013 ("the Act"), the SEBI Listing Regulations and the Corporate Governance Guidelines of the NYSE Listed Company Manual.

In accordance with Regulation 17 of the SEBI Listing Regulations, at least 50% of the Board of Directors shall comprise Non-Executive Directors, including at least one Independent Woman Director. Further, where the Chairperson of the Company is an Executive Director, at least half of the Board shall consist of Independent Directors.

The Company's Board periodically reviews its composition and size to ensure continued compliance with regulatory requirements and governance best practices.

As the Chairperson of the Company is an Executive Director, the Company is required to have at least 50% Independent Directors on its Board. Currently 80% of the Board Composition comprises the Independent Directors.

Board Independence


20%
80%

● Independent ● Non-Independent

Gender Diversity


30%
70%

● Male ● Female

As on March 31, 2026, the Board consists of 10 directors, comprising of two (2) Promoter Executive Directors, i.e. the Chairman and the Co-Chairman & Managing Director, and eight (8) Independent Directors. The Board consists of three women Independent Directors. The detailed profile of the directors is available on the company's website at https://www.drreddys.com/meet-our-leadership. More details are available in the Governance section of the Integrated Report, on page no. 66.

Further, the Board of Directors at its meeting held on May 12, 2026, approved appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Additional Director, categorized as an Independent Director, for a term of five consecutive years, effective from July 1, 2026 to June 30, 2031, not liable to retire by rotation, subject to approval of Members at this 42nd Annual General Meeting ("AGM").

Key skill/ expertise/ competencies of the Board of Directors

The Board of Directors of the Company are adequately structured to ensure Board diversity by age, gender, education/ qualification, skills, geography and industry experience. The following core skills/ expertise/ competencies, as required in the context of business were identified by the Board for its effective functioning and the same is mapped against each of the Directors. Table 1 gives details of Director's individual competence, expertise and skills. The Directors have expertise in the fields of strategy, management and governance, finance, science, technology operations, human resource, sustainability and ESG, among others.

Table 1 DETAILS OF DIRECTOR'S INDIVIDUAL COMPETENCE, EXPERTISE AND SKILLS

NAME	STRATEGY	MANAGEMENT AND GOVERNANCE	FINANCE	HUMAN RESOURCE	SCIENCE, TECHNOLOGY, OPERATIONS	SUSTAINABILITY AND ESG	INDUSTRY EXPERIENCE	DIGITAL EXPERTISE
Mr. K Satish Reddy	✓	✓	✓	✓	✓	✓	✓	✓
Mr. G V Prasad	✓	✓	✓	✓	✓	✓	✓	✓
Mr. Leo Puri	✓	✓	✓	✓	-	-	-	✓
Ms. Shikha Sharma	✓	✓	✓	✓	-	-	-	✓
Dr. K P Krishnan	✓	✓	✓	✓	-	✓	-	-
Ms. Penny Wan	✓	✓	✓	✓	-	-	✓	-
Mr. Arun M Kumar	✓	✓	✓	✓	✓	-	-	✓
Dr. Claudio Albrecht	✓	✓	✓	-	✓	✓	✓	✓
Dr. Alpna Seth	✓	✓	-	-	✓	✓	✓	-
Mr. Sanjiv Mehta	✓	✓	✓	-	✓	✓	✓	-

The Board members annually disclose to the Company the details of the directorships and memberships/chairmanships of Board Committees held by them in other companies and promptly intimate the Company of any changes therein. In addition, the Independent Directors submit annual declarations confirming that they meet the criteria of independence as prescribed under the Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015("Indian Laws"). All Independent Directors are registered with the Independent Directors' Databank, and the requisite disclosures in this regard have been received by the Company. Based on the evaluation of the disclosures, declarations, and confirmations received, the Board has formed the opinion that all the Independent Directors fulfil the conditions specified under the Indian Laws, and are independent of the management. The composition of the Board and their directorships is set out in Table 2.

Table 2 COMPOSITION OF THE BOARD AND THEIR DIRECTORSHIPS AS ON MARCH 31, 2026

NAME	POSITION/ CATEGORY	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DETAILS OF DIRECTORSHIPS IN OTHER COMPANIES AS PER SECTION 165 OF COMPANIES ACT, 2013		OTHER DIRECTORSHIPS[2]	COMMITTEE MEMBERSHIPS[3]	CHAIRMANSHIP IN COMMITTEES[3]	DIRECTORSHIPS IN OTHER LISTED ENTITIES[5]
				PUBLIC COMPANIES[1]	PRIVATE COMPANIES				
Executive Directors (Promoters)									
Mr. K Satish Reddy	Chairman	Brother-in-law of Mr. G V Prasad[4]	January 18, 1993	5	9	6	1	0	-
Mr. G V Prasad	Co-Chairman and Managing Director	Brother-in-law of Mr. K Satish Reddy[4]	April 8, 1986	3	1	5	1	0	-
Independent Directors									
Mr. Leo Puri	Lead Independent director	None	October 25, 2018	1	-	-	1	1	Fortis Healthcare Limited - Independent Director
Ms. Shikha Sharma	Independent director	None	January 31, 2019	5	1	-	4	0	1. Mahindra and Mahindra Limited - Independent Director 2. Piramal Finance Limited - Non-Executive Director 3. Tata Consumer Products Limited - Independent Director 4. Tech Mahindra Limited - Independent Director
Dr. K P Krishnan	Independent Director	None	January 7, 2022	2	2	2	3	2	Tata Consumer Products Limited - Independent Director
Ms. Penny Wan	Independent Director	None	January 28, 2022	-	-	2	1	0	-
Mr. Arun M Kumar	Independent Director	None	August 1, 2022	-	2	1	1	1	-
Dr. Claudio Albrecht	Independent Director	None	May 10, 2023	1	-	5	0	0	OneSource Specialty Pharma Limited - Independent Director
Dr. Alpna Seth	Independent Director	None	September 19, 2023	-	-	2	0	0	-
Mr. Sanjiv Mehta	Independent Director	None	December 29, 2023	1	-	2	1	0	-

[1] *Excluding directorship in the Company*

[2] *Other directorships includes foreign companies and Section 8 companies, which are not covered under Section 165 of the Act.*

[3] *Membership/ Chairmanship in Audit Committee and Stakeholders' Relationship Committee of all public limited companies, whether listed or not, including the Company are considered. Membership/ Chairmanship of Committees of foreign companies, private limited companies and those under Section 8 of the Act, have been excluded. Committee membership includes details of chairmanship.*

[4] *Mr. K Satish Reddy (Chairman) and Mr. G V Prasad (Co-Chairman and Managing Director) are not 'relative' as defined under Section 2(77) of the Act*

[5] *Excluding directorship in the foreign listed companies*

TERM OF BOARD MEMBERSHIP

Based on recommendations of the Nomination, Governance and Compensation Committee (NGCC), the Board considers the appointment and re-appointment of directors. Section 149(10) of the Act provides that an Independent Director shall hold office

up to five consecutive years on the Board of a Company from the date of appointment and shall be eligible for re-appointment for a second term of up to five consecutive years on passing of a special resolution by the members. Moreover, Independent Directors are not liable to retire by rotation. Further, Regulation 25(2A) of the SEBI Listing Regulations, provides that, appointment, re-appointment or removal of an Independent Director of a listed entity, shall be subject to the approval of Members by way of a special resolution.

Dr. K P Krishnan (DIN: 01099097) is going to complete his first term as Independent Director of the Company on January 6, 2027. Considering the skill set of Dr. Krishnan and his valuable contributions, it is believed that the Board would benefit from his continuation as Independent Directors on the Board. Based on the recommendation of the NGCC, the Board has approved the re-appointment of Dr. K P Krishnan as an Independent Director of the Company for a second term of five consecutive years from January 7, 2027 to January 6, 2032, not liable to retire by rotation, subject to approval of the Members at the ensuing AGM.

Section 152 of the Act, states that one-third of the Board members, other than Independent Directors, who are subject to retire by rotation, shall do so every year and be eligible for reappointment, if approved by the members. Accordingly, at the forthcoming AGM, approval of members is being sought for re-appointment of Mr. K Satish Reddy (DIN: 00129701), who retires by rotation and being eligible, offers himself for re-appointment as Director, designated as Chairman of the Company. During FY2026, Mr. G.V. Prasad (DIN: 00057433), who retires by rotation, was re-appointed at the 41st AGM held on July 24, 2025, pursuant to Section 152 of the Act.

BOARD PROCEDURE

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Recommending any new member on the Board is the responsibility of the NGCC of the Board, which consists entirely of Independent Directors. Given the existing composition of the Board, the tenure as well as the years left of the existing members to serve on the Board, and the need for new domain expertise, the NGCC evaluates the balance of skills, knowledge and experience on the Board as well as description of the role and capabilities required of a Director on the Board. When such a need becomes apparent, the NGCC reviews potential candidates in terms of their expertise, attributes, personal and professional backgrounds and their ability to give sufficient time to the Board responsibilities of the Company. It then places the details of shortlisted candidates to the Board for its consideration. If the Board approves, the selected candidate is appointed as an Additional Director. Thereafter, the approval of members is sought in terms of the provisions of the Act and the SEBI Listing Regulations.

INDEPENDENT DIRECTORS

The Act and the SEBI Listing Regulations, inter alia, define an 'Independent Director' as a person who, including his/ her relatives, is or was not a promoter or employee or key managerial personnel (KMP) of the company or its subsidiaries. Further, the person and his/ her relatives should not have any material pecuniary relationship or transactions with the company or its subsidiaries, during the three immediate preceding financial years or during the current financial year, apart from receiving remuneration as an Independent Director. There are various other conditions prescribed for Independent Directors under the said provisions. We abide by these definitions of Independent Director, in addition to the definitions of an Independent Director as laid down in the NYSE listed company manual and other applicable provisions by virtue of listing of Company's American Depository Receipts (ADRs) on the NYSE including the Sarbanes-Oxley Act, and US securities laws.

Based on the disclosures received from all the Independent Directors, the Board has formed an opinion that the Independent Directors fulfil the conditions specified in the Act, the SEBI Listing Regulations, applicable provisions of NYSE listing manual, and are independent of the Management. As on March 31, 2026, the Company has 8 (eight) Non-Executive Independent Directors (including 3 Women Directors) which comprise 80% of the total strength of the Board of Directors. The Women Directors constitute 30% of the total strength of the Board of Directors. The maximum tenure of the Independent Directors is in accordance with the Act and the SEBI Listing Regulations. The NGCC identifies candidates based on the identified laid down criteria and takes into consideration the need for diversity on the Board which, inter alia, includes skills, knowledge, gender and experience and accordingly, makes its recommendations to the Board.

MEETINGS OF INDEPENDENT DIRECTORS

Schedule IV of the Act and Regulation 25 of the SEBI Listing Regulations mandate that the Independent Directors of the Company shall hold at least one meeting in a financial year, without the attendance of non-Independent Directors and members of the Management. To exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the Independent Directors to have meetings without the presence of the executive management.

During FY2026, our independent directors met 4 (four) times in sessions without the presence of Executive Directors and other members of Management. During these meetings, the Independent Directors reviewed the performance of the Company, Chairman, Co-Chairman and Managing Director, Senior Management and the Board. They also discuss about the corporate strategy, risks, competition, succession planning for the Board and Senior Management and the quality of information given to the Board.

TERMS AND CONDITIONS OF APPOINTMENT OF INDEPENDENT DIRECTORS

The Independent Directors of the Company have been appointed as per the provisions of the Act and the SEBI Listing Regulations, and formal letters of appointment are issued to the Independent Directors containing, inter alia, the terms of appointment, roles, functions, duties and responsibilities, the Company's Code of Conduct, disclosures and confidentiality. As required by Regulation 46 of the SEBI Listing Regulations, the terms and conditions of their appointment have been disclosed on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/2023-06/Draft%20Appointment%20letter%2010052023.pdf

FAMILIARISATION PROCESS FOR INDEPENDENT DIRECTORS

To familiarise a new Independent Director with the Company, an induction kit containing documents about the Company is provided. It contains, inter alia, information such as its Annual Reports, Sustainability Reports, Investor Presentations, recent Press Releases, Research Reports, Organisation Chart, Pharma Industry Primers, Code of Business Conduct and Ethics (COBE), the Memorandum and Articles of Association and a brief on Company's Board practices. The new Independent Director meets individually with Board members and Senior Management. Visits to plants and research locations are organised for the Director to understand the Company's operations.

We believe that the Board should be continuously empowered with knowledge of latest developments affecting the Company and the Industry. Apart from regular presentations on the Company's business strategies and associated risks, expositions are made on various topics covering the pharmaceutical Industry.

Updates on relevant statutory changes and Judicial pronouncements around Industry related laws are regularly circulated to the Directors. They also visit the Company's manufacturing and research locations. Each Director has complete access to any of the Company's information and full freedom to interact with the Senior Management.

Details of the familiarisation programs for independent directors are available on the Company's website at https://www.drreddys.com/cms/sites/default/files/media-library/FamiliarisationProgramme25-26.pdf

LEAD INDEPENDENT DIRECTOR

Mr. Leo Puri is the Lead Independent Director of the Company. The role of the Lead Independent Director includes presiding over all meetings of Independent Directors, provide objective feedback of the Independent Directors as a group to the Board on various matters, liaise between the Promoters, Chairman/ Co-Chairman, Chief Executive Officer and Independent Directors on contentious matters for consensus building, assist in further strengthening the Board effectiveness and governance practices, including suggestions on agenda items for Board/ Committee meetings on behalf of the Independent Directors, among others.

BOARD EVALUATION

One of the key functions of the Board and the NGCC is to monitor and review the Board evaluation framework. The Board works with the NGCC to lay down the evaluation criteria for the performance of the Chairman, the Board, Board Committees and Executive Directors/ Independent Directors through peer evaluation.

In compliance with the provisions of the Act and Regulation 17(10) of the SEBI Listing Regulations, to improve the effectiveness of the Board and its Committees, as well as that of each Individual Director, a formal Board review is undertaken on an annual basis.

Board evaluation criteria and process

An independent external agency, EgonZehnder, a leadership advisory firm on Board matters, was engaged to conduct the Board evaluation for FY2026. The evaluation process focused on Board process, Board dynamics, Committee effectiveness, Director's skills, active participation and softer aspects, and information flow to the Board or its Committees, among other matters. The exercise entailed a detailed process in which independent senior experts from the agency evaluated the Board processes, individual Directors' participation and their engagement in the meeting. The methodology included techniques such as questionnaires and one-on-one discussions/ interviews with the Board members and Senior Management, etc. The summary findings/recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and Committee composition were also considered.

The evaluation process broadly covered the following parameters:

Board: ▪ Board composition, diversity, skills, experience and independence, ▪ industry knowledge, ▪ frequency of the Board meeting and participation, ▪ ethical standards, trustworthiness, integrity and compliance, ▪ time spent on significant or emerging issues, ▪ adequacy of agenda and other materials provided, ▪ adequacy of Board process and recording of minutes of the meeting, ▪ bringing issues for improving organisational performance, ▪ evaluation of performance and

the quality, quantity and timeliness of flow of information,▪ adequacy of Induction program, ▪ adequacy of business and regulatory updates given to the Board, adequacy of business strategy discussion at Board retreat, ▪discussion on succession planning, compensation and performance review, deliberation on ESG and sustainability matters, review of conflict or potential conflict of interest situation, setting up stretch goals, ▪ oversight of material risk issues and risk mitigation plan, ▪ monitoring of integrity of the Company's financial statements, ▪ adequacy of secretarial and logistical support to fulfil duties and responsibilities, ▪ accessibility to senior management employees and vice-versa.

Board Committees: ▪ adequacy of mandate of the Committee to fulfil its responsibilities, ▪ adequacy of Committee effectively performs the responsibilities as outlined in the charter and applicable corporate governance requirements, ▪ Committee's composition in terms of size, skills, expertise and experience, ▪ adequacy of time spent on significant or emerging issues, ▪ adequacy of frequency of the Committee meetings, ▪ adequacy of independence of the Committee from the Board, ▪ adequacy of information placed in agenda and recording of minutes, ▪ adequacy of updates to the Board of Committee's deliberations and decisions, ▪ adequacy of effective and proactive measures by the Committee to perform its functions, ▪ adequacy of Committee's recommendations contribute effectively to decisions of the Board.

Independent Directors: ▪ ethical standards of integrity and probity, ▪ attendance and participation in Board, Committee and General meetings, ▪ business knowledge and understanding of the industry, ▪ approachability and availability, ▪ focus on representing shareholders' interests and enhancing shareholder value, ▪ application of experience and expertise to provide proactive feedback and guidance to the management, ▪ sufficiently challenges management to set and achieve stretch goals▪ maintains confidentiality of information, exercises own judgement and voices his opinion freely, ▪ fulfilling criteria of independence.

Chairman and Co-Chairman & Managing Director:
▪ effective leadership to the Board, ▪ attendance and participation in Board, Committee and General meetings, ▪ maintains effective communication with other Board Members, ▪ provides meaningful and constructive contributions and inputs in meetings, ▪ encourages active participation and promotes open communication, ▪ impartial in conducting discussions, seeking views and dealing with dissent, ▪represents the interests of shareholders and focuses on enhancing shareholder value, ▪ provide proactive feedback and guidance to top management on areas of business strategy, governance and risk, ▪ integrity and conflict of interest disclosures, ▪ keeping shareholders' interest in mind during discussions and decisions.

Outcome and Action Plan for FY2026

The Board evaluation process acknowledged the following positives:

- There is a high degree of alignment across the Board on the key focus areas i.e. enhance Shareholder value, Strengthen leadership, succession & organizational capabilities and accelerate innovation & pipeline development.
- The Company's Board continues to function with high standards of governance
- All Committees are well managed with active participations.

The Board expressed its satisfaction with the Board evaluation process and outcomes, highlighting the directors' engagement, experience, diversity, and expertise. The Board also found the Board Committees to be effective in their composition, operations, and contributions. These Committees are well-structured and function efficiently, ensuring a balance of diverse perspectives without falling into groupthink. They foster a shared and purposeful approach while successfully navigating the complexities of balancing the Company's internal priorities with broader societal concerns. The evaluation process re-affirmed that both the Board and its Committees dedicate ample time to fulfilling their responsibilities.

The Board evaluation process through independent external agency has inter alia identified the following focus areas:

- Strengthen Sustainable performance
- Clear and aligned long term succession plan
- Enhance women participation in senior leadership

The Board also noted and expressed its satisfaction on the action taken by the Company consequent to Board evaluation for FY2025.

MANAGEMENT COUNCIL (MC)

Our Management Council (MC) consists of senior management from the business and corporate functions. Initial pages of the Integrated Annual Report gives details of the members of the MC. Apart from monthly meetings, the MC meets once a quarter for two-day sessions. The background notes for the monthly and quarterly meetings are circulated in advance. Listed below are some of the key issues that were considered by the MC during the year under review:

- The Company's long-term strategy, growth initiatives and priorities;
- Overall Company performance, including performance of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives; and
- Discussion on business alliances proposals and organisational design.

The details of Senior Management and MC are given in this Integrated Report. The particulars are available on the website of the Company.

Succession planning for the Board and Senior Management

The Company maintains an appropriate balance of skills and experience in the Board and within the Company, in an endeavour to introduce new perspectives while maintaining experience and continuity. Additionally, promoting Senior Management within the organisation motivates and fuels the ambitions of the talent force to earn future leadership roles. The NGCC works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and Senior Management positions. The Board was satisfied with the deliberation, time spent and process followed for succession planning. The Particulars of Senior Management Personnel and changes therein during the year, are given in Table 3A:

Table 3A PARTICULARS OF SENIOR MANAGEMENT PERSONNEL

Name	Designation
Mr. K Satish Reddy	Chairman and Whole-time Director
Mr. G.V. Prasad	Co-Chairman and Managing Director (KMP)
Mr. Erez Israeli	Chief Executive Officer (KMP)
Mr. Deepak Sapra	Chief Executive Officer, API and Services
Mr. M.V. Ramana[1]	CEO Global Generics
Mr. Sanjay Sharma[1]	Chief Operating Officer
Mr. Patrick Aghanian[1]	Head - Consumer Health Organization
Mr. Phanimitra B	Chief Digital and Information Officer
Mr. Krishna Venkatesh[1]	Global Head of IPDO, Integrated Product Development
Mr. Milan Kalawadia	Chief Executive Officer, North America
Ms. Archana Bhaskar[2]	Chief Human Resource Officer (CHRO)
Dr. Jayanth Sridhar[3]	Global Head of Biologics
Mr. Sushrut Kulkarni[4]	Global Head – Integrated Product Development Organisation
Mr. M S Madhu Sundar[5]	Global Head of Quality and PV
Mr. Sandeep Khandelwal[6]	Global Generics India Head
Mr. M V Narasimham	Chief Financial Officer (KMP)
Mr. Kumar Randhir Singh	Company Secretary, Compliance Officer & Head CSR (KMP)

Note:

[1] *Indicates role/designation effective from April 1, 2026, the role/ designation up to March 31, 2026 of these persons were as under:*

a. *Mr. M.V. Ramana: Chief Executive Officer, Branded Markets (India and Emerging Markets)*

b. *Mr. Sanjay Sharma: Global Head Operations and CHRO*

c. *Mr. Krishna Venkatesh: Global Head of Quality & Pharmacovigilance*

d. *Mr. Patrick Aghanian: Chief Executive Officer, Europe Generics*

[2] *Ms. Archana Bhaskar resigned from the role of CHRO from close of working hours on November 30, 2025, the Company has assigned additional responsibilities of CHRO's office to Mr. Sanjay Sharma w.e.f. December 1, 2025.*

[3] *Dr. Jayanth Sridhar resigned from his position as Global Head of Biologics of the Company from close of working hours on January 31, 2026.*

[4] *Mr. Sushrut Kulkarni resigned from his position as Global Head – Integrated Product Development Organisation of the Company from close of working hours on May 8, 2026.*

[5] *Mr. M.S Madhu Sundar, was elevated as a Senior Management Personnel of the Company and got inducted as a member of the Management Council, effective from April 01, 2026.*

[6] *Mr. Sandeep Khandelwal was elevated as a Senior Management Personnel of the Company and got inducted as a member of the Management Council, effective May 12, 2026.*

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 3B SHARES/ ADRS HELD BY THE DIRECTORS AS ON MARCH 31, 2026

NAME	NUMBER OF SHARES HELD
Mr. K Satish Reddy[1]	1,01,07,505
Mr. G V Prasad[2]	-
Mr. Leo Puri	-
Ms. Shikha Sharma	-
Dr. K P Krishnan	-
Ms. Penny Wan	-
Mr. Arun M Kumar	-

NAME	NUMBER OF SHARES HELD
Dr. Claudio Albrecht	-
Dr. Alpna Seth	-
Mr. Sanjiv Mehta	-

Note: the following are not included in the above table:

[1] K Satish Reddy HUF holds 2,76,18,385 and VSD Family Trust holds 7,56,30,620 equity shares of Re. 1 each of Dr. Reddy's Laboratories Limited. K Satish Reddy has transferred 7,56,30,620 equity shares of Rs.1/-each to the VSD Family Trust.

[2] G V Prasad HUF holds 1,27,17,090 and GVP Family Trust holds 9,60,95,920 equity shares of Re. 1 each of Dr. Reddy's Laboratories Limited. G V Prasad has transferred of 9,60,95,920 equity shares of Rs.1/-each to the GVP Family Trust.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings 18 to 24 months in advance. The schedule of meetings and their agenda is finalised in consultation with the Chairman of the Board, the Lead Independent Director and respective Committee Chairpersons. Agendas are circulated in advance with appropriate presentations, detailed notes, supporting documents and executive summaries. Our Board and Committee meetings typically comprise structured two-day sessions. Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum gap of 120 days between two board meetings. The Board met six times during FY2026. The details of directors' attendance at the AGM and Board meetings are given in Table 4.

Table 4 DIRECTORS' ATTENDANCE AT THE AGM AND BOARD MEETINGS IN FY2026

Name of the Directors	AGM on July 24, 2025	Board Meeting dates						Held during tenure	Attended	% of attendance
		1	2	3	4	5	6			
		May 9, 2025	July 23, 2025	Oct 24, 2025	Dec 4, 2025	Jan 21, 2026	Mar 24, 2026			
Mr. K Satish Reddy	👤	👤	👤	👤	📹	👤	👤	6	6	100
Mr. G V Prasad	👤	👤	👤	👤	📹	👤	👤	6	6	100
Mr. Leo Puri	📹	👤	👤	📹	📹	👤	📹	6	6	100
Ms. Shikha Sharma	📹	👤	👤	👤	📹	👤	📹	6	6	100
Dr. K P Krishnan	📹	👤	👤	👤	📹	👤	📹	6	6	100
Ms. Penny Wan	📹	👤	👤	👤	📹	👤	👤	6	6	100
Mr. Arun M Kumar	📹	👤	👤	👤	📹	👤	📹	6	6	100
Dr. Claudio Albrecht	📹	👤	👤	👤	📹	👤	📹	6	6	100
Dr. Alpna Seth	📹	👤	👤	👤	📹	👤	📹	6	6	100
Mr. Sanjiv Mehta	📹	👤	📹	👤	LOA	👤	📹	6	5	83.33
% attendance	100	100	100	100	90	100	100			

Note: 📹 attended through video conferencing. 👤 attended physically. LOA - leave of absence.

INFORMATION GIVEN TO THE BOARD/ COMMITTEES

Among others, the Company generally provides the following information to the Board and/or its Committees:

- Annual operating plans and budgets, capital budgets and other updates;
- Quarterly, half-yearly and annual financial results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development (R&D) and new drug discoveries;
- Minutes of meetings of the Board, Audit Committee and other Committees of the Board;
- Succession planning of the Board members and Senior Management, and constitution of the Board Committees;
- Information on recruitment and remuneration of key executives below the Board level including Chief Financial Officer (CFO) and the Company Secretary and Senior Management;
- Significant regulatory matters concerning Indian or foreign regulatory authorities;
- Issues which involves possible public or product liability claims of a substantial nature, if any;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets and possible divestments;
- Details of any joint venture or collaboration agreements;
- Transactions that involve substantial payment towards, or impairment of goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets which are not in the normal course of business;
- Contracts/ arrangements in which Director(s) are interested and related party transactions;
- Materially important show cause, demand, prosecution and penalty notices, if any;
- Fatal or serious accidents or dangerous occurrences, if any;
- Significant effluent or pollution problems, if any;
- Material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any;
- Significant labor problems and their proposed solutions, if any;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement;
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any;
- Subsidiary companies' minutes, financial statements, significant transactions and investments;
- Significant transactions and arrangements;
- Review of policies and Board Committee Charter, as applicable to the Company;
- Review of the CSR projects/ programs, budget and its implementation;
- Disclosure of interest/ conflict and other statutory declaration by the Directors and Senior Management;
- BD/ restructuring related matters; and
- Review of the sustainability goals and targets, and progress made therein.

POST-MEETING FOLLOW-UP MECHANISM

Important decisions taken and suggestions made by the Board and its Committees are promptly communicated to the concerned departments or divisions. Action taken/ status reports on decisions/ suggestions of the previous meeting(s) are followed up and placed at the next meeting for information and further recommended actions, if any.

BOARD RETREAT

The Company organises Board retreat meeting of three days as part of annual strategy planning process to deliberate on various topics related to strategic planning, review of ongoing strategic initiatives, risks associated with the strategy execution and review of the need for new strategic programs to achieve the long-term objectives of the Company. The Board retreat meeting provides a platform for the Board members to bring their expertise to various strategic initiatives, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the various business segments of the Company.

During three days of Board retreat, detailed presentation is being made by the senior management covering key business segments of the Company and its subsidiaries.

During FY2026, the Board annual retreat was held from September 03, 2025, to September 05, 2025, at Basel, Switzerland, where the Board along with management council deliberated on various strategic matters which included strategic plans for BUs, progress made from last updates, challenges and risks areas, industry insights, review of talents and other strategic business programs. This allows the Board members to interact closely with the senior leadership of the various business segments of the Company and its subsidiaries. Through the retreat Board members gets perspective and comprehensive update on various business strategic issues and opportunity to dedicate time for deeper strategic conversations

NOMINATION, GOVERNANCE AND COMPENSATION (NGC) POLICY

The Company's Nomination, Governance and Compensation (NGC) Policy outlines the role of NGCC, inter alia, determining the remuneration, appointment and removal of Directors, KMPs, SMPs and other employees, performance

evaluation of directors, succession planning and other Board Governance matters defined under the policy.

Following are the salient features of the Policy:

- Set over principles, parameters and governance framework for appointment, remuneration and removal of Directors, KMPs, SMPs and other employees.
- Assist the Board / NGCC to fulfil its responsibility towards attracting, retaining, and motivating the directors, KMPs, SMPs and other employees through competitive and reasonable remuneration in line with the corporate and individual performance.
- Oversees the Board related governance including conflict of interest matters and other governance matters which are not assigned to any specific committee of the Board and connect to the culture or people of the organisation.

In line with the provisions of the Act and the SEBI Listing Regulations, the NGC Policy is available on the website at https://www.drreddys.com/cms/cms/sites/default/files/2025-05/Nomination%2C%20Governance%20%26%20Compensation%20Policy.pdf.

DIRECTORS' REMUNERATION

The Company's Nomination, Governance and Compensation Policy for the remuneration of Directors, Key Managerial Personnel (KMP), Senior Management Personnel (SMP) and other employees, lays down principles and parameters to ensure that remunerations are competitive, reasonable, and in line with corporate and individual performance.

Executive Directors are appointed/ reappointed by members' resolution for a period of five years. No severance fee is payable to them. Except for the commission payable, all other components of remuneration to the Executive Directors are fixed in line with the Company's policies. Their annual remuneration, including commission based on standalone net profits of the Company, is recommended by the NGCC to the Board for its consideration. While recommending such a commission, the NGCC also takes into account the overall corporate performance in a given year and the Key Performance Indicators (KPIs). The remuneration is within the limits approved by members. Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to the Executive Directors.

Independent Directors are entitled to receive remuneration by way of commission and sitting fees, based on the standalone net profits of the Company and reimbursement of any expenses for attending meetings of the Board and its Committees. Such remuneration is in conformity with the provisions of the Act and has been considered and approved by the Board and is within the limits approved by the members of the Company. The Company, in compliance with Section 197 of the Act, and the SEBI Listing Regulations, has not granted any stock options to independent directors since FY2013.

Remuneration paid or payable to the directors for FY2026 is given in Table 5.

Table 5 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2026 (AMOUNT IN RS. MN)

Name	Salaries[1]	Perquisites[1]	Overseas travel compensation	Commission[2]	Total
Mr. K Satish Reddy	22.02	4.84	-	73.80	100.66
Mr. G V Prasad	22.02	4.95	-	131.20	158.17
Mr. Leo Puri	-	-	2.85	19.77	22.62
Ms. Shikha Sharma	-	-	-	16.45	16.45
Dr. K P Krishnan	-	-	-	17.40	17.40
Ms. Penny Wan	-	-	4.74	15.98	20.72
Mr. Arun M Kumar	-	-	4.74	17.40	22.14
Dr. Claudio Albrecht	-	-	3.79	16.45	20.24
Dr. Alpna Seth	-	-	3.79	15.98	19.77
Mr. Sanjiv Mehta	-	-	-	17.40	17.40

Note:

[1] *Salary and perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company, leave travel assistance, leave encashment, superannuation perk and other perquisites. All these benefits are fixed in nature. Service contract and notice period of the Executive Directors are as per the Company's Policy.*

[2] *Executive Directors- payment of commission is variable and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of the approval given by the members of the Company, each of the Executive Directors was entitled to receive 0.75% of the net profits of the Company, i.e. ₹ 291.91 million, each. However, in line with approval given by the members of the Company, the Board, on the recommendation of the NGCC, has approved commission for the Executive Directors, i.e. ₹ 73.80 million for Mr. K Satish Reddy and ₹ 131.20 million for Mr. G V Prasad, as mentioned above.*

Independent Directors – payment of remuneration is variable and based on the percentage of net profit calculated according to Section 198 of the Act. In terms of Section 197 of the Act and the approval given by the members of the Company, the Independent Directors are entitled to get remuneration, collectively up to 1% of the net profits of the Company, every year, computed in the manner referred to in Section 198 of the Act, in such proportion/manner as may be determined by the Board, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.

Therefore, the Independent Directors were entitled to get remuneration upto ₹ 389 million, collectively, for the FY2026, i.e. 1% of the net profits of the Company under Section 198 of the Act. However, in line with approval given by the members of the Company, the Board has approved remuneration to Independent Directors for FY2026, amounting to ₹ 156.76 million, collectively. As approved by the Board, the commission for the Independent Directors has been ascertained in the following manner:

Remuneration heading	Amount in USD	Amount in ₹ Million
Fixed commission	148,500	14.08
Additional remuneration to Lead Independent Director	25,000	2.37
Additional remuneration to Chairperson of the Audit Committee	25,000	2.37
Additional remuneration to Chairperson of Science, Technology and Operations Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Sustainability and Corporate Social Responsibility Committee; and Stakeholders' Relationship Committee	15,000	1.42
Additional remuneration to Members of the Audit Committee, Science, Technology and Operations Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Sustainability and Corporate Social Responsibility Committee; and Stakeholders' Relationship Committee	10,000	0.95
Overseas travel compensation for Directors resident outside India (travelling for each Board Meeting)	10,000	0.95

INDEPENDENT DIRECTORS

Independent Directors of the Company head the following Board Committee functions, as on March 31, 2026:

- Mr. Arun M Kumar: Chairperson of the Audit committee. He is also the financial expert and Chief Ombudsperson for the Company's Whistle-Blower Policy;
- Mr. Leo Puri: Lead Independent Director; Chairperson of Stakeholders' Relationship Committee,
- Mr. Sanjiv Mehta: Chairperson of Nomination, Governance and Compensation Committee;
- Ms. Shikha Sharma: Chairperson of Risk Management Committee;
- Dr. K P Krishnan: Chairperson of Sustainability and Corporate Social Responsibility Committee;
- Dr. Claudio Albrecht: Chairperson of Science, Technology and Operations Committee.

COMMITTEES OF THE BOARD

The Company has seven Board-level Committees. The composition of the various Board committees, inducting/ appointing members/ chairperson and making changes therein are approved by the Board. The Chairman of the Board, in consultation with Lead Independent Director, Company Secretary and the respective Committee Chairperson, determines the frequency of the Committee meetings. The recommendations of the Committees are submitted to the Board for approval. During the year, all recommendations of the Committees were approved by the Board. The quorum for meetings is the higher of two members or one-third of the total number of members of the Committee. The details of the Committees and its members are given in the next table:

BOARD COMMITTEE

Audit Committee

- Mr. Arun M Kumar, Independent Director – Chairperson
- Ms. Shikha Sharma, Independent Director – Member
- Dr. K P Krishnan, Independent Director – Member
- Ms. Penny Wan, Independent Director- Member

Nomination, Governance and Compensation Committee

- Mr. Sanjiv Mehta, Independent Director – Chairperson
- Dr. K P Krishnan, Independent Director – Member
- Mr. Arun M Kumar, Independent Director – Member
- Mr. Leo Puri, Lead Independent Director – Member

Sustainability and Corporate Social Responsibility Committee

- Dr. K P Krishnan, Independent Director – Chairperson
- Mr. G V Prasad, Co-Chairman and Managing Director – Member
- Mr. K Satish Reddy, Chairman – Member
- Mr. Sanjiv Mehta, Independent Director – Member

Science, Technology and Operations Committee

- Dr. Claudio Albrecht, Independent Director – Chairperson
- Mr. Leo Puri, Lead Independent Director – Member
- Dr. Alpna Seth, Independent Director – Member
- Mr. Sanjiv Mehta, Independent Director – Member

Risk Management Committee

- Ms. Shikha Sharma, Independent Director – Chairperson
- Ms. Penny Wan, Independent Director – Member
- Dr. Claudio Albrecht, Independent Director – Member
- Dr. Alpna Seth, Independent Director – Member

Stakeholder's Relationship Committee

- Mr. Leo Puri, Lead Independent Director – Chairperson
- Mr. G V Prasad, Co-Chairman and Managing Director – Member
- Mr. K Satish Reddy, Chairman – Member

Banking, Authorisations and Allotment Committee

- Mr. K Satish Reddy, Chairman – Chairperson
- Mr. G V Prasad, Co-Chairman and Managing Director – Member

AUDIT COMMITTEE



Mr. Arun M Kumar
Chairperson of the Committee
Independent Director

Members	
Dr. K P Krishnan	Independent Director
Ms. Shikha Sharma	Independent Director
Ms. Penny Wan	Independent Director

The Audit Committee comprises entirely of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, strategy and management. As on March 31, 2026, the Audit Committee comprises of Mr. Arun M Kumar (Chairperson), Ms. Penny Wan, Ms. Shikha Sharma, Dr K P Krishnan, as members. The Audit Committee composition complies with the requirements of the Act and the SEBI Listing Regulations.

The management is responsible for the Company's internal controls and the financial reporting process while the Statutory Auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and ensure adequate, accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary functions of the audit committee, inter alia, are to:

- Supervise the financial reporting process;
- Review of the financial statements, in particular the investments, if any, made by unlisted subsidiary companies
- Review the quarterly and annual financial statements/ results before placing them to the board along with audit/ limited review report, related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with Statutory Auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of auditors and their remuneration;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance for the Company and its subsidiaries;
- Review the financial statements, in particular, investments made by all the subsidiary companies and their significant transactions;
- Review and approval of related party transactions;
- Review of rationale, cost-benefits and impact of schemes involving merger, demerger, amalgamation etc., on the Company and its shareholders;
- Review the functioning of whistle-blower mechanism;
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002;
- Scrutinise inter-corporate loans and investments;
- Examine the valuation of undertakings or assets of the Company, wherever necessary;
- Review compliances undertaken under the regulations for prohibition of insider trading;
- Review the sexual harassment complaints and outcome of investigations, if any;
- Evaluate internal financial controls;
- Review suspected fraud, if any, committed against the Company;
- Review compliance with provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, and verify that the internal controls systems for ensuring compliance with these regulations are adequate and effective; and
- All other functions as prescribed under the Act and SEBI Listing Regulations.

The detailed terms of reference is given in the Audit Committee Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/audit-committee-charter.pdf

Under the Indian laws, the Audit Committee shall meet at least four times in a year, with a maximum gap of 120 days between two meetings. The Audit Committee met 6 times during the year, the details of the meetings held and attendance therein are given in Table 6. The maximum gap between any two meetings didn't exceeded 120 days.

During the year, the Audit Committee met representatives of Statutory Auditors, Secretarial Auditors and Cost Auditor without the presence of the management. The Chairperson of the Audit Committee briefed the Board about the discussion held. The Committee also met the key members of the finance team, Chief Compliance Officer ("CCO") and Chief Internal Auditor ("CIA") along with the Chairperson and the Chief Financial Officer ("CFO") to discuss matters relating to audit, assurance and accounting.

In addition, the Chairperson of the Audit Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002, and subsidiary

governance oversight. The Chairperson, CFO and CIA are permanent invitees to all the Audit Committee meetings. The representatives of Statutory Auditors are also present at such meetings. The Company Secretary officiates as the Secretary of the Committee.

Audit Committee meetings are preceded by pre-Audit Committee meeting/conference calls with the Committee members, CFO, CCO, internal audit and compliance teams, external auditors and other key finance personnel of the Company. During these calls, key audit related matters are discussed and items that need further face-to-face discussion at the Audit Committee meetings are identified.

The Internal and Statutory Auditors of the Company discuss their findings and updates, and submit their views to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. Permissible non audit related services undertaken by the Statutory and Independent Auditors are also pre-approved by the Committee. The Audit Committee also reviews the performance and remuneration of the CIA and CCO.

Table 6 gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 1** to this chapter.

Table 6 AUDIT COMMITTEE COMPOSITION AND ATTENDANCE IN FY2026

Name of the Independent Directors	Position	Audit Committee meeting dates						Held during tenure	Attended	% of attendance
		1	2	3	4	5	6			
		May 09, 2025	Jun 06, 2025	July 23, 2025	Oct 24, 2025	Jan 21, 2026	Mar 23, 2026			
Mr. Arun M Kumar	Chairperson	👤	📹	👤	👤	👤	👤	6	6	100
Ms. Shikha Sharma	Member	👤	📹	👤	👤	👤	👤	6	6	100
Dr. K P Krishnan	Member	👤	📹	👤	👤	👤	📹	6	6	100
Ms. Penny Wan	Member	👤	📹	👤	👤	👤	👤	6	6	100
% attendance		**100**	**100**	**100**	**100**	**100**	**100**			

Note: 📹 attended through video conferencing. 👤 👤 attended physically.

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE



Mr. Sanjiv Mehta
Chairperson of the Committee
Independent Director

Members

Mr. Leo Puri	Lead Independent Director
Dr. K P Krishnan	Independent Director
Mr. Arun M Kumar	Independent Director

The Nomination, Governance and Compensation Committee (NGCC) entirely comprises of Independent Directors. As on March 31, 2026, the NGCC comprises of Mr. Sanjiv Mehta (Chairperson), Dr. K P Krishnan, Mr. Arun M Kumar and Mr. Leo Puri as members. The NGCC composition complies with the requirements of the Act and the SEBI Listing Regulations. Its primary functions, inter alia, are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- Formulate policies on the remuneration of Directors, KMP and other employees and on Board diversity;
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance;
- Regularly examine ways to strengthen organisational health, by improving hiring, retention, motivation, development, deployment and behavior of management reviews the framework and processes for motivating and rewarding performance at all levels of the organisation, the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, recommend all forms of compensation payable to the Executive Directors, KMP and Senior Management of the Company;
- Review the sexual harassment complaints, the outcome of investigations, if any, and awareness initiatives as referred by the Audit Committee; and
- Review the Company's ESOP Schemes, recommend changes as necessary and also administer the ESOP Schemes and Dr. Reddy's Employees ESOS Trust.

The detailed terms of reference are given in the NGCC Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/ngc-committee-charter.pdf

The Head of Human Resources (HR) makes periodic presentations to the NGCC on organisation structure, talent management, leadership, succession, diversity, performance appraisals, increments, performance bonus recommendations and other HR matters.

The NGCC recommended the appointment of Egon Zehnder, a leadership advisory firm specializing in board matters, to support the evaluation process. The exercise, which included assessing the performance evaluation criteria of Independent Directors as well as the members of the Board, its committees, and the Board as a whole, was completed during fiscal year 2026.

The NGCC met three times during the year. The Co-Chairman & Managing Director is a permanent invitee to all the NGCC meetings. The corporate officer responsible for Human Resources shall act as the Secretary of the Committee.

Table 7 gives the composition and attendance record of the NGCC, and its report is enclosed as **Exhibit 2** to this chapter.

Table 7 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE (NGCC) COMPOSITION AND ATTENDANCE IN FY2026

Name of the Independent Directors	Position	NGCC Committee meeting dates			Held during tenure	Attended	% of attendance
		1	2	3			
		May 8 & 9, 2025	Oct 23, 2025	Jan 20, 2026			
Mr. Sanjiv Mehta	Chairperson	👤	👤	👤	3	3	100
Dr. K P Krishnan	Member	👤	👤	👤	3	3	100
Mr. Arun M Kumar	Member	👤	👤	👤	3	3	100
Mr. Leo Puri	Member	👤	📹	👤	3	3	100
% attendance		**100**	**100**	**100**			

Note: 📹 attended through video conferencing. 👤 👤 attended physically.

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE



Dr. Claudio Albrecht
Chairperson of the Committee
Independent Director

Members

Mr. Leo Puri	Independent Director
Dr. Alpna Seth	Independent Director
Mr. Sanjiv Mehta	Independent Director

The Science, Technology and Operations Committee ("STOC") entirely comprises of Independent Directors. As on March 31, 2026 the STOC comprises of Dr. Claudio Albrecht (Chairperson), Mr. Leo Puri, Dr. Alpna Seth and Mr. Sanjiv Mehta, as members.

Its primary functions, inter alia, are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects and business development opportunities;
- Review and monitor management's actions in the creation of valuable intellectual property (IP);
- Review the safety and quality of the Company's operations;
- Review the status of non-infringement patent challenges;
- Review and monitor management's actions and plans in building and nurturing science in the organisation in line with the Company's business strategy; and
- Review risk disclosure statements in any public documents or disclosures, where applicable.

The detailed terms of reference is given in the STOC. Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/sto-committee-charter.pdf

The Co-Chairman & Managing Director and Chief Executive Officer (CEO) are permanent invitees to STOC meetings. Officials heading IPDO, GMO, quality, PSAI and biologics are also invited to the meetings.

The Head of IPDO acts as Secretary of the STOC. The Committee met four times during the year.

Table 8 gives the composition and attendance record of the committee, and its report is enclosed as **Exhibit 3** to this chapter.

Table 8 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE (STOC) COMPOSITION AND ATTENDANCE IN FY2026

Name of the Independent Directors	Position	STOC Committee meeting dates				Held during tenure	Attended	% of attendance
		1	2	3	4			
		May 08, 2025	July 22, 2025	Oct 23, 2025	Jan 20, 2026			
Dr. Claudio Albrecht	Chairperson	Physically	Physically	Physically	Physically	4	4	100
Mr. Leo Puri	Member	Physically	Physically	Video conferencing	Physically	4	4	100
Dr. Alpna Seth	Member	Physically	Physically	Physically	Physically	4	4	100
Mr. Sanjiv Mehta	Member	Physically	Video conferencing	Physically	Physically	4	4	100
% attendance		**100**	**100**	**100**	**100**			

Note: [video icon] attended through video conferencing. [person icons] attended physically.

RISK MANAGEMENT COMMITTEE



Ms. Shikha Sharma
Chairperson of the Committee
Independent Director

Members	
Ms. Penny Wan	Independent Director
Dr. Claudio Albrecht	Independent Director
Dr. Alpna Seth	Independent Director

The Risk Management Committee entirely comprises of Independent Directors. As on March 31, 2026, the Risk Management Committee comprises of Ms. Shikha Sharma (Chairperson), Ms. Penny Wan, Dr. Claudio Albrecht and Dr. Alpna Seth, as members. Risk Management Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations. Its key functions, inter alia, are to:

- To formulate a detailed risk management policy which shall include:
- A framework for identification of internal and external risks specifically faced by the Company, including financial, operational, sectoral, sustainability (particularly, ESG related risks), information, cyber security risks or any other risk as may be determined by the Committee.
- Measures for risk mitigation including systems and processes for internal control of identified risks.
- Business continuity plan and systems are in place to monitor and evaluate risks associated with the business of the Company;
- To monitor and oversee implementation of the risk management policy, including evaluating the adequacy of risk management systems;
- To periodically review the risk management policy, at least once in two years, by considering the changing industry dynamics and evolving complexity;
- To keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken; and
- The appointment, removal and terms of remuneration of the Chief Risk Officer shall be subject to review by the Risk Management Committee.

The detailed terms of reference is given in the Risk Management Committee Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/RMC%20Committee%20Charter.pdf

The Company has in place an Enterprise-wide Risk Management (ERM) system. The Risk Management Committee oversees and reviews the risk management framework as well as the assessment of risks, the management and mitigation procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on Management Discussion and Analysis as well as in the initial section in this Integrated Annual Report.

The Chairman, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Internal Auditor (CIA) and the Chief Compliance Officer (CCO) are permanent invitees to all Risk Management Committee meetings. The Board has appointed Chief Risk Officer (CRO) in terms of the provisions of the SEBI Listing Regulations.

The CRO officiates as the Secretary of the Risk Management Committee or in absence of the CRO, Chief Financial Officer officiates as the Secretary of the Risk Management Committee. The Risk Management Committee met three times during the year FY2026.

Table 9 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 4** to this chapter.

Table 9 RISK MANAGEMENT COMMITTEE (RMC) COMPOSITION AND ATTENDANCE IN FY2026

Name of the Independent Directors	Position	RMC meeting dates			Held during tenure	Attended	% of attendance
		1	2	3			
		May 08, 2025	Oct 23, 2025	Jan 20, 2026			
Ms. Shikha Sharma	Chairperson	Physically	Physically	Physically	3	3	100
Ms. Penny Wan	Member	Physically	Physically	Physically	3	3	100
Dr. Claudio Albrecht	Member	Physically	Physically	Physically	3	3	100
Dr. Alpna Seth	Member	Physically	Physically	Physically	3	3	100
% attendance		**100**	**100**	**100**			

Note: [video icon] attended through video conferencing. [person icons] attended physically.

STAKEHOLDERS' RELATIONSHIP COMMITTEE



Mr. Leo Puri
Chairperson of the Committee
Lead Independent Director

Members

Mr. G V Prasad	Co-Chairman and Managing Director
Mr. K Satish Reddy	Chairman

The Stakeholders' Relationship Committee comprises of three directors, including two Executive Directors. The Chairperson of the Stakeholders' Relationship Committee is an Independent Director. As on March 31, 2026, the Stakeholders' Relationship Committee comprises of Mr. Leo Puri (Chairperson), Mr. G V Prasad and Mr. K Satish Reddy, as members. The Committee's composition complies with the requirements of the Act and the SEBI Listing Regulations.

The Stakeholders' Relationship Committee is empowered to perform the functions of the Board relating to the handling of queries and grievances of security holders.

It primarily focuses on:

- Review investor complaints and their redressal;
- Review measures taken for effective exercise of voting rights by shareholders;
- Review work done by the share transfer agent including adherence to the service standards;
- Review of corporate actions related to security holders;
- Review investor engagement plans/initiatives and movement in shareholdings and ownership structure; and
- Review initiatives for reduction of quantum of unclaimed dividends and ensure timely receipt of dividend/ annual report/statutory notices by the shareholders.

The detailed terms of reference is given in the Stakeholders' Relationship Committee Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/src-committee-charter.pdf.

Mr. K Randhir Singh, Company Secretary of the Company officiates as the Secretary of the Stakeholders' Relationship Committee and is also designated as the Compliance Officer in terms of the SEBI Listing Regulations and as a Nodal Officer under IEPF Rules. An analysis of investor queries and complaints received and responded/addressed during the year is given in the chapter on Additional Shareholders' Information.

The Stakeholders' Relationship Committee also advises the Company on various shareholders' related matters. The Committee met four times during the year FY2026.

Table 10 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 5** to this chapter

Table 10 STAKEHOLDERS RELATIONSHIP COMMITTEE (SRC) COMPOSITION AND ATTENDANCE IN FY2026

Name of the Directors	Position	SRC Committee meeting dates 1 May 08, 2025	2 July 22, 2025	3 Oct 23, 2025	4 Jan 20, 2026	Held during tenure	Attended	% of attendance
Mr. Leo Puri	Chairperson	👤	👤	📹	👤	4	4	100
Mr. G V Prasad	Member	👤	👤	👤	👤	4	4	100
Mr. K Satish Reddy	Member	👤	👤	👤	👤	4	4	100
% attendance		**100**	**100**	**100**	**100**			

Note: 📹 attended through video conferencing. 👤 👤 attended physically.

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE



Dr. K P Krishnan
Chairperson of the Committee
Independent Director

Members

Mr. Sanjiv Mehta	Independent Director
Mr. G V Prasad	Co-Chairman and Managing Director
Mr. K Satish Reddy	Chairman

As on March 31, 2026, the Committee consists of four directors, including two executive directors. The Chairperson of the Committee is an Independent Director. As on March 31, 2026, the SCSR Committee comprises of Dr. K P Krishnan (Chairperson), Mr. G V Prasad, Mr. K Satish Reddy and Mr. Sanjiv Mehta, as members. The SCSR Committee composition complies with the requirements of the Act. The SCSR Committee's primary functions are to:

- Formulate, review and recommend to the board, a CSR policy indicating the activities to be undertaken by the Company as specified in schedule VII of the Act;
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR policy;
- Provide guidance on various CSR initiatives undertaken by the Company and monitor implementation and adherence to the CSR programs and policy of the Company from time to time;
- Recommend to the Board an CSR annual action plan delineating the CSR projects or programmes to be undertaken during the financial year;
- Appoint an independent agency/firm to carry out impact assessment study, if any.
- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

The detailed terms of reference is given in the SCSR Committee Charter available on the website of the Company at https://www.drreddys.com/cms/cms/sites/default/files/static/SCSR-Committee-Charter-19052022.pdf

The SCSR committee met five times during the year. The Company Secretary officiates as the Secretary of the Committee.

Table 11 gives the composition and attendance record of the Committee, and its report is enclosed as **Exhibit 6** to this chapter.

Table 11 SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY (SCSR) COMMITTEE COMPOSITION AND ATTENDANCE IN FY2026

Name of the Directors	Position	SCSR Committee meeting dates 1 May 8, 2025	2 July 22, 2025	3 Oct 23, 2025	4 Jan 20, 2026	5 Mar 23, 2026	Held during tenure	Attended	% of attendance
Dr. K P Krishnan	Chairperson	👤	👤	👤	👤	📹	5	5	100
Mr. G V Prasad	Member	👤	👤	👤	👤	👤	5	5	100
Mr. K Satish Reddy	Member	👤	👤	👤	👤	👤	5	5	100
Mr. Sanjiv Mehta	Member	👤	📹	👤	👤	📹	5	5	100
% attendance		**100**	**100**	**100**	**100**	**100**			

Note: 📹 attended through video conferencing. 👤 👤 attended physically

BANKING, AUTHORISATIONS AND ALLOTMENT COMMITTEE



Mr. K Satish Reddy
Chairperson of the Committee
Chairman

Member

Mr. G V Prasad	Co-Chairman and Managing Director

The Banking, Authorisations and Allotment Committee authorised to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/ non-government authorities, allotment of ESOPs shares in terms of the grants approved by the NGCC or such other terms of reference as may be delegated by the Board from time to time. It consists of two Executive Directors, Mr. K Satish Reddy, Chairman and Mr. G V Prasad, Co-Chairman and Managing Director. The Committee met 18 times during the year on April 07, 2025, May 09, 2025, June 03, 2025, June 14, 2025, June 23, 2025, July 08, 2025, July 23, 2025, August 20, 2025, August 29, 2025, September 15, 2025, October 24, 2025, November 13, 2025, December 09, 2025, February 17, 2026, February 26, 2026, March 12, 2026, March 24, 2026, and March 26, 2026. The Company Secretary officiates as the Secretary of the Committee. Both the Executive Directors attended all the meetings of the Committee.

OTHER BOARD MATTERS

CAPITAL EXPENDITURES (CAPEX)

The Board approves the annual capex budget in line with the Company's long-term strategy. An internal management committee approves all capex investments within the annual capex budget approved by the Board. An update on key capex approvals (and their relevant details) granted by the internal management committee is provided to the Board.

COMPLIANCE REVIEWS

The Chief Compliance Officer (CCO) and a full-fledged compliance team are engaged to oversee compliance activities. The Company's compliance status is periodically updated to the Senior Management team and presentations are given in the quarterly Audit Committee and Risk Management Committee meetings. When pertinent, these are also shared with all the Board members.

STATUTORY COMPLIANCE MONITORING TOOL

The Company has in place a web-based Statutory Compliance Monitoring Tool which has been implemented to streamline and manage compliance tracking of all the statutory & legal compliances needs to be followed by the Company and provides the necessary assurance to the Board.

CODE OF BUSINESS CONDUCT AND ETHICS (COBE) AND VIGIL MECHANISM

The Company has adopted a Code of Business Conduct and Ethics ('COBE' or the 'Code'), which applies to all Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarise themselves with this Code and comply with its standards. The Directors and the Senior Management Personnel of the Company annually affirm compliance with the Code. A declaration of the Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 7** to this chapter.

The Company has an Ombudsperson Policy (Whistle-Blower or Vigil Mechanism) to report concerns on actual or suspected violations of the Code. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. During FY2026, no personnel has been denied access to the Audit Committee on ombudsperson issues.

The COBE and Ombudsperson Policy are available on the Company's website at https://www.drreddys.com/cms/sites/default/files/media-library/docs/cobe-booklet-v40.pdf and https://www.drreddys.com/ombudsperson-policy

RELATED PARTY TRANSACTIONS

We have adequate procedures to identify and monitor related party transactions. All transactions with related parties are placed before the Audit Committee for review and approval. The related party transactions are also placed before the Board for review and noting/ approval, as appropriate.

Transactions entered into with related parties during the financial year were on arm's length pricing basis and in the ordinary course of business. The details of related party

transactions are discussed in Note no 2.24 to the standalone financial statements. The Company's Policy on Materiality of the Related Party Transactions and dealing with the Related Party Transactions ("RPT Policy") available on the Company's website at: https://drreddys.com/cms/sites/default/files/media-library//Policy%20on%20Materiality%20of%20Related%20Party%20Transactions%20and%20Dealing%20with%20Related%20Party%20Transactions%20%281%29.pdf

Directors who are interested in the related party transaction agenda were not present for discussion and voting on such related party transactions. Furthermore, the transactions wherein Directors or their relatives are interested, other than subsidiaries and joint venture, are reviewed by an independent chartered accountant.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of the subsidiaries. It also reviews the investments made by such subsidiaries, the statement of all significant transactions and arrangements entered into by subsidiaries and the compliances of each materially significant subsidiary on a periodic basis. The Audit Committee also reviews the utilisation of loans/ advances/ investments given by the Company to its subsidiaries. The minutes of board meetings of the subsidiary companies are placed before the board for review. The Company has also established a Group Governance Policy for monitoring the governance of its subsidiaries.

In compliance of Regulation 24(1) of the SEBI Listing Regulations, Mr. Arun M Kumar, Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories Inc. (USA) and Dr. Claudio Albrecht, Independent Director of the Company, was appointed as a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland).

The details of material subsidiaries of the Company as required under the SEBI Listing Regulations, is given in Table 12:

Table 12 **DETAILS OF MATERIAL SUBSIDIARIES DURING FY2026**

Sl. No.	Name of Material Subsidiary	Date of Incorporation	Place of Incorporation	Name and date of Appointment of Statutory Auditors
1	Dr. Reddy's Laboratories Inc.	May 13, 1992	USA	**Ernst & Young Associates LLP** Date of appointment - January 8, 2025
2	Dr. Reddy's Laboratories SA	April 16, 2007	Switzerland	**Ernst & Young** Date of appointment - May 6, 2024
3	Northstar Switzerland SARL	December 11, 2023	Switzerland	**Ernst & Young** Date of appointment - December 15, 2025

The Company's policy for determining material subsidiaries available on the Company's website at https://www.drreddys.com/cms/sites/default/files/2025-02/Policy%20for%20determining%20of%20material%20subsidiaries.pdf

During the FY2026, the Company and its subsidiaries have not given any loan and advances in the nature of loans to firms/ companies in which directors are interested.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2026, there is no treatment of any transaction which is different from that prescribed in the Indian Accounting Standards notified by the Government of India under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, and the Companies (Indian Accounting Standards) Rules, 2015, as amended, the guidelines issued by SEBI and other accounting principles generally accepted in India.

MANAGEMENT

The management of the Company develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors, minimises risks in the business, and ensures safe, sound and efficient operations. These risks are internally supervised and monitored through the Company's Management Council (MC).

MANAGEMENT DISCUSSION AND ANALYSIS

The chapter on Management Discussion and Analysis forms a part of this Integrated Annual Report.

MANAGEMENT DISCLOSURES

Senior Management of the Company makes annual disclosures to the board on all material, financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with Key Managerial Personnel are listed in the financial section of this Integrated Annual Report under related party transactions section.

PROHIBITION OF INSIDER TRADING

We have a policy prohibiting insider trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers, designated persons and their relatives for trading in the securities of the Company. These are periodically communicated to such employees who are considered as insiders of the Company. Apart from this, regular insider trading awareness sessions are conducted for the benefit of designated persons. Trading window closure/ blackouts/ quiet periods, when the Directors and designated persons/ insiders are not permitted to trade in the securities of the Company, are intimated in advance to all concerned. Violations of the policy, if any, are appropriately acted on and reported to the SEBI/ Stock Exchanges. The Company also maintains a Structured Digital Database (SDD), as required under the SEBI (Prohibition of Insider Trading) Regulations, 2015.

INTERNAL CONTROL SYSTEMS AND STATUTORY AUDITS

We have both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board and the Audit Committee recognises the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and the Audit Committee periodically reviews the findings and recommendations of the Statutory Auditors and Internal Auditors and suggests corrective actions whenever necessary.

INTERNAL CONTROLS

We maintain a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Organisation's strategic objective;
- Effectiveness and efficiency of operations;
- Adequacy of safeguards of assets;
- Reliability of financial and non-financial reporting; and
- Compliance with applicable laws and regulations.

The integrity and reliability of our internal control systems are achieved through clear policies and procedures, process automation, training and development of employees and an organisation structure that segregates responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit team helps to enhance and protect organisational value by providing risk-based objective assurance, advice, and insight.

The internal audit team prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls. Areas requiring specialised knowledge are reviewed in partnership with external experts or by recruiting resources with specialised skills. Suggested improvements in processes are identified during reviews and communicated to the management on an ongoing basis.

The Audit Committee of the Board monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings. During the year, the Audit Committee Chairperson also met the Chief Internal Auditor without the presence of management.

CEO AND CFO CERTIFICATION

A certificate of the Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Regulation 17(8) of the SEBI Listing Regulations is enclosed as **Exhibit 8** to this chapter.

STATUTORY AND IFRS AUDITORS

For FY2026 M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm registration no. 101049W/E300004), the Statutory Auditors, audited the financial statements prepared in accordance with the Ind AS. During the year, the Company re-appointed M/s. Ernst & Young Associates LLP, as an independent registered public accounting firm (Independent Auditor) to audit the annual consolidated financial statements and for issuing an opinion on the financial statements prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) for FY2026.

The Statutory and Independent Auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results.

Their audits are conducted in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion. While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at the Audit Committee meetings, either face-to-face or via conference calls. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by management.

The Statutory and Independent Auditors provide a confirmation of their independence every financial year. They confirm that the engagement team, involved in the audit of the Company and its group including network firms have complied with relevant ethical requirements regarding independence.

They also confirm that on the basis of procedures implemented within their practice, they have not identified any situation or risk likely to affect their independence as Company's auditors for the financial year within the terms of the rules of conduct applicable in India.

Further, M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004), will complete their second term of five consecutive years, as Statutory Auditors at the conclusion of the ensuing 42nd Annual General Meeting and shall cease to hold office thereafter. Accordingly, based on the recommendation of the Audit Committee, the Board of Directors has recommended the appointment of M/s Deloitte Haskins & Sells LLP, Chartered Accountants (Firm Registration No. 117366W/ W100018), as the Statutory Auditors of the Company for a term of five consecutive years, commencing from the conclusion of the 42nd AGM up to the conclusion of the 47th AGM, subject to approval of the Members.

AUDITORS' FEES

During FY2026, the Company and its subsidiaries, on a consolidated basis paid the fees mentioned in Table 13 to M/s. S.R. Batliboi & Associates LLP, chartered accountants, the statutory auditors; and to M/s. Ernst & Young Associates LLP, the independent auditors and other entities within their network.

Table 13 AUDITORS' FEES

(Amount in ₹ mn)

Type of service	FY2026	FY2025
Audit fees	117.6	119.8
Tax fees	21.4	23.3
All other fees	2.4	2.7
Total	**141.4**	**145.8**

AGREEMENTS WITH MEDIA

The Company has not entered into any agreement with any media Company and/ or its associates.

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **Quarterly and annual results:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as the Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on the Company's website at www.drreddys.com. The financial results were sent, if asked for, to the registered e-mail IDs of members.

2. **News releases, presentations, etc.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including members, analysts, business partners, customers, employees and the society at large. It also conducts earning calls with analysts and investors.

3. Details of communications made during the year are produced in Table 14.

Table 14 DETAILS OF COMMUNICATION MADE DURING FY2026

Means of communication	Number
Results earnings calls	4
Publication of results	4
Press releases/ intimations/ other disclosures and filings	193

4. **Website:** The primary source of information regarding the Company's operations is the Company's website at www.drreddys.com, where all official news releases and presentations made to institutional investors and analysts are posted. It contains a separate dedicated investors section, as required under Regulation 46(2) of the SEBI Listing Regulations, where the information for members is available. Webcast of the proceedings of the AGM is also made available on the Company's website.

5. **Annual Report:** The Company's Annual Report containing, inter alia, the Board's Report, Additional Shareholders Information, the Corporate Governance Report, the Business Responsibility and Sustainability Report, Management's Discussion and Analysis (MD&A), Audited Standalone and Consolidated Financial Statements, Auditors' Report and other important information are circulated to members and

others so entitled. The Annual Report is also available on the Company's website in a user-friendly and downloadable form.

6. **Chairman's speech:** The speech given at the AGM is made available on the Company's website at https://www.drreddys.com/cms/sites/default/files/media-library/Chairman%20Speech.pdf

7. **Reminder to investors:** Reminders to collect unclaimed dividend on shares are sent to the relevant shareholders.

8. **Compliances with stock exchanges:** National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these portals. In addition, such disclosures and communications are also sent to the NYSE, NSE IFSC Limited and filed with SEC, as appropriate.

9. **Designated exclusive e-mail ID:** We have designated an e-mail ID exclusively for investor services: shares@drreddys.com.

10. **Register to receive electronic communications:** We provide an option to the members to register their e-mail ID online through the Company's website to receive electronic communications. Members who wish to receive electronic communications may register at https://www.drreddys.com/investor#investor-services#shareholder-information

11. **Disclosures:** We have a Policy on the Determination of Materiality for disclosure of material events/ information as required under the SEBI Listing Regulations, which is available at Company's website at https://www.drreddys.com/cms/sites/default/files/2025-11/Policy_on_Determination_of_Materiality.pdf

CREDIT RATINGS

During the year under review, there has been no change in the credit ratings of the Company from any of the agencies, however the Company enhanced the limits, as detailed in Table 15

Table 15 DETAILS OF CREDIT RATINGS

	Type	Amount (₹ in mn)	Rating	Outlook
ICRA	Fund Based/Non fund based	20,000	[ICRA]AA+	(Stable)
India Rating	Fund Based/Non fund based	39,800	IND AA+	Stable/IND A1+
	Non fund Based	1,200	IND AA+	Stable/IND A1+

ADDITIONAL INFORMATION ON DIRECTORS SEEKING APPOINTMENT/ RE-APPOINTMENT AT THE 42ND ENSUING ANNUAL GENERAL MEETING

Re-appointment of Mr. K Satish Reddy liable to retire by rotation, being eligible, offers himself for re-appointments

In terms of Section 152 of the Act and other applicable provisions of the Act, and rules made thereunder, Mr. Satish Reddy, is subject to retirement by rotation at the ensuing 42nd AGM, and being eligible, offers himself for re-appointment.

Mr. K Satish Reddy (DIN: 00129701), a Chemical Engineering graduate from Osmania University and M.S. in Medicinal Chemistry from Purdue University, joined Dr. Reddy's Laboratories in 1993 as Executive Director overseeing manufacturing and new product development, and was appointed Managing Director in 1997. He played a key role in building the Company's global capabilities and brand, including leading its expansion into international emerging markets. He was reappointed as Whole-time Director designated as Managing Director & Chief Operating Officer effective October 1, 2012, and subsequently re-designated as Vice-Chairman & Managing Director on March 30, 2013, and as Chairman on May 13, 2014. He was later reappointed as Whole-time Director designated as Chairman for a further term of five years from October 1, 2022, liable to retire by rotation, and now retires at the 42nd AGM and, being eligible, offers himself for reappointment.

The profile and other details of K Satish Reddy pursuant to provisions of the SEBI Listing Regulations and Secretarial Standard - 2 are given in the Notice convening 42nd AGM of the Company, forms part of the Integrated Annual Report for FY2026.

Re-appointment of Dr. K. P. Krishnan, Independent Director of the Company

In terms of Section 149 and other applicable provisions of the Act, and rules made thereunder and SEBI Listing Regulations, Dr. K. P. Krishnan (DIN: 01099097) was appointed as an Independent Director of the Company for a period of five years with effect from January 7, 2022 to January 6, 2027, by the members through Postal Ballot in March 2022. Accordingly, his term as an Independent Director is ending on January 6, 2027.

Considering the skill set of Dr. Krishnan and his valuable contributions, the Nomination, Governance and Compensation Committee and the Board have recommended the resolution for consideration of the members for re-appointment of Dr. K P Krishnan as an Independent Director of the Company for a second term of five consecutive years from January 7, 2027 to January 6, 2032, not liable to retire by rotation.

The profile and other details of Dr. Krishnan pursuant to provisions of the SEBI Listing Regulations and Secretarial Standard - 2 are given in the Notice convening 42nd AGM of the Company, forms part of the Integrated Annual Report for FY2026.

Appointment of Mr. Srikanth Velamakanni, Independent Director of the Company

In terms of Section 149 and other applicable provisions of the Act, and rules made thereunder and SEBI Listing Regulations, Mr. Srikanth Velamakanni (DIN: 01722758) was appointed by the Board as an Additional Director, categorised as Independent, for a period of five years with effect from July 1, 2026 to June 30, 2031.

Considering the skill set of Mr. Srikanth the NGCC and the Board recommended the resolution of appointment of Mr. Srikanth Velamakanni, as an Independent Director of the Company for approval of the members by way of a special resolution.

The profile and other details of Mr. Srikanth Velamakanni pursuant to provisions of the SEBI Listing Regulations and Secretarial Standard - 2 are given in the Notice convening 42nd AGM of the Company, forms part of the Integrated Annual Report for FY2026.

GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, a foreign private issuer, as defined by the SEC, must make its US investors aware of significant ways in which its corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is available on the Company's website at www.drreddys.com.

OTHER DISCLOSURES

1) The Company is in compliance with the mandatory requirements of Corporate Governance as specified in Regulations 17 to 27; clauses (b) to (i) of sub-regulation (2) of Regulation 46 and Schedule V of the SEBI Listing Regulations.

2) The securities of the Company were not suspended from trading at any time during the year.

3) During FY2026, the Company has not raised funds through preferential allotment or qualified institutional placement.

4) During FY2026, the Board of Directors has accepted all the recommendations of the Board Committees.

5) Disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, is given in Table 16:

Table 16 DISCLOSURES UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

Particulars	Numbers
The number of sexual harassment complaints received during the year	21
The number of such complaints disposed of during the year	19
Number of complaints pending as on March 31, 2026	6

Further, disclosures on complaints under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 on consolidated basis i.e., for the Company and its subsidiaries are given in Principle 5 of the Business Responsibility and Sustainability Report forming part of the Integrated Annual Report.

6) A certificate from a Company Secretary in practice confirming that none of the directors are disqualified or debarred from being appointed or continuing as directors of the Company by the SEBI or the Ministry of Corporate Affairs or any other authority, forms part of this report.

COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) OF THE LISTING REGULATIONS

1. **The Board:** Our Chairman is an Executive Director and maintains the Chairman's office at the Company's expenses for the performance of his duties.

2. **Shareholders' rights:** In addition to displaying our quarterly and half-yearly results on our website at www.drreddys.com, and publishing in widely circulated newspapers, the quarterly financial results are being sent to the registered e-mail IDs of shareholders.

3. **Audit qualifications:** The auditors have not qualified the financial statements of the Company.
4. **Separate post of chairman and CEO:** Mr. K Satish Reddy is the Chairman, Mr. G V Prasad is the Co-chairman and Managing Director and Mr. Erez Israeli is the Chief Executive Officer of the Company.
5. **Reporting of internal audit:** The Chief Internal Auditor regularly updates the Audit Committee on internal audit findings at the Committee's meetings and on conference calls.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on Additional Shareholders' Information forms a part of the Integrated Annual Report.

EXHIBIT 1

Report of the Audit Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Audit Committee of the Board consists of four Directors as on March 31, 2026. Each member is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

During the year, there is no change in composition of the Audit Committee.

The primary responsibilities are to assist the Board in overseeing the:

- Integrity of the Company's financial statements;
- Compliance with legal and regulatory requirements and the Company's Code of Business Conduct and Ethics (COBE);
- Qualification and independence of the External and Internal Auditors;
- Performance of the Company's External Auditors and Internal Audit team;
- Adequacy and reliability of the internal control systems, especially those relating to the reporting of the Company's financials; and
- Whistle-blower/ombudsperson related matters.

The details terms of reference of the Audit Committee are available on the website of the Company.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. The Committee discusses with the Company's Internal Auditors, Statutory Auditors and Independent Auditors, the scope and plans for their respective audits. It also discusses the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting. The Audit Committee provides at each of its meetings an opportunity for internal and external auditors to meet with the members of the Audit Committee, without presence of the management.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. M/s. S.R. Batliboi & Associates LLP, Chartered Accountants, the Company's Statutory Auditors for financial statements prepared in accordance with Ind AS, and M/s. Ernst & Young Associates LLP, the Company's Independent Auditors for financial statements prepared in accordance with IFRS, are responsible for expressing their opinion on the conformity of the Company's financial statements with Generally Accepted Accounting Principles (GAAP), as applicable.

Relying on the review and discussions with the management and the auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Indian Accounting Standards (Ind AS) and the IFRS as issued by the International Accounting Standards Board in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Audit Committee reviewed the internal controls put in place by the Company. In conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

During FY2026, the Audit Committee met six times and inter alia, reviewed and discussed the following:

1. Approval and recommendation of the quarterly/ half-yearly/annual financial results on standalone and consolidated basis;
2. Approval and recommendation of the Cost Statements including other annexures of Cost Audit Report for FY2026
3. Review of the key non-routine accounting transactions;
4. Revision to the 'Code of Conduct to Regulate, Monitor and Report Trading by Designated Persons' (PIT Code) and 'Code of Practices and Procedures for Fair Disclosures of Un-published Price Sensitive Information' in line with the requirement of the SEBI (Prohibition of Insider Trading) Regulations, 2015.
5. Approval and recommendation to Board for investments in the subsidiaries and joint ventures;
6. Approval and recommendation to Board for change in Internal Auditor of the Company;
7. Review of business agreements entered/ to be entered by the Company;
8. Review of the Finance Transformation;
9. Review on new Insider Trading Compliance tool.
10. Review of the Subsidiary governance;
11. Review of the Internal Financial Controls (IFC), SOX and Internal Audit observations;
12. Review of the Auditors' independence and performance, and effectiveness of audit process;
13. Approval and recommendation of the audit fees paid to the Statutory Auditors and Independent Auditors;
14. Approval and recommendation to Board regarding re-appointment of Cost Auditors and Secretarial Auditors, and continuing of the Statutory Auditors;
15. Approval of the non-audit services being provided by the statutory and independent auditors and concluded that such services were not in conflict with their independence;
16. Update on key legal cases;
17. Review of the treasury and tax updates;
18. Approvals of the related party transactions and review thereof;
19. Review of the financial statements of the subsidiaries including their investments and significant transactions;
20. Ombudsperson process/ complaints, remuneration of Chief Compliance Officer (CCO) and insider trading compliances;
21. Review of the sexual harassment cases;
22. Review of the whistle blower complaints;
23. Review of the Insider Trading compliances;
24. Compensation for Chief Internal Auditor, Chief Compliance Officer and Company Secretary
25. Review of the Regulatory updates concerning the Committee; and
26. Sections of the annual report including Management Discussion and Analysis, Directors' Responsibility Statement.
27. Audit Committee recommended the Board, regarding appoint M/s. Deloitte Haskins & Sells LLP as Statutory Auditors, with effect from the conclusion of the 42nd Annual General Meeting, subject to the approval of the shareholders.

The Audit Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no person intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee, inter alia, has recommended to the Board of directors:

a) That the audited standalone and consolidated financial statements of Dr. Reddy's Laboratories Limited for the year ended March 31, 2026, prepared as per Ind AS be approved by the Board as a true and fair statement of the financial status of the Company; and

b) That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended March 31, 2026, be approved by the Board and be included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission.

The Audit Committee apprised the Board on key discussions and recommendations made at such Committee meetings.

Arun M Kumar
Chairperson, Audit Committee

Place: Hyderabad
Date: May 12, 2026

EXHIBIT 2

Report of the Nomination, Governance and Compensation Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee (NGCC) of the Board consists of four Independent Directors, as on March 31, 2026, as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The NGCC operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The NGCC's primary responsibilities are to:

- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, to ensure that the Company is at the forefront of good corporate governance;
- Periodically examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- For appointment of a Director on the Board, the NGCC evaluates the balance of skills, knowledge and experience and on the basis of such evaluation, identify the suitable candidate and makes the necessary recommendation to the Board.
- Examine major aspects of the Company's organizational design and recommend changes as necessary;
- Formulate policies on the remuneration of Directors, KMPs and other employees and on Board diversity;
- Review and recommend compensation and variable pay for Executive Directors to the Board;
- Review the sexual harassment complaints, outcome of investigations, if any, and awareness initiatives; and
- Establish, in consultation with the management, the compensation program for the Company and recommend it to the Board for approval and in that context:
- Establish annual key result areas (KRAs) for the Executive Directors and oversee the status of their achievement;
- Review, discuss and provide guidance to the management, on the KRAs for members of the MC, KMPs and their remuneration; and
- Review the Company's ESOP schemes and oversee its administration.

The details terms of reference of the NGCC are available on the website of the Company.

As on March 31, 2026, the Company had 4,041,260 outstanding stock options, which amounts to 0.48% of total equity capital. These options are held by 166 employees of the Company and its subsidiaries under:

- Dr. Reddy's Employees Stock Options Scheme, 2002 (This Scheme expired on January 28, 2022);
- Dr. Reddy's Employees ADR Stock Options Scheme, 2007; and
- Dr. Reddy's Employees Stock Option Scheme, 2018.

269,895 stock options are outstanding at par value i.e. ₹ 1/- per option and 3,771,365 stock options are outstanding at fair market value.

The NGCC met three times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, the NGCC inter alia has reviewed and discussed the following:

- Review of the Board and Board Committee composition and identifying candidates for appointment as Director;
- Review the key areas of corporate governance and the impact of related significant regulatory and statutory changes;
- Review of HR metrics including staff costing, hiring, attrition, diversity, talent management, capacity building and employee experience;
- Senior level appointments/ movements;
- Review of the sexual harassment cases;
- Review and recommendation of variable pay and annual pay revisions;
- ESOP administration and allotment of shares under employee stock option schemes of the Company;
- Review of the outcome of the performance evaluation of Board, Board Committees and Directors including Chairman;
- Recommendation of the re-appointment of Directors and Senior Management Personnel;
- Review of the Company's system for hiring, developing and retaining talent, retirement policy of the Company.
- Review the organization design, plan for upgrading and retaining talent at all levels and succession plans for key positions and support revision of training programs and the performance enablement systems.

The Nomination, Governance and Compensation Committee apprised the Board on discussions and recommendations made at its meetings and shared information on the overall NGCC initiatives undertaken by the Company.

Sanjiv Mehta
Chairperson, Nomination, Governance and Compensation Committee

Place: Hyderabad
Date: May 11, 2026

EXHIBIT 3

Report of the Science, Technology and Operations Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Science, Technology and Operations (STO) Committee of the Board consists of four Independent Directors, as on March 31, 2026. The STO Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The STO Committee's primary responsibilities are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organisations;
- Assist the Board and management to stay abreast of novel scientific and technologies developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure the Company makes well informed choices in committing its resources;
- Assist the Board and the management in the creation of valuable Intellectual Property (IP);
- Review the status of non-infringement patent challenges;
- Assist the Board and the management in building and nurturing science in the organisation to support its business strategy; and
- Review the safety and quality of the Company's operations.

The STO Committee met four times during the financial year. The STO Committee inter alia, reviewed and discussed the following:

- Review of the Company's key product development;
- Update and review of the quality and pharmacovigilance function and assessment of coordination with research and manufacturing;
- Update on new product delivery engine for API business;
- Update and review of audit and observations;
- Update and review of Biologics and Oncology functions;
- Update and review of research and manufacturing functions
- Update and review of commercial strategies

The Science, Technology and Operations Committee apprised the Board on review and discussions made at its meetings.

Dr. Claudio Albrecht
Chairperson, Science, Technology and Operations Committee

Place: Hyderabad
Date: May 11, 2026

EXHIBIT 4

Report of the Risk Management Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board consists of four Directors, as on March 31, 2026. Each member is an Independent Director as defined under Indian laws, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Risk Management Committee's primary responsibilities are to:

- Discuss with senior management the Company's enterprise-level risks and provide oversight as may be needed;
- Ensure it is apprised of the most significant risks and emerging issues, along with actions that the management is taking and how it is ensuring effective Enterprise Risk Management (ERM); and
- Review risk disclosure statements in any public documents or disclosures.

The details terms of reference of the Risk Management Committee are available on the website of the Company. The Committee met thrice during the financial year inter alia to review the following:

- Risk Heat-map;
- Risk associated with must win products
- Quality / regulatory risk
- Inventory and aging- steps to reduce COPE
- Product Performance & Governance for innovative assets, new products [in-house], IL deals & acquisitions.
- Emerging markets – operating environment and outlook
- Cyber security
- Ethics and compliance
- Data leakage risk
- DPDP Act preparedness
- Risk associated with safety
- Geo-political risks and mitigations;
- Other risks periodically

The Risk Management Committee apprised the Board on discussions and recommendations made at its meetings and shared information on enterprise-wide risks.

Shikha Sharma
Chairperson,
Risk Management Committee

Place: Hyderabad
Date: May 11, 2026

EXHIBIT 5

Report of the Stakeholders' Relationship Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Stakeholders' Relationship Committee of the Board consists of three Directors, including two Executive Directors, as on March 31, 2026. The Chairperson is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Review investor complaints and their redressal;
- Review of queries received from investors;
- Review of work done by the share transfer agent including their service standards;
- Review corporate actions related to security holders; and
- Review investor engagement plans/ initiatives and movement in shareholdings and ownership structure.

The details terms of reference of the Stakeholders' Relationship Committee are available on the website of the Company.

The Stakeholders' Relationship Committee met four times during the financial year on quarterly basis. In addition to the fulfilment of its normal responsibilities as described above, it also suggested to explore additional ways to communicate with the shareholders for claiming their unpaid dividends. On recommendation of the Committee, the Company has been sending copies of the published quarterly results to the shareholders of the Company every quarter through e-mails. It also reviewed the functioning of the Company's secretarial and investor relations functions.

The Stakeholders' Relationship Committee apprised the Board on key discussions and recommendations made at such Committee meetings.

Leo Puri
Chairperson,
Stakeholders' Relationship Committee

Place: Hyderabad
Date: May 8, 2026

EXHIBIT 6

Report of the Sustainability and Corporate Social Responsibility Committee

To the shareholders of
Dr. Reddy's Laboratories Limited

The Sustainability and Corporate Social Responsibility (CSR) Committee of the Board consists of four directors, including two executive directors. The Chairman of the Committee is an Independent Director as defined under the Companies Act, 2013, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Sustainability and CSR Committee's primary responsibilities are as under:

Sustainability –

- To review the sustainability and other environment, social and governance related vision & goals of the Company on an ongoing basis.
- To review and provide oversight over the Company's programs, policies, practices, and strategies related to sustainability.
- To review sustainability and ESG disclosures.
- To act as nodal committee for guidance on sustainability and overall ESG goals and to review and monitor progress and all other matters incidental thereto.

CSR –

- Formulate and recommend to the Board, a Corporate Social Responsibility Policy ("CSR Policy") which shall indicate the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013;
- Provide guidance on various CSR initiatives undertaken by the company and monitor implementation and adherence to the CSR programs and policy of the company from time to time;
- Recommend to the board an Annual CSR Action Plan delineating the CSR projects or programmes to be undertaken during the financial year; and
- Appoint an independent agency/ firm to carry out impact assessment study, if any

The detailed terms of reference of the Sustainability and CSR Committee are available on the website of the Company.

During the financial year, the Sustainability and CSR Committee met five times. The Committee inter alia reviewed and discussed the following:

- Approval and recommendation of the CSR budget and Annual Action Plan;
- Review and recommendation for revision to the CSR budget and Annual Action Plan;
- Review the CSR projects/ programs and expenditure thereon including ongoing projects;
- Update on CSR governance and compliances;
- Approval and recommendation to the Annual Report on CSR Activities;
- Review the Impact Assessment Report undertaken by the independent agency;
- Revision of CSR Policy
- Appointment of the Assurance Provider, for undertaking Reasonable Assurance of BRSR
- Core And Other Related Matters
- Review of strategic CSR initiatives for the Company;
- Review of the NGO functioning undertaking major CSR projects/ programs of the Company and their KPIs;

- Update on ESG vision, goals and progress;
- Review of theESG ratings and benchmarking with the best practices.;
- Review of regulatory updates on ESG and BRSR and disclosures thereon;
- Review of the ESG ratings by the various external agencies.

The Sustainability and CSR Committee apprised the Board on discussions and recommendations made at its meetings and shared information on the overall CSR and ESG initiatives undertaken by the Company.

Dr. K P Krishnan
Chairperson, Sustainability and
Corporate Social Responsibility Committee

Place: Hyderabad
Date: May 8, 2026

EXHIBIT 7

CEO'S declaration on compliance with Code of Business Conduct and Ethics

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ('COBE' and 'the code') which applies to all employees and directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and directors to familiarize themselves with the code and comply with its standards.

I hereby certify that the board members and senior management personnel of Dr. Reddy's have affirmed compliance with the code of the Company for the financial year 2025-26.

Erez Israeli
Chief Executive Officer

Date: May 12, 2026
Place: Hyderabad

EXHIBIT 8

CEO and CFO certificate to the Board pursuant to Regulation 17(8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to the Regulation 17(8) read with Part B of Schedule II of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we, Erez Israeli, Chief Executive Officer and M V Narasimham, Chief Financial Officer of Dr. Reddy's Laboratories Limited to the best of our knowledge and belief, hereby certify that:

A) We have reviewed the financial statements (standalone and consolidated) including the cash flow statement for the financial year ended March 31, 2026 and that these statements:

   1. Do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;
   2. Together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations;

B) There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violate the Company's Code of Business Conduct and Ethics.

C) We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D) We have disclosed, wherever applicable, to the auditors and the Audit Committee:

   1. That there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data including any corrective actions;
   2. That there are no material weaknesses in the internal controls over financial reporting;
   3. That there are no significant changes in internal control over financial reporting during the year;
   4. All significant changes in the accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and
   5. That there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

Erez Israeli
Chief Executive Officer

M V Narasimham
Chief Financial Officer

Date: May 12, 2026
Place: Hyderabad

Independent Auditor's Report on compliance with the conditions of Corporate Governance as per provisions of Chapter IV of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

The Members of Dr. Reddy's Laboratories Limited,
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034

1. The Corporate Governance Report prepared by Dr. Reddy's Laboratories Limited; (hereinafter the "Company"), contains details as specified in regulations 17 to 27, clauses (b) to (i) and (t) of sub – regulation (2) of regulation 46 and para C, D, and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations") ('Applicable criteria') for the year ended March 31, 2026 as required by the Company for annual submission to the Stock exchange.

Management's Responsibility

2. The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3. The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

Auditor's Responsibility

4. Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether, the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.

5. We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India ("ICAI"). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by ICAI.

6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

7. The procedures selected depend on the auditor's judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:

i. Read and understood the information prepared by the Company and included in its Corporate Governance Report;

ii. Obtained and verified that the composition of the Board of Directors with respect to executive and non-executive directors has been met throughout the reporting period;

iii. Obtained and read the Register of Directors as on March 31, 2026 and verified that atleast one independent woman director was on the Board of Directors throughout the year;

iv. Obtained and read the minutes of the following committee meetings / other meetings held from April 01, 2025 to March 31, 2026:

   (a) Board of Directors;
   (b) Audit Committee;
   (c) Annual General Meeting (AGM);
   (d) Nomination, Governance and Compensation Committee
   (e) Stakeholders Relationship Committee;
   (f) Risk Management Committee
   (g) Science, Technology and Operations Committee; and
   (h) Sustainability and Corporate Social Responsibility Committee;
   (i) Banking, Authorizations and allotment Committee (formerly knows as Banking and Authorizations committee)

v. Obtained necessary declarations from the directors of the Company.

vi. Obtained and read the policy adopted by the Company for related party transactions.

vii. Obtained the schedule of related party transactions during the year and balances at the year- end. Obtained and read the minutes of the audit committee meeting where in such related party transactions have been pre-approved prior by the audit committee.

viii. Performed necessary inquiries with the management and also obtained necessary specific representations from management.

8. The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

Opinion

9. Based on the procedures performed by us, as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended March 31, 2026, referred to in paragraph 4 above.

Other matters and Restriction on Use

1. This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

2. This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271ZDEYNB5124
Place of Signature: Hyderabad
Date: May 12, 2026

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

(pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,
The Members
Dr. Reddy's Laboratories Limited

We have examined the relevant disclosures provided by the Directors to Dr. Reddy's Laboratories Limited, bearing CIN: L85195TG1984PLC004507, having registered office at 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500034 (hereinafter referred to as 'the Company'), provided to us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Clause 10(i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information, based on (i) documents available on the website of the Ministry of Corporate Affairs as on May 12, 2026 and Stock Exchanges as on May 12, 2026 (ii) Verification of Directors Identification Number (DIN) status at the website of the Ministry of Corporate Affairs, and (iii) disclosures provided by the Directors (as enlisted in Table A) to the Company, we hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as directors of the companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other statutory authority as on March 31, 2026.

Table A

Sr. No.	Name of the Directors	Director Identification Number	Date of appointment in Company
1.	Mr. Satish Reddy Kallam	00129701	January 18, 1993
2.	Mr. Venkateswara Prasad Gunupati	00057433	April 08, 1986
3.	Mr. Leo Puri	01764813	October 25, 2018
4.	Mrs. Shikha Sanjaya Sharma	00043265	January 31, 2019
5.	Dr. Kodumudi Pranatharthiharan Krishnan	01099097	January 07, 2022
6.	Ms. Penny Chan Wan	09479493	January 28, 2022
7.	Mr. Arun Madhavan Kumar	09665138	August 01, 2022
8.	Dr. Claudio Albrecht	10109819	May 10, 2023
9.	Dr. Alpna Hansraj Seth	01183914	September 19, 2023
10.	Mr. Sanjiv Soshil Mehta	06699923	December 29, 2023

For **Makarand M. Joshi & Co.**
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6832/2025

Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
UDIN: F005533H000343354

Place: Mumbai
Date: May 12, 2026

ADDITIONAL SHAREHOLDERS' INFORMATION

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills,
Hyderabad 500 034, Telangana, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
Website: www.drreddys.com
CIN: L85195TG1984PLC004507
E-mail ID: shares@drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company:

COMPLIANCE OFFICER UNDER THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015 (THE "SEBI LISTING REGULATIONS") AND NODAL OFFICER UNDER IEPF

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

ADR INVESTORS/ INSTITUTIONAL INVESTORS/ FINANCIAL ANALYSTS

Ms. Aishwarya Sitharam
Head - Investor Relations
Tel: +91-40-4900 2135
Fax: +91-40-4900 2999
E-mail ID: aishwaryasitharam@drreddys.com

MEDIA

Ms. Priya K
Corporate Communications
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: priyak@drreddys.com

INDIAN RETAIL INVESTORS

Mr. K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
Tel: +91-40-4900 2222
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

GENERAL SHAREHOLDER INFORMATION

Table 1 42ND ANNUAL GENERAL MEETING (AGM) AND OTHER DETAILS

Day, Date and Time of the AGM	Thursday, July 23, 2026 at 11.00 AM through video conferencing("VC")/Other Audio visual means ("OAVM")
Venue of the AGM	In accordance with General Circular No. 03/2025 dated September 22, 2025 read with General Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs and Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI, the 42nd AGM of the Company will be held through VC/ OAVM mode. The deemed venue for the 42nd AGM shall be at the Registered Office of the Company.
Financial Year	April 1 to March 31
Record date	Friday, July 10, 2026
Dividend payment date	On or before July 30, 2026
Receipt of proxy forms	In terms of the relaxations granted by MCA, the facility for appointment of proxies by Members will not be available at the ensuing AGM as same will be held through VC/ OAVM mode
International Securities Identification Number (ISIN) in NSDL and CDSL	ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialized securities of the Company. The ISIN of the Company's equity shares is **INE089A01031**.
E-Voting dates	Cut-off date for e-voting: Thursday, July 16, 2026 E-voting dates: - from 9.00 a.m. (IST), Sunday, July 19, 2026, to 5.00 p.m. (IST) Wednesday, July 22, 2026

Listing on Stock Exchanges (Equity)	The Company's equity shares are listed on the following Stock Exchanges **(1) BSE Limited,** Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001 **(2) National Stock Exchange of India Limited** Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 Annual Listing fees has been paid by the Company to the above stock exchanges for FY2026
Listing on Stock Exchanges (American Depository Receipts) (ADRs)	The Company's ADRs are listed on the following Stock Exchanges **(1) New York Stock Exchange Inc. (NYSE),** 11, Wall Street, New York, 10005, USA **(2) NSE IFSC Limited,** Unit No.1201, Brigade International Financial Centre, 12th floor, Block-14, Road 1C, Zone-1, Gift SEZ, Gift City, Gandhinagar, Gujarat – 382355, India Listing fees to the NYSE for listing of ADRs has been paid for the CY2025. The stock code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.
Description of voting rights	All securities issued by the Company carry equal voting rights.
Overseas depository of ADRs	J.P. Morgan Chase & Co. 270 Park Avenue, Floor 8 New York, NY 10017, USA Tel: +1 781 575 2833
Indian custodian of ADRs	J.P. Morgan Chase Bank NA India Sub-Custody, Floor 3, JP Morgan Tower, Off CST Road, Kalina, Santacruz (E), Mumbai - 400 098, Maharashtra, India Tel: +91-22-6649 2617 Fax: +91-22-6649 2509 E-mail ID: india.custody.client.service@jpmorgan.com
Registrar and Transfer Agent (RTA) for equity shares (common agency for demat and physical shares)	Bigshare Services Private Limited CIN: U99999MH1994PTC076534 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, 4014 4967 Fax: +91-40-2337 0295 E-mail ID: bsshyd@bigshareonline.com

FINANCIAL CALENDAR

Table 2 gives the details of tentative calendar for declaration of financial results for FY2027.

Table 2 TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS

For the quarter ending June 30, 2026	Fourth week of July, 2026
For the quarter and half-year ending September 30, 2026	Fourth week of October, 2026
For the quarter and nine months ending December 31, 2026	Fourth week of January, 2027
For the year ending March 31, 2027	Third week of May, 2027
AGM for the year ending March 31, 2027	Fourth week of July, 2027

FY2026 represents fiscal year 2025-26, from April 1, 2025 to March 31, 2026 and analogously for FY2025 and other such labelled years.

CREDIT RATINGS

The detailed table of credit ratings, together with information given in Corporate Governance Report for FY2026.

REASONS FOR PLEDGE

There has been no pledging of shares by the Promoters/Promoter Group.

IN CASE SECURITIES OF THE COMPANY ARE SUSPENDED FROM TRADING, REASONS THEREOF

During the year, no securities of the Company were suspended from trading.

PERSONS HOLDING OVER 1% OF THE SHARES AND TOP 10 PUBLIC SHAREHOLDERS

Table 3 gives the names of the persons holding more than 1% of equity shares of the Company and top 10 public shareholders as on March 31, 2026.

Table 3 PERSONS HOLDING 1% OR MORE AND TOP 10 PUBLIC SHAREHOLDERS OF THE EQUITY SHARES/ ADRS IN THE COMPANY AS ON MARCH 31, 2026

NAME	NUMBER OF SHARES	NUMBER OF ADRs	%
Life Insurance Corporation of India	101,502,343	-	12.16
J P Morgan Chase Bank NA[1]	99,639,513	99,639,513	11.94
GVP Family Trust[2]	96,095,920	-	11.51
VSD Family Trust[2]	75,630,620	-	9.06
ICICI Prudential Mutual Fund - Various Mutual Funds	33,441,659	-	4.01
Kallam Satish Reddy HUF[2]	27,618,385	-	3.31
NPS Trust	23,099,402	-	2.77
Nippon Life India Trustee Ltd - Various Mutual Funds	20,166,834	-	2.42
Parag Parikh Mutual Funds - Various Mutual Funds	14,405,500	-	1.73
Gunupati Venkateswara Prasad HUF[2]	12,717,090	-	1.52
SBI Mutual Funds -Various Mutual Funds	12,342,914	-	1.48
Satish Reddy Kallam[2]	10,107,505	-	1.21
Government Pension Fund Global	9,164,102	-	1.10
Vanguard Total International Stock Index Fund	7,952,594	-	0.95
HDFC Life Insurance Company Limited	6,890,454	-	0.83
Vanguard Emerging Markets Stock Index Fund	6,441,006	-	0.77

[1] *Holding ADRs as custodian of ADRs*

[2] *Belonging to promoter and promoter group of the Company.*

EQUITY HISTORY OF THE COMPANY

Table 4 lists the equity history of the Company since the incorporation of the Company up to March 31, 2026.

Table 4 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UPTO MARCH 31, 2026

Date/ Financial Year	Particulars	Issued	Cancelled/ Extinguished	Cumulative
24-Feb-1984	Issue to promoters	200	-	200
22-Nov-1984	Issue to promoters	243,300	-	243,500
14-Jun-1986	Issue to promoters	6,500	-	250,000
09-Aug-1986	Issue to public	1,116,250	-	1,366,250
30-Sep-1988	Forfeiture of 100 shares	-	100	1,366,150

Date/ Financial Year	Particulars	Issued	Cancelled/ Extinguished	Cumulative
09-Aug-1989	Rights Issue	819,750	-	2,185,900
16-Dec-1991	Bonus Issue (1:2)	1,092,950	-	3,278,850
17-Jan-1993	Bonus Issue (1:1)	3,278,850	-	6,557,700
10-May-1994	Bonus Issue (2:1)	13,115,400	-	19,673,100
10-May-1994	Issue to promoters	2,250,000	-	21,923,100
26-Jul-1994	GDRs underlying equity shares	4,301,276	-	26,224,176
29-Sep-1995	Standard Equity Fund Limited on Merger	263,062	-	26,487,238
30-Jan-2001	Cheminor Drugs Limited shareholders on merger	5,142,942	-	31,630,180
30-Jan-2001	Cancellation of shares held in Cheminor Drugs Limited on merger	-	41,400	31,588,780
11-Apr-2001	ADR underlying equity shares	6,612,500	-	38,201,280
09-Jul-2001	GDR conversion into ADR	-	-	38,201,280
24-Sep-2001	American Remedies Limited shareholders on merger	56,694	-	38,257,974
25-Oct-2001	Sub-division of one equity share of ₹10/- into two equity shares of ₹5/- each		-	76,515,948
2004-2005	Allotment pursuant to exercise of stock options	3,001	-	76,518,949
2005-2006	Allotment pursuant to exercise of stock options	175,621	-	76,694,570
2006-2007	Allotment pursuant to exercise of stock options	63,232	-	76,757,802
30-Aug-2006	Bonus Issue(1:1)	76,757,802	-	153,515,604
22-Nov-2006	ADR underlying equity shares	12,500,000	-	166,015,604
29-Nov-2006	ADR underlying equity shares (green shoe option)	1,800,000	-	167,815,604
2006-2007	Allotment pursuant to exercise of stock options	96,576	-	167,912,180
2007-2008	Allotment pursuant to exercise of stock options	260,566	-	168,172,746
2008-09	Allotment pursuant to exercise of stock options	296,031	-	168,468,777
2009-10	Allotment pursuant to exercise of stock options	376,608	-	168,845,385
2010-11	Allotment pursuant to exercise of stock options	407,347	-	169,252,732
2011-12	Allotment pursuant to exercise of stock options	307,614	-	169,560,346
2012-13	Allotment pursuant to exercise of stock options	276,129	-	169,836,475
2013-14	Allotment pursuant to exercise of stock options	272,393	-	170,108,868
2014-15	Allotment pursuant to exercise of stock options	272,306	-	170,381,174
2015-16	Allotment pursuant to exercise of stock options	226,479	-	170,607,653
2016-17	Buy-back of equity shares	-	5,077,504	165,530,149
	Allotment pursuant to exercise of stock options	211,564	-	165,741,713
2017-18	Allotment pursuant to exercise of stock options	169,194	-	165,910,907
2018-19	Allotment pursuant to exercise of stock options	155,041	-	166,065,948
2019-20	Allotment pursuant to exercise of stock options	106,134	-	166,172,082
2020-21	Allotment pursuant to exercise of stock options	129,149	-	166,301,231
2021-22	Allotment pursuant to exercise of stock options	124,618	-	166,425,849
2022-23	Allotment pursuant to exercise of stock options	102,027	-	166,527,876
2023-24	Allotment pursuant to exercise of stock options	290,390	-	166,818,266
2024-25	Before sub-division - Allotment pursuant to exercise of stock options	58,680		166,876,946
	Sub-division of one equity share of ₹5/- into five equity shares of ₹1/- each w.e.f. 28-Oct-2024	-	-	834,384,730
	Post sub-division - Allotment pursuant to exercise of stock options	70,635	-	834,455,365
2025-26	Allotment pursuant to exercise of stock options	201,605	-	834,656,970

Table 5 DISTRIBUTION OF SHAREHOLDING

Category	As on March 31, 2026		As on March 31, 2025		% CHANGE
	No. of Shares	% of Total	No. of Shares	% of Total	
Promoters' Holding[1]					
- Individuals	50,579,100	6.06	222,305,640	26.64	-20.58
- Trust	171,726,540	20.57	-	0.00	20.57
Sub-total (A)	**222,305,640**	**26.63**	**222,305,640**	**26.64**	**-0.01**
- Insurance companies and Indian financial institutions	122,163,876	14.64	83,422,811	10.00	4.64
- Banks	492,350	0.06	1,519,135	0.18	-0.12
- Mutual funds/UTI	110,132,054	13.19	107,519,632	12.89	0.30
Foreign holdings					
- Foreign institutional investors/ foreign portfolio investors/ foreign companies	176,485,062	21.14	215,048,842	25.77	-4.63
- Non-resident Indians	7,674,701	0.92	7,791,068	0.93	-0.01
- ADRs	99,639,513	11.94	96,312,429	11.54	0.40
- Foreign nationals	8,420	0.00	13,895	0.00	0.00
Sub-total (B)	**516,595,976**	**61.89**	**511,627,812**	**61.31**	**0.58**
Indian public, corporates and others[2] **(C)**	95,755,354	11.47	100,521,913	12.05	-0.58
Total (A+B+C)	**834,656,970**	**100**	**834,455,365**	**100.00**	0.00

[1] *Change in percentage are due to ESOP allotment.*

[2] *Others include Alternative Investment Funds, Trusts, Clearing Members, Unclaimed Suspense Account, IEPF Authority and ESOS Trust.*

Table 6 DISTRIBUTION OF EQUITY SHAREHOLDING ACCORDING TO OWNERSHIP AS ON MARCH 31, 2026

SHARES HELD	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDERS	NUMBER OF SHARES HELD	% OF SHAREHOLDING
1 – 5,000	463,136	99.36	38,514,327	4.61
5,001 – 10,000	1,062	0.23	7,764,532	0.93
10,001 – 20,000	678	0.15	9,979,470	1.20
20,001 – 30,000	292	0.06	7,246,626	0.87
30,001 – 40,000	199	0.04	6,894,904	0.83
40,001 – 50,000	103	0.02	4,612,439	0.55
50,001 – 100,000	243	0.05	17,105,741	2.05
100,001 & above	409	0.09	642,899,418	77.03
Total (excluding ADRs)	**466,122**	**100.00**	**735,017,457**	**88.06**
Equity shares underlying ADRs[1]	1	0.00	99,639,513	11.94
Total	**466,123**	**100.00**	**834,656,970**	**100.00**

[1] *Held by beneficial owners outside India.*

GENERAL BODY MEETINGS

Table 7 DETAILS OF THE LAST THREE ANNUAL GENERAL MEETINGS AND BUSINESS TRANSACTED THROUGH SPECIAL RESOLUTIONS, IF ANY

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2022-23	July 27, 2023 at 10.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	• Appointment of Dr. Claudio Albrecht as an Independent Director • Re-appointment of Mr. Leo Puri as an Independent Director • Re-appointment of Ms. Shikha Sharma as an Independent Director
2023-24	July 29, 2024 at 11.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	No special resolutions were passed
2024-25	July 24, 2025 at 11.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	Re-appointment of Mr. G.V Prasad (DIN: 00057433) as Whole-Time Director, designated as Co-Chairman and Managing Director

POSTAL BALLOT DETAILS

Further, there is no immediate proposal for passing any resolution through Postal Ballot process.

DIVIDEND HISTORY

Chart 1 shows the dividend history of the Company from the FY2016 to FY2026.

CHART 1: DIVIDEND HISTORY FY2016-FY2026 (%)


FY2026[1] 800%
FY2025 800%
FY2024 800%
FY2023 800%
FY2022 600%
FY2021 500%
FY2020 500%
FY2019 400%
FY2018 400%
FY2017 400%
FY2016 400%

[1] Dividend recommended by the Board, subject to approval of the members at the ensuing 42nd Annual General Meeting.

NOMINATION FACILITY

In view of the SEBI Circular dated November 3, 2021 read with subsequent circulars dated December 14, 2021, March 16, 2023, November 17, 2023 and the SEBI Master Circular dated May 7, 2024, as amended from time to time, members holding shares in physical form are requested to submit their nomination details by filing duly completed Form SH-13 with the Registrar and Transfer Agent ("RTA"). Members desirous of cancelling or varying nomination may submit Form SH-14, and those opting out of nomination may submit Form ISR-3. Members are further informed that pursuant to SEBI Circular dated June 10, 2024, non-submission of nomination shall not result in freezing of folios; however, shareholders are encouraged to update their nomination details to facilitate ease of transmission and investor servicing.

EXCHANGE OF SHARE CERTIFICATES

Standard Equity Fund Limited (SEFL), Cheminor Drugs Limited (CDL) and American Remedies Limited (ARL) merged with Dr. Reddy's Laboratories Limited in the years 1995, 2000 and 2001, respectively. Further, the Company sub-divided the face value of its equity shares of ₹10/- to ₹5/- in 2001 and from ₹5/- to ₹1/- in year 2024. Accordingly, the share certificates of the above three companies and the old share certificates of ₹10/- and ₹5/- face value is no longer valid.

Shareholders holding share certificates of the aforesaid three companies or old certificates of ₹10/- or ₹5/- face value are requested to submit the same, along with their demat account details including client master list, either to the Company or to the RTA. On receipt and verification of these share certificate(s), the shares will get credited to the demat account of the shareholders.

SIMPLIFIED NORMS FOR PROCESSING INVESTOR SERVICE REQUEST

Pursuant to Regulation 40 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, transfer of securities of listed entities shall be effected only in dematerialized form. Further, SEBI, vide its circular dated January 25, 2022 read with the Master Circular dated May 7, 2024, has mandated that listed companies shall issue securities in dematerialized form only while processing investor service requests such as issue of duplicate share certificates, transmission, transposition, sub-division, consolidation, renewal or exchange of securities certificates, endorsement and claim from unclaimed suspense account. Accordingly, a Letter of Confirmation is issued in lieu of physical share certificates, enabling the investor to dematerialize the securities.

In view of the above and also to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to demat mode and to furnish PAN, KYC and Nomination/ Opt out of Nomination, by submitting the prescribed forms by their registered email id to RTA at bsshyd@bigshareonline.com or by sending physical copy of the same to M/s. Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082.

Table 8 gives the details of forms which are also available on our website:

https://www.drreddys.com/investor#investor-services#investor-handbook

Table 8 DETAILS OF FORMS

Sl. No	Particulars	Form No.
1	Request for registering PAN, KYC details or changes/ updation thereof	ISR-1
2	Confirmation of signature of shareholder by the Banker (in case of major mismatch in the signature of the shareholder)	ISR-2
3	Nomination Form	SH-13
4	Cancellation or Variation of Nomination	SH-14
5	Declaration form for opting out/ cancellation of Nomination	ISR-3
6	Request for issue of Duplicate Certificate and other Service Requests	ISR-4

SIMPLIFICATION OF PROCEDURE AND STANDARDIZATION OF FORMATS OF DOCUMENTS FOR TRANSMISSION OF SECURITIES AND ISSUE OF DUPLICATE SHARE CERTIFICATES

SEBI, vide its circular dated May 18, 2022, as amended from time to time and read with the SEBI Master Circular dated May 7, 2024, has simplified the procedure for transmission of securities with a view to enhance ease of dealing in securities markets and to make the process more efficient and investor friendly.

Further, SEBI, vide its circular dated May 25, 2022, as amended and read with the aforesaid Master Circular, has prescribed operational guidelines for processing investor service requests for issuance of duplicate securities and specified the documents required to be submitted by security holders in this regard.

The claimants are requested to follow the procedures and formats, as stated in the above circulars, for making any application for transmission or duplicate issue of shares.

Pursuant to the provisions of Section 46 of the Act, read with Rule 6(2)(a) of the Companies (Share Capital and Debentures) Rules, 2014, duplicate share certificates, in lieu of those that are lost or destroyed, should only be issued with the prior consent of the Board. Therefore, based on Circular no. 19/2014 dated June 12, 2014, issued by the Ministry of Corporate Affairs and consequent to delegation of power of issuing Letter of Confirmation in lieu of duplicate share certificates by the Board of Directors to the Banking, Authorisations and Allotment Committee, the Committee attends to such requests at regular intervals.

Pursuant to SEBI circular HO/38/13/(3)2026-MIRSD-POD/I/3763/2026 dated January 30, 2026 on Ease of Doing Investment and Ease of Doing Business – Doing away with requirement of issuance of Letter of Confirmation ("LOC") and to effect direct credit of securities in dematerialisation account of the investor with effect from April 02, 2026.

Pursuant to SEBI Circular No. HO/38/13/11(2)2026-MIRSD-POD/ I/3750/2026 dated January 30, 2026, all shareholders are hereby informed that a Special Window is being opened for a period of one year, from February 05, 2026 to February 04, 2027 to facilitate re-lodgement of transfer requests of physical shares.

This facility is available for Transfer deeds lodged prior to April 01, 2019 and which were rejected, returned, or not attended due to deficiencies in documents/process/or otherwise. The shares so transferred shall be mandatorily credited to the transferee only in demat mode and shall be under lock-in for a period of one year from the date of registration of transfer. Such shares shall not be transferred/ lien marked/pledged during the said lock-in period.

We periodically review the operations of our RTA. The number of shares transferred/ transmitted in physical form during the last two financial years are given in **Table 9**.

Table 9 SHARES TRANSMITTED IN PHYSICAL FORM

SHARES TRANSMITTED IN PHYSICAL FORM	FY2026	FY2025
Number of transmissions	14	9
Number of shares	11,050	41,375

DEMATERIALIZATION OF SHARES

The Company's shares can be held in demat mode through both the depositories in India: the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

SEBI has made it mandatory for the holders of physical securities to furnish PAN, KYC details and details of nomination.

Further, the physical shareholders are requested to ensure that their PAN is linked to Aadhar, if not already done, and to update KYC details in folio as soon as possible.

SEBI mandated that the security holders (holding securities in physical form), whose folio(s) do not have PAN or Choice of Nomination or Contact Details or Mobile Number or Bank Account Details or Specimen Signature updated, shall be eligible for any payment including dividend, interest or redemption in respect of such folios, only through electronic mode with effect from April 01, 2024, upon their furnishing all the aforesaid details in entirety.

Chart 2 gives the breakup of dematerialized shares and shares in physical form as on March 31, 2026, compared with March 31, 2025. Dematerialization of shares is done through RTA and the dematerialization process is generally completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

CHART 2 BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON MARCH 31, 2026 AND MARCH 31, 2025 (%)


120.00
100.00
80.00
60.00
40.00
20.00
0.00
0.19
0.16
3.74
3.51
96.07
96.33
Physical
Electronic - CDSL
Electronic - NSDL
2025
2026

SECRETARIAL AUDIT

Pursuant to Section 204 of the Act and corresponding Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, secretarial audit for FY2026 was carried out by M/s. Makarand M. Joshi & Co. (MMJC), Company secretaries (Firm registration no: P2009MH007000), Mumbai, India. The Secretarial Audit Report forms part of Board's Report.

The Company has also obtained the annual Secretarial Compliance Report from MMJC confirming compliances with all the applicable SEBI Regulations, circulars and guidelines for the year ended March 31, 2026. This compliance was filed with the stock exchanges within prescribed time period and is also available on the websites of stock exchanges and the Company and forms the part of Board's Report.

In addition to the above, for each quarter of FY2026, a qualified practicing Company secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital held with NSDL and CDSL and the total issued and listed share capital. The reports confirm that the total issued/paid-up share capital is in agreement with total number of shares in physical form and dematerialized form held with NSDL and CDSL.

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the USA on New York Stock Exchange, Inc. (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on March 31, 2026, there were approximately 52 registered holders, 1,955 small bank & brokers and 87,059 beneficial shareholders of ADRs evidencing 99,639,513 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2026

Table 10 gives details of the nature of shareholder queries received and replied to during FY2026.

Table 10 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2026[1]

Sl. No.	Nature	Opening Balance	Received	Replied	Closing Balance
1	Investor Service Requests i.e. ISR-1, ISR-2, ISR-3 or Nomination opt-out requests	-	82	82	-
2	Request for claim of unpaid dividend	-	285	285	-
3	Request for exchange of shares certificate (Exchange of Shares of ₹ 10/- each)	-	31	31	-
4	Request for physical copy of Annual Report	-	237	237	-
5	Request for transmission of Shares and deletion of name	-	32	32	-
6	Request for Stop Transfer	-	-	-	-
7	Power of attorney registration	-	-	-	-
8	Dematerialization of Shares	-	133	133	-
9	Issue of duplicate share certificates	-	84	84	-
10	Requests received from Shareholders	-	1,522	1,522	-
11	Complaints received from Shareholders/ Stock Exchanges / SEBI	-	49	49	-
12	Claim for unclaimed share certificates	-	19	19	-
13	Request for claim of shares from IEPF	-	148	148	-

[1] *The above table does not include shareholders' disputes, which are pending in various courts.*

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There is one pending case relating to dispute over title of the shares of the Company, in which the Company was held as a party. However, the case is not material in nature.

NATIONAL ELECTRONIC CLEARING SERVICE (NECS) FACILITY FOR REMITTANCE OF DIVIDEND ELECTRONICALLY

The Company provides the facility for remittance of dividend to shareholders through NECS. Under this facility, shareholders can receive dividend electronically by way of direct credit to their bank account. With this service, problems such as loss of dividend warrants during postal transit/ fraudulent encashment are avoided. This also expedites credit of dividend directly to the shareholder's account as compared to the payment through physical dividend warrant. Shareholders are advised to refer to the Investor Handbook on the Company's website, www.drreddys.com, for further details on this facility.

TRANSFER TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

UNCLAIMED DIVIDENDS

Pursuant to Section 125 of the Act, unclaimed dividend amounts for the FY2018 amounting to ₹10.85 mn and has been transferred to the Investor Education and Protection Fund (IEPF) of the Government.

The dividend amounts for the FY2019 which have been unclaimed for seven years will be transferred to IEPF. Shareholders who have not claimed the dividend(s) amount are, therefore, requested to do so before they are statutorily transferred to the IEPF. **Table 11** gives the transfer dates in this regard.

The shareholders who have not cashed their dividend are requested to immediately approach Company's RTA, for making payment through electronic bank transfer. In cases, where bank details for making electronic payment are not available, with effect from April 1, 2024, dividend to shareholders holding in physical form shall be paid only through electronic mode. Such payment shall be made upon folio being KYC compliant i.e. registering their PAN, contact details including mobile no., bank account details and specimen signature with RTA/Company (SEBI Master Circular No. SEBI/HO/MIRSD/POD-1/P/CIR/2024/37 dated May 7, 2024).

The information on unclaimed dividend/interest is available on the Company's website: www.drreddys.com.

Table 11 DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES

Financial Year	Type of Payment	Date of Declaration/ Payment	Amount Outstanding as on March 31, 2026 (₹)	Due for transfer on
2018-19	Final dividend	July 30, 2019	1,00,43,860.00	September 5, 2026
2019-20	Final dividend	July 30, 2020	77,73,665.52	August 31, 2027
2020-21	Final dividend	July 28, 2021	79,46,803.86	August 27, 2028
2021-22	Final dividend	July 29, 2022	95,89,875.00	August 28, 2029
2022-23	Final dividend	July 27, 2023	1,23,48,541.00	August 26, 2030
2023-24	Final dividend	July 29, 2024	1,55,74,037.00	August 28,2031
2024-25	Final dividend	July 24, 2025	99,50,979.00	August 23,2032

TRANSFER OF UNDERLYING SHARES TO IEPF

Pursuant to Section 124(6) of the Companies Act, 2013 read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred to IEPF.

During the year, the Company has transferred (transmitted) 67,564 equity shares of face value ₹1/- held under 154 folios to the IEPF, on which dividend has not been paid or claimed for seven consecutive years. Before such transfer of shares to IEPF, the Company has sent individual notices at the latest available addresses of the shareholders, whose dividends are lying unpaid/ unclaimed for FY2018 along with subsequent seven consecutive years' dividend, advising them to claim the dividends and also published a notice in newspapers inviting the shareholders' attention to this matter.

The Company has sent reminder at latest available addresses of the shareholders, whose dividends are lying unpaid/ unclaimed, advising them to claim the dividends for FY2019 and subsequent years.

Shareholders who have not claimed/ encashed their dividends from FY2019 can write to the Company's RTA or at the registered office of the Company, for claiming the unclaimed/ unpaid dividends. If the shareholders do not claim the unpaid or unclaimed dividends for FY2019 and seven consecutive years before August 30, 2026, then the shares held by them with respect to such dividend are liable to be transferred to IEPF.

CLAIM FROM IEPF AUTHORITY

Members/ claimants whose shares and dividends have been transferred to the IEPF authority can claim the same by making an application to the IEPF authority by filing Form IEPF-5 (available at www.iepf.gov.in) and sending duly signed physical copy of the same to the Company at its Registered Office along with requisite documents as prescribed in the instruction kit of e-Form IEPF-5. No claims shall lie against the Company in respect of the dividends/ shares so transferred.

DEALING WITH SECURITIES WHICH HAVE REMAINED UNCLAIMED

Pursuant to Regulation 39(4) of the SEBI Listing Regulations, read with Schedule VI of the said Regulations, the Company has dematerialized shares which have been returned undelivered by postal authorities and shares lying unclaimed after sub-division. The dematerialized shares are held in an 'Unclaimed Suspense Account' opened with a depositary participant associated with NSDL.

Any corporate benefits accruing on such shares, viz. bonus shares, split etc., shall also be credited to an unclaimed suspense account, for a period of seven years and thereafter shall be transferred by the Company to IEPF, in accordance with provisions of Section 124(5) and (6) of the Companies Act, 2013 and Rules made thereunder.

Table 12 gives the details of the unclaimed shares as on March 31, 2026, held by the Company. The voting rights on such unclaimed shares shall remain frozen till the rightful owner claims these shares.

Table 12 UNCLAIMED SHARES AS ON MARCH 31, 2026

Sl. No.	Particulars	No. of Folios	No. of Shares
i.	No. of shareholders and the outstanding no. of unclaimed shares at the beginning of the year	248	251,435
ii.	No. of shareholders who approached to claim the unclaimed shares during the year	19	104,010
iii.	No. of shareholders who claimed and were given the unclaimed shares during the year	19	104,010
iv.	No. of shareholders whose shares transferred to IEPF	22	9,405
v.	Aggregate no. of shareholders and the outstanding no. of unclaimed shares at the end of the year	207	1,38,020

INVESTOR GRIEVANCE REDRESSAL MECHANISM

The Company believes that a transparent framework should be in place for handling investor grievances, which will enable investors register and escalate their grievances to the relevant officials. Keeping this in view, the Company has instituted an escalation mechanism for effective redressal of investor grievances. The contact details of Investor grievances is available on the Company's website at https://www.drreddys.com/investor#investor-services#complaints.

DISPUTE RESOLUTION MECHANISM AT STOCK EXCHANGES

To enable the Shareholders to raise any dispute against the Company or its RTA on delay or default in processing any investor services related request, SEBI has provided an option of 'Arbitration with Stock Exchanges (NSE and BSE)' as a Dispute Resolution Mechanism.

ONLINE DISPUTE RESOLUTION (ODR) MECHANISM

As per SEBI Circulars issued from time to time, in case of any grievances, the Shareholders are advised to first approach the Company or its RTA. If the response is not received/not satisfactory, Shareholders can raise a complaint on SCORES/ with Stock Exchanges, as detailed in the Escalation Matrix for Investor grievance available on the website of the Company.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company on matters relating to capital markets for the last three years.

COMMODITY PRICE RISK OR FOREIGN EXCHANGE RISK

Appropriate disclosure on commodity price or foreign exchange risk and hedging activities is given in note 2.29 of the notes to the standalone financial statement.

INFORMATION ON DIRECTOR PROPOSED FOR REAPPOINTMENT/ APPOINTMENT/ CONTINUATION

This information is given in the chapter on Corporate Governance and Notice of 42nd AGM, forming part of this Report.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the financial statements are requested to write to the Company at e-mail ID: agm2026@drreddys.com at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the AGM.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Companies Act, 2013, the Companies (Management and Administration) Rules, 2014 and Secretarial Standard on General Meeting (SS-2), an extraordinary general meeting (EGM) of the Company may be called by a requisition made by shareholders, either in writing or through electronic mode, at least 21 clear days prior to the proposed date of such a meeting. Such a requisition, signed by the requisitionists, shall set out the matters of consideration for which the meeting is to be called and it shall be sent to the registered office of the Company.

Shareholders entitled to make requisition for an EGM regarding any matter, shall be those who hold not less than one-tenth of the paid-up share capital of the Company on the date of receipt of the requisition.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Companies Act, 2013, any person, or some shareholders intending to propose such person for appointment as a director of the Company, shall deposit a signed notice signifying his/ her candidature to the office of a director, at the registered office of the Company, not less than 14 days before the shareholders' meeting.

All directors' nominations are considered by the Nomination, Governance and Compensation Committee of the Company's Board of directors, which entirely consists of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's Memorandum of Association and Articles of Association are available on its website: https://www.drreddys.com/investor#reports-and-filing#moa-and-aoa

INVESTOR HANDBOOK/ SHAREHOLDER SERVICES

Please refer to the Investor Handbook on the Company's website: www.drreddys.com, for rights of shareholders, procedures related to dematerialization/ transmission of shares, nomination in respect of shareholding, change of address, unclaimed/ unpaid dividend, shares underlying unpaid/ unclaimed dividend, refund from IEPF, loss/ misplacement of certificate(s), sub-division of shares, share certificates of amalgamated companies, power of attorney, registration of e-mail ID and registration of PAN/ Bank details, and for necessary compliances under the SEBI Circular.

CERTIFICATE FROM THE COMPANY SECRETARY

I, K Randhir Singh, Company Secretary and Compliance officer of Dr. Reddy's Laboratories Limited, hereby confirm that as on date of this certificate, the Company has:

a) Complied with the provisions of rules and regulations framed by the Securities and Exchange Board of India; the Companies Act, 2013 (the "Act"), as amended and other statutory laws as may be applicable on the Company and effective as on date.

b) Maintained all books of account and statutory registers prescribed under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"); the Act and other applicable statutory laws.

c) Filed all forms and returns and furnished all necessary particulars to the Stock Exchanges; Registrar of Companies; and/ or other Statutory Authorities, as may be required under the Listing Regulations, the Act and other applicable statutory laws.

d) Conducted the Board Meetings, Shareholders' meeting and postal ballot as per the Listing Regulations, the Act, Secretarial Standards (issued by the Institute of Company Secretaries of India) and other applicable statutory laws; and the minutes thereof were properly recorded in the respective minutes books.

e) Effected share transfers or transmissions and dispatched the certificates/Letter of Confirmations, wherever applicable, within the time limit prescribed by various Statutory Authorities.

f) Not exceeded the borrowing or investment limits as prescribed under the applicable laws.

g) Paid dividend to the shareholders, transferred the unpaid dividends and the underlying shares in respect of which dividend has remained unpaid or unclaimed for seven consecutive years to the Investor Education and Protection Fund (IEPF) within the time limit and has also complied with the provisions of the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended.

The certificate is given by the undersigned according to the best of his knowledge and belief and based on the available information and records, knowing that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR
Place: Hyderabad
Date: May 12, 2026

PLANT/FACILITY LOCATIONS OUTSIDE INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API CUERNAVACA PLANT

Industrias Quimicas Falcon De Mexico S.A. de C.V., Carretera Federal Cuernavaca-Cuautla KM 4.5 CIVAC, Jiutepec Morelos, Mexico 62578

API MIRFIELD PLANT

Dr. Reddy's Laboratories (EU) Limited Steanard Lane, Mirfield, West Yorkshire, WF 14, 8HZ, United Kingdom

API MIDDLEBURGH PLANT

Dr. Reddy's Laboratories New York Inc. 1974 Route 145, P.O. Box 500, Middleburgh, New York 12122, USA

FORMULATIONS MANUFACTURING FACILITIES

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED

No. 2158, Huangpu River Middle Road, Kunshan Development Zone, Jiangsu Province, 215 300, P. R. China

RESEARCH AND DEVELOPMENT FACILITIES

TECHNOLOGY DEVELOPMENT CENTRE, CAMBRIDGE

Dr. Reddy's Laboratories (EU) Limited 410 Cambridge Science Park, Milton Road, Cambridge CB4 0PE, United Kingdom.

AURIGENE DISCOVERY TECHNOLOGIES, (MALAYSIA) SDN BHD

Level 2, Research Management & Innovation Complex, University of Malaya, Lembah Pantai 50603 Kuala Lumpur, Malaysia

PLANT/ FACILITY LOCATIONS IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

CTO 1 - API HYDERABAD PLANT

Plot No. 137, 138, 145 & 146, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 2 - API HYDERABAD PLANT

Plot No. 75A, 75B, 105, 110, 111, 112 & 121/3, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 3 - API HYDERABAD PLANT

Plot No. 116, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 5 - API NALGONDA PLANT

Peddadevulapally, Tripuraram Mandal, Nalgonda District, Telangana, Pin: 508 207

CTO 6 - API SRIKAKULAM PLANT

Survey No. 5 to 9 & Plot No. 5/1, 5/2, 5/3 & 5/4, APIIC, IDA Pydibheemavaram, Ransthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

CTO SEZ - API SRIKAKULAM PLANT (SEZ)

Pu1 & Developer Sector No. 28 & 34, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FTO 2 - FORMULATIONS HYDERABAD PLANT

Survey No. 42, 43, 44P, 45, 46P, 53, 54 & 83, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 3 - FORMULATIONS HYDERABAD PLANT

Survey No. 41, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 6 - FORMULATIONS BADDI PLANT

Village Khol, PO - Bhud, Baddi, Nalagarh Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 7 - FORMULATIONS DUVADDA PLANT

Plot No. P1-P9, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO 8 - FORMULATIONS BADDI PLANT

Village Mauja Thana, PO - Bhud, Baddi, Nalagarh Baddi Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 9 - FORMULATIONS DUVADDA PLANT

Plot No. Q1 to Q5, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO SEZ PU 1 - FORMULATIONS SRIKAKULAM PLANT

Sector No. 9-14 & 17-20, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO SEZ PU 2 - FORMULATIONS SRIKAKULAM PLANT

Sector No. 70, 71 & 73, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 11 - FORMULATIONS SRIKAKULAM PLANT

Survey No 30, 31 and Part of 28,32,33,34,39, APIIC Industrial EstatePark, Pydibheemavaram Village, Ranasthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 12 - FORMULATIONS BADDI PLANT

Village Kunjhal, PO - Barotiwala, Baddi, Tehsil Nalagarh Road, Solan District, Himachal Pradesh, Pin: 174 103

BIOLOGICS HYDERABAD PLANT

Survey No. 44 (part) & 47, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

DFL 1 - FORMULATIONS SRIKAKULAM PLANT

Survey No. Part of 37, APIIC Industrial Park, Pydibhimavaram Village, Ranasthalam Mandal, Srikakulam, Andhra Pradesh, Pin: 532 409

BIOLOGICS BENGALURU PLANT

Block C, 1 BLR, Survey No. 43, Bhaktipura Village, Attibele Hobli, Anekal Taluk, Bengaluru, Bengaluru Urban, Karnataka, Pin: 562 106

BIOLOGICS GENOME VALLEY PLANT

Plot No. 8, Survey No. 542 (P), Genome Valley, Kolthur Village, Shamirpet Mandal, Medchal District, Hyderabad, Telangana, 500 078

RESEARCH AND DEVELOPMENT FACILITIES IN INDIA

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)

Survey No. 42, 45, 46 & 54 Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 1 - IPDO PILOT PLANT

Plot No.137,138,145 & 146 S.V. Co-operative Industrial Estate, Bollaram(V), Jinnaram Mandal, Sanga Reddy District, Telangana, Pin : 502325

TECHNOLOGY DEVELOPMENT CENTRE 2, HYDERABAD FACILITY

Plot 31/A, Phase - 1, Road No. 10, IDA, Jeedimetla, Quthbullapur Mandal, Medchal-Malkajgiri District, Hyderabad, Telangana, Pin: 500 055

AURIGENE ONCOLOGY LIMITED, BENGALURU FACILITY

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, HYDERABAD FACILITY

1-75/1, Survey No. 195 & 198/2/A, Madeenaguda Village, Serilingampally Mandal, Ranga Reddy District, Telangana, Pin: 500 049

AURIGENE PHARMACEUTICAL SERVICES LIMITED, BENGALURU FACILITY

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, GENOME VALLEY FACILITY

3rd Floor, 3GV, Plot No. 1A, Survey No. 234 & 235, Turkapally Village, Shamirpet Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 078

Financial Statements

INDEPENDENT AUDITOR'S REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company"), which comprise the Balance sheet as at March 31 2026, the Statement of Profit and Loss, including Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone financial statements, including a summary of material accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us the aforesaid standalone financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2026, its profit including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Company in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements for the financial year ended March 31, 2026. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the standalone financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies including litigations *(as described in note 1.3(l) of the material accounting policies, and note 2.30 containing details of contingencies in the standalone financial statements)*	
The Company is involved in disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business.	Our audit procedures, among others included the following: • We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to completeness, valuation, presentation and disclosure of legal contingencies. This included testing controls related to the Company's process for identification, recognition, measurement and disclosure of contingencies, including litigations.

Key audit matters	How our audit addressed the key audit matter
Contingencies including litigations *(as described in note 1.3(l) of the material accounting policies, and note 2.30 containing details of contingencies in the standalone financial statements)*	
The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make provision or discloses information with respect to the nature and facts of the case. This area is significant to our audit, since auditing management's determination of whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment.	• To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the company through review of minutes of board meetings and evaluation of legal expenses. • We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company. • We also evaluated the adequacy of Company's disclosures in relation to these matters.

Other Information

The Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Management discussion and analysis, corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report, and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charge with governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charge with governance are also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements for the financial year ended March 31, 2026 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the "Annexure 1" a statement on the matters specified in paragraphs 3 and 4 of the Order.

2. As required by Section 143(3) of the Act, we report, to the extent applicable, that:

   (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c) The Balance Sheet, the Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

(d) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e) On the basis of the written representations received from the directors as on March 31, 2026 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2026 from being appointed as a director in terms of Section 164 (2) of the Act;

(f) With respect to the adequacy of the internal financial controls with reference to these standalone financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure 2" to this report;

(g) In our opinion, the managerial remuneration for the year ended March 31, 2026 has been paid / provided by the Company to its directors in accordance with the provisions of section 197 read with Schedule V to the Act;

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements – Refer Note 2.30 to the standalone financial statements;

ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.28 to the standalone financial statements;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company;

iv. a) The management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

b) The management has represented that, to the best of its knowledge and belief, no funds have been received by the Company from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on such audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement.

v. a) The final dividend paid by the Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

b) As stated in note 2.9 to the standalone financial statements, the Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

vi. Based on our examination which included test checks, the Company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software (refer Note 2.42 to the financial statements). Further, during the course of our audit we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Company as per the statutory requirements for record retention.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271KRGLBE7066

Place of Signature: Hyderabad
Date: May 12, 2026

ANNEXURE 1

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE IND AS FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

(i) (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment.

(B) The Company has maintained proper records showing full particulars of intangibles assets.

(b) All Property, Plant and Equipment have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) The title deeds of the immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee) are held in the name of the Company. The Company had carried out various mergers/amalgamations in the past, pursuant to which the Company holds certain immovable properties wherein the title of the property has been conveyed/transferred to the Company pursuant to such scheme of amalgamation/arrangement and the management has represented that these are considered as valid title to the immovable property and no further actions are necessary.

(d) The Company has not revalued its Property, Plant and Equipment (including Right of use assets) or intangible assets during the year ended March 31, 2026.

(e) There are no proceedings initiated or are pending against the Company for holding any benami property under the Prohibition of Benami Property Transactions Act, 1988 and rules made thereunder.

(ii) (a) The management has conducted physical verification of inventory including inventory lying with third parties at reasonable intervals during the year. In our opinion the coverage and the procedure of such verification by the management is appropriate. There were no discrepancies of 10% or more in aggregate for each class of inventory.

(b) The Company has not been sanctioned working capital limits in excess of Rs. five crores in aggregate from banks or financial institutions during any point of time of the year on the basis of security of current assets. Accordingly, the requirement to report on clause 3(ii)(b) of the Order is not applicable to the Company.

(iii) (a) During the year the Company has provided loans to subsidiaries as follows:

Amounts in INR Mn

	Loans
Aggregate amount granted/ provided during the year	1,050
Balance outstanding as at balance sheet date in respect of above cases	1,000

During the year the Company has not granted loans, advances in the nature of loans, and provided guarantees, security to any other parties.

(b) During the year, the investments made and loan given to companies are not prejudicial to the Company's interest.

(c) The Company has granted loans during the year to companies where the schedule of repayment of principal and payment of interest has been stipulated and the repayment or receipts are regular.

(d) There were no amounts of loans or advance in the nature of loan granted to companies which are overdue for more than ninety days.

(e) There were no loans or advance in the nature of loan granted to companies which had fallen due during the year, that have been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.

(f) The Company has not granted any loans or advances in the nature of loans, either repayable on demand or without specifying any terms or period of repayment to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv) The Company has not advanced loans to directors / to a company in which the Director is interested to which provisions of section 185 of the Companies Act, 2013 ("the Act") apply and hence not commented upon. The Company has made investments and given guarantees/provided security which is in compliance with the provisions of section 186 of the Act.

(v) The Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Act and the rules made thereunder, to the extent applicable. Accordingly, the requirement to report on clause 3(v) of the Order is not applicable to the Company.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Act, related to the manufacture or service of applicable pharmaceutical products and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a) The company is regular in depositing with appropriate authorities undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income-tax, duty of custom, cess and other statutory dues applicable to it. The provisions relating to sales tax, duty of excise, value added tax and service tax are not applicable to the Company. According to the information and explanations given to us and based on audit procedures performed by us, there were no undisputed amount payable in respect of these statutory dues were outstanding, at the end of the year end, for a period of more than six months from the date they became payable.

(b) The dues of goods and services tax, provident fund, employees' state insurance, income tax, sales tax, excise duty, value added tax, customs duty, cess, goods and service tax and other statutory dues which have not been deposited on account of any dispute are as follows:

Amounts in INR Mn

Name of the Statute	Nature of the dues	Disputed Amount	Paid under protest	Period to which the amount relates	Forum where dispute is pending
Central Excise Act, 1944	Excise Duty, Interest and Penalty	1,538	46	2001-2020	Appellate Authority – up to Commissioners
		388		2003-2017	CESTAT
		33		2002-2008	High Court
Customs Act, 1962	Custom Duty	41		2003-2020	Appellate Authority – up to Commissioners
Finance Act, 1994	Cenvat Credit of Service Tax, Interest and Penalty	116	6	2011-2016	CESTAT
		37	1	2004-2018	Appellate Authority – up to Commissioners
	Service Tax and Penalty	178	9	2010-2018	CESTAT
Central Sales Tax Act and Sales Tax Acts of various States	Sales Tax and Penalty	70	235	2002-2017	Sales Tax Appellate Tribunal
		78		2003-2018	Appellate Tribunal up to Commissioner
		119		2005-2014	High Court
CGST Act, 2017	GST	6,854	972	2017-2024	Appellate Authority – up to Commissioners
		359		2017-2018	High court
Income Tax Act, 1961	Income Tax	25		2018-2019	Income Tax Appellate Tribunal
Income Tax Act, 1961	Income Tax	71		2018-19	CIT (Appeals)

(viii) The Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Accordingly, the requirement to report on clause 3(viii) of the Order is not applicable to the Company.

(ix) (a) The Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(b) The Company has not been declared willful defaulter by any bank or financial institution or government or any government authority.

(c) The Company did not have any term loans outstanding during the year hence, the requirement to report on clause (ix)(c) of the Order is not applicable to the Company.

(d) On an overall examination of the financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries, associates or joint ventures.

(f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries, joint ventures or associate companies. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments) hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(b) The Company has not made any preferential allotment or private placement of shares / fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a) No fraud by the Company or no material fraud on the Company has been noticed or reported during the year.

(b) Report under sub-section (12) of section 143 of the Companies Act, 2013 has been filed by us in Form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government relating to misappropriation of inventory which was not material to the financial statements.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year while determining the nature, timing and extent of audit procedures.

(xii) The Company is not a Nidhi Company as per the provisions of the Act. Therefore, the requirements to report on clauses 3(xii)(a), 3(xii)(b) and 3(xii)(c) of the Order are not applicable to the Company.

(xiii) Transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv) (a) The Company has an internal audit system commensurate with the size and nature of its business.

(b) The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv) The Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a) The provisions of section 45-IA of the Reserve Bank of India Act, 1934 (2 of 1934) are not applicable to the Company. Accordingly, the requirement to report on clause (xvi)(a) of the Order is not applicable to the Company.

(b) The Company is not engaged in any Non-Banking Financial or Housing Finance activities. Accordingly, the requirement to report on clause (xvi)(b) of the Order is not applicable to the Company.

(c) The Company is not a Core Investment Company as defined in the regulations made by Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi) of the Order is not applicable to the Company.

(d) There is no Core Investment Company as a part of the Group, hence, the requirement to report on clause 3(xvi)(d) of the Order is not applicable to the Company.

(xvii) The Company has not incurred cash losses in the current and immediately preceding financial years.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix) On the basis of the financial ratios disclosed in note 2.38 to the financial statements, ageing and expected dates of realization of financial assets and payment of financial liabilities, other information accompanying the financial statements, our knowledge of the Board of Directors and management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a) In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII of the Act, in compliance with second proviso to sub section 5 of section 135 of the Act. This matter has been disclosed in note 2.20 to the financial statements.

(b) All amounts that are unspent under section (5) of section 135 of the Act, pursuant to any ongoing project, has been transferred to special account in compliance of with provisions of sub section (6) of section 135 of the said Act. This matter has been disclosed in note 2.20 to the financial statements.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271KRGLBE7066

Place of Signature: Hyderabad
Date: May 12, 2026

ANNEXURE 2

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls with reference to standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company") as of March 31, 2026 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, as specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to these standalone financial statements.

Meaning of Internal Financial Controls With Reference to these Standalone Financial Statements

A company's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial controls with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at March 31, 2026, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271KRGLBE7066

Place of Signature: Hyderabad
Date: May 12, 2026

BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at March 31, 2026	As at March 31, 2025
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	77,527	58,654
Capital work-in-progress	2.2	13,691	21,564
Goodwill	2.3	853	853
Other intangible assets	2.4	28,921	22,817
Intangible assets under development	2.5	-	404
Financial assets			
Investments	2.6 A	123,613	103,105
Loans	2.6 C	5	14
Other financial assets	2.6 D	2,686	8,562
Tax assets, net		2,650	1,244
Other non-current assets	2.7 A	843	662
Total non-current assets		**250,789**	**217,879**
Current assets			
Inventories	2.8	49,556	45,758
Financial assets			
Investments	2.6 A	32,335	28,830
Trade receivables	2.6 B	41,186	59,590
Derivative financial instruments	2.28	39	539
Cash and cash equivalents	2.6 E	3,375	3,197
Other bank balances	2.6 F	16,201	6,571
Loans	2.6 C	1,002	-
Other financial assets	2.6 D	19,351	910
Other current assets	2.7 B	22,187	19,635
Total current assets		**185,232**	**165,030**
Total assets		**436,021**	**382,909**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.9	835	834
Other equity		312,821	287,732
Total equity		**313,656**	**288,566**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.10 B	2,501	765
Provisions	2.11 A	120	54
Deferred tax liabilities, net	2.27	5,899	5,154
Other non-current liabilities	2.12 A	2,420	1,852
Total non-current liabilities		**10,940**	**7,825**
Current liabilities			
Financial liabilities			
Borrowings	2.10 A	54,190	33,855
Lease liabilities	2.10 B	679	309
Trade payables	2.10 C		
Total outstanding dues of micro enterprises and small enterprises		316	210
Total outstanding dues of creditors other than micro enterprises and small enterprises		18,726	19,721
Derivative financial instruments	2.28	6,785	1,273
Other financial liabilities	2.10 D	20,268	19,955
Other current liabilities	2.12 B	6,320	7,006
Tax liabilities, net		1,072	794
Provisions	2.11 B	3,069	3,395
Total current liabilities		**111,425**	**86,518**
Total equity and liabilities		**436,021**	**382,909**

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenue from operations			
Sales	2.13	201,022	218,448
License fees and service income	2.13	3,584	12,020
Other operating income	2.14	722	686
Total revenue from operations		**205,328**	**231,154**
Other income	2.15	16,896	10,034
Total income		**222,224**	**241,188**
Expenses			
Cost of materials consumed		43,325	37,997
Purchase of stock-in-trade		26,358	24,399
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.16	(2,305)	(1,739)
Employee benefits expense	2.17	35,499	32,875
Depreciation and amortisation expense	2.18	12,074	10,394
Impairment of non current assets, net (Refer notes 2.1,2.2,2.4,2.5 and 2.6 A)		1,405	1,036
Finance costs	2.19	1,483	1,099
Other expenses	2.20	61,872	62,768
Total expenses		**179,711**	**168,829**
Profit before tax		**42,513**	**72,359**
Tax expense	2.27		
Current tax		9,177	17,905
Deferred tax		1,139	960
Profit for the year		**32,197**	**53,494**
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
Re-measurement gains/(loss) on defined benefit plans		134	(103)
(II) Tax impact on above items		(34)	26
		100	**(77)**
B. (I) Items that will be reclassified subsequently to profit or loss			
Effective portion of changes in fair value of cash flow hedges, net		(1,698)	234
II) Tax impact on above items		427	(59)
		(1,271)	**175**
Total other comprehensive income/(loss) for the year, net of tax		**(1,171)**	**98**
Total comprehensive income for the year		**31,026**	**53,592**
Earnings per share*:	2.23		
Basic earnings per share of ₹ 1/- each		38.68	64.22
Diluted earnings per share of ₹ 1/- each		38.64	64.13

**Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.9 of these financial statements for further details regarding such stock split.*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Other components of equity										Total equity
		Reserves and surplus								Other comprehensive income		
		Treasury shares[(1)]	Securities premium[(2)]	Share-based payment reserve[(3)]	Capital reserve[(4)]	Capital redemption reserve[(5)]	General reserve[(6)]	Retained earnings	Remeasurements of the net defined benefits plan[(8)]	Special Economic Zone re-investment reserve[(9)]	Cash flow hedge reserve[(7)]	
Balance as at April 01, 2025 (A)	**834**	**(2,264)**	**8,546**	**1,447**	**267**	**25**	**20,302**	**259,539**	**(230)**	**-**	**100**	**288,566**
Profit for the year	-	-	-	-	-	-	-	32,197	-	-	-	32,197
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 427 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	(1,271)	(1,271)
Re-measurement gains on defined benefit plans, net of tax expense of ₹ 34 (Refer note 2.26)	-	-	-	-	-	-	-	-	100	-	-	100
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**32,197**	**100**	**-**	**(1,271)**	**31,026**
Transactions with owners of the Company												
Contributions and distributions												
Issue of equity shares on exercise of options (Refer note 2.9)	1	449	231	(284)	-	-	-	-	-	-	-	397
Share-based payment expense (Refer note 2.25)	-	-	-	326	-	-	-	-	-	-	-	326
Dividend paid**	-	-	-	-	-	-	-	(6,659)	-	-	-	(6,659)
Total transactions with owners of the Company (C)	**1**	**449**	**231**	**42**	**-**	**-**	**-**	**(6,659)**	**-**	**-**	**-**	**(5,936)**
Balance as at March 31, 2026 [(A)+(B)+(C)]	**835**	**(1,815)**	**8,777**	**1,489**	**267**	**25**	**20,302**	**285,077**	**(130)**	**-**	**(1,171)**	**313,656**

Particulars	Equity share capital*	Other components of equity										Total equity
		Reserves and surplus								Other comprehensive income		
		Treasury shares[(1)]	Securities premium[(2)]	Share-based payment reserve[(3)]	Capital reserve[(4)]	Capital redemption reserve[(5)]	General reserve[(6)]	Retained earnings	Remeasurements of the net defined benefits plan[(8)]	Special Economic Zone re-investment reserve[(9)]	Cash flow hedge reserve[(7)]	
Balance as at April 01, 2024 (A)	**834**	**(991)**	**8,179**	**1,313**	**267**	**25**	**20,302**	**212,054**	**(153)**	**653**	**(75)**	**242,408**
Profit for the year	-	-	-	-	-	-	-	53,494	-	-	-	53,494
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 59 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	175	175
Re-measurement loss on defined benefit plans, net of tax benefit of ₹ 26 (Refer note 2.26)	-	-	-	-	-	-	-	-	(77)	-	-	(77)
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**53,494**	**(77)**	**-**	**175**	**53,592**
Transactions with owners of the Company												
Contributions and distributions												
Issue of equity shares on exercise of options (Refer note 2.9)	-	116	367	(290)	-	-	-	-	-	-	-	193
Share-based payment expense (Refer note 2.25)	-	-	-	424	-	-	-	-	-	-	-	424
Purchase of treasury shares, net (Refer note 2.9)	-	(1,389)	-	-	-	-	-	-	-	-	-	(1,389)
Dividend paid**	-	-	-	-	-	-	-	(6,662)	-	-	-	(6,662)
Total transactions with owners of the Company (C)	**-**	**(1,273)**	**367**	**134**	**-**	**-**	**-**	**(6,662)**	**-**	**-**	**-**	**(7,434)**
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	653	-	(653)	-	-
Transfer to special economic zone re-investment reserve,net (D)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**653**	**-**	**(653)**	**-**	**-**
Balance as at March 31, 2025 [(A)+(B)+(C)+(D)]	**834**	**(2,264)**	**8,546**	**1,447**	**267**	**25**	**20,302**	**259,539**	**(230)**	**-**	**100**	**288,566**

** Refer to note 2.9 and 2.37 of these financial statements for details of "Share Capital" and "Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited".*

*** net off dividend paid on treasury shares*

STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(2) *Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with provisions of Section 52 of the Companies Act, 2013.*

(3) *Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees as part of their remuneration. Refer note 2.25 for further details of these plans.*

(4) *The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.*

(5) *As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.*

(6) *The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to statement of profit and loss.*

(7) *The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to statement of profit and loss in the period in which the hedged transaction occurs.*

(8) *Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.26 for further details.*

(9) *The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was transferred to Retained earnings upon acquiring the Plant and equipment in accordance with Section 10AA(2) of such Act.*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

STATEMENT OF CASH FLOWS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Cash flows from/(used in) operating activities		
Profit before tax	42,513	72,359
Adjustments:		
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,052)	(3,128)
Depreciation and amortisation expense	12,074	10,394
Impairment of non current assets, net	1,405	1,036
Allowance for credit losses (on trade receivables and other advances)	175	103
Loss/(Profit) on sale/disposal of assets, net	(2,074)	428
Inventories write-down	4,488	2,771
Unrealized exchange (gain)/loss, net	(3,117)	(116)
Interest income	(7,771)	(4,825)
Finance costs	1,483	1,099
Equity settled share-based payment expense	299	382
Changes in operating assets and liabilities:		
Trade receivables	18,278	(13,451)
Inventories	(8,287)	(8,340)
Trade payables	(889)	(517)
Other assets and other liabilities, net	(447)	(81)
Cash generated from operations	**56,078**	**58,114**
Income taxes paid, net	(9,473)	(15,864)
Net cash flows from operating activities	**46,605**	**42,250**
Cash flows from/(used in) investing activities		
Purchase of property, plant and equipment	(20,492)	(23,393)
Proceeds from sale of property, plant and equipment	258	323
Purchase of other intangible assets	(8,888)	(1,374)
Proceeds from sale of intangible assets	980	104
Purchase of investments (including bank deposits)	(41,354)	(22,484)
Proceeds from sale of investments (including bank deposits)	14,968	52,788
Investments in subsidiary/associates	(5,791)	(67,541)
Loans and advances given to subsidiaries	(1,050)	(57)
Loans and advances repaid by subsidiaries	59	660
Interest/dividend income received	3,463	3,998
Net cash flows used in investing activities	**(57,847)**	**(56,976)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	397	193
Purchase of treasury shares	-	(1,389)
Proceeds from short-term loans and borrowings, net (Refer note 2.10 A)	20,281	25,840
Payment of principal portion of lease liabilities (Refer note 2.10 B)	(382)	(281)
Dividends paid	(6,659)	(6,662)
Interest paid	(2,469)	(1,794)
Net cash flows from financing activities	**11,168**	**15,907**
Net increase/(decrease) in cash and cash equivalents	(74)	1,181
Effect of exchange rate changes on cash and cash equivalents	252	2
Cash and cash equivalents at the beginning of the year (Refer note 2.6 E)	3,197	2,014
Cash and cash equivalents at the end of the year (Refer note 2.6 E)	**3,375**	**3,197**

**FVTPL (fair value through profit or loss)*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Note 1 Description of the Company and material accounting policies information

1.1 Description of the Company

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients ("APIs"), generics, branded generics, biosimilars, over the counter ("OTC") products and pharmaceutical services.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India and its principal markets are in India, Russia, the United States and Germany. The Company's shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

1.2 Basis of preparation of standalone financial statements

a) Statement of compliance

These standalone financial statements as of and for the year ended 31 March 2026 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules, 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time.

These standalone financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective at the Company's annual reporting date, 31 March 2026. These standalone financial statements were authorised for issuance by the Company's Board of Directors on 12 May 2026.

b) Basis of measurement

These standalone financial statements have been prepared on the historical cost convention, except for the following material items in the balance sheet which are measured on the basis stated below and in accordance with the respective accounting policies:

- derivative financial instruments are measured at fair value;
- financial assets and financial liabilities are measured either at fair value or at amortised cost depending on the classification based on accounting policy; and
- equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;

c) Use of judgements, estimates and assumptions

The preparation of standalone financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the standalone financial statements is included in the following notes:

- Note 1.3 (b) — Assessment of functional currency;
- Note 1.3 (c), 2.28 and 2.29 — Financial instruments;
- Notes 1.3 (e) and 1.3 (f) — Useful lives of property, plant and equipment and intangible assets;
- Note 1.3 (h) and 2.8 — Valuation of inventories;

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Note 1.3 (i), 2.1, 2.3 and 2.4 — Measurement of recoverable amounts of cash-generating units;
- Note 1.3 (l) and 2.11 — Provisions and other accruals;
- Note 1.3 (m) —Measurement of transaction price in a revenue transaction (sales returns);
- Note 1.3 (p) and 2.27 — Evaluation of recoverability of deferred tax assets, estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3 (l) and 2.30 — Contingencies

d) Current and non-current classification

The Company segregates assets and liabilities into current and non-current categories for presentation in the balance sheet after considering its normal operating cycle and other criteria set out in Ind AS 1, "Presentation of Financial Statements". For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents.
The Company has identified period up to twelve months as its operating cycle.

1.3 Material Accounting policies information:

a) New standards, interpretations and amendments adopted by the Company effective from 01 April 2025:

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after 01 April 2025. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(i) Amendments to Ind AS 21: The Effects of Changes in Foreign Exchange Rates

The Ministry of Corporate Affairs (MCA) notified the Companies (Indian Accounting Standards) Amendment Rules, 2025, which amend Ind AS 21, The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity's financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows.

This amendment had no material impact on these standalone financial statements.

(ii) Amendments to Ind AS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

In August 2025, the MCA notified amendments to paragraphs 69 to 76 of Ind AS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after 1 April 2025 retrospectively in accordance with Ind AS 8. The amendments have not resulted in additional disclosures and have not had an impact on the classification of Company's liabilities.

(iii) Amendments to Ind AS 12 – International Tax Reform Pillar Two Model Rules

In August 2025, the MCA notified amendments to Ind AS 12 Income Taxes in response to the OECD's BEPS Pillar Two rules and include:

A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and Disclosure requirements for affected entities to help users of the financial statements better understand an entity's exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 01 April, 2025, but not for any interim periods ending on or before 31 March, 2026.

Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%, and thus Pillar Two income taxes would not apply. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is lower than 15%. This amendment had no material impact on these standalone financial statements.

b) Foreign currency

Functional and presentation currency

These standalone financial statements are presented in Indian rupees, which is the functional currency of the Company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

Foreign currency transactions

Transactions in foreign currencies are recorded at exchange rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous standalone financial statements are recognised in the standalone statement of Profit and Loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value in OCI and;
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

c) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognized initially at the transaction price determined as per Ind AS 115, "Revenue from Contracts with Customers".

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as:

- Debt instruments at amortised cost;

Debt instruments at amortised cost

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

NOTES TO FINANCIAL STATEMENTS
(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in standalone statement of Profit and Loss and presented in other income. The losses arising from impairment are recognised in the standalone statement of Profit and Loss. This category generally applies to trade and other receivables.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the standalone statement of Profit and Loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity.

Investments in subsidiaries, joint ventures and associate:

Investments in subsidiaries, joint ventures and associate are carried at cost less accumulated impairment losses, if any. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. On disposal of investments in subsidiaries, joint ventures and associate, the difference between net disposal proceeds and the carrying amounts are recognised in the standalone statement of Profit and Loss.

Upon first-time adoption of Ind AS, the Company has elected to measure its investments in subsidiaries and joint ventures at the Previous GAAP carrying amount as its deemed cost on the date of transition to Ind AS i.e., 01 April 2015.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised (i.e. removed from the Company’s balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset.

For this purpose, the Company follows a “simplified approach” for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognizes impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in a hedging relationship as defined by Ind AS 109.

Gains or losses on such financial liabilities are recognised in the standalone statement of Profit and Loss.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the standalone statement of Profit and Loss over the period of the borrowings.

The effective interest rate amortisation is included under the head finance costs in the standalone statement of Profit and Loss.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognized under the head finance costs in the standalone statement of Profit and Loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

and expenses, primarily in US dollars, UK pounds sterling, Russian roubles, South African rands, Romanian new leus, Australian dollars, Euros, Swiss francs, Mexican peso, Columbian peso, Brazilian reals, Chilean pesos, Canadian dollar and Kazakhstani tenge.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the standalone statement of Profit and Loss and presented as part of the hedged item in the same period in which the forecasted transaction impacts the standalone statement of Profit and Loss. The ineffective portion of such cash flow hedges is recorded in the standalone statement of Profit and Loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative financial instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognized immediately in the standalone statement of Profit and Loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, “short-term” means investments having original maturities of three months or less from the date of investment. Bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the standalone statement of cash flows.

d) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition is comprised of:

- fair values of the assets transferred;
- fair values of liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest.

At the acquisition date, identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values.

For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is subsequently re-measured to fair value, with changes in fair value recognised in the standalone statement of Profit and Loss.

Goodwill is initially measured at cost, being the excess of (i) the aggregate of the consideration transferred, the amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over (ii) the fair value of the Company’s share of net identifiable assets acquired.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference after reassessment, is recognized in the standalone statement of Profit and Loss as a bargain purchase

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

e) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

associated with maintaining such software are recognised as expense as incurred.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment. An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within “Other income/Other expenses” in the standalone statement of Profit and Loss.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognized in the standalone statement of Profit and Loss as incurred.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

Depreciation

Depreciation is recognized in the standalone statement of Profit and Loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 8
Vehicles	4 to 5

The capitalized costs of software are amortized over the estimated useful life or the remaining useful life of the related tangible fixed asset, whichever is lower.

Schedule II to the Companies Act, 2013 (“Schedule”) prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

f) Intangible assets other than goodwill

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in the standalone statement of Profit and Loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditures are capitalized only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- future economic benefits are probable; and
- the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the standalone statement of Profit and Loss as incurred.

As of 31 March, 2026, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalisation.

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development (“IPR&D”) assets. Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

a) recognized as an expense when incurred, if it is a research expenditure;

b) recognized as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; or

c) added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

IPR&D assets are not amortized, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the standalone statement of Profit and Loss under “Impairment of non-current assets”.

Payments for intangible assets that are acquired by the Company from third parties as in-licensed or purchased intellectual property rights, compounds and products are capitalized. If additional payments are made to the originator company to continue performing research and development (“R&D”) activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they represent the compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to the Company. Such additional payments will be capitalized if they represent the compensation for the transfer to the Company of additional intellectual property developed at the risk of the originator company.

Amortization

Intangible assets available for use with a definitive useful life are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortization is recognized in the standalone statement of Profit and Loss on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognized in the standalone statement of Profit and Loss in the expense category that is consistent with the function of the intangible asset.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

the standalone statement of Profit and Loss under "Impairment of non-current assets".

De-recognition of intangible assets

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the standalone statement of Profit and Loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

g) Leases

The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Lease payments are allocated between principal and interest cost. The interest cost is charged to the standalone statement of Profit and Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise information technology equipment and small items of office furniture.

h) Inventories

Inventories are valued at the lower of cost or net realisable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

i) Impairment

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at 31 March or when circumstances indicate that carrying value may be impaired.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised in the standalone statement of Profit and Loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in a joint venture is tested for impairment as a single asset when there are indicators that the investment in a joint venture may be impaired.

j) Employee benefits

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Company's contributions to defined contribution plans are charged to the standalone statement of Profit and Loss as and when the services are received from the employees.

The liability in respect of defined benefit plans and other post-employment benefits is measured as the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the standalone statement of Profit and Loss. Past service costs are recognized immediately in the standalone statement of Profit and Loss.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognised in the standalone statement of Profit and Loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary. The resultant expenses are recognized in the standalone statement of Profit and Loss.

k) Share-based payments

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee benefit expense, in the standalone statement of Profit and Loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service conditions at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, separate award. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include the share price on the grant date, the exercise price of the instrument, the expected volatility (based on weighted average historical volatility), the expected life of the instrument (based on historical experience), the expected dividends, and the risk free interest rate (based on government bonds).

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the standalone statement of Profit and Loss.

l) Provisions

A provision is recognised in the standalone statement of Profit and Loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Onerous contracts

A provision for onerous contracts is recognised in the standalone statement of Profit and Loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognised in the standalone financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

m) Revenue

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated returns which are considered to be key estimates.

Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
Export sales and other sales outside of India	Upon delivery or dispatch of products to customers, subject to the terms of the applicable contract.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example, the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the standalone statement of Profit and Loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of the intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

n) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in other expenses.

o) Other income and finance cost

Other income includes interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the standalone statement of Profit and Loss as it accrues, using the effective interest method. Dividend income is recognised in the standalone statement of Profit and Loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance costs consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the standalone statement of Profit and Loss using the effective interest method unless capitalisation criteria are met as per accounting policy on Property, plant and equipment. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

p) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the standalone statement of Profit and Loss except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI or directly in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of the transaction that
  - i. affects neither accounting nor taxable profit or loss and;
  - ii. does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries, joint ventures and associates if the timing of reversal of the temporary differences can be controlled and it is probable

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

that the temporary differences will not reverse in the foreseeable future; and

- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered a tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

The Company applies the exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development ("OECD") Pillar Two model rules.

q) Government grants and incentives

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related to income and other incentives are deducted in reporting the related expense in the standalone statement of Profit and Loss.

r) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised, and the distribution is no longer at the discretion of the Company.

In the case of interim dividends to equity shareholders, this is when declared by the Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

s) Rounding of amounts

All amounts in Indian Rupees disclosed in the standalone financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the standalone financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the standalone financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the management, based on market knowledge, reputation, independence and whether professional standards are maintained.

a) Investments in equity and debt securities and units of mutual funds

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

b) Derivatives

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

c) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

d) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

(A) The following is the summary of changes in carrying value of propery, plant and equipment including right-of-use assets

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2024	2,009	23,278	91,515	6,361	1,044	124,207
Additions	91	2,231	12,666	778	409	16,175
Disposals	-	(65)	(1,643)	(1,122)	(376)	(3,206)
Balance as at March 31, 2025	**2,100**	**25,444**	**102,538**	**6,017**	**1,077**	**137,176**
Balance as at April 01, 2025	2,100	25,444	102,538	6,017	1,077	137,176
Additions	-	4,722	23,337	913	671	29,643
Disposals	-	(259)	(1,167)	(186)	(356)	(1,968)
Balance As at March 31, 2026	**2,100**	**29,907**	**124,708**	**6,744**	**1,392**	**164,851**
Accumulated Depreciation						
Balance as at April 01, 2024	14	9,391	58,236	4,904	568	73,113
Depreciation for the year	14	1,087	6,132	740	211	8,184
Disposals	-	(54)	(1,575)	(897)	(249)	(2,775)
Balance as at March 31, 2025	**28**	**10,424**	**62,793**	**4,747**	**530**	**78,522**
Balance as at April 01, 2025	28	10,424	62,793	4,747	530	78,522
Depreciation for the year	14	1,379	7,317	828	313	9,851
Impairment [(1)]	-	95	480	81	-	656
Disposals	-	(78)	(1,150)	(189)	(288)	(1,705)
Balance As at March 31, 2026	**42**	**11,820**	**69,440**	**5,467**	**555**	**87,324**
Net carrying value						
As at March 31, 2025	2,072	15,020	39,745	1,270	547	58,654
As at March 31, 2026	2,058	18,087	55,268	1,277	837	77,527

[(1)] *During the year ended March 31, 2026, the Company has decided to discontinue certain of its research and development programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized impairment loss of ₹ 729 relating to property, plant and equipment (including Capital-work-in-progress and Right of use assets) in the Company's Global Generic segment.*

In addition, the Company recorded the following impacts in the Statement of profit and loss:

(a) Impairment of intangible assets of ₹ 404;

(b) Research and development cost reimbursement to Aurigene Oncology Limited, a group subsidiary of ₹ 198 ; and

(c) Other development program related wind down costs under other expenses of ₹ 17.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 (B) Right-of-use-assets:

The Company has lease contracts for various items of property, plant and equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Leasehold land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2024	251	145	3	81	844	1,324
Additions	-	354	-	-	354	708
Disposals	-	(65)	-	(81)	(350)	(496)
Balance as at March 31, 2025	**251**	**434**	**3**	**-**	**848**	**1,536**
Balance as at April 01, 2025	251	434	3	-	848	1,536
Additions [(1)]	-	2,327	-	-	505	2,832
Disposals	-	(252)	-	-	(341)	(593)
Balance As at March 31, 2026	**251**	**2,509**	**3**	**-**	**1,012**	**3,775**
Accumulated depreciation						
Balance as at April 01, 2024	14	91	3	37	430	575
Depreciation for the year	14	58	-	-	187	259
Disposals	-	(54)	-	(37)	(223)	(314)
Balance as at March 31, 2025	**28**	**95**	**3**	**-**	**394**	**520**
Balance as at April 01, 2025	28	95	3	-	394	520
Depreciation for the year	14	249	-	-	256	519
Impairment [(2)]	0	95	-	-	-	95
Disposals	-	(71)	-	-	(273)	(344)
Balance As at March 31, 2026	**42**	**368**	**3**	**-**	**377**	**790**
Net carrying value						
As at March 31, 2025	223	339	-	-	454	1,016
As at March 31, 2026	**209**	**2,141**	**-**	**-**	**635**	**2,985**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The following are the amounts recognised in the statement of profit and loss:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation expense of right-of-use assets	519	259
Interest expense on lease liabilities	231	133
	750	**392**

(1) *Additions to right-of-use assets for buildings during the year ended March 31, 2026 primarily pertains to lease of an additional facility in India, amounting to ₹ 1,825, with a lease term of 10 years,*

(2) *Refer note 2.1 (A) for details of impairment of right-of-use assets*

The Company had total cash outflows for leases of ₹ 382 and ₹ 634 during the year ended 31 March 2026 and 31 March 2025, respectively. The maturity analysis of lease liabilities is disclosed in note 2.10 B of these financial statements.

Capital commitments

As of March 31, 2026 and March 31, 2025, the Company was committed to spend ₹ 8,414 and ₹ 12,176, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended March 31, 2026 and March 31, 2025, the Company capitalised interest cost of ₹ 983 and ₹ 729, respectively, with respect to qualifying assets. The average rate for capitalisation of interest cost for the years ended March 31, 2026 and March 31, 2025 was approximately 6.48% and 7.01% respectively.

2.2 Capital work-in-progress

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	21,564	11,719
Add: Additions during the year	15,447	25,003
Less: Capitalisations during the year	(23,245)	(14,817)
Less: Impairment during the year (1)	(73)	-
Less: Provision for idle assets	(2)	(341)
Balance at the end of the year	**13,691**	**21,564**

(1) *Refer note 2.1 (A) for details of impairment of Capital work-in-progress*

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	11,099	1,933	280	43	13,355
Projects temporarily suspended	99	237	-	-	336
Balance as at March 31, 2026	**11,198**	**2,170**	**280**	**43**	**13,691**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	19,763	1,560	119	57	21,499
Projects temporarily suspended	52	9	3	1	65
Balance as at March 31, 2025	**19,815**	**1,569**	**122**	**58**	**21,564**

Project execution plans and budgets are assessed on an annual basis and all the projects are executed as per rolling annual plan.

For CWIP, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below:-

	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Biologics_Infrastructure	483	-	-	-	483
Cosmeceutical Topical & Dental Infra	160	-	-	-	160
Balance As at March 31, 2026	**643**	**-**	**-**	**-**	**643**

	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
FTO-11 Onco facility	804	-	-	-	804
Biologics_Infrastructure	453	-	-	-	453
Balance as at March 31, 2025	**1,257**	**-**	**-**	**-**	**1,257**

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

Particulars	As at March 31, 2026	As at March 31, 2025
Net carrying value	853	853

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill was allocated to the cash generating units as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Global Generics-Branded Formulations	853	853

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value-in-use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) The post-tax discount rates used are based on the Company's weighted average cost of capital.

c) Terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

d) The post-tax discount rates and pre-tax discount rates used for Branded Formulations CGU are 10.51% and 14.05% respectively.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

2.4 Other intangible assets

Particulars	Product related intangibles	Others	Total
Gross carrying value			
Balance as at April 01, 2024	34,009	3,903	37,912
Additions[(1)]	849	408	1,257
Disposals/ De- recognitions	(45)	(5)	(50)
Balance as at March 31, 2025	**34,813**	**4,306**	**39,119**
Balance as at April 01, 2025	34,813	4,306	39,119
Additions[(1)]	8,490	423	8,913
Disposals/ De- recognitions	(290)	(2)	(292)
Balance As at March 31, 2026	**43,013**	**4,727**	**47,740**
Amortisation/impairment loss			
Balance as at April 01, 2024	11,753	2,215	13,968
Amortisation for the year	1,820	390	2,210
Disposals/ De- recognitions	(45)	(5)	(50)
Impairment loss	174	-	174
Balance as at March 31, 2025	**13,702**	**2,600**	**16,302**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets (continued)

Particulars	Product related intangibles	Others	Total
Balance as at April 01, 2025	13,702	2,600	16,302
Amortisation for the year	1,975	398	2,373
Disposals/ De- recognitions	(125)	(2)	(127)
Impairment loss	271	-	271
Balance As at March 31, 2026	**15,823**	**2,996**	**18,819**
Net carrying value			
As at March 31, 2025	21,111	1,706	22,817
As at March 31, 2026	**27,190**	**1,731**	**28,921**

[(1)] *Additions duing the year ended March 31, 2026 includes:*

(i) ₹ 4,464 paid as consideration for the acquisition of STUGERON® and its locally recognized brands covering 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

(ii) ₹ 3,014 paid as consideration to acquire the trademarks and related assets for Progynova® and Cyclo-Progynova® in India.

Additions duing the year ended March 31, 2025 includes:

(i) acquisition of Commercialization Rights of Olutasidenib ₹ 347, Pertuzumab ₹ 290 and Olaparib ₹ 104 and Software of ₹ 409.

Details of significant acquired intangible assets as at March 31, 2026:

Particulars	Acquired from	Carrying net book value
Select portfolio of branded generics business	Wockhardt Limited	10,022
Cardiovascular brand Cidmus® in India	Novartis AG	4,005
Antivertigo Brand Stugeron® in India	Janssen Pharmaceutica NV	4,350
Progynova® and Cyclo-Progynova® in India	Mercury Pharma Group Limited	3,014
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	2,083
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	957

Details of significant acquired intangible assets as at March 31, 2025:

Particulars	Acquired from	Carrying net book value
Select portfolio of branded generics business	Wockhardt Limited	10,945
Cardiovascular brand Cidmus® in India	Novartis AG	4,195
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	2,556
Select Anti-allergy brands	Glenmark Pharmaceuticals Limited	1,083

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Opening balance	404	391
Add: Additions during the year	-	84
Less: Capitalisations during the year	-	(71)
Less: Impairment (1)	(404)	-
Closing balance	**-**	**404**

(1) *Impairment losses recorded during the year ended March 31, 2026 primarily pertains to Impairment loss consequent to decision to discontinue certain research and development programs relating to CAR-T. (Refer to Note 2.1(A) for further details).*

Intangible assets under development (IAUD) Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	-	-	-	-	-
Projects temporarily suspended	-	-	-	-	-
Balance As at 31 March 2026	**-**	**-**	**-**	**-**	**-**

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	84	205	40	75	404
Projects temporarily suspended	-	-	-	-	-
Balance as at 31 March 2025	**84**	**205**	**40**	**75**	**404**

2.6 Financial assets

2.6 A. Investments

Investments consist of investments in units of equity securities, mutual funds, preference shares, limited liability partnership firm, bonds, commercial paper.

Particulars	As at March 31, 2026	As at March 31, 2025
Investments carried at cost		
Unquoted equity shares (fully paid-up)		
I. In subsidiary companies		
105,640,410 equity shares of USD 1.19 each (March 31, 2025: 105,640,410 equity shares of CHF 1 each) of Dr. Reddy's Laboratories SA, Switzerland*	13,515	13,515
2,499,726 (March 31, 2025: 2,499,726) equity shares of ₹ 10/- each of Idea2Enterprises (India) Private Limited, India	1,536	1,536
187,559,000 (March 31, 2025: 187,559,000) equity shares of ₹ 10/- each of Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	7,474	7,474
36,249,230 (March 31, 2025: 36,249,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	825	825

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (Continued)

Particulars	As at March 31, 2026	As at March 31, 2025
201,987,270 (March 31, 2025: 201,987,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	2,053	2,053
89,825,277 (March 31, 2025: 84,825,277) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	824	824
95,000,000 (March 31, 2025: 95,000,000) equity shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	950	950
134,513 (March 31, 2025: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
34 (March 31, 2025: 34) equity shares of US $ 10/- each of Dr. Reddy's Laboratories Inc.	1	1
23,650,000 (March 31, 2025: 15,050,000) equity shares of ₹ 10/- each of Dr. Reddy's Formulations Limited	237	151
734,400,000 (March 31, 2025: 734,400,000) equity shares of ₹ 10/- each of Dr. Reddy's and Nestle Health Science Limited	7,344	7,344
Equity shares held in Dr. Reddy's Laboratories LLC, Russia (1)	5,654	-
	40,414	**34,674**
Less: Impairment		
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(622)	(622)
Svass Wellness Limited (Formerly Regkinetics Services Limited, India)	(950)	(950)
Total unquoted investments in equity shares of subsidiary companies (I)	**38,842**	**33,102**
II. In joint ventures		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China(1)	429	429
8,580,000 (March 31, 2025: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	86	86
Total unquoted investments in equity shares of joint ventures (II)	**515**	**515**
III. In associate		
13,649,600 (March 31, 2025: 13,649,600) equity shares of ₹ 10/- each of O2 Renewable Energy IX Private Limited	136	136
Total unquoted investments in equity shares of joint ventures (II)	**136**	**136**
Compulsory Convertible Debentures		
IV. In associate		
222,704 (31 March 2025: 171,504) compulsory convertible debentures of ₹ 1,000/- each of O2 Renewable Energy IX Private Limited	223	172
Total unquoted investments in compulsory convertible debentures in joint ventures (II)	**223**	**172**
Total investments carried at cost (I+II)(B)	**39,716**	**33,925**

** During the year ended March 31, 2025, the nominal value of equity shares has been changed from CHF 1 per share to USD 1.19 per share.*

(1) *Shares held in Dr. Reddy's Laboratories LLC, Russia and Kunshan Rotam Reddy Pharmaceutical Co. Limited, China are not denominated in number of shares as per the laws of the country.*

Particulars	As at March 31, 2026	As at March 31, 2025
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (March 31, 2025: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia(1)(2)	-	-
200,000 (March 31, 2025: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India(2)	-	-

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (Continued)

	Particulars	As at March 31, 2026	As at March 31, 2025
	24,000 (March 31, 2025: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India(2)	-	-
	20,250 (March 31, 2025: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India(2)	-	-
	Total unquoted trade investments in equity shares of other companies (I)	**1**	**1**
	(1) Shares held in Biomed Russia Limited are not denominated in number of shares as per the laws of the country.		
	(2) Rounded off to millions in the note above.		
II.	**Investment in partnership firms**		
	ABCD Technologies LLP	456	397
III.	**Investment in unquoted mutual funds**	30,015	28,743
IV.	**Investment in quoted equity shares**		
	Nil (March 31, 2025: 174,142) equity shares of Journey Medical Corporation	-	87
V.	**Others**		
	1,161,861 (March 31, 2025: 196,544) preference shares of 0.01 NIS(3) each of Edity Therapeutics Ltd.	267	40
	(3) NIS - New Israeli shekel		
	Total investments at FVTPL (I + II + III + IV+V) (C)	**30,739**	**29,268**
Investments carried at amortised cost			
I.	Investments in 6,200,000 (March 31, 2025: 6,200,000) Non- convertible preference shares of USD 100 each of Dr. Reddy's Laboratories SA, Switzerland**	62,520	54,672
II.	Investment in 20,000,000 (March 31, 2025: 20,000,000) preference shares shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	200	200
III.	Investments in bonds	8,511	1,001
IV.	Investment in Non-convertible debentures of Dr. Reddy's Laboratories Inc.**	14,462	13,069
	Less: Impairment		
	Svass Wellness Limited (Formerly Regkinetics Services Limited, India)*	(200)	(200)
	** Refer to the note (1) mentioned under Investment in equity shares carried at cost*		
	*** Refer to note 2.42 for details of funds invested in intermediaries and further invested by intermediaries. Further investment includes interest accrued but not due of ₹ 3,722 on Non-convertlble preference shares and ₹ 238 on Non- Convertible debentures*		
	Total investments carried at amortised cost (D)	**85,493**	**68,742**
	Total investments (A+B+C+D)	**155,948**	**131,935**
	Current	32,335	28,830
	Non-current	123,613	103,105
		155,948	**131,935**
	Aggregate book value of quoted investments	-	87
	Aggregate market value of quoted investments	-	87
	Aggregate value of unquoted investments	157,720	133,620
	Aggregate amount of impairment in the value of investments in the unquoted equity shares	1,772	1,772

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (Continued)

2.6 B. Trade receivables

Particulars	As at March 31, 2026	As at March 31, 2025
Trade receivables from other parties	20,830	18,877
Receivables from related parties (Refer note 2.24)	20,356	40,713
	41,186	**59,590**
Details of security		
Considered good, unsecured	41,297	59,667
Credit impaired	555	508
	41,852	**60,175**
Less: Allowance for credit losses	(666)	(585)
	41,186	**59,590**
Current	41,186	59,590
	41,186	**59,590**

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended March 31, 2026 and March 31, 2025 are as follows:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	585	548
Provision made during the year, net of reversals	126	100
Trade receivables written off during the year	(45)	(63)
Balance at the end of the year	**666**	**585**

Trade Receivables Ageing Schedule

	Particulars	Outstanding for following periods from due date of payment						Total
		Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i)	Undisputed Trade receivables - considered good	21,117	17,650	1,975	23	-	-	40,765
(ii)	Undisputed Trade Receivables - credit impaired	-	5	32	197	154	111	499
(iii)	Disputed Trade Receivables - considered good	-	-	-	-	-	532	532
(iv)	Disputed Trade Receivables - credit impaired	-	28	-	-	-	28	56
								41,852
	Less: Allowance for credit losses							(666)
	Balance As at March 31, 2026							**41,186**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (Continued)

Particulars		Outstanding for following periods from due date of payment						Total
		Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i)	Undisputed Trade receivables - considered good	40,201	16,994	1,768	236	-	-	59,199
(ii)	Undisputed Trade Receivables - credit impaired	-	14	16	207	49	170	456
(iii)	Disputed Trade Receivables - considered good	-	-	-	-	467	-	467
(iv)	Disputed Trade Receivables - credit impaired	-	-	6	5	4	38	53
								60,175
Less: Allowance for credit losses								(585)
Balance As at March 31, 2025								59,590

2.6 C. Loans

Particulars	As at March 31, 2026	As at March 31, 2025
Considered good, unsecured		
Loans and advances to related parties[1]	1,007	14
	1,007	**14**
Considered doubtful, unsecured		
Loans and advances to related parties[1]	-	-
	1,007	**14**
Less: Allowance for doubtful loans and advances	-	-
	1,007	**14**
Current	1,002	-
Non-current	5	14
	1,007	**14**

[1] Loans and advances to related parties comprise (Refer Note 2.24):

Particulars	Balance as at		Maximum amount outstanding at any time during the year ended	
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Subsidiaries				
DRL Impex Limited, India [2]	5	7	7	7
Aurigene Oncology Limited, India [1]	1,002	-	1,002	-
Dr. Reddy's Formulations Limited	-	7	7	7
Dr. Reddy's Bio-sciences Limited, India	-	-	50	-
	1,007	**14**		

[1] *Loans and advances to Aurigene Oncology Limited, India are given for the purpose of working capital and other business requirements, settlement of these loans is expected within the next twelve months, and interest rate of 6.64%. Further the outstanding balance comprises interest accrued but not due of ₹ 2.*

[2] *Loans and advances to DRL Impex Limited, India are given for the purpose of working capital and other business requirements, settlement of which is neither planned nor likely to occur in the next twelve months and it is interest free.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Financial assets (Continued)

2.6 D. Other financial assets

	Particulars	As at March 31, 2026	As at March 31, 2025
I.	**Non-current assets**		
	Considered good, unsecured		
	Security deposits	673	562
	Term deposits with banks (remaining maturity more than 12 months)	2,013	4,000
	Term deposits with financial institutions (remaining maturity more than 12 months)	-	4,000
		2,686	**8,562**
II.	**Current assets**		
	Considered good, unsecured		
	Term deposits with banks (remaining maturity less than 12 months)	17,425	-
	Claims receivable	365	41
	Dues from related parties (refer note 2.24)	85	265
	Other assets	1,476	604
Unsecured, considered doubtful			
	Claims receivable	134	134
		19,485	**1,044**
	Less: Allowance for doubtful advances	(134)	(134)
		19,351	**910**

2.6 E. Cash and cash equivalents

Particulars	As at March 31, 2026	As at March 31, 2025
Balances with banks		
In current accounts	1,508	912
In EEFC accounts	1,307	65
In term deposits with banks (original maturities less than 3 months)	397	2,070
Cash on hand*	-	-
Other balances		
In unclaimed dividend accounts	73	80
LC and Bank guarantee margin money	90	70
Cash and cash equivalents in the statement of cash flow (including restricted cash)	**3,375**	**3,197**
** Rounded off to millions.*		
Restricted cash balances included above		
Balance in unclaimed dividend account	73	80
Other restricted cash balances	90	70

2.6 F. Other bank balances

Particulars	As at March 31, 2026	As at March 31, 2025
Term deposits with banks (original maturities more than 3 months but less than 12 months)	16,201	6,571
	16,201	**6,571**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Other assets

Particulars	As at March 31, 2026	As at March 31, 2025
A. Non-current assets		
Considered good, unsecured		
Capital advances	632	662
Others	211	-
	843	**662**
B. Current assets		
Considered good, unsecured		
Balances and receivables from statutory authorities (1)	16,248	11,214
Advances to material suppliers	2,447	2,992
Government incentives receivable(2)	400	2,956
Prepaid expenses	909	828
Dues from related parties (Refer note 2.24)	8	8
Others(3)	2,175	1,637
Considered doubtful, unsecured		
Other advances	144	90
	22,331	**19,725**
Less: Allowance for doubtful advances	(144)	(90)
	22,187	**19,635**

(1) *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, value added tax and from customs authorities of India.*

(2) *Primarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives.*

(3) *Others primarily includes advances given to other vendors, employees*

2.8 Inventories

Particulars	As at March 31, 2026	As at March 31, 2025
Raw materials (includes in transit ₹ 111 ; March 31, 2025: ₹ 88)	17,898	18,314
Work-in-progress	14,858	13,725
Finished goods	6,157	4,143
Stock-in-trade	3,030	3,872
Packing materials, stores and spares	7,613	5,704
	49,556	**45,758**

During the year ended March 31, 2026, the Company recorded inventory write-down of ₹ 4,488 (March 31, 2025: ₹ 2,771) in the statement of profit and loss.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital

Particulars	As at March 31, 2026	As at March 31, 2025
Authorised share capital**		
1,450,000,000 equity shares of ₹ 1/- each (1,450,000,000 equity shares of ₹ 1/- each)	1,450	1,450
Issued equity capital**		
834,657,970 equity shares of ₹ 1/- each fully paid-up (March 31, 2025: 834,456,365 equity shares of ₹ 1/- each)	835	834
Subscribed and fully paid-up**		
834,656,970 equity shares of ₹ 1/- each fully paid-up (March 31, 2025: 834,455,365 equity shares of ₹ 1/- each)	835	834
Add: Forfeited share capital (e)	-	-
	835	**834**

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended March 31, 2026		For the year ended March 31, 2025	
	No. of shares (of ₹ 1/- each)	Amount	No. of share (of ₹ 1/- each)	Amount
Opening number of equity shares/share capital (face value of ₹ 1/ each)	834,455,365	834	166,818,266	834
Add: Equity shares issued pursuant to employee stock option plan(1) prior to stock split	-	-*	58,680	-
Add: Increase in outstanding shares on account of stock split**	-	-	667,507,784	
Add: Equity shares issued pursuant to employee stock option plan(1) after stock split	201,605	1	70,635	-
Closing number of equity shares/share capital**	**834,656,970**	**835**	**834,455,365**	**834**
Treasury shares(2)	1,965,575	1,815	2,452,260	2,264

* *Rounded to the nearest million*

** *The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ stock split of each equity share having a face value of ₹ 5/- each, fully paid-up, into five equity shares having a face value of ₹ 1/- each, fully paid-up (the "stock split"), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share ("ADS") of the Company will continue to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt ("ADR") holder would consequently increase in proportion to the increase in number of equity shares. On 12 September 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital, the outstanding shares and Treasury shares were sub-divided into equity shares having a face value of ₹ 1/- each with effective from record date of October 28, 2024.*

(1) *During the years ended March 31, 2026 and March 31, 2025, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees Stock Option Scheme, 2007. The options exercised had an exercise price of ₹ 1,₹ 521,₹ 563,₹ 736,₹ 781,₹ 1060, (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Statement of Changes in Equity.*

(2) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the year ended March 31, 2025, 1,168,490 shares were acquired from the*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (Continued)

open market. The total amount paid to acquire the shares was ₹ 1,389. During the years ended March 31, 2026 and March 31, 2025, an aggregate of 486,685(after stock split) and 22,077 (prior to stock split) and 54,800 (after stock split) equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814, ₹ 3,679,₹ 3,906 ₹ 4,212,₹ 4,338, ₹ 4,663 or ₹ 5,301 (prior to stock split) and ₹ 521, ₹ 563, ₹ 736, ₹ 781,₹ 842,₹ 889, ₹ 933, ₹ 981 and ₹ 1,060 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium".

As of March 31, 2026 and March 31, 2025, the ESOS Trust had outstanding 1,965,575 and 2,452,260 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 1,815 and ₹ 2,264, respectively. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 1 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held. Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India. In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Director. The details of dividends paid by the Company are as follows:

Particulars	During the year ended March 31, 2026	During the year ended March 31, 2025
Dividend per share (in absolute ₹) *	8	8
Dividend paid during the year (net off treasury shares)	**6,659**	**6,662**
Towards the fiscal year	2025	2024

** Dividend per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024*

At the Company's Board of Directors' meeting held on May 12, 2026, the Board proposed a dividend of ₹ 8 per share (face value of ₹ 1/ each) and aggregating to ₹ 6,677, which is subject to the approval of the Company's shareholders.

(c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at March 31, 2026		As at March 31, 2025	
	No. of shares (of ₹ 1/- each)**	% holding	No. of shares (of ₹ 1/- each)	% holding
Life Insurance Corporation of India and their associates	101,502,343	12.16	60,015,393	7.19
GVP Family Trust	96,095,920	11.51	-	-
VSD Family Trust	75,630,620	9.06	-	-
Satish Reddy Kallam	10,107,505	1.21	85,738,125	10.27
G V Prasad	-	-	96,095,920	11.52

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (Continued)

(d) 180,985 (March 31, 2025: 313,790) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 1,403,802 (March 31, 2025: 1,140,235) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 2,456,473 (March 31, 2025: 2,399,070) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.25)

(e) Represents 1000 equity shares (after effect of stock split) of ₹ 1/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) Details of shares held by promoters

Promoter Name	As at March 31, 2026		As at March 31, 2025		% change during the year*
	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	
GVP Family Trust	96,095,920	11.51%	-	0.00%	100.00%
VSD Family Trust	75,630,620	9.06%	-	0.00%	100.00%
Satish Reddy Kallam (HUF)	27,618,385	3.31%	27,618,385	3.31%	0.00%
Gunupati Venkateswara Prasad (HUF)	12,717,090	1.52%	12,717,090	1.52%	0.00%
Satish Reddy Kallam (2)	10,107,505	1.21	85,738,125	10.27%	-88.21%
Anuradha Gunupati	46,025	0.01%	46,025	0.01%	0.00%
Deepti Reddy Kallam	25,700	0.00%	25,700	0.00%	0.00%
G.V. Sanjana Reddy	25,700	0.00%	25,700	0.00%	0.00%
G. Mallika Reddy	25,695	0.00%	25,695	0.00%	0.00%
Sharathchandra Reddy Gunupati	13,000	0.00%	13,000	0.00%	0.00%
G V Prasad (2)	-	0.00%	96,095,920	11.52%	-100.00%

Promoter Name	As at March 31, 2025		As at March 31, 2024		% change during the year*
	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	
G V Prasad	96,095,920	11.52%	-	0.00%	100.00%
Satish Reddy Kallam	85,738,125	10.27%	901,002	0.54%	1803.17%
Satish Reddy Kallam (HUF)	27,618,385	3.31%	5,523,677	3.31%	0.00%
Gunupati Venkateswara Prasad (HUF)	12,717,090	1.52%	2,543,418	1.52%	0.00%
Anuradha Gunupati	46,025	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	25,700	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	25,700	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	25,695	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	13,000	0.00%	2,600	0.00%	0.00%
Samrajyam Reddy Kallam	-	0.00%	1,120,499	0.67%	-100.00%
APS Trust(1)	-	0.00%	34,345,308	20.59%	-100.00%

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (Continued)

The percentage shareholding above has been computed considering the outstanding number of shares 834,656,970 and 834,455,365 As at March 31, 2026 and March 31, 2025, respectively.

* *The outstanding number of shares as at March 31, 2024 and shares held during the year by respective promoters have been adjusted to give the the effect of stock split i.e., 1:5 for the computation of % change during the year ended March 31, 2025.*

(1) *On May 22, 2024, the APS Trust transferred 15,126,124 (prior to stock split) equity shares, representing 9.07% of outstanding equity shares, to Satish Reddy Kallam and 19,219,184 (prior to stock split) equity shares, representing 11.52% of outstanding equity shares, to G V Prasad. This change has not resulted in any change in the total promoter shareholding of the company. Further, there are no shares held by APS after May 22, 2024.*

(2) *Mr. K. Satish Reddy transferred 75,630,620 equity shares to the VSD Family Trust on September 17, 2025, and Mr. G.V. Prasad transferred 96,095,920 equity shares to the GVP Family Trust on September 17, 2025. This change has not resulted in any change in the total promoter shareholding of the company.*

2.10 Financial liabilities

2.10 A. Current borrowings

Particulars	As at March 31, 2026	As at March 31, 2025
From Banks		
Unsecured		
Pre-shipment credit	19,600	32,855
Other working capital borrowings	34,590	1,000
	54,190	**33,855**

a) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at March 31, 2026		As at March 31, 2025	
	Currency	Interest Rate	Currency	Interest Rate
Pre- Shipment Credit and Other working capital borrowings	INR	3 Month T-bill + 35 bps	INR	3 Month T-bill + 35 bps to 60 bps
	INR	1 Month T-bill + 35 bps to 55 bps	INR	1 Month T-bill + 35 bps
	US $	Nil	US $	6 Month SOFR + 10 bps to 65 bps
	INR	1M Repo + 75bps	INR	7.50%

(b) The Company had uncommitted lines of credit of ₹ 22,930 and ₹ 32,195 as of March 31, 2026 and March 31, 2025, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

(c) Reconciliation of liabilities arising from financing activities

Current borrowings(1)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Opening balance at the beginning of the year	33,855	7,100
Borrowings during the year	117,035	78,786
Borrowings repaid during the year	(96,754)	(52,946)
Effect of changes in foreign exchange rates	54	915
Closing balance at the end of the year	**54,190**	**33,855**

(1) *Does not include movement in bank overdraft*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities (Continued)

2.10 B. Lease liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Secured		
Non-current		
Long-term maturities of lease obligation	2,501	765
	2,501	**765**
Current		
Current maturities of lease obligation	679	309
	679	**309**

(a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at March 31, 2026	As at March 31, 2025
Maturing in		
Less than 1 year	791	364
1-2 years	606	260
2-3 years	533	196
3-4 years	434	126
4-5 years	362	85
Thereafter	1,605	501
Total	**4,331**	**1,532**
Less: Finance component	(1,151)	(458)
Total	**3,180**	**1,074**

(b) Reconciliation of liabilities arising from financing activities

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Opening balance at the beginning of the year	1,074	829
Recognition of right-of-use liability during the year	2,488	526
Payment of principal portion of lease liabilities	(382)	(281)
Closing balance at the end of the year(1)	**3,180**	**1,074**

(1) *Includes current portion.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities (Continued)

2.10 C Trade payables

Particulars	As at March 31, 2026	As at March 31, 2025
Trade payables to third parties		
Due to micro, small and medium enterprises (MSME)[1]	316	210
Other than micro, small and medium enterprises (Others)	17,387	18,343
Trade payables to subsidiaries including step down subsidiaries (Refer note 2.24)	1,339	1,378
	19,042	**19,931**

[1] (a) *The principal amount remaining unpaid as at March 31, 2026 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹ 316 (March 31, 2025: ₹ 210). The interest amount computed based on the provisions under Section 16 of the MSMED is ₹ 0.18 (March 31, 2025: ₹ 0.00) is remaining unpaid as of March 31, 2026.*

(b) *The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (March 31, 2025: ₹ Nil).*

(c) *Dues to Micro and Small Enterprises have been determined to the extent such parties have been identified on the basis of information collected by the Management.*

For details regarding the Company's exposure to currency and liquidity risks, see note 2.29 of the financial statements under "Liquidity risk".

Trade Payables aging schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	316	-	-	-	316
(ii) Undisputed dues - others	17,745	345	5	48	18,142
(iii) Disputed dues - Others	-	-	-	584	584
Balance As at March 31, 2026	**18,061**	**345**	**5**	**632**	**19,042**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	210	-	-	-	210
(ii) Undisputed dues - others	18,737	202	40	230	19,209
(iii) Disputed dues - Others	-	-	512	-	512
Balance As at March 31, 2025	**18,947**	**202**	**552**	**230**	**19,931**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Financial liabilities (Continued)

2.10 D Other financial liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Accrued expenses	10,447	10,974
Payable to subsidiary companies including step down subsidiaries (Refer note 2.24)	6,449	3,248
Capital creditors	2,709	5,221
DRHL Merger Payable a/c[1]	130	203
Unclaimed dividends[2]	73	80
Trade and security deposits received	59	59
Others[3]	401	170
	20,268	**19,955**

[1] *represents balance portion of costs, charges and expenses relating to merger scheme to borne out of the surplus assets of DRHL including ₹59 tax refund received during the year ended March 31, 2025 for AY 21-22 (refer note 2.37).*

[2] *Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.*

[3] *Includes book overdraft and interest accrued but not due on loan.*

2.11 Provisions

Particulars	As at March 31, 2026	As at March 31, 2025
A. Non-current provisions		
Provision for employee benefits		
Long service award benefit plan	86	26
Compensated absences	34	28
	120	**54**
B. Current provisions		
Provision for employee benefits		
Gratuity	-	521
Long service award benefit plan	30	94
Compensated absences	581	549
Other provisions (a)		
Refund liability	1,522	1,360
Others	936	871
	3,069	**3,395**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Provisions (Continued)

(a) Details of changes in other provisions during the year ended March 31, 2026 are as follows:

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,360	871
Provision made during the year, net of reversals	1,662	65
Provision used during the year	(1,500)	-
Balance as at end of the year	**1,522**	**936**

Details of changes in other provisions during the year ended March 31, 2026 are as follows:

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,317	804
Provision made during the year, net of reversals	1,754	67
Provision used during the year	(1,711)	-
Balance as at end of the year	**1,360**	**871**

(1) *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. See note 1.3(m) of these financial statements for the Company's accounting policy on refund liability.*

(2) *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.30 of these financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.12 Other liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
A. Non-current liabilities		
Deferred revenue (Refer note 2.13)	1,779	619
Cash settled ESOP's	186	363
Others	455	870
	2,420	**1,852**
B. Current liabilities		
Salary and bonus payable	2,160	2,656
Cash settled ESOP's	14	32
Due to statutory authorities	3,513	3,539
Advance from customers	488	411
Deferred revenue (Refer note 2.13)	145	368
	6,320	**7,006**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Sales [1]	201,022	218,448
Service income	631	1,369
License fees[2]	2,953	10,651
	204,606	**230,468**

(1) *During the year ended 31 March 2026, consequent to resolution of a Shelf Stock Adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction of "Revenue from operations" in the Company's Global Generics Segment.*

(2) *During the year ended March 31, 2025, this primarily includes the following amounts:*

a) *₹ 8,113(excluding GST) received as consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to its subsidiary (Dr.Reddy's and Nestle Health Science Limited) as part of the definitive agreement. This acquisition pertains to Company's Global Generics segment.*

b) *₹ 1,266 (US $ 15) received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation.This transaction pertains to the Company's Others segment.*

Details of refund liabilities:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	1,360	1,317
Provision made during the year, net of reversals	1,662	1,754
Provision used during the year	(1,500)	(1,711)
Balance at the end of the year	**1,522**	**1,360**
Current	1,522	1,360
Non-current	-	-
	1,522	**1,360**

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (l) of these financial statements, the Company recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2026 and March 31, 2025, the Company had ₹ 64 and ₹ 51, respectively as contract assets representing the right to returned goods.

Details of contract liabilities:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Advance from customers	488	411
	488	**411**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables (Continued)

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2026 and March 31, 2025:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	987	536
Revenue recognised during the year	(757)	(1,072)
Milestone received during the year	1,694	1,523
Balance at the end of the year	**1,924**	**987**
Current	145	368
Non-current	1,779	619
	1,924	**987**

2.14 Other operating income

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Sale of spent chemicals	385	437
Scrap sales	279	232
Miscellaneous income	58	17
	722	**686**

2.15 Other income

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Interest income		
On fixed deposits	1,759	1,743
On investment and loans to subsidiaries[(1)] (Refer note 2.24)	4,643	2,686
Others	1,369	396
Fair value gain on financial instruments measured at fair value through profit or loss[(2)]	2,052	3,128
Foreign exchange gain, net	2,780	1,524
Profit on disposal of property, plant and equipment and other intangibles, net	2,074	-
Miscellaneous income, net	2,219	557
	16,896	**10,034**

(1) Includes interest on Non-Convertible Debentures from Dr. Reddy's Laboratories Inc ₹ 904 (March 31, 2025: ₹999), interest on loans given to Aurigene Pharmaceutical Services Limited ₹ Nil (March 31, 2025: ₹9) and interest on Preference Shares @ 6.33% cumulative from Dr. Reddy's Laboratories SA, Switzerland ₹ 3,736 (March 31, 2025: ₹ 1,677).

(2) Total Net gains on fair value changes includes net realised gain on sale of investments of ₹ 461 (March 31, 2025: ₹ 3,041).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.16 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended March 31, 2026		For the year ended March 31, 2025	
Opening				
Work-in-progress	13,725		12,071	
Finished goods	4,143		5,263	
Stock-in-trade	3,872	**21,740**	2,667	**20,001**
Closing				
Work-in-progress	14,858		13,725	
Finished goods	6,157		4,143	
Stock-in-trade	3,030	**24,045**	3,872	**21,740**
(Increase)/Decrease in inventory		**(2,305)**		**(1,739)**

During the year ended March 31, 2026 and March 31, 2025, an amount of ₹ 1,150 and ₹ 3,298 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

2.17 Employee benefits expense

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Salaries, wages and bonus	27,552	26,077
Contribution to provident and other funds (Refer 2.26)	3,560	2,282
Staff welfare expenses	4,072	3,930
Share-based payment expenses	315	586
	35,499	**32,875**

2.18 Depreciation and amortisation expense

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation of property, plant and equipment[(1)]	9,701	8,184
Amortisation of intangible assets	2,373	2,210
	12,074	**10,394**

(1) During the year ended 31 March 2026, the Company capitalized depreciation cost of Rs.150 with respect to qualifying assets under Property, plant and equipment.

2.19 Finance costs

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Interest on lease liabilities	231	133
Interest on other borrowings	1,252	966
	1,483	**1,099**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Other expenses

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Consumption of stores, spares and other materials	10,340	11,620
Clinical trial expenses	2,374	4,119
Other research and development expenses	4,624	4,927
Advertisements	1,095	1,452
Commission on sales	171	146
Carriage outward	4,732	5,802
Marketing expenses (Refer note 2.30 (vii))	8,242	5,502
Communication expenses	1,628	1,221
Other selling expenses	8,863	7,451
Legal and professional	5,060	5,724
Power and fuel	4,734	4,801
Repairs and maintenance		
Buildings	289	304
Plant and equipment	1,411	1,050
Others	2,424	2,405
Insurance	616	636
Travel and conveyance	1,266	1,246
Rent	194	201
Rates and taxes	272	517
Corporate Social Responsibility (Refer note (1) below)	1,114	775
Donations (Refer note (2) below)	9	469
Allowance for credit losses, net (Refer note 2.6 B)	126	100
Allowance for doubtful advances, net	49	3
Non-Executive Directors' remuneration	152	134
Auditors' remuneration (Refer note 2.22)	40	41
Loss on sale/disposal of property , plant and equipment and other intangibles, net	-	428
Other general expenses	2,047	1,694
	61,872	**62,768**

Note:

(1) Details of Corporate Social Responsibility expenditure in accordance with section 135 of the Companies Act, 2013:

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Other expenses (Continued)

	Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
i)	Amount required to be spent by the company during the year	1,113	774
ii)	Amount approved by the Board	1,114	774
iii)	Total CSR obligation for the financial year	**1,114**	**774**
iv)	Amount of expenditure incurred		
	(a) Construction/acquisition of any asset		2
	(b) On purposes other than (a) above	991	722
		991	**724**
v)	(Excess)/Shortfall at the end of the year*	123	50
vi)	Total of previous years shortfall	-	-
vii)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
viii)	Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, relief and rural development projects	
ix)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard	729	623
x)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

** Total amount unspent for the year ended March 31, 2026 ₹ 123 has been transferred to Unspent CSR Account on April 15, 2026.*

(2) Donations include Political contributions amounting to Nil (₹ 350) made to Prudent Electoral Trust for year ended March 31, 2026 and March 31, 2025 respectively.

2.21 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Employee benefits expense (included in note 2.17)	5,230	5,121
Other expenses (included in note 2.20)		
Materials and consumables	8,185	9,579
Clinical trial expenses and Other research and development expenses	6,998	9,046
Power and fuel	372	421
	20,785	**24,167**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22 Auditors' remuneration

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
As Auditor:		
Audit fees	25	26
Limited review	9	8
In Other Capacity:		
Other charges – Certification fee	2	3
Reimbursement of out of pocket expenses	4	4
	40	**41**

2.23 Earnings per share (EPS)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Earnings		
Profit attributable to equity shareholders of the Company	32,197	53,494
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	832,003,105	832,642,375
Effect of equity shares issued on exercise of stock options	437,482	308,031
Weighted average number of equity shares – Basic	**832,440,587**	**832,950,406**
Dilutive effect of stock options outstanding [(1)]	891,102	1,228,728
Weighted average number of equity shares – Diluted	**833,331,689**	**834,179,134**
Earnings per share of par value ₹ 1/- – Basic (₹)[(2)]	38.68	64.22
Earnings per share of par value ₹ 1/- – Diluted (₹)[(2)]	38.64	64.13

[(1)] *As at March 31, 2026 and March 31, 2025, 1,983,310 and 941,080 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

[(2)] *Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.9 of these financial statements for further details regarding such stock split.*

2.24 Related parties

a.	**List of all subsidiaries, joint ventures and other consolidating entities:**
	Subsidiaries including step down subsidiaries:
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2	Aurigene Oncology Limited *(Formerly, Aurigene Discovery Technologies Limited)*
3	Aurigene Pharmaceutical Services Limited
4	beta Institut gemeinnützige GmbH
5	betapharm Arzneimittel GmbH
6	Cheminor Investments Limited
7	Dr. Reddy's Farmaceutica Do Brasil Ltda.
8	Dr. Reddy's Laboratories (EU) Limited

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

9	Dr. Reddy's Laboratories (Proprietary) Limited
10	Dr. Reddy's Laboratories (UK) Limited
11	Dr. Reddy's Laboratories Canada, Inc.
12	Dr. Reddy's Laboratories Chile SPA.
13	Dr. Reddy's Laboratories Inc.
14	Dr. Reddy's Laboratories Japan KK
15	Dr. Reddy's Laboratories Kazakhstan LLP
16	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.
17	Dr. Reddy's Laboratories New York, LLC
18	Dr. Reddy's Laboratories Philippines Inc.
19	Dr. Reddy's Laboratories Romania Srl
20	Dr. Reddy's Laboratories SA
21	Dr. Reddy's Laboratories Taiwan Limited
22	Dr. Reddy's Laboratories (Thailand) Limited
23	Dr. Reddy's Laboratories LLC, Ukraine
24	Dr. Reddy's New Zealand Limited.
25	Dr. Reddy's Srl
26	Dr. Reddy's Bio-Sciences Limited
27	Dr. Reddy's Laboratories (Australia) Pty. Limited
28	Dr. Reddy's Laboratories SAS
29	Dr. Reddy's Netherlands B.V. *(formerly Dr. Reddy's Research and Development B.V.)*
30	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited
31	DRL Impex Limited
32	Dr. Reddy's Formulations Limited
33	Idea2Enterprises (India) Pvt. Limited
34	Imperial Owners and Land Possessions Private Limited *(Formerly, Imperial Credit Private Limited)(entity under liquidation) (Dissolved on August 05, 2025)*
35	Industrias Quimicas Falcon de Mexico, S.A. de CV
36	Lacock Holdings Limited
37	Dr. Reddy's Laboratories LLC
38	Promius Pharma LLC
39	Reddy Holding GmbH
40	Reddy Netherlands B.V.
41	Reddy Pharma Iberia SAU
42	Reddy Pharma Italia S.R.L.
43	Reddy Pharma SAS
44	Svaas Wellness Limited (Divested on April 07, 2026)
45	Nimbus Health GmbH
46	Dr. Reddy's Laboratories Jamaica Limited
47	Dr. Reddy's and Nestle Health Science Limited *(Formerly, Dr. Reddy's Nutraceuticals Limited)*
48	Northstar Switzerland SARL (effective from September 30, 2024)
49	North Star OpCo Limited (effective from September 30, 2024)
50	North Star Sweden AB (effective from September 30, 2024)
51	Dr. Reddy's Denmark ApS (effective from October 04, 2024)
52	Dr. Reddy's Finland Oy (effective from December 20, 2024)
53	Dr. Reddy's Laboratories (Vietnam) Company Limited (effective from May 09, 2025)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

Joint ventures		
54	Kunshan Rotam Reddy Pharmaceutical Company Limited (“Reddy Kunshan”), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
55	Kunshan Rotam Reddy Medicine Company Limited	Enterprise which is wholly owned subsidiary of Kunshan Rotam Reddy Pharmaceutical Company Limited
56	DRES Energy Private Limited, India	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares
Associate		
57	O2 Renewable Energy IX Private Limited	Enterprise over which the Company exercises joint control and holds 26% of equity shares
58	Clean Renewable Energy KK 2A Private Limited (effective from July 31, 2024)	Associate of Aurigene Oncology Limited
Other consolidating entities		
59	Cheminor Employees Welfare Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
60	Dr. Reddy’s Research Foundation, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
61	Dr. Reddy's Employees ESOS Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.

b. List of other related parties with whom transactions have taken place during the current and/or previous year:

1.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2.	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3.	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4.	K Samrajyam*	Mother of Chairman
5.	G Anuradha	Spouse of Co-chairman
6.	K Deepti Reddy	Spouse of Chairman
7.	G Mallika Reddy	Daughter of Co-chairman
8.	G V Sanjana Reddy	Daughter of Co-chairman
9.	Akhil Ravi	Son-in-law of Co-chairman
10.	Shravya Reddy Kallam	Daughter of Chairman
11.	Dr. Reddy’s Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12.	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13.	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
14.	Zenfold Sustainable Technologies Private Limited (w.e.f. July 27, 2024)	Enterprise over which relative of a whole-time directors have significant influence

** Ceases to be related party upon their demise on February 19, 2025*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

c. In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company’s Directors, members of the Company’s Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:		
1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia (till July 30, 2024)	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8.	Arun Madhavan Kumar	Independent director
9.	Dr. Claudio Albrecht	Independent director
10.	Dr. Alpna Hansraj Seth	Independent director
11.	Sanjiv Soshil Mehta	Independent director
12.	Archana Bhaskar (till September 30, 2025)	Management council member
13.	Jayanth Sridhar (till 31 January 2026)	Management council member
14.	Deepak Sapra	Management council member
15.	Erez Israeli	Chief Executive Officer and Management council member
16.	Marc Kikuchi (till May 24, 2024)	Management council member
17.	M V Ramana	Management council member
18.	Mannam Venkata Narasimham (w.e.f. August 01, 2024)	Chief Financial Officer and Management council member
19.	Parag Agarwal (till July 31, 2024)	Chief Financial Officer and Management council member
20.	Patrick Aghanian	Management council member
21.	Sanjay Sharma	Management council member
22.	Sushrut Kulkarni	Management council member
23.	Krishna Venkatesh	Management council member
24.	B Phanimitra	Management council member
25.	K Randhir Singh	Company secretary, Compliance officer and Head-CSR

d. Particulars of related party transactions

The following is a summary of significant related party transactions:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenues from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy’s Laboratories Inc.	57,573	88,783
Dr. Reddy’s Laboratories LLC, Russia	20,691	17,690
Dr. Reddy’s Laboratories SA	5,040	4,385
Dr. Reddy’s Laboratories (UK) Limited	3,440	4,058
betapharm Arzneimittel GmbH, Germany	3,816	2,685

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Dr Reddy's Laboratories LLP, Kazakhstan	2,344	2,312
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	1,812	1,383
Dr. Reddy's Laboratories, LLC Ukraine	1,399	1,883
Dr. Reddy's Farmaceutica Do Brasil Ltda.	3,314	1,874
Reddy Pharma Iberia SA	1,192	641
Dr. Reddy's Laboratories SAS, Colombia	1,074	698
Dr. Reddy's Srl	1,328	543
Industrias Quimicas Falcon de Mexico, S.A. de CV	164	1,760
Dr. Reddy's Laboratories Canada, Inc.	1,597	1,256
Reddy Pharma SAS, France	543	337
Dr. Reddy's and Nestle Health Science Limited	175	127
Others	3,150	2,839
	108,652	**133,254**
Joint Ventures		
Kunshan Rotam Reddy Pharmaceutical Company Limited	113	67
Kunshan Rotam Reddy Medicine Company Limited	77	-
Other related parties		
Zenfold Sustainable Technologies Private Limited	8	8
Total	**108,850**	**133,329**
Interest income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA[(1)]	3,736	1,677
Dr. Reddy's Laboratories Inc.[(2)]	904	999
Aurigene Pharmaceutical Services Limited	-	9
Dr.Reddy's Bio Sciences	0*	-
Dr. Reddy's Formulations Limited	1	0*
Aurigene Oncology Limited	2	-
Total	**4,643**	**2,686**

* Rounded off to millions.

(1) Represents Interest on Cumulative Non-Convertible Preference Shares

(2) Represents Interest on Non-Convertible debentures

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
License & Service income from subsidiaries including step down subsidiaries:		
Dr. Reddy's and Nestle Health Science Limited	-	8,113
Dr. Reddy's Laboratories SA	41	38
Aurigene Pharmaceutical Services Limited	48	154
Dr. Reddy's Laboratories Inc.	22	33
Total	**111**	**8,338**
Royalty Income from subsidiaries including step down subsidiaries:		
Dr. Reddy's and Nestle Health Science Limited	109	82
Commission on guarantee to subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	38	38

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Lease rentals received from		
Subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	86	78
Dr. Reddy's Formulations Limited	24	24
Joint ventures		
DRES Energy Private Limited	1	1
Total	**111**	**103**
Reimbursement of operating expenses by subsidiaries and step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	78	67
Dr. Reddy's Laboratories Inc. (Refer to note 2.25)	27	42
Svaas Wellness Limited, India	3	3
Dr. Reddy's and Nestle Health Science Limited	774	564
Aurigene Oncology Limited	12	10
Total	**893**	**686**
Purchases and services from Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories LLC, Russia	6,317	3,515
Industrias Quimicas Falcon de Mexico, S.A. de CV	1,007	1,838
Dr. Reddy's and Nestle Health Science Limited	1,550	1,135
Dr. Reddy's Laboratories (EU) Limited	899	1,240
Dr. Reddy's Laboratories Inc.	602	684
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	395	525
Dr. Reddy's Laboratories LLC, Ukraine	668	596
Dr Reddy's Laboratories LLP, Kazakhstan	583	493
Aurigene Oncology Limited	903	774
Others	628	625
Total	**13,552**	**11,425**
Joint ventures		
DRES Energy Private Limited	130	138
Associates		
O2 Renewable Energy IX Private Limited	63	-
Clean Renewable Energy KK 2A Private Limited	32	7
Other related parties		
Dr. Reddy's Institute of Life Sciences	164	276
Indus Projects Private Limited	262	380
Zenfold Sustainable Technologies Private Limited	88	58
Total	**514**	**714**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Purchase / (Sale) or (Transfer) of assets and liabilities		
Subsidiaries including step down subsidiaries		
Dr. Reddy's Laboratories New York, LLC	79	-
Aurigene Oncology Limited	-	(9)
Dr. Reddy's and Nestle Health Science Limited	-	(254)
Other related parties		
Dr Reddy's Institute of Life Sciences	0*	(1)
Total	**79**	**(264)**
**Rounded off to millions.*		
Contributions towards social development		
Dr. Reddy's Foundation	729	623
Others		
Catering services from Green Park Hospitality Services Private Limited	490	479
Facility management services from Green Park Hospitality Services Private Limited	46	46
Hotel expenses		
Green Park Hotels and Resorts Limited	56	46
Stamlo Industries Limited	5	8
Total	**61**	**54**
Lease rentals paid under cancellable leases to		
Subsidiaries		
Idea2Enterprises (India) Private Limited, India	14	14
Dr. Reddy's Bio-Sciences Limited	9	9
DRL Impex Limited	4	4
Cheminor Investments Limited	2	2
Total	**29**	**29**
Key Managerial Personnel		
K Satish Reddy	19	16
Relatives of Key Managerial Personnel	22	23
Total	**41**	**39**
Salaries to relatives of Key Managerial Personnel	28	21
Remuneration to Key Managerial Personnel		
Salaries and other benefits[(1)]	660	677
Contributions to defined benefit plans	53	37
Commission to directors	399	379
Share-based payments expense	174	179
Total	**1,286**	**1,272**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

(1) Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Investment made/(disposed) in		
Subsidiaries		
Dr. Reddy's Laboratories SA, Switzerland*	-	52,995
Dr. Reddy's and Nestle Health Science Limited	-	7,344
Aurigene Oncology Limited	-	6,500
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	-	1,344
Dr. Reddy's Laboratories LLC, Russia	5,654	-
Dr. Reddy's Bio-sciences Limited, India	-	50
Dr. Reddy's Formulations Limited	86	60
Imperial Credit Private Limited, India	-	(31)
Total	**5,740**	**68,262**
**Pertains to investment in non- convertible preference shares of USD 100 each*		
Associate		
O2 Renewable Energy IX Private Limited	51	296
Loans/advances given to		
Aurigene Oncology Limited	1,000	-
Dr. Reddy's Bio-sciences Limited, India	50	-
Dr. Reddy's Formulations Limited	-	7
Dr. Reddy's and Nestle Health Science Limited	-	50
Total	**1,050**	**57**
Loans/advances repaid by		
Dr. Reddy's Bio-sciences Limited, India	50	-
Aurigene Pharmaceutical Services Limited	-	600
DRL Impex Limited, India	2	4
Dr. Reddy's Formulations Limited	7	6
Dr. Reddy's and Nestle Health Science Limited	-	50
Total	**59**	**660**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

e. The Company has the following amounts due from/to related parties:

Particulars	As at March 31, 2026	As at March 31, 2025
Due from / (Due to) related parties		
Subsidiaries including step down subsidiaries (included in trade receivables, trade payables and other current liabilities)		
Dr. Reddy's Laboratories LLC, Russia	4,043	8,534
Dr. Reddy's Laboratories SA	2,446	3,188
Dr.Reddys Farmaceutica Brasil, LTDA	1,288	1,315
Dr.Reddy's Laboratories Kazakhstan	1,181	1,249
Dr. Reddy's Laboratories (UK) Limited	1,154	1,046
Dr. Reddy's Laboratories LLC, Ukraine.	247	587
Dr. Reddy's and Nestle Health Science Limited	167	48
Industrias Quimicas Falcon de Mexico, S.A. de CV	124	1,720
Dr. Reddy's Laboratories (EU) Limited	(127)	(582)
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	(275)	(142)
Dr. Reddy's Laboratories Inc.	(4,384)	13,665
Others	6,579	5,421
Total	**12,443**	**36,049**
Due from related parties		
Joint ventures (included in trade receivables- Refer note 2.6 B)		
DRES Energy Private Limited	-	1
Kunshan Rotam Reddy Pharmaceutical Company Limited	45	41
Kunshan Rotam Reddy Medicine Company Limited	62	-
Total	**107**	**42**
Subsidiaries including step down subsidiaries (included in other assets- Refer note 2.6 D)		
Svaas Wellness Limited, India	-	175
Aurigene Pharmaceutical Services Limited	31	42
Dr. Reddy's Laboratories Inc.*	30	33
Dr. Reddy's Formulations Limited	21	14
Others	3	1
Total	**85**	**265**
** Includes ESOP receivable of ₹ 24 (March 31, 2025: ₹ 28)*		
Subsidiaries including step down subsidiaries (included in loans- Refer note 2.6 C)		
DRL Impex Limited	5	7
Aurigene Oncology Limited	1,002	-
Dr. Reddy's Formulations Limited	-	7
Total	**1,007**	**14**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

Particulars	As at March 31, 2026	As at March 31, 2025
Others		
Rental deposit to Key Managerial Personnel and their relatives	8	8
Subsidiaries including step down subsidiaries (interest accrued but not due)		
Dr. Reddy's Laboratories SA	3,722	1,677
Dr. Reddy's Laboratories Inc.	238	249
Total	**3,960**	**1,926**
Due to related parties (included in trade payables and other current liabilities)		
Joint ventures		
DRES Energy Private Limited	16	3
Others		
Zenfold Sustainable Technologies Private Limited	12	22
Greenpark Hospitality Services Private Limited	-*	17
Indus Projects Private Limited	19	20
Green Park Hotels & Resorts Limited	-*	-*
Stamlo Hotels Limited	-*	-*
Total	**31**	**59**
Outstanding Guarantee given on behalf of Aurigene Pharmaceutical Services Limited	**3,800**	**3,800**

** Rounded off to millions.*

Terms and conditions of related parties

The related party transactions entered during the year ended March 31, 2026 and March 31, 2025 are in the ordinary course of business and on terms as applicable to third party in an arm's length transaction. Settlement of outstanding balances as at March 31, 2026 and March 31, 2025 occurs in cash.

Note i: The Company had provided a letter of guarantee towards the credit facilities obtained by Aurigene Pharmaceuticals Services Limited (APSL), a subsidiary company for a maximum amount of ₹ 3,800. The Company charges a commission at fair value for such guarantee and as the Balance sheet date, does not believe that there are any counter party non-performance risks.

Note ii: Equity held in subsidiaries and joint venture has been disclosed under "Financial assets-Investments" (Note 2.6 A). Loans and advances to subsidiaries and joint venture have been disclosed under "Loans" (Note 2.6 C). Other receivables from subsidiaries and joint venture have been disclosed under "Other financial assets" (Note 2.6 D).

2.25 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan -2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees").

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (Continued)

The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A: 1,500,000 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 9,977,390 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e.,₹ 1 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006 and October 2024, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	1,500,000	9,977,390	11,477,390
Options exercised prior to stock dividend date (A)	470,305	738,965	1,209,270
Balance of shares that can be allotted on exercise of options (B)	1,029,695	9,238,425	10,268,120
Options arising from stock dividend (C)	1,029,695	9,238,425	10,268,120
Options reserved after stock dividend (A+B+C)	**2,529,695**	**19,215,815**	**21,745,510**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company's Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2026 and March 31, 2025 is as follows:

Category A - Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2026 and March 31, 2025 and there were no stock options outstanding under this category as of March 31, 2026 and March 31, 2025.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (Continued)

Category B - Par Value Options: Stock options activity under this category during the years ended March 31, 2026 and March 31, 2025 was as set forth in the below table after giving effect to the stock split in October 2024.

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	313,790	1.00	1.00	44
Expired/forfeited during the year	(3,910)	1.00	1.00	-
Exercised during the year	(128,895)	1.00	1.00	-
Outstanding at the end of the year	**180,985**	**1.00**	**1.00**	**32**
Exercisable at the end of the year	**167,660**	**1.00**	**1.00**	**29**

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	501,045	1.00	1.00	55
Expired/forfeited during the year	(21,435)	1.00	1.00	-
Exercised during the year	(165,820)	1.00	1.00	-
Outstanding at the end of the year	**313,790**	**1.00**	**1.00**	**44**
Exercisable at the end of the year	**245,745**	**1.00**	**1.00**	**38**

The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,283 and ₹ 1,242 per share, respectively.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from vesting date.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 1,913,475 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 5,740,420 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 1 per option).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (Continued)

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2026 and March 31, 2025 was as follows after giving effect to the stock split in October 2024:

Category A -Fair Market Value Options

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,015,295	521.40 to 1,171.20	971.50	70
Granted during the year	353,057	1,162.00	1,162.00	96
Expired/forfeited during the year	(7,055)	981.40 & 1,060.20	985.42	-
Exercised during the year	(46,405)	521.40 to 1,060.20	694.26	-
Outstanding at the end of the year	**1,314,892**	**562.80 to 1,270.00**	**1,032.36**	**66**
Exercisable at the end of the year	**388,360**	**562.80 to 1,171.20**	**789.96**	**48**

Category B - Fair Market Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,080,420	521.40 to 1,171.20	845.25	72
Granted during the year	272,310	1,270.00	1,270.00	96
Expired/forfeited during the year	(232,970)	562.80 to 1,270.00	828.05	-
Exercised during the year	(104,465)	521.40 to 1,060.20	763.78	-
Outstanding at the end of the year	**1,015,295**	**521.40 to 1,270.00**	**971.50**	**70**
Exercisable at the end of the year	**57,945**	**521.40 to 1,171.20**	**728.47**	**33**

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was ₹ 388 and ₹ 455 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,306 and ₹ 1,383 per share, respectively.

Category B — Par Value Options

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	124,940	1.00	1.00	43
Expired/forfeited during the year	(9,725)	1.00	1.00	-
Exercised during the year	(26,305)	1.00	1.00	-
Outstanding at the end of the year	**88,910**	**1.00**	**1.00**	**34**
Exercisable at the end of the year	**88,910**	**1.00**	**1.00**	**34**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (Continued)

Category B — Par Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	302,575	1.00	1.00	61
Expired/forfeited during the year	(83,885)	1.00	1.00	-
Exercised during the year	(93,750)	1.00	1.00	-
Outstanding at the end of the year	**124,940**	**1.00**	**1.00**	**43**
Exercisable at the end of the year	**71,130**	**1.00**	**1.00**	**29**

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was ₹ 0 and ₹ 0, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,329 and ₹ 1,363 per share, respectively.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan"):

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years from vesting date.

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows after giving effect of stock split in October 2024:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	12,500,000	7,500,000	20,000,000
Options reserved against ADRs	-	5,000,000	5,000,000
Total	**12,500,000**	**12,500,000**	**25,000,000**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

The outstanding shares purchased from secondary market as of March 31, 2026 and 2025, are 1,965,575 and 2,452,260 shares for an aggregate consideration of ₹ 1,815 and ₹ 2,264 respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2026 and March 31, 2025 was as follows:

Fair Market Value Options

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,399,070	521.40 to 1,274.00	959.34	67
Granted during the year	915,763	1,162.00	1,162.00	96
Expired/forfeited during the year	(371,675)	521.40 to 1,270.00	1,093.04	-
Exercised during the year	(486,685)	521.40 to 1,060.20	750.23	-
Outstanding at the end of the year	**2,456,473**	**521.40 to 1,274.00**	**1,056.09**	**67**
Exercisable at the end of the year	**536,635**	**521.40 to 1,274.00**	**757.05**	**38**

Fair Market Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,087,265	521.40 to 1,102.80	832.80	70
Granted during the year	706,670	1,270.00 & 1,274.00	1,270.00	96
Expired/forfeited during the year	(229,680)	521.40 to 1,270.00	956.89	-
Exercised during the year	(165,185)	521.40 to 1,060.20	692.69	-
Outstanding at the end of the year	**2,399,070**	**521.40 to 1,274.00**	**959.34**	**67**
Exercisable at the end of the year	**366,420**	**521.40 to 1,102.80**	**671.61**	**31**

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was ₹ 388 and ₹ 454 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,262 and ₹ 1,290 per share, respectively

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control.

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognized in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on			
	May 09,2025	November 04, 2024	May 06, 2024	May 06, 2024
Expected volatility	24.99%	23.89%	24.65%	25.47%
Exercise price	₹ 1,162.00	₹ 1,274.00	₹ 1,270.00	₹ 1,270.00
Option life	5.5 Years	5.0 Years	4.5 Years	5.5 Years
Risk-free interest rate	6.16%	6.79%	7.18%	7.19%
Expected dividends	0.69%	0.63%	0.64%	0.64%
Grant date share price	₹ 1,155.90	₹ 1,268.30	₹ 1,258.69	₹ 1,258.69

Share-based payment expense

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Equity settled share-based payment expense[(1)]	299	382
Equity settled share-based payment expense receivable from subsidiary (refer note 2.24)	27	42
Cash settled share-based payment expense[(2)]	16	193
	342	**617**

(1) *As of March 31, 2026 and March 31, 2025, there was ₹395 and ₹ 388 respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.72 years and 1.70 years, respectively.*

(2) *Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2026 and 2025, there was ₹ 122 and ₹ 171, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.80 years and 1.30 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2026 and March 31, 2025 amounted to ₹ 35,499 and ₹ 32,875, respectively.

Gratuity benefits provided by the Company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 01, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

The components of gratuity cost recognised in the statement of profit and loss for the years ended March 31, 2026 and March 31, 2025 consist of the following:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Current service cost	512	432
Interest on net defined benefit liability	27	19
Past Service cost (refer note 2.35)	901	-
Gratuity cost recognised in statement of profit and loss	**1,440**	**451**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Present value of funded obligations	4,965	3,863
Fair value of plan assets	(4,981)	(3,339)
Net defined benefit liability / (asset) recognised	**(16)**	**524**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Defined benefit obligations at the beginning of the year	3,863	3,404
Current service cost	512	432
Past service cost	901	-
Interest on defined obligations	256	225

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Particulars	As at March 31, 2026	As at March 31, 2025
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(109)	102
Actuarial loss/(gain) due to demographic assumptions	92	(35)
Actuarial loss/(gain) due to experience changes	(63)	72
Benefits paid	(484)	(330)
Liabilities transferred*	(3)	(7)
Defined benefit obligations at the end of the year	**4,965**	**3,863**

* *Liabilities transferred: During the year ended March 31, 2026 and March 31, 2025 amount of ₹ 3 and ₹ 7 respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Fair value of plan assets at the beginning of the year	3,339	3,064
Employer contributions	1,844	362
Interest on plan assets	229	206
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	54	37
Benefits paid	(484)	(330)
Assets transferred *	(1)	-
Plan assets at the end of the year	**4,981**	**3,339**

* *Assets transferred: During the year ended March 31, 2026 and March 31, 2025 amount of ₹1and ₹ Nil respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Sensitivity Analysis:

Particulars	As at March 31, 2026	As at March 31, 2025
Defined benefit obligation without effect of projected salary growth	3,212	2,618
Add: Effect of salary growth	1,753	1,245
Defined benefit obligation with projected salary growth	4,965	3,863
Defined benefit obligation, using discount rate minus 50 basis points	5,123	3,967
Defined benefit obligation, using discount rate plus 50 basis points	4,815	3,762
Defined benefit obligation, using salary growth rate plus 50 basis points	5,121	3,970
Defined benefit obligation, using salary growth rate minus 50 basis points	4,816	3,761

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Discount rate	6.90%	6.65%
Rate of compensation increase	8.00%	8.10%

Contributions: The Company expects to contribute ₹ Nil to the Gratuity Plan during the year ending March 31, 2027.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation at March 31, 2026 and March 31, 2025, by asset category, was as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as at March 31, 2026 were as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2027 (estimated)	Nil
Expected future benefit payments	
31 March 2028	743
31 March 2029	709
31 March 2030	633
31 March 2031	570
31 March 2032	507
Thereafter	5,175

The weighted average duration to the payment of these cash flows at the year ended March 31, 2026 is 6.19 years (March 31, 2025: 5.40 years)

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 1,429 and ₹ 1,327 to the provident fund plan during the years ended March 31, 2026 and March 31, 2025, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 142 and ₹ 151 to the superannuation plan during the years ended March 31, 2026 and March 31, 2025, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 615 and ₹ 577 as at March 31, 2026 and March 31, 2025, respectively.

Refer note 2.35 for Impact of the New Labour Codes.

2.27 Income taxes

a. Income tax expense/ (benefit) recognized in the statement of profit and loss

Income tax expense recognized in the statement of profit and loss consists of the following:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Current taxes	9,177	17,905
Deferred taxes expense	1,139	960
Total income tax expense recognized in the statement of profit and loss	**10,316**	**18,865**

b. Income tax expense/(benefit) recognized directly in other comprehensive income

Income tax expense/(benefit) recognized directly in equity consist of the following:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Tax effect on effective portion of change in fair value of cash flow hedges	(427)	59
Tax effect on actuarial losses on defined benefit obligations	34	(26)
Total income tax benefit recognized in the other comprehensive income	**(393)**	**33**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

c. Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended March 31, 2026 and March 31, 2025:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Profit before income taxes	**42,513**	**72,359**
Enacted tax rate in India	25.17%	25.17%
Computed expected tax expense	10,701	18,212
Effect of:		
Reversal of deferred tax asset on Indexation of land	-	464
Income exempt from income taxes	(937)	(422)
Income from sale of capital assets	(53)	(243)
Expenses not deductible for tax	808	928
Other items	(203)	(74)
Income tax expense	**10,316**	**18,865**
Effective tax rate	**24.26%**	**26.07%**

The Company's average effective tax rate for the years ended March 31, 2026 and March 31, 2025 were 24.26% and 26.07%, respectively.

The Company's effective tax rate for the year ended March 31, 2026, was lower as compared to the year ended March 31, 2025. increase was primarily on account of:

1. an increase in dividend income from subsidiaries for the years ended March 31, 2026, for which the company is eligible to claim deductions under Section 80M of the Income Tax Act.
2. Reversal of deferred tax asset on Indexation of Land during the year ended March 31, 2025.

d. Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at March 31, 2026	As at March 31, 2025
Deferred tax assets/(liabilities):		
Trade receivables	258	240
Current liabilities and provisions	894	430
Right of use asset	(751)	(256)
Other assets	17	5
Property, plant and equipment	(6,122)	(5,240)
Lease Liabilities	800	270
Investments	(995)	(603)
Net deferred tax assets/(Liabilities)	**(5,899)**	**(5,154)**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

In assessing whether the deferred income tax assets will be realized, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment.

e. Movement in deferred tax assets and liabilities during the years ended March 31, 2026 and March 31, 2025

Particulars	As at April 01, 2025	Recognized in the statement of profit and loss	Recognized in equity	As at March 31, 2026
Deferred tax assets/(liabilities)				
Trade receivables	240	18		258
Current liabilities and provisions	430	70	394	894
Lease- ROU Assets	(256)	(495)		(751)
Other assets	5	12		17
Property, plant and equipment	(5,240)	(882)		(6,122)
Lease Liabilities	270	530		800
Investments	(603)	(392)		(995)
Net deferred tax assets/(liabilities)	**(5,154)**	**(1,139)**	**394**	**(5,899)**

Particulars	As at April 01, 2024	Recognized in the statement of profit and loss	Recognized in equity	As at March 31, 2025
Deferred tax assets/(liabilities)				
Trade receivables	230	10	-	240
Current liabilities and provisions	508	(45)	(33)	430
Right of use asset	(189)	(67)	-	(256)
Other assets	5	-	-	5
Property, plant and equipment	(4,316)	(924)	-	(5,240)
Lease Liabilities	208	62	-	270
Investments	(607)	4	-	(603)
Net deferred tax assets/(liabilities)	**(4,161)**	**(960)**	**(33)**	**(5,154)**

f. Uncertain tax positions

The company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to accepted by Tax authorities is ₹ 2,340 and accordingly, no provision is made in these financial statements as of March 31, 2026.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

2.28 Financial instruments

The carrying value and fair value of financial instruments as at March 31, 2026 and March 31, 2025 were as follows:

Particulars	As at March 31, 2026		As at March 31, 2025	
	Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets				
Cash and cash equivalents	3,375	3,375	3,197	3,197
Other bank balances	16,201	16,201	6,571	6,571
Investments*	155,948	155,948	131,935	131,935
Trade receivables	41,186	41,186	59,590	59,590
Loans	1,007	1,007	14	14
Derivative financial instruments	39	39	539	539
Other financial assets	22,037	22,037	9,472	9,472
Total	**239,793**	**239,793**	**211,318**	**211,318**
Financial liabilities				
Trade payables	19,042	19,042	19,931	19,931
Short-term borrowings	54,190	54,190	33,855	33,855
Lease Liabilities	3,180	3,180	1,074	1,074
Derivative financial instruments	6,785	6,785	1,273	1,273
Other financial liabilities	20,268	20,268	19,955	19,955
Total	**103,465**	**103,465**	**76,088**	**76,088**

Includes Interest accrued but not due on investments in Non- convertible preference shares and Non- convertible debentures.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2026:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	30,015	-	-	**30,015**
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	456	**456**
FVTPL - Financial asset - Investment in equity securities	-	-	1	**1**
FVTPL - Financial asset - Investment in others	-	-	267	**267**
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and interest rate swap contracts[1]	-	(6,746)	-	**(6,746)**
FVTPL – Financial liability – Contingent consideration	-	-	(220)	**(220)**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	28,743	-	-	**28,743**
FVTPL - Financial asset – Investment in limited liability partnership firm[2]	-	-	397	**397**
FVTPL - Financial asset - Investment in equity securities	87	-	1	**88**
FVTPL - Financial asset - Investment in others	-	-	40	**40**
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and interest rate swap contracts[1]	-	(734)	-	**(734)**
FVTPL – Financial liability – Contingent consideration	-	-	(187)	**(187)**

Further, financial guarantee as at March 31, 2025 and 2026 is measured at FVTPL under Level 3 hierarchy.

(1) *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward option. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

As at March 31, 2026 and March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

(2) *Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.*

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 39 and ₹ 6,785, respectively, as at March 31, 2026 as compared to derivative financial asset and derivative financial liability of ₹ 539 and ₹ 1,273, respectively, as at March 31, 2025 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Net (loss)/ gain recognised as part of statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	(451)	(10)
Net gain/(loss) recognised in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognised as component of revenue	(1,698)	234
Net (loss)/ gain reclassified from equity and recognised as component of revenue occurrence of forecasted transaction	(2,631)	(893)

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a loss of ₹ 1,555 as at March 31, 2026, as compared to a gain of ₹ 143 as at March 31, 2025.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2026:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	CAD	INR	CAD 11	Sell
	Forward contract	US $	INR	US $ 914	Sell
	Forward contract	ZAR	INR	ZAR 231	Sell
	Forward contract	GBP	INR	GBP 11	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	EUR	INR	EUR 26	Sell
	Forward contract	US $	MXN	US $ 13	Sell
	Forward contract	US $	BRL	US $ (17)	Buy
	Forward contract	US $	CLP	US $ (4)	Buy
	Forward contract	US $	COP	US $ (3)	Buy
	Forward contract	US $	KZT	US $ (12)	Buy
	Forward contract	RUB	US $	RUB 1000	Sell
	Currency swap	US $	INR	US $ 100	Swap
Hedges of highly probable forecast transactions	Forward contract	US $	INR	US $ 228	Sell
	Forward contract	RUB	US $	RUB 1610	Sell
	Forward contract	BRL	US $	BRL 5	Sell
	Options contract	US $	INR	US $ 255	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of March 31, 2025:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	US $	INR	US $ 842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	US $	BRL	US $ (10)	Buy
	Forward contract	US $	CLP	US $ (4)	Buy
	Forward contract	US $	COP	US $ (9)	Buy
	Forward contract	US $	KZT	US $ (8)	Buy
	Forward contract	RUB	US $	RUB 3700	Sell
	Currency swap	US $	INR	US $ 100	Sell
Hedges of highly probable forecast transactions	Forward contract	US $	INR	US $ 30	Sell
	Forward contract	RUB	US $	RUB 2500	Sell
	Forward contract	BRL	US $	BRL 106	Sell
	Options contract	US $	INR	US $ 771	Sell

(1) *"INR" means Indian Rupees, "US$" means United States dollars, "RUB" means Russian roubles. "GBP" means U.K. Pounds Sterling, "AUD" means Australian dollars, "ZAR" means South African Rands, "EUR" means Euro, "COP" means Colombian Peso, "BRL" means Brazilian Real, "RON" means Romanian Leu, "CLP" means Chilean pesos, "CAD" means Canadian dollar and KZT" means Kazakhstani Tenge.*

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at March 31, 2026	As at March 31, 2025
Cash flows in US$		
Not later than one month	4,770	6,535
Later than one month and not later than three months	9,996	13,069
Later than three months and not later than six months	11,949	18,616
Later than six months and not later than one year	19,062	30,258
	45,777	**68,478**
Cash flows in Russian Roubles		
Not later than one month	419	716
Later than one month and not later than three months	1,455	1,841
	1,874	**2,557**
Cash flows in Brazilian Reals		
Not later than one month	90	263
Later than one month and not later than three months	-	532
Later than three months and not later than six months	-	756
	90	**1,585**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in United States dollars, Russian roubles, U.K pounds sterling and Euros) and foreign currency borrowings. A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.28 above.

In respect of the Company's forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- ₹ 4,059/(3,688) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 7,294/(7,192) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2026;
- ₹ 6,053/(6,184) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 7,140/(7,140) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2025;

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2026:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others (1)	Total
Assets:					
Cash and cash equivalents	1,759	-	88	134	1,981
Trade receivables	21,732	4,010	15,414	4,285	45,441
Investments	76,744	-	-	-	76,744
Other financial assets	420	1	-	46	467
Total	**100,655**	**4,011**	**15,502**	**4,465**	**124,633**
Liabilities:					
Trade payables	5,340	701	564	829	7,434
Lease Liabilities	-	-	3	49	52
Other financial liabilities	3,317	180	5,046	593	9,136
Total	**8,657**	**881**	**5,613**	**1,471**	**16,622**

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2025:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others (1)	Total
Assets:					
Cash and cash equivalents	144	11	141	33	329
Trade receivables	34,821	2,089	13,655	2,402	52,967
Investments	69,545	-	-	-	69,545
Other financial assets	263	16	3	9	291
Total	**104,773**	**2,116**	**13,799**	**2,444**	**123,132**
Liabilities:					
Trade payables	5,808	743	528	665	7,744
Short-term borrowings	10,855	-	-	-	10,855
Lease Liabilities	-	-	2	25	27
Other financial liabilities	2,185	452	2,382	868	5,887
Total	**18,848**	**1,195**	**2,912**	**1,558**	**24,513**

(1) Others include currencies such as Mexican pesos, U.K pounds sterling, Swiss francs, New Zealand Dollar, Singapore dollar, Australian dollars, Brazilian Real, South African Rands, Japanese Yen, Canadian dollar, Swedish krona, People's Republic of China, Ukrainian Hryvnia, Thai Baht, Kazakhstani Tenge, United Arab Emirates Dirham, Danish Krone, Colombian Peso, Malaysian Ringgit, Philippine peso, New Taiwan dollar, Uzbekistani Som and Venezuelan Bolívares.

For the years ended March 31, 2026 and March 31, 2025, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company's net profit by ₹10,436 and ₹ 9,697, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Interest rate risk

As at March 31, 2026, the Company had loans with interest rates as follows:

₹41,500 of loans carrying a floating interest rate of T-bill + 35 to 55 bps; ₹ 12,690 of loans carrying a floating interest rate of Repo rate + 75 bps.

As at March 31, 2025, the Company had loans with floating interest rates as follows:

₹ 8,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 35 bps; ₹ 5,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 46 bps; ₹ 4,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 45 bps; ₹ 2,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 60 bps; ₹ 3,000 of loans carrying a floating interest rate of 1 Months India Treasury Bill plus 35 bps; ₹ 7,350 of loans carrying a floating interest rate of 6 Months SOFR plus10 bps; ₹1,966 of loans carrying a floating interest rate of 6 Months SOFR plus 65 bps; ₹1,539 of loans carrying a floating interest rate of 6 Months SOFR plus 47 bps.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer note 2.10A of these financial statements.

For the years ended March 31, 2026 and March 31, 2025, every 10% increase or decrease in the floating interest rate component (i.e., Treasury bill) applicable to its loans and borrowings would affect the Company's net profit by ₹ 276 and ₹ 190, respectively.

The Company's investments in term deposits (i.e, certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of March 31, 2026, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments. For details of financial guarantee, refer note 2.24.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2026. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at March 31, 2026	As at March 31, 2025
Neither past due nor impaired	21,117	40,201
Past due		
Less than 365 days	19,625	18,762
More than 365 days	555	703
Past due-Impaired		
Less than 365 days	64	36
More than 365 days	491	473
	41,852	**60,175**
Less: Allowance for credit losses	(666)	(585)
Total	**41,186**	**59,590**

Refer note 2.6 B of these financial statements for the activity in the allowance for credit losses.

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and other business requirements.

Refer note 2.6 C of these financial statements for the activity in the allowance for doubtful advances.

Other than trade receivables and loans and advances, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at March 31, 2026 and March 31, 2025, the Company had uncommitted lines of credit from banks of ₹ 22,930 and ₹ 32,195 respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

As at March 31, 2026, the Company had working capital of ₹ 73,807, including cash and cash equivalents of ₹ 3,375, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹ 16,201, investments in bonds of ₹ 8,511, investment in commercial paper of ₹ Nil and investments in mutual funds of ₹ 30,015.

As at March 31, 2025, the Company had working capital of ₹ 78,512, including cash and cash equivalents of ₹ 3,197, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹ 6,571, investments in bonds of ₹ 1,001, investment in commercial paper of ₹ Nil and investments in mutual funds of ₹ 28,743.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.10 B to these financial statements) as at March 31, 2026:

Particulars	On demand	2027	2028	2029	2030	Thereafter	Total
Trade payables		19,042	-	-	-	-	**19,042**
Short-term borrowings		54,190	-	-	-	-	**54,190**
Other financial liabilities		20,268	-	-	-	-	**20,268**
Derivative financial instruments – liabilities		6,785	-	-	-	-	**6,785**
Financial guarantee (Refer note 2.24)	3,800						**3,800**

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term loans, borrowings and obligations under finance leases, which have been disclosed in note 2.10 B to these financial statements) as at March 31, 2025:

Particulars	On demand	2026	2027	2028	2029	Thereafter	Total
Trade payables		19,931	-	-	-	-	**19,931**
Short-term borrowings		33,855	-	-	-	-	**33,855**
Other financial liabilities		19,955	-	-	-	-	**19,955**
Derivative financial instruments – liabilities		1,273	-	-	-	-	**1,273**
Financial guarantee (Refer note 2.24)	3,800						**3,800**

2.30 Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

(i) Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to October 28, 2026, for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 04, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 04, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On August 03, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 08, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on September 13, 2017 and submitted a bank guarantee of ₹ 676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

by the Delhi High Court. The Union of India filed an Affidavit on July 08, 2025, conceding the ground on 10% increase on Maximum Retail Price for every 12 months basis the Bard Judgement (Bharat Serums and Vaccines Limited vs Union of India & Ors.) of the Delhi High Court dated November 08, 2023, and shared the recomputed demand for ₹ 664 in place of the original demand of ₹ 776. The matter has been adjourned to August 11, 2026 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of ₹ 521(₹ 479 through March 31, 2025) under “Other expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

(ii) Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 06, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company engaged with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which included enhancement initiatives undertaken by the Company, and the Company complied with its listing obligations as it relates to updating the regulatory agencies. On February 23, 2026 the Company received a letter from the SEC stating that, based on the information available to it, the SEC has concluded its investigation and does not intend to recommend any enforcement action against the Company at this time. On 05 March 2026, the Company received a letter from the DOJ stating that, based on the information available to it, the DOJ has closed its inquiry.

(iii) Civil litigation with Mezzion

On 13 January 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and that, as a result, in January 2016, this caused the U.S. FDA to deny Mezzion’s New Drug Application (“NDA”) for udenafil for an erectile dysfunction (“ED”) indication..The Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. The Company’s interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery. A trial date for the same is yet to be scheduled. The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these financial statements.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

(iv) Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against the Company and its wholly owned subsidiary in the United states, Dr. Reddy's Laboratories, Inc. ("DRL Inc.") (" the Company" and together with DRL Inc., "DRL"), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation ("Celgene") and Bristol-Myers Squibb Company ("BMS") related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) ("In re Revlimid action"). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. ("Teva") and Natco Pharma Limited ("Natco") as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the "Hospital Plaintiffs"). The Hospital Plaintiffs have subsequently added the Company as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the "Retailer Plaintiffs"), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs' and Retailer Plaintiffs' actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. ("United") (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the "Insurer Plaintiffs"). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees' Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the "EPP Plaintiffs").

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, "Plaintiffs") against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs' claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On 06 June 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On 05 August 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On 07 October 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs' lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On 16 December 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the "Standalone Actions"). On 13 January 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

On 05 May 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey. A trial date has not been set.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these financial statements of the Company.

(v) Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against Union of India and others in the Supreme court of India for safety of people living in the Patancheru and Bollaram areas of the Medak district. Such writ named the Company among the list of alleged polluting industries. In 1996, the Andhra Pradesh District Judge ordered the alleged polluting industries to compensate affected farmers at prescribed rates of ₹ 0.0013 per acre of dry land and ₹ 0.0017 per acre for wet land. Pursuant to this order, the Company paid total compensation of ₹ 3 to the affected farmers. The Andhra Pradesh High Court dismissed the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal (the "NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT, and a Fact Finding Committee was constituted in October 2015 through an order by the NGT.

The NGT allowed the alleged polluting industries to nominate a representative to the Fact Finding Committee. However, the Company, along with others, challenged the Committee's constitution and composition, and the NGT directed that the Committee not commence operations until such challenges are disposed of. The NGT, Chennai disposed of the challenge on October 24, 2017, following which the Bulk Drug Manufacturers Association of India, in which the Company is a member, filed a review petition against the judgment on various aspects.

In another case (in which the Company was not a party), the NGT, Delhi issued a judgment dated November 16, 2017 directing the continuation of the Fact Finding Committee's moratorium imposed in the Patancheru and Bollaram areas until the Ministry of Environment, Forest and Climate Change passes an order. The Company filed an appeal challenging this judgment before the High Court of Hyderabad.

In June 2022, the Hon'ble High Court of Hyderabad disposed of the appeal, allowing the Company to seek remedies available under the NGT Act, 2010 before the Supreme Court of India.

On April 24, 2019, the Government of Telangana issued Government Order Manuscript (G.O.Ms.) No. 24, permitting the expansion of existing units in the Patancheru–Bollaram area upon payment of an amount equal to 1% of the annual turnover of the applicable unit for the fiscal year ended March 31, 2019, based on the NGT's October 24, 2017 order.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

Accordingly, the Company accordingly made a provision of ₹ 29.4 for the year ended March 31, 2019 representing the estimated probable cost of its planned expansion of industrial units in the area.

Subsequently, in September 2019, the Telangana State Pollution Control Board ("TSPCB") issued operational guidelines requiring a retrospective levy on industrial units equal to 0.5% of their annual turnover for fiscal years 2016-2017 to 2018–2019 for the purposes of restoration of such affected area. The Company has four industrial units in the area and is contesting these guidelines. The TSPCB recommended the issuance of a Consent For Operation for the change in product mix for one of the Company's industrial units, subject to payment of an amount equal to 0.5% of the annual turnover of such unit for fiscal years 2016–2017 to 2018-2019. The Company vigorously defend itself against the operational guidelines

In November 2019, the TSPCB issued demand notices to certain industrial units of the Company seeking a remediation fee of 0.5% of prior year turnover for fiscal years 2015–2016 to 2018–2019, based on its operational guidelines and relevant orders. On November 22, 2019, the Hon'ble High Court of Judicature at Hyderabad issued an interim order which stayed the demands on the condition that the Company deposit ₹ 60 as the remediation fee for fiscal year 2018–2019, which the Company has paid. The stay continues, and the Hon'ble High Court has since disposed of the interim order with liberty for the Company to approach the NGT, if necessary.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the financial statements.

(vi) Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has issued various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from April 01, 2008 to March 31, 2013. The Company has challenged the validity of such levies through writ petitions, which are pending before the High Court of Andhra Pradesh and the Hon'ble Supreme Court of India. The total amount approved by the APERC in respect of FSA charges is ₹ 482. The Company has recognized ₹ 219 as potential liability towards FSA charges after taking into account all of the available information and legal provisions.

However, the Company has paid ₹ 354 under protest pursuant to demands raised by power distribution companies through electricity bills. The Company remains exposed to additional liability should the APERC orders be upheld by the Courts

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 01, 2012 to March 31, 2013. As a result, for the quarter ended 30 June 2016, the Company recognized an expenditure of ₹ 55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 01, 2012 to March 31, 2013.

(vii) Indirect taxes related matters

The Company received a field tax audit report from the Federal Tax Service authority in respect of one of its foreign subsidiaries for the period from January 2020 to December 2022. The report concluded that certain services were subject to value-added tax (VAT). The Company filed objections to the findings, and a revised audit report was issued on

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

September 15, 2025. Based on its best estimate, the Company had recorded a provision of ₹ 695 under "Other Expenses" during the three months ended September 30, 2025.

The Company continued to defend its position and submitted further objections, asserting that the specified services should not be subject to VAT. On 23 March 2026, the Company received the final order from the Federal Tax Service authorities, pursuant to which the originally proposed VAT liability was substantially reduced.

During the three months ended March 31, 2026, based on the final order, the Company has recorded an additional provision of ₹ 1,141 (making the cumulative provision recorded during the year ended March 31, 2026 to ₹ 1,836) "under "Marketing Expenses" under the head "Other Expenses" including applicable interest and penalties and covering the periods both under audit as well as subsequent period from calendar year 2023 through March 31, 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly claimed an input tax credit of ₹ 307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company's right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order with the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit. The Company filed an appeal against such order before the Hon'ble High Court of Telangana. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

The Company has also received an order from Goods and Services Tax ("GST") authorities of various states in respect of its claimed input tax credit on education cess. The Company has filed an appeal against these orders before the Hon'ble High Court of Telangana and recorded a provision of ₹ 31 as of March 31, 2026.

In both the above-mentioned cases, pursuant to the constitution of the Goods and Services Tax Appellate Tribunal ("GSTAT"), which is the designated appellate authority under the GST law, the Company has withdrawn the appeal pending before the Hon'ble High Court of Telangana and is in the process of filing the appeal before the GSTAT.

In February 2022, the Company paid under protest an amount of ₹ 123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show-cause notice dated 05 July 2024. Aggrieved by the order, the Company filed an appeal before the first appellate authority. The appellate authority passed an order on February 27, 2026 sustaining the demand confirmed by the Additional Commissioner of GST.

The Company is in the process of filing a further appeal against the appellate order before GSTAT and believes the demand in such order is not enforceable and the likelihood of any liability is not probable.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The total disputed amount is ₹ 482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are not probable. Accordingly, no provision is made in these financial statements as of March 31, 2026.

Tax claim for Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Company received a reassessment notice from the Income Tax Department of India for income alleged to have escaped assessment due to the merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited. For details, see Note 2.37 below.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

B. Commitments:

Particulars	As at March 31, 2026	As at March 31, 2025
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	8,414	12,176

2.31 Dividend remittance in foreign currency

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.32 Segment reporting

In accordance with Ind AS 108, Operating Segments, segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on March 31, 2026 and March 31, 2025 was 15% and 11%, respectively.

2.34 Geopolitical Conflicts

The Company considered the uncertainties relating to ongoing geopolitical instability and armed conflicts and hostilities (including in Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia, as well as disruptions in global trade routes and transportation infrastructure arising from ongoing conflicts in the Middle East. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial statements (i.e., May 12, 2026)

Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2026, the impact of such instability, conflicts and disruptions on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future geopolitical and economic conditions.

2.35 Impact of the New Labour Codes

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the "New Labour Codes"). The New Labour Codes are effective from 21 November 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of ₹ 1,101 towards employee benefits during the year ended 31 March 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including related rules there to and the impact of these will be accounted in accordance with applicable accounting standards.

2.36 Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company which were carried out remained open during the year ended March 31, 2026:

Located in India

Month and year	Unit	Details of observations
October 2023 and September 2025	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations. Further to this inspection, five observations were noted in the Pre-Approval Inspection ("PAI") conducted by the U.S. FDA from September 4-12, 2025, to which the Company has responded within the stipulated timelines. The Company has received a Post Application Action Letter ("PAAL") from the U.S. FDA on January 9, 2026 to which the Company has responded within the stipulated timelines and has received dates for inspection.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36 Regulatory Inspection of facilities (continued)

Month and year	Unit	Details of observations
May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India	Two observations were noted in the U.S. FDA inspection, conducted from May 19-24, 2025, to which the Company has responded on June 13, 2025. The Company received an Establishment Inspection Report ("EIR"), from the U.S. FDA and the facility was classified as Voluntary Action Indicated.
July 2025	Formulations Srikakulam plant 11, Andhra Pradesh, India	Seven observations were noted in the U.S. FDA inspection conducted from July 10-18, 2025, to which the Company has responded on August 08, 2025. The Company received an EIR on October 20, 2025, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.
November 2025	API Srikakulam Plant (SEZ), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection conducted from November 10-14, 2025. The Company received an EIR on March 2, 2026, from the U.S. FDA and the facility was classified as No Action Indicated.
December 2025	Formulations Srikakulam plant 1 (SEZ), Andhra Pradesh, India	Five observations were noted in the U.S. FDA inspection conducted from December 4-12, 2025, to which the Company has responded within the stipulated timelines. The Company received an EIR on March 5, 2026, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy's Laboratories Limited into the Company (the "Scheme"). This Scheme was subject to the approval of shareholders, stock exchanges, the Hon'ble National Company Law Tribunal, Hyderabad Bench ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the Hon'ble NCLT, Hyderabad vide its Order dated April 05, 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on April 08, 2022 ('Effective Date'). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

In relation to this merger approved by the NCLT, the Company received a show cause notice on April 04, 2025, under Section 148A(1) of the Income-tax Act, 1961. The notice sought an explanation as to why a reassessment notice under Section 148 should not be issued for income alleged to have escaped assessment due to the merger. Subsequent to the submission of the reply in response to the above notice, the Company received an order 148A(3) and a notice under section 148 of the Income Tax Act on May 30, 2025 from the tax authorities, proposing to assess or reassess the income for the relevant year.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited (continued)

The Company has filed a writ petition before the Hon'ble High Court for the State of Telangana, challenging the validity of the order passed under Section 148A(3) of the Incometax Act, 1961 and the consequent notice issued under Section 148, both dated May 30, 2025. Pending disposal of the writ petition, the Hon'ble High Court has, by way of interim relief, granted a stay on further proceedings pursuant to the order under Section 148A(3) and the notice under Section 148. The stay shall remain in force until the next date of hearing. The matter is currently scheduled for hearing on June 18, 2026.

The Company believes that there is no escaped tax pursuant to the said merger scheme as the amalgamation was carried out for the above stated purpose. Further, it was carried out in compliance with various applicable laws in India and after taking with applicable regulatory approvals. The Company will take suitable action to defend its position, and believes that the chances of any liability arising from such orders are less than probable. Accordingly, no provision is made in the standalone financial statements as of March 31, 2026.

Further, the said merger scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation

2.38 Ratio analysis and its elements.

Ratio	Numerator	Denominator	March 31, 2026	March 31, 2025	Variance (in %)
Current ratio	Current Assets	Current Liabilities	1.66	1.91	-12.85%
Debt- Equity Ratio	Total Debt	Shareholder's Equity	0.18	0.12	51.11%[4]
Debt Service Coverage ratio	Earnings for debt service [1]	Debt service [2]	13.02	29.71	-56.18%[4][5]
Return on Equity ratio	Net Profits after taxes	Average Shareholder's Equity	0.11	0.20	-46.93%[5]
Inventory Turnover ratio	Cost of goods sold	Average Inventory	1.41	1.41	0.16%
Trade Receivable Turnover Ratio	Revenue	Average Trade Receivable	4.07	4.37	-6.72%
Trade Payable Turnover Ratio	Net credit purchases	Average Trade Payables	3.65	3.28	11.35%
Net Capital Turnover Ratio	Revenue	Working capital	2.78	2.94	-5.51%
Net Profit ratio	Net Profit	Revenue	15.68%	23.14%	-32.24%[5]
Return on Capital Employed	Earnings before interest and taxes	Capital Employed [3]	12.67%	24.12%	-47.45%[5]
Return on Investment	Income generated from investments	Time weighted average investments	7.32%	8.23%	-11.11%

(1) *Net profit after taxes + non-cash and non-operating expenses + Interest + Other adjustments like loss on sale of assets etc.*
(2) *Interest + lease payments + principal repayments.*
(3) *Tangible Net Worth + total debt.*
(4) *Movement led by additional short term borrowings taken during the year.*
(5) *Decline mainly due to price reduction in high-margin products, partly offset by favourable foreign exchange.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Other Statutory Information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company has not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company has not entered in to any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(vi) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(vii) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(viii) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(ix) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

2.40 Subsequent events

Please refer to notes 2.9, 2.30 and 2.36 of these financial statements for the details of subsequent events relating to the proposed dividend, contingencies and regulatory inspection of facilities respectively.

2.41 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries

During the year ended March 31, 2025

Intermediaries in which amounts were invested by the Company	Nature of transaction	Date	Amount
Dr. Reddy's Laboratories SA, Switzerland	Investment in cumulative non-convertible preference shares	September 17, 2024	51,976
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	Investment in equity shares	May 22, 2024	6,500

Parties to which such funds are further invested by Dr. Reddy's Laboratories SA, Switzerland

Name of the party	Nature of transaction	Date	Amount
Haleon UK Enterprise Limited	Purchase of equity shares of NorthStar SARL limited towards acquisition of Nicotine replacement therapy business	September 30, 2024	51,407

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.41 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries (continued)

Parties to which such funds are further invested by Aurigene Oncology Limited

Name of the party	Nature of transaction	Date	Amount
Aurigene Pharmaceutical Services Limited	Purchase of Capex and Working Capital Requirements	May 29, 2024	6,500

There are no such transactions in the year ended March 31, 2026.

a. Complete details of intermediaries and ultimate beneficiaries

Name of the entity	Registered Address	Government Identification Number (CIN/RCCM)	Relationship with the Company
Dr. Reddy's Laboratories SA, Switzerland	Elisabethenanlage 11, CH-4051, Basel	CHE-113.571.287	Subsidiary
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U24239KA2001PLC029391	Subsidiary
Haleon UK Enterprises Limited	Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY, United Kingdom	NA	Seller
Aurigene Pharmaceutical Services Limited	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U74999KA2019PLC127964	Step-down Subsidiary

b. The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

i. directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

ii. provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

There are no such transactions in the year ended March 31, 2026.

2.42 Audit trail

The company has used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has been operated throughout the year for all relevant transactions recorded in the software. Further, there are no instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved as per the statutory requirements for record retention.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

INDEPENDENT AUDITOR'S REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as "the Holding Company"), its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") its associates and joint ventures comprising of the consolidated Balance sheet as at March 31 2026, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and joint ventures as at March 31, 2026, their consolidated profit including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Consolidated Financial Statements' section of our report. We are independent of the Group, associates, joint ventures in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year ended March 31, 2026. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations *(as described in note 1.3(m) of the material accounting policies, and note 2.33 containing details of contingencies in the consolidated financial statements)*	
The Company is involved in disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company recognizes a liability for those legal contingencies for which it has a possible or a present obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The Company assisted by their internal and external legal counsel assesses the need to make provision or discloses information with respect to the nature and facts of the case. This area is significant to our audit, since auditing management's determination of whether a loss for a contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective and requires significant judgment..	Our audit procedures, among others included the following: • We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to completeness, valuation, presentation and disclosure of legal contingencies. This included testing controls related to the Company's process for identification, recognition, measurement and disclosure of contingencies, including litigations. • To test the Company's contingencies, our substantive audit procedures included, among others, testing the completeness of the contingencies subject to evaluation by the company through review of minutes of board meetings and evaluation of legal expenses. • We also evaluated the Company's analysis of its assessment of the probability of outcome for each material contingency through inspection of responses to inquiry letters sent to external legal counsel, discussions with internal counsel, as well as external legal counsel, when deemed necessary, to confirm our understanding of the allegations and potential outcomes and obtaining written representations from executives of the Company. • We also evaluated the adequacy of Company's disclosures in relation to these matters.
Chargebacks relating to Revenues *(as described in note 1.3(n) of the material accounting policies of consolidated financial statements and note 2.14 of the consolidated financial statements*	
Revenues from product sales are recognized upon transfer of control to a customer, usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer, net of estimated chargebacks accruals, which are estimated at the time of sale, to reflect the amount of consideration to which the Company expects to be entitled. Auditing the estimation of chargebacks accruals, which are netted against product sales, is complex and requires significant judgment. The estimated chargebacks accruals are based on assumptions and inputs used in the estimate, such as current contractual terms, wholesaler inventory levels and historical data.	**Our audit procedures, among others included the following:** • We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the chargeback processes. This included, for example, testing controls over management's review of significant assumptions and inputs used in the estimate of chargeback accruals, including actual sales, contractual terms, and historical data such as actual customer inventory levels of the Company's products, and estimated sales subject to chargeback. We also tested management's controls relating to the accuracy and completeness of the estimates used to calculate chargeback accruals.

Key audit matters	How our audit addressed the key audit matter
	• To test management's estimated chargebacks accruals, our audit procedures included, among others, evaluating the methodology used and the underlying data used by the Company. For example, we tested management's estimates over the determination of chargeback accruals by comparing the rates and pricing clauses used in management's estimate to the underlying contracts and historical chargebacks data and where relevant to current payment trends We also considered the historical accuracy of management's estimates in prior years, and to assess the estimated amounts, we evaluated trends in actual sales and chargeback accrual balances. We also tested the underlying data used in management's calculations for accuracy and completeness, which included inspection of source data supporting product pricing, inventory levels and chargeback claims paid subsequent to period end and settled during the period. We also evaluated the adequacy of the Company's disclosures in relation to these matters

Other Information

The Holding Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the Standalone financial statements, Consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group including its associates and joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of their respective companies and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of their respective companies to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the financial reporting process of their respective companies.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the financial year ended March 31, 2026 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

(a) We did not audit the financial statements and other financial information, in respect of one subsidiary, whose financial statements include total assets of Rs. 31,687 Mn as at March 31, 2026, total revenues of Rs. 35,102 Mn and net cash inflow of Rs. 803 Mn for the year ended on that date. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor's reports have been furnished to us by the management. Our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of this subsidiary and our report in terms of sub-sections (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiary, is based solely on the report of such other auditor.

(b) The consolidated financial statements also include the Group's share of net profit of Rs. 134 Mn for the year ended March 31, 2026, as considered in the consolidated financial statements, in respect of two associates and two joint ventures, whose financial statements and other financial information have not been audited and whose unaudited financial statements have been furnished to us by the Management. Our opinion, in so far as it relates amounts and disclosures included in respect of these joint ventures and associates, and our report in terms of sub-sections (3) of Section 143 of the Act in so far as it relates to the aforesaid joint ventures and associates, is based solely on such unaudited financial statements and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of the subsidiary companies incorporated in India, as noted in the 'Other Matters' paragraph, we give in the "Annexure 1" a statement on the matters specified in paragraph 3(xxi) of the Order.

2. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint ventures which have been audited, as noted in the 'Other Matters' paragraph, we report, to the extent applicable, that:

   (a) We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements;

   (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

   (c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated financial statements;

   (d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

   (e) On the basis of the written representations received from the directors of the Holding Company as on March 31, 2026 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies, none of the directors of the Group's companies, incorporated in India, is disqualified as on March 31, 2026 from being appointed as a director in terms of Section 164 (2) of the Act;

   (f) With respect to the adequacy of the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiary companies, incorporated in India, and the operating effectiveness of such controls refer to our separate Report in "Annexure 2" to this report;

   (g) In our opinion and based on the consideration of reports of other statutory auditors of the subsidiaries, the managerial remuneration for the year ended March 31, 2026 has been paid / provided by the Holding Company and its subsidiaries, incorporated in India, to their directors in accordance with the provisions of section 197 read with Schedule V to the Act;

   (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of the subsidiaries:

      i. The consolidated financial statements disclose the impact of pending litigations on its consolidated financial position of the Group, its associates and joint ventures in its consolidated financial statements – Refer Note 2.33 to the consolidated financial statements;

      ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.31 to the consolidated financial statements;

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company and its subsidiaries incorporated in India, during the year ended March 31, 2026.

      iv. a) The respective managements of the Holding Company and its subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Holding Company or any of such subsidiaries, to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the respective Holding Company or any of such subsidiaries, associate and joint ventures ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

      b) The respective managements of the Holding Company and its subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act have

represented to us and the other auditors of such subsidiaries that, to the best of its knowledge and belief, no funds have been received by the respective Holding Company or any of such subsidiaries from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (a) and (b) contain any material mis-statement.

v) a) The final dividend paid by the Holding Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

b) As stated in note 2.10 to the consolidated financial statements, the Board of Directors of the Holding Company, have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

vi) Based on our examination which included test checks and that performed by the respective auditors of the subsidiaries, associates and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act, and as described in note 2.43 the Holding Company and subsidiaries have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of audit, we and respective auditors of the above referred subsidiaries did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Company as per the statutory requirements for record retention.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271EVICNN4807

Place of Signature: Hyderabad
Date: May 12, 2026

ANNEXURE '1'

REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE

Re: Dr. Reddy's Laboratories Limited ("the Holding Company")

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

xxi. There are no qualifications or adverse remarks by the respective auditors in the Companies (Auditors Report) Order (CARO) reports of the companies included in the consolidated financial statements. The report of two associates and a joint venture included in the Consolidated Financial Statements has not been issued by its auditor till the date of our auditor's report.

Sr. No	Name of the joint venture Company / Associate	Corporate Identification Number
1	O2 Renewable Energy IX Private Limited	U40108DL2022FTC404866
2	DRES Energy Private Limited	U40104KA2015PTC083148
3	Clean Renewable Energy KK 2A Private Limited	U35106DL2023PTC418410

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271EVICNN4807

Place of Signature: Hyderabad
Date: May 12, 2026

ANNEXURE '2'

TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMITED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as the "Holding Company") as of and for the year ended March 31, 2026, we have audited the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group"), its associates and joint ventures, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Board of Directors of the companies included in the Group, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Holding Company's internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both, issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

Meaning of Internal Financial Controls With Reference to Consolidated Financial Statements

A company's internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company and its subsidiaries , which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at March 31, 2026, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company, in so far as it relates to the subsidiary companies, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries incorporated in India and does not include report in respect of two associates and a joint venture incorporated in India, where such report has not been made available to us. Our opinion is not qualified in this matter.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership Number: 213271
UDIN: 26213271EVICNN4807

Place of Signature: Hyderabad
Date: May 12, 2026

CONSOLIDATED BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at March 31, 2026	As at March 31, 2025
ASSETS			
Non-current assets			
Property, plant and equipment	2.1	100,778	72,984
Capital work-in-progress	2.2	14,602	23,994
Goodwill	2.3	14,797	13,139
Other intangible assets	2.4	105,058	96,141
Intangible assets under development	2.5	-	662
Investment in equity accounted investees	2.6	5,673	4,811
Financial assets			
Investments	2.7 A	8,942	2,393
Other financial assets	2.7 C	2,917	8,875
Deferred tax assets, net	2.30	22,190	18,325
Tax assets, net		3,503	1,821
Other non-current assets	2.8 A	981	940
Total-non current assets		**279,441**	**244,085**
Current assets			
Inventories	2.9	76,534	71,085
Financial assets			
Investments	2.7 A	38,233	33,307
Trade receivables	2.7 B	101,234	90,420
Derivative financial instruments	2.31	155	557
Cash and cash equivalents	2.7 D	15,368	14,654
Other bank balances	2.7 E	18,119	9,948
Other financial assets	2.7 C	22,255	3,142
Other current assets	2.8 B	29,895	27,068
Total current assets		**301,793**	**250,181**
Total assets		**581,234**	**494,266**
EQUITY AND LIABILITIES			
Equity			
Equity share capital	2.10	835	834
Other equity		378,080	334,662
Equity attributable to equity shareholders of parent company		**378,915**	**335,496**
Non-Controlling Interests (NCI)	2.39 A	3,394	3,778
Total Equity		**382,309**	**339,274**
Liabilities			
Non-current liabilities			
Financial Liabilities			
Borrowings	2.11 A	-	3,800
Lease liabilities	2.11 C	12,203	4,064
Other financial liabilities	2.11 D	432	198
Provisions	2.12 A	338	298
Deferred tax liabilities, net	2.30	15,467	14,038
Other non-current liabilities	2.13 A	3,011	2,256
Total non-current liabilities		**31,451**	**24,654**
Current liabilities			
Financial Liabilities			
Borrowings	2.11 B	62,935	38,045
Lease liabilities	2.11 C	2,203	857
Trade payables	2.11 E		
Total outstanding dues of micro enterprises and small enterprises		334	210
Total outstanding dues of creditors other than micro enterprises and small enterprises		30,045	26,268
Derivative financial instruments	2.31	6,898	1,286
Other financial liabilities	2.11 D	40,085	39,698
Other current liabilities	2.13 B	11,921	13,190
Tax Liabilities, net		4,353	3,028
Provisions	2.12 B	8,700	7,756
Total current liabilities		**167,474**	**130,338**
Total equity and liabilities		**581,234**	**494,266**

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended March 31, 2026	For the year ended March 31, 2025
Revenue from operations			
Sales	2.14	326,213	316,320
License fees and service income	2.14	9,720	9,215
Other operating income	2.15	1,069	904
Total revenue from operations		**337,002**	**326,439**
Other income	2.16	13,584	10,973
Total income		**350,586**	**337,412**
Expenses			
Cost of materials consumed		65,012	56,835
Purchase of stock-in-trade		61,616	48,411
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.17	(4,236)	(5,447)
Employee benefits expense	2.18	59,909	55,800
Depreciation and amortisation expense	2.19	20,588	17,037
Impairment of non-current assets, net (Refer notes 2.1, 2.2, 2.4 and 2.5)		3,518	1,693
Finance costs	2.20	3,738	2,829
Other expenses	2.21	86,648	83,676
Total expenses		**296,793**	**260,834**
Profit before tax and before share of equity accounted investees		**53,793**	**76,578**
Share of profit of equity accounted investees, net of tax		134	217
Profit before tax		**53,927**	**76,795**
Tax expense	2.30		
Current tax		13,945	22,581
Deferred tax		(1,594)	(3,038)
Profit for the year		**41,576**	**57,252**
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(35)	(199)
(b) Re-measurement gains/(loss) on defined benefit plans		178	(94)
(II) Tax impact on above items		(56)	24
		87	**(269)**
B. (I) Items that will be reclassified subsequently to profit or loss			
(a) Exchange differences on translating the financial statements of a foreign operations.		8,579	(1,560)
(b) Exchange differences on translating the financial statements profit and loss on divestment of foreign operation		-	1,504
(c) Effective portion of changes in fair value of cash flow hedges, net		(1,663)	2,432
(II) Tax impact on above items		392	(58)
		7,308	**2,318**
Total other comprehensive income for the year, net of tax		**7,395**	**2,049**
Total comprehensive income for the year		**48,971**	**59,301**
Profit for the year			
Attributable to:			
Equity holders of the parent company		41,960	56,551
Non-controlling interests		(384)	701
Total comprehensive income for the year			
Attributable to:			
Equity holders of the parent company		49,355	58,600
Non-controlling interests	2.39 A	(384)	701
Earnings per share attributable to equity shareholders of parent *	2.24		
Basic earnings per share of ₹ 1/- each		50.41	67.89
Diluted earnings per share of ₹ 1/- each		50.35	67.79

** Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of these consolidated financial statements for further details regarding such stock split.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Other Reserves[12]	Remeasurements of the net defined benefits plan[10]	Retained earnings	Cash flow hedge reserve[8]	FVTOCI**[9]	Foreign currency translation reserve[11]	Non-Controlling Interests	Total equity
	Attributable to the equity holders of the parent company	Reserves and surplus										Other comprehensive income				
Balance as at April 01, 2025 (A)	**834**	**(2,264)**	**8,553**	**1,447**	**267**	**173**	**20,374**	**-**	**3,979**	**(280)**	**300,522**	**108**	**(3,754)**	**5,537**	**3,778**	**339,274**
Profit for the year	-	-	-	-	-	-	-	-	-	-	41,960	-	-	-	(384)	41,576
Net change in fair value of equity instruments and debt instruments, net of tax benefit of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	(35)	-	-	(35)
Exchange differences on translating the financial statements of a foreign operations, net of tax expense of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	-	8,579	-	8,579
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 392 (Refer note 2.31)	-	-	-	-	-	-	-	-	-	-	-	(1,271)	-	-	-	(1,271)
Re-measurement gains/(loss) on defined benefit plans, net of tax expense of ₹56 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	122	-	-	-	-	-	122
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**122**	**41,960**	**(1,271)**	**(35)**	**8,579**	**(384)**	**48,971**
Issue of equity shares on exercise of options (Refer note 2.10)	1	449	231	(284)	-	-	-	-	-	-	-	-	-	-	-	397
Share-based payment expense (Refer note 2.29)	-	-	-	326	-	-	-	-	-	-	-	-	-	-	-	326
Dividend paid***	-	-	-	-	-	-	-	-	-	-	(6,659)	-	-	-	-	(6,659)
Total transactions with owners of the Company (C)	**1**	**449**	**231**	**42**	**-**	**-**	**-**	**-**	**-**	**-**	**(6,659)**	**-**	**-**	**-**	**-**	**(5,936)**
Balance as at March 31, 2026 [(A)+(B)+(C)]	835	(1,815)	8,784	1,489	267	173	20,374	-	3,979	(158)	335,823	(1,163)	(3,789)	14,116	3,394	382,309

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital*	Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Other Reserves[12]	Remeasurements of the net defined benefits plan[10]	Retained earnings	Cash flow hedge reserve[8]	FVTOCI**[9]	Foreign currency translation reserve[11]	Non-Controlling Interests	Total equity
	Attributable to the equity holders of the parent company	Reserves and surplus										Other comprehensive income				
Balance as at April 01, 2024 (A)	**834**	**(991)**	**8,186**	**1,313**	**267**	**173**	**20,374**	**653**	**-**	**(210)**	**249,980**	**(69)**	**(3,555)**	**5,593**	**-**	**282,548**
Profit for the year	-	-	-	-	-	-	-	-	-	-	56,551	-	-	-	701	57,252
Net change in fair value of equity instruments and debt instruments, net of tax benefit of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	(199)	-	-	(199)
Reclassfication adjustment upon divestment , net of tax expense of ₹ 0.[13] (Refer Note 2.16) (Refer Note 1.3(c))	-	-	-	-	-	-	-	-	-	-	-	-	-	1,504	-	1,504
Exchange differences on translating the financial statements of a foreign operations, net of tax expense of ₹ 0	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,560)	-	(1,560)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 58 (Refer note 2.31)	-	-	-	-	-	-	-	-	-	-	-	2,374	-	-	-	2,374
Re-measurement gains/(loss) on defined benefit plans, net of tax benefit of ₹ 24 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	(70)	-	-	-	-	-	(70)
Total comprehensive income (B)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(70)**	**56,551**	**2,374**	**(199)**	**(56)**	**701**	**59,301**
Acquisition of interest by holders of NCI in subsidiary (Refer note 2.39 A)	-	-	-	-	-	-	-	-	3,979	-	-	-	-	-	3,077	7,056
Issue of equity shares on exercise of options (Refer note 2.10)	-	116	367	(290)	-	-	-	-	-	-	-	-	-	-	-	193
Share-based payment expense (Refer note 2.29)	-	-	-	424	-	-	-	-	-	-	-	-	-	-	-	424
Purchase of treasury shares	-	(1,389)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,389)
Dividend paid***	-	-	-	-	-	-	-	-	-	-	(6,662)	-	-	-	-	(6,662)
Total transactions with owners of the Company (C)	**-**	**(1,273)**	**367**	**134**	**-**	**-**	**-**	**-**	**3,979**	**-**	**(6,662)**	**-**	**-**	**-**	**3,077**	**(378)**
Adjustment of cash flow hedge gain to purchase consideration (Refer note 2.39 B)	-	-	-	-	-	-	-	-	-	-	-	(2,197)	-	-	-	(2,197)
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(653)	-	-	653	-	-	-		-
Total other adjustments (D)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(653)**	**-**	**-**	**653**	**(2,197)**	**-**	**-**	**-**	**(2,197)**
Balance as at March 31, 2025 [(A)+(B)+(C)+(D)]	834	(2,264)	8,553	1,447	267	173	20,374	-	3,979	(280)	300,522	108	(3,754)	5,537	3,778	339,274

** Refer to Note 2.10 of these consolidated financial statements for details of "Share capital".*

*** FVTOCI represents fair value through other comprehensive income.*

**** Net of dividend paid on treasury shares*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer to note 2.29 of these consolidated financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(2) Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.

(3) Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 2.29 for further details of these plans.

(4) The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.

(5) As per the Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013

(6) The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to consolidated statement of profit and loss.

(7) The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was transferred to Retained earnings upon acquiring the Plant and equipment in accordance with Section 10AA(2) of such Act.

(8) The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to consolidated statement of profit and loss in the period in which the hedged transaction occurs.

(9) This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to Statement of Profit and Loss or retained earnings upon disposal of the investment.

(10) Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.28 for further details.

(11) The exchange differences arising from the translation of financial statements of foreign operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the foreign currency translation reserve.

(12) Following the acquisition of interest in the Nutraceuticals subsidiary by Nestle India (ie., NCI), difference between cash consideration received from NCI and the proportionate share of net assets is recognized in "Other reserves" with in equity

(13) Includes reclassification of cumulative amount of foreign exchange gain from Foreign currency translation reserve to the profit or loss account upon divestment or liquidation of foreign operations during the year ended March 31, 2025.

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

CONSOLIDATED STATEMENT OF CASH FLOW

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Cash flows from / (used in) operating activities :		
Profit before tax	53,927	76,795
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,359)	(3,554)
Depreciation and amortisation expense	20,588	17,037
Impairment of non-current assets, net	3,518	1,693
Allowance for credit losses (on trade receivables and other advances)	690	161
Profit on sale/disposal of assets, net	(2,547)	(1,512)
Share of profit of equity accounted investees	(134)	(217)
Unrealized exchange loss/(gain), net	(529)	211
Interest income	(3,726)	(2,677)
Finance costs	3,738	2,829
Equity settled share-based payment expense	326	424
Inventories write-down	7,517	5,220
Changes in operating assets and liabilities:		
Trade receivables	(6,722)	(10,283)
Inventories	(8,601)	(12,753)
Trade payables	2,790	340
Other assets and other liabilities, net	1,787	(7,293)
Cash flows generated from operations	**70,263**	**66,421**
Income tax paid, net	(13,526)	(19,993)
Net cash flows from operating activities	**56,737**	**46,428**
Cash flows from / (used in) investing activities		
Purchase of property, plant and equipment	(23,306)	(27,504)
Proceeds from sale of property, plant and equipment	309	512
Purchase of other intangible assets	(15,099)	(6,894)
Proceeds from sale of other intangible assets	1,401	732
Investment in associates	(51)	(317)
Purchase of investments (including bank deposits)	(46,718)	(28,492)
Proceeds from sale of investments (including bank deposits)	19,602	53,610
Payment for acquisition of business(Refer note 2.39 B)	(3,152)	(53,096)
Interest and dividend received	1,521	3,372
Net cash flows used in investing activities	**(65,493)**	**(58,077)**
Cash flows from / (used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	397	193
Purchase of treasury shares	-	(1,389)
Proceeds from short-term loans and borrowings, net (Refer note 2.11 A & 2.11 B)	20,257	24,490
Repayment of long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	(1)	-
Proceeds from issuance of equity shares in subsidiary to non controlling interest (Refer note 2.39 A)	-	7,056
Payment of principal portion of lease liabilities (Refer note 2.11 C)	(1,263)	(1,294)
Dividends paid	(6,659)	(6,662)
Interest paid	(4,441)	(3,483)
Net cash flows from financing activities	**8,290**	**18,911**
Net increase/(decrease) in cash and cash equivalents	**(466)**	**7,262**
Effect of exchange rate changes on cash and cash equivalents	1,241	224
Cash and cash equivalents at the beginning of the year (Refer note 2.7 D)	14,593	7,107
Cash and cash equivalents at the end of the year (1)(Refer note 2.7 D)	**15,368**	**14,593**

**FVTPL (fair value through profit or loss)*

(1) Adjusted for Bank-overdraft of ₹ Nil and ₹ 61 for year ended March 31, 2026 and March 31, 2025, respectively.

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
M V Narasimham Chief Financial Officer
K Randhir Singh Company Secretary

Place: Hyderabad
Date: May 12, 2026

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Note 1 Description of the Group and material accounting policies information

1.1 Description of the Group

Dr. Reddy's Laboratories Limited (the "parent company"), together with its subsidiaries, (collectively, the "Company"), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients ("APIs"), generics, branded generics, biosimilars, over the counter ("OTC") products and pharmaceutical services.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, and Mirfield in the United Kingdom and its principal markets are in India, Russia, the United States and Germany. The Company's shares are listed on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

Please refer note 2.27 for list of subsidiaries, step-down subsidiaries, associates and joint ventures of the parent company.

1.2 Basis of preparation of consolidated financial statements

a) Statement of compliance

These consolidated financial statements as of and for the year ended March 31, 2026 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective at the Company's annual reporting date, March 31, 2026. These consolidated financial statements were authorised for issuance by the Company's Board of Directors on May 12, 2026.

b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention, except for the following material items in the balance sheet which are measured on the basis stated below and in accordance with the respective accounting policies:

- derivative financial instruments are measured at fair value;
- financial assets and financial liabilities are measured either at fair value or at amortised cost, depending on the classification based on accounting policy;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
- contingent consideration arising out of business combination are measured at fair value.

c) Use of judgments, estimates and assumptions

The preparation of financial statements in conformity with Ind AS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

- Note 1.3(b) and 2.6 — Evaluation of joint arrangements;
- Note 1.3(c) — Assessment of functional currency;
- Note 1.3(d), 2.31 and 2.32 — Financial instruments;
- Note 1.3(e) and 2.39 — Business combinations;
- Notes 1.3(f) and 1.3(g) — Useful lives of property, plant and equipment and intangible assets;
- Note 1.3(i) 2.9 — Valuation of inventories;
- Note 1.3(j) and 2.1, 2.3 and 2.4 — Measurement of recoverable amounts of cash-generating units;
- Note 1.3(m) and 2.12 — Provisions and other accruals;
- Note 1.3(n) — Measurement of transaction price in a revenue transaction (sales returns, rebates, medicaid and chargeback provisions);
- Note 1.3(q) and 2.30 — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3(m) and 2.33 — Contingencies

d) Current and non-current classification

The Company segregates assets and liabilities into current and non-current categories for presentation in the consolidated balance sheet after considering its normal operating cycle and other criteria set out in Ind AS 1, "Presentation of Financial Statements". For this purpose, current assets and liabilities include the current portion of non-current assets and liabilities respectively. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The Company has identified period up to twelve months as its operating cycle.

1.3 Material accounting policies information:

(a) New standards, interpretations and amendments adopted by the Company effective from 01 April 2025:

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after 01 April 2025. The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(i) Amendments to Ind AS 21: Lack of exchangeability

The Ministry of Corporate Affairs (MCA) notified the Companies (Indian Accounting Standards) Amendment Rules, 2025, which amend Ind AS 21, The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity's financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows.

This amendment had no material impact on these consolidated financial statements.

(ii) Amendments to Ind AS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

In August 2025, the MCA notified amendments to paragraphs 69 to 76 of Ind AS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after 1 April 2025 retrospectively in accordance with Ind AS 8. The amendments have not resulted in additional disclosures and have not had an impact on the classification of Company's liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(iii) Amendments to Ind AS 12 – International Tax Reform Pillar Two Model Rules

In August 2025, the MCA notified amendments to Ind AS 12 Income Taxes in response to the OECD's BEPS Pillar Two rules and include:

A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and Disclosure requirements for affected entities to help users of the financial statements better understand an entity's exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 01 April, 2025, but not for any interim periods ending on or before 31 March, 2026.

Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%, and thus Pillar Two income taxes would not apply. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is lower than 15%. This amendment had no material impact on these consolidated financial statements.

Standards notified but not yet effective

There are no standards that are notified and not yet effective as on the date.

b) Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the parent Company and its subsidiaries as at March 31, 2026. Subsidiaries are all entities that are controlled by the Company. Control exists when the Company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The consolidated financial statements of subsidiaries are included in these consolidated financial statements from the date when the Company obtains control and continues until the date that control ceases.

Joint arrangements (equity accounted investees)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The considerations made in determining whether significant influence or joint control are similar to those necessary to determine control over the subsidiaries. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in joint ventures are accounted for using the equity method and are initially recognized at cost. The carrying value of the Company's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest ("NCI") holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities.

Subsequent to initial recognition, the investment includes the Company's share of the profit or loss and Other Comprehensive Income ("OCI") of equity accounted investees, until the date on which joint control ceases.

Associates (equity accounted investees)

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Interests in Associates are accounted using the equity method. They are initially recognized at cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated statement of profit and loss, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

Consolidation procedure

Assets, liabilities, income and expenses of a subsidiary during the year are included in the consolidated financial statements. Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

For the purpose of preparing these consolidated financial statements, the accounting policies of subsidiaries, joint venture and associates have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the consolidated financial statements of subsidiaries, joint ventures and associates are prepared for the same reporting period as of the Company.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss.

c) Foreign currency

Functional and presentation currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented, except information related to share and per share data, in Indian rupees has been rounded to the nearest million.

In respect of subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the consolidated statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain equity instruments where the Company had made an irrevocable election to present subsequent changes in the fair value in OCI and;
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

Foreign operations

In case of foreign operations whose functional currency is different from the parent company's functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognized in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated statement of profit and loss.

d) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables generally do not contain any significant financing component requiring separation and are therefore recognised initially at the transaction price determined as per Ind AS 115 "Revenue from Contracts with Customers".

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at Fair value through OCI (FVTOCI);
- Debt instruments, derivatives and equity instruments at Fair Value Through Profit or Loss (FVTPL); and
- Equity instruments measured at FVTOCI.

Debt instruments at amortised cost

A "debt instrument" is measured at the amortized cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on de-recognition is recognized directly in the consolidated statement of profit and loss and presented in "other income". The losses arising from impairment are recognized in the consolidated statement of profit and loss. This category generally applies to trade and other receivables.

Debt instrument at FVTOCI

A "debt instrument" is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset's contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially at fair value plus transaction cost and subsequently at each reporting date at the fair value. Fair value movements are recognised in the OCI. However, the Company recognises interest income (calculated using the effective interest rate method), impairment losses and reversals and foreign exchange gain or loss in the consolidated statement of Profit and loss. On de-recognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified to the consolidated statement of Profit and loss.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which Ind AS 103 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present subsequent changes in the fair value in OCI. The Company makes such election upon initial recognition on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognized in the OCI. There is no recycling of the amounts from OCI to the consolidated statement of profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognized in the consolidated statement of profit and loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised (i.e. removed from the Company's consolidated balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables and other financial assets, if any, representing a contractual right to receive cash or another financial asset.

For this purpose, the Company follows a "simplified approach" for recognition and measurement of impairment loss allowance on the contract asset and trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities at FVTPL primarily comprise derivative financial instruments entered into by the Company and not designated as hedging instruments in hedge relationship as defined by Ind AS 109.

Gains or losses on such financial liabilities are recognised in the consolidated statement of profit and loss.

The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost using the effective interest rate method and, thereby, any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the consolidated statement of Profit and loss over the period of the borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

The effective interest rate amortisation is included under the head finance expense in the consolidated statement of Profit and loss.

De-recognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Gain or loss arising on de-recognition, measured as difference between, the carrying amount of financial liability and the settlement amount, is recognised under the head finance costs in consolidated statement of profit and loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos and Brazilian reals.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the OCI and accumulated in the hedging reserve as a component of equity. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the hedging reserve and included in the initial cost or other carrying amount of the hedged asset or liability. In all other cases, the amount so accumulated is re-classified to the consolidated statement of Profit and loss and presented as part of the hedged item in the same period in which the forecasted transaction impacts the consolidated statement of Profit and loss. The ineffective portion of such cash flow hedges is recorded in the consolidated statement of Profit and loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gains or loss on such non-derivative financial liabilities are recorded in the same manner as stated above for derivative instruments designated as hedging instruments.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in OCI remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognised immediately in the consolidated statement of Profit and loss.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts, which are repayable on demand and form an integral part of the Company's cash management, are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

e) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired, unless the transaction is treated as an asset acquisition by applying the optional concentration test or otherwise. The optional concentration test permits the acquirer to make an election on a transaction-by-transaction basis, and apply a simplified assessment for determining whether an acquired set of activities and assets is a business. The optional concentration test is met, and the acquired set of activities and assets is not a business, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The acquisition date is the date on which control is transferred to the acquirer. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition is comprised of:

- fair values of the assets transferred;
- fair values of liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest.

At the acquisition date, the identifiable assets acquired, and liabilities and contingent liabilities in business combination assumed are, with limited exceptions, measured initially at their fair values. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Contingent consideration classified as a financial liability is subsequently re-measured to fair value, with changes in fair value recognised in the consolidated statement of profit and loss.

Goodwill is initially measured at cost, being the excess of (i) the aggregate of the consideration transferred, the amount of non-controlling interest in the acquired entity, and the acquisition date fair value of any previous equity interest in the acquired entity, over (ii)the fair value of the Company's share of net identifiable assets acquired.

If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference, after reassessment, is recognised in the consolidated statement of profit and loss as a bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units or the group of cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

f) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Software for internal use which is acquired from third-party vendors and forms an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs. Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognised in the consolidated statement of Profit and loss as incurred.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within "other income/other expenses" in the consolidated statement of profit and loss.

Depreciation

Depreciation is recognised in the consolidated statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

When parts of an item of property, plant and equipment have different useful lives, they are depreciated separately based on their respective economic useful lives.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 50
- Ancillary structures	3 to 15
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 10
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

estimated by the Company are different from those prescribed in the Schedule.

The capitalised costs of software are amortised over the estimated useful life of the software or the remaining useful life of the related tangible fixed asset, whichever is lower.

g) **Intangible assets other than goodwill**

Recognition and measurement

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognised in the consolidated statement of Profit and loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditures are capitalised only if:

- development costs can be measured reliably;
- the product or process is technically and commercially feasible;
- future economic benefits are probable; and
- the Company intends to, and has sufficient resources, to complete development and to use or sell the asset.

The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the consolidated statement of Profit and loss as incurred.

As of March 31, 2026, none of the development expenditure amounts have met the aforesaid recognition criteria for capitalisation.

Acquired research and development intangible assets that are under development are recognized as In-Process Research and Development ("IPR&D") assets. Subsequent expenditures on an IPR&D project acquired separately or in a business combination are:

- recognised as an expense when incurred, if it is a research expenditure;
- recognised as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; or
- added to the carrying amount of the acquired IPR&D project, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

IPR&D assets are not amortised, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the consolidated statement of Profit and loss under "Impairment of non-current assets".

Payments for intangible assets that are acquired by the Company from third parties as in-licensed or purchased intellectual property rights, compounds and products are capitalized. If additional payments are made to the originator company to continue performing research and development ("R&D") activities an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they represent the compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to the Company. Such additional payments will be capitalized if they represent the compensation for the transfer to the Company of additional intellectual property developed at the risk of the originator company.

Intangible assets that have been acquired through a business combination are initially recorded at fair value at the date of acquisition.

Amortisation

Intangible assets available for use with a definitive useful life are amortised on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. Amortisation is recognized in the consolidated statement of Profit and loss on a straight-line basis over the estimated useful lives of intangible assets. The amortisation expense is recognised in the consolidated statement of Profit and loss in the expense category that is consistent with the function of the intangible asset.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 25
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortisation period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the consolidated statement of profit and loss under "Impairment of non-current assets".

De-recognition of intangible assets

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

h) **Leases**

The Company recognises a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease. In the case of arrangements involving lease and non-lease components, the Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment loss, if any. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term and are assessed for impairment whenever there is an indication that the carrying amount may not be recoverable using cash flow projections for the useful life.

Lease liabilities include the net present value of the fixed and variable lease payments that depend on an index or a rate to be made over the lease term. The lease payments are discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise information technology equipment and small items of office furniture.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

i) **Inventories**

Inventories are valued at the lower of cost or net realisable value.

Inventories consist of raw materials, stores and spares, work in progress and finished goods. The cost of all categories of inventories is determined based on the weighted average method. Cost includes purchase cost less refundable taxes, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

j) **Impairment**

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount is estimated for the asset or the cash generating unit to which the asset belongs. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at March 31 or when circumstances indicate that carrying value may be impaired.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognised in the consolidated statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there are indicators that the investment in joint venture may be impaired.

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognised in the consolidated statement of profit and loss, and reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

k) **Employee benefits**

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Company's contributions to defined contribution plans are charged to the consolidated statement of profit and loss as and when the services are received from the employees.

The liability in respect of defined benefit plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost of the defined benefit plan is recognized in the consolidated statement of profit and loss. Past service costs are recognized immediately in the consolidated statement of profit and loss.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise.

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value by independent actuaries using the projected unit credit method. The current service cost, past service cost as well as re-measurements are recognised in the consolidated statement of profit and loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary. The resultant expenses are recognized in the consolidated statement of Profit and loss.

l) **Share-based payments**

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognized as an expense in the consolidated statement of Profit and loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date. The expense is recorded for each separately vesting portion of the award if each portion of the award was, in substance, a separate award. The increase in equity recognized in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

expense is adjusted to reflect the actual number of stock options that vest.

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include the share price on the grant date, the exercise price of the instrument, the expected volatility (based on weighted average historical volatility), the expected life of the instrument (based on historical experience), the expected dividends, and the risk free interest rate (based on government bonds).

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment.

The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the consolidated statement of profit and loss.

m) Provisions

A provision is recognised in the consolidated statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance costs.

Onerous contracts

A provision for onerous contracts is recognised in the consolidated statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the consolidated financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

n) Revenue

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer as per the terms agreed upon with the customer. Generally, at that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of expected returns, taxes and applicable trade discounts and allowances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Revenue includes shipping and handling costs billed to the customer since the Company acts as a principal in rendering those services.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Control is transferred upon delivery of products to distributors by clearing and forwarding agents of the Company.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers, unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.
Export sales and other sales outside of India	Upon delivery or dispatch of products to customers, subject to the terms of the applicable contract.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment received on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more performance obligations, the Company accounts for the completed obligation (for example, the transfer of title) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

are recognised as revenues on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

Provision for chargeback, rebates and discounts

Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Rebates are deductions based on contractual obligations and may include direct rebates, indirect rebates and other pricing adjustments. Provisions for such chargebacks, rebates and discounts are accrued and estimated based on the terms of the agreement with the wholesaler, historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions.

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and accruals for shelf stock adjustments are recognized as a reduction from revenues when the customer has a material right to them under the terms of the applicable contract. Such right is often contingent upon future events such as a decline in the prices of certain products as a result of price competition or new competitive launches. These credits are customary in the pharmaceutical industry and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability, the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, and any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the consolidated statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of the intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

o) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in other expenses.

p) Other income and finance cost

Other income include interest income on funds invested, dividend income and gains on the disposal of financial assets. Interest income is recognized in the consolidated statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the consolidated statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows.

Finance costs consist of interest expense on loans and borrowings.

Borrowing costs are recognized in the consolidated statement of profit and loss using the effective interest method unless capitalisation criteria are met as per accounting policy on Property, plant and Equipment. The associated cash flows are classified as financing activities in the consolidated statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and/or other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

q) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI directly in equity, respectively. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination if at the time of the transaction, it
  - i. affects neither accounting nor taxable profit or loss and
  - ii. does not give rise to equal taxable and deductible temporary differences;
- temporary differences relating to investments in subsidiaries, joint ventures and associates if the timing of the reversal of the temporary differences can be controlled and it is probable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

that the temporary differences will not reverse in the foreseeable future; and

- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Withholding tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

The Company applies the exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development ("OECD") Pillar Two model rules.

r) Government grants and incentives

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Grants related to income are deducted in reporting the related expense in the consolidated statement of profit and loss.

s) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

t) Dividend

The Company recognises a liability to pay a dividend when the distribution is authorised, and the distribution is no longer at the discretion of the Company.

In the case of interim dividends to equity shareholders, this is when declared by Board of Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

u) Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million currency units unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for all financial and certain non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the management, based on market knowledge, reputation, independence and whether professional standards are maintained

a) Intangible assets

The fair value of brands, product related intangibles and other intangible assets acquired in business combinations are determined using the multi-period excess earnings method (i.e., form of the income approach). Under this method, values are estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realize those benefits.

b) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c) Investments in equity and debt securities and units of mutual funds

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors.

Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

d) **Derivatives**

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

e) **Non-derivative financial liabilities**

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

f) **Contingent consideration**

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2024	4,390	32,952	107,094	8,374	2,264	155,074
Additions	85	4,972	14,396	1,583	1,073	22,109
Disposals	(133)	(3,502)	(6,105)	(1,720)	(598)	(12,058)
Effect of changes in foreign exchange rates	(45)	167	(364)	8	122	(112)
Balance as at March 31, 2025	**4,297**	**34,589**	**115,021**	**8,245**	**2,861**	**165,013**
Balance as at April 01, 2025	4,297	34,589	115,021	8,245	2,861	165,013
Additions	-	12,499	26,270	1,289	1,185	41,243
Disposals	-	(2,960)	(1,316)	(264)	(555)	(5,095)
Effect of changes in foreign exchange rates	138	626	1,355	220	242	2,581
Balance as at March 31, 2026	**4,435**	**44,754**	**141,330**	**9,490**	**3,733**	**203,742**
Accumulated Depreciation						
Balance as at April 01, 2024	70	15,581	69,480	6,445	1,011	92,587
Depreciation for the year	-	2,114	6,936	1,011	423	10,484
Impairment for the year(2)	-	-	3	-	-	3
Disposals	(73)	(3,323)	(6,013)	(1,283)	(345)	(11,037)
Effect of changes in foreign exchange rates	3	101	(154)	17	25	(8)
Balance as at March 31, 2025	**-**	**14,473**	**70,252**	**6,190**	**1,114**	**92,029**
Balance as at April 01, 2025	-	14,473	70,252	6,190	1,114	92,029
Depreciation for the year	-	2,619	8,429	1,090	615	12,753
Impairment for the year(1)	35	375	716	85	-	1,211
Disposals	-	(2,462)	(1,312)	(265)	(474)	(4,513)
Effect of changes in foreign exchange rates	3	254	945	195	87	1,484
Balance as at March 31, 2026	**38**	**15,259**	**79,030**	**7,295**	**1,342**	**102,964**
Net carrying value						
As at March 31, 2025	4,297	20,116	44,769	2,055	1,747	72,984
As at March 31, 2026	**4,397**	**29,495**	**62,300**	**2,195**	**2,391**	**100,778**

(1) Impairment losses recorded for the year ended March 31, 2026 include the following:

a. Consequent to certain technical challenges in product development, the Company discontinued development of conjugated estrogen at its site in Middleburgh, New York and recorded an impairment loss of ₹ 545 in the Company's Global Generics segment representing the full carrying value of the property, plant and equipment at this site.

In addition, the Company recorded the following impacts in the consolidated statement of profit and loss:

- Inventory related provisions of ₹260;

- Other development program related wind down costs of ₹129; and

b. During the year ended March 31, 2026, the Company has decided to discontinue certain of its research and development programs associated with its Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of ₹ 885 relating to property, plant and equipment (including Capital-work-in-progress and Right-of-use assets) in the Company's Global Generic segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

In addition, the Company recorded the following impacts in the consolidated statement of profit and loss:

- *Impairment of intangible assets ₹406; and*
- *Other development program related wind down costs under Other expenses of ₹59.*

(2) This represents the impairment loss recognized on additions made during the year in respect of the Company's subsidiary, Dr. Reddy's Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount. The subsidiary had been fully impaired during the previous year ended March 31, 2022.

During the year ended March 31, 2025, the Company divested its membership interest in this subsidiary and accordingly derecognized property, plant, and equipment that were fully depreciated and impaired. As a result, an amount of ₹6,038 was reduced from both the gross carrying amount and accumulated depreciation.

Refer to Note 2.16 of these consolidated financial statements for further details on the divestment of Dr.Reddy's Laboratories Louisiana, LLC.

Right-of-use assets

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Leasehold Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at April 01, 2025	82	5,042	17	79	1,170	6,390
Additions	-	2,353	-	-	614	2,967
Disposals	-	(1,215)	(16)	(82)	(443)	(1,756)
Effect of changes in foreign exchange rates	5	137	(1)	3	2	146
Balance as at March 31, 2025	**87**	**6,317**	**-**	**-**	**1,343**	**7,747**
Balance as at April 01, 2025	87	6,317	-	-	1,343	7,747
Additions [(1)]	-	9,382	-	-	998	10,380
Disposals	-	(2,941)	-	-	(468)	(3,409)
Effect of changes in foreign exchange rates	16	330	-	-	61	407
Balance as at March 31, 2026	**103**	**13,088**	**-**	**-**	**1,934**	**15,125**
Accumulated Depreciation						
Balance as at April 01, 2024	-	2,730	16	37	602	3,385
Depreciation for the year	-	944	-	-	305	1,249
Disposals	-	(1,061)	(16)	(38)	(251)	(1,366)
Effect of changes in foreign exchange rates	-	54	-	1	(2)	53
Balance as at March 31, 2025	**-**	**2,667**	**-**	**-**	**654**	**3,321**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

Particulars	Leasehold Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Balance as at April 01, 2025	-	2,667	-	-	654	3,321
Depreciation for the year	-	1,278	-	-	424	1,702
Impairment for the year [(2)]	-	95	-	-	-	95
Disposals	-	(2,445)	-	-	(406)	(2,851)
Effect of changes in foreign exchange rates	-	80	-	-	36	116
Balance as at March 31, 2026	**-**	**1,675**	**-**	**-**	**708**	**2,383**
Net carrying value						
As at March 31, 2025	87	3,650	-	-	689	4,426
As at March 31, 2026	**103**	**11,413**	**-**	**-**	**1,226**	**12,742**

The following are the amounts recognised in consolidated statement of profit and loss:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation expense of right-of-use assets	1,702	1,249
Interest expense on lease liabilities	802	391
	2,504	**1,640**

(1) Additions to right-of-use assets for buildings during the year ended March 31, 2026 primarily consist of:

a. the lease of an additional facility in India, amounting to ₹ 1,825, with a lease term of 10 years, and

b. the modification of an existing lease arrangement for a warehouse in the United States, which extended the lease term by an additional 10 years. The lease modification resulted in a re-measurement of the lease liability with a corresponding adjustment to right-of-use assets of ₹ 5,436

(2) Refer note 2.1 Property, plant and equipment for further details of impairment.

The Company had total cash outflows for leases of ₹ 2,065 and ₹ 2,186 during the year ended March 31, 2026 and March 31, 2025, respectively. The maturity analysis of lease liabilities is disclosed in note 2.11 C of these consolidated financial statements.

Capital commitments

As of March 31, 2026 and March 31, 2025, the Company was committed to spend ₹9,716 and ₹ 14,567, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended March 31, 2026 and March 31, 2025, the Company capitalised interest cost of ₹983 and ₹ 729, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended March 31, 2026 and March 31, 2025 was 6.48% and 7.01%, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2 Capital work-in-progress

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	**23,994**	**13,510**
Additions	22,859	32,966
Capitalised	(32,323)	(22,109)
Provision for idle assets	(2)	(341)
Impairment (Refer note 2.1)	(144)	(1)
Effect of changes in foreign exchange rates	218	(31)
Balance at end of the year	**14,602**	**23,994**

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	11,853	1,990	380	43	14,266
Projects temporarily suspended	99	237	-	-	336
Balance as at March 31, 2026	**11,952**	**2,227**	**380**	**43**	**14,602**

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	21,639	2,076	157	57	23,929
Projects temporarily suspended	52	9	3	1	65
Balance as at March 31, 2025	**21,691**	**2,085**	**160**	**58**	**23,994**

Project execution plans and budgets are assessed on an annual basis and all the projects are executed as per rolling annual plan.

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below:

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Biologics - Infrastructure	479	-	-	-	479
Cosmeceutical Topical & Dental Infra	157	-	-	-	157
Balance as at March 31, 2026	**636**	**-**	**-**	**-**	**636**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.2 Capital work-in-progress (continued)

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
FTO-11 Onco facility	822	-	-	-	822
Biologics - Infrastructure	453	-	-	-	453
Balance as at March 31, 2025	**1,275**	**-**	**-**	**-**	**1,275**

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired. Gross carrying value and accumulated amortisation with respect to goodwill also represent Indian GAAP balances, that have been carried forward as such, relating to business combination entered before the transition date i.e., April 01, 2015.

Particulars	As at March 31, 2026	As at March 31, 2025
Gross carrying value		
Opening balance	49,278	40,849
Goodwill arising on business combinations[(1)]	-	7,377
Disposals	-	-
Effect of changes in foreign exchange rates	7,566	1,052
Closing balance	**56,844**	**49,278**
Accumulated amortisation		
Opening balance	36,139	35,348
Impairment loss	-	-
Effect of changes in foreign exchange rates	5,908	791
Closing balance	**42,047**	**36,139**
Net carrying value	**14,797**	**13,139**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill (continued)

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Global Generics-Germany Operations	2,907	2,456
Global Generics-Complex Injectables	2,451	2,071
Global Generics-Branded Formulations [1]	1,112	1,112
PSAI-Active Pharmaceutical Operations	213	186
Global Generics-Consumer Healthcare Business [1]	8,113	7,313
Global Generics-North America Operations	1	1
	14,797	**13,139**

[1] *Refer to Note 2.39 of these consolidated financial statements for details regarding goodwill arising on business combinations.*

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) The post-tax discount rates used are based on the Company's weighted average cost of capital.

c) Terminal value is arrived at by extrapolating the last forecasted year cash flows to perpetuity, using constant long-term growth rate of 1.50% for Consumer Healthcare Business CGU and 0% for other CGU's. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

d) The post-tax discount rates and pre-tax discount rates used for Active Pharmaceutical Operations CGU and Branded Formulations CGU are 10.51% and 14.05% respectively.

e) The post-tax discount rates and pre-tax discount rates used for Complex Injectables CGU and North America Operations CGU are 8.12% and 9.34% respectively.

f) The post-tax discount rates and pre-tax discount rates used for Consumer Healthcare Business CGU is 10.59% and 12.53% respectively.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangibles	Customer related intangibles	Others [4]	Total
Gross carrying value				
Balance as at April 01, 2024	79,444	106	5,149	84,699
Additions [1]	9,067	-	908	9,975
Assets acquired through business combinations [2]	56,955	-	-	56,955
Disposals/ De- recognitions	(380)	-	(7)	(387)
Effect of changes in foreign exchange rates	2,059	3	1	2,063
Balance as at March 31, 2025	**147,145**	**109**	**6,051**	**153,305**
Balance as at April 01, 2025	147,145	109	6,051	153,305
Additions[1]	11,563	-	829	12,392
Disposals/ De- recognitions	(1,325)	-	(179)	(1,504)
Effect of changes in foreign exchange rates	13,714	20	30	13,764
Balance as at March 31, 2026	**171,097**	**129**	**6,731**	**177,957**
Amortisation/impairment loss				
Balance as at April 01, 2024	45,607	106	2,718	48,431
Amortisation for the year	6,146	-	407	6,553
Impairment loss[3]	1,646	-	-	1,646
Disposals/ De- recognitions	(75)	-	(1)	(76)
Effect of changes in foreign exchange rates	606	3	1	610
Balance as at March 31, 2025	**53,930**	**109**	**3,125**	**57,164**
Balance as at April 01, 2025	53,930	109	3,125	57,164
Amortisation for the year	7,448	-	538	7,986
Impairment loss[3]	1,758	-	-	1,758
Disposals/ De- recognitions	(284)	-	(22)	(306)
Effect of changes in foreign exchange rates	6,264	20	13	6,297
Balance as at March 31, 2026	**69,116**	**129**	**3,654**	**72,899**
Net carrying value				
As at March 31, 2025	93,215	-	2,926	96,141
As at March 31, 2026	**101,981**	**-**	**3,077**	**105,058**

[1] *Additions during the year ended March 31, 2026, primarily consists of:*

(a) ₹4,464 (U.S.$50.50) paid as consideration for the acquisition of STUGERON® and its locally recognized brands covering 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

(b) ₹3,014 (U.S.$.32.15) paid as consideration to acquire the trademarks and related assets for Progynova® and Cyclo-Progynova® in India.

(c) ₹1,781 (U.S.$20) pertaining to the upfront consideration pursuant to the acquisition of exclusive commercialization rights to eftilagimod alfa from Immutep Limited ("Immutep") in all the territories outside North America, Europe, Japan and Greater China. Of this amount, U.S.$10 was refundable if the futility analysis performed by Immutep provides an unsatisfactory outcome.

(Refer to Impairment recorded during the year ended March 31, 2026 for further details).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets (continued)

Additions during the year ended March 31, 2025, primarily consists of:

(a) ₹5,025 (U.S.$58) pertaining to the upfront consideration and other additional milestone consideration paid pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in the United States and Europe from Shanghai Henlius Biotech, Inc. ("Henlius"). Under the terms of the agreement, Henlius is responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of commercial milestones, bringing the total potential consideration (including upfront consideration and milestone payments) of up to ₹11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

(b) ₹1,764 (U.S.$ 20.70) paid as upfront consideration and additional milestone consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

(c) The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of ₹820 (RUB 970).

(2) *Refer to Note 2.39 of these consolidated financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.*

(3) *Impairment losses recorded for the year ended March 31, 2026*

(a) In March 2026, Immutep announced the discontinuation of the Phase III study in first line non-small cell lung cancer following the results of the futility analysis. As a result, the Company recorded an impairment loss of ₹914 (U.S.$10) in the consolidated profit and loss account.

(b) Consequent to adverse market conditions affecting certain product related intangible assets acquired from Mayne Pharma Group Limited ("Mayne"), the Company recognized an impairment loss of ₹702 within its Global Generics segment.

(3) *Impairment losses recorded for the year ended March 31, 2025*

Impairment of intangibles pertaining to the acquisition from Mayne consists of:

(a) an amount of ₹907 towards Haloette® (a generic equivalent to Nuvaring®), a product related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value; and

(b) an amount of ₹270 pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

Other impairments:

During the year ended March 31, 2025, consequent to adverse market conditions with respect to certain product related intangibles, the company assessed the recoverable value of certain products and recognized impairment loss of ₹512 primarily pertaining to business in India and Europe.

The above impairment charge pertains to the Company's Global Generics segment.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, and the useful life of the asset. The net cash flows have been discounted based on a post-tax discount rate.

(4) *Others primarily includes Marketing rights, Softwares and licences.*

Details of significant acquired intangible assets as at March 31, 2026:

Particulars	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	58,245
Select portfolio of branded generics business	Wockhardt Limited	10,022
Daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz,Inc	5,500
Antivertigo Brand Stugeron® in India	Janssen Pharmaceutica NV	4,350
Cardiovascular brand Cidmus® in India	Novartis AG	4,005
Progynova® and Cyclo-Progynova® in India	Mercury Pharma Group Limited	3,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets (continued)

Details of significant acquired intangible assets as at March 31, 2025:

Particulars	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	54,881
Select portfolio of branded generics business	Wockhardt Limited	10,945
Daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz,Inc	4,958
Cardiovascular brand Cidmus® in India	Novartis AG	4,195
Portfolio of generic prescription products	Mayne Pharma Group Limited	3,527
Select Anti-Allergy brands	UCB India Private Limited and affiliates	2,556

2.5 Intangible assets under development

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	662	683
Add: Additions during the year	-	85
Add: Capitalisations during the year	(267)	(71)
Less: Impairment during the year (1)	(406)	(42)
Effect of changes in exchange rates	11	7
Balance at end of the year	**-**	**662**

Intangible assets under development (IAUD) Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	-	-	-	-	-
Projects temporarily suspended	-	-	-	-	-
Balance as at March 31, 2026	**-**	**-**	**-**	**-**	**-**

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	84	206	298	74	662
Projects temporarily suspended	-	-	-	-	-
Balance as at March 31, 2025	**84**	**206**	**298**	**74**	**662**

(1) *Consequent to a decision to discontinue the research and development programs relating to its CAR-T program, the Company recorded impairment loss of ₹ 406 pertaining to product related intangibles associated with CAR-T program. (Refer to Note 2.1 of these consolidated financial statements for further details).*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Investment in equity accounted investees

Particulars	As at March 31, 2026	As at March 31, 2025
Investment in unquoted equity shares		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China[1]	5,263	4,428
8,580,000 (March 31, 2025: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	57	58
13,649,600 (March 31, 2025: 13,649,600) equity shares of ₹10/- each of O2 Renewable Energy IX Private Limited, India	116	136
20,25,299 (March 31, 2025: 20,25,299) equity shares of ₹ 10/- each of Clean Renewable Energy KK 2A Private Limited,India	14	17
	5,450	**4,639**
Investment in compulsory convertible debentures		
222,704 (March 31, 2025: 171,504) compulsory convertible debentures of ₹ 1000/- each of O2 Renewable Energy IX Private Limited, India	223	172
Total Investment in equity accounted investees	**5,673**	**4,811**

(1) *Shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China are not denominated in number of shares as per the laws of the country.*

Details of the Company's investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited :

Kunshan Rotam Reddy Pharmaceuticals Company Limited (“Reddy Kunshan”) is engaged in manufacturing and marketing of finished dosages in China. The Company’s interest in Reddy Kunshan was 51.33% as of March 31, 2026 and March 31, 2025. Four directors of the Company are on the board of Reddy Kunshan, which consists of ten directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least seven of the ten directors of Reddy Kunshan’s board. As the Company does not control Reddy Kunshan’s board and the other partners have significant participation rights, the Company’s interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

Particulars	As at For the year ended March 31, 2026	As at For the year ended March 31, 2025
Ownership	51.33%	51.33%
Current assets	7,794	6,551
Non-current assets	5,448	4,514
Total assets	**13,242**	**11,065**
Equity	9,942	8,273
Liabilities	3,300	2,792
Total equity and liabilities	**13,242**	**11,065**
Revenues	8,339	9,317
Expenses	8,031	8,893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 Investment in equity accounted investees (Continued)

Particulars	As at For the year ended March 31, 2026	As at For the year ended March 31, 2025
Profit for the year	**308**	**425**
Company's share of profits for the year	158	218
Carrying value of the Company’s investment[1]	5,263	4,428
Translation adjustment arising out of translation of foreign currency balances	1,229	552

(1) *Includes ₹181 representing the goodwill on acquisition of investment.*

The Company recognized an amount of ₹ Nil and ₹ Nil as of March 31, 2026 and 2025, respectively, representing its share of dividend declared by the equity accounted investee, Reddy Kunshan. The amount of dividend is adjusted against the carrying amount of investment in the consolidated financial statements.

Details of the Company's investment in DRES Energy Private Limited :

Particulars	As at March 31, 2026	As at March 31, 2025
Carrying value of the Company’s investment	57	58
Company’s share of Profit/(loss) for the year	(1)	3

Details of the Company’s investment in Clean Renewable Energy KK2A Private Limited:

Particulars	As at March 31, 2026	As at March 31, 2025
Carrying value of the Company’s investment	14	17
Company’s share of loss for the year	(3)	(4)

Details of the Company's investment in O2 Renewable Energy IX Private Limited :

Particulars	As at March 31, 2026	As at March 31, 2025
Carrying value of the Company’s investment	339	308
Company’s share of loss for the year	(20)	-*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets

2.7 A. Investments

Investments consist of investments in units of mutual funds, market linked debentures, equity securities, bonds, commercial paper, limited liability partnership firm

Particulars	As at March 31, 2026	As at March 31, 2025
Investments at FVTOCI		
Quoted equity shares (fully paid up)		
273,285 (March 31, 2025: 273,285) equity shares of US$ 0.01 each of Curis, Inc.	14	49
Total investments at FVTOCI (A)	**14**	**49**
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (March 31, 2025: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
	1	**1**
II. Investment in unquoted mutual funds	**35,912**	**33,186**
III. Investment in partnership firms		
ABCD Technologies LLP	456	397
New Rhein Healthcare LLP	993	726
IV. Investment in quoted equity shares		
Nil (March 31, 2025: 174,142) equity shares of Journey Medical Corporation	-	87
2,272,727 (March 31, 2025: Nil) equity shares of COYA Therapeutics	816	-
V. Others		
2,338,615 (March 31, 2025: 1,210,986) preference shares of 0.01 NIS[1] each of Edity Therapeutics Limited	472	219
Total investments at FVTPL (I+II+III+IV+V) (B)	**38,650**	**34,616**
Investments carried at amortised cost		
I. Investment in bonds	8,511	1,001
II. Others	-	33
Total investments carried at amortised cost (C)	**8,511**	**1,034**
Total investments (A+B+C)	**47,175**	**35,700**
Current	38,233	33,307
Non-current	8,942	2,393
	47,175	**35,700**
Aggregate carrying value of quoted investments	830	136
Aggregate market value of quoted investments	830	136
Aggregate carrying value of unquoted investments	46,345	35,564
Aggregate amount of impairment in value of investment in unquoted equity shares	-	-

(1) *NIS - New Israeli shekel*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (Continued)

2.7 B. Trade receivables

Particulars	As at March 31, 2026	As at March 31, 2025
Trade receivables	101,127	90,378
Receivables from related parties (Refer note 2.25)	107	42
	101,234	**90,420**
Details of security		
Considered good, Unsecured	101,549	90,547
Credit impaired	1,533	1,351
	103,082	**91,898**
Less: Allowance for credit losses	(1,848)	(1,478)
	101,234	**90,420**
Current	101,234	90,420
Non-current	-	-
Total carried at amortised cost	**101,234**	**90,420**

Pursuant to certain arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognised in the Consolidated Balance Sheet. As of March 31, 2026 and 2025, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was ₹2,626 and ₹4,092, respectively.

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended March 31, 2026 and March 31, 2025 are as follows:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	1,478	1,451
Provision made during the year, net of reversals	346	159
Trade receivables written off during the year and effect of changes in the foreign exchange rates	24	(132)
Balance at the end of the year	**1,848**	**1,478**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (Continued)

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	86,003	13,893	747	374	-	-	101,018
(ii) Undisputed Trade Receivables - credit impaired	-	35	55	615	253	378	1,336
(iii) Disputed Trade Receivables - considered good	-	-	-	-	-	532	532
(iv) Disputed Trade Receivables - credit impaired	-	47	3	-	-	147	197
							103,082
Less: Allowance for credit losses							(1,848)
Balance As at March 31, 2026							**101,234**

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	81,010	8,121	949	-	-	-	90,080
(ii) Undisputed Trade Receivables - credit impaired	-	-	0	538	241	177	956
(iii) Disputed Trade Receivables - considered good	-	-	-	-	467	-	467
(iv) Disputed Trade Receivables - credit impaired	-	-	-	18	42	335	395
							91,898
Less: Allowance for credit losses							(1,478)
Balance As at March 31, 2025							**90,420**

2.7 C. Other financial assets

Particulars	As at March 31, 2026	As at March 31, 2025
I. Non-current assets		
Considered good, Unsecured		
Term deposits with banks (remaining maturity more than 12 months)	2,013	4,000
Term deposits with financial institutions (remaining maturity more than 12 months)	-	4,000
Security deposits	904	750
Other assets	-	125
Total	**2,917**	**8,875**
II. Current assets		
Considered good, Unsecured		
Term deposits with banks (remaining maturity less than 12 months)	17,530	-
Claims receivable	728	257
Other receivables (refer note 2.7 B)	198	646
Other assets[(1)]	3,799	2,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets (Continued)

Particulars	As at March 31, 2026	As at March 31, 2025
Unsecured, considered doubtful		
Claims receivable	134	134
	22,389	**3,276**
Less: Allowance for doubtful advances	(134)	(134)
Total	**22,255**	**3,142**

(1) *Others primarily includes other advances and tender rebate receivable.*

2.7 D. Cash and cash equivalents

Particulars	As at March 31, 2026	As at March 31, 2025
Balances with banks		
In current accounts[(1)]	12,855	11,996
In EEFC accounts	1,321	66
In term deposits with banks (original maturities less than 3 months)	1,028	2,441
Cash on hand	1	1
Others		
In unclaimed dividend accounts	73	80
LC and Bank guarantee margin money	90	70
Cash and cash equivalents in the consolidated balance sheet	**15,368**	**14,654**
Less: Bank overdraft used for cash management purposes	-	61
Cash and cash equivalents in the consolidated statement of cash flow (including restricted cash)	**15,368**	**14,593**
(1) *includes restricted bank balance of ₹ 35 (March 31, 2025 : ₹ 361)*		
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	73	80
Other restricted cash balances	296	464

2.7 E. Other bank balances

Particulars	As at March 31, 2026	As at March 31, 2025
Term deposits with banks (original maturities more than 3 months but less than 12 months)	18,119	9,948
	18,119	**9,948**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8 Other assets

Particulars		As at March 31, 2026	As at March 31, 2025
A.	**Non-current assets**		
	Considered good, unsecured		
	Capital advances	659	843
	Others	322	97
		981	**940**
B.	**Current assets**		
	Unsecured, considered good		
	Balances and receivables from statutory authorities [(1)]	19,434	16,405
	Government incentives receivable[(2)]	2,537	2,967
	Prepaid expenses	2,075	1,883
	Dues from other related parties (Refer note 2.25)	8	8
	Advances to material suppliers	3,309	2,992
	Others[(3)]	2,532	2,813
	Unsecured, considered doubtful		
	Other advances	151	156
		30,046	**27,224**
	Less: Allowance for doubtful advances	(151)	(156)
		29,895	**27,068**

[(1)] *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, and value added tax and from customs authorities of India.*

[(2)] *Primarily consist of amounts receivable from various government authorities of India towards benefits on export sales made by the Company and other incentives.*

[(3)] *Others primarily includes advances given to vendors, employees*

2.9 Inventories

Particulars	As at March 31, 2026	As at March 31, 2025
Raw materials (includes in transit March 31, 2026: ₹ 339; March 31, 2025: ₹ 286)	19,337	20,165
Work-in-progress	16,054	16,525
Finished goods	23,436	21,462
Stock-in-trade	9,666	6,933
Packing material, stores and spares	8,041	6,000
	76,534	**71,085**

During the year ended March 31, 2026, the Company recorded inventory write-down of ₹7,517 (March 31, 2025 : ₹ 5,220) in the consolidated statement of profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital

Particulars	As at March 31, 2026	As at March 31, 2025
Authorised share capital **		
1,450,000,000 equity shares of ₹ 1/- each (March 31, 2025: 1,450,000,000 equity shares of ₹ 1/- each)	1,450	1,450
Issued equity capital **		
834,657,970 equity shares of ₹ 1/- each fully paid-up (March 31, 2025: 834,456,365 equity shares of ₹ 1/- each)	835	834
Subscribed and fully paid-up **		
834,656,970 equity shares of ₹ 1/- each fully paid-up (March 31, 2025: 834,455,365 equity shares of ₹ 1/ each)	835	834
Add: Forfeited share capital[(e)]	-	-
	835	**834**

a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended March 31, 2026		For the year ended March 31, 2025	
	No. of shares ** (of ₹ 1/- each)	Amount	No. of shares ** (of ₹ 1/- each)	Amount
Opening number of equity shares/share capital (face value of ₹ 5 each)	834,455,365	834	166,818,266	834
Add: Equity shares issued pursuant to employee stock option plan [(1)]	-	-	58,680	-*
Add: Increase in outstanding shares on account of stock split**	-	-	667,507,784	-
Add: Equity shares issued pursuant to employee stock option plan [(1)] after stock split	201,605	1	70,635	-*
Closing number of equity shares/share capital **	**834,656,970**	**835**	**834,455,365**	**834**
Treasury shares[(2)]	1,965,575	1,815	2,452,260	2,264

* *Rounded to the nearest million*

** *The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ stock split of each equity share having a face value of ₹ 5/- each, fully paid-up, into five equity shares having a face value of ₹ 1/- each, fully paid-up (the "stock split"), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share ("ADS") of the Company will continue to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt ("ADR") holder would consequently increase in proportion to the increase in number of equity shares. On 12 September 2024 the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital, the outstanding shares and Treasury shares were sub-divided into equity shares having a face value of ₹ 1/- each with effective from record date of October 28, 2024.*

[(1)] *During the years ended March 31, 2026 and March 31, 2025, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees Stock Option Scheme, 2007. The options exercised had an exercise price of ₹ 1,₹ 521,₹ 563,₹ 736,₹ 781,₹ 1060, (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Statement of Changes in Equity.*

[(2)] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the year ended March 31, 2025, 1,168,490 shares were acquired from the*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (Continued)

open market. The total amount paid to acquire the shares was ₹ 1,389. During the years ended March 31, 2026 and March 31, 2025, an aggregate of 486,685 (after stock split) and 22,077 (prior to stock split) and 54,800 (after stock split) equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814, ₹ 3,679,₹ 3,906 ₹ 4,212,₹ 4,338, ₹ 4,663 or ₹ 5,301 (prior to stock split) and ₹ 521, ₹ 563, ₹ 736, ₹ 781,₹ 842,₹ 889, ₹ 933, ₹ 981 and ₹ 1,060 (after stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium".

As of March 31, 2026 and March 31, 2025, the ESOS Trust had outstanding 1,965,575 and 2,452,260 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 1,815 and ₹ 2,264, respectively. Refer note 2.29 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 1 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Director. The details of dividends paid by the Company are as follows:

Particulars	During the year ended March 31, 2026	During the year ended March 31, 2025
Dividend per share (in absolute ₹)*	8	8
Dividend paid during the year (net of treasury shares)	6,659	6,662
Towards the fiscal year	2025	2024

**Dividend per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024.*

At the Company's Board of Directors' meeting held on May 12, 2026, the Board proposed a dividend of ₹ 8 per share (face value of ₹ 1 per share) and aggregating to ₹ 6,677, which is subject to the approval of the Company's shareholders.

c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at March 31, 2026		As at March 31, 2025	
	No. of shares at the end of the year (of ₹ 1/- each)	% holding	No. of shares at the end of the year (of ₹ 5/- each)	% holding
Life Insurance Corporation of India and their associates	101,502,343	12.16	60,015,393	7.19
GVP Family Trust	96,095,920	11.51	-	-
VSD Family Trust	75,630,620	9.06	-	-
Satish Reddy Kallam	10,107,505	1.21	85,738,125	10.27
G V Prasad	-	-	96,095,920	11.52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (Continued)

(d) 180,985 (March 31, 2025: 313,790) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 1,403,802 (March 31, 2025: 1,140,235) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 2,456,473 (March 31, 2025: 2,399,070) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.29)

(e) Represents 1,000 equity shares (after effect of stock split) of ₹ 1/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) Details of shares held by promoters

Promoter Name	As at March 31, 2026		As at March 31, 2025		% change during the year*
	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 1/- each)	% of Total Shares	
GVP Family Trust	96,095,920	11.51%	-	0.00%	100.00%
VSD Family Trust	75,630,620	9.06%	-	0.00%	100.00%
Satish Reddy Kallam (HUF)	27,618,385	3.31%	27,618,385	3.31%	0.00%
Gunupati Venkateswara Prasad (HUF)	12,717,090	1.52%	12,717,090	1.52%	0.00%
Satish Reddy Kallam (2)	10,107,505	1.21%	85,738,125	10.27%	-88.21%
Anuradha Gunupati	46,025	0.01%	46,025	0.01%	0.00%
Deepti Reddy Kallam	25,700	0.00%	25,700	0.00%	0.00%
G.V. Sanjana Reddy	25,700	0.00%	25,700	0.00%	0.00%
G. Mallika Reddy	25,695	0.00%	25,695	0.00%	0.00%
Sharathchandra Reddy Gunupati	13,000	0.00%	13,000	0.00%	0.00%
G V Prasad (2)	-	0.00%	96,095,920	11.52%	-100.00%

Promoter Name	As at March 31, 2025		As at March 31, 2024		% change during the year*
	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	No. of shares at the end of the year (of ₹ 5/- each)	% of Total Shares	
G V Prasad	96,095,920	11.52%	-	0.00%	100.00%
Satish Reddy Kallam	85,738,125	10.27%	901,002	0.54%	1803.17%
Satish Reddy Kallam (HUF)	27,618,385	3.31%	5,523,677	3.31%	0.00%
Gunupati Venkateswara Prasad (HUF)	12,717,090	1.52%	2,543,418	1.52%	0.00%
Anuradha Gunupati	46,025	0.01%	9,205	0.01%	0.00%
Deepti Reddy Kallam	25,700	0.00%	5,140	0.00%	0.00%
G.V. Sanjana Reddy	25,700	0.00%	5,140	0.00%	0.00%
G. Mallika Reddy	25,695	0.00%	5,139	0.00%	0.00%
Sharathchandra Reddy Gunupati	13,000	0.00%	2,600	0.00%	0.00%
APS Trust (1)	-	0.00%	34,345,308	20.59%	-100.00%
Samrajyam Reddy Kallam	-	0.00%	1,120,499	0.67%	-100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (Continued)

The percentage shareholding above has been computed considering the outstanding number of shares 834,656,970 and 834,455,365 as at March 31, 2026 and March 31, 2025, respectively.

** The outstanding number of shares as at March 31, 2024 and shares held during the year by respective promoters have been adjusted to give the the effect of stock split i.e., 1:5 for the computation of % change during the year ended March 31, 2025.*

(1) *On May 22, 2024, the APS Trust transferred 15,126,124 (prior to stock split) equity shares, representing 9.07% of outstanding equity shares, to Satish Reddy Kallam and 19,219,184 (prior to stock split) equity shares, representing 11.52% of outstanding equity shares, to G V Prasad. This change has not resulted in any change in the total promoter shareholding of the company. Further, there are no shares held by APS.*

(2) *Mr. K. Satish Reddy transferred 75,630,620 equity shares to the VSD Family Trust on September 17, 2025, and Mr. G.V. Prasad transferred 96,095,920 equity shares to the GVP Family Trust on September 17, 2025. This change has not resulted in any change in the total promoter shareholding of the company.*

2.11 Financial Liabilities

2.11 A. Non-current borrowings

Particulars	As at March 31, 2026	As at March 31, 2025
Unsecured		
Rupee term loan from bank (a and b)[1]	-	3,800
	-	**3,800**

2.11 B. Current borrowings

Particulars	As at March 31, 2026	As at March 31, 2025
From Banks		
Unsecured		
Pre-shipment credit (c and d)	19,600	32,855
Working capital borrowings (c and d)	39,535	5,129
Bank overdraft	-	61
Current maturities of Long term borrowings		
Unsecured		
Rupee term loan from bank (a and b) [1]	3,799	-
	62,935	**38,045**

(1) *The Rupee term loan obtained from a bank by the Company's subsidiary, Aurigene Pharmaceutical Services Limited is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenant is to be tested on an annual basis at the end of each financial year. As at March 31, 2026 and March 31, 2025, the Company is in compliance with the covenants and has no indication that it will have difficulty in complying with the same. The loan is due for repayment in June 2026 hence the same has been reclassified to current borrowings.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (Continued)

a) The interest rate profiles of long-term borrowings as at March 31, 2026 and March 31, 2025 were as follows:

Particulars	As at March 31, 2026		As at March 31, 2025	
	Currency	Interest Rate	Currency	Interest Rate
Long-term loans from banks	INR	3 months T-bill + 84 bps	INR	3 months T-bill + 84 bps

b) The aggregate maturities of long-term loans and borrowings, based on contractual maturities:

Particulars	As at March 31, 2026	As at March 31, 2025
Maturing in		
Less than 1 year	3,799	-
1-2 years	-	3,800
2-3 years	-	-
3-4 years	-	-
4-5 years	-	-
Thereafter	-	-
	3,799	**3,800**

c) Short-term borrowings primarily consist of "pre-shipment credit" drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

d) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at March 31, 2026		As at March 31, 2025	
	Currency[1]	Interest rate[2]	Currency[1]	Interest rate[2]
Other working capital borrowings/ Pre-shipment credit	USD	-	-	6 Month SOFR + 10 bps to 65 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	RUB	Key rate + 348 bps to 398 bps	RUB	Key rate + 470 bps to 590 bps
	BRL	CDI + 1.55%	BRL	CDI + 1.55%
	INR	T-bill + 35 bps to 55 bps Repo + 75 bps	INR	7.50% T-bill + 35 bps to 70 bps

(1) *"BRL" means Brazilian reals, "EUR" means Euro, "INR" means Indian rupees, "MXN" means Mexican pesos, "RUB" means Russian rubles and "U.S.$" means U.S. dollars.*

(2) *"CDI" means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), "Key rate" means the key interest rate published by the Central Bank of Russia, "REPO" means the "Repurchasing option" rate published by the Reserve Bank of India, "SOFR" means Secured Overnight Financing Rate, "T-bill" means India Treasury bill interest rate and "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).*

e) The Company had uncommitted lines of credit of ₹ 49,109 and ₹ 50,904 as of March 31, 2026 and March 31, 2025, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (Continued)

f) Reconciliation of liabilities arising from financing activities

During the year ended March 31, 2026

Particulars	Non-current borrowings	Current borrowings	Total
Opening balance	3,800	37,984	41,784
Borrowings made during the year	-	119,829	119,829
Borrowings repaid during the year	(1)	(99,572)	(99,573)
Current maturities of long term borrowings	(3,799)	3,799	-
Effect of changes in foreign exchange rates	-	895	895
Closing balance	**-**	**62,935**	**62,935**

During the year ended March 31, 2025

Particulars	Non-current borrowings	Current borrowings	Total
Opening balance	3,800	12,723	16,523
Borrowings made during the year [(1)]	-	80,646	80,646
Borrowings repaid during the year	-	(56,156)	(56,156)
Effect of changes in foreign exchange rates	-	771	771
Closing balance	**3,800**	**37,984**	**41,784**

[(1)] *Adjusted for Bank-overdraft of ₹ 61.*

2.11 C. Lease liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Non-current Lease liabilities		
Long-term maturities of lease obligation	12,203	4,064
	12,203	**4,064**
Current Lease liabilities		
Current maturities of lease obligation	2,203	857
	2,203	**857**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (Continued)

a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at March 31, 2026	As at March 31, 2025
Maturing in		
Less than 1 year	2,582	1,104
1-2 years	2,272	911
2-3 years	2,131	840
3-4 years	1,977	594
4-5 years	1,861	539
Thereafter	8,214	2,736
Total	**19,037**	**6,724**
Less : Finance component	(4,631)	(1,803)
	14,406	**4,921**

b) Reconciliation of lease liabilities arising from financing activities

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Opening balance	4,921	3,497
Recognition of right-of-use liability during the year	9,709	2,576
Payment of principal portion of lease liabilities	(1,263)	(1,294)
Effect of changes in foreign exchange rates	1,039	142
Closing balance	**14,406**	**4,921**

2.11 D. Other financial liabilities

Particulars	As at March 31, 2026	As at March 31, 2025
Non-current financial liabilities		
Capital creditors	432	198
	432	**198**
Current financial liabilities		
Accrued expenses	28,004	25,201
Capital creditors	3,026	9,039
DRHL Merger Payable a/c [(1)]	130	203
Trade and security deposits received	59	156
Unclaimed dividends[(2)]	73	80
Others [(3)]	8,793	5,019
	40,085	**39,698**

[(1)] *Represents balance portion of costs, charges and expenses relating to merger scheme to borne out of the surplus assets of DRHL including ₹59 tax refund received during the year ended March 31, 2025 for AY 21-22.*

[(2)] *Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.*

[(3)] *Others include tender rebates payable, book overdraft, liability towards Shelf stock adjustment (Refer to Note 2.14) and other liabilities linked to volume based arrangements. As of March 31, 2025, Others includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 2.39.B of these consolidated financial statements for further details.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 Financial Liabilities (Continued)

2.11 E. Trade payables

Particulars	As at March 31, 2026	As at March 31, 2025
Due to micro, small and medium enterprises (MSME)[(1)]	334	210
Other than micro, small and medium enterprises (Others)	30,045	26,268
	30,379	**26,478**

For details regarding the Company's exposure to currency and liquidity risks, "refer "Liquidity risk" under note 2.32 of these consolidated financial statements.

Trade payables and other financial liabilities includes amount due to related party ₹ 47 and ₹ 62 as on March 31, 2026 and March 31, 2025, refer note 2.25 of these consolidated financial statements.

[(1)] (a) *The principal amount remaining unpaid as at March 31, 2026 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹ 334 (March 31, 2025: ₹ 210). The interest amount computed based on the provisions under Section 16 of the MSMED is ₹ 0.18 (March 31, 2025: ₹ 0.00) is remaining unpaid as of March 31, 2026.*

(b) *The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (March 31, 2025: ₹ Nil).*

(c) *Dues to Micro and Small Enterprises have been determined to the extent such parties have been identified on the basis of information collected by the Management.*

Trade Payables ageing schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	334	-	-	-	334
(ii) Undisputed dues - others	28,500	786	11	154	29,451
(ii) Disputed dues - Others	-	-	-	594	594
Balance As at March 31, 2026	**28,834**	**786**	**11**	**748**	**30,379**

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) Undisputed dues - MSME	210	-	-	-	210
(ii) Undisputed dues - others	25,296	244	55	161	25,756
(ii) Disputed dues - Others	-	-	512	-	512
Balance As at March 31, 2025	**25,506**	**244**	**567**	**161**	**26,478**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Provisions

Particulars	As at March 31, 2026	As at March 31, 2025
A. Non-current provisions		
Provision for employee benefits		
Long service award benefit plan	95	32
Pension, seniority and severance indemnity plans	58	46
Compensated absences	76	64
Environmental liability[(a)(b)]	-	64
Legal and others	109	92
	338	**298**
B. Current provisions		
Provision for employee benefits		
Gratuity	153	603
Long service award benefit plan	31	95
Pension, seniority and severance indemnity plans	23	15
Compensated absences	942	875
Other provisions [(a)(b)]		
Refund liability	6,614	5,297
Legal and others	937	871
	8,700	**7,756**

a) Details of changes in other provisions during the year ended March 31, 2026 are as follows:

Particulars	Refund liability[(1)]	Environmental liability[(2)]	Legal and others[(3)]	Total
Balance at the beginning of the year	5,297	64	963	6,324
Provision made during the year, net of reversals	5,666	(64)	65	5,667
Provision used during the year	(4,816)	-	-	(4,816)
Effect of changes in foreign exchange rates	467	-	18	485
Balance at end of the year	**6,614**	**-**	**1,046**	**7,660**
Current	6,614	-	937	7,551
Non- current	-	-	109	109
	6,614	**-**	**1,046**	**7,660**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Provisions (Continued)

b) Details of changes in other provisions during the year ended March 31, 2025 are as follows:

Particulars	Refund liability[1]	Environmental liability[2]	Legal and others[3]	Total
Balance at the beginning of the year	4,579	61	804	5,444
Provision made during the year, net of reversals	4,784	-	159	4,943
Provision used during the year	(4,129)	-	-	(4,129)
Effect of changes in foreign exchange rates	63	3	-	66
Balance at end of the year	**5,297**	**64**	**963**	**6,324**
Current	5,297	-	871	6,168
Non- current	-	64	92	156
	5,297	**64**	**963**	**6,324**

[1] *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. Refer note 1.3 (n) of these consolidated financial statements for the Company's accounting policy on refund liability.*

[2] *As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of ₹39 (carrying value ₹64). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in the consolidated statements of financial position. During the year ended March 31, 2026, the Company was released from this obligation, resulting in the reversal of the environmental liability with a corresponding adjustment to the related indemnification asset.*

[3] *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer to Note 2.33 ("Contingencies") of these consolidated financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority and Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.13 Other liabilities

	Particulars	As at March 31, 2026	As at March 31, 2025
A.	**Non-current liabilities**		
	Deferred revenue[1]	2,436	1,162
	Cash settled ESOP Liability (Refer note 2.29)	349	202
	Other non-current liabilities	226	892
		3,011	**2,256**
B.	**Current liabilities**		
	Salary and bonus payable	4,533	5,209
	Cash settled ESOP Liability (Refer note 2.29)	198	420
	Statutory dues payable	5,418	4,947
	Deferred revenue[1]	260	421
	Advance from customers	1,321	1,562
	Others	191	631
		11,921	**13,190**

[1] *Refer note 2.14 for details of deferred revenue.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Sales [1]	326,213	316,320
Service income	5,217	5,426
License fees[2]	4,503	3,789
	335,933	**325,535**

[1] *During the three months ended March 31, 2026, the Company has recorded an amount of ₹ 4,530 million (USD 50 million) towards Shelf Stock Adjustment claim following reduction in the price of its generic product Lenalidomide in the United States. This amount is recorded as a reduction of "Revenue from sale of goods" in the Company's Global Generics Segment*

[2] *During the year ended March 31, 2025, the license fees includes an amount of ₹1,266 (U.S.$15) as a milestone payment received upon U.S. FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation. This transaction pertains to the Company's Others segment;*

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Global Generics	299,033	289,552
PSAI	34,773	33,846
Others	2,127	2,137
	335,933	**325,535**

Refer to Note 2.26 ("Segment reporting") for details on revenues by therapeutic area, and revenues by geography.

Details of significant gross to net adjustments relating to Company's North America Generics business (amounts in US$ millions)

A roll-forward for each major accrual for the Company's North America Generics business for the financial years ended March 31, 2026 and March 31, 2025 is as follows:

All values in US$ millions

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability[2]
Balance as at April 01, 2024	288	102	19	35
Current provisions relating to sales during the year	2,720	253	23	34
Provisions and adjustments relating to sales in prior years	-*	-	-	-
Credits and payments**	(2,665)	(252)	(29)	(27)
Balance as at March 31, 2025	**343**	**103**	**13**	**42**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (Continued)

All values in US$ millions

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability[2]
Balance as at April 01, 2025	343	103	13	42
Current provisions relating to sales during the year[1]	2,439	226	24	38
Provisions and adjustments relating to sales in prior years#	-	-	-	-
Credits and payments**	(2,506)	(237)	(27)	(33)
Balance as at March 31, 2026	**276**	**92**	**10**	**47**

** Rounded off to millions*

 # Currently, the Company does not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.0 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.

*** Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, Medicaid payments or refund liability.*

(1) *Chargebacks provisions and payments for the year ended March 31, 2026 were each lower as compared to the year ended March 31, 2025 primarily as a result of reduction in the invoice price to wholesalers for few of the Company's major products. This was offset to some extent due to higher pricing rates on account of reductions in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products.*

(2) *The Company's overall provision for refund liability as of March 31, 2026 relating to the Company's North America Generics business was U.S.$ 7, compared to a liability of U.S.$42 as of March 31, 2025. The refund liability created for new product launches and volume growth, were off-set by the reductions in the contract prices and by product mix changes*

The estimates of "gross-to-net" adjustments for the Company's operations in India and other countries outside of the United States relate mainly to refund liability in all such operations, and certain rebates to healthcare insurance providers are specific to the Company's German operations. The pattern of such refund liability is generally consistent with the Company's gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by the Company.

Details of refund liabilities:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	5,297	4,579
Provision made during the year, net of reversals	5,666	4,784
Provision used during the year	(4,816)	(4,129)
Effect of changes in foreign exchange rates	467	63
Balance at end of the year	**6,614**	**5,297**
Current	6,614	5,297
Non-current	-	-
	6,614	**5,297**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (Continued)

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (n) of these consolidated financial statements, the Company recognises an asset, (i.e., the right to the returned goods), which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on March 31, 2026 and March 31, 2025, the Company had ₹ 64 and ₹ 51, respectively, as contract assets representing the right to returned goods.

Details of contract liabilities:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Advance from customers	1,321	1,562
	1,321	**1,562**

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended March 31, 2026 and March 31, 2025:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Balance at the beginning of the year	1,583	1,567
Revenue recognised during the year	(653)	(1,799)
Milestone received during the year	1,766	1,815
Balance at end of the year	**2,696**	**1,583**
Current	260	421
Non-current	2,436	1,162
	2,696	**1,583**

2.15 Other operating income

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Sale of spent chemicals	385	437
Scrap sales	362	323
Miscellaneous income, net	322	144
	1,069	**904**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.16 Other income

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Interest income		
On fixed deposits	2,273	2,142
Others	1,453	535
Fair value gain on financial instruments measured at fair value through profit or loss[(1)]	2,359	3,554
Foreign exchange gain, net	1,765	1,322
Profit on disposal of property, plant and equipment and other intangible assets,net[(2)]	2,547	1,512
Miscellaneous income, net[(3)]	3,187	1,908
	13,584	**10,973**

[(1)] *Total Net gains on fair value changes includes net realised gain on sale of investments of ₹ 718 (31 March 2025: ₹3,203)*

[(2)] a. *In the year ended 31 March 2026, profit on disposal of property, plant and equipment and other intangible assets, net includes ₹ 1,890 million towards divestment of certain product related intangibles i.e., trademarks and marketing rights*

b. *In the year ended 31 March 2025, profit on disposal of property, plant and equipment and other intangible assets, net includes cumulative amount of foreign exchange gain of ₹ 1,493, reclassed from the foreign currency translation reserve, and a loss of ₹ 52 due to turnaround fees paid upon divestment of the membership interest in the subsidiary "Dr. Reddy's Laboratories Louisiana LLC".*

In addition to the above, in connection with this divestment the Company also has recognized an amount of ₹ 293, primarily comprising severance payments to employees in the consolidated profit or loss account. This transaction pertains to the Company's Global Generics Segment.

[(3)] *Miscellaneous income for the year ended March 31, 2026 includes ₹ 1,400 recognized pursuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom*

2.17 Changes in inventories of finished goods, work-in-progress and stock-in-trade :

Particulars	For the year ended March 31, 2026		For the year ended March 31, 2025	
Opening				
Work-in-progress	16,525		14,222	
Finished goods	21,462		19,869	
Stock-in-trade	6,933	**44,920**	5,382	**39,473**
Closing				
Work-in-progress	16,054		16,525	
Finished goods	23,436		21,462	
Stock-in-trade	9,666	**49,156**	6,933	**44,920**
(Increase)/Decrease in inventory		**(4,236)**		**(5,447)**

During the year ended March 31, 2026 and March 31, 2025, an amount of ₹ 1,181 and ₹ 3,331 representing government grants has been accounted for as a reduction from cost of material consumed respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.18 Employee benefits expense

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Salaries, wages and bonus	48,004	45,442
Contribution to provident and other funds (Refer Note 2.28)	5,942	4,507
Staff welfare expenses	5,340	5,055
Share-based payment expenses	623	796
	59,909	**55,800**

2.19 Depreciation and amortisation expense

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Depreciation of property, plant and equipment [(1)]	12,603	10,484
Amortisation of other intangible assets	7,985	6,553
	20,588	**17,037**

[(1)] *During the year ended March 31, 2026, the Company capitalized depreciation cost of ₹150 with respect to qualifying assets under Property, plant and equipment.*

2.20 Finance costs

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Interest on long-term borrowings	244	287
Interest on lease liabilities	800	391
Interest on other borrowings	2,694	2,151
	3,738	**2,829**

2.21 Other expenses

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Consumption of stores, spares and other materials	10,668	12,263
Clinical trials and other research and development expenses	5,997	7,695
Advertisements	5,262	3,346
Commission on sales	416	441
Carriage outward	6,743	7,569
Communication expenses	1,970	1,566
Other selling expenses (Refer note 2.33 - Indirect taxes related matters)	23,554	17,899
Legal and professional	7,892	9,363
Power and fuel	5,565	5,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Other expenses (Continued)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Repairs and maintenance		
Buildings	461	420
Plant and equipment	1,955	1,757
Others	3,346	3,497
Insurance	1,050	1,073
Travel and conveyance	3,393	3,323
Rent	486	543
Rates and taxes	1,543	2,051
Corporate social responsibility[(1)]	1,124	793
Donations[(2)]	23	478
Allowance for credit losses, net (Refer note 2.7 B)	346	159
Allowance for doubtful advances, net	344	2
Non-Executive Directors' remuneration	160	144
Auditors' remuneration (Refer note 2.23)	44	45
Other general expenses	4,306	3,624
	86,648	**83,676**

[(1)] **Details of corporate social responsibility expenditure in accordance with section 135 of the Companies Act, 2013:**

Particulars		For the year ended March 31, 2026	For the year ended March 31, 2025
i)	Amount required to be spent by the company during the year	1,122	793
ii)	Amount approved by board	1,124	793
iii)	Amount required to be set off for the financial year, if any	-	-
iv)	Total CSR obligation for the financial year	**1,124**	**793**
v)	Amount of expenditure incurred		
	(a) Construction/acquisition of any asset	-	2
	(b) On purposes other than (a) above	1,001	743
		1,001	**745**
vi)	Shortfall at the end of the year**	123	50
vii)	Total of previous years shortfall	-	-
viii)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
ix)	Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, relief and rural development projects	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.21 Other expenses (Continued)

Particulars		For the year ended March 31, 2026	For the year ended March 31, 2025
x)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[(1)]	744	626
xi)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[(1)] *Refer note 2.25 for Contributions towards social development.*

** Rounded off to miillion*

*** Total amount unspent for the year ended March 31, 2026 ₹ 123 has been transferred to Unspent CSR Account on April 15, 2026.*

[(2)] *Donations include Political contributions amounting to ₹ Nil (₹ 350) made to Prudent Electoral Trust for year ended March 31, 2026 and March 31, 2025 respectively.*

2.22 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Employee benefits expense (included in note 2.18)	6,450	6,333
Other expenses (included in note 2.21)		
Materials and consumables	8,262	9,853
Clinical trials and other research and development expenses	5,997	7,695
	20,709	**23,881**

2.23 Auditors' remuneration

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
As Auditor:		
Audit fees	29	30
Limited review	9	8
In Other Capacity:		
Other charges - Certification fees	2	3
Reimbursement of out of pocket expenses	4	4
	44	**45**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Earnings per share (EPS)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Earnings		
Profit attributable to equity shareholders of the Company	41,960	56,551
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	832,003,105	832,642,375
Effect of equity shares issued on exercise of stock options	437,482	308,301
Weighted average number of equity shares – Basic	**832,440,587**	**832,950,406**
Dilutive effect of stock options outstanding [(1)]	891,102	1,228,728
Weighted average number of equity shares – Diluted	**833,331,689**	**834,179,134**
Earnings per share of par value ₹1/- Basic (₹) [(2)]	50.41	67.89
Earnings per share of par value ₹ 1/- Diluted (₹) [(2)]	50.35	67.79

[(1)] *As at March 31, 2026 and March 31, 2025, 1,983,310 and 941,080 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

[(2)] *Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 2.10 of these consolidated financial statements for further details regarding such stock split.*

2.25 Related parties

a) **In accordance with the provisions of Ind AS 24, *Related Party Disclosures* and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.**

List of Key Managerial Personnel of the Company is as below:

1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Dr. K P Krishnan	Independent director
4.	Kalpana Morparia (till July 30, 2024)	Independent director
5.	Leo Puri	Independent director
6.	Penny Wan	Independent director
7.	Shikha Sharma	Independent director
8.	Arun Madhavan Kumar	Independent director
9.	Dr. Claudio Albrecht	Independent director
10.	Dr. Alpna Hansraj Seth	Independent director
11.	Sanjiv Soshil Mehta	Independent director
12.	Archana Bhaskar (till September 30, 2025)	Management council member
13.	Jayanth Sridhar, Global Head of Biologics (till 31 January 2026)	Management council member
14.	Deepak Sapra	Management council member
15.	Erez Israeli	Chief Executive Officer and Management council member
16.	Marc Kikuchi (till May 24, 2024)	Management council member

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (Continued)

17.	M V Ramana	Management council member
18.	Mannam Venkata Narasimham (w.e.f. August 01, 2024)	Chief Financial Officer and Management council member
19.	Parag Agarwal (till July 31, 2024)	Chief Financial Officer and Management council member
20.	Patrick Aghanian	Management council member
21.	Sanjay Sharma	Management council member
22.	Sushrut Kulkarni	Management council member
23.	Krishna Venkatesh	Management council member
24.	B Phanimitra	Management council member
25.	K Randhir Singh	Company secretary, Compliance officer and Head-CSR

b) **List of related parties with whom transactions have taken place during the current and/or previous year:**

1.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2.	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3.	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4.	K Samrajyam*	Mother of Chairman
5.	G Anuradha	Spouse of Co-chairman
6.	K Deepti Reddy	Spouse of Chairman
7.	G Mallika Reddy	Daughter of Co-chairman
8.	G V Sanjana Reddy	Daughter of Co-chairman
9.	Akhil Ravi	Son-in-law of Co-chairman
10.	Shravya Reddy Kallam	Daughter of Chairman
11.	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12.	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
13.	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
14.	AverQ Inc (till July 30, 2024)	Enterprise over which Key Managerial Personnel have significant influence
15.	Iosynth Labs Private Limited	Enterprise over which whole-time directors have significant influence
16.	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence
17.	Zenfold Sustainable Technologies Private Limited (w.e.f July 27, 2024)	Enterprise over which relative of a whole-time directors have significant influence

**Ceases to be related party upon their demise on February 19, 2025.*

Further, the Company contributes to the Dr. Reddy's Laboratories Gratuity Fund, which maintains the plan assets of the Company's Gratuity Plan for the benefit of its employees. Refer note 2.28 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

c) The following is a summary of significant related party transactions:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Research and development services received		
Dr.Reddy's Institute of Life Sciences	164	277
Purchase of goods		
Zenfold Sustainable Technologies Private Limited	88	58
Purchase / (Sale) of assets		
Dr Reddy's Institute of Life Sciences	-	(1)
Contributions towards social development		
Dr.Reddy's Foundation	744	626
Catering services		
Green Park Hospitality Services Private Limited	490	481
Facility management services		
Green Park Hospitality Services Private Limited	46	46
Hotel expenses		
Green Park Hotel and Resorts Limited	56	46
Stamlo Industries Limited	5	8
Total	**61**	**54**
Civil works		
Indus Projects Private Limited	262	380
Sales of goods		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	113	67
Kunshan Rotam Reddy Medicine Company Limited	77	-
Zenfold Sustainable Technologies Private Limited	8	8
Total	**198**	**75**
Lease rentals paid to		
K Satish Reddy	19	16
Relatives of Key Managerial Personnel	22	23
	41	**39**
Lease rentals received		
DRES Energy Private Limited	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (Continued)

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Purchase of Solar power		
DRES Energy Private Limited	130	138
Clean Renewable Energy KK 2A Private Limited	32	7
O2 Renewable Energy IX Private Limited	63	-
Total	**225**	**145**
Salaries to relatives of Key Managerial Personnel	28	21
Remuneration to Key Managerial Personnel		
Salaries and other benefits [(1)]	853	870
Contributions to defined contribution plans	53	37
Commission to directors	399	379
Share-based payments expense	174	179
Total	**1,479**	**1,465**
Investment made in Associate		
O2 Renewable Energy IX Private Limited	51	296
Clean Renewable Energy KK 2A Private Limited	-	21
Total	**51**	**317**

[(1)] *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.*

d) The Company has the following amounts due from/ to related parties:

Particulars	As at March 31, 2026	As at March 31, 2025
Due from related parties		
Key Managerial Personnel (towards rent deposits)	8	8
Kunshan Rotam Reddy Pharmaceuticals Company Limited	45	41
Kunshan Rotam Reddy Medicine Company Limited	62	-
DRES Energy Private Limited	-	1
Total	**115**	**50**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties (Continued)

Particulars	As at March 31, 2026	As at March 31, 2025
Due to related parties		
Zenfold Sustainable Technologies Private Limited	12	22
Green Park Hospitality Services Private Limited	-*	17
Indus Projects Private Limited	19	20
DRES Energy Private Limited	16	3
Green Park Hotels and Resorts Limited	-*	-*
Stamlo Industries Limited	-*	-*
Total	**47**	**62**

** Rounded off to millions.*

Terms and conditions of related parties

The related party transactions entered during the year ended March 31, 2026 and March 31, 2025 are in the ordinary course of business and on terms as applicable to third party in an arm's length transaction. Settlement of outstanding balances as at March 31, 2026 and March 31, 2025 occurs in cash.

2.26 Segment reporting

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments and does not review the total assets and liabilities of an operating segment. The office of Chief Executive Officer ("CEO") is the CODM of the Company.

The Company's reportable operating segments are as follows:

- Global Generics;
- Pharmaceutical Services and Active Ingredients ("PSAI");
- Others*

Global Generics: This segment consists of the Company's business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the "NRT Business") that the Company recently acquired is also included in this segment.

Pharmaceutical Services and Active Ingredients: This segment primarily consists of the Company's business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as "API", which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company's pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (Continued)

Others: This segment consists of the Company's other business operations, which includes the Company's wholly-owned subsidiaries, Aurigene Oncology Limited ("AOL") (formerly Aurigene Discovery Technologies Limited) and the company's Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment's revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company's consolidated financial statements.

Segment information:

Reportable segments	For the year ended March 31, 2026			
	Global Generics	PSAI	Others	Total
Revenue from operations	299,460	42,672	2,140	344,272
Less: Inter-segment revenue[(1)]		(7,270)		(7,270)
Revenue from operations	**299,460**	**35,402**	**2,140**	**337,002**
Gross profit	**169,696**	**6,002**	**1,582**	**177,280**
Less: Selling and other unallocable expense/ (income), net				1,23,486
Profit before tax and before share of equity accounted investees				**53,793**
Add: Share of profit of equity accounted investees				134
Profit before tax				**53,927**
Tax expense				12,351
Profit for the year				**41,576**

Reportable segments	For the year ended March 31, 2025			
	Global Generics	PSAI	Others	Total
Revenue from operations	289,810	43,868	2,150	335,828
Less: Inter-segment revenue [(1)]		(9,389)	-	(9,389)
Revenue from operations	**289,810**	**34,479**	**2,150**	**326,439**
Gross profit	**179,606**	**9,178**	**1,665**	**190,449**
Less: Selling and other unallocable expense/ (income), net				113,871
Profit before tax and before share of equity accounted investees				**76,578**
Add: Share of profit of equity accounted investees				217
Profit before tax				**76,795**
Tax expense				19,543
Profit for the year				**57,252**

[(1)] *Inter-segment revenue represents sale from PSAI to Global Generics at cost.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (Continued)

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income of ₹ 427 for year ended March 31, 2026 and ₹ 258 for year ended March 31, 2025 by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Oncology	63,131	85,798
Nervous System	61,292	43,345
Pain Management	30,114	27,552
Gastrointestinal	27,620	25,315
Cardiovascular	21,868	17,034
Respiratory	21,204	18,551
Anti-Infective	13,196	12,774
Diabetology	12,432	7,452
Hematology	8,346	8,628
Nutraceuticals	8,132	6,427
Dermatology	8,020	9,130
Others	23,678	27,546
Total	**299,033**	**289,552**

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income of ₹ 629 for year ended March 31, 2026 and ₹ 633 for year ended March 31, 2025 by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Cardiovascular	5,227	7,060
Oncology	5,176	3,398
Nervous System	4,087	3,722
Pain Management	3,930	3,668
Diabetology	1,808	2,039
Hematology	1,753	2,458
Anti-Infective	1,739	1,677
Gastrointestinal	919	1,220
Dermatology	561	742
Respiratory	541	667
Genitourinary	475	416
Others	8,557	6,779
Total	**34,773**	**33,846**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (Continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
United States	117,892	149,351
India	64,537	55,830
Russia	34,786	25,958
Others [(1)]	118,718	94,396
Total	**335,933**	**325,535**

[(1)] *Others include Germany, the United Kingdom, Ukraine, China, Canada, Brazil and other countries across the world.*

Analysis of assets by geography:

The following table shows the distribution of the Company's non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
India	140,471	121,176
Switzerland	76,868	73,535
United States	8,592	3,719
Germany	3,693	3,113
Others	15,769	12,949
Total	**245,393**	**214,492**

The following table shows the distribution of the Company's property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
India	32,150	31,448
Switzerland	2,802	61,867
United States	6,695	2,118
Others	2,054	3,948
Total	**43,701**	**99,381**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (Continued)

Analysis of depreciation and amortization, for arriving gross profit by reportable segments:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Global Generics	4,868	4,155
PSAI	3,718	2,936
Total	**8,586**	**7,091**

Information about major customers

There are no customers which individually accounted for more than 10% of the revenues during the year ended March 31, 2026 and March 31, 2025.

2.27 Description of the Group

A. Subsidiaries, step-down subsidiaries, joint ventures and other consolidating entities of the parent company are listed below:

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/ Indirect Ownership Interest
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100%[1]
Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)	India	100%
Aurigene Pharmaceutical Services Limited	India	100%[1]
beta Institut gemeinnützige GmbH	Germany	100%[6]
betapharm Arzneimittel GmbH	Germany	100%[6]
Cheminor Investments Limited	India	100%
Dr. Reddy's Farmaceutica Do Brasil Ltda.	Brazil	100%
Dr. Reddy's Laboratories (EU) Limited	United Kingdom	100%[7]
Dr. Reddy's Laboratories (Proprietary) Limited	South Africa	100%[7]
Dr. Reddy's Laboratories (UK) Limited	United Kingdom	100%[3]
Dr. Reddy's Laboratories Canada, Inc.	Canada	100%[7]
Dr. Reddy's Laboratories Chile SPA.	Chile	100%[7]
Dr. Reddy's Laboratories Inc.	U.S.A.	100%[7]
Dr. Reddy's Laboratories Japan KK	Japan	100%[7]
Dr. Reddy's Laboratories Kazakhstan LLP	Kazakhstan	100%[7]
Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	Malaysia	100%[7]
Dr. Reddy's Laboratories New York, LLC	U.S.A.	100%[4]
Dr. Reddy's Laboratories Philippines Inc.	Philippines	100%[7]
Dr. Reddy's Laboratories Romania Srl	Romania	100%[7]
Dr. Reddy's Laboratories SA	Switzerland	100%
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100%[7]
Dr. Reddy's Laboratories (Thailand) Limited	Thailand	100%[7]
Dr. Reddy's Laboratories LLC, Ukraine	Ukraine	100%[7]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (Continued)

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/ Indirect Ownership Interest
Dr. Reddy's New Zealand Limited.	New Zealand	100%[7]
Dr. Reddy's Srl	Italy	100%[8]
Dr. Reddy's Bio-Sciences Limited	India	100%
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100%[7]
Dr. Reddy's Laboratories SAS	Colombia	100%[7]
Dr. Reddy's Netherlands B.V. (formerly Dr. Reddy's Research and Development B.V.)	Netherlands	100%[9]
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	China	100%[7]
DRES Energy Private Limited	India	26%[10]
DRL Impex Limited	India	100%[11]
Dr. Reddy's Formulations Limited	India	100%
Idea2Enterprises (India) Pvt. Limited	India	100%
Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited) (Dissolved on August 05, 2025)	India	100%
Industrias Quimicas Falcon de Mexico, S.A. de CV	Mexico	100%
Kunshan Rotam Reddy Pharmaceutical Co. Limited	China	51.33%[2]
Lacock Holdings Limited	Cyprus	100%[7]
Dr. Reddy's Laboratories LLC	Russia	100%[7][14]
Promius Pharma LLC	U.S.A.	100%[4]
Reddy Holding GmbH	Germany	100%[7]
Reddy Netherlands B.V.	Netherlands	100%[7]
Reddy Pharma Iberia SAU	Spain	100%[7]
Reddy Pharma Italia S.R.L.	Italy	100%[5]
Reddy Pharma SAS	France	100%[7]
Svaas Wellness Limited (Divested on April 07, 2026)	India	100%
Nimbus Health GmbH	Germany	100%[6]
Dr. Reddy's Laboratories Jamaica Limited	Jamaica	100%[7]
O2 Renewable Energy IX Private Limited	India	26%[10]
Dr. Reddy's and Nestle Health Science Limited (Formerly, Dr. Reddy's Nutraceuticals Limited) (Refer note 2.39A of these consolidated financial statements for further details)	India	51%
Dr. Reddy's Employees ESOS Trust	India	Refer to below footnote[13]
Cheminor Employees Welfare Trust	India	Refer to below footnote[13]
Dr. Reddy's Research Foundation	India	Refer to below footnote[13]
Clean Renewable Energy KK 2A Private Limited (From July 31, 2024)	India	26.99%[10]
Northstar Switzerland SARL (From September 30, 2024)	Switzerland	100%[7]
North Star OpCo Limited (From September 30, 2024)	United Kingdom	100%[12]
North Star Sweden AB (From September 30, 2024)	Sweden	100%[12]
Dr. Reddy's Denmark ApS (From October 04, 2024)	Denmark	100%[7]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (Continued)

Name of the subsidiaries/associates/joint ventures	Country of Incorporation	Percentage of Direct/ Indirect Ownership Interest
Dr. Reddy's Finland Oy (From December 20, 2024)	Finland	100%[7]
Kunshan Rotam Reddy Medicine Company Limited	China	51.33%[2][15]
Dr. Reddy's Laboratories (Vietnam) Company Limited (From May 09, 2025)	Vietnam	100%[7]

[1] *Indirectly owned through Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited).*

[2] *Kunshan Rotam Reddy Pharmaceutical Co. Limited and Kunshan Rotam Reddy Medicine Company Limited are subsidiaries as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company's financial statements.*

[3] *Indirectly owned through Dr. Reddy's Laboratories (EU) Limited.*

[4] *Indirectly owned through Dr. Reddy's Laboratories Inc.*

[5] *Indirectly owned through Lacock Holdings Limited.*

[6] *Indirectly owned through Reddy Holding GmbH.*

[7] *Indirectly owned through Dr. Reddy's Laboratories SA.*

[8] *Indirectly owned through Reddy Pharma Italia S.R.L.*

[9] *Indirectly owned through Reddy Netherlands B.V.*

[10] *Accounted using equity method as per IAS 28, "Investments in Associates and Joint Ventures".*

[11] *Indirectly owned through Idea2Enterprises (India) Pvt. Limited.*

[12] *Indirectly owned through Northstar Switzerland SARL.*

[13] *The Company does not have any equity interests in this entity but has significant influence or control over it.*

[14] *45.19% held directly by Dr. Reddy's Laboratories Limited.*

[15] *Indirectly owned through Kunshan Rotam Reddy Pharmaceutical Co. Limited.*

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at March 31, 2026		For the year ended March 31, 2026					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Parent								
	Dr. Reddy's Laboratories Limited	82.04	313,656	77.44	32,197	(15.84)	(1,171)	60.36	31,026
	Subsidiaries								
	India								
1	Aurigene Oncology limited (Formerly, Aurigene Discovery Technologies Limited)	2.36	9,014	(0.56)	(233)	(0.35)	(26)	(0.53)	(259)
2	Cheminor Investments Limited	-	5	-	1	0.01	1	-	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (Continued)

Sl. No.	Name of the entity	As at March 31, 2026		For the year ended March 31, 2026					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
3	Dr. Reddy's Bio-Sciences Limited	0.08	299	0.02	9	0.01	1	0.02	10
4	DRL Impex Limited	-	3	0.01	3	0.01	1	0.01	4
5	Idea2Enterprises (India) Private Limited	0.41	1,567	0.02	10	0.01	1	0.02	11
6	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited)	-	-	-	-	0.01	1	-	1
7	SVAAS Wellness Limited	(0.05)	(183)	(0.06)	(25)	0.03	2	(0.05)	(23)
8	Aurigene Pharmaceutical Services Limited	1.29	4,922	3.16	1,313	(0.01)	(1)	2.68	1,312
9	Dr. Reddy's Formulations Limited	0.02	84	(0.15)	(63)	0.01	1	(0.13)	(62)
10	Dr. Reddy's and Nestle Health Science Limited (Formerly, Dr. Reddy's Nutraceuticals Limited)	1.88	7,181	(1.72)	(715)	0.07	5	(1.45)	(710)
	Foreign								
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	0.02	65	-	1	-	-	-	1
2	beta Institut gemeinnützige GmbH	(0.10)	(379)	(0.63)	(261)	(0.45)	(33)	(0.60)	(294)
3	betapharm Arzneimittel GmbH	0.10	368	0.26	107	1.19	88	0.40	195
4	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	0.08	311	0.05	21	0.50	37	0.12	58
5	Dr. Reddy's Farmaceutica Do Brasil Ltda.	0.18	697	0.46	192	1.33	98	0.59	290
6	Dr. Reddy's Laboratories (Australia) Pty. Limited	0.01	31	0.09	39	(0.07)	(5)	0.07	34
7	Dr. Reddy's Laboratories Canada Inc.	0.25	961	0.31	130	1.45	107	0.48	237
8	Dr. Reddy's Laboratories Chile SPA.	-	16	(0.05)	(21)	-	-	(0.04)	(21)
9	Dr. Reddy's Laboratories (EU) Limited	0.83	3,170	(2.42)	(1,007)	6.11	452	(1.13)	(555)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (Continued)

Sl. No.	Name of the entity	As at March 31, 2026		For the year ended March 31, 2026					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
10	Dr. Reddy's Laboratories Inc.	7.08	27,081	12.06	5,014	0.01	1	10.24	5,015
11	Dr. Reddy's Laboratories Japan KK	0.01	39	0.01	4	0.04	3	0.01	7
12	Dr. Reddy's Laboratories Kazakhstan LLP	0.15	590	(0.16)	(66)	0.89	66	-	-
13	Dr. Reddy's Laboratories LLC, Ukraine	0.25	946	0.26	109	0.54	40	0.30	149
14	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	0.07	269	0.29	121	0.31	23	0.29	144
15	Dr. Reddy's Laboratories New York, LLC	(0.03)	(104)	(3.27)	(1,358)	(0.20)	(15)	(2.80)	(1,373)
16	Dr. Reddy's Laboratories Philippines Inc.	(0.01)	(31)	(0.08)	(32)	-	-	(0.07)	(32)
17	Dr. Reddy's Laboratories (Proprietary) Limited	0.21	800	0.13	56	1.45	107	0.33	163
18	Dr. Reddy's Laboratories Romania Srl	0.56	2,139	1.09	452	3.04	225	1.38	677
19	Dr. Reddy's Laboratories SA	24.35	93,110	4.31	1,792	(52.13)	(3,854)	(4.21)	(2,062)
20	Dr. Reddy's Laboratories SAS	0.24	903	0.45	188	1.22	90	0.57	278
21	Dr. Reddy's Laboratories Taiwan Ltd.	0.01	31	-	1	0.05	4	0.01	5
22	Dr. Reddy's Laboratories (Thailand) Limited	0.10	367	0.10	40	0.60	44	0.17	84
23	Dr. Reddy's Laboratories (UK) Limited	2.03	7,759	2.96	1,231	10.62	785	4.12	2,016
24	Dr. Reddy's Netherlands B.V. (formerly Dr. Reddy's Research and Development B.V.)	0.69	2,655	0.95	396	4.80	355	1.53	751
25	Dr. Reddy's Srl	(0.14)	(546)	0.27	111	(1.41)	(104)	0.01	7
26	Dr. Reddy's New Zealand Limited	0.03	117	0.03	13	0.15	11	0.05	24
27	Industrias Quimicas Falcon de Mexico, S.A. de CV	0.84	3,196	(0.17)	(70)	9.24	683	1.25	613
28	Lacock Holdings Limited	0.12	462	-	(2)	0.04	3	-	1
29	Dr. Reddy's Laboratories LLC	3.59	13,717	1.92	797	17.69	1,308	4.30	2,105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (Continued)

Sl. No.	Name of the entity	As at March 31, 2026		For the year ended March 31, 2026					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
30	Promius Pharma LLC	-	11	0.02	7	(0.07)	(5)	-	2
31	Reddy Holding GmbH	8.66	33,122	4.93	2,051	10.74	794	5.81	2,845
32	Reddy Netherlands B.V.	(0.27)	(1,046)	(0.14)	(60)	(6.11)	(452)	(1.05)	(512)
33	Reddy Pharma Iberia SAU	0.09	345	0.11	45	0.69	51	0.20	96
34	Reddy Pharma Italia S.R.L	0.06	217	(0.01)	(3)	(0.89)	(66)	(0.14)	(69)
35	Reddy Pharma SAS	0.16	606	0.06	23	1.19	88	0.23	111
36	Nimbus Health GmbH	(0.02)	(66)	0.11	47	(0.34)	(25)	0.04	22
37	Dr. Reddy's Laboratories Jamaica Limited	0.09	345	-	1	0.38	28	0.06	29
38	Northstar Switzerland SARL	17.84	68,189	4.12	1,712	82.33	6,086	15.92	7,798
39	North Star OpCo Limited	0.17	632	0.84	348	0.91	67	0.85	415
40	North Star Sweden AB	-	8	-	1	-	-	-	1
41	Dr. Reddy's Denmark ApS	-	15	0.10	40	(0.14)	(10)	0.06	30
42	Dr. Reddy's Finland Oy	-	-	-	-	0.01	1	-	1
43	Dr. Reddy's Laboratories Vietnam	0.01	39	(0.02)	(7)	-	-	(0.01)	(7)

Sl. No.	Name of the entity	As at March 31, 2026		For the year ended March 31, 2026					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Joint ventures								
	Foreign								
1	Kunshan Rotam Reddy Pharmaceutical Company Limited	-	-	0.37	155	1.08	80	0.48	235
2	Kunshan Rotam Reddy Medical Company Limited	-	-	-	-	-	-	-	-
	India								
1	DRES Energy Private Limited	-	-	-	(1)	-	-	-	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (Continued)

Sl. No.	Name of the entity	As at March 31, 2026		For the year ended March 31, 2026					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Associates								
1	Clean Renewable Energy KK 2A Private Limited	-	-	(0.01)	(3)	-	-	(0.01)	(3)
2	O2 Renewable Energy IX Private Limited	-	-	(0.05)	(20)	-	-	(0.04)	(20)
	Other consolidating entities								
	India								
1	Cheminor Employees Welfare Trust	0.10	365	0.03	13	-	-	0.03	13
2	Dr. Reddy's Research Foundation	-	7	-	1	-	-	-	1
	Sub total	**156.44**	**598,077**	**107.84**	**44,485**	**80.75**	**5,971**	**103.73**	**50,816**
	Less: Effect of intercompany adjustments / elimination	(56.44)	(215,768)	(7.84)	(3,269)	19.25	1,421	(3.73)	(1,848)
	Total	**100.00**	**382,309**	**100.00**	**41,576**	**100.00**	**7,392**	**100.00**	**48,968**

Note: Net assets and share in profit or loss for the Parent Company, subsidiaries, joint ventures and other consolidating entities are as per the standalone financial statements of the respective entities.

2.28 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended March 31, 2026 and March 31, 2025 amounted to ₹ 59,909 and ₹ 55,800, respectively.

Gratuity benefits provided by the parent company:

In accordance with applicable Indian laws, the parent company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 01, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (Continued)

The components of gratuity cost recognised in the consolidated statement of profit and loss for the years ended March 31, 2026 and March 31, 2025 consist of the following

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Current service cost	512	432
Interest on defined benefit liability	27	19
Past Service cost (refer note 2.37)	901	-
Gratuity cost recognised in consolidated statement of profit and loss	**1,440**	**451**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at March 31, 2026	As at March 31, 2025
Present value of funded obligations	4,965	3,863
Fair value of plan assets	(4,981)	(3,339)
Net defined benefit liability/(Asset) recognised	**(16)**	**524**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Defined benefit obligations at the beginning of the year	3,863	3,404
Current service cost	512	432
Interest on defined obligations	256	225
Past Service cost	901	-
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(109)	102
Actuarial loss/(gain) due to demographic assumptions	92	(35)
Actuarial loss/(gain) due to experience changes	(63)	72
Benefits paid	(484)	(330)
Liabilities transferred*	(3)	(7)
Defined benefit obligations at the end of the year	**4,965**	**3,863**

* *Liabilities transferred: During the year ended March 31, 2026 and March 31, 2025 amount of ₹ 3 and ₹ 7 respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (Continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Fair value of plan assets at the beginning of the year	3,339	3,064
Employer contributions	1,844	362
Interest on plan assets	229	206
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	54	37
Benefits paid	(484)	(330)
Assets transferred*	(1)	-
Plan assets at the end of the year	**4,981**	**3,339**

* *Assets transferred: During the year ended March 31, 2026 and March 31, 2025 amount of ₹ 1 and ₹ Nil respectively represents transfer of liabilities on account of transfer for employees between the parent company and its subsidiaries.*

Sensitivity Analysis:

Particulars	As at March 31, 2026	As at March 31, 2025
Defined benefit obligation without effect of projected salary growth	3,212	2,618
Add: Effect of salary growth	1,753	1,245
Defined benefit obligation with projected salary growth	4,965	3,863
Defined benefit obligation, using discount rate minus 50 basis points	5,123	3,967
Defined benefit obligation, using discount rate plus 50 basis points	4,815	3,762
Defined benefit obligation, using salary growth rate plus 50 basis points	5,121	3,970
Defined benefit obligation, using salary growth rate minus 50 basis points	4,816	3,761

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Discount rate	6.90%	6.65%
Rate of compensation increase	8.00%	8.10%

Contributions: The Company expects to contribute ₹580 to the Gratuity Plan during the year ending March 31, 2027.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation as of March 31, 2026 and March 31, 2025, by asset category, was as follows:

Particulars	As at March 31, 2026	As at March 31, 2025
Funds managed by insurers	100%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (Continued)

The expected future cash flows in respect of gratuity as at March 31, 2026 are as follows:

Particulars	Amount
Expected contributions	
During the year ended March 31, 2027 (estimated)	-
Expected future benefit payments	
March 31, 2028	743
March 31, 2029	709
March 31, 2030	633
March 31, 2031	570
March 31, 2032	507
Thereafter	5,175

The weighted average duration to the payment of these cash flows at the year ended March 31, 2026 is 6.19 years (March 31, 2025 : 5.40 years)

The expected future cash flows in respect of gratuity as at March 31, 2025 are as follows:

Particulars	Amount
Expected contributions	
During the year ended March 31, 2026 (estimated)	91
Expected future benefit payments	
March 31, 2027	674
March 31, 2028	586
March 31, 2029	552
March 31, 2030	521
March 31, 2031	439
Thereafter	3,148

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 1,594 and ₹ 1,464 to the provident fund plan during the years ended March 31, 2026 and March 31, 2025, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions.
The Company contributed ₹ 142 and ₹ 151 to the superannuation plan during the years ended March 31, 2026 and March 31, 2025, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (Continued)

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed ₹ 163 and ₹ 241 to the 401(k)-retirement savings plan during the years ended March 31, 2026 and March 31, 2025, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 194 and ₹ 293 to the National Insurance during the years ended March 31, 2026 and March 31, 2025, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 1,018 and ₹ 939 as at March 31, 2026 and March 31, 2025, respectively.

Refer note 2.37 for Impact of the New Labour Codes.

2.29 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan, 2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees").
The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from the vesting date.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on July 28, 2004 and on July 27, 2005, provides for stock option grants in two categories:

Category A: 1,500,000 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 9,977,390 stock options out of the total of 11,477,390 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e.,₹ 1 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (Continued)

After the stock split effected in the form of a stock dividend issued by the Company in August 2006 and October 2024, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	1,500,000	9,977,390	11,477,390
Options exercised prior to stock dividend date (A)	470,305	738,965	1,209,270
Balance of shares that can be allotted on exercise of options (B)	1,029,695	9,238,425	10,268,120
Options arising from stock dividend (C)	1,029,695	9,238,425	10,268,120
Options reserved after stock dividend (A+B+C)	**2,529,695**	**19,215,815**	**21,745,510**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of January 29, 2012 by the shareholders at the Company's Annual General Meeting held on July 20, 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended March 31, 2026 and March 31, 2025 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended March 31, 2026 and March 31, 2025 and there were no stock options outstanding under this category as of March 31, 2026 and March 31, 2025.

Category B — Par Value Options: Stock options activity under this category during the years ended March 31, 2026 and 2025 was as set forth in the below table after giving effect of stock split in October 2024.

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price(₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	313,790	1.00	1.00	44
Expired/forfeited during the year	(3,910)	1.00	1.00	
Exercised during the year	(128,895)	1.00	1.00	
Outstanding at the end of the year	**180,985**	**1.00**	**1.00**	**32**
Exercisable at the end of the year	**167,660**	**1.00**	**1.00**	**29**

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices (₹)	Weighted average exercise price(₹)	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	501,045	1.00	1.00	55
Expired/forfeited during the year	(21,435)	1.00	1.00	-
Exercised during the year	(165,820)	1.00	1.00	-
Outstanding at the end of the year	**313,790**	**1.00**	**1.00**	**44**
Exercisable at the end of the year	**245,745**	**1.00**	**1.00**	**38**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (Continued)

The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,283, and ₹1,242 per share, respectively.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan")

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years from vesting date.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 1,913,475 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 5,740,420 stock options out of the total of 7,653,895 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 1 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended March 31, 2026 and 2025 was as follows after giving effect to the stock split in October 2024:

Category A -Fair Market Value Options

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,015,295	521.40 to 1,270.00	971.50	70
Granted during the year	353,057	1,162.00	1,162.00	96
Expired/forfeited during the year	(7,055)	981.40 & 1,060.20	985.42	-
Exercised during the year	(46,405)	521.40 to 1,060.20	694.26	-
Outstanding at the end of the year	**1,314,892**	**562.80 to 1,270.00**	**1032.36**	**66**
Exercisable at the end of the year	**388,360**	**562.80 to 1,171.20**	**789.96**	**48**

Category A - Fair Market Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	1,080,420	521.40 to 1,171.20	845.25	72
Granted during the year	272,310	1,270.00	1,270.00	96
Expired/forfeited during the year	(232,970)	562.80 to 1,270.00	828.05	-
Exercised during the year	(104,465)	521.40 to 1,060.20	763.78	-
Outstanding at the end of the year	**1,015,295**	**521.40 to 1,270.00**	**971.50**	**70**
Exercisable at the end of the year	**57,945**	**521.40 to 1,171.20**	**728.47**	**33**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (Continued)

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was ₹ 388 and ₹ 455 per option, respectively. The weighted average share prices on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,306 and ₹ 1,383 per share, respectively.

Category B — Par Value Options

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	124,940	1.00	1.00	43
Expired/forfeited during the year	(9,725)	1.00	1.00	-
Exercised during the year	(26,305)	1.00	1.00	-
Outstanding at the end of the year	**88,910**	**1.00**	**1.00**	**34**
Exercisable at the end of the year	**88,910**	**1.00**	**1.00**	**34**

Category B — Par Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	302,575	1.00	1.00	61
Expired/forfeited during the year	(83,885)	1.00	1.00	-
Exercised during the year	(93,750)	1.00	1.00	-
Outstanding at the end of the year	**124,940**	**1.00**	**1.00**	**43**
Exercisable at the end of the year	**71,130**	**1.00**	**1.00**	**29**

The weighted average grant date fair value of options granted during the years ended March 31, 2026 and 2025 was ₹ Nil and ₹ Nil, respectively. The weighted average share price on the date of allotment of options during the years ended March 31, 2026 and 2025 was ₹ 1,329 and ₹ 1,363 per share, respectively.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan")

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years from vesting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (Continued)

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant are as follows after giving effect of stock split in October 2024:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	12,500,000	7,500,000	20,000,000
Options reserved against ADRs	-	5,000,000	5,000,000
Total	**12,500,000**	**12,500,000**	**25,000,000**

The outstanding shares purchased from secondary market as of March 31,2026 and 2025, are 1,965,575 and 2,452,260 shares for an aggregate consideration of ₹ 1,815 and ₹ 2,264, respectively.

Stock option activity under the DRL 2018 Plan during the years ended March 31, 2026 and 2025 was as follows:

Fair Market Value Options

Particulars	For the year ended March 31, 2026			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,399,070	521.40 to 1,274.00	959.34	67
Granted during the year	915,763	1,162.00	1,162.00	96
Expired/forfeited during the year	(371,675)	521.40 to 1,270.00	1,093.04	-
Exercised during the year	(486,685)	521.40 to 1,060.20	750.23	-
Outstanding at the end of the year	**2,456,473**	**521.40 to 1,274.00**	**1,056.09**	**67**
Exercisable at the end of the year	**536,635**	**521.40 to 1,274.00**	**757.05**	**38**

Fair Market Value Options

Particulars	For the year ended March 31, 2025			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	2,087,265	521.40 to 1,102.80	832.80	70
Granted during the year	706,670	1,270.00 & 1,274.00	1,270.00	96
Expired/forfeited during the year	(229,680)	521.40 to 1,270.00	956.89	-
Exercised during the year	(165,185)	521.40 to 1,060.20	692.69	-
Outstanding at the end of the year	**2,399,070**	**521.40 to 1,274.00**	**959.34**	**67**
Exercisable at the end of the year	**366,420**	**521.40 to 1,102.80**	**671.61**	**31**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (Continued)

The weighted average grant date fair value of options granted during the years ended March 31,2026 and 2025 was ₹ 388 and ₹454 per option, respectively. The weighted average share price on the date of allotment of options during the years ended March 31,2026 and 2025 was ₹ 1,262 and ₹1,290 per share, respectively.

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or “option life”) is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company’s publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company’s control.

As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognized in the consolidated income statement on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on			
	May 09,2025	November 04, 2024	May 06, 2024	May 06, 2024
Expected volatility	24.99%	23.89%	24.65%	25.47%
Exercise price	₹ 1,162.00	₹ 1,274.00	₹ 1,270.00	₹ 1,270.00
Option life	5.5 Years	5.0 Years	4.5 Years	5.5 Years
Risk-free interest rate	6.16%	6.79%	7.18%	7.19%
Expected dividends	0.69%	0.63%	0.64%	0.64%
Grant date share price	₹ 1,155.90	₹ 1,268.30	₹ 1,258.69	₹ 1,258.69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (Continued)

Share-based payment expense

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Equity settled share-based payment expense[1]	326	424
Cash settled share-based payment expense[2]	297	372
	623	**796**

(1) *As of March 31, 2026 and 2025, there was ₹ 433 and ₹430, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.72 years and 1.68 years, respectively.*

(2) *Certain of the Company's employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of March 31, 2026, and 2025, there was ₹396 and ₹ 366, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.87 years and 1.57 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

2.30 Income taxes

a) Income tax expense/(benefit) recognised in the consolidated statement of profit and loss

Income tax expense recognised in the consolidated statement of profit and loss consists of the following:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Current taxes		
Domestic	9,599	17,910
Foreign	4,346	4,671
	13,945	**22,581**
Deferred taxes		
Domestic	942	(1,074)
Foreign	(2,536)	(1,964)
	(1,594)	**(3,038)**
Total income tax expense recognised in the consolidated statement of profit and loss	**12,351**	**19,543**

b) Income tax expense/(benefit) recognised directly in Other Comprehensive income/(loss)

Income tax expense/(benefit) recognised directly in Other Comprehensive income/(loss) consist of the following:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Tax effect on effective portion of change in fair value of cash flow hedges	(392)	58
Tax effect on actuarial gains/losses on defined benefit obligations	56	(24)
Total income tax (benefit) recognised in the other Comprehensive income/(loss)	**(336)**	**34**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (Continued)

c) Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended March 31, 2026 and March 31, 2025:

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Profit before income taxes	53,927	76,795
Enacted tax rate in India	25.17%	25.17%
Computed expected tax expense	**13,573**	**19,329**
Effect of:		
Differences between Indian and foreign tax rates	(384)	(241)
Unrecognised deferred tax assets/(recognition of previously Unrecognised deferred tax assets), net	(267)	2
Expenses not deductible for tax purposes	921	860
Income exempt from income taxes	(199)	(483)
Foreign exchange differences	(424)	(124)
Reversal of deferred tax asset on indexation of land	-	473
Income from sale of capital assets	(53)	(242)
Others	(816)	(31)
Income tax expense	**12,351**	**19,543**
Effective tax rate	**22.90%**	**25.45%**

The Company's effective tax rate for the year ended March 31, 2026, was lower as compared to the year ended March 31, 2025. This was primarily on account of

a) an increase in the proportion of the Company's profits coming from lower tax jurisdictions and a increase in the proportion of profits from lower tax jurisdictions for the period ended March 31, 2026, as compared to the period ended March 31, 2025.

b) reversal of deferred tax on Indexation of land during the year ended March 31, 2025; and

c) the recognition of a previously unrecognized deferred tax asset on operating tax losses, during the year ended March 31, 2026.

The Company's effective tax rate for the year ended March 31, 2025, was higher as compared to the year ended March 31, 2024. This increase was primarily on account of:

a) the reversal of a previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India;

b) the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy's Laboratories SA, Switzerland during the year ended March 31, 2024; and

c) an increase in the proportion of the Company's profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended March 31, 2025, as compared to the period ended March 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (Continued)

d) Unrecognised deferred tax assets and liabilities

The details of unrecognized deferred tax assets and liabilities are summarized below:

Particulars	As at March 31, 2026	As at March 31, 2025
Deductible temporary differences, net	₹ 303	₹ 217
Operating tax loss carry-forward	1,457	1,587
	₹ 1,760	**₹ 1,804**

Deferred tax liability is not provided on undistributed earnings of ₹ 50,615 and ₹ 44,950 as of March 31, 2026 and 2025, respectively of subsidiaries and joint ventures, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

e) Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at March 31, 2026		As at March 31, 2025	
	Asset	Liability	Asset	Liability
Deferred tax assets/(liabilities):				
Inventories	6,677	(41)	4,658	(41)
Trade receivables	8,494	(285)	7,261	(258)
Right of use asset	-	(3,117)	-	(1,102)
Operating tax loss and interest loss carry-forward	3,191	-	2,844	-
Current liabilities and provisions	2,555	(90)	2,100	(34)
Property, plant and equipment	-	(14,024)	1,022	(12,980)
Lease liability	3,518	-	1,205	-
Investments	46	(889)	43	(472)
Others	709	(21)	257	(216)
Deferred tax assets/(liabilities)	**25,190**	**(18,467)**	**19,390**	**(15,103)**
Set-off of taxes	(3,000)	3,000	(1,065)	1,065
Net deferred tax assets/(liabilities)	**22,190**	**(15,467)**	**18,325**	**(14,038)**

In assessing whether the deferred tax assets will be realized, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognized deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (Continued)

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2026 through 2041.

f) Movement in deferred tax assets and liabilities during the years ended March 31, 2026 and March 31, 2025

The details of movement in deferred tax assets and liabilities are summarised below:

Particulars	As at April 01, 2025	Recognised in the consolidated statement of profit and loss /FCTR*	Recognised in Other Comprehensive income/(loss)	Recognized on business combination (Refer Note 2.39)	As at March 31, 2026
Deferred tax assets/(liabilities)					
Inventories	4,617	2,019	-	-	6,636
Trade receivables	7,003	1,206	-	-	8,209
Right of use asset	(1,102)	(2,015)	-	-	(3,117)
Operating/other tax loss carry-forward	2,844	347	-	-	3,191
Current liabilities and provisions	2,067	62	336	-	2,465
Property, plant and equipment	(11,958)	(2,066)	-	-	(14,024)
Lease liability	1,205	2,313	-	-	3,518
Investments	(429)	(414)	-	-	(843)
Others	40	648	-	-	688
Net deferred tax assets	**4,287**	**2,100**	**336**	**-**	**6,723**

Particulars	As at April 01, 2024	Recognised in the consolidated statement of profit and loss /FCTR*	Recognised in Other Comprehensive income/(loss)	Recognized on business combination (Refer Note 2.39)	As at March 31, 2025
Deferred tax assets/(liabilities)					
Inventories	4,364	253	-	-	4,617
Trade receivables	4,522	2,481	-	-	7,003
Right of use asset	(750)	(352)	-	-	(1,102)
Operating/other tax loss carry-forward	2,426	418	-	-	2,844
Current liabilities and provisions	2,169	(68)	(34)	-	2,067
Property, plant and equipment	(3,540)	65	-	(8,483)	(11,958)
Lease liability	854	351	-	-	1,205
Investments	(424)	(5)	-	-	(429)
Others	116	(76)	-	-	40
Net deferred tax assets	**9,737**	**3,067**	**(34)**	**(8,483)**	**4,287**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (Continued)

* The amounts recognized in the consolidated statement of profit and loss/FCTR for the years ended March 31, 2026 and 2025 include ₹ 506 and ₹ 29, respectively, which represent exchange differences arising due to foreign currency translations.

g) Uncertain tax positions– Tax litigations

The Company is contesting various disallowances by the Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by tax authorities is ₹ 2,935 and ₹ 2,875 as of March 31, 2026 and 2025, respectively. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2026.

h) Assessment of exposure to Pillar Two rules

Legislation to implement the Pillar Two model rules of the OECD has been enacted or substantively enacted in certain jurisdictions where the Company operates. The legislation is effective for the Company's reporting year beginning April 01, 2024. The Company is within the scope of the enacted or substantively enacted legislation.

The Company's assessment of the potential exposure to Pillar Two income taxes is based on the most recent country-by-country reporting, income tax returns and financial statements of the constituent entities within the Company.

Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%, and thus Pillar Two income taxes would not apply. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is lower than 15%. This amendment had no material impact on these consolidated financial statements.

2.31 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at March 31, 2026 and March 31, 2025 were as follows:

Particulars	Category	As at March 31, 2026		As at March 31, 2025	
		Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets					
Cash and cash equivalents	Amortised Cost	15,368	15,368	14,654	14,654
Other bank balances	Amortised Cost	18,119	18,119	9,948	9,948
Investments [(1)]	Refer Note 2.7 A	47,175	47,175	35,700	35,700
Trade receivables	Amortised Cost	101,234	101,234	90,420	90,420
Derivative instruments	FVTPL	155	155	557	557
Other financial assets	Amortised Cost	25,172	25,172	12,017	12,017
Total		**207,223**	**207,223**	**163,296**	**163,296**
Financial liabilities					
Trade payables	Amortised Cost	30,379	30,379	26,478	26,478
Long-term borrowings	Amortised Cost	-	-	3,800	3,800
Short-term borrowings	Amortised Cost	62,935	62,935	38,045	38,045
Lease liabilities	Amortised Cost	14,406	14,406	4,921	4,921
Derivative instruments	FVTPL	6,898	6,898	1,286	1,286
Other financial liabilities	Amortised Cost	40,517	40,517	39,896	39,896
Total		**155,135**	**155,135**	**114,426**	**114,426**

(1) *Interest accrued but not due on investments is included in other financial assets.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (Continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2026:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	35,912	-	-	**35,912**
FVTPL - Financial asset - Investment in limited liability partnership firm[(2)]	-	-	1,449	**1,449**
FVTPL - Financial asset - Investment in equity securities	816	-	-	**816**
FVTPL - Financial asset - Investment in Others	-	-	472	**472**
FVTOCI - Financial asset - Investment in equity securities	14	-	1	**15**
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[(1)]	-	(6,743)	-	**(6,743)**
FVTPL – Financial liability – Contingent consideration	-	-	(220)	**(220)**

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	33,186	-	-	**33,186**
FVTPL - Financial asset - Investment in limited liability partnership firm[(2)]	-	-	1,123	**1,123**
FVTPL - Financial asset - Investment in equity securities	87		1	**88**
FVTPL - Financial asset - Investment in Others	-	-	219	**219**
FVTOCI – Financial asset – Investment in market linked debentures	49	-	-	**49**
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[(1)]	-	(729)	-	**(729)**
FVTPL – Financial liability – Contingent consideration	-	-	(2,916)	**(2,916)**

(1) *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

(2) *Fair value of these instruments is determined based on independent valuation report, which considers net asset value method.*

As at March 31, 2026 and March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (Continued)

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 155 and ₹6,898, respectively, as at March 31, 2026 as compared to derivative financial asset and derivative financial liability of ₹ 557 and ₹ 1,286, respectively, as at March 31, 2025 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts to hedge highly probable forecast transactions during the applicable year ended :

Particulars	For the year ended March 31, 2026	For the year ended March 31, 2025
Net (loss) recognised as a part of consolidated statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts.	(249)	(64)
Net gain/ (loss) recognised in OCI in respect of hedges of highly probable forecast transactions.	(1,663)	2,432
Net (loss)/ gain reclassified from OCI and recognised as component of revenue occurrence of forecasted transaction	(2,973)	(759)

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a loss of ₹ 1,555 as at March 31, 2026, as compared to a gain of ₹ 143 as at March 31, 2025.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at March 31, 2026:

Category	Instrument	Currency[(1)]	Cross Currency[(1)]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	CAD	INR	CAD 11	Sell
	Forward contract	US$	INR	US$ 914	Sell
	Forward contract	ZAR	INR	ZAR 231	Sell
	Forward contract	GBP	INR	GBP 11	Sell
	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	EUR	INR	EUR 26	Sell
	Forward contract	US$	MXN	US$ 13	Sell
	Forward contract	US$	BRL	US$ (17)	Buy
	Forward contract	US$	CLP	US$ (4)	Buy
	Forward contract	US$	COP	US$ (3)	Buy
	Forward contract	US$	KZT	US$ (12)	Buy
	Forward contract	RUB	US$	RUB 1,000	Sell
	Forward contract	AUD	GBP	AUD 8	Sell
	Forward contract	EUR	DKK	EUR 3	Sell
	Forward contract	EUR	US$	EUR (65)	Buy
	Forward contract	US$	DKK	US$ (28)	Buy
	Forward contract	GBP	US$	GBP (19)	Buy
	Forward contract	AUD	US$	AUD 27	Sell

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (Continued)

Category	Instrument	Currency[(1)]	Cross Currency[(1)]	Amounts in millions	Buy/Sell
	Forward contract	US$	RON	US$ (23)	Buy
	Forward contract	US$	CAD	US$ (15)	Buy
Hedges of highly probable forecasted transactions	Currency swap	US$	INR	US$ 100	Swap
	Forward contract	US$	INR	US$ 228	Sell
	Forward contract	RUB	US$	RUB 1,610	Sell
	Forward contract	BRL	US$	US$ 5	Sell
	Option contract	US$	INR	US$ 255	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at March 31, 2025:

Category	Instrument	Currency[(1)]	Cross Currency[(1)]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	CAD	INR	CAD 1	Sell
	Forward contract	US$	INR	US$ 842	Sell
	Forward contract	ZAR	INR	ZAR 216	Sell
	Forward contract	GBP	INR	GBP 10	Sell
	Forward contract	AUD	INR	AUD 8	Sell
	Forward contract	EUR	INR	EUR 12	Sell
	Forward contract	US$	BRL	USD (10)	Buy
	Forward contract	US$	CLP	US$ (4)	Buy
	Forward contract	US$	COP	US$ (9)	Buy
	Forward contract	US$	KZT	US$ (8)	Buy
	Forward contract	RUB	US$	RUB 3,700	Sell
	Forward contract	EUR	US$	EUR (78)	Buy
	Forward contract	GBP	US$	GBP (31)	Buy
	Forward contract	US$	AUD	US$ (4)	Buy
	Forward contract	US$	RON	US$ (15)	Buy
Hedges of highly probable forecast transactions	Currency swap	US$	INR	US$ 100	Sell
	Forward contract	US$	INR	US$ 30	Sell
	Forward contract	RUB	US$	RUB 2,500	Sell
	Forward contract	BRL	US$	BRL 106	Sell
	Option contract	US$	INR	US$ 771	Sell

(1) *"INR" means Indian Rupees, "US$" means United States dollars, "CAD" means Canadian dollars ,"RON" means Romanian new leus, "GBP" means U.K. pounds sterling, "AUD" means Australian dollars, "ZAR" means South African rands, "EUR" means Euros, "BRL" means Brazilian reals, "CLP" means Chilean pesos, "COP" means Colombian pesos, "KZT" means Kazakhstani tenges, and "RUB" means Russian roubles.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (Continued)

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at March 31, 2026	As at March 31, 2025
Cash flows in United States dollars		
Not later than one month	4,770	6,535
Later than one month and not later than three months	9,996	13,069
Later than three months and not later than six months	11,949	18,616
Later than six months and not later than one year	19,062	30,258
	45,777	**68,478**
Cash flows in Russian Roubles		
Not later than one month	419	716
Later than one month and not later than three months	1,455	1,841
	1,874	**2,557**
Cash flows in Brazilian Reals		
Not later than one month	90	264
Later than one month and not later than three months	-	532
Later than three months and not later than six months	-	789
	90	**1,585**

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any significant long term borrowings. Hence, the interest rate risk on borrowings is not significant.

2.32 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (Continued)

Austrailian dollars and Euros) and foreign currency borrowings (in United States dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.31 to these consolidated financial statements.

In respect of the Company's forward and option contracts, a 10% increase/(decrease) in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- ₹ 4,059/(3,688) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 7,294/(7,192) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2026;
- ₹ 6,053/(6,184) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 5,927/(5,927) increase/(decrease) in the Company's profit from such contracts, as at March 31, 2025;

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2026:

Particulars	United States dollars	Euros	Russian roubles	Others [1]	Total
Assets					
Cash and cash equivalents	4,566	-	88	-	**4,654**
Investments	849	-	-	-	**849**
Trade receivables	52,042	1,174	2,680	2,176	**58,072**
Other financial assets	854	2	5	-	**861**
Total	**58,311**	**1,176**	**2,773**	**2,176**	**64,436**
Liabilities					
Trade payables	7,798	1,241	564	1,512	**11,115**
Lease liabilities	8,562	147	3	181	**8,893**
Other financial liabilities	11,775	322	68	635	**12,800**
Total	**28,135**	**1,710**	**635**	**2,328**	**32,808**

[1] *Other primarily consists of Swiss francs, U.K. pounds sterling, Chinese yuans (Renminbi) and Romanian leu.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (Continued)

The following table analyses foreign currency risk from non-derivative financial instruments as at March 31, 2025:

Particulars	United States dollars	Euros	Russian roubles	Others [1]	Total
Assets					
Cash and cash equivalents	4,098	390	143	272	**4,903**
Investments	210	104	-	-	**314**
Trade receivables	59,076	498	2,865	2,133	**64,572**
Other financial assets	797	17	3	34	**851**
Total	**64,181**	**1,009**	**3,011**	**2,439**	**70,640**
Liabilities					
Trade payables	7,425	1,324	528	122	**9,399**
Short-term borrowings	10,898	-	-	38	**10,936**
Lease liabilities	1,851	242	18	38	**2,149**
Other financial liabilities	5,970	485	111	624	**7,191**
Total	**26,144**	**2,051**	**657**	**822**	**29,675**

(1) *Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.*

For the years ended March 31, 2026 and March 31, 2025, every 10% depreciation/appreciation in the foreign exchange rate between the Indian rupee and the respective currencies for the above-mentioned financial assets/liabilities would affect the Company's net profit by ₹ 3,163 and ₹4,097, respectively.

Interest rate risk

As at March 31, 2026, the Company had loans with floating interest rates as follows:

- ₹ 41,500 of loans carrying a floating interest rate of T-bill + 35 bps to 55 bps;
- ₹ 12,690 of loans carrying a floating interest rate of Repo rate + 75 bps;
- ₹ 3,799 of loans carrying a floating interest rate of 3 Months T-bill + 84 bps;
- ₹ 1,423 of loans carrying a floating interest rate of Key rate + 3.48% to 3.98%;
- ₹ 2,795 of loans carrying a floating interest rate of TIIE + 1.35%; and
- ₹ 727 of loans carrying a floating interest rate of CDI + 1.55%.

As at March 31, 2025, the Company had loans with floating interest rates as follows:

- ₹ 22,000 of loans carrying a floating interest rate of T-bill + 35 bps to 70 bps;
- ₹ 3,800 of loans carrying a floating interest rate of 3 Months T-bill + 84 bps;
- ₹ 10,856 of loans carrying a floating interest rate of 6 Months SOFR + 10 bps to 65 bps;
- ₹ 1,274 of loans carrying a floating interest rate of Key rate + 4.7% to 5.9%;
- ₹ 2,217 of loans carrying a floating interest rate of TIIE + 1.35%; and
- ₹ 595 of loans carrying a floating interest rate of CDI + 1.55%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (Continued)

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer to Note 2.11A and B of these consolidated financial statements.

For the years ended March 31, 2026 and March 31, 2025 every 10% increase or decrease in the floating interest rate component (i.e., CDI, and TIIE) applicable to its loans and borrowings would affect the Company's net profit by ₹ 347 and ₹ 271 respectively.

The carrying value of the Company's borrowings, interest component of which was designated in a cash flow hedge, was ₹ 0 as of March 31, 2026 and March 31, 2025.

The Company's investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Note that "CDI" means the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), "Key rate" means the key interest rate published by the Central Bank of Russia, "SOFR" means Secured Overnight Financing Rate, "T-bill" means the India Treasury bill and "TIIE" means the Equilibrium Inter-Banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio).

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As at March 31, 2026, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at March 31, 2026. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (Continued)

The ageing of trade receivables is given below:

Particulars	As at March 31, 2026	As at March 31, 2025
Neither past due nor impaired	86,003	81,010
Past due		
Less than 365 days	14,640	9,070
More than 365 days	905	467
Past due – Impaired		
Less than 365 days	141	-
More than 365 days	1,393	1,351
	103,082	**91,898**
Less : Allowance for credit losses	(1,848)	(1,478)
Total	**101,234**	**90,420**

See Note 2.7 B of these consolidated financial statements for the activity in the allowance for credit losses.

Other than trade receivables, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at March 31, 2026, and March 31, 2025, the Company had uncommitted lines of credit from banks of ₹ 49,109 and ₹ 50,904 respectively.

As at March 31, 2026, the Company had working capital of ₹134,420, including cash and cash equivalents of ₹15,368, investments in term deposits with banks and bonds of ₹ 36,534 and investments in mutual funds of ₹35,912.

As at March 31, 2025, the Company had working capital of ₹ 119,842, including cash and cash equivalents of ₹ 14,654, investments in term deposits with banks and bonds of ₹ 9,948 and investments in mutual funds of ₹ 33,186.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at March 31, 2026:

Particulars	On demand	2027	2028	2029	2030	Thereafter	Total
Trade payables	-	30,379	-	-	-	-	30,379
Short-term borrowings	-	62,935	-	-	-	-	62,935
Derivative instruments	-	6,898	-	-	-	-	6,898
Other financial liabilities	-	40,087	357	73	-	-	40,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (Continued)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under finance leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at March 31, 2025:

Particulars	On demand	2026	2027	2028	2029	Thereafter	Total
Trade payables	-	26,478	-	-	-	-	26,478
Short-term borrowings	-	38,405	-	-	-	-	38,045
Derivative instruments	-	1,286	-	-	-	-	1,286
Other financial liabilities	-	38,849	97	51	50	849	39,896

2.33 Contingent liabilities and commitments

A. Contingent liabilities : The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to October 28, 2026 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 04, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 04, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹776. On August 03, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 08, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹100 and furnish a bank guarantee for ₹676. Pursuant to the order, the Company deposited ₹100 on September 13, 2017 and submitted a bank guarantee of ₹676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The Union of India filed an Affidavit on July 08, 2025, conceding the ground on 10% increase on Maximum Retail Price for every 12 months basis the Bard Judgement (Bharat Serums and Vaccines Limited vs Union of India & Ors.) of the Delhi High Court dated November 08, 2023, and shared the recomputed demand for ₹664 in place of the original demand of ₹776. The matter has been adjourned to 11 August, 2026 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of ₹ 521(₹ 479 through March 31, 2025) under “Other expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Ranitidine recall and litigation

On October 01, 2019, the Company initiated a voluntary nationwide recall in the United States of its generic ranitidine products, at the retail level for over-the-counter products and at the consumer level for prescription products, due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. Food and Drug Administration (“U.S. FDA”). On April 01, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the U.S. market.

Federal Multidistrict Litigation - MDL 2924

The Company and/or one or more of its affiliates were named as defendants in thousands of federal lawsuits related to ranitidine. In 2020, these lawsuits were consolidated for pre-trial purposes into In re Zantac (Ranitidine) Products Liability Litigation (MDL No. 2924) (“MDL 2924”), a multi-district litigation in the U.S. District Court for the Southern District of Florida.

On December 31, 2020, the MDL 2924 court dismissed all claims asserted against generic manufacturers based on federal preemption, with leave to amend certain causes of action. On July 08, 2021, all the amended causes of action against generic manufacturers were dismissed with prejudice. On November 07, 2022, the U.S. Court of Appeals for the 11th Circuit affirmed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

dismissal of the third-party payor claims. On December 06, 2022, May 15, 2023, and July 14, 2023, the MDL 2924 court entered Daubert and summary judgment rulings dismissing all designated and non-designated cancer personal injury claims against all defendants, including generic manufacturers, and on July 26, 2023, dismissed all economic loss class actions and granted summary judgment in medical monitoring class actions. Final judgments in favor of all defendants were entered on September 26, 2023 and November 14, 2023.

On December 26, 2023, the 11th Circuit consolidated the MDL 2924 appeals. Plaintiffs filed opening briefs on April 10, 2024, defendants filed briefs on July 25, 2024, and plaintiffs filed reply briefs on November 08, 2024. Oral argument occurred on October 10, 2025.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

State Court Ranitidine-related Actions

Ranitidine-related actions were also filed against the Company in various U.S. state courts. The New Mexico Attorney General filed an action asserting public nuisance and negligence claims, and the court denied the generic defendants' preemption motion to dismiss; trial was scheduled for September 15, 2025, and the parties requested a continuance. The City of Baltimore filed a similar action, which was dismissed with prejudice as to the generics. In January 2021, the Company was served in a California Proposition 65 action, and on May 07, 2021, the court dismissed the claims against generic manufacturers without leave to amend; the dismissal was affirmed on appeal, and the California Supreme Court denied review.

More than 360 private plaintiffs filed ranitidine-related actions against the Company in California, Illinois, New Jersey, New York, and Pennsylvania. The Company has been voluntarily dismissed from all cases filed in New Jersey, New York, and Pennsylvania. In Illinois, the cases were consolidated for pre-trial proceedings, and on August 17, 2023, the trial court dismissed all claims against generic manufacturers with prejudice based on federal preemption. On June 30, 2025, the Illinois First District affirmed judgment in favor of the generic manufacturers in the Valadez matter, and on September 24, 2025, the Illinois Supreme Court denied the petition for leave to appeal. In California, approximately 214 cases against the Company were coordinated in Judicial Council Coordination Proceedings in Alameda County, and on December 23, 2024, the Company entered into a confidential master settlement agreement to resolve the California cases pending against it. As of May 05, 2026, all of those cases have been dismissed pursuant to the settlement.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 03, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company's U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 01, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney's fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on 15 January 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 01, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

The Company's and all defendants' responding evidence to the certification motion was delivered on August 02, 2024. The plaintiffs' reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs now allege that the defendant generic drug manufacturers also conspired with pharmacies to "fix invoice prices for generic drugs in Canada at the maximum formulary price," and that the defendants facilitated this alleged conspiracy through the use of "illegal and anticompetitive kickbacks" paid to pharmacies.

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants' sur-reply was filed on April 25, 2025, and the plaintiffs' sur-sur-reply evidence was filed on May 23, 2025. Cross-examinations on the affidavits, including the experts' reports, were completed in June 2025. The plaintiff's written arguments were delivered on August 01, 2025, the defendants' responding written arguments were delivered on September 12, 2025, and the plaintiff's reply written arguments were delivered on October 03, 2025. The certification motion was heard from October 27, through October 31, 2025.

On February 20, 2026 the Federal Court denied certification against the Company and all other defendants. Plaintiffs did not appeal this decision within the required timeline, and the matter is therefore effectively terminated, as it cannot proceed as a class action and the plaintiff's individual claim was found to disclose no cause of action.

United States Antitrust Multi-District Litigations

Since November 2016, the *Generic Drug Price Fixing Antitrust Multi-District Litigation*, MDL 2724 (the "MDL 2724") has been pending in the United States District Court in Philadelphia, Pennsylvania. A multi-district litigation or MDL is a U.S. legal proceeding in which all cases relating to the same subject and claims filed anywhere in the United States are sent and consolidated into one legal proceeding in a single U.S. court for purposes of all pretrial activities, such as discovery (including document production and depositions), motions and other legal proceedings. These legal proceedings are administered on a joint or consolidated basis up until trial and then, when all pretrial proceedings have been concluded, cases are sent back to the courts where they were originally filed (if not originally filed in the MDL District) for trial purposes.

All cases filed in the MDL 2724 encompass claims that certain generic drug manufacturers/sellers in the United States (and certain named individual defendants) engaged in a conspiracy, beginning approximately in the year 2009, to agree on the prices at which each generic drug would be sold, and also on the market shares and customers that each manufacturer would have for a generic drug. They include alleged violations of federal antitrust laws and of state consumer protection and antitrust laws of numerous jurisdictions, as well as claims of unjust enrichment.

As of the date of this report, there are approximately 250 plaintiffs having filed a total of 206 cases. The claims in all the cases encompass a total of 404 generic drugs sold during a period beginning approximately in the year 2009. The Company (through its U.S. subsidiary, Dr. Reddy's Laboratories, Inc.) is named specifically as a defendant with respect to 23 generic drugs that it sold during this period of time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

In addition, even though each defendant (including the Company) did not sell all the drugs encompassed by the claims, the plaintiffs assert that there was an “overarching conspiracy” among the generic manufacturers which encompassed an agreement and understanding throughout the industry that generic manufacturers would cooperate with each other on prices, customers and market shares on all generic drugs sold in the United States, and that each manufacturer would cooperate on the “fair share” conspiracy whenever it entered or sold a drug in a specific generic drug market. As a result of this alleged “overarching conspiracy” claim, the plaintiffs claim that each defendant (including the Company) is liable for not only the damages suffered with respect to the specific drugs that a defendant sold, but is also liable for all of the damages with respect to all of the drugs alleged in a case whether a manufacturer defendant sold that drug or not.

The plaintiffs seek “treble” damages (i.e., three times the actual damages sustained) of the claimed anticompetitive “overcharge” during the period 2009-2020 on the drugs at issue allegedly caused by the alleged conspiracies plus injunctive relief, and attorney’s fees and costs in the litigation. The plaintiffs also allege claims for disgorgement of alleged unjust enrichment of profits earned by each defendant, including the Company, and punitive damages as a result of the alleged violations. The plaintiffs in the cases fall into the following categories:

- The Attorneys General of 49 U.S. States, the District of Columbia and the U.S. territories of Puerto Rico, Virgin Islands and Guam, which all allege that they were injured by the price fixing, customer allocation and bid rigging conspiracy in their general economies and that there were injuries suffered by consumers in their jurisdictions, seeking the disgorgement of improper profits on the generic drugs, and damages suffered by governmental agencies (such as government hospitals, agencies and prisons) that purchased generic drugs, encompassing a total of 129 generic drugs. The Company is named as to seven drugs. In addition, each of the plaintiffs seek to enforce their own state antitrust laws, which enable them to impose fines on a defendant in addition to seeking treble damages and disgorgement of alleged unjust enrichment from each defendant;
- Class actions on behalf of all companies that directly purchased generic drugs from one or more of the defendants during a period beginning approximately in the year 2009 (the “Direct Purchaser Plaintiff” Class or “DPP” Class). This class action consists of all wholesaler/distributors, group purchasing organizations, and large pharmacies and retailers who purchased directly from one or more defendants. These claims encompass 148 drugs, of which the Company sold 11 drugs;
- Class actions on behalf of all companies that indirectly purchased generic drug and resold them during a period beginning approximately in the year 2009 (the “Indirect Reseller Plaintiff” Class or “IRP” Class). This class consists of all pharmacies and retailers that purchased generic drugs from a wholesaler/distributor and resold the drugs. These claims encompass 179 generic drugs, of which the Company sold 20 drugs;
- Class actions on behalf of all companies and consumers that were end payers for the purchase of generic drugs by consumers (the “End Payer Plaintiff Class” or “EPP” Class). This class consists of all health care plans, insurance companies and union welfare funds that paid for generic drugs purchased by their members (consumers). These claims encompass 152 generic drugs, of which the Company sold 12 drugs; and

Approximately 200 individual companies (which have opted out of the class actions), consisting of pharmacy retailers, health insurers, self-insured health plan employers, hospitals, counties and other local governmental agencies, (the “Direct Action Plaintiffs” or “DAPs”) have individually filed complaints and alleged claims. These claims encompass a total of more than 400 drugs, of which the Company sold 23 drugs.

All complaints in the MDL 2724 are being simultaneously litigated together, on a consolidated basis, for all discovery and pre-trial purposes, except the Attorneys General Cases which were remanded back to the District of Connecticut and will no longer be included in the MDL 2724 in the Eastern District of Pennsylvania. Discovery is still proceeding. The first three cases that have been designated for the first trials in the MDL 2724 (the so-called “bellwether” cases) do not involve the Company’s U.S. subsidiary as a defendant. These bellwether cases encompass claims by the DPPs and EPPs as to two specific drugs that were

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

not sold by the Company’s U.S. subsidiary and claims by the Attorney Generals as to approximately 80 topical drugs and creams that were not sold by the Company’s U.S. subsidiary. The trials in these bellwether cases are anticipated to occur in 2027.

A second round of three bellwether cases have been selected which are expected to be tried in late-2026 or 2027. They include: a case encompassing a single drug that does not involve the Company’s U.S. subsidiary as a defendant; a case by the Attorney Generals encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to two drugs (meprobamate and zoledronic acid); and a case brought by Humana, Inc., encompassing 15 drugs in which the Company’s U.S. subsidiary is named as to one drug (divalproex). In both of the last two cases, the plaintiffs seek joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties encompassing the drugs that the Company’s U.S. subsidiary sold, plus joint and several liability for the claimed damages (including claimed treble damages) and state civil penalties suffered on all of the drugs in the cases based on the allegation of participation in an industry-wide “overarching conspiracy.”

In addition to the cases filed in the MDL 2724, approximately 150 companies (consisting primarily of health insurers, and health plans) have filed three *praecipe* of actions in the Pennsylvania Court of Common Pleas in Philadelphia, Pennsylvania, against 52 generic drug companies, including the Company’s U.S. subsidiary, giving notice of potential, unspecified antitrust claims against the named defendants. These *praecipes* of actions have been stayed pending the developments and potential completion of the cases in the MDL 2724.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

Civil litigation with Mezzion

On January 13, 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, “Mezzion”) filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient (“API”) for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA’s current Good Manufacturing Practices (“cGMP”) at the time of manufacture of the API and finished dosage forms of udenafil and that, as a result, in January 2016, this caused the U.S. FDA to deny Mezzion’s New Drug Application (“NDA”) for udenafil for an erectile dysfunction (“ED”) indication. The Company filed a motion to dismiss Mezzion’s complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company’s motion to dismiss the complaint on the jurisdictional matter. The Company’s interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery. A trial date for the same is yet to be scheduled.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion’s complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, *In re Revlimid & Thalomid Purchaser Antitrust Litigation*, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the "Hospital Plaintiffs"). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the "Retailer Plaintiffs"), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs' and Retailer Plaintiffs' actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. ("United") (C.A. No. 20-cv-18531 (D.N.J.)).

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the "Insurer Plaintiffs"). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees' Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the "EPP Plaintiffs").

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, "Plaintiffs") against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs' claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 06, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 05, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 07, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs' lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the "Standalone Actions"). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

On May 05, 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey. A trial date has not been set.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these consolidated financial statements of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On July 06, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company engaged with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which included enhancement initiatives undertaken by the Company, and the Company complied with its listing obligations as it relates to updating the regulatory agencies. On February 23, 2026 the Company received a letter from the SEC stating that, based on the information available to it, the SEC has concluded its investigation and does not intend to recommend any enforcement action against the Company at this time. On March 05, 2026, the Company received a letter from the DOJ stating that, based on the information available to it, the DOJ has closed its inquiry.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against Union of India and others in the Supreme court of India for safety of people living in the Patancheru and Bollaram areas of the Medak district. Such writ named the Company among the list of alleged polluting industries. In 1996, the Andhra Pradesh District Judge ordered the alleged polluting industries to compensate affected farmers at prescribed rates of ₹0.0013 per acre of dry land and ₹0.0017 per acre for wet land. Pursuant to this order, the Company paid total compensation of ₹3 to the affected farmers. The Andhra Pradesh High Court dismissed the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (the "NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT, and a Fact Finding Committee was constituted in October 2015 through an order by the NGT.

The NGT allowed the alleged polluting industries to nominate a representative to the Fact Finding Committee. However, the Company, along with others, challenged the Committee's constitution and composition, and the NGT directed that the Committee not commence operations until such challenges are disposed of. The NGT, Chennai disposed of the challenge on October 24, 2017, following which the Bulk Drug Manufacturers Association of India, in which the Company is a member, filed a review petition against the judgment on various aspects.

In another case (in which the Company was not a party), the NGT, Delhi issued a judgment dated November 16, 2017 directing the continuation of the Fact Finding Committee's moratorium imposed in the Patancheru and Bollaram areas until the Ministry of Environment, Forest and Climate Change passes an order. The Company filed an appeal challenging this judgment before the High Court of Hyderabad.

In June 2022, the Hon'ble High Court of Hyderabad disposed of the appeal, allowing the Company to seek remedies available under the NGT Act, 2010 before the Supreme Court of India.

On April 24, 2019, the Government of Telangana issued Government Order Manuscript (G.O.Ms.) No. 24, permitting the expansion of existing units in the Patancheru–Bollaram area upon payment of an amount equal to 1% of the annual turnover of the applicable unit for the fiscal year ended March 31, 2019, based on the NGT's October 24, 2017 order. Accordingly, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Company accordingly made a provision of ₹29.4 for the year ended March 31, 2019 representing the estimated probable cost of its planned expansion of industrial units in the area.

Subsequently, in September 2019, the Telangana State Pollution Control Board ("TSPCB") issued operational guidelines requiring a retrospective levy on industrial units equal to 0.5% of their annual turnover for fiscal years 2016-2017 to 2018–2019 for the purposes of restoration of such affected area. The Company has four industrial units in the area and is contesting these guidelines. The TSPCB recommended the issuance of a Consent For Operation for the change in product mix for one of the Company's industrial units, subject to payment of an amount equal to 0.5% of the annual turnover of such unit for fiscal years 2016–2017 to 2018-2019. The Company vigorously defend itself against the operational guidelines.

In November 2019, the TSPCB issued demand notices to certain industrial units of the Company seeking a remediation fee of 0.5% of prior year turnover for fiscal years 2015–2016 to 2018–2019, based on its operational guidelines and relevant orders. On November 22, 2019, the Hon'ble High Court of Judicature at Hyderabad issued an interim order which stayed the demands on the condition that the Company deposit ₹ 60 as the remediation fee for fiscal year 2018–2019, which the Company has paid. The stay continues, and the Hon'ble High Court has since disposed of the interim order with liberty for the Company to approach the NGT, if necessary.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the consolidated financial statements.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has issued various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from April 01, 2008 to March 31, 2013. The Company has challenged the validity of such levies through writ petitions, which are pending before the High Court of Andhra Pradesh and the Hon'ble Supreme Court of India. The total amount approved by APERC in respect of FSA charges is ₹ 482. The Company has recognised ₹ 219 as potential liability towards FSA charges after taking into account all of the available information and legal provisions.

However, the Company has paid ₹354 under protest pursuant to demands raised by power distribution companies through electricity bills. The Company remains exposed to additional liability should the APERC orders be upheld by the Courts

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 01, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of ₹55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 01, 2012 to March 31, 2013.

Indirect taxes related matters

The Company received a field tax audit report from the Federal Tax Service authority in respect of one of its foreign subsidiaries for the period from January 2020 to December 2022. The report concluded that certain services were subject to value-added tax (VAT). The Company filed objections to the findings, and a revised audit report was issued on September 15, 2025 with a reduced VAT liability. Based on its best estimate, the Company had recorded a provision of ₹ 695 in other selling expenses under "Other expenses" for the three months ended September 30, 2025.

The Company continued to defend its position and submitted further objections, asserting that the specified services should not be subject to VAT. On March 23, 2026, the Company received the final order from the Federal Tax Service authorities, pursuant to which the originally proposed VAT liability was substantially reduced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

During the three months ended March 31, 2026, based on the final order, the Company has recorded an additional provision of ₹1,141 (making the cumulative provision recorded during the year ended March 31, 2026 to ₹1,836) in other selling expenses under "Other expenses" including applicable interest and penalties and covering the periods both under audit as well as subsequent period from calendar year 2023 through March 31, 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable.

a. In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of ₹ 307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company's right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order with the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company's right to claim such input tax credit. The Company has filed an Appeal against such order before Hon'ble High Court of Telangana.

   The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

b. The Company has received an order from Goods and Services Tax authorities of various states in respect of input tax credit on education cess. The Company has filed an appeal against these orders before the Hon'ble High Court of Telangana and recorded a provision of ₹31 as of March 31, 2026.

   In both the above-mentioned cases, pursuant to the constitution of the Goods and Services Tax Appellate Tribunal ("GSTAT"), which is the designated appellate authority under the GST law, the Company has withdrawn the appeal pending before the Hon'ble High Court of Telangana and is in the process of filing the appeal before the GSTAT.

c. In February 2022, the Company paid under protest an amount of ₹123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show-cause notice dated July 05, 2024. Aggrieved by the order, the Company filed an appeal before the first appellate authority. The appellate authority passed an order on February 27, 2026 sustaining the demand confirmed by the Additional Commissioner of GST.

   The Company is in the process of filing a further appeal against the appellate order before GSTAT and believes the demand in such order is not enforceable and the likelihood of any liability is not probable.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The total disputed amount is ₹ 482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are not probable. Accordingly, no provision is made in these consolidated financial statements as of March 31, 2026.

Tax claim for Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Company received a reassessment notice from the Income Tax Department of India for income alleged to have escaped assessment due to the merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited. For details, see Note 2.36 below.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its consolidated financial statements.

B. Commitments:

Particulars	As at March 31, 2026	As at March 31, 2025
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	9,716	14,567

2.34 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves.
The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on March 31, 2026 and March 31, 2025 was 14% and 12%, respectively.

2.35 Regulatory inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company which were carried out or remained open during the year ended March 31, 2026:

Month and year	Unit	Details of observations
October 2023 and September 2025	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations. Further to this inspection, five observations were noted in the Pre-Approval Inspection ("PAI") conducted by the U.S. FDA from September 04-12, 2025, to which the Company has responded within the stipulated timelines. The Company has received a Post Application Action Letter ("PAAL") from the U.S. FDA on January 09, 2026 to which the Company has responded within the stipulated timelines and has received dates for inspection.
May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India	Two observations were noted in the U.S. FDA inspection, conducted from May 19-24, 2025, to which the Company has responded on June 13, 2025. The Company received an Establishment Inspection Report ("EIR"), from the U.S. FDA and the facility was classified as Voluntary Action Indicated.
May 2025	API Middleburgh plant, New York, U.S.A.	Two observations were noted in the U.S. FDA inspection, conducted from May 12-16, 2025, to which the Company has responded on June 09, 2025. The Company received an EIR on July 21, 2025, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.
July 2025	Formulations Srikakulam plant 11, Andhra Pradesh, India	Seven observations were noted in the U.S. FDA inspection conducted from July 10-18, 2025, to which the Company has responded on August 08, 2025. The Company received an EIR on October 20, 2025, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.
September 2025	API Mirfield, Yorkshire, UK	Seven observations were noted in the U.S. FDA inspection conducted from September 1-5, 2025. The Company has responded to all related communications within the stipulated timelines.
November 2025	API Srikakulam Plant (SEZ), Andhra Pradesh, India	No observations were noted in the U.S. FDA inspection conducted from November 10-14, 2025. The Company received an EIR on March 02, 2026, from the U.S. FDA and the facility was classified as No Action Indicated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.35 Regulatory inspection of facilities (Continued)

Month and year	Unit	Details of observations
December 2025	Formulations Srikakulam plant 1 (SEZ), Andhra Pradesh, India	Five observations were noted in the U.S. FDA inspection conducted from December 04-12, 2025, to which the Company has responded within the stipulated timelines. The Company received an EIR on March 05, 2026, from the U.S. FDA and the facility was classified as Voluntary Action Indicated.

2.36 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on July 29, 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held 24.83% of Dr. Reddy's Laboratories Limited (the "Company"), into the Company (the "Scheme"). This Scheme was subject to the approval of shareholders, stock exchanges, the Hon'ble National Company Law Tribunal, Hyderabad Bench ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme was intended to simplify the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively was to continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme was borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoter Group.

During the fiscal year ended March 31, 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the Hon'ble NCLT, Hyderabad vide its Order dated April 05, 2022. Subsequently, the Company filed the NCLT order with the Ministry of Company Affairs on April 08, 2022. Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There was no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

In relation to this merger approved by the NCLT, the Company received a show cause notice from the Income Tax Department of India on April 04, 2025, under Section 148A(1) of the Income-tax Act, 1961. The notice sought an explanation as to why a reassessment notice under Section 148 should not be issued for income alleged to have escaped assessment due to the merger. Subsequent to the submission of the reply in response to the above notice, the Company received an order 148A(3) and a notice under section 148 of the Income Tax Act on May 30, 2025 from the tax authorities, proposing to assess or reassess the income for the relevant year.

The Company has filed a writ petition before the Hon'ble High Court for the State of Telangana, challenging the validity of the order passed under Section 148A(3) of the Incometax Act, 1961 and the consequent notice issued under Section 148, both dated May 30, 2025. Pending disposal of the writ petition, the Hon'ble High Court has, by way of interim relief, granted a stay on further proceedings pursuant to the order under Section 148A(3) and the notice under Section 148. The stay shall remain in force until the next date of hearing. The matter is currently posted for hearing on June 18, 2026.

The Company believes that there is no escaped tax pursuant to the said merger scheme as the amalgamation was carried out for the above stated purpose. Further, it was carried out in compliance with various applicable laws in India and after taking

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.36 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited (continued)

with applicable regulatory approvals. The Company will take suitable action to defend its position and believes that the chances of any liability arising from such orders are less than probable. Accordingly, no provision is made in the consolidated financial statements as of March 31, 2026.

Further, the said merger scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.37 Impact of the New Labour Codes:

The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the "New Labour Codes"). The New Labour Codes are effective from November 21, 2025 and introduce changes that include, among other things, setting a uniform definition of wages. The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.

The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of ₹ 1,170 towards employee benefits during the year ended March 31, 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including related rules there to and the impact of these will be accounted in accordance with applicable accounting standards.

2.38 Geopolitical Conflicts

The Company considered the uncertainties relating to ongoing geopolitical instability and armed conflicts and hostilities (including in Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia, as well as disruptions in global trade routes and transportation infrastructure arising from ongoing conflicts in the Middle East. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements (i.e May 12, 2026)

Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended March 31, 2026, the impact of such instability, conflicts and disruptions on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future geopolitical and economic conditions.

2.39 Business acquisition

A. Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited ("Nestlé India"), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy's and Nestlé Health Science Limited (the "Nutraceuticals subsidiary"). This arrangement is strategically important for both companies as it allows to combine their complementary strengths and expand their reach in the nutraceutical market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Business acquisition (continued)

The transaction was concluded on August 01, 2024. The parent company invested ₹ 7,344 in the Nutraceuticals subsidiary, while Nestlé India contributed ₹ 7,056, and as a result the parent company and Nestlé India hold ownership stakes of 51% and 49% respectively. Further, Nestlé India has a call option to increase their shareholding to 60% after six years from the closing date for a purchase price based on fair market value. Subsequently, the Nutraceutical subsidiary acquired Nestlé India's nutraceuticals and supplements portfolio, including product licenses, teams and employees, for ₹ 2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales of such portfolio.

The parent company accounted for the acquisition from Nestlé India under INDAS 103, "Business Combinations". Accordingly, the parent company allocated purchase consideration and recognized product related intangibles and other intangibles of ₹ 1,982, property, plant and equipment and current assets of ₹ 42 and Goodwill of ₹ 207, on the acquisition date (i.e., August 01, 2024).

The related acquisition costs were not material and have been charged to the consolidated income statement for the year ended March 31, 2025.

No pro-forma information is disclosed in these consolidated financial statements, as the impact of this acquisition on these consolidated financial statements is not material.

Non-Controlling interest:

Nestlé India's 49% ownership stake in the Nutraceuticals subsidiary is reported as a NCI in the consolidated financial statements.

The carrying amount of the 49% shareholding held by Nestlé India, recorded under non-controlling interest, is ₹ 3,394 and ₹ 3,778 as of March 31, 2026 and March 31, 2025, respectively, arising from the initial measurement at the Nestlé India's proportionate share of identifiable net assets as of the acquisition date and subsequently adjusted with the share of profit based on ownership percentage.

B. Business transfer agreement with Haleon:

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited ("Haleon") to acquire Haleon's global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the "NRT Business") outside of the United States of America for a total consideration of up to ₹ 56,121 (GBP 500), including an upfront cash payment of ₹ 51,407 (GBP 458) and earn-out consideration of up to ₹ 4,714 (GBP 42).

The acquisition was structured as a purchase of 100% of the shares of NorthStar Switzerland SARL, whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands of the NRT Business. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The transaction was completed on September 30, 2024. At closing, the Company paid Haleon an upfront cash consideration of ₹ 51,407 (GBP 458). The agreement also includes contingent consideration of up to ₹ 4,714 million (GBP 42 million), payable upon achieving specified sales targets in calendar years 2024 and 2025, bringing the total potential consideration to ₹ 56,121 million (GBP 500 million).

The Company accounted for the transaction under INDAS 103, "Business Combinations" using the acquisition method. The fair value of the consideration transferred was ₹ 53,660. Based on the purchase price allocation, the Company recognized product related intangible assets (brands) of ₹ 54,973, deferred tax liabilities of ₹ 8,483, and goodwill of ₹ 7,170. This acquisition pertains to the Company's Global Generics segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Business acquisition (continued)

The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met.

The Company paid earnout consideration of ₹ 1,655 (GBP 15) and ₹ 3,389 (GBP 27) during the three months ended March 31, 2025 and March 31, 2026, respectively, upon achieving the specified NRT business sales targets for calendar years 2024 and 2025.

The Company substantially completed the integration of the acquired NRT business, with the majority of markets transitioned and local marketing authorizations transferred to the Company. For the limited markets still under transition, the Company continues to obtain distribution and related services under Transitional Distribution Services Agreement with the Haleon Group until the remaining transfers are completed.

The amount of revenue and profit before tax included in the consolidated income statements pertaining to the acquired NRT business since September 30, 2024 is ₹ 12,020 and ₹ 1,011 (after the effect of acquisition related expenses) respectively for the year ended March 31, 2025.

2.40 Other statutory information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Com\ pany for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies.

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company has not entered into any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(vi) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(vii) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(viii) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(ix) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.41 Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries

For the year ended March 31, 2025

Intermediaries in which amounts were invested by the Company	Nature of transaction	Date	Amount
Dr. Reddy's Laboratories SA, Switzerland	Investment in cumulative non-convertible preference shares	September 17, 2024	51,976
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	Investment in equity shares	May 22, 2024	6,500

Parties to which such funds are further invested by Dr. Reddy's Laboratories SA, Switzerland

Name of the party	Nature of transaction	Date	Amount
Haleon UK Enterprise Limited	Purchase of equity shares of NorthStar SARL limited towards acquisition of Nicotine replacement therapy business	September 30, 2024	51,407

Parties to which such funds are further invested by Aurigene Oncology Limited

Name of the party	Nature of transaction	Date	Amount
Aurigene Pharmaceutical Services Limited	Purchase of Capex and Working Capital Requirements	May 29, 2024	6,500

a) Complete details of intermediaries and ultimate beneficiaries

Name of the entity	Registered Address	Government Identification Number (CIN/RCCM)	Relationship with the Company
Dr. Reddy's Laboratories SA, Switzerland	Elisabethenanlage 11, CH-4051, Basel	CHE-113.571.287	Subsidiary
Aurigene Oncology Limited, India (Formerly Aurigene Discovery Technologies Limited, India)	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U24239KA2001PLC029391	Subsidiary
Haleon UK Enterprises Limited	Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY, United Kingdom	NA	Seller
Aurigene Pharmaceutical Services Limited	39-40, KIADB Industrial Area, Electronic city Phase II, Bengaluru - 560100.	U74999KA2019PLC127964	Step-down Subsidiary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Details of funds advanced or loaned or invested in intermediaries and further invested or loaned by intermediaries (continued)

(b) The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(i) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(ii) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

There are no such transactions in the year ended March 31, 2026

2.42 Subsequent events

Please refer to Notes 2.10, 2.33 and 2.35 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend, contingencies and regulatory inspection of facilities respectively.

2.43 The Holding Company and the (subsidiaries, associates and joint ventures) which are companies incorporated in India and whose financial statements have been audited under the Act, have used accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, the Holding Company and above referred (subsidiaries, associates and joint ventures) did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Holding Company and the above referred (subsidiaries, associates and joint ventures) as per the statutory requirements for record retention.

As per our report of even date attached

for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per **Shankar Srinivasan**
Partner
Membership No.: 213271

Place: Hyderabad
Date: May 12, 2026

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
M V Narasimham	Chief Financial Officer
K Randhir Singh	Company Secretary

Place: Hyderabad
Date: May 12, 2026

EXTRACT OF IFRS CONSOLIDATED FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2026 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit ww.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	March 31, 2026	March 31, 2025
ASSETS		
Current assets		
Cash and cash equivalents	15,368	14,654
Other investments	72,446	43,254
Trade and other receivables	101,219	90,420
Inventories	76,531	71,085
Derivative financial instruments	155	557
Other current assets	36,256	30,142
Total current assets	**301,975**	**250,112**
Non-current assets		
Property, plant and equipment	115,930	97,761
Goodwill	12,893	11,810
Other intangible assets	105,059	96,803
Investment in equity accounted investees	5,673	4,811
Other investments	10,695	10,391
Deferred tax assets	22,436	18,508
Tax assets	3,459	1,821
Other non-current assets	1,226	972
Total non-current assets	**277,371**	**242,877**
Total assets	**579,346**	**492,989**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	33,411	35,523
Short-term borrowings	59,135	38,045
Long-term borrowings, current portion	6,003	857
Provisions	7,550	6,168
Tax liabilities	4,310	3,028
Derivative financial instruments	6,898	1,286
Other current liabilities	50,259	45,485
Total current liabilities	**167,566**	**130,392**
Non-current liabilities		
Long-term borrowings	12,203	7,864
Deferred tax liabilities	15,568	14,108
Provisions	109	156
Other non-current liabilities	3,443	3,303
Total non-current liabilities	**31,323**	**25,431**
Total liabilities	**198,889**	**155,823**

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

Particulars	March 31, 2026	March 31, 2025
Equity		
Share capital	835	834
Treasury shares	(1,815)	(2,264)
Share premium	11,364	11,133
Share-based payment reserve	1,684	1,642
Capital redemption reserve	173	173
Retained earnings	351,984	315,793
Other reserves	3,979	3,979
Other components of equity	8,859	2,098
Equity attributable to equity holders of the parent company	**377,063**	**333,388**
Non-controlling interests	3,394	3,778
Total equity	**380,457**	**337,166**
Total liabilities and equity	**579,346**	**492,989**

CONSOLIDATED INCOME STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	2026	2025	2024
Revenues	335,933	325,535	279,164
Cost of revenues	158,669	135,107	115,557
Gross profit	**177,264**	**190,428**	**163,607**
Selling, general and administrative expenses	106,763	93,870	77,201
Research and development expenses	24,058	27,380	22,873
Impairment of non-current assets, net	3,519	1,693	3
Other income, net	(7,627)	(4,358)	(4,199)
Total operating expenses	**126,713**	**118,585**	**95,878**
Results from operating activities (A)	50,551	71,843	67,729
Finance income	7,870	7,553	5,705
Finance expense	(3,738)	(2,829)	(1,711)
Finance income, net (B)	**4,132**	**4,724**	**3,994**
Share of profit of equity accounted investees, net of tax (C)	134	217	147
Profit before tax [(A)+(B)+(C)]	**54,817**	**76,784**	**71,870**
Tax expense, net	12,351	19,539	16,186
Profit for the year	**42,466**	**57,245**	**55,684**
Attributable to:			
Equity holders of the parent company	42,850	56,544	55,684
Non-controlling interests	(384)	701	-
Earnings per share attributable to equity holders of the parent company*			
Basic earnings per share of ₹ 1/- each	51.48	67.88	66.93
Diluted earnings per share of ₹1/- each	51.42	67.78	66.80

** Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 19 of these consolidated financial statements for further details regarding such stock split.*

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	2026	2025	2024
Profit for the year	42,466	57,245	55,684
Other comprehensive income/(loss)			
Items that will not be reclassified to the consolidated income statement:			
Changes in the fair value of financial instruments	(35)	(199)	(18)
Actuarial gains/(losses) on post-employment benefit obligations	168	(94)	(10)
Tax impact on above items	(45)	24	4
Total of items that will not be reclassified to the consolidated income statement	**88**	**(269)**	**(24)**
Items that will be reclassified subsequently to the consolidated income statement:			
Changes in fair value of financial instruments	-	-	6
Foreign currency translation adjustments	7,943	1,353	(318)
Foreign currency translation reserve re-classified to the income statement on divestment of foreign operation	-	(1,513)	-
Effective portion of changes in fair value of cash flow hedges	(1,699)	2,432	(470)
Tax impact on above items	428	(58)	117
Total of items that will be reclassified subsequently to the consolidated income statement	**6,672**	**2,214**	**(665)**
Other comprehensive income / (loss) for the year, net of tax	6,760	1,945	(689)
Total comprehensive income / (loss) for the year, net of tax	49,226	59,190	54,995
Attributable to:			
Equity holders of the parent company	49,610	58,489	54,995
Non-controlling interests	(384)	701	-

INDEPENDENT ASSURANCE STATEMENT

to the Management of Dr. Reddy's laboratories Limited

Dr. Reddy's Laboratories Limited, Corporate Identity Number L85195TG1984PLC004507, (hereafter referred to as 'Dr. Reddy's' or 'Company') has appointed DNV Business Assurance India Private Limited ('DNV', 'us' or 'we') to undertake an independent assurance in the company's Business Responsibility and Sustainability Report (hereafter referred to as 'BRSR') for the period of Financial Year (FY) 2025-26. The disclosures include BRSR Core as per Annexure 17A and the rest of the non-financial disclosures in BRSR as per Annexure 16 of SEBI's Master Circular for BRSR.

Our Conclusion:

Reasonable level of Assurance- BRSR Core

Based on our review and procedures followed, DNV is of the opinion that, in all material aspects, the BRSR Core indicators (as listed in Annexure I of this statement) for FY 2025-26 are reported in accordance with the reporting requirements outlined in Industry Standard on Reporting of BRSR Core.

Limited Level of Assurance- BRSR Report

On the basis of the assessment undertaken, nothing has come to our attention to suggest that the disclosures (as listed in Annexure I of this statement), do not properly adhere to the reporting requirements as per BRSR reporting guidelines in Annexure II of SEBI Circular.

Scope of Work and Boundary

The scope of our engagement includes independent assurance of 'BRSR Core' – Reasonable level of assurance and rest non-financial disclosures in BRSR – Limited Level of Assurance, for FY 2025-26.

Boundary for the engagement covers the performance of Dr. Reddy's operations that fall under the direct operational control of the Company's Legal structure, as mentioned by the Company in the "Reporting Boundary" section in BRSR. Based on the agreed scope with the Company, the boundary of reasonable and limited level of assurance covers the operations of Dr. Reddy's across all global locations, unless otherwise specified by the company in respective disclosures of the report and for the disclosures where the BRSR report explicitly specifies that the disclosures are applicable only to India operations.

Reporting Criteria and Standards

The disclosures have been prepared by Dr.Reddy's in reference to:

- Industry Standard on Reporting of BRSR Core Circular No.: SEBI/HO/CFD/CFD-PoD-1/P/CIR/2024/177 dated Dec 20, 2024.
- BRSR Core (Annexure 17A) and BRSR reporting guidelines (Annexure 16) as per Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026, "Master circular for compliance with the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 by listed entities", dated January 30, 2026.
- Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard.
- ISO14064-1:2018: Specification with guidance at the Organisational level for quantification and reporting of greenhouse gas (GHG) emissions & removals.

Assurance Methodology/Standard and Level of Assurance

This assurance engagement has been carried out in accordance with DNV's VeriSustain™ protocol, V6.0, which is based on our professional experience and international assurance practice, and the international standard in Assurance Engagements, ISAE 3000 (revised) - Assurance Engagements other than Audits or Reviews of Historical Financial Information. DNV's VeriSustain™ Protocol, V6.0 has been developed in accordance with the most widely accepted reporting and assurance standards. Apart from DNV's VeriSustainTM protocol (V6.0), DNV team has also followed ISO 14064-3 - Specification with guidance for the verification and validation of greenhouse gas statements to evaluate disclosures wrt. Greenhouse gases.

Our competence, and Independence

DNV applies its own management standards and compliance policies for quality control, which are based on the principles enclosed within ISO/IEC 17029:2019- Conformity Assessment – General principles and requirements for validation and verification bodies and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. DNV has complied with the Code of Conduct during the assurance engagement. DNV's established policies and procedures are designed to ensure that DNV, its personnel and, where applicable, others are subject to independence requirements (including personnel of other entities of DNV) and maintain independence where required by relevant ethical requirements.

This engagement work was carried out by an independent team of sustainability assurance professionals. During the reporting period i.e FY 2025-26, DNV, to the best of its knowledge, was not involved in any non-audit/non-assurance work with the Company and its Group entities which could lead to any Conflict of Interest. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process.

Basis of our conclusion

As part of our independent assurance engagement, we have evaluated the reported environmental, social, and governance (ESG) information against the agreed criteria. Throughout the engagement, we exercised rigorous professional judgment and maintained a high level of professional skepticism to ensure the integrity and reliability of our conclusions.

As part of the assurance process, a multi-disciplinary team of assurance specialists performed assurance work for selected sites of Dr. Reddy's. We carried out the following activities:

BRSR Core Indicators – Reasonable level of Assurance	Rest non-financial disclosures in BRSR Report – Limited Level of Assurance
Reviewed the disclosures under BRSR Core, encompassing the framework for assurance consisting of a set of Key Performance Indicators (KPIs) under 9 ESG attributes. The Industry Standard on Reporting of BRSR Core used a basis of reasonable level of assurance.	Reviewed the disclosures under BRSR reporting guidelines. Our focus included general disclosures, management processes, principle wise performance (essential indicators, and leadership indicators) and any other key metrics specified under the reporting framework. The BRSR reporting format used a basis of limited level of assurance.
Evaluation of the design and implementation of key systems, processes and controls for collecting, managing and reporting the BRSR Core indicators. Assessment of operational control and reporting boundaries	Understanding the key systems, processes and controls for collecting, managing and reporting the non-financial disclosures in BRSR report. Understand and test, on a sample basis to evaluate adherence to the reporting principles.
Seek extensive evidence across all relevant areas, ensuring a detailed examination of BRSR Core indicators. Engaged directly with stakeholders to gather insights and corroborative evidence for each disclosed indicator.	Collect and evaluate documentary evidence and management representations supporting adherence to the reporting principles. We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the Company's business and its key stakeholders.
DNV audit team conducted on-site & remote audits for data testing and also, to assess the uniformity in reporting processes and also, quality checks at different locations of the Company. Sites for data testing and reporting system checks were selected based on the percentage contribution each site makes to the reported indicator, complexity of operations at each location (high/low/medium) and reporting system within the organization. Sites selected for audits are listed in Annexure II.	DNV audit team conducted on-site & remote audits for corporate offices and sites. Sample based assessment of site-specific data disclosures was carried out. We were free to choose sites for conducting our assessment.

In both the cases, DNV teams conducted the:

- Interviews with selected senior managers responsible for management of disclosures and review of selected evidence to support environmental KPIs and metrics disclosed the Report. We were free to choose interviewees and interviewed those with overall responsibility of monitoring, data collation and reporting the selected indicators.
- Verification of the consolidated reported performance disclosures in context to the Principle of Completeness as per VeriSustain™ Protocol, V6.0 for both reasonable level and limited level of assurance for the disclosures.

Inherent Limitations

DNV's assurance engagement assume that the data and information provided by the Company to us as part of our review have been provided in good faith, is true, complete, sufficient, and authentic, and is free from material misstatements. The assurance scope has the following limitations:

- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions.
- DNV has not been involved in evaluation or assessment of any financial data/performance of the company. DNV opinion on specific BRSR Core indicators relies on the third party audited financial reports of the Company. DNV does not take any responsibility for the financial data reported in the audited financial reports by the Company.
- The assessment is limited to data and information within the defined Reporting Period. Any data outside this period is not considered within the scope of assurance.
- Data outside the operations specified in the assurance boundary is excluded from the assurance, unless explicitly mentioned otherwise in this statement.
- The assurance does not cover the Company's statements that express opinions, claims, beliefs, aspirations, expectations, aims, or future intentions. Additionally, assertions related to Intellectual Property Rights and other competitive issues are beyond the scope of this assurance.
- The assessment does not include a review of the Company's strategy or other related linkages expressed in the Report. These aspects are not within the scope of the assurance engagement.
- The assurance does not extend to mapping the Report with reporting frameworks other than those specifically mentioned. Any assessments or comparisons with frameworks beyond the specified ones are not considered in this engagement.
- Aspects of the Report that fall outside the mentioned scope and boundary are not subject to assurance. The assessment is limited to the defined parameters.
- The assurance engagement does not include a review of legal compliances. Compliance with legal requirements is not within the scope of this assurance, and the Company is responsible for ensuring adherence to relevant laws.

DNV

Responsibility of the Company

Dr. Reddy's has the sole responsibility for the preparation of the BRSR Report and is responsible for all information disclosed in the BRSR Core and BRSR Report. The company is responsible for maintaining processes and procedures for collecting, analyzing and reporting the information and also, ensuring the quality and consistency of the information presented in the Report. Dr. Reddy's is also responsible for the maintenance and integrity of its website and any referenced BRSR disclosures on their website.

DNV's Responsibility

In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of the Company. DNV disclaims any liability or co-responsibility for any decision a person or entity would make based on this assurance statement.

Use and distribution of Assurance statement

This assurance statement, including our conclusion has been prepared solely for the exclusive use and benefit of management of the company and solely for the purpose for which it is provided. To the fullest extent permitted by law, DNV does not assume responsibility to anyone other than company for DNV's work or this assurance statement. We have not performed any work, and do not express any conclusion, on any other information that may be published outside of the Report and/or on Company's website for the current reporting period.

The use of this assurance statement shall be governed by the terms and conditions of the contract between DNV and the Dr. Reddy's. DNV does not accept any liability if this assurance statement is used for any purpose other than its intended use, nor does it accept liability to any third party in respect of this assurance statement.

For DNV Business Assurance India Private Limited,	
Sarkar, Chandan — Digitally signed by Sarkar, Chandan Date: 2026.06.15 12:44:07 +05'30'	Sharma, Anjana — Digitally signed by Sharma, Anjana Date: 2026.06.15 14:24:00 +05'30'
Chandan Sarkar Lead Verifier	Anjana Sharma Assurance Reviewer
Assurance Team: Goutam Banik, Poornachander Maratha	

15/06/2026, Bengaluru, India

DNV

Annexure I - BRSR Core Verified Data

Sr. No.	Attribute	Parameter	Unit of Measures	Verified Value for FY 25-26
1	**Green-house gas (GHG) footprint**	Total Scope 1 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available)	Total emissions (tCO2e)	116,841
		Total Scope 2 emissions (Break-up of the GHG (CO2e) into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available) (Market Based)**	Total emissions (tCO2e)	57,977
		Total Scope 1 and Scope 2 emission intensity per rupee of turnover (Market Based)	tCO2e/Total Revenue from Operations in Million INR *	0.52
		Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Market Based)	tCO2e / Total Revenue from Operations adjusted for PPP in USD #	10.58
		Total Scope 1 and Scope 2 emissions (MT) / Total Output of Product or Services (Market Based)	tCO2e/Total Output of Product in Ton	11.97
2	**Water footprint**	Total water consumption	KL	1,956,215
		Water consumption intensity	KL / Total Revenue from Operations in Million INR *	5.82
			KL / Total Revenue from Operations adjusted for PPP in USD #	118.44
			KL /Total Output of Product in Ton	133.95
		Water Discharge by destination and levels of Treatment	KL	116,983
3	**Energy footprint**	Total energy consumed	Giga Joules (GJ)	4,649,832
		% of energy consumed from renewable sources	In % terms	52% 69% (including IRECs)
		Energy intensity	GJ/ Total Revenue from Operations in Million INR *	13.8
			GJ/ Total Revenue from Operations adjusted for PPP in USD #	281.5
			GJ/ Total Output of Product in Ton	318.4
4	**Embracing circularity - details related to waste management by the entity**	Plastic waste (A)	MT	444.60
		E-waste (B)	MT	40.18
		Bio-medical waste (C)	MT	290.31
		Construction and demolition waste (D)	MT	6,728.98
		Battery waste (E)	MT	107.71
		Radioactive waste (F)	MT	0.00
		Hazardous waste (G)		48,037.97
		Total Non-Hazardous Waste (H)	MT	56.057.80
		Total (A+B + C + D + E + F + G+ H)@	MT	111,707.54
		Waste intensity per rupee of turnover from operations	Metric tonnes /Total Revenue from Operations in Million INR *	0.33
		Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP)	Total waste generated in MT/ Revenue from operations adjusted for PPP in USD #	6.76
		Waste intensity in terms of physical output	MT/Tonne of Product	7.60
		For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations	MT	109,133.76
			Intensity	0.98
		For each category of waste generated, total waste disposed by nature of disposal method	MT	1,955.95
			Intensity	0.02
5	**Enhancing Employee Wellbeing and Safety**	Spending on measures towards well-being of employees and workers – cost incurred as a % of total revenue of the company	In % terms	1.98
		Details of safety related incidents for employees and workers (including contract-workforce e.g. workers in the company's construction sites)	Number of Permanent Disabilities	0
			Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees: 0.16 Workers: 0.08
			No. of fatalities	0
6	**Enabling Gender Diversity in Business**	Gross wages paid to females as % of wages paid	In % terms	25.4%
		Complaints on POSH	Total Complaints on Sexual Harassment (POSH) reported	21
			Complaints on POSH as a % of female employees / workers	0.4%
			Complaints on POSH upheld	17

7	**Enabling Inclusive Development**	Input material sourced from following sources as % of total purchases –and from within India	Directly sourced from MSMEs/ small producers (In % terms – As % of total purchases by value)	5.3
			Sourced directly from within India	71.5
		Job creation in smaller towns – Wages paid to persons employed in smaller towns (permanent or non-permanent /on contract) as % of total wage cost	**Location**	
			Rural	6.5
			Semi-urban	8.5
			Urban	8.7
			Metropolitan	76.3
8	**Fairness in Engaging with Customers and Suppliers**	Instances involving loss / breach of data of customers as a percentage of total data breaches or cyber security events	In % terms	0
		Number of days of accounts payable	(Accounts payable *365) / Cost of goods/services procured	75
9	**Open-ness of business**	Concentration of purchases & sales done with trading houses, dealers, and related parties Loans and advances & investments with related parties	Purchases from trading houses as % of total purchases	2.9
			Number of trading houses where purchases are made from	75
			Purchases from top 10 trading houses as % of total purchases from trading houses	57.8
			Sales to dealers / distributors as % of total sales	37.7
			Number of dealers / distributors to whom sales are made	6673
			Sales to top 10 dealers / distributors as % of total sales to dealers / distributors	14.2
			Share of RPTs (as respective %age) in	
			Purchases	0.55
			Sales	0.002
			Loans & advances	nil
			Investments	nil

Notes:
* Revenue as per IFRS consolidated financials for FY25-26
** Total Scope 2 emissions (Location Based) is 315,079 tCO_2e. Total Biogenic Emissions is 1,57,178 tCO_2e.
# PPP – IMF conversion factors for FY2026: 20.34
@ Waste generated from Offices and one new facility is excluded

1. BRSR Disclosures- Limited level of assurance

- Section A: General Disclosures- 20-a, b, 21, 22, 25
- Section C: Principle Wise Performance Disclosure
- Principle 1: Essential Indicator 1, Leadership Indicator 1
- Principle 2: Leadership Indicator 4, 5
- Principle 3: Essential Indicator 1-a, b, 2, 5, 7, 8, 9, 13, 14; Leadership Indicator 3, 5
- Principle 5: Essential Indicator 1, 2, 6, 10; Leadership Indicator 4
- Principle 6: Essential Indicator 6, Leadership Indicator 1, 2, 7
- Principle 8: Leadership Indicator 6
- Principle 9: Essential Indicator 2, 3, 4

Annexure II – Sites selected for audits

S.no	Site	Location
1.	Corporate Office	Hyderabad – Head Office
2.	India Offices (onsite)	Hyderabad - APSL Hyderabad - FTO 3 Hyderabad - IPDO Hyderabad - CTO 2
3.	India Offices (remote audit)	Miryalaguda - CTO 5 Pydibheemavaram - FTO 11 Pydibheemavaram - CTO SEZ
4.	International Offices (remote audit)	Mexico - CTO

INDEPENDENT ASSURANCE STATEMENT

to the Management of Dr. Reddy's laboratories Limited

Dr. Reddy's Laboratories Limited (Corporate Identity Number L85195TG1984PLC004507), hereafter referred to as 'Dr. Reddy's' or 'the Company') has appointed DNV Business Assurance India Private Limited ("DNV"," us" or "we") to conduct an independent assurance of non-financial Sustainability disclosures in its Integrated Report for Financial Year (FY) 2025-26 (hereafter referred as 'Report').

Scope of Work and Boundary

The agreed scope of work is a limited Level of assurance of non-financial sustainability disclosures in the Report for the reporting period 01/04/2025 to 31/03/2026. The reported topic boundaries of non-financial performance are based on the internal and external materiality assessment covering the Company's operations as brought out in the section 'Approach to Reporting' of the report.

A reasonable level of assurance was carried out for the following indicators, which were also disclosed in the company's BRSR (Annexure 1).

- GRI 302: Energy 2016 – 302-1, 302-3
- GRI 303: Water and Effluents 2018 – 303-3, 303-4, 303-5
- GRI 305: Emissions 2016 – 305-1, 305-2, 305-4
- GRI 306 Waste 2020 – 306-3; 306-4; 306-5

The reporting and assurance boundary covers the performance of Dr. Reddy's in all global operations that fall under the direct operational control of the Company's Legal structure, unless otherwise specified in 'Approach to Reporting' or respective disclosures of the report.

Reporting Criteria and Standards

The disclosures have been prepared by Dr. Reddy's:

- With reference to the requirements of Global Reporting Initiative (GRI) standards 2021
- Integrated Reporting (<IR>) framework of the International Integrated Reporting Council (IIRC)
- Business Responsibility and Sustainability Report (BRSR) as mandated by the Securities and Exchange Board of India (SEBI), India
- Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard

Our competence, and Independence

DNV applies its own management standards and compliance policies for quality control, which are based on the principles enclosed within ISO/IEC 17029:2019- Conformity Assessment – General principles and requirements for validation and verification bodies and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. DNV has complied with the Code of Conduct during the assurance engagement. DNV's established policies and procedures are designed to ensure that DNV, its personnel and, where applicable, others are subject to independence requirements (including personnel of other entities of DNV) and maintain independence where required by relevant ethical requirements.

This engagement work was carried out by an independent team of sustainability assurance professionals. During the reporting period i.e FY 2025-26, DNV, to the best of its knowledge, was not involved in any non-audit/non-assurance work with the Company and its Group entities which could lead to any Conflict of Interest. DNV was not involved in the preparation of any statements or data included in the Report except for this Assurance Statement. DNV maintains complete impartiality toward stakeholders interviewed during the assurance process.

Assurance Methodology/ Standard

DNV carried out assurance engagement in accordance with DNV's VeriSustain™ protocol (V6.0), which is based on our professional experience and international assurance practice, and the international standard in Assurance Engagements, ISAE 3000 (revised) - *Assurance Engagements other than Audits or Reviews of Historical Financial Information.* DNV's VeriSustain™ Protocol (V6.0) has been developed in accordance with the most widely accepted reporting and assurance standards. Apart from DNV's VeriSustain™ protocol (V6.0), DNV team has also followed ISO 14064-3 - *Specification with guidance for the verification and validation of greenhouse gas statements* to evaluate disclosures wrt. Greenhouse gases.

Basis of our conclusion

As part of our independent assurance engagement, we have evaluated the reported environmental, social, and governance (ESG) information against the agreed criteria. Throughout the engagement, we exercised professional judgment and maintained professional skepticism to ensure the integrity and reliability of our conclusions.

As part of the assurance process, multi-disciplinary team of assurance specialists performed assurance work for selected sites of Dr. Reddy's. We carried out the following activities:

- We adopted a risk-based approach, that is, we concentrated our assurance efforts on the issues of high material relevance to the

DNV

Company's business and its key stakeholders. Reviewed the disclosures in the Report. Our focus included general disclosures, GRI topic-specific disclosures, and any other key metrics as per stated reporting criteria.

- Understanding the key systems, processes, and controls for collecting, managing, and reporting the non-financial sustainability disclosures in the Report.
- Walk-through of key data sets. Understand and test, on a sample basis, the processes used to adhere to and evaluate adherence to the reporting requirements.
- Collect and evaluate documentary evidence and management representations supporting adherence to the reporting requirements.
- Interviews with the senior managers responsible for the management of disclosures and review of selected evidence to support environmental KPIs and metrics disclosed in the Report. We were free to choose interviewees and interviewed those with overall responsibility for monitoring, data collation, and reporting the selected sustainability disclosures.
- DNV audit team conducted on-site and remote audits for corporate offices and sites. Sample based assessment of site-specific data disclosures was carried out. We were free to choose sites for conducting our assessment.
- Reviewed the process of reporting as defined in the reporting criteria and assurance methodology.
- Verification of the consolidated reported performance disclosures in context to the Principle of Completeness as per VeriSustain™ Protocol V6.0, for a limited level of assurance for the disclosure.

Our Conclusion:

On the basis of the assessment undertaken and agreed scope of work, nothing has come to our attention to suggest that the disclosures (as mentioned in Annexure I of this statement) are not fairly stated and are not prepared, in all material aspects, with reference to the reporting criteria.

Principles as per DNV VeriSustain™ Protocol (V6.0):

1. Materiality

The process of determining the issues that are most relevant to an organization and its stakeholders.

The Report explains the double materiality assessment process carried out by the Company, which has considered concerns of both internal and external stakeholders, and inputs from peers and sector specific standards, as well as issues of relevance in terms of impact on Dr. Reddy's business. The list of topics has been prioritized, reviewed and validated, and the Company has indicated that there is no significant change in material topics from the previous reporting period.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Materiality.

***2.* Stakeholder inclusiveness**

The participation of stakeholders in developing and achieving an accountable and strategic response to Sustainability.

The Report brings out the stakeholders who have been identified as significant to Dr. Reddy's, as well as the modes of engagement established by the Company to interact with these stakeholder groups. The key topics of concern and needs of each stakeholder group, which have been identified through these channels of engagement, are further brought out in the Report.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Stakeholder Inclusiveness.

3. Responsiveness

The extent to which an organization responds to stakeholder issues.

The Report adequately brings out the Company's policies, strategies, management systems, and governance mechanisms in place to address the topics identified as material and significant concerns of key stakeholder groups.

Nothing has come to our attention to believe that the Report does not meet the requirements related to the Principle of Responsiveness.

4. Completeness

How much of all the information that has been identified as material to the organization and its stakeholders is reported?

The Report brings out the Company's performance, strategies, and approaches related to the environmental, social and governance issues identified as material for its operational control under the boundary of the Report, for the chosen reporting period, while applying and considering the requirements of the Principle of Completeness.

Nothing has come to our attention to suggest that the Report does not meet the Principle of Completeness with respect to scope, boundary and time.

5. Accuracy

The extent to which the Report provides correct and sufficiently detailed information to allow an assessment of the organization's impacts.

The Report brings out the systems and processes that the Company has set in place to capture and report its performance related to identified material topics across its reporting boundary. The Report presents both qualitative and quantitative information in a manner that is consistent with available evidence and other reported disclosures. It clearly distinguishes between measured and estimated data, provides adequate descriptions of measurement methodologies, and outlines assumptions and limitations where applicable. Some of the data inaccuracies identified in the Report during the verification process were found to be attributable to transcription, interpretation, and aggregation errors. These data inaccuracies have been communicated for correction and the related disclosures were reviewed post correction.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Accuracy.

6. Reliability

The extent to which the Report presents information that can be consistently and dependably verified and used for decision-making.

The Report provides disclosures that are supported by documented evidence, validated data sources, and established internal controls. It outlines the processes used to collect, compile, and review information, ensuring that the data presented is dependable and reproducible. The inclusion of third-party assurance further enhances the reliability of the disclosures and supports informed decision-making by stakeholders.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Reliability.

7. Neutrality/Balance

DNV

The extent to which a Report provides a balanced account of an organization's performance, delivered in a neutral tone.

The Report brings out the disclosures related to the Company's performance during the reporting period in a neutral tone in terms of content and presentation, while considering the overall macroeconomic and industry environment.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Neutrality.

***8.* Sustainability Context**

This addresses the requirement related to the presentation of the organization's performance in its own sustainability and general business context, i.e., a local, regional and international context.

The Report outlines how the Company monitors and evaluates its impact across local, regional, and global sustainability contexts. It reflects the Company's efforts to align its performance with broader societal needs and planetary boundaries to monitor, measure and evaluate its significant direct and indirect impacts linked to identified material topics across the Company, its significant value chain entities and key stakeholder groups.

Nothing has come to our attention to suggest that the Report does not meet the requirements related to the Principle of Sustainability Context.

Responsibility of the Company

The Company has the sole responsibility for the preparation of the Report and is responsible for all information disclosed in the Report. The Company is responsible for maintaining processes and procedures for collecting, analyzing and reporting the information and ensuring the quality and consistency of the information presented in the Report. Dr. Reddy's is also responsible for ensuring the maintenance and integrity of its website and any referenced disclosures on its website.

DNV's Responsibility

In performing this assurance work, DNV's responsibility is to the Management of the Company; however, this statement represents our independent opinion and is intended to inform the outcome of the assurance to the stakeholders of the Company. DNV disclaims any liability or co-responsibility for any decision a person or entity would make based on this assurance statement.

Use and distribution of Assurance statement

This assurance statement, including our conclusion, has been prepared solely for the Company in accordance with the agreement between us. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Management of the Company for our work or this assurance statement. We have not performed any work, and do not express any conclusion, on any other information that may be published outside of the Report and/or on the Company's website for the current reporting period.

Inherent Limitations

DNV's assurance engagement assume that the data and information provided by the Company to us as part of our review have been provided in good faith, is true, complete, sufficient, and authentic, and is free from material misstatements. The assurance scope has the following limitations:

- The assurance engagement considers an uncertainty of ±5% based on materiality threshold for estimation/measurement errors and omissions.
- DNV's opinion on financial disclosures relies on the third party audited financial reports of the Company. DNV does not take any responsibility of the financial data reported in the audited financial reports of the Company.
- The assessment is limited to data and information within the defined Reporting Period. Any data outside this period is not considered within the scope of assurance.
- Data outside the operations specified in the assurance boundary is excluded from the assurance, unless explicitly mentioned otherwise in this statement.
- The assurance does not cover the Company's statements that express opinions, claims, beliefs, aspirations, expectations, aims, or future intentions. Additionally, assertions related to Intellectual Property Rights and other competitive issues are beyond the scope of this assurance.
- The assessment does not include a review of the Company's strategy or other related linkages expressed in the Report. These aspects are not within the scope of the assurance engagement.
- The assurance does not extend to mapping the Report with reporting frameworks other than those specifically mentioned. Any assessments or comparisons with frameworks beyond the specified ones are not considered in this engagement.
- Aspects of the Report that fall outside the mentioned scope and boundary are not subject to assurance. The assessment is limited to the defined parameters.
- The assurance engagement does not include a review of legal compliances. Compliance with legal requirements is not within the scope of this assurance, and the Company is responsible for ensuring adherence to relevant laws.

The use of this assurance statement shall be governed by the terms and conditions of the contract between DNV and Dr. Reddy's, and DNV does not accept any liability if this assurance statement is used for an alternative purpose from which it is intended, not to any third party in respect of this assurance statement.

For DNV Business Assurance India Private Limited,	
Sarkar, Chandan Digitally signed by Sarkar, Chandan Date: 2026.06.23 10:53:13 +05'30'	Sharma, Anjana Digitally signed by Sharma, Anjana Date: 2026.06.23 11:02:49 +05'30'
Chandan Sarkar Lead Verifier DNV Business Assurance India Private Limited, India.	Anjana Sharma Assurance Reviewer DNV Business Assurance India Private Limited, India.
Assurance Team: Goutam Banik, Poornachander Maratha	

23/06/2026, Bengaluru, India.

DNV

Annexure I

GRI disclosures assured for reasonable level of assurance as a part of the BRSR Core:

- GRI 302: Energy 2016 – 302-1; 302-3
- GRI 303: Water and Effluents 2018 – 303-3; 303-4; 303-5
- GRI 305: Emissions 2016 – 305-1*; 305-2**
- GRI 306: Waste 2020 – 306-3; 306-4; 306-5

GRI Disclosures assured for limited level of assurance:

- GRI 2: General Disclosures 2021
- GRI 3: Material Topics 2021– 3-1; 3-2; 3-3
- GRI 201: Economic performance 2016 – 201-1; 201-2
- GRI 203: Indirect Economic Impacts 2016 - 203-1; 203-2
- GRI 204: Procurement Practices 2016 – 204-1
- GRI 205: Anti-corruption 2016 – 205-1; 205-2; 205-3
- GRI 206: Anti-Competitive Behavior 2016 – 206-1
- GRI 207: Tax 2019 – 207-1; 207-2; 207-3; 207-4
- GRI 301: Materials 2016-301-2; 301-3
- GRI 302: Energy 2016 – 302-2; 302-4
- GRI 303: Water and Effluents 2018 – 303-1; 303-2
- GRI 305: Emissions 2016 – 305-3***; 305-4; 305-5; 305-6; 305-7
- GRI 306: Waste 2020 – 306-1; 306-2
- GRI 308: Supplier environmental assessment 2016 – 308-1; 308-2
- GRI 401: Employment 2016 – 401-1; 401-2; 401-3
- GRI 402: Labor/Management Relations 2016 – 402-1
- GRI 403: Occupational Health and Safety 2018 – 403-1; 403-2; 403-3; 403-7; 403-9; 403-10
- GRI 404: Training and Education 2016 – 404-1; 404-2; 404-3
- GRI 405: Diversity and Equal Opportunity 2016 – 405-1; 405-2
- GRI 406: Non-discrimination 2016 – 406-1
- GRI 407: Freedom of Association and Collective Bargaining 2016 – 407-1
- GRI 408: Child Labor 2016 – 408-1
- GRI 409: Forced or Compulsory Labor 2016 – 409-1
- GRI 410: Security Practices 2016 – 410-1
- GRI 411: Rights of Indigenous Peoples 2016 – 411-1
- GRI 413: Local Communities 2016 – 413-1; 413-2
- GRI 414: Supplier Social Assessment 2016 – 414-1, 414-2
- GRI 416: Customer Health and Safety 2016 - 416-1, 416-2
- GRI 417: Marketing and Labeling 2016 – 417-1, 417-2, 417-3
- GRI 418: Customer Privacy 2016 – 418-1

**Calculation of Direct (Scope 1) GHG emissions is based on conversion factors, emission factors considered in the IPCC sixth assessment report (AR6 WGI Report), and GHG protocol cross-sector emission factors, Department for Environment Food & Rural Affairs (DEFRA 2025).*
***Indirect (Scope 2) GHG emissions for Indian operations are calculated based on the Grid Electricity Emission Factor (EF) - Central Electricity Authority, Govt. of India, CO2 baseline database for Indian Power Sector, version 21.0, December 2025. EF considered for international locations are UK - "DEFRA, 2025", for Mexico - "International Energy Agency (IEA, Pub. Sep 2025)", for USA - "Emissions & Generation Resource Integrated Database (eGRID)" – EPA 2025, and other overseas facilities –"IEA, Pub. Sep 2025".*
****Calculation of Other Indirect (Scope 3) GHG emissions are based on emission factors considered in Category 1, 2, 4, 6, 9: Supply chain Greenhouse Gas Emission Factors v1.3 by NAICS-6 (North American Industry Classification System), Category 3, 5 & 7: DEFRA- Greenhouse gas reporting: conversion factors 2025, Category 5: GHG protocol, Category 7: India Specific Road Transport Emission Factors, 2015 - WRI - India GHG Program, Category 8 &13: Electricity CEA/ Our World, DEFRA 2025 Full Set V1.0, Category 10: Scope 3 Greenhouse GAS emissions calculation: Guidance for the Pharmaceutical industry by PSCI, Category12: Emissions from Waste Incineration- Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories by IPCC.*

Annexure II – Sites selected for audit

S.no	Site	Location
1.	Corporate Office	Hyderabad – Head Office
2.	India Offices (onsite)	Hyderabad - APSL Hyderabad - FTO 3 Hyderabad - IPDO Hyderabad - CTO 2
3.	India Offices (remote audit)	Miryalaguda - CTO 5 Pydibheemavaram - FTO 11 Pydibheemavaram - CTO SEZ
4.	International Offices (remote audit)	Mexico - CTO

GRI CONTENT INDEX

Statement of use is as per GRI 1

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
GRI 2: General Disclosures 2021	2-1 Organizational details				Who We Are (Pgs 2-3)	-
	2-2 Entities included in the organization's sustainability reporting				Approach to Reporting: Scope and Coverage of Reporting (pg. 14)	-
	2-3 Reporting period, frequency and contact point				Approach to Reporting: Scope and Coverage of Reporting (Pg 14)	1st April 2025 to 31st March 2026
	2-4 Restatements of information				Approach to Reporting (Pg 14)	
	2-5 External assurance				Approach to Reporting: Assurance Methodology (pg. 14)	-
	2-6 Activities, value chain and other business relationships				Who we are (pg. 2), Management Discussion & Analysis (pg:92-119)	-
	2-7 Employees	8, 10, 12	6		Helping our people realise their full potential (pg. 42); BRSR - Section A, Principle 3, Principle 5 (pg: 160,161,198-201)	Permanent Employees: 27527 Other than Permanent Employees: 9199
	2-8 Workers who are not employees	8, 10, 12	6		Helping our people realise their full potential (pg. 42); BRSR: Principle 3, Principle 5 (pg: 188-193; 198-201)	Permanent Workers: 564 Other than Permanent Workers: 5197
	2-9 Governance structure and composition	5, 16			Leading responsibly: Governance structure (pg. 74), Corporate governance report (Pgs 215 - 250)	-
	2-10 Nomination and selection of the highest governance body	5, 16			Corporate governance report (Pgs 215 - 250)	-
	2-11 Chair of the highest governance body	16			Corporate governance report (Pgs 215 - 250)	-
	2-12 Role of the highest governance body in overseeing the management of impacts	16			Leading responsibly: Governance Struture (Pg 72); Corporate Governance Report (Pgs 215 - 250)	-
	2-13 Delegation of responsibility for managing impacts				Leading responsibly: Governance Struture (pg. 72); Corporate Governance Report (Pgs 215 - 250)	-

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	2-14 Role of the highest governance body in sustainability reporting				Leading responsibly: ESG Governance Struture (pg. 72); Corporate Governance Report (Pgs 215 - 250)	-
	2-15 Conflicts of interest	16			BRSR Principle 1 (Pg 182)	-
	2-16 Communication of critical concerns				Leading responsibly: Reporting Accountability and Grievance Redressal (pg. 73)	-
	2-17 Collective knowledge of the highest governance body				Corporate governance report (Pg 216)	-
	2-18 Evaluation of the performance of the highest governance body				Corporate governance report (Pg 126)	-
	2-19 Remuneration policies				Corporate governance report (Pg 126)	-
	2-20 Process to determine remuneration				Corporate governance report (Pg 126)	-
	2-21 Annual total compensation ratio			M 17- Human capital development	Annual total compensation ratio is 292.7	-
	2-22 Statement on sustainable development strategy				Our strategy pillars (pg 16), BRSR Section B (pg: 179-181)	-
	2-23 Policy commitments	16			Leading responsibly: Our Policies (pg. 68); Board's Report (Pg 122)	-
	2-24 Embedding policy commitments				Board's Report (Pg 122)	-
	2-25 Processes to remediate negative impacts				Leading responsibly: Human rights (pg. 74), BRSR principle 5 (Pgs 199-200)	-
	2-26 Mechanisms for seeking advice and raising concerns	16	10		Leading responsibly: Reporting Accountability and Grivance Redressal (pg. 73); BRSR Section B (pg: 179-181)	-
	2-27 Compliance with laws and regulations			M4- Compliance	Leading Responsibly: Anti-trust and competition law (pg. 74); Corporate Governance Report (Pg 216), BRSR Section C, Principle 1 (Pg 183)	-

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	2-28 Membership associations		3		BRSR Principle 7 (Pg 209)	-
	2-29 Approach to stakeholder engagement				BRSR Principle 4; (Pg 194) Stakeholder engagement and materiality assessment (pg. 93)	-
	2-30 Collective bargaining agreements		3		Leading responsibly: Human rights (Pg 74)	-
GRI 3: Material Topics 2021	3-1 Process to determine material topics				Stakeholder engagement and materiality assessment (pg. 92); BRSR Section A (Pgs 163-178)	-
	3-2 List of material topics	3, 8, 9, 10, 13			Stakeholder engagement and materiality assessment (pg. 92); BRSR Section A (Pgs 163-178)	-
	3-3 Management of material topics				Stakeholder engagement and materiality assessment (pg. 92); BRSR Section A (Pgs 163-178)	-
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed				Management Discussion and Analysis (Pgs 92-121)	-
	201-2 Financial implications and other risks and opportunities due to climate change	13	7, 8, 9		Double Materiality Assessment Report: ENGAGEMENT WITH INTERNAL STAKEHOLDERS (pg. 13)	-
	201-3 Defined benefit plan obligations and other retirement plans	8			Corporate Governance Report (Pg 216-250), Notes to Financial Statements (Pgs 283)	-
	201-4 Financial assistance received from government				Not reported	
GRI 202: Market Presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage				Not reported	
	202-2 Proportion of senior management hired from the local community				Not reported	
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported				Our strategy pillars (pg.16); Management Discussion and Analysis (Pgs 92 - 121)	-

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	203-2 Significant indirect economic impacts	1, 3, 8			Our strategy pillars (pg.16); Empowering the communities around us (pg. 48)	-
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	8		M 15- Supplychain management	BRSR principle 8 (Pg 210)	71.5%
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	16	10	M 5- Business ethics	BRSR principle 1 (Pg 183)	
	205-2 Communication and training about anti-corruption policies and procedures	16	10	M 5- Business ethics	Leading responsibly- Our Policies (pg. 68), BRSR Principle 1 (Pg 183)	-
	205-3 Confirmed incidents of corruption and actions taken	16	10	M 5- Business ethics	BRSR principle 1 (Pg 183)	0
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	16		M 5- Business ethics	BRSR principle 1; (Pg 183) Consolidated Financial Statement Notes (Pgs 380-385)	0
GRI 207: Tax 2019	207-1 Approach to tax	1, 10, 17			Independent auditor's report (Pgs 370); Tax Transparency Report	-
	207-2 Tax governance, control, and risk management	1, 10, 17			Independent auditor's report (Pg 370); Tax Transparency Report	-
	207-3 Stakeholder engagement and management of concerns related to tax	1, 10, 17			Independent auditor's report (Pg 370); Tax Transparency Report	-
	207-4 Country-by-country reporting				Independent auditor's report (Pg 370); Tax Transparency Report	-
GRI 301: Materials 2016	301-1 Materials used by weight or volume				Not reported	
	301-2 Recycled input materials used	8, 12			BRSR, Section C, Principle 2, Leadership Indicator Question 3 (Pg 187)	-
	301-3 Reclaimed products and their packaging materials				BRSR, Section C, Principle 2, Leadership Indicator Question 5 (Pg 187)	92% of these boxes are reused at CFA or stockist level

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
GRI 302: Energy 2016	302-1 Energy consumption within the organization	7, 8, 12, 13	7, 8, 9	M8- Energy management	BRSR, Section C, Principle 6, Essential Indicators Question 1 (Pg 202)	Total electricity consumption (A) 13,48,931
	302-2 Energy consumption outside of the organization			M8- Energy management	Not reported	
	302-3 Energy intensity	7, 8, 12, 13	8	M8- Energy management	BRSR, Section C, Principle 6, Essential Indicators Question 1 (Pg 202)	Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations) Million - 13.8
	302-4 Reduction of energy consumption	7, 8, 12, 13	7, 8, 9	M8- Energy management	BRSR, Section C, Principle 6, Essential Indicators Question 1 (Pg 202)	Total electricity consumption (A) FY 2026 - 13,48,931 FY 2026: 5,91,761# ; 13,48,931@ # Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass & ISTS @ Includes renewable energy from PPAs, rooftop solar, IEX-GDAM, JV Solar, hydel, biomass, ISTS IRECs & ISTS green attributes.
	302-5 Reductions in energy requirements of products and services			M8- Energy management	Building a greener tomorrow; Pgs 56-57, Annex VI of financial disclosures	
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	6, 12	7, 8	M10- Water management	Integrated Report FY 2026, Chapter: Building a Greener Tomorrow; Pg no: 61; Interactions with Water as a Shared Resource	-
	303-2 Management of water discharge-related impacts	6	7, 8, 9	M10- Water management	Integrated Report FY 2026, Chapter: Building a Greener Tomorrow; Pg no: 62; Management of Water Discharge-Related Impacts	-
	303-3 Water withdrawal	6	7, 8, 9	M10- Water management	BRSR, Section C, Principle 6, Essential Indicators Question 3 (Pg 203)	(i) Surface water 90,249 (ii) Groundwater 6,56,117 (iii) Third party water 3,20,737 (iv) Seawater / desalinated water 2,41,085 (v) Others (Municipal) 7,65,010 Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v) 20,73,198
	303-4 Water discharge	6	7, 8, 9	M10- Water management	BRSR, Section C, Principle 6, Essential Indicators Question 4 (Pg 203)	Sent to third-parties With treatment: Primary treatment - 1,16,983

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	303-5 Water consumption	6	7, 8, 9	M10- Water management	BRSR, Section C, Principle 6, Essential Indicators Question 3 (Pg 203)	Total Scope 1 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available) Metric tonnes of CO2 equivalent 1,16,841
GRI 101: Biodiversity 2024	Disclosure 101-1 Policies to halt and reverse biodiversity loss 7				Integrated Report FY 2026, Biodiversity from assessment to action; Pg no: 64	-
	Disclosure 101-2 Management of biodiversity impacts	14, 15	7		Integrated Report FY 2026, Biodiversity from assessment to action; Pg no: 64	-
	Disclosure 101-4 Identification of biodiversity impacts	14, 15	7		Integrated Report FY 2026, Biodiversity from assessment to action; Pg no: 65	
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	3, 11, 12, 13, 15	7, 8	M7- Climate change	BRSR, Section C, Principle 6, Essential Indicators Question 7 (Pg 204)	"Total Scope 1 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available) Metric tonnes of CO2 equivalent 1,16,841"
	305-2 Energy indirect (Scope 2) GHG emissions	3, 11, 12, 13, 15	7, 8	M7- Climate change	BRSR, Section C, Principle 6, Essential Indicators Question 7 (Pg 204)	Total Scope 2 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available) Metric tonnes of CO2 equivalent 3,15,079# 57,977@ # Location Based is excluding IRECs ,ISTS & Green attributes @ Market based is including IRECs,ISTS & Green attributes
	305-3 Other indirect (Scope 3) GHG emissions	3, 11, 12, 13, 15	7, 8	M7- Climate change	BRSR, Section C, Principle 6, Leadership Indicators Question 2 (Pg 207)	Total Scope 3 emissions (Break-up of the GHG into CO2, CH4, N2O, HFCs, PFCs, SF6, NF3, if available)
	305-4 GHG emissions intensity	3, 11, 12, 13, 15	7, 8	M7- Climate change	BRSR, Section C, Principle 6, Essential Indicators Question 7 (Pg 204) BRSR, Section C, Principle 6, Leadership Indicators Question 2 (Pg 207)	Scope 1 and 2 - 0.52 Scope 3 - 2.3
	305-5 Reduction of GHG emissions	3, 11, 12, 13, 15	7, 8	M7- Climate change	BRSR, Section C, Principle 6, Essential Indicators Question 8 (Pg 205) BRSR, Section C, Principle 6, Leadership Indicators Question 2 (Pg 207)	FY 2026 FY 2025 Scope 1 1,16,841 1,42,772 Scope 2 3,15,079# 1,96,309# 57,977@ 94,690@ Scope 3 7,80,738 845,849 # Location Based is excluding IRECs, ISTS & Green attributes @ Market based is including IRECs,ISTS & Green attributes

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	305-6 Emissions of ozone-depleting substances (ODS)	3, 13	7, 8	M7- Climate change	Integrated Report FY 2026, Chapter: Building a Greener Tomorrow; Pg no: 57; Air Emissions	Refrigerant fugitive emissions arise primarily from refrigerant recharging in air conditioning and refrigeration equipment, and from fire suppression systems. In FY 2026, our emissions from Ozone Depleting Substances were 1.88 tCFC11e, as compared to 1.83 tCFC11e in FY 2025 and 2.15 tCFC11e in FY 2024
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	3, 11, 12, 13, 15	7, 8	M7- Climate change	BRSR, Section C, Principle 6, Leadership Indicators Question 6 (Pg 208)	NOx
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	3, 6, 11, 12	7, 8, 9	M9- Waste management	Integrated Report FY 2026, Chapter: Building a Greener Tomorrow; Pg no: 63; Waste Management	-
	306-2 Management of significant waste-related impacts	3, 6, 11, 12	7, 8, 9	M9- Waste management	Integrated Report FY 2026, Chapter: Building a Greener Tomorrow; Pg no: 63; Waste Management	-
	306-3 Waste generated	3, 6, 11, 12	7, 8, 9	M9- Waste management	BRSR, Section C, Principle 6, Essential Indicators Question 9 (Pg 209)	Plastic waste (A) 444.68 E-waste (B) 40.18 Bio-medical waste (C) 290.31 Construction and demolition waste (D) 6,728.98 Battery waste (E) 107.72 Radioactive waste (F) 0 Other Hazardous waste. 48037.97 Other Non-hazardous waste generated (Break-up by composition i.e. by materials relevant to the sector) 56057.80 Total: 1,11,707.5
	306-4 Waste diverted from disposal	3, 6, 11, 12	7, 8, 9	M9- Waste management	BRSR, Section C, Principle 6, Essential Indicators Question 9 (Pg 209)	(i) Recycled 77,116.50 (ii) Re-used 8495.22 (iii) Other recovery operations (Co-processing/Pre-processing) 23522.04 Total 1,09,133.76
	306-5 Waste directed to disposal	3, 6, 11, 12	7, 8, 9	M9- Waste management	BRSR, Section C, Principle 2, Essential Indicators Question 9 (Pg 209)	(i) Incineration 465.17 (ii) Landfilling 1490.78 (iii) Other disposal operations 0 Total 1955.95
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria		8	M 15- Supplychain management	Integrated Report FY 2026, Chapter: Building a Greener Tomorrow; Pg no: 58; Engaging the Value Chain	-

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	308-2 Negative environmental impacts in the supply chain and actions taken			M 15- Supplychain management	Integrated Report FY 2026, Chapter: Leading Responsibly; Pg no: 79; Supply Chain Management	-
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	5, 8, 10	6	M 17- Human capital development	Talent Attraction and Retention pg: 43, BRSR - Section A (Pg 161)	New employee hires: 5,423 Turnover- Permanent Employees: 19.7% Permanent Workers: 6.7%
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	3, 5, 8		M 17- Human capital development	BRSR principle 3 Essential Indicator 1 (Pg 188), Employee Wellbeing and Benefits pg:47	-
	401-3 Parental leave	5, 8		M 17- Human capital development	BRSR principle 3 Essential Indicator 5 (Pg 189)	Permanent Employees Return to work rate Male - 91.4% Female - 93.5% Total - 91.9% Retention rate Male - 89.9% Female - 92.8% Total - 90.5%"
GRI 402: Labor/ Management Relations 2016	402-1 Minimum notice periods regarding operational changes			M 17- Human capital development	Organization provides significant operational changes to employees & other relevant stakeholders varying from weeks to month through various modes of communication.	
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	3, 8		M6- Health and safety	Occupational Health and Safety pg: 39	-
	403-2 Hazard identification, risk assessment, and incident investigation			M6- Health and safety	Risk and Hazard Identification and Mitigation pg: 39	-
	403-3 Occupational health services	3, 8		M6- Health and safety	Occupational Health and Well-being pg: 40	-
	403-4 Worker participation, consultation, and communication on occupational health and safety			M6- Health and safety	Risk and Hazard Identification and Mitigation pg: 39	-

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
	403-5 Worker training on occupational health and safety	3, 8	6	M6- Health and safety	Occupational Health and Safety pg: 39	-
	403-6 Promotion of worker health	3, 8		M6- Health and safety	Occupational Health and Well-being pg: 40	-
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	3, 8		M6- Health and safety	Occupational Health and Safety pg: 39	-
	403-8 Workers covered by an occupational health and safety management system	3, 8		M6- Health and safety	Occupational Health and Safety pg: 39	-
	403-9 Work-related injuries	3, 8, 16		M6- Health and safety	BRSR principle 3 Essential Indicator 11 (Pg 192)	Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked) Employees: 0.16 Workers: 0.08 Total recordable work-related injuries Employees: 19 Workers: 14
	403-10 Work-related ill health	3, 8, 16		M6- Health and safety	BRSR principle 3 Essential Indicator 11 (Pg 192)	High consequence work-related injury or ill-health (excluding fatalities) Employees: 0 Workers: 0
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	4, 5, 8, 10		M 17- Human capital development	Learning and Development pg: 45	74.4 hours
	404-2 Programs for upgrading employee skills and transition assistance programs	8		M 17- Human capital development	Learning and Development pg: 45 Transition Assistance Programs: pg 47	-
	404-3 Percentage of employees receiving regular performance and career development reviews	5, 8, 10	6	M 17- Human capital development	Performance Management and Productivity pg: 46, BRSR Principle 3 Essential Indicator 9 (Pg 191)	Performance and career development reviews: **Employees** Male: 96.1 Female: 97.8 Other: 100 Total: 96.7 **Workers** Male: 98.9 Female: 100 Other: 0 Total: 98.9

GRI CONTENT INDEX

GRI STANDARD	DISCLOSURE	UN SDG	UNGC Principles	Material Issue	LOCATION	Data
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	5, 8, 10	6	M 17- Human capital development	Gender diversity and inclusion pg: 41	21.6% | 17.9% Women in workforce and in our leadership team respectively
	405-2 Ratio of basic salary and remuneration of women to men	5, 8, 10	6	M 17- Human capital development	BRSR Principle 5 Essential Indicator 3 (Pg 199)	Gross wages paid to females as a % of total wages: 25%
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	5, 8, 10	6	M 17- Human capital development	BRSR Principle 5 Essential Indicator 3 (Pg 199)	**Sexual Harassment** Filed during the year: 21 Pending resolution at the end of the year: 6 **Discrimination at workplace** Filed during the year: 124 Pending resolution at the end of the year: 17
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk		3	M 17- Human capital development	Human Rights pg: 74-75, BRSR Principle 5 (pg: 198-201)	-
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	5, 8, 10	5	M 17- Human capital development	Human Rights pg: Pgs 74-75, BRSR Principle 5 (pg: 198-201)	-
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	5, 8	4, 5	M 17- Human capital development	BRSR Principle 5 (pg: 198-201)	-
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures	16	1, 2	M 17- Human capital development	BRSR Principle 5 (pg: 198-201)	-
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples			M 17- Human capital development	There are no incidents of violating rights of indigenous people.	
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs			M 17- Human capital development	Empowering the communities around us (Pg 48), Board's Report (Pg 122), BRSR Principle 8 (Pg 212)	Lives benefited: 1,119,100
	413-2 Operations with significant actual and potential negative impacts on local communities			M 17- Human capital development	There are no significant negative impacts on local communities.	
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	5, 8, 11, 16		M 17- Human capital development	Engaging the Value Chain pg: 58, BRSR Principle 2 (Pg 185)	
GRI 415: Public Policy 2016	415-1 Political contributions				Financial Statement Notes (Pg 283)	
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories			M6- Health and safety; M1- Product quality	Integrated Report FY 2026, Chapter: Leading Responsibly; Pg no: 77-78; Pharmacovigilance	
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services			M6- Health and safety; M1- Product quality	There are no incidents of non-compliance. However voluntary recalls information was reported in Ess. Indicator 4 of BRSR Principle 9 (Pg 213)	
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labeling	12		M1- Product quality	BRSR Principle 9 (Pg 213)	
	417-2 Incidents of non-compliance concerning product and service information and labeling			M1- Product quality	Product quality and Pharmacovigilance chapters in governance section (Pgs 77-78)	
	417-3 Incidents of non-compliance concerning marketing communications			M1- Product quality	Product quality and Pharmacovigilance chapters in governance section (Pgs 77-78)	
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	16		M3- Cyber security	Information Security pg: 76	Information Security: Zero incidences

DISCLOSURES IN ACCORDANCE WITH ART. 964B SWISS CODE OF OBLIGATIONS

Disclosures in accordance with Art. 964B Swiss Code of Obligations	Topics covered	Section in the report	Reference page number
General information required to understand our business	Double Materiality assessment, stakeholder engagement, Policies related to material matters	Stakeholder engagement and materiality assessment, BRSR Section B	Pg: 80-85; 163-178
Risks related to non-financial matters	Risk management	Risk management, BRSR Section A	pg:86-87; 159-178
References to national, European or international regulations	Reporting standards and frameworks adopted to disclose non-financial information	Approach to reporting	pg: 14
Coverage of subsidiaries	Reporting boundary covering inclusions and exclusions	Approach to reporting	pg:14
Description of the business model	Business model	Our Value creation model, Our strategy pillars	pg: 16-23
Environmental matters	Emissions, Energy transition, Biodiversity, Water management, Waste management	Building a Greener Tomorrow, BRSR Principle 6	pg: 54-65; 202-209
Social matters	Product quality, Our strategy for wider access; Strategic collaborations; Strengthening our product pipeline; Focusing on public health; Patient assistance and support	Leading responsibly, Access, Affordability, and Innovation	pg: 66-79; 26-37
Employee-related matters	Human capital development, Diversity and inclusion	Helping our people realise their full potential	pg: 38-47
Respect for human rights	Human rights	Leading responsibly, BRSR Principle 5	pg: 74-75; 198-201
Combating corruption	Business Ethics and Regulatory Compliance	Leading responsibly	pg: 66-79
Non financial performance indicators	Key Performance indicators related to non-financial information	Key performance indicators, Our value creation model, Building the future responsibly	Pg: 8-9; 24-25

GLOSSARY

AC	Audit Committee
ADR	American Depository Receipt
AGM	Annual General Meeting
AI	Artificial Intelligence
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredient
AS	Accounting Standards
ASN	Advanced Shipment Notice
ATV/ATN	Atorvastatin calcium
AVF	Arteriovenous Fistula
ANVISA	Agência Nacional de Vigilância Sanitária (Brazilian Health regulatory agency)
ATAR	Anytime audit readiness mechanism
ATFD	Agitated Thin Film Dryer
BAC	Banking and Authorization Committee
BRSR	Business Responsibility and Sustainability Report
BSE	Bombay Stock Exchange
BN	Billion
BLA	Biologics License Application
CAGR	Compound Annual Growth Rate
CCO	Chief Compliance Officer
CDP	Carbon Disclosure Project
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIP	Community Health Intervention Programme
CII	Confederation of Indian Industry
CIN	Corporate Identity Number
COBE	Code of Business Conduct and Ethics
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CPCB	Central Pollution Control Board
CRL	Complete Response Letters
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
CUSIP	Committee on Uniform Security Identification Procedures
CDSCO	Central Drugs Standard Control Organisation
DCGI	Drug Controller General of India
DIN	Director's Identification Number
DMF	Drug Master File
DP	Depository Participant
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health and Education

EBITDA	Earnings Before Interest, Taxes, Depreciation And Amortization
EC	Electronically Commutated
EGM	Extraordinary General Meeting
EIR	Establishment Inspection Report
EM	Emerging Markets
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
EUG	Europe Generics
EVEN	Evoting Event Number
FAQ	Frequently Asked Questions
FICCI	Federation of Indian Chambers of Commerce & Industry
FO	Fuel Oil
FPL	Friction Power Loss
FTO	Formulations technical operations
FMEA	Failure Mode and Effects Analysis
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GG	Global Generics
GHG	Green House Gas
GMO	Global Manufacturing Operations
GMP	Good Manufacturing Practices
GARDP	Global Antibiotic Research & Development Partnership
HR	Human Resources
HVAC	Heat, Ventilation and Air Conditioning
HOC	Heat of Compression
HPAPI	High Potency Active Pharmaceutical Ingredient
IASB	Indian Accounting Standard Board
ICAI	Institute of Chartered Accountants of India
ICC	Internal Complaints Committee
IEC	Information, Education and Communication
IEPF	Investor Education and Protection Fund
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
Ind AS	Indian Accounting Standard
ISAE	International standard on Assurance engagements
INR	Indian Rupees
IOT	Internet of Things
IP	Intellectual Property
IPDO	Integrated Product Development Organisation
ICH	International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use

GLOSSARY

IR	Integrated Annual Report
ISIN	International Securities Identification Number
IST	Indian Standard Time
IT	Information Technology
JPY	Japanese Yen
JWG	Joint Working Group
KARV	Kallam Anji Reddy Vidyalaya
KAR-VJR	Kallam Anji Reddy – Vocational Junior College
KMP	Key Managerial Personnel
KPI	Key Performance Indicators
LABS	Livelihood Advancement Business School
LSSSDC	Life Sciences Sector Skill Development Council
LTIFR	Lost Time Injury Frequency Rate
M&A	Mergers and Acquisitions
MC	Management Council
MD	Managing Director
MD&A	Management Discussion & Analysis
MT	Metric Tonne
NAG	North America Generics
NCEs	New Chemical Entities
NRT	Nicotine replacement therapy
NCLT	National Company Law Tribunal
NDA	New Drug Application
NGO	Non-Governmental Organisation
NGCC	Nomination, Governance, and Compensation Committee
NLEM	National List of Essential Medicines
NPPA	National Pharmaceutical Pricing Authority
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
NSE IFSC	National Stock Exchange of India International Financial Service Centre
NYSE	New York Stock Exchange Inc.
NIST	National Institute of Standards and Technology
OP	Out Patient
OTC	Over-the-counter
OTIF	On Time In Full
PAN	Permanent Account Number
PAT	Profit After Tax
PBT	Profit Before Tax
PHC	Primary Health Centres
PMI	Process Mass Intensity
PO	Purchase Order
PP	Proprietary Products

PPE	Personal Protective Equipment
PSAI	Pharmaceuticals Services and Active Ingredients
PMDA	Pharmaceuticals and Medical Devices Agency
PwD	People with Disabilities
P2P	Procure to Pay
RAT	Rapid Antigen Tests
rFC	Recombinant Factor C
RD	Regional Director
R&D	Research and Development
RDIF	Russian Direct Investment Fund
RMC	Risk Management Committee
RO	Reverse Omission
RoCE	Return on Capital Employed
RoW	Rest of World
RTA	Registrar and Transfer Agent
SCSR	Sustainability and Corporate Social Responsibility Committee
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SASB	Sustainability Accounting Standards Board
SEZ	Special Economic Zone
SHE	Safety, Health and Environment
SG&A	Selling, General and Administrative
SIP	School Improvement Program
SMP	Senior Management Personnel
SPCB	State Pollution Control Board
SRC	Stake Holder Relationship Committee
SS	Secretarial Standards
STOC	Science, Technology and Operation Committee
SOX	Sarbanes Oxley Act, 2002
TCFD	Task Force on Climate-Related Financial Disclosures
UK	United Kingdom
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VC/ OVAM	Video Conferencing /Other Audio Visual Means
VFD	Variable Frequency Drive
ZLD	Zero Liquid Discharge
2DG	2-Deoxy-D-Glucose
MHI	My Health Index
MITRA	Making Integrated Transformation through Resourceful Agriculture

GLOSSARY

MHRA	Medicines and Healthcare products Regulatory Agency
MLP	Multi-Layered Plastic
MoU	Memorandum of Understanding
MT	Metric Ton
MTCO2e	Metric Tonnes of Carbon Dioxide Equivalent
MDS	Myelodysplastic syndrome
MW	Megawatt
MS	Mild Steel
NGO	Non-Governmental Organisation
NHLP	New Horizons Leadership Programme
NHWP	New Horizons Well-being Programme
NAM	New Approach Methodologies
NOx	Nitrogen Oxides
OTC	Over-the-counter
PET	Polyethylene Terephthalate
PPA	Power Purchase Agreements
PPP	Purchasing Power Parity
PSCI	Pharmaceutical Supply Chain Initiative
PV	Pharmacovigilance

PwD	Persons with Disabilities
QbD	Quality by Design
QMS	Quality Management System
REC	Renewable Energy Certificate
RWA	Rural Workforce Agencies
S2C	Selection-to-Commercial
SAMP	Social Accountability Management Procedure
SCOC	Supplier Code of Conduct
SMT	Self-Managed Teams
Sox	Sulfur Oxides
STEM	Science, Technology, Engineering and Mathematics
STP	Sewage Treatment Plant
TPM	Total Productive Maintenance
TPR	Transplanted Rice
UNGP	United Nations Guiding Principles
UN SDGs	United Nations Sustainable Development Goals
WASH	Water, Sanitation and Hygiene
Wits RHI	Wits Reproductive Health and HIV Institute
YLP	Young Leaders Programme

ISSB DISCLOSURES ON IFRS S1 & S2

This content index has been prepared with reference to the IFRS S1 &S2 Sustainability and climate related Disclosure Standards issued by the International Sustainability Standards Board (ISSB). It provides a mapping of the Company's disclosures against few relevant IFRS S2 requirements and rest of S2 disclosures are reported in our ESG data book FY 26

Topic	IFRS Index	Requirements	Location in Report
Governance	IFRS S1.26, IFRS S2.26	Objective of sustainability-related, Climate – related financial disclosures on governance is to enable users of general purpose financial reports to understand the governance processes, controls and procedures an entity uses to monitor, manage and oversee sustainability-related risks and opportunities.	Leading Responsibly, ESG Governance Structure, Pg (pg: 72-73)
Governance	IFRS S1.27, IFRS S2.27	To achieve this objective, an entity shall disclose information about the governance body(s) or individual(s) responsible for oversight of sustainability-related risks and opportunities, and management's role in the governance processes, controls and procedures used to monitor, manage and oversee sustainability-related and climate related risks and opportunities.	Leading Responsibly, ESG Governance Structure, Pg (pg: 72-73)
Governance	IFRS S1.27(a)	Disclose the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of sustainability-related risks and opportunities. Specifically, identify that body(s) or individual(s).	Leading Responsibly, ESG Governance Structure, Pg (pg: 72-73)
Governance	IFRS S1.27(a)(i)	Disclose how responsibilities for sustainability-related risks and opportunities are reflected in the terms of reference, mandates, role descriptions and other related policies applicable to that body(s) or individual(s).	Leading Responsibly, ESG Governance Structure, Pg (pg: 72-73) SCSR committee charter (SCSR-Committee-Charter-19052022.pdf)
Governance	IFRS S1.27(a)(ii)	Disclose how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to sustainability-related risks and opportunities.	Our Policies – list of Board Committee's Charter, NGCC Policy, CSR Policy, Biodiversity Policy etc. (pg 68); Board Highlights (Pg: 143, 225,226, 233)
Governance	IFRS S1.27(a)(iii)	Disclose how and how often the body(s) or individual(s) is informed about sustainability-related risks and opportunities.	Board Composition – Pg: 143, 225,226, 233 Board Highlights – Industry Experience infographic (pg:216) SCR committee charter (SCSR-Committee-Charter-19052022.pdf)
Governance	IFRS S1.27(a)(iv)	Disclose how the body(s) or individual(s) takes into account sustainability-related risks and opportunities when overseeing the entity's strategy, its decisions on major transactions and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities.	Leading Responsibly, ESG Governance Structure (pg 72-73)

Topic	IFRS Index	Requirements	Location in Report
Governance	IFRS S1.27(a)(v)	Disclose how the body(s) or individual(s) oversees the setting of targets related to sustainability-related risks and opportunities, and monitors progress towards those targets, including whether and how related performance metrics are included in remuneration policies.	Leading Responsibly, ESG Governance Structure, (pg: 72-73)
Governance	S1.27(a)(vi)	How body oversees the setting of targets and monitors progress, including related performance metrics in remuneration	Leading Responsibly, Key Highlights of Corporate Governance Practices (pg: 72-73)
Governance	IFRS S1.27(b), IFRS S2.27 (b)	Disclose management's role in the governance processes, controls and procedures used to monitor, manage and oversee sustainability-related and climate risks and opportunities.	Leading Responsibly, ESG Governance Structure, (pg: 72-73) Corporate Governance Report
Governance	IFRS S1.27(b)(i);	Disclose whether the role is delegated to a specific management-level position or management-level committee and how oversight is exercised over that position or committee.	Leading Responsibly, ESG Governance Structure, (pg: 72-73) SCSR committee charter
Governance	IFRS S1.27(b)(ii)	Disclose whether management uses controls and procedures to support the oversight of sustainability-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions.	Leading Responsibly, Management-Level Responsibility (pg: 72-73)
Strategy	IFRS S1.28	Objective of sustainability-related financial disclosures on strategy is to enable users of general purpose financial reports to understand an entity's strategy for managing sustainability-related risks and opportunities.	Building a Greener Tomorrow (pg: 54-65); Powering a Low-Carbon Future (p. 43); Leading Responsibly (pg: 66-79); Value Creation Model (pg: 22-23)
Strategy	IFRS S1.29	Specifically, an entity shall disclose information to enable users of general purpose financial reports to understand the sustainability-related risks and opportunities that could reasonably be expected to affect the entity's prospects; the current and anticipated effects on business model and value chain; the effects on strategy and decision-making; the effects on financial position, financial performance and cash flows; and the resilience of the entity's strategy and business model.	Building a Greener Tomorrow (pg. 54-65); Powering a Low-Carbon Future ; Leading Responsibly (pg.66-79); Value Creation Model (pg. 22-23)
Strategy	IFRS S1.29(a)	Disclose the sustainability-related risks and opportunities that could reasonably be expected to affect the entity's prospects.	Stakeholder Engagement and Materiality Assessment, Pg 80-85 Double Materiality assessment report (Double Materiality Assessment Report.pdf)
Strategy	IFRS S1.29(b)	Disclose the current and anticipated effects of those sustainability-related risks and opportunities on the entity's business model and value chain.	Stakeholder Engagement and Materiality Assessment, Pg 80-85
Strategy	IFRS S1.29(c)	Disclose the effects of those sustainability-related risks and opportunities on the entity's strategy and decision-making.	Stakeholder Engagement and Materiality Assessment, Pg 80-85
Strategy	IFRS S1.29(d)	Disclose the effects of those sustainability-related risks and opportunities on the entity's financial position, financial performance and cash flows for the reporting period, and their anticipated effects over the short, medium and long term, taking into consideration how those risks and opportunities have been factored into financial planning.	

Topic	IFRS Index	Requirements	Location in Report
Strategy	IFRS S1.29(e)	Disclose the resilience of the entity's strategy and its business model to those sustainability-related risks.	Risk Management, Pg 86-87
Sustainability-related risks and opportunities	IFRS S1.30; IFRS S2. 30	An entity shall disclose information that enables users of general purpose financial reports to understand the sustainability-related and climate related risks and opportunities that could reasonably be expected to affect the entity's prospects.	Stakeholder Engagement and Materiality Assessment (pg. 80-85); Building a Greener Tomorrow, Understanding Climate-Related Risk (p. 47); Risk Management (p. 86)
Sustainability-related risks and opportunities	IFRS S1.30(a)	Describe sustainability-related risks and opportunities that could reasonably be expected to affect the entity's prospects.	Stakeholder Engagement and Materiality Assessment (pg. 80-85) Building a Greener Tomorrow, Understanding Climate-Related Risk (pg. 56) Double materiality assessment report (Double Materiality Assessment Report.pdf)
Sustainability-related risks and opportunities	IFRS S1.30(b)	Specify the time horizons—short, medium or long term—over which the effects of each of those sustainability-related risks and opportunities could reasonably be expected to occur.	
Sustainability-related risks and opportunities	IFRS S1.30(c)	Explain how the entity defines short term, medium term and long term and how these definitions are linked to the planning horizons used by the entity for strategic decision-making.	
Sustainability-related risks and opportunities	IFRS S1.31, IFRS S2. 31	Short-, medium- and long-term time horizons can vary between entities and depend on many factors, including industry-specific characteristics, planning horizons used in the industry for strategic decision-making and capital allocation, and the time horizons over which users assess entities in that industry.	Building a Greener Tomorrow, Understanding Climate-Related Risk (pg. 56)
Business model and value chain	IFRS S1.32	An entity shall disclose information that enables users of general purpose financial reports to understand the current and anticipated effects of sustainability-related risks and opportunities on the entity's business model and value chain.	Double Materiality Assessment report (Double Materiality Assessment Report.pdf)
Business model and value chain	IFRS S1.32(a)	Disclose a description of the current and anticipated effects of sustainability-related risks and opportunities on the entity's business model and value chain.	Value Creation Model (pg: 22-23); Double Materiality Assessment report (Double Materiality Assessment Report.pdf)
Business model and value chain	IFRS S1.32(b)	Disclose a description of where in the entity's business model and value chain sustainability-related risks and opportunities are concentrated, for example geographical areas, facilities and types of assets.	Building a Greener Tomorrow, Understanding Climate-Related Risk (pg. 60); Biodiversity: TNFD/LEAP Assessment (p. 64) Double Materiality Assessment report (Double Materiality Assessment Report.pdf)
Strategy and decision-making	IFRS S1.33	An entity shall disclose information that enables users of general purpose financial reports to understand the effects of sustainability-related risks and opportunities on its strategy and decision-making.	Double Materiality Assessment report (Double Materiality Assessment Report.pdf)
Strategy and decision-making	IFRS S1.33(a)	Disclose how the entity has responded to, and plans to respond to, sustainability-related risks and opportunities in its strategy and decision-making.	Section A of the Business Responsibility and Sustainability Report (pg:159-178) Report of the Risk Management Committee in the Corporate Governance report (Pg: 230-231)

Topic	IFRS Index	Requirements	Location in Report
Strategy and decision-making	IFRS S1.33(b); IFRS S2.33 (b)	Disclose the progress against plans the entity has disclosed in previous reporting periods, including quantitative and qualitative information.	Building a Greener Tomorrow, Metrics and Targets table (pg. 55) Key performance indicators (p. 8,9)
Strategy and decision-making	IFRS S1.33(c)	Disclose trade-offs between sustainability-related risks and opportunities that the entity considered.	
Financial position, financial performance and cash flows	IFRS S1.34	An entity shall disclose information that enables users of general purpose financial reports to understand the effects of sustainability-related risks and opportunities on the entity's financial position, financial performance and cash flows for the reporting period, and the anticipated effects over the short, medium and long term.	
Financial position, financial performance and cash flows	IFRS S1.34(a); IFRS S2.34(a)	Disclose the effects of sustainability-related, Climate related risks and opportunities on the entity's financial position, financial performance and cash flows for the reporting period (current financial effects).	Building a Greener Tomorrow, Understanding Climate-Related Risk (pg. 57); Leading Responsibly, Information Security (p. 76); Key Financial Performance Indicators (p. 9)
Financial position, financial performance and cash flows	IFRS S1.34(b); IFRS S2.34(b)	Disclose the anticipated effects of sustainability-related risks and opportunities on the entity's financial position, financial performance and cash flows over the short, medium and long term, taking into consideration how sustainability-related and climate related risks and opportunities are included in the entity's financial planning (anticipated financial effects).	Building a Greener Tomorrow, Understanding Climate-Related Risk (pg. 60); Leading Responsibly, Information Security (pg. 76); Key Financial Performance Indicators (pg. 8-9)
Financial position, financial performance and cash flows	IFRS S1.35; IFRS S2.35	Specifically, an entity shall disclose quantitative and qualitative information about current and anticipated financial effects.	Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60); Leading Responsibly, Information Security (pg. 76); Key Financial Performance Indicators (pg. 8-9)
Financial position, financial performance and cash flows	IFRS S1.35(a)	Disclose how sustainability-related risks and opportunities have affected the entity's financial position, financial performance and cash flows for the reporting period.	Value creation model (pg 22-23)
Financial position, financial performance and cash flows	IFRS S1.35(b)	Disclose the sustainability-related risks and opportunities identified in paragraph 35(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.	Value creation model (pg 22-23)
Financial position, financial performance and cash flows	IFRS S1.35(c); IFRS S2.35(c)	Disclose how the entity expects its financial position to change over the short, medium and long term, given its strategy to manage sustainability and climate related risks and opportunities.	Value creation model and respective sections of the report (pg: 22-23; 66-79; 54-65; 26-37)

Topic	IFRS Index	Requirements	Location in Report
Financial position, financial performance and cash flows	IFRS S1.35(c)(i)	In considering expected changes in financial position, take into account investment and disposal plans, including plans for capital expenditure, major acquisitions and divestments, joint ventures, business transformation, innovation, new business areas and asset retirements, including plans the entity is not contractually committed to.	Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60). Leading Responsibly, Information Security (pg. 76). Key Financial Performance Indicators (pg.8-9)
Financial position, financial performance and cash flows	IFRS S1.35(c)(ii)	In considering expected changes in financial position, take into account planned sources of funding to implement the entity's strategy.	Key Financial Performance Indicators (pg. 8-9)
Financial position, financial performance and cash flows	IFRS S1.35(d)	Disclose how the entity expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage sustainability-related risks and opportunities.	Key Financial Performance Indicators (pg.8-9)
Financial position, financial performance and cash flows	IFRS S1.36	In providing quantitative information, an entity may disclose a single amount or a range.	Building a greener tomorrow, Understanding Climate-Related Risk (pg. 60)
Financial position, financial performance and cash flows	IFRS S1.37	In preparing disclosures about anticipated financial effects of a sustainability related risk or opportunity, an entity shall use all reasonable and supportable information available at the reporting date without undue cost or effort and use an approach commensurate with the skills, capabilities and resources available to the entity.	Leading Responsibly, Management-Level Responsibility (pg. 72-73); Building a greener tomorrow, Understanding Climate-Related Risk (pg. 60)
Financial position, financial performance and cash flows	IFRS S1.37(a)	Use all reasonable and supportable information that is available to the entity at the reporting date without undue cost or effort.	Leading Responsibly, Management-Level Responsibility (pg. 61-62)
Financial position, financial performance and cash flows	IFRS S1.37(b)	Use an approach that is commensurate with the skills, capabilities and resources that are available to the entity for preparing those disclosures.	Leading Responsibly, Management-Level Responsibility (pg. 72-73)
Financial position, financial performance and cash flows	IFRS S1.38	An entity need not provide quantitative information about the current or anticipated financial effects of a sustainability-related risk or opportunity if those effects are not separately identifiable or if the level of measurement uncertainty is so high that the resulting quantitative information would not be useful.	Financial materiality – Double materiality assessment (Double Materiality Assessment Report.pdf)
Financial position, financial performance and cash flows	IFRS S1.38(a)	Quantitative information need not be provided if those effects are not separately identifiable.	Financial materiality – Double materiality assessment (Double Materiality Assessment Report.pdf)
Financial position, financial performance and cash flows	IFRS S1.38(b)	Quantitative information need not be provided if the level of measurement uncertainty involved in estimating those effects is so high that the resulting quantitative information would not be useful.	Financial materiality – Double materiality assessment (Double Materiality Assessment Report.pdf)
Financial position, financial performance and cash flows	IFRS S1.39	An entity need not provide quantitative information about anticipated financial effects if the entity does not have the skills, capabilities or resources to provide that quantitative information.	Not applicable
Financial position, financial performance and cash flows	IFRS S1.40	If an entity determines that it need not provide quantitative information applying paragraphs 38–39, the entity shall explain why, provide qualitative information about those financial effects, and provide quantitative information about the combined financial effects unless that combined information would not be useful.	Not applicable
Financial position, financial performance and cash flows	IFRS S1.40(a)	Explain why quantitative information has not been provided.	Quantitative information is provided in the respective sections when significant material issues are addressed
Financial position, financial performance and cash flows	IFRS S1.40(b)	Provide qualitative information about those financial effects, including identifying line items, totals and subtotals within the related financial statements that are likely to be affected, or have been affected, by that sustainability-related risk or opportunity.	Financial materiality – Double materiality assessment (Double Materiality Assessment Report.pdf)
Financial position, financial performance and cash flows	IFRS S1.40(c)	Provide quantitative information about the combined financial effects of that sustainability-related risk or opportunity with other sustainability-related risks or opportunities and other factors unless the entity determines that quantitative information about the combined financial effects would not be useful.	Leading Responsibly (Pg 66), Building a greener tomorrow (Pg 54)
Resilience	IFRS S1.41	An entity shall disclose information that enables users of general purpose financial reports to understand its capacity to adjust to the uncertainties arising from sustainability-related risks. An entity shall disclose a qualitative and, if applicable, quantitative assessment of the resilience of its strategy and business model in relation to its sustainability-related risks, including information about how the assessment was carried out and its time horizon. When providing quantitative information, an entity may disclose a single amount or a range.	BRSR, Section A, Question 26 (Pg 163)
Resilience	IFRS S1.42; IFRS S2.42	Other IFRS Sustainability Disclosure Standards may specify the type of information an entity is required to disclose about its resilience to specific sustainability and climate related risks and how to prepare those disclosures, including whether a scenario analysis is required.	Building a Greener Tomorrow, Understanding Climate-Related Risk (pg. 60-61), Leading responsibly (Pg 86)

Topic	IFRS Index	Requirements	Location in Report
Risk management	IFRS S1.43	Objective of sustainability-related financial disclosures on risk management is to enable users of general purpose financial reports to understand an entity's processes to identify, assess, prioritise and monitor sustainability-related risks and opportunities, including whether and how those processes are integrated into and inform the entity's overall risk management process, and to assess the entity's overall risk profile and overall risk management process.	BRSR, Section A, Question 26 (Pg 163)
Risk management	IFRS S1.43(a)	Enable users to understand an entity's processes to identify, assess, prioritise and monitor sustainability-related risks and opportunities, including whether and how those processes are integrated into and inform the entity's overall risk management process.	BRSR, Section A, Question 26 (Pg 163)
Risk management	IFRS S1.43(b)	Enable users to assess the entity's overall risk profile and its overall risk management process.	Report of the Risk Management Committee in the Corporate Governance report (Pg 230-231)
Risk management	IFRS S1.44	To achieve this objective, an entity shall disclose information about processes and related policies used to identify, assess, prioritise and monitor sustainability-related risks and opportunities, and the extent to which and how those processes are integrated into the overall risk management process.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf))
Risk management	IFRS S1.44(a)	Disclose the processes and related policies the entity uses to identify, assess, prioritise and monitor sustainability-related risks.	Risk Management, (Pg 86)
Risk management	IFRS S1.44(a)(i)	Disclose the inputs and parameters the entity uses, for example information about data sources and the scope of operations covered in the processes.	Value creation model (Pgs 22-23), Reporting criteria (ESG Reporting Criteria 2024-25_2.pdf)
Risk management	IFRS S1.44(a)(ii)	Disclose whether and how the entity uses scenario analysis to inform its identification of sustainability-related risks.	Building a Greener tomorrow, Understanding Climate-Related Risk (pg.60-61);
Risk management	IFRS S1.44(a)(iii)	Disclose how the entity assesses the nature, likelihood and magnitude of the effects of those risks, for example whether the entity considers qualitative factors, quantitative thresholds or other criteria.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf))
Risk management	IFRS S1.44(a)(iv)	Disclose whether and how the entity prioritises sustainability-related risks relative to other types of risk.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf))
Risk management	IFRS S1.44(a)(v)	Disclose how the entity monitors sustainability-related risks.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf)); Stakeholder Engagement and Materiality Assessment (p. 80-85)
Risk management	IFRS S1.44(a)(vi)	Disclose whether and how the entity has changed the processes it uses compared with the previous reporting period.	Approach to reporting (Pg 14-15)
Risk management	IFRS S1.44(b); IFRS S2.44 (b)	Disclose the processes the entity uses to identify, assess, prioritise and monitor sustainability and climate related opportunities.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf)); Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60-61).

Topic	IFRS Index	Requirements	Location in Report
Risk management	IFRS S1.44(c)	Disclose the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring sustainability-related risks and opportunities are integrated into and inform the entity's overall risk management process.	BRSR, Section A, Question 26 (Pg 163); Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf));
Metrics and targets	IFRS S1.45	Objective of sustainability-related financial disclosures on metrics and targets is to enable users of general purpose financial reports to understand an entity's performance in relation to its sustainability-related risks and opportunities, including progress towards any targets the entity has set, and any targets it is required to meet by law or regulation.	Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60-61). Leading Responsibly, Information Security, Product Quality (p. 65–66).
Metrics and targets	IFRS S1.46; IFRS S2.46	An entity shall disclose, for each sustainability and climate related risk and opportunity that could reasonably be expected to affect the entity's prospects, metrics required by an applicable IFRS Sustainability Disclosure Standard and metrics the entity uses to measure and monitor the risk or opportunity and performance in relation to it.	Building a Greener tomorrow, Understanding Climate-Related Risk (p. 47). Leading Responsibly, Information Security, Product Quality (p. 76-77).
Metrics and targets	IFRS S1.46(a); IFRS S2. 46(a)	Disclose metrics required by an applicable IFRS Sustainability Disclosure Standard.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf); Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60-61). Leading Responsibly, Information Security, Product Quality (p. 76-77).
Metrics and targets	IFRS S1.46(b); IFRS S2. 46(b)	Disclose metrics the entity uses to measure and monitor the sustainability and climate related risk or opportunity and its performance in relation to that risk or opportunity, including progress towards any targets set and any targets required by law or regulation.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf); Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60-61). Leading Responsibly, Information Security, Product Quality (p. 76-77). Key Performance indicators- Non financial indicators (Pg 9) Value creation model Stakeholder Engagement and Materiality Assessment (p. 70–72)
Metrics and targets	IFRS S1,S2.46(b)(i)	Disclose metrics the entity uses to measure and monitor that sustainability and climate related risk or opportunity.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf); Building a Greener tomorrow, Understanding Climate-Related Risk (p. 47). Leading Responsibly, Information Security, Product Quality (p. 65–66). Key Performance indicators- Non financial indicators Value creation model (Pgs 22-23) Stakeholder Engagement and Materiality Assessment (p. 80-85)

Topic	IFRS Index	Requirements	Location in Report
Metrics and targets	IFRS S1,S2.46(b)(ii)	Disclose metrics the entity uses to measure and monitor its performance in relation to that sustainability and climate related risk or opportunity, including progress towards any targets the entity has set and any targets it is required to meet by law or regulation.	Double Materiality Assessment Report ((Double Materiality Assessment Report.pdf); Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60-61). Leading Responsibly, Information Security, Product Quality (p. 76-77). Key Performance indicators- Non financial indicators (Pg 9) Value creation model (Pgs 22-23) Stakeholder Engagement and Materiality Assessment (p. 80-85)
Metrics and targets	IFRS S1.47	In the absence of an IFRS Sustainability Disclosure Standard that specifically applies to a sustainability-related risk or opportunity, an entity shall apply paragraphs 57–58 to identify applicable metrics.	IFRS requirements are met
Metrics and targets	IFRS S1,S2.48	Metrics disclosed shall include metrics associated with particular business models, activities or other common features that characterise participation in an industry.	Double Materiality Assessment Report ((Double Materiality Assessment Report.pdf); Building a Greener tomorrow, Understanding Climate-Related Risk (pg. 60-61). Leading Responsibly, Information Security, Product Quality (p. 76-77). Key Performance indicators- Non financial indicators (Pg 9) Value creation model (Pgs 22-23) Stakeholder Engagement and Materiality Assessment (p. 80-85)
Metrics and targets	IFRS S1.49	If an entity discloses a metric taken from a source other than IFRS Sustainability Disclosure Standards, the entity shall identify the source and the metric taken.	Not Applicable
Metrics and targets	IFRS S1.50	If a metric has been developed by an entity, the entity shall disclose information about how the metric is defined, its form, whether it is validated by a third party, and the method and inputs used to calculate it.	Not Applicable
Metrics and targets	IFRS S1.50(a)	Disclose how the metric is defined, including whether it is derived by adjusting a metric taken from a source other than IFRS Sustainability Disclosure Standards and, if so, which source and how the metric disclosed by the entity differs from the metric specified in that source.	Value creation model (Pg 22-23), Reporting criteria (ESG Reporting Criteria 2024-25_2.pdf)
Metrics and targets	IFRS S1.50(b)	Disclose whether the metric is an absolute measure, a measure expressed in relation to another metric or a qualitative measure such as a red, amber, green (RAG) status.	Not Applicable
Metrics and targets	IFRS S1.50(c)	Disclose whether the metric is validated by a third party and, if so, which party.	Approach to reporting (Pg 14), Assurance statement (Pg 498)

Topic	IFRS Index	Requirements	Location in Report
Metrics and targets	IFRS S1.50(d)	Disclose the method used to calculate the metric and the inputs to the calculation, including the limitations of the method used and the significant assumptions made.	Value creation model (Pg 22-23), Reporting criteria (ESG Reporting Criteria 2024-25_2.pdf)
Metrics and targets	IFRS S1.51	An entity shall disclose information about the targets it has set to monitor progress towards achieving its strategic goals, and any targets it is required to meet by law or regulation.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.51(a)	For each target, disclose the metric used to set the target and to monitor progress towards reaching the target.	Building the future responsibly (pg. 24-25), Reporting criteria (ESG Reporting Criteria 2024-25_2.pdf)
Metrics and targets	IFRS S1.51(b)	For each target, disclose the specific quantitative or qualitative target the entity has set or is required to meet.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.51(c)	For each target, disclose the period over which the target applies.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.51(d)	For each target, disclose the base period from which progress is measured.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.51(e)	For each target, disclose any milestones and interim targets.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.51(f)	For each target, disclose performance against each target and an analysis of trends or changes in the entity's performance.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.51(g)	For each target, disclose any revisions to the target and an explanation for those revisions.	Building the future responsibly (pg. 24-25)
Metrics and targets	IFRS S1.52	The definition and calculation of metrics, including metrics used to set targets and monitor progress towards reaching them, shall be consistent over time. If a metric is redefined or replaced, an entity shall apply paragraph B52.	Building the future responsibly (pg. 24-25), Reporting criteria (ESG Reporting Criteria 2024-25_2.pdf)
Metrics and targets	IFRS S1.53	An entity shall label and define metrics and targets using meaningful, clear and precise names and descriptions.	Building the future responsibly (pg. 24-25),
General requirements – Sources of guidance	IFRS S1.54	In identifying sustainability-related risks and opportunities that could reasonably be expected to affect an entity's prospects, an entity shall apply IFRS Sustainability Disclosure Standards.	Building the future responsibly (pg. 24-25), Reporting criteria (ESG Reporting Criteria 2024-25_2.pdf)
General requirements – Sources of guidance	IFRS S1.55	In addition to IFRS Sustainability Disclosure Standards, an entity shall refer to and consider the applicability of the disclosure topics in the SASB Standards, and may refer to and consider the applicability of CDSB Framework Application Guidance, recent pronouncements of other standard-setting bodies, and sustainability-related risks and opportunities identified by entities operating in the same industries or geographical regions.	Not Applicable
General requirements – Sources of guidance	IFRS S1.55(a)	An entity shall refer to and consider the applicability of the disclosure topics in the SASB Standards. An entity might conclude that the disclosure topics in the SASB Standards are not applicable in the entity's circumstances.	SASB mapping is done at respective sections of the report along with GRI standards
General requirements – Sources of guidance	IFRS S1.55(b)	An entity may refer to and consider the applicability of additional sources.	Approach to reporting (Pg 14)

Topic	IFRS Index	Requirements	Location in Report
General requirements – Sources of guidance	IFRS S1.55(b)(i)	An entity may refer to and consider the applicability of the CDSB Framework Application Guidance for Water-related Disclosures and the CDSB Framework Application Guidance for Biodiversity-related Disclosures.	Approach to reporting (Pg 14)
General requirements – Sources of guidance	IFRS S1.55(b)(ii)	An entity may refer to and consider the applicability of the most recent pronouncements of other standard-setting bodies whose requirements are designed to meet the information needs of users of general purpose financial reports.	Not applicable
General requirements – Sources of guidance	IFRS S1.55(b)(iii)	An entity may refer to and consider the sustainability-related risks and opportunities identified by entities that operate in the same industry(s) or geographical region(s).	Double Materiality Assessment Report ((Double Materiality Assessment Report.pdf)
General requirements – Identifying applicable disclosure requirements	IFRS S1.56	In identifying applicable disclosure requirements about a sustainability-related risk or opportunity that could reasonably be expected to affect an entity's prospects, an entity shall apply the IFRS Sustainability Disclosure Standard that specifically applies to that sustainability-related risk or opportunity.	Stakeholder Engagement and Materiality Assessment (p. 80-85)
General requirements – Identifying applicable disclosure requirements	IFRS S1.57	In the absence of an IFRS Sustainability Disclosure Standard that specifically applies to a sustainability-related risk or opportunity, an entity shall apply judgement to identify information that is relevant to users' decision-making and faithfully represents that sustainability-related risk or opportunity.	SASB and GRI disclosures
General requirements – Identifying applicable disclosure requirements	IFRS S1.57(a)	Apply judgement to identify information that is relevant to the decision-making of users of general purpose financial reports.	Applied
General requirements – Identifying applicable disclosure requirements	IFRS S1.57(b)	Apply judgement to identify information that faithfully represents that sustainability-related risk or opportunity.	Applied
General requirements – Identifying applicable disclosure requirements	IFRS S1.58	In making the judgement described in paragraph 57, an entity shall or may refer to specified sources.	Approach to reporting
General requirements – Identifying applicable disclosure requirements	IFRS S1.58(a)	An entity shall refer to and consider the applicability of the metrics associated with the disclosure topics included in the SASB Standards. An entity might conclude that the metrics specified in the SASB Standards are not applicable in the entity's circumstances.	SASB and GRI standards

Topic	IFRS Index	Requirements	Location in Report
General requirements – Identifying applicable disclosure requirements	IFRS S1.58(b)	An entity may, to the extent that these sources do not conflict with IFRS Sustainability Disclosure Standards, refer to and consider the applicability of specified additional sources.	Approach to reporting (Pg 14)
General requirements – Identifying applicable disclosure requirements	IFRS S1.58(b)(i)	Refer to and consider the applicability of the CDSB Framework Application Guidance.	Not referred
General requirements – Identifying applicable disclosure requirements	IFRS S1.58(b)(ii)	Refer to and consider the applicability of the most recent pronouncements of other standard-setting bodies whose requirements are designed to meet the information needs of users of general purpose financial reports.	Not applicable
General requirements – Identifying applicable disclosure requirements	IFRS S1.58(b)(iii)	Refer to and consider the information, including metrics, disclosed by entities that operate in the same industry(s) or geographical region(s).	We have considered while mapping the metrices
General requirements – Identifying applicable disclosure requirements	IFRS S1.58(c)	An entity may, to the extent that these sources assist the entity in meeting the objective of the Standard and do not conflict with IFRS Sustainability Disclosure Standards, refer to and consider the applicability of the sources specified in Appendix C.	Approach to reporting (Pg 14)
General requirements – Disclosure of information about sources of guidance	IFRS S1.59	An entity shall identify the specific standards, pronouncements, industry practice and other sources of guidance applied in preparing sustainability-related financial disclosures, and the industry(s) specified in the relevant standards or other sources of guidance applied, including in identifying applicable metrics.	Approach to Reporting - Reporting standards and frameworks (Pg 15)
General requirements – Disclosure of information about sources of guidance	IFRS S1.59(a)	Identify the specific standards, pronouncements, industry practice and other sources of guidance that the entity has applied in preparing its sustainability-related financial disclosures, including, if applicable, identifying the disclosure topics in the SASB Standards.	Approach to Reporting - Reporting standards and frameworks (Pg 15)
General requirements – Disclosure of information about sources of guidance	IFRS S1.59(b)	Identify the industry(s) specified in the IFRS Sustainability Disclosure Standards, the SASB Standards or other sources of guidance relating to a particular industry(s) that the entity has applied in preparing its sustainability-related financial disclosures, including in identifying applicable metrics.	SASB and GRI standards are mapped with relevant performance indicators
General requirements – Location of disclosures	IFRS S1.60	An entity is required to provide disclosures required by IFRS Sustainability Disclosure Standards as part of its general purpose financial reports.	Approach to Reporting - Reporting standards and frameworks (Pg 15)

Topic	IFRS Index	Requirements	Location in Report
General requirements – Location of disclosures	IFRS S1.61	Subject to applicable regulation or other requirements, there are various possible locations in general purpose financial reports in which to disclose sustainability-related financial information, including management commentary or a similar report that forms part of the general purpose financial reports.	Approach to Reporting - Reporting standards and frameworks (Pg 15)
General requirements – Location of disclosures	IFRS S1.62	An entity may disclose information required by an IFRS Sustainability Disclosure Standard in the same location as information disclosed to meet other requirements, such as information required by regulators, provided the sustainability-related financial disclosures are clearly identifiable and not obscured by that additional information.	Approach to Reporting - Reporting standards and frameworks (Pg 15)
General requirements – Location of disclosures	IFRS S1.63	Information required by an IFRS Sustainability Disclosure Standard may be included by cross-reference to another report published by the entity, subject to the requirements in paragraphs B45–B47.	Approach to Reporting - Reporting standards and frameworks (Pg 15)
General requirements – Timing of reporting	IFRS S1.64	An entity shall report its sustainability-related financial disclosures at the same time as its related financial statements, and those disclosures shall cover the same reporting period as the related financial statements.	Approach to Reporting - Scope and Coverage of Reporting (Pg 14)
General requirements – Timing of reporting	IFRS S1.65	Normally, an entity prepares sustainability-related financial disclosures for a 12-month period; however, reporting for a 52-week period is not precluded.	Approach to Reporting (Pg 14-15)
General requirements – Timing of reporting	IFRS S1.66	When an entity changes the end of its reporting period and provides sustainability-related financial disclosures for a period longer or shorter than 12 months, it shall disclose the period covered, the reason for using a longer or shorter period, and the fact that the amounts disclosed are not entirely comparable.	Not Applicable
General requirements – Timing of reporting	IFRS S1.66(a)	Disclose the period covered by the sustainability-related financial disclosures.	Approach to Reporting - Scope and Coverage of Reporting (Pg 14)
General requirements – Timing of reporting	IFRS S1.66(b)	Disclose the reason for using a longer or shorter period.	Not Applicable
General requirements – Timing of reporting	IFRS S1.66(c)	Disclose the fact that the amounts disclosed in the sustainability-related financial disclosures are not entirely comparable.	Approach to Reporting (Pg 14-15)
General requirements – Timing of reporting	IFRS S1.67	If, after the end of the reporting period but before the date on which the sustainability-related financial disclosures are authorised for issue, an entity receives information about conditions that existed at the end of the reporting period, it shall update disclosures relating to those conditions in light of the new information.	Not Applicable

Topic	IFRS Index	Requirements	Location in Report
General requirements – Timing of reporting	IFRS S1.68	An entity shall disclose information about transactions, other events and conditions that occur after the end of the reporting period but before the date on which the sustainability-related financial disclosures are authorised for issue, if non-disclosure could reasonably be expected to influence decisions of primary users.	Key performance indicators- Financial indicators (Pg 8)
General requirements – Timing of reporting	IFRS S1.69	This Standard does not mandate which entities must provide interim sustainability-related financial disclosures, how frequently, or how soon after the end of an interim period. If an entity is required or elects to publish interim sustainability-related financial disclosures in accordance with IFRS Sustainability Disclosure Standards, it shall apply paragraph B48.	Not Applicable
General requirements – Comparative information	IFRS S1.70	Unless another IFRS Sustainability Disclosure Standard permits or requires otherwise, an entity shall disclose comparative information for the preceding period for all amounts disclosed in the reporting period and, if useful, also disclose comparative information for narrative and descriptive sustainability-related financial information.	Approach to Reporting - Scope and Coverage of Reporting (Pg 14-15)
General requirements – Comparative information	IFRS S1.71	Amounts reported in sustainability-related financial disclosures might relate, for example, to metrics and targets or to current and anticipated financial effects of sustainability-related risks and opportunities.	Double Materiality Assessment Report ((Double Materiality Assessment Report. pdf); Building a Greener tomorrow, Understanding Climate-Related Risk (Pg 60-61). Leading Responsibly, Information Security, Product Quality (Pg. 76-77). Key Performance indicators- Non financial indicators (Pg 9) Value creation model (Pgs 22-23) Stakeholder Engagement and Materiality Assessment (Pg 80-85)
General requirements – Statement of compliance	IFRS S1.72	An entity whose sustainability-related financial disclosures comply with all the requirements of IFRS Sustainability Disclosure Standards shall make an explicit and unreserved statement of compliance, and shall not describe disclosures as complying unless they comply with all such requirements.	Approach to reporting (Pgs 14-15)
General requirements – Statement of compliance	IFRS S1.73	The Standard relieves an entity from disclosing information otherwise required if law or regulation prohibits disclosure or if information about a sustainability-related opportunity is commercially sensitive as described in the Standard. An entity using these exemptions is not prevented from asserting compliance with IFRS Sustainability Disclosure Standards.	Approach to the reporting (Pgs 14-15)
Judgements, uncertainties and errors – Judgements	IFRS S1.74	An entity shall disclose information to enable users of general purpose financial reports to understand the judgements, apart from those involving estimations of amounts, that the entity has made in preparing its sustainability-related financial disclosures and that have the most significant effect on the information included.	Approach to Reporting - Scope and Coverage of Reporting (Pgs 14-15)

Topic	IFRS Index	Requirements	Location in Report
Judgements, uncertainties and errors – Judgements	IFRS S1.75	In preparing sustainability-related financial disclosures, an entity makes various judgements, apart from those involving estimations, that can significantly affect the information reported.	Approach to the reporting (Pgs 14-15)
Judgements, uncertainties and errors – Judgements	IFRS S1.75(a)	Judgements may include identifying sustainability-related risks and opportunities that could reasonably be expected to affect the entity's prospects.	Approach to the reporting (Pgs 14-15)
Judgements, uncertainties and errors – Judgements	IFRS S1.75(b)	Judgements may include determining which sources of guidance to apply in accordance with paragraphs 54–58.	Approach to the reporting (Pgs 14-15)
Judgements, uncertainties and errors – Judgements	IFRS S1.75(c)	Judgements may include identifying material information to include in the sustainability-related financial disclosures.	Approach to the reporting (Pgs 14-15)
Judgements, uncertainties and errors – Judgements	IFRS S1.75(d)	Judgements may include assessing whether an event or change in circumstances is significant and requires reassessment of the scope of all affected sustainability-related risks and opportunities throughout the entity's value chain.	Value creation model (Pgs 22-23), Approach to the reporting (Pgs 14-15)
Judgements, uncertainties and errors – Judgements	IFRS S1.76	Other IFRS Sustainability Disclosure Standards may require disclosure of some of the information that an entity would otherwise be required to disclose in accordance with paragraph 74.	Approach to Reporting - Reporting standards and frameworks (pg. 15)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.77	An entity shall disclose information to enable users of general purpose financial reports to understand the most significant uncertainties affecting the amounts reported in its sustainability-related financial disclosures.	Approach to Reporting - Reporting standards and frameworks (pg. 15)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1, S2.78	An entity shall identify amounts subject to a high level of measurement uncertainty and disclose information about the sources of uncertainty and the assumptions, approximations and judgements made in measuring those amounts.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.78(a)	Identify the amounts disclosed that are subject to a high level of measurement uncertainty.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.78(b)	For each amount identified, disclose information about the sources of measurement uncertainty and the assumptions, approximations and judgements made in measuring the amount.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.78(b)(i)	Disclose the sources of measurement uncertainty, for example dependence on the outcome of a future event, on a measurement technique, or on the availability and quality of data from the entity's value chain.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)

Topic	IFRS Index	Requirements	Location in Report
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.78(b)(ii)	Disclose the assumptions, approximations and judgements the entity has made in measuring the amount.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.79	When amounts cannot be measured directly and can only be estimated, measurement uncertainty arises. The use of reasonable estimates is an essential part of preparing sustainability-related financial disclosures and does not undermine usefulness if estimates are accurately described and explained.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.80	The requirement to disclose uncertainties affecting reported amounts relates to estimates requiring the entity's most difficult, subjective or complex judgements.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.81	The type and extent of information needed to disclose vary according to the nature of the amount reported, the sources of and factors contributing to uncertainty, and other circumstances. Examples of possible disclosures are specified.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.81(a)	Possible disclosure includes the nature of the assumption or other source of measurement uncertainty.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.81(b)	Possible disclosure includes the sensitivity of the disclosed amount to the methods, assumptions and estimates underlying its calculation, including reasons for the sensitivity.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.81(c)	Possible disclosure includes the expected resolution of an uncertainty and the range of reasonably possible outcomes for the disclosed amount.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.81(d)	Possible disclosure includes an explanation of changes made to past assumptions concerning the disclosed amount, if the uncertainty remains unresolved.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Measurement uncertainty	IFRS S1.82	Other IFRS Sustainability Disclosure Standards may require disclosure of some information that an entity would otherwise be required to disclose in accordance with paragraphs 77–78.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Errors	IFRS S1.83	An entity shall correct material prior period errors by restating the comparative amounts for the prior period(s) disclosed unless it is impracticable to do so.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)

Topic	IFRS Index	Requirements	Location in Report
Judgements, uncertainties and errors – Errors	IFRS S1.84	Prior period errors are omissions from and misstatements in sustainability-related financial disclosures for one or more prior periods arising from failure to use, or misuse of, reliable information that was available when those disclosures were authorised for issue and could reasonably be expected to have been obtained and considered in preparing them.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Errors	IFRS S1.84(a)	Such reliable information was available when the sustainability-related financial disclosures for those periods were authorised for issue.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Errors	IFRS S1.84(b)	Such reliable information could reasonably be expected to have been obtained and considered in the preparation of those disclosures.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Errors	IFRS S1.85	Corrections of errors are distinguished from changes in estimates. Estimates are approximations that an entity might need to revise as additional information becomes known.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)
Judgements, uncertainties and errors – Errors	IFRS S1.86	If an entity identifies a material error in its prior period sustainability-related financial disclosures, it shall apply paragraphs B55–B59.	Reporting criteria document ; Approach to reporting, GHG methodology (GHG_Quantification_Methodology-Scope1,2&3andUncertaintyFY'26.pdf)

Dr.Reddy's

NOTICE OF 42ND ANNUAL GENERAL MEETING

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, **Tel:** 91 40 4900 2900, **Fax:** 91 40 4900 2999
Email: shares@drreddys.com, **Website:** www.drreddys.com

Notice is hereby given that the 42nd Annual General Meeting ("AGM") of the members of Dr. Reddy's Laboratories Limited ("Company") will be held on Thursday, July 23, 2026, at 11.00 a.m. ("IST") through Video Conferencing ("VC")/ Other Audio-Visual Means ("OAVM"), to transact the following businesses:

ORDINARY BUSINESS:

1. **To receive, consider and adopt the Audited Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT the audited standalone financial statements of the Company for the financial year ended March 31, 2026 together with the reports of the Board of Directors and Auditors thereon, as circulated to the members, be and are hereby approved and adopted.

   RESOLVED FURTHER THAT the audited consolidated financial statements of the Company for the financial year ended March 31, 2026 together with the report of the Auditors thereon, as circulated to the members, be and are hereby approved and adopted."

2. **To declare a final dividend of ₹ 8/- per equity share of the face value of ₹ 1/- each, for the financial year ended March 31, 2026.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT approval be and is hereby accorded for declaration and payment of final dividend of ₹ 8 (Rupee Eight) per equity share of the face value of ₹ 1 (Rupee One) each fully paid up, of the Company, as recommended by the Board of Directors of the Company for the financial year ended March 31, 2026."

3. **To re-appoint Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation and being eligible, has offered himself for re-appointment.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the applicable provision(s) of the applicable law(s) (including any amendments thereto or re-enactment thereof for the time being in force), in accordance with the Articles of Association of the Company and upon recommendation of the Nomination, Governance and Compensation Committee and the Board of Directors, Mr. K Satish Reddy (DIN: 00129701), Director, who retires by rotation and being eligible, has offered himself for re-appointment, be and is hereby re-appointed as a Director of the Company, liable to retire by rotation."

4. **To appoint M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants as Statutory Auditors for a period of five consecutive years and fix their remuneration.**

   To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT pursuant to the provisions of Sections 139, 142 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, (including any statutory modification(s) or re-enactment thereof, for the time being in force) and based on the recommendations of the Audit Committee and the Board of Directors, M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No.117366W/W-100018), be and is hereby appointed as statutory auditors of the Company, in place of retiring auditors M/s. S. R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004), to hold office for the period of five consecutive years commencing from the conclusion of this 42nd Annual General Meeting until

the conclusion of the 47th Annual General Meeting, at such remuneration and reimbursement of out of pocket expenses based on the recommendation of the Audit Committee, as may be determined by the Board of Directors of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company or any duly constituted Committee of the Board, be and is hereby authorized to do all such acts, deeds, matters and things as may be necessary, proper or expedient to give effect to this resolution."

SPECIAL BUSINESS

5. **To re-appoint Dr. K P Krishnan (DIN: 01099097), as an Independent Director for a second term of five consecutive years.**

To consider and, if thought fit, to pass, the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to the provisions of Sections 149, 152 and other applicable provisions of the Companies Act, 2013, ("Act") read with Schedule IV of the Act and the Rules made thereunder, the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), and in accordance with the Articles of Association of the Company, and based on the recommendation of the Nomination, Governance and Compensation Committee and the Board of Directors, Dr. Kodumudi Pranatharthiharan Krishnan (DIN: 01099097), who holds office as an Independent Director up to January 6, 2027 and who has submitted a declaration confirming that he meets the criteria of independence as prescribed under the Act and the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing under Section 160 of the Act, be and is hereby re-appointed as an Independent Director of the Company, not liable to retire by rotation, for a second term of five (5) consecutive years effective from January 7, 2027 till January 6, 2032, on such remuneration as may be recommended by the Board of Directors of the Company from time to time, which shall be within the maximum limits as approved by the members of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

6. **To appoint Mr. Srikanth Velamakanni (DIN: 01722758) as an independent director of the Company.**

To consider, and if thought fit, to pass, the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161, and other applicable provisions of the Companies Act, 2013 ("the Act"), read with Schedule IV of the Act and the rules made thereunder, and the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), and in accordance with the Articles of Association of the Company, and based on the recommendation of the Nomination, Governance and Compensation Committee and the Board of Directors, Mr. Srikanth Velamakanni, (DIN: 01722758), who was appointed as an Additional Director in the category of an Independent Director with effect from July 1, 2026, who meets the criteria of independence as prescribed under Section 149(6) of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Act, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of five consecutive years effective from July 1, 2026 till June 30, 2031, on such remuneration as may be recommended by the Board of Directors of the Company from time to time, which shall be within the maximum limits as approved by the members of the Company.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

7. **To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, Cost Accountants, for the Financial Year ending March 31, 2027.**

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), based on the recommendations of the Audit Committee and Board of Directors, the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) to conduct audit of cost records of the Company, for the financial year ending March 31, 2027, amounting to ₹ 9,00,000/- (Rupees Nine lakhs only) plus applicable taxes and reimbursement of out-of-pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution."

By order of the Board of Directors
For Dr. Reddy's Laboratories Limited

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
(Membership No. F6621)

Date: May 12, 2026
Place: Hyderabad

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

NOTES:

1) The explanatory statement pursuant to Section 102 of the Companies Act, 2013 ("Act") and the Rules made thereunder, Secretarial Standard on General Meetings ("SS-2") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at their meeting held on May 12, 2026, has considered and recommended to include item nos. 5,6 and 7 of the special business in the Notice for seeking approval of the members at the 42nd Annual General Meeting ("AGM") of the Company.

2) The Ministry of Corporate Affairs ("MCA") has, vide its Circular nos. 20/2020, 14/2020, 17/2020, 02/2021, 02/2022, 10/2022, 09/2023, 09/2024, the latest being 03/2025 dated September 22, 2025 and the Securities and Exchange Board of India ('SEBI') vide its circular no. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 and other applicable circulars issued in this regard, (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. In compliance with the provisions of the Act, the SEBI Listing Regulations and the Circulars, the 42nd AGM of the Company is being held through VC/OAVM. The deemed venue for the 42nd AGM shall be at the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) Pursuant to Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, Regulation 44 of the SEBI Listing Regulations and the aforesaid Circulars, the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting and attending the 42nd AGM through VC/ OAVM are given to this Notice.

4) In line with the Circulars, the Company is providing VC/ OAVM facility to its members to attend the 42nd AGM. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorized agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

Further, only registered Members of the Company may attend and vote at the AGM through VC/OAVM facility. In case of joint holders, the Member whose name appears as the first holder in the order of names as per the Register of Members of the Company as on the cut-off date will be entitled to vote at the AGM.

5) The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

6) The VC/ OAVM facility for members to join the meeting, shall be kept open 30 minutes before the start of the 42nd AGM and will be closed on expiry of 30 minutes after closure of the 42nd AGM. Members can attend the 42nd AGM through VC/ OAVM by following the instructions mentioned in this Notice.

7) Corporate members who intend to appoint authorized representatives to attend the meeting are requested to send a certified copy of the Board resolution authorizing such representative to attend the 42nd AGM through VC/ OAVM, and cast their votes through e-voting. Such documents shall be sent to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

8) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/ authorization letter, etc., with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail at info@mehta-mehta.com, with a copy marked to evoting@nsdl.co.in.

9) Members attending the 42nd AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

10) The statutory registers including the Register of Directors and Key Managerial Personnel and their shareholding, Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors of the Company certifying that the ESOP Schemes of the Company are being implemented in accordance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be available for inspection by the members during the 42nd AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the 42nd AGM i.e, July 23, 2026. Members seeking to inspect the register are requested to mail to the Company at agm2026@drreddys.com.

11) In accordance with the aforesaid Circulars, the Notice of the 42nd AGM along with the Integrated Annual Report for the financial year ended March 31, 2026, has been sent through electronic mode only to the members who have registered their e-mail addresses with the Company/ Depository Participants/ Company's Registrar and Transfer Agent ("RTA"). The Notice of 42nd AGM and Integrated Annual Report are also available on the Company's website at www.drreddys.com, on the website of the Stock Exchanges, i.e. BSE Limited ("BSE") at www.bseindia.com and National Stock Exchange of India Limited ("NSE") at www.nseindia.com and on the website of National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com. Physical copy of the Notice of the 42nd AGM and the Integrated Annual Report for the year ended March 31, 2026, has not been sent to the members.

12) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on https://www.drreddys.com/investor#investor-services#shareholder-information or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

13) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they maintain their demat accounts. If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent, Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

14) The Board of Directors of the Company at their meeting held on May 12, 2026, has recommended a dividend of ₹ 8/- per equity share of face value of ₹1/- each as final dividend for the financial year ended March 31, 2026. The dividend, if declared, at the 42nd AGM, will be paid on or before July 30, 2026, subject to deduction of tax at source, to those members whose names appear on the Register of Members of the Company as of end of the day on July 10, 2026.

15) In terms of Schedule I of the SEBI Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/ RECS (Regional ECS)/ NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form shall send a request updating their bank details, to the Company's RTA.

The Company shall credit the dividend only through electronic mode and not dispatch the dividend warrants to those members who have not registered their bank mandate with the Company.

16) Pursuant to implementation of the Income Tax Act, 2025 ('the IT Act') as amended by the Finance Act, 2020 effective from April 1, 2026, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) at the time of making the payment of dividend to shareholders at the prescribed rates:

For Resident shareholders: tax shall be deducted at source under section 393(1) [Table: S.No.7] read with section 393(4) [Table Sr. no. 10] of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10%
Shareholders without PAN/ invalid/inoperative PAN with the Company	20% as per the provisions of the section 397(2)(b)(i) of the IT Act

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the Tax year 2026-27 does not exceed ₹ 10,000/- and also in cases where resident individual shareholder provides valid Form 121, benefit may be extended subject to conditions specified in the IT Act.

Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil

withholding tax. PAN is mandatory for shareholders providing valid Form 121 or any other documents as mentioned above. The formats of Form 121 and Annexures as prescribed below are available on the website of the Company https://www.drreddys.com/investor#investor-services#investor-handbook and also available on website of our RTA, Bigshare Services Private Limited at https://www.bigshareonline.com/

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified Schedule VII (Table: Sl. No. 20 or 21) to section 11 of the IT Act or an Insurance Company as specified under Section 393(4) [Table: S.No.10] of the IT Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the IT Act:

a) declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938 – Annexure I;

b) declaration by Mutual Fund shareholder eligible for exemption under Schedule VII (Table: Sl. No. 20 or 21) to section 11 of the IT Act - Annexure II; and

c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI - Annexure III.

Declaration for exemption under Circular 18/2017 of the Income-tax Act, 1961: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory:

a) lower withholding tax certificate for the Tax Year 2026-27, if any obtained from the Income Tax authorities; and

b) in case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same - Annexure IV.

For Non-Resident shareholders: taxes are required to be withheld in accordance with the provisions of Section 393(2) [Table Sl. No 17] read with section 207(1) [Table Sl. No. 1] and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 159 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the shareholder, if such provisions are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the Tax Year 2026-27, obtained from the tax authorities of the country of which the shareholder is a resident.

2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 217 of the Income Tax Rules, 2026 to be submitted - Annexure V

3. Form 41 in electronic format as required under section 159(1) and 159(2) of the IT Act by filling electronically on the income tax portal with their login credentials at eportal.incometax.gov.in.

4. Self-declaration from non-resident shareholder addressed specifically to the Company - Annexure VI, primarily covering the following:

    a. Non-resident is and will continue to remain a tax resident of the country of residence during the Tax Year 2026-27;

    b. Non-resident is eligible to claim the benefit of respective tax treaty;

    c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;

    d. Non-resident receiving the dividend income is the beneficial owner of such income;

    e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;

    f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and

    g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.

5. Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 203 of the Income Tax Rules, 2026: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 203 of the Income Tax Rules, 2026 - Annexure VII.

Section 397(2)of the IT Act

Rate of TDS at the rate of 10 percent under section 393(1) [Table: S.No.7] read with section 393(4) [Table Sr. no. 10] of the IT Act which is subject to provisions of section 397(2) of the IT Act which introduces special provisions for TDS where PAN provided by deductee is Invalid. Invalid PAN also includes cases where PAN and Aadhar are not linked.

As provided in section 397(2)(b)(i) of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified person:

- at twice the rate specified in the relevant provisions of the IT Act; or
- at twice the rate or rates in force; or
- at the rate of 20%.

Accordingly, provisions of section 397(2) will be applicable in cases where PAN of the shareholder is Invalid and/or PAN and Aadhar not linked. Therefore, as per the section 262 of the IT Act, individual shareholders are requested to link their Aadhaar number with PAN to avoid deduction of tax at higher rates.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com, alternatively shareholder can submit these documents through iConnect on homepage of our RTA website at https://www.bigshareonline.com/.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the IT Act, you are requested to provide the above-mentioned details and documents as applicable to you. Incomplete and/or unsigned forms and declarations will not be considered by the Company. All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@bigshareonline.com.

"The Resident Non-Individual Members such as Insurance companies, Mutual Funds, Alternative Investment Fund (AIF) and other domestic financial institutions established in India and Non Resident Non-Individual Members such as Foreign Portfolio Investors may submit the relevant forms, declarations and documents through their respective custodians who are registered with NSDL for tax services, on or before the aforesaid timelines."

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/

furnishing of TDS returns for the second quarter of Tax Year 2026-27, with the authorities.

Disclaimer: *Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.*

17) Members are requested to contact Company's RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Integrated Annual Report and are also available on the website of the Company at https://www.drreddys.com/investor#shares#details-of-shares.

18) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2026 are available on the website of the Company at https://www.drreddys.com/investor#shares#details-of-shares and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

19) Effective April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of dividend, subject to approval of the members at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA at bsshyd@bigshareonline.com. The forms for updating the same are available at https://www.drreddys.com/investor#investor-services#investor-handbook.

20) The members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.drreddys.com/investor#investor-services#investor-handbook. Members holding shares in demat mode may contact their respective DPs to update the nomination.

21) Pursuant to SEBI Circular No. HO/38/13/11(2)2026-MIRSDPOD/I/3750/2026 dated January 30, 2026, all shareholders are hereby informed that a Special Window is being opened for a period of one year, from February 05, 2026 to February 04, 2027 to facilitate re-lodgement of transfer requests of physical shares. Shareholders are encouraged to use the opportunity.

22) Regulation 40 of the SEBI Listing Regulations, as amended, mandates that transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository. Further, transmission and transposition of securities of held in physical form shall be effected only in dematerialized form. SEBI has mandated that listed companies, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, transmission, transposition, etc. In view of the above, as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

23) The Members are hereby informed that for addressing the unresolved disputes pertaining to or emanating from investor services between listed Company / RTAs offering services on behalf of the listed Company and its shareholders, the SEBI introduced Standard Operating Procedure to be followed under the Stock Exchange arbitration process. The mechanism can be initiated only post exhausting all actions for resolution of complaints including those received through the SCORES Portal.

SEBI vide Circular Nos. SEBI/HO/OIAE/OIAE_IAD-1/P/CIR/2023/131 dated July 31, 2023, and SEBI/HO/OIAE/OIAE_IAD-1/P/CIR/2023/135 dated August 4, 2023, read with Master Circular No. SEBI/HO/ OIAE/OIAE_IAD-1/P/ CIR/2023/145 dated July 31, 2023 (updated as on August 11, 2023), has established a common Online Dispute Resolution Portal ("ODR Portal") for resolution of disputes arising in the Indian Securities Market. Pursuant to above-mentioned circulars, post exhausting the option to resolve their grievances with the RTA/ Company directly and through existing SCORES platform, the investors can initiate dispute resolution through the ODR Portal at https://smartodr.in/login.

24) The Company is provide the facility of live webcast of proceedings of 42nd AGM, the same is available at the Company's website and members who are entitled to participate in the 42nd AGM can view the live proceedings of 42nd AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 10.30 a.m. (IST) onwards (30 minutes before the start of the 42nd AGM) on July 23, 2026.

25) Pursuant to the provisions of the act, a member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his/her behalf and the proxy need not be a member of the company. since this AGM is being held pursuant to the MCA circulars through VC or OAVM, the requirement of physical attendance of members has been dispensed with. Accordingly, in terms of the MCA circulars and the SEBI circulars, the facility for appointment of proxies by the members will not be available for this AGM and hence the proxy form, attendance slip and route map of AGM are not annexed to this notice.

By order of the Board of Directors
For Dr. Reddy's Laboratories Limited

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
(Membership No. F6621)

Date: May 12, 2026
Place: Hyderabad

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

EXPLANATORY STATEMENT TO THE NOTICE OF 42ND AGM

Statement pursuant to Section 102 of the Companies Act, 2013 ("Act") read with the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and the Secretarial Standards on General Meetings ("SS-2")

ITEM NO. 3

As per the Section 152 of the Act, at least two-thirds of the total number of directors (excluding independent directors), are liable to retire by rotation, out of which one-third of the total number of such directors shall retire at every AGM.

In compliance with this requirement, Mr. K Satish Reddy, Director of the Company is liable to retirement by rotation at this 42nd AGM, and being eligible, has offered himself for re-appointment.

Mr. K Satish Reddy is the Chairman of our company. He joined the Company in 1993 and since then has held positions of increasing responsibility. He led the organization's transition from a uni-focused manufacturer of APIs (active pharmaceutical ingredients) to a company that moved up the value-chain with a diverse product portfolio of Finished Dosage Formulations. He oversaw the expansion and establishment of a strong footprint for finished dosage products in Russia, China and other emerging markets.

In 1997, Mr. K Satish Reddy was appointed as Managing Director. He was re-appointed as Managing Director and Chief Operating Officer for a period of five years effective from October 1, 2012. After the demise of the Company's founder, Dr. K Anji Reddy, he was re-designated as Vice-Chairman and Managing Director with effect from March 30, 2013, and subsequently re-designated as the Chairman of the Company with effect from May 13, 2014. He was further re-appointed as a Whole-time Director, designated as Chairman, for a period of five years, effective from October 1, 2017. The members of the Company at the 38th AGM held on July 29, 2022, has re-appointed Mr. K Satish Reddy as Whole-time Director, designated as Chairman, for a period of five years effective from October 1,2022 to September 30, 2027, liable to retire by rotation.

As an active member of major industry associations and governmental panels, he plays a key role in shaping policies concerning the pharmaceutical sector that include India's patent law, drug pricing and important amendments to the Drugs & Cosmetics Act. He is the Member of the CII Governing Council and a Member of the IGBA CEO Advisory Committee. He also plays a key role in shaping Skill Development in India. He is the governing board member of the Young India Skill University and previously, he was the Chairman of the Life Sciences Skill Development Council under The National Skill Development Corporation (NSDC), an organization, working in partnership with various stakeholder groups, to serve and address the skill shortfalls in the Life Sciences Sector across India. He has also led various National Committees on the India G20 Presidency for 2023. He was the President of the Indian Pharmaceutical Alliance, a premier industry association of leading research based Indian companies from 2013-15 & 2019-21. He was the Chairman of the Board of Governors of NIPER Hyderabad. He was a member of the Drugs Technical Advisory Board of India, the Chairman of the Andhra Pradesh Chapter of the Confederation of Indian Industries (CII) and head of its National Committee on Pharmaceuticals. In May 2015, the Ministry of Labour and Employment, Government of India, nominated him as Chairman of the Board of Governors of the National Safety Council.

Keeping true to the legacy of the founder of our company, Dr. Anji Reddy, he drives our Corporate Social Responsibility initiatives. The Dr. Reddy's Foundation, of which he is the Chairman, works to help the less privileged create sustainable livelihoods through appropriate vocational education. He is a Trustee of the Naandi Foundation, which works in the areas of child rights and education, safe drinking water, agriculture export marketing support and other empowerment initiatives that India needs. He is also one of the Directors of Dr. Reddy's Institute of Life Sciences, the not for-profit institute engaged in pioneering and innovative research in unifying areas of chemistry, biology and chemical biology.

Mr. K Satish Reddy was identified as a "Young Global Leader for 2007" by the World Economic Forum, and was presented with the "IBLA - India Corporate Citizen of the Year" award by CNBC in 2005 for his contributions to Corporate Social Responsibility.

Mr. K Satish Reddy holds a degree in Chemical Engineering from Osmania University, India, and an M.S. in Medicinal Chemistry from Purdue University, USA, where he received the 2009 Distinguished Alumnus Award from the School of Pharmacy and Pharmaceutical Sciences.

He has been rated highly in the annual performance evaluation carried out by an independent external agency, Egon Zehnder, a leadership advisory firm on Board matters which inter alia included the various parameters including leadership, knowledge and competency, availability and attendance at the meetings, contribution, and strategic guidance in business growth and governance. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ("NGCC") and the Board. The Board has discussed the same and expressed profound sense of satisfaction over the evaluation outcome, and while recommending Mr. K Satish Reddy's re-appointment for approval of the shareholders, appreciated the contribution made by him over the years for the growth and development of the Company.

The Company has received consent from Mr. K Satish Reddy for his re-appointment and all the required disclosures including declaration in Form DIR-8 that he is not disqualified pursuant to Section 164 of the Act and that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Other details of Mr. K Satish Reddy pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in **Annexure-A**, annexed herewith.

Except Mr. K Satish Reddy, Chairman, and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the Notice of the 42nd AGM.

Further, as part of good Corporate Governance standards, Company wishes to clarify that Mr. G V Prasad, Co-Chairman and Managing Director, who is brother-in-law of Mr. K Satish Reddy, might be consider interested in the resolution as set out at item no. 3 of the Notice of the 42nd AGM, though Mr. Prasad is not 'relative' of Mr. K Satish Reddy, in terms of the Companies Act, 2013.

The Board recommends the Ordinary Resolution set forth in item no. 3 of the notice for approval of the members.

Item No. 4

The Members of the Company at the 32nd Annual General Meeting ("AGM") of the Company held on July 27, 2016, has approved the appointment of M/s. S.R. Batliboi & Associates LLP, chartered accountants (firm Registration no. 101049W/E300004), as the statutory auditors of the company to hold office for a term of five consecutive years till the conclusion of 37th AGM and were re-appointed for second term of five consecutive years till the conclusion of 42nd AGM. Consequently, M/s. S.R. Batliboi & Associates LLP is going to complete their tenure of two terms of five consecutive years, and hence is not eligible for re-appointment.

As per the applicable statutory provisions, the Company is required to appoint another firm of Chartered Accountants as the new Statutory Auditors, in place of retiring auditors. The new auditors is required to be appointed for a period of five consecutive years.

The Management, under the supervision of the Audit Committee initiated the process for selection of new statutory auditor. After evaluating and considering various factors such as industry experience, competency of the audit team, efficiency in conduct of audit, independence, etc., and based on recommendation of the Audit Committee, the Board of Directors of the Company at its meeting held on May 12, 2026, approved and recommended to the Members of the Company, appointment of M/s. Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No.117366W/W-100018), as Statutory auditors of the Company, in place of the retiring auditors, for a term of 5 consecutive years from the conclusion of the 42nd AGM till the conclusion of 47th AGM. It is proposed to pay audit fee of ₹ 8,86,00,000/- (Rupees Eight Crore and Eighty-six lakhs Only) plus applicable taxes and reimbursement of out-of-pocket expenses, for the financial year ending March 31, 2027. The overall fee proposed to be paid for statutory audit services is commensurate to the scope of the audit to be carried out by the Statutory Auditors. The remuneration for the remaining period of the term shall be fixed by the Board of Directors, based on the fee of the Audit Committee in consultation with the Statutory Auditors.

The Company may, from time to time, obtain certifications and other permissible non-audit services from M/s. Deloitte Haskins & Sells, LLP, in accordance with the provisions of Section 144 of the Act, and subject to the prior approval of the Audit Committee. The remuneration for such certifications and permissible non-audit services shall be determined and paid on mutually agreed terms.

There is no material change in the fee proposed to be paid to M/s. Deloitte Haskins & Sells, LLP, for the statutory audit to be conducted for the financial year ending March 31, 2027 vis-à-vis the fee paid to M/s. S.R. Batliboi & Associates LLP, the retiring Statutory Auditors, for the statutory audit conducted for the financial year ended March 31, 2026.

Deloitte has (i) consented to accept the appointment upon approval; (ii) confirmed that they satisfy the criteria of independence provided under the Act and that the appointment, if made, shall be in accordance with the applicable provisions of the Act and Rules framed thereunder; and (iii) provided confirmation that they have subjected themselves to the peer review process of the Institute of Chartered Accountants of India ("ICAI") and hold a valid certificate issued by the 'Peer Review Board of ICAI'.

Brief Profile

Deloitte Haskins & Sells, Mumbai was constituted in 1997 and has been converted to a Limited Liability Partnership (LLP), with the name Deloitte Haskins & Sells LLP ("Deloitte" or "Firm"), w.e.f. November 20, 2013. Deloitte is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018) and is a part of Deloitte Haskins & Sells & Affiliates being the Network of Firms registered with the ICAI. The registered office of the Firm is One International Center, Tower 3, 31st Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai - 400013, Maharashtra, India.

None of the Directors or Key Managerial Personnel of the Company or their relatives are in any way concerned or interested, financially or otherwise, in the resolution set out in item no. 4 of the Notice of the 42nd AGM.

The Board recommends the Ordinary Resolution, as set out at Item No. 4 of this notice, for approval of the members.

Item No. 5

Dr. K P Krishnan (DIN: 01099097) was appointed as an Independent Director of the Company for a period of five years with effect from January 7, 2022, to January 6, 2027, by the members via postal ballot dated March 27, 2022. As per section 149(10) of the Act provides that an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company and shall be eligible for re-appointment, for another term of up to five years, on passing of a special resolution by the members of the Company. Therefore Dr. Krishnan is eligible for re-appointment for a second term of 5 years, starting from January 7, 2027 to January 6, 2032.

Following the performance evaluation of Dr. Krishnan, for the financial year ended March 31, 2026, which was carried out by an independent external agency, Egon Zehnder, a leadership advisory firm on Board matters, Dr. Krishnan was rated highly as an Independent Director of the Company on the various evaluation parameters carried out by the said agency. The key skills and contributions of Dr. Krishnan includes framing of pubic policy, governance, regulatory affairs, economics and strategic oversight, which complements the skill matrix approved by the Board. The evaluation outcome was placed before the Nomination, Governance and Compensation Committee ('NGCC") and the Board has discussed the same and expressed satisfaction over the evaluation outcome. Consequently, the Board based on the outcome of his performance evaluation and recommendation of the NGCC, is of the opinion that Dr. Krishnan fulfils the conditions for his re-appointment as an Independent Director as specified in the Act and the SEBI Listing Regulations. The NGCC and the Board are of the view that the continued association of Dr. Krishnan and his rich experience and vast knowledge that he brings would be beneficial to the Company. The Board also believes that he possesses appropriate skills, expertise and competencies in the context of the Company's businesses, particularly in the areas of Strategy, Management & Governance, Finance, Human Resources, Sustainability and ESG.

Considering the above, the NGCC and the Board have recommended re-appointment Dr. Krishnan as an Independent Director of the Company, for the second term of five (5) consecutive years from January 07, 2027 to January 06, 2032, not liable to retire by rotation, by passing the special resolution as set out in the Notice of the 42nd AGM.

The Company has received from Dr. Krishnan, inter alia, (i) Consent to act as a Director of the Company in Form DIR-2 pursuant to Section 152 of the Act read with the Appointment of Directors Rules; (ii) declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under Section 164 of the Act; (iii) declaration that he meets the criteria of independence as provided in the Act and the SEBI Listing Regulations; (iv) declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act proposing the candidature of Dr. Krishnan as an Independent Director of the Company.

Brief Profile

Dr. K P Krishnan served in the Indian Administrative Service (IAS) for nearly 37 years. He superannuated from the IAS on December 31, 2019. In his IAS career he has served in various field and secretariat positions in India in the Government of India, Government of Karnataka and at the World Bank. Besides field positions like District Collector Mangalore, in the Government of Karnataka he served in the departments dealing with agriculture, co-operatives and marketing, urban development and infrastructure, commercial taxes and finance. His key roles in the Government of India include:

a. Secretary, Ministry of Skill Development and Entrepreneurship (since February 1, 2017 till retirement on December 31, 2019);
b. Special/Additional Secretary, Department of Land Resources, Ministry of Rural Development (2014-2017);
c. Additional Secretary, Department of Economic Affairs, Ministry of Finance (2013- 2014);
d. Secretary, Prime Minister's Economic Advisory Council (2010- 2012); and
e. Joint Secretary, Department of Economic Affairs, Ministry of Finance (2005-2010).

In these positions he served on the boards of corporations as well as boards of statutory regulatory authorities.

In parallel with his government career, Dr. Krishnan has been a strong researcher/academic. Besides being visiting faculty at IIM Bangalore, ISB and Ashoka University, he held the prestigious Bok Visiting Professor of Regulation at the University of Pennsylvania Law School in 2012-13. From 07/08/2020 till 31/12/2021, he served as the IEPF Chair Professor of Economics at the National Council of Applied Economic Research (NAER) New Delhi. From Feb, 2022 to Feb., 2024, he also served as Honorary Research Professor at the Centre for Policy Research (CPR) New Delhi and at present he is Distinguished Fellow at the Isaac Centre for Public Policy, Ashoka University.

Other details of Dr. Krishnan pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in **Annexure-A**, annexed herewith.

Except Dr. Krishnan and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 5 of the Notice of the 42nd AGM.

The Board recommends the Special Resolution, as set out at Item No. 5 of this notice, for approval of the members.

Item No. 6

The Nomination, Governance and Compensation Committee ("NGCC") periodically discusses the succession of Independent Directors coming up for re-appointment or approaching end of their term. It also assesses the balance of skills, knowledge and experience available with the Board as a whole, in order to maintain orderly succession of the Board. The NGCC had earlier identified the desired attributes for the selection of the Independent Director(s). Basis those attributes, the NGCC has recommended the candidature of Mr. Srikanth Velamakanni DIN: (01722758), as an Independent Director of the Company.

Pursuant to Section 161 of the Act and based on the recommendation of NGCC, the Board at its meeting held on May 12, 2026, appointed Mr. Srikanth Velamakanni, DIN: (01722758) as an Additional Director in the category of Independent Director of the Company, for a term of five consecutive years effective from July 1, 2026 till June 30, 2031, not liable to retire by rotation, subject to approval of the members of the Company at the ensuing 42nd AGM through special resolution.

The Company has received, inter alia, (i) requisite consent from Mr. Srikanth Velamakanni in Form DIR-2 pursuant to Section 152 of the Act read with the Appointment of Directors Rules to act as an Independent Director, (ii) declaration in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under Section 164 of the Act (iii) declaration that he meets the criteria of independence as provided in Section 149 of the Act and in the SEBI Listing Regulations (iv) confirmation that he is registered with the Independent Director's databank for lifetime in terms of Section 150 of the Act read with Rule 6 of the Companies (Appointment and Qualifications of Directors) Rules, 2014; and (v) a declaration that he is not debarred or restrained from acting as a Director by any SEBI order or any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Srikanth Velamakanni, as a Director of the Company.

In the opinion of the Board of Directors, Mr. Srikanth fulfills the conditions specified for independence under the Act, the Rules made thereunder, SEBI Listing Regulations and other applicable laws/regulations, to the extent applicable to the Company. Mr. Srikanth possesses the requisite skills, experience, expertise, and integrity for his appointment as an Independent Director of the Company. His extensive experience in technology, digital transformation, entrepreneurship, and strategic leadership would provide valuable insights and guidance to the Board. The Board also believes that he possesses appropriate skills, expertise and competencies in the context of the Company's businesses, particularly in the areas of Strategy, Management & Governance, Finance, Human Resource, Science, Technology and Operations, Sustainability and ESG, Industry experience and Digital expertise. The Board also noted that his skills, background and experience are aligned with the identified competencies and capabilities required for the role, and that he is eligible for appointment as an Independent Director.

The Board is of the view that the appointment of Mr. Srikanth is justified, considering his distinguished global career with the leading organizations in the field of artificial intelligence and digital transformation. Mr. Srikanth also brings extensive experience in technology, ESG, and corporate governance.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulation 25 of the SEBI Listing Regulations, approval of the Members is being sought for the appointment of Mr. Srikanth as an Independent Director of the Company, for a term of five consecutive years effective from July 1, 2026 till June 30, 2031, not liable to retire by rotation by way of a Special Resolution.

Copy of the draft letter of appointment, setting out the terms and conditions of appointment of Independent Directors and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, at the Company's registered office during business hours on all working days upto the date of 42nd AGM.

Brief profile:

Mr. Srikanth Velamakanni is one of India's most influential technology leaders and a global champion of artificial intelligence. He is the Co-Founder and Group Chief Executive of Fractal, India's first publicly listed pure-play AI company. He also serves as the Chairperson of Nasscom and as a Founder-Trustee of Plaksha University. Srikanth's work is guided by a long-term commitment to building technology that expands human potential.

Other details of Mr. Srikanth Velamakanni, pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard - 2 are given in **Annexure-A**, annexed herewith.

Except Mr. Srikanth Velamakanni, and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 6 of the Notice of the 42nd AGM.

The Board recommends the Special Resolution set forth in item no. 6 of the Notice for approval of the members.

Item No. 7

The Board of Directors, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2027, at a remuneration of ₹ 9,00,000/- (Rupees Nine Lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit.

The Board approved the proposed remuneration of the Cost Auditors after considering the scope of the audit involved and cost audit teams requiring fewer members due to the advancement in technology/ software, auditing systems and other automation tools. Therefore, the remuneration of the Cost Auditors being proposed for approval of the members are commensurate with the scope of work involved and above stated reasons in the present business environment. The proposed remuneration is in line with the prevailing industry standards and the fees paid for similar services by companies of comparable size and operations and is therefore considered fair and appropriate.

In terms with the provisions of Section 148(3) of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 7 of the Notice of the 42nd AGM for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2027.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution. The Board, as recommended by the Audit Committee, recommends the resolution set forth in item no. 7 of the Notice of 42nd AGM for approval of the members.

The Board recommends the Ordinary Resolution set forth in item no. 7 of the Notice for approval of the members.

By order of the Board of Directors
For Dr. Reddy's Laboratories Limited

Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR
(Membership No. F6621)

Date: May 12, 2026
Place: Hyderabad

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

Annexure A

Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Photograph			
DIN	00129701	01099097	01722758
Age (Years)	58	66	52
Nationality	Indian	Indian	Indian
Qualification	Mr. K Satish has graduated in Chemical Engineering from Osmania University, India and M.S. in Medical Chemistry from Purdue University, USA.	Dr. Krishnan educated in Economics from St. Stephens College and Law at the Campus Law Centre University of Delhi. He joined the IAS in August 1983 and belongs to the Karnataka cadre. He joined IIM Bangalore in 1999 and was awarded FPM (Ph.D) in Economics in the 2003 graduation ceremony.	Mr. Srikanth has completed his B.Tech in Electrical Engineering from the Indian Institute of Technology, Delhi, and holds an MBA in Management, Finance and Marketing degree from the Indian Institute of Management, Ahmedabad.
Nature of expertise in specific functional areas	Mr. K Satish Reddy has rich and wide experience in strategy, management, governance, finance, human resources, science, technology and operations. He is focused on translating the Company's strategy into action to drive its growth and performance globally.	Dr. Krishnan has rich experience/ expertise in Strategy, Management and Governance, Finance and Sustainability& ESG.	Mr. Srikanth has rich experience in Strategy, Management & Governance, Finance, Human Resource, Science, Technology and Operations, Sustainability and ESG, Industry experience and Digital expertise.
Date of first appointment	January 18, 1993	January 07, 2022	July 1, 2026
Shareholding in the Company	Mr. K Satish Reddy holds 1,01,07,505 equity shares of the Company. K Satish Reddy HUF holds 2,76,18,385 equity shares of the Company. VSD Family Trust holds 7,56,30,620 equity shares of the Company, in which Mr. K Satish Reddy has position of a Trustee.	NIL	NIL

Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Directorship held in other Companies	**Company's subsidiaries including step-down subsidiaries:** **Indian subsidiaries:** • Aurigene Oncology Limited, • Dr. Reddy's Bio-Sciences Limited. **Foreign subsidiaries:** • Dr. Reddy's New Zealand Limited in New Zealand; • Dr. Reddy's Laboratories (UK) Limited in UK. **Other Companies:** • Dr. Reddy's Institute of Life Sciences, • Greenpark Hotels and Resorts Limited, • Stamlo Industries Limited, • Dr. Reddy's Trust Services Private Limited, • Araku Originals Private Limited, • Cipro Estates Private Limited, • KAR Therapeutics & Estates Private Limited, • Quin Estates Private Limited, • Satish Reddy Estates Private Limited, • Nayanta Education Foundation, • Telangana Life Sciences Foundation, • Shravya Publications Private Limited, • Guanine Real Estates Private Limited, • Adenine Real Estates Private Limited and • Kallam Anji Reddy Foundation.	**Public Companies:** • ASREC (India) Limited • Tata Consumer Products Limited **Private Companies:** • Helios Trustee Private Limited • Shriram Capital Private Limited • Indian Institute For Human Settlements • CEPT Urban Planning and Design Foundation	**Public Companies** • Fractal Analytics Limited • NIIT Limited • IdeaForge Technology Limited **Foreign Companies** • Fractal Analytics Inc. (USA) • Fractal Analytics Sweden AB
Listed entities from which person has resigned in the past three years	NIL	NIL	Mr. Srikanth Velamakanni has resigned from the Directorship in Metro Brands Limited during past 3 years.

Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Chairman/ Membership of the Committee(s) of the Board	**Dr Reddy's Laboratories Limited** • Member of the Sustainability and CSR Committee, • Member of Stakeholders' Relationship Committee and • Chairman of Banking, Authorizations and Allotment Committee.	**Dr Reddy's Laboratories Limited** • Member of Audit Committee • Member of Nomination, Governance & Compensation Committee. • Chairman of Sustainability and Corporate Social Responsibilities Committee **Tata Consumer Products Limited** • Chairman of Audit Committee • Member of CSR & Sustainability Committee • Chairman of Stakeholders Relationship Committee **ASREC (India) Limited** • Chairman Corporate Social Responsibility Committee • Member Nomination & Remuneration Committee • Chairman Valuation Committee **Helios Trustee Private Limited** • Member of Audit Committee • Member of Risk Management Committee **Shriram Capital Private Limited** • Chairman of Nomination & Remuneration Committee • Member of Audit Committee **Indian Institute for Human Settlement** • Member of Audit Committee • Member of Executive Committee	**Dr Reddy's Laboratories Limited** • Member of Risk Management Committee* • Member of Stakeholder Relationship Committee* **with effect from July 1, 2026* **NIIT Limited** • Member of Nomination and Remuneration Committee. **IdeaForge Technology Limited** • Member of Nomination and Remuneration Committee. **Fractal Analytics Limited** • Member of Risk Management Committee • Member of Stakeholder Relationship Committee • Chairman of Option Allotment Committee
Relationship with other Directors, Manager and other Key Managerial Personnel of the Company	Mr. G V Prasad, Co-Chairman and Managing Director, is brother-in-law of Mr. K Satish Reddy, and is not 'relative' as defined under the Companies Act, 2013. He is not related to any other Director or Key Managerial Personnel of the Company.	Dr. Krishnan is not related to any Director or Key Managerial Personnel of the Company.	Mr. Srikanth is not related to any Director or Key Managerial Personnel of the Company.
Number of Board meetings attended during FY25-26	Mr. K Satish Reddy attended all six (6) Board meetings held during the financial year ended March 31, 2026	Dr. Krishnan attended all six (6) Board meetings conducted during financial year ended March 31, 2026.	Not Applicable

Name of Director	Mr. K Satish Reddy	Dr. K P Krishnan	Mr. Srikanth Velamakanni
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.	**Term:** Executive Director, liable to retire by rotation. **Remuneration for the financial year ended March 31, 2026:** Salary- ₹ 22.02 million; Perquisites- ₹ 4.84 million; Commission - ₹ 73.8 million. Mr. K Satish Reddy was entitled to receive commission upto ₹ 291.91 million, i.e. @0.75 of the profit calculated under Section 198 of the Act, as approved by the members of the Company at their AGM held on July 29, 2022. In line with the approval given by the members of the Company, the NGCC and the Board has approved commission of ₹ 73.8 Million to Mr. K Satish Reddy for the financial year ended March 31, 2026. **Remuneration sought to be paid:** Mr. K Satish Reddy will be entitled for remuneration for his terms of office in terms of approval given by the members at their AGM held on July 29, 2022, and as approved by the NGCC and the Board of the Company. He is not entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.	**Terms:** Independent Director, not liable to retire by rotation. **Remuneration for the financial year ended March 31, 2026:** Commission- ₹ 17.40 Million. **Remuneration sought to be paid:** Dr. Krishnan will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.	**Terms:** Independent Director, not liable to retire by rotation. **Remuneration for the financial year ended March 31, 2026:** Not applicable **Remuneration sought to be paid:** Mr. Srikanth Velamakanni will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company. The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Act, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.

THE INSTRUCTIONS FOR MEMBERS FOR REMOTE E-VOTING AND JOINING GENERAL MEETING ARE AS UNDER:

The remote e-voting period begins on Sunday, July 19, 2026 at 9.00 a.m. (IST) and ends on Wednesday, July 22, 2026 at 5.00 p.m. (IST). The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members / Beneficial Owners as on the record date (cut-off date) i.e. Thursday, July 16, 2026, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date, being Thursday, July 16, 2026.

The remote e-voting facility is available at the link, www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 42nd AGM	EVEN	Commencement of remote E-Voting	End of remote E-Voting
Thursday July 23, 2026	139781	Sunday July 19, 2026 at 9.00 a.m. (IST)	Wednesday July 22, 2026 at 5.00 p.m. (IST)

How do I vote electronically using NSDL e-Voting system?

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8-digit DP ID,8-digit Client Id, PAN No., Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 2. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the "**Beneficial Owner**" icon under "**Login**" which is available under '**IDeAS**' section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on "**Access to e-Voting**" under e-Voting services and you will be able to see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 3. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "**Register Online for IDeAS Portal**" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp

Type of shareholders	Login Method
	4. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on Company name or **e-Voting service provider i.e. NSDL** and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. 5. Shareholders/Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1. Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi /Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password. 2. After successful login the Easi / Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by Company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers' website directly. 3. If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option. 4. Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN No. from a e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on Company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022 - 4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800-21-09911

B) Login Method for e-Voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical		Your User ID is:
a)	For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b)	For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c)	For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

5. Password details for shareholders other than Individual shareholders are given below:

   a) If you are already registered for e-Voting, then you can user your existing password to login and cast your vote.

   b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

   c) How to retrieve your ‘initial password’?

      (i) If your email ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered.

6. If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:

   a) Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

   b) Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

   c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.

8. Now, you will have to click on "Login" button.

9. After you click on the "Login" button, Home page of e-Voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-Voting system.

How to cast your vote electronically and join General Meeting on NSDL e-Voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.

2. Select "EVEN" of Company for which you wish to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/OAVM" link placed under "Join Meeting".

3. Now you are ready for e-Voting as the Voting page opens.

4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5. Upon confirmation, the message "Vote cast successfully" will be displayed.

6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for shareholders

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of the 42nd AGM and holds shares as on the cut-off date i.e., July 16, 2026, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.

2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.

4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the Company as on the cut-off date.

5. Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, failing him, Mr. Teja Bathineedi (Membership No. 68920 and COP No. 26831), Partner, M/s Mehta & Mehta, Company Secretaries, has been appointed by the Board as the scrutinizer to scrutinize the voting through electronic means during the 42nd AGM and remote e-voting process in a fair and transparent manner.

6. Immediately after the conclusion of voting at the 42nd AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutinizer shall prepare a Consolidated Scrutinizer's Report of the total votes cast in favor or against, if any, not later than forty-eight hours after the conclusion of the 42nd AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.

7. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta.com with a with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.

8. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

9. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on.: 022 - 4886 7000 or send a request to (Name of NSDL Official) at evoting@nsdl.com

Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com.

2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16-digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an Individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode.

3. Alternatively shareholder/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.

4. In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-Voting facility.

THE INSTRUCTIONS FOR MEMBERS FOR e-VOTING ON THE DAY OF THE 42ND AGM ARE AS UNDER: -

1. The procedure for e-Voting on the day of the EGM/AGM is same as the instructions mentioned above for remote e-voting.

2. Only those Members/ shareholders, who will be present in the EGM/AGM through VC/OAVM facility and have not casted their vote on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-Voting system in the EGM/AGM.

3. Members who have voted through Remote e-Voting will be eligible to attend the EGM/AGM. However, they will not be eligible to vote at the EGM/AGM.

4. The details of the person who may be contacted for any grievances connected with the facility for e-Voting on the day of the EGM/AGM shall be the same person mentioned for Remote e-voting.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE EGM/AGM THROUGH VC/OAVM ARE AS UNDER:

1. Member will be provided with a facility to attend the EGM/AGM through VC/OAVM through the NSDL e-Voting system. Members may access by following the steps mentioned above for Access to NSDL e-Voting system. After successful login, you can see link of "VC/OAVM" placed under "Join meeting" menu against Company name. You are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice to avoid last minute rush.

2. Members are encouraged to join the Meeting through Laptops for better experience.

3. Further Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

4. Please note that Participants Connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to Fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 42nd AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at agm2026@drreddys.com on or before July 21, 2026 (6:00 p.m. IST). The same will be replied by the Company suitably.

6. Those members who would like to participate as speaker shareholder during the AGM may send their request on or before Friday, July 3, 2026 mentioning their name demat account number/folio number, email id, mobile number to Company's email id agm2026@drreddys.com. Those Members who have registered themselves as a speaker will only be allowed to ask questions during the AGM, depending upon the availability of time. The same will be replied by the Company suitably.

7. The Company reserves the right to limit the number of speakers depending on the availability of time at the 42nd AGM.

8. In case any assistance is needed, members may contact:

   a) Mr. Amit Vishal, Deputy Vice President, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.

   b) Ms. Pallavi Mhatre, Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91- 22-24994545.

   c) NSDL at evoting@nsdl.co.in or at +91-22-48867000 and +91-22-24997000.

42ND AGM INFORMATION AT A GLANCE

Time and date of 42nd AGM	Thursday, July 23, 2026, at 11.00 a.m. (IST)
Mode	Video conference and other audio-visual means
Helpline number for VC participation	+91-22-4886 7000 and +91-22-2499 7000
Webcast and transcripts	https://drreddys.com/investor#reports-and-filing#annual-general-meeting
Cut-off date for e-voting	Thursday, July 16, 2026
E-voting start time and date	Sunday, July 19, 2026 at 9.00 a.m. (IST)
E-voting end time and date	Wednesday, July 22, 2026 at 5.00 p.m. (IST)
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	**Contact details:** National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact number: +91-22-48867000 and +91-22-24997000 **Contact person:** Mr. Amit Vishal, Deputy Vice President amitv@nsdl.co.in; +91-22-24994360 Ms. Pallavi Mhatre, Senior Manager pallavid@nsdl.co.in; +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent ("RTA")	**Contact details:** Bigshare Services Pvt. Ltd 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Somajiguda, Rajbhavan Road Hyderabad – 500082, India bsshyd@bigshareonline.com; +91-40-23374967 **Contact person:** Mr. Prabhakar S.D, Deputy General Manager prabhakar@bigshareonline.com Mr. Amarendranath.R, Manager amarendranath.r@bigshareonline.com
Name, address and contact details of the Company	Dr. Reddy's Laboratories Limited 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana- 500034, India Tel-91-40-49002900, Fax-91-40-49002999 Email: shares@drreddys.com ; Website: www.drreddys.com
Final dividend record date	Friday, July 10, 2026
Dividend payment date	On or before Thursday, July 30, 2026
Information of tax on final dividend for the financial year ended March 31, 2026	https://www.drreddys.com/investor#investor-services#investor-handbook

Dr. Reddy's Laboratories Limited
CIN: L85195TG1984PLC004507
8-2 337, Road No.3, Banjara Hills,
Hyderabad 500 034, India

www.drreddys.com

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